Exhibit 99.1

MANAGEMENT INFORMATION CIRCULAR

April 10, 2024

Notice of annual and special meeting
of shareholders to be held June 4, 2024

TC Energy

Letter to Shareholders	1

Notice of 2024 Annual and Special Meeting	3

Notice of Application	4

Management Information Circular	6

About the Shareholder Meeting	7

Delivery of Meeting Materials	7

Attending and Participating in the Meeting	8

Voting	10

Information for U.S. Shareholders	13

Forward-Looking Information	14

Non-GAAP Measures	16

Glossary	17

Summary	25

Business of the Meeting	36

Election of Directors	41

The Arrangement	56

Summary of the Arrangement	56

Background to the Arrangement	56

Reasons for the Arrangement	59

Recommendation of the Board	61

Fairness Opinion	61

Details of the Arrangement	62

Distribution of Shares	66

Treatment of Fractional Shares	66

Arrangement Agreement	66

Separation Agreement and Other Arrangements	67

Pre-Arrangement Transactions	69

Conditions to Closing of the Arrangement and Tax Rulings	69

Court Approval of the Arrangement	71

Shareholder Approval of the Arrangement and Related Matters	72

Proposed Timetable for the Arrangement	72

Treatment of Incentive Securities	72

Treatment of TC Energy Employees and Employee Benefit Plans	75

Directors’ and Officers’ Liability Insurance	76

Intention of TC Energy Directors and Officers	77

Expenses of the Arrangement	77

Risk Factors Relating to the Arrangement	77

Certain Securities Law Matters	81

Stock Exchange Listings	82

Trading of Shares on the TSX and NYSE	82

Material Income Tax Considerations	83

Information Concerning TC Energy Prior to the Arrangement	93

Information Concerning TC Energy Post-Arrangement	94

Information Concerning South Bow Post-Arrangement	94

South Bow Shareholder Rights Plan	95

Governance	98

About Our Governance Practices	98

Board Characteristics	99

Governance Philosophy	102

Role and Responsibilities of the Board	105

Orientation and Education	114

Board Effectiveness and Director Assessment	117

Sustainability and Environmental, Social and Governance Matters	123

Board Committees	127

Compensation	132

Compensation Governance	132

Director Compensation Discussion and Analysis	139

Director Compensation – 2023 Details	142

Human Resources Committee Letter to Shareholders	147

Executive Compensation Discussion and Analysis	149

Executive Compensation – 2023 Details	170

Other Information	182

Directors’ Approval	184

Consent of Evercore	185

Schedules

SCHEDULE A	Arrangement Resolution

SCHEDULE B	South Bow Shareholder Rights Plan Resolution

SCHEDULE C	Arrangement Agreement, including Plan of Arrangement

SCHEDULE D	Fairness Opinion

SCHEDULE E	Interim Order

SCHEDULE F	Information Concerning South Bow Post-Arrangement

SCHEDULE G	Audited Financial Statements of South Bow

SCHEDULE H	Audited Combined Carve-Out Financial Statements for the Liquids Pipelines Business and MD&A

SCHEDULE I	Unaudited Pro Forma Financial Statements of South Bow

SCHEDULE J	Information Concerning TC Energy Post-Arrangement

SCHEDULE K	Unaudited Pro Forma Financial Statements of TC Energy

SCHEDULE L	South Bow Shareholder Rights Plan

SCHEDULE M	Shareholder Proposal

SCHEDULE N	Charter of the Board of Directors of TC Energy

These materials are important and require your immediate attention. If you are in doubt as to how to deal with these documents or the matters they refer to, please consult your professional advisors. If you have any questions or require assistance with voting your shares, you may contact our shareholder advisor and proxy solicitation agent:

Morrow Sodali (Canada) Ltd.

Toll-Free Number: 1-888 999 2944

Email: assistance@morrowsodali.com

TC Energy Management Information Circular 2024 | i

About TC Energy

Delivering Results — Providing Energy Solutions.

We’re a team of 7,000+ energy problem solvers working to safely move, generate and store the energy North America relies on. Today, we’re delivering solutions to the world’s toughest energy challenges – from innovating to deliver the natural gas that feeds LNG to global markets, to working to reduce emissions from our assets, to partnering with our neighbors, customers and governments to build the energy system of the future. It’s all part of how we continue to deliver sustainable returns for our investors and create value for communities.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit our website at (tcenergy.com).

We encourage you to sign up for electronic delivery of all future proxy materials.

Registered shareholders

Go to www.investorcentre.com/tcenergy and click on “View Details to Manage Your Account” below the TC Energy logo. Under the heading “Quick Links”, click on “Receive Documents Electronically” and you will be asked to complete additional fields: 1 – Company Name (TC Energy Corporation), 2 – Holder Account Number (begins with “C” and is on your form of proxy), 3 – Canadian Postal Code (if you are a Canadian resident) or 4 – Family or Company Name (if you are not a resident of Canada), and click “NEXT”.

Non-registered shareholders

Go to www.investordelivery.com using the control number found on your voting instruction form, click on “Enrollment or Reactivation”, and follow the instructions. If you vote online, go to www.proxyvote.com, click on “Delivery Settings”, and follow the instructions.

ii | TC Energy Management Information Circular 2024

Letter to Shareholders

April 10, 2024

Dear Shareholder:

On behalf of the Board of Directors of TC Energy Corporation, we are pleased to invite you to our Annual and Special Meeting of common shareholders on June 4, 2024, at 8 a.m. (MDT). The meeting will be held virtually, using a live audio webcast available at https://web.lumiagm.com/423961867, password “tc2024” (case sensitive). At the meeting, you will be asked to consider matters related to our usual annual business, as well as the important proposal to spin off our Liquids Pipelines business.

The virtual-only meeting format provides all shareholders an equal opportunity to participate at the meeting regardless of their geographic location or any particular constraints or circumstances they may face relating to attendance at an in-person event. It also is a more cost-efficient and environmentally friendly way to engage with shareholders. At this virtual meeting, shareholders who attend online will have the opportunity to participate, ask questions and vote in real-time, provided they comply with the applicable procedures set out in the accompanying management information circular.

Creation of South Bow

As announced on July 27, 2023, the Board of Directors approved the proposed plan to separate TC Energy into two independent, investment-grade, publicly listed companies:

1.

TC Energy Corporation: A low-risk, diversified, growth-oriented natural gas infrastructure and energy solutions company, uniquely positioned to meet growing industry and consumer demand for reliable, lower-carbon energy and lower emitting energy sources, including natural gas.

2.

South Bow Corporation: A critical infrastructure company, with an unrivalled market position to connect resilient, safe and secure liquids supply to the highest demand markets with incremental growth and value creation opportunities.

TC Energy’s Board of Directors and management team are confident the proposed separation will enhance long-term value for TC Energy shareholders by creating two highly focused, premium energy infrastructure companies. Each company will be structured to reflect distinct value propositions and the ability to pursue and achieve greater success than a combined entity by executing tailored strategies targeted to distinct customer sets.

As the world renews its focus on energy security, TC Energy’s Liquids Pipelines business has experienced increased customer demand – presenting immediate opportunities that require more financial flexibility to maintain its notable competitive advantage. Spinning off the Liquids Pipelines business will allow the new entity to better focus and fully capture the incremental value that exists within the company’s unique opportunity set.

South Bow will be a low-risk, liquids transportation and storage business focused on enhancing the value of its unrivalled asset base. As a standalone entity with a distinct capital allocation strategy, South Bow will have greater flexibility to invest in strategic opportunities to expand, extend and unlock the full potential of its competitive corridor connecting WCSB crude oil to the U.S. Midwest and Gulf Coast. South Bow is expected to obtain an investment-grade rating. As a result, it will have the agility needed to quickly respond to market shifts, while delivering value back to shareholders in the form of a compelling dividend and enhanced capital allocation optionality.

TC Energy will maintain its regulated, low-risk and utility-like portfolio of natural gas infrastructure and power businesses with a balance of income and growth that continues to deliver strong shareholder returns. Focused on long-term energy fundamentals and capital discipline, TC Energy’s established and highly differentiated natural gas infrastructure and energy solutions portfolio is expected to offer competitive services that meet growing energy demand; generate sustainable cash flow; and provide runway to capitalize on large-scale opportunities as they arise. Guided by its conservative risk preferences, TC Energy will continue to make strategic investments to enhance its industry-leading position while enabling it to effectively navigate a shifting energy landscape.

Throughout its more than 70 years of success, TC Energy has established a strong track record of delivering results by maximizing the value of its assets. This continues today. The separation is expected to enhance the strategic and financial focus of each company and improve TC Energy’s and South Bow’s abilities to pursue independent and disciplined growth opportunities to better serve key demand markets. As two distinct infrastructure companies, the long-term shareholder value we expect to generate exceeds what is replicable as a single entity.

TC Energy Management Information Circular 2024 | 1

Board Updates

Delivering on his commitment to align with TC Energy’s revised governance guidelines regarding board commitments as outlined in the 2023 management information circular, Mr. Vanaselja stepped down as Board chair of TC Energy effective December 31, 2023 and Mr. John E. Lowe was appointed as his successor effective January 1, 2024. Mr. Vanaselja continues to serve as a valued member of the Board.

Your vote is important to us. For the proposed separation to become effective, it must be approved by our shareholders. The attached management information circular includes important information about the meeting and how to vote. Please take some time to read the document and remember to vote. You can find more information about TC Energy in our 2023 Annual Report and on our website.

If you have questions about any of the information contained within the attached management information circular please contact our Investor Relations team by telephone at 403-920-7911 or 1-800-361-6522 or by email at investor_relations@tcenergy.com. For assistance in completing your proxy form or voting instruction form, please contact our shareholder advisor and proxy solicitation agent, Morrow Sodali, by telephone at 1-888-999-2944 or by email at assistance@morrowsodali.com.

Thank you for your continued confidence in TC Energy. We appreciate your support and look forward to your participation in the meeting on June 4, 2024.

Sincerely,

John E. Lowe Chair of the Board of Directors	Francois L. Poirier President and Chief Executive Officer

2 | TC Energy Management Information Circular 2024

Notice of 2024 Annual and Special Meeting

You are invited to our 2024 annual and special meeting of common shareholders:

WHEN

Tuesday, June 4, 2024 at 8 a.m.

Mountain Daylight Time (MDT)

WHERE

Virtual-only meeting via live audio webcast online at

https://web.lumiagm.com/423961867

password “tc2024” (case sensitive)

YOUR VOTE IS IMPORTANT

If you are a holder of record of TC Energy Corporation (TC Energy) common shares on April 16, 2024, you are entitled to receive notice of, attend and vote at this meeting.

Please take some time to read the attached management information circular. It contains important information about the meeting and the proposal to spin off our Liquids Pipelines business and explains who can vote and how to vote.

If you have questions about any of the information contained within the attached management information circular please contact our Investor Relations team by telephone at 403-920-7911 or 1-800-361-6522 or by email at investor_relations@tcenergy.com. For assistance in completing your proxy form or voting instruction form, please contact our shareholder advisor and proxy solicitation agent, Morrow Sodali, by telephone at 1-888-999-2944 or by email at assistance@morrowsodali.com.

By order of the Board of Directors,

Christine R. Johnston
Vice-President, Law and Corporate Secretary
TC Energy Corporation
Calgary, Alberta

April 10, 2024

Eight Items of Business

1.   Receive our audited consolidated financial statements for the year ended December 31, 2023, and the auditor’s report thereon.

2.   Elect the directors.

3.   Appoint the auditor and authorize the directors to fix their remuneration.

4.   Consider and, if deemed advisable, approve a special resolution, the full text of which is set forth in Schedule A to the attached management information circular, approving an arrangement under section 192 of the Canada Business Corporations Act, pursuant to which, among other things, TC Energy shareholders will receive one newly issued common share of TC Energy and 0.2 of a common share in a new public company called “South Bow Corporation” in exchange for each common share of TC Energy held.

5.   Consider and, if deemed advisable, approve an ordinary resolution, the full text of which is set forth in Schedule B to the attached management information circular, approving a shareholder rights plan for South Bow Corporation.

6.   Participate in the advisory vote on our approach to executive compensation (say on pay).

7.   Consider the shareholder proposal set out in Schedule M to the attached management information circular.

8.   Consider other business that is properly brought before the meeting or any meeting that is reconvened if the meeting is adjourned.

TC Energy Management Information Circular 2024 | 3

Notice of Application

Action No. 2401-04743

IN THE COURT OF KING’S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44,

AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

TC ENERGY CORPORATION, THE HOLDERS OF COMMON SHARES OF TC ENERGY CORPORATION AND SOUTH BOW CORPORATION

NOTICE OF APPLICATION

NOTICE IS HEREBY GIVEN that an originating application (the Application) has been filed with the Court of King’s Bench of Alberta, Judicial District of Calgary (the Court) on behalf of TC Energy Corporation (TC Energy) with respect to a proposed arrangement (the Arrangement) brought pursuant to Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the CBCA), involving, among others, TC Energy, the holders of common shares of TC Energy (TC Energy Shareholders) and South Bow Corporation (South Bow). The Arrangement is described in greater detail in the management information circular of TC Energy dated April 10, 2024, accompanying this Notice of Application.

At the hearing of the Application, TC Energy intends to seek:

(a)	a declaration that the terms and conditions of the Arrangement, and the related procedures, are fair to the persons affected, both from a substantive and procedural perspective;

(b)	an order approving the Arrangement pursuant to the provisions of Section 192 of the CBCA;

(c)

a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 192 of the CBCA, become effective in accordance with its terms and will be binding on and after the Effective Time as defined in the Arrangement; and

(d)	such other and further orders, declarations and directions as the Court may deem just.

AND NOTICE IS FURTHER GIVEN that the order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, with respect to the distribution of the securities of TC Energy and South Bow to be issued pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Application was directed to be heard before a Justice of the Court of King’s Bench of Alberta, 601 – 5th Street S.W., Calgary, Alberta, Canada on the 4th day of June, 2024 at 3:30 p.m. (MDT), or as soon thereafter as counsel may be heard. Any TC Energy Shareholder or any other interested party desiring to support or oppose the Application, may appear at the time of hearing in person or by counsel for that purpose. Any TC Energy Shareholder or other interested party desiring to appear at the hearing is required to file with the Court, and serve upon TC Energy on or before 5:00 p.m. (MDT) on May 15, 2024, a notice of intention to appear, including an address for service in the Province of Alberta, together with any evidence or materials which are to be presented to the Court. Service on TC Energy is to be effected by delivery to the solicitors for TC Energy at the address below. If any TC Energy Shareholder or other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Application will be given by TC Energy and that in the event the hearing of the Application is adjourned, only those persons who have appeared before the Court for the Application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by an Interim Order dated April 9, 2024 (the Interim Order), has given directions as to the calling and holding of the meeting of TC Energy Shareholders for the purpose of such holders voting upon the special resolution to approve the Arrangement.

4 | TC Energy Management Information Circular 2024

AND NOTICE IS FURTHER GIVEN that a copy of the said Application and other documents in the proceedings will be furnished to any TC Energy Shareholder or other interested party requesting the same by the undermentioned solicitors for TC Energy upon written request delivered to such solicitors as follows:

Blake, Cassels & Graydon LLP

3500 Bankers Hall East

855 – 2nd Street S.W.

Calgary, Alberta, Canada T2P 4J8

Attention: David Tupper and Brendan MacArthur-Stevens

DATED at the City of Calgary, in the Province of Alberta, this 10th day of April, 2024.

BY ORDER OF THE BOARD OF DIRECTORS OF

TC ENERGY CORPORATION

“Christine R. Johnston”

Christine R. Johnston

Vice-President, Law and Corporate Secretary

TC Energy Corporation

TC Energy Management Information Circular 2024 | 5

Management Information Circular

We are sending you this management information circular (Circular) because you were a holder of record of common shares of TC Energy on April 16, 2024. You have the right to participate in our 2024 annual and special meeting of shareholders (the meeting) and to vote your shares online at the meeting or by proxy. The meeting can be accessed at https://web.lumiagm.com/423961867, password “tc2024” (case sensitive). Following the meeting, a webcast in English, including the live question and answer session, will be available for viewing on our website (www.tcenergy.com).

Management is soliciting your proxy for the meeting, and we pay all costs for doing so. TC Energy has engaged Morrow Sodali as its shareholder advisor and proxy solicitation agent to assist with the solicitation of votes from shareholders and to provide strategic services in the areas of capital markets intelligence, governance and shareholder engagement. TC Energy will pay fees of up to approximately $350,000 for the proxy solicitation service, in addition to certain out-of-pocket expenses. Morrow Sodali may utilize the Broadridge QuickVoteTM system to assist non-registered (beneficial) shareholders with voting their shares. Beneficial shareholders may be contacted by Morrow Sodali to obtain voting instructions directly over the telephone.

In this document,

•  you, your and shareholder mean a holder of common shares of TC Energy Corporation (including for greater certainty, New TC Energy Common Shares),

•  we, us, our, the company and TC Energy mean TC Energy Corporation, and

•  TC Energy common shares, TC Energy shares and shares mean common shares of TC Energy prior to the completion of the Arrangement. Common shares of TC Energy following the completion of the Arrangement are referred to as New TC Energy Common Shares

We will start mailing the proxy materials on April 26, 2024, and will also provide the materials to brokers, custodians, nominees and other fiduciaries to forward them to shareholders. A TC Energy employee may also contact you by phone or email to encourage you to vote.

Our principal corporate and executive offices are located at 450 – 1 Street S.W., Calgary, AB Canada T2P 5H1

The Board of Directors of TC Energy (Board) has approved the contents of this Circular and has authorized us to send it to you. We have also sent a copy to each member of our Board and to our auditors, and will file copies with the appropriate government regulatory agencies.

If you have any questions or require more information with regard to the procedures for voting your shares, please contact our shareholder advisor and proxy solicitation agent: Morrow Sodali, by telephone at 1-888-999-2944 or by email at assistance@morrowsodali.com.

If you have questions about deciding how to vote, you should contact your own legal, tax, financial or other professional advisor.

Unless stated otherwise, information in this document is as of April 10, 2024, and all dollar amounts are in Canadian dollars.

The use of the phrase “tax-free” in this Circular is a reference to the tax-deferred nature of the Arrangement. Specifically, the receipt of South Bow Common Shares pursuant to the Arrangement is generally intended not to result in taxable income or gain to Holders (as defined herein) for Canadian federal income tax purposes or U.S. federal income tax purposes. As described under the heading Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations and Material Income Tax Considerations – Certain United States Federal Income Tax Considerations, a Holder may trigger certain tax consequences upon the receipt of cash in lieu of fractional South Bow Common Shares to which they may otherwise be entitled pursuant to the Arrangement or on a subsequent disposition of a New TC Energy Common Share or a South Bow Common Share (in the ordinary course or otherwise).

About shareholder mailings

In March 2023, we asked all registered shareholders to advise us if they did not want to receive our Annual Reports when they became available.

If you are a registered shareholder who replied that you no longer want to receive the report, or a beneficial shareholder who did not request a copy, you will not receive one. If you purchased TC Energy shares after April 16, 2024, you also may not receive a copy of the TC Energy Annual Report. We are using notice and access to deliver this Circular and the TC Energy Annual Report.

The TC Energy Annual Report is available on our website (www.tcenergy.com) and on SEDAR+ (www.sedarplus.ca), or you can request a free copy from our transfer agent:

Computershare Investor Services, Inc.

Tel:   1-800-340-5024 (toll-free within North America)

      1-514-982-7959 (outside North America)

6 | TC Energy Management Information Circular 2024

About the Shareholder Meeting

As a shareholder of record, you are entitled to vote your shares at the meeting. The meeting will cover eight items of business, six of which require your vote, which are discussed in more detail starting on page 36.

TC Energy will be holding the meeting via a virtual-only format, using a live audio webcast available online at https://web.lumiagm.com/423961867, password “tc2024” (case sensitive).

The next section discusses delivery of the meeting materials, attending and participating in the meeting, the voting process, and submitting questions during the meeting.

Delivery of Meeting Materials

We are using notice and access to deliver this Circular and the TC Energy Annual Report to both our registered and beneficial shareholders.

This means that TC Energy will post this Circular and the TC Energy Annual Report online for our shareholders to access electronically. You will receive a package in the mail with a notice (Notice)

	WHERE TO FIND IT
>	About the Shareholder Meeting	7
>	Delivery of Meeting Materials	7
>	Attending and Participating in the Meeting	8
>	Voting	10
	Who Can Vote	10
	How to Vote	10
	Changing Your Vote	12
	How the Votes are Counted	12
>	Business of the Meeting	23
	Director Profiles	42
	The Arrangement	56
	South Bow Shareholder Rights Plan	95

explaining how to access and review this Circular and the TC Energy Annual Report electronically and how to request a paper copy of either at no charge. You will also receive a form of proxy or a voting instruction form in the mail so you can vote your shares.

Notice and access is an environmentally friendly and cost-effective way to distribute this Circular and the TC Energy Annual Report because it reduces printing, paper and postage.

The following beneficial shareholders will receive a paper copy of this Circular:

•	those who have already provided instructions that they prefer to receive a paper copy,

•	employees of our U.S. affiliate who own TC Energy shares through our U.S. affiliate’s 401(k) retirement plans, and

•	those whose brokers receive materials through Computershare.

This Circular is available on SEDAR+ (www.sedarplus.ca) and on our website (www.tcenergy.com/notice-and-access).

How to request a paper copy of this Circular

Starting April 26, 2024, shareholders can request a paper copy of this Circular and the TC Energy Annual Report for up to one year. This Circular and the TC Energy Annual Report will be sent to you at no charge.

If you would like to receive a paper copy of this Circular and the TC Energy Annual Report, please follow the instructions provided in the Notice.

Requests by shareholders must be made by 5 p.m. Eastern Daylight Time (EDT), on Friday, May 17, 2024 in order for you to receive a paper copy of this Circular or the TC Energy Annual Report before the meeting on June 4, 2024.

If you request a paper copy of this Circular or the TC Energy Annual Report you will not receive a new form of proxy (for registered shareholders) or voting instruction form (for beneficial shareholders), so you should keep the original form sent to you in order to vote.

If you have questions about notice and access, you can call our Investor Relations line at 403-920-7911 or 1-800-361-6522.

TC Energy Management Information Circular 2024 | 7

Attending and Participating in the Meeting

TC Energy is holding its 2024 annual and special meeting via a virtual-only format using a live audio webcast available online at https://web.lumiagm.com/423961867, password “tc2024” (case sensitive). A physical or in-person meeting will not be held.

If you participate in the virtual meeting, it is important that you are connected to the internet at all times during the meeting. It is your responsibility to ensure connectivity for the duration of the virtual meeting. You should allow ample time to log into the virtual meeting and complete the below procedure.

All meeting participants must use the latest versions of Chrome, Safari, Microsoft Edge, or Firefox. TC Energy recommends that you log in at least 30-60 minutes before the meeting starts as this will allow you to check compatibility and complete the related procedures required to log in to the meeting.

Additional information on how to access the virtual meeting is also available on our website (www.tcenergy.com).

WHO CAN ATTEND THE MEETING

Registered shareholders and duly appointed proxyholders will be able to attend and ask questions at the meeting.

Registered shareholders and duly appointed proxyholders can also vote in real-time at the meeting by completing a ballot online during the meeting, provided that they complete the instructions outlined in this Circular.

If you are a registered shareholder and you wish to attend the meeting, you may still find it more convenient to complete a form of proxy and register your vote in advance of the meeting. If you vote by proxy in advance of the meeting, you are still entitled to attend and ask questions at the meeting, as well as to vote at the meeting if you decide you want to change your vote.

Beneficial shareholders who appoint themselves as proxyholders can also attend the meeting, ask questions and vote. Beneficial shareholders can also appoint someone else to attend the meeting and vote on their behalf by following the directions on page 12 of this Circular.

Beneficial shareholders who have not appointed themselves as proxyholder will be able to listen to the meeting as a guest but will not be able to ask questions or vote.

Attending the meeting as a registered shareholder

If you hold your shares directly and have a share certificate or DRS Advice in your name, you may attend the meeting by following the instructions below:

1.	Log in online at https://web.lumiagm.com/423961867 using a web browser on a smartphone, tablet or computer.

2.	Click “I have a login” and then enter your control number located on the form of proxy or in the email notification you received from Computershare, and password “tc2024” (case sensitive).

Attending the meeting as a beneficial shareholder

If you hold your shares beneficially through a broker, nominee or intermediary, you may attend the meeting by following the instructions below:

1.	Appoint yourself as a duly appointed proxyholder, by following the instructions on page 12 of this Circular.

2.

Visit https://www.computershare.com/TCEnergyAGM to register to attend the meeting. To register, enter your account number located on your voting instruction form, your name and email address. After the proxy deadline, Computershare will send you (or your proxyholder, if applicable) via email a username that will be required to log into the meeting.

3.	Log in online at https://web.lumiagm.com/423961867 using a web browser on a smartphone, tablet or computer.

4.	Click “I have a login” and then enter the four letter username provided to you (or your proxyholder, if applicable) by Computershare, and password “tc2024” (case sensitive).

You may also appoint someone to attend and vote at the meeting on your behalf by following steps 1 and 2 above (appointing such person as your proxyholder), and such person should follow steps 3 and 4 above in order to attend the meeting.

Attending the meeting as a guest

If you are not a registered shareholder, a duly appointed proxyholder, or a beneficial shareholder who has appointed themselves as a proxyholder, you can still attend the meeting and listen by following the instructions below:

1.	Log in online at https://web.lumiagm.com/423961867 using a web browser on a smartphone, tablet or computer.

2.	Select “Guest” and complete the information requested in the form.

8 | TC Energy Management Information Circular 2024

Submitting questions at the meeting

We will hold a live question and answer session to answer the questions submitted during the meeting. The following attendees will be able to submit questions:

•	registered shareholders,

•	beneficial shareholders who have appointed themselves proxyholder as outlined on page 12 of this Circular, and

•	other duly appointed proxyholders.

Guests will not be able to submit questions during the meeting.

To ask a question, type your question into the chat function. Additional instructions on how to ask questions will be provided at least one week before the meeting on our website (www.tcenergy.com) and explained during the meeting.

We encourage you to submit your questions in advance of the meeting to Investor Relations by emailing investor_relations@tcenergy.com.

Following the meeting, a webcast in English of the meeting, including the question and answer session, will be available for viewing on our website (www.tcenergy.com).

We are committed to transparent communication at the meeting. Questions asked related to the business of the meeting will not be curated and will be presented as submitted, unedited and uncensored. Questions will be answered in the order received for each item of business.

We will respond in writing as soon as practical after the meeting to any questions that were not answered during the meeting.

Technical difficulties: If you experience technical difficulties logging into the meeting or during the meeting, please contact 403-920-2050.

TC Energy Management Information Circular 2024 | 9

Voting

WHO CAN VOTE

Shareholders of record on April 16, 2024 are entitled to receive notice of the meeting and vote their shares at the meeting. Our Board set this date to comply with legal requirements and allow enough time for shareholders to receive and review the materials, make their voting decisions and send in their voting instructions before the deadline.

As of April 10, 2024, we had 1,037,487,829 common shares outstanding. Each common share carries the right to one vote on any item of business that properly comes before the meeting and any meeting that is reconvened if the meeting is adjourned. Subject to any further order of the Court, in order to pass, the Arrangement Resolution must be approved by at least two-thirds of the votes cast by shareholders present or represented by proxy at the meeting. Subject to our Majority Voting Policy for director elections (see Governance – Governance philosophy – Majority voting), a simple majority of votes (50 per cent plus one vote) is required for each other item to be approved by shareholders.

As of April 10, 2024, TC Energy had nine series of preferred shares outstanding. The holders of these shares do not have voting rights at the meeting.

Registered shareholders

You are a registered shareholder if you have a share certificate or DRS Advice in your name.

We will prepare a list of the registered shareholders as of April 16, 2024, showing the names of all shareholders who are entitled to vote at the meeting and the number of shares each owns. Our transfer agent, Computershare, will have a copy of the list at their Calgary office if you want to check it during regular business hours. If you would like to view this list, please call 403-267-6800 to set up an appointment. Computershare is located at Suite 800, 324 8th Avenue S.W., Calgary, Alberta T2P 2Z2.

Non-registered (beneficial) shareholders

You are a beneficial shareholder if your securities broker, financial institution, clearing agency, trustee or custodian (your nominee) holds your shares for you in a nominee account.

Principal shareholders

Our directors and executives are not aware of any person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over, more than ten per cent of our outstanding shares.

HOW TO VOTE

You have two ways to vote:

•	by proxy, or
•	by virtually attending the meeting and voting.

Voting by proxy

Voting by proxy means you are giving someone else the authority to attend the meeting and vote for you (your proxyholder).

Registered shareholders

We mail the Notice directly to you, and your package includes a proxy form.

You may request a paper copy of this Circular and the TC Energy Annual Report by following the instructions in the Notice that was mailed to you.

If you are a registered shareholder, you must return your signed proxy form in order to vote by proxy.

The securities represented by your proxy will be voted or withheld from voting in accordance with the instructions provided in your proxy on any ballot that may be called for. If you appoint the TC Energy representatives named in the proxy form and specify your voting instructions, your shares will be voted, or withheld from voting, accordingly. If you do not specify how you want to vote your shares, your shares will be voted for you as follows:

•	for the nominated directors listed on the proxy form and in this Circular,
•	for the appointment of KPMG LLP, Chartered Professional Accountants (KPMG) as TC Energy’s auditor, and authorizing the directors to fix their remuneration,
•	for the approval of the Arrangement Resolution,
•	for the approval of the South Bow Shareholder Rights Plan Resolution,
•	for our approach to executive compensation, as described in this Circular, and
•	against the shareholder proposal set forth in Schedule M of this Circular.

If you appoint someone else as your proxyholder, but do not specify how you want them to vote your shares, the person can vote as they see fit.

If there are any amendments to the items of business or any other matters that properly come before the meeting (including where the meeting will be reconvened if it was adjourned), your proxyholder has the discretion to vote as they see fit, in each instance, to the extent permitted by law whether the amendment or other matter of business that properly comes before the meeting is routine or contested.

10 | TC Energy Management Information Circular 2024

Late proxies may be accepted or rejected by the chair of the meeting at their discretion and the chair of the meeting is under no obligation to accept or reject any particular late proxy. The chair of the meeting may waive or extend the proxy cut-off without notice.

You can choose anyone to be your proxyholder – the person does not need to be a TC Energy shareholder or the TC Energy representatives named in the proxy form. You must write the person’s name on your proxy form, and return the signed proxy form to Computershare to appoint someone as your proxyholder. In addition, you must go to https://www.computershare.com/TCEnergyAGM and provide Computershare with the name and email address of your appointee so that Computershare may provide the appointee with a username via email to log into the meeting.

You should tell this person that you have appointed them as your proxyholder and that they need to attend the meeting and vote on your behalf. Your proxyholder must vote your shares according to your instructions. Your shares will not be voted if your proxyholder does not attend the meeting to vote for you.

If you have returned your signed proxy form and you do not appoint anyone to be your proxyholder, John E. Lowe, Chair of the Board, François L. Poirier, President and Chief Executive Officer (CEO) or Christine R. Johnston, Vice-President, Law and Corporate Secretary (TC Energy Proxyholders) will be appointed to act as your proxyholder to vote your shares at the meeting according to your instructions.

Appointing a proxyholder

You can appoint the TC Energy Proxyholders named on the proxy form to vote your shares at the meeting according to your instructions. If you appoint them, but do not indicate your voting instructions on the form, your shares will be voted as indicated on page 10.

You can decide to appoint someone else to represent you and vote your shares at the meeting. Print the name of that person in the blank space on the proxy form. If you do not specify how to vote your shares, your proxyholder can vote as they see fit.

Take some time to read about the items of business (see pages 36-40, as well as the more detailed information contained elsewhere in this Circular, including the schedules hereto, concerning the Arrangement and the South Bow Shareholder Rights Plan), then complete the proxy form mailed to you, sign and date it, and mail it in the envelope provided. Computershare must receive the completed form by 10 a.m. (EDT) on Friday, May 31, 2024 (or, if the meeting is adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays in the Province of Alberta, prior to the commencement of the reconvened meeting).

If your package is missing an envelope, use a blank one and address it to:

Computershare Investor Services, Inc.

Stock Transfer Services

100 University Avenue, 8th Floor

Toronto, ON, Canada M5J 2Y1

If you want to submit your voting instructions by phone or on the internet, you must do so by 10 a.m. (EDT) on Friday, May 31, 2024 (or, if the meeting is adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays in the Province of Alberta, prior to the commencement of the reconvened meeting). See the instructions on your proxy form.

Participating in the meeting and voting

If you want to attend the meeting and vote, do not complete the proxy form. Just log into the meeting using the instructions provided on page 8 and vote online at the meeting.

TC Energy Management Information Circular 2024 | 11

Non-registered (beneficial) shareholders

Your broker, its agent or its nominee can only vote your shares if they have received proper voting instructions from you. If you are a beneficial shareholder, your package includes a voting instruction form. Complete the form and follow the return instructions on the form.

The voting instruction form is similar to a proxy form, however, it can only instruct the registered shareholder how to vote your shares. You cannot use the form to vote your shares directly.

Your broker is required by law to receive voting instructions from you before voting your shares. Every broker has their own mailing procedures and instructions for returning the completed voting instruction form, so be sure to follow the instructions provided on the form which may require you to take action earlier than the deadline for voting by proxy.

Most brokers delegate responsibility for obtaining instructions from their clients to Broadridge Investor Communications Corporation (Broadridge). Broadridge, or any other intermediary, as applicable, mails the proxy materials and voting instruction form to beneficial shareholders, at our expense.

The voting instruction form will name the same TC Energy representatives listed on page 11 to act as TC Energy Proxyholders.

You may request a paper copy of this Circular and TC Energy Annual Report by following the instructions in the Notice that was mailed to you.

Participating in the meeting and voting

You can attend the meeting and vote, or you can appoint someone else to attend the meeting and give them your voting instructions. In order to do so, print your name (if you wish to attend the meeting), or the name of the person you are appointing (if you wish for such person to attend and vote on your behalf at the meeting), in the blank space provided on the voting instruction form. Complete the rest of the form and then mail it to Broadridge (or to your broker, as instructed on your voting instruction form) as soon as possible. Your package also includes instructions for submitting your voting instructions by phone or on the internet if you prefer either of these methods. You, or your appointee, must then follow the instructions on page 8 of this Circular in order to attend the meeting.

Broadridge tabulates the results of all the instructions it receives from beneficial shareholders, and provides appropriate voting instructions to our transfer agent.

If you are not sure if you are a registered shareholder or beneficial shareholder, please contact our shareholder advisor and proxy solicitation agent: Morrow Sodali, by telephone at 1-888-999-2944 or by email at assistance@morrowsodali.com.

CHANGING YOUR VOTE

Registered shareholders

If you change your mind and want to revoke your proxy, you may revoke it by:

•	completing and signing a proxy bearing a later date (see page 10) and delivering such proxy to Computershare by 10 a.m. (EDT) on Friday, May 31, 2024 (or, if the meeting is adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays in the Province of Alberta, prior to the commencement of the reconvened meeting);

•	sending a signed written statement (or have your attorney sign a statement with your written authorization) to:

Corporate Secretary

TC Energy Corporation

450 – 1 Street S.W. Calgary, AB

Canada T2P 5H1

corporate_secretary@tcenergy.com

We must receive your written statement prior to 5 p.m. MDT on Monday, June 3, 2024 or 5 p.m. MDT on the last business day prior to the day the meeting is reconvened if it is adjourned; or

•	any other manner permitted by law.

If you have followed the instructions for attending and voting at the meeting, voting at the meeting will revoke any previous proxy.

Non-registered (beneficial) shareholders

If you change your mind, contact your broker or nominee.

HOW THE VOTES ARE COUNTED

As transfer agent, Computershare counts and tabulates the votes on our behalf to ensure the votes are kept confidential. They only show us the ballot or proxy form if:

•	it is required by law,
•	there is a proxy contest, or
•	there are written comments on the proxy form.

12 | TC Energy Management Information Circular 2024

Information for U.S. Shareholders

THE ARRANGEMENT AND THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE IN THE UNITED STATES, NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE IN THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The securities to be issued to shareholders and holders of TC Energy incentive securities pursuant to the Arrangement described in this Circular have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws, and are being issued and distributed, respectively, in reliance on the exemption from registration under the U.S. Securities Act set forth in Section 3(a)(10) thereof and exemptions provided under the securities laws of any state of the United States in which the shareholders reside. Section 3(a)(10) of the U.S. Securities Act provides an exemption from registration under the U.S. Securities Act for offers and sales of securities issued in exchange for one or more bona fide outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear.

The securities of TC Energy and South Bow to be issued to shareholders and holders of TC Energy incentive securities pursuant to the Arrangement will generally not be subject to resale restrictions under U.S. federal securities laws, except by persons who are “affiliates” (as such term is understood under U.S. securities laws) of TC Energy or South Bow after the Effective Date, or were “affiliates” of TC Energy or South Bow within 90 days prior to the Effective Date. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such securities by such an affiliate (or former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. See Certain Securities Law Matters – U.S. Securities Laws.

The solicitation of proxies for the meeting made pursuant to this Circular is not subject to the requirements applicable to proxy statements under the U.S. Exchange Act by virtue of an exemption applicable to “foreign private issuers” (as defined in Rule 3b-4 under the U.S. Exchange Act). Accordingly, the solicitations and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

The enforcement by investors of civil liabilities under U.S. securities laws may be adversely affected by the fact that TC Energy and South Bow and certain of their respective subsidiaries are organized under the laws of jurisdictions outside the United States, that certain of their officers and directors are residents of countries other than the United States, that the experts named in this Circular are residents of countries other than the United States and that a significant portion of the assets of TC Energy, and substantially all of the assets of certain such persons are located outside the United States. As a result, it may be difficult or impossible for shareholders in the United States to effect service of process within the United States upon TC Energy or South Bow, their respective officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, shareholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

TC Energy Management Information Circular 2024 | 13

Forward-Looking Information

This Circular contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words like anticipate, expect, believe, may, will, would, should, estimate, intend, continue or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding the Arrangement, as well as TC Energy, the subsidiaries of TC Energy, and South Bow, including management’s assessment of TC Energy’s, such subsidiaries’, and South Bow’s future plans and financial outlook.

Our forward-looking information in this document includes, but is not limited to:

•	statements regarding the business of and procedure for the meeting and solicitation of proxies;
•	the belief that virtual meetings and notice-and-access delivery are more environmentally friendly and cost-effective methods of shareholder engagement;
•	future composition of our Board and senior management, including statements regarding our diversity targets;
•	statements related to TC Energy’s sustainability commitments, including targets related to GHG emissions intensity reduction, biodiversity, land capability, and safety; positioning for net zero; further integration of sustainability into strategy, decision-making, performance-tracking and assessment; R&D and innovation investments to enhance energy sector sustainability; strengthening community resilience; fostering relationships with Indigenous groups; maintaining mutually beneficial partnerships with our landowners; fostering inclusion and diversity; and demonstrating the importance of mental health and psychological well-being, among other things;
•	the intended aims of our compensation for directors and named executive officers;
•	estimated compensation awards;
•	estimated annual retirement and pension benefits for the named executive officers;
•	potential payments and benefits for the named executive officers upon specified triggering events, including the Arrangement;
•	statements concerning the completion and proposed terms of, and matters relating to, the Arrangement and the expected timing related thereto;
•	the tax treatment of the Arrangement and certain related transactions;
•	the expected operations, financial results and condition of TC Energy and South Bow following the Arrangement;
•	TC Energy’s and South Bow’s future objectives, strategies and capital program and the methods they expect to employ to achieve their respective objectives and implement such capital program;
•	the future prospects of TC Energy and South Bow as independent corporations;
•	the expected treatment of certain TC Energy employees and employee benefit plans in connection with the Arrangement;
•	the expected treatment of holders of TC Energy incentive securities in connection with the Arrangement;
•	the anticipated effects of the Arrangement;
•	the listing of the TC Energy Special Shares, the TC Energy Arrangement Common Shares and the South Bow Common Shares on the TSX and NYSE;
•	expectations regarding trading markets in TC Energy shares and South Bow Common Shares prior to the Distribution Payment Date;
•	the estimated cash flow, earnings, capitalization and adequacy thereof to support, among other things, each of TC Energy and South Bow following the Arrangement;
•	the expected dividends of TC Energy and South Bow and their respective ability to execute share buybacks following the Arrangement;
•	the credit ratings of TC Energy and South Bow following the Arrangement;
•	the ability of TC Energy and South Bow to access capital markets following the Arrangement;
•	expansion opportunities available to TC Energy and South Bow following the Arrangement, including their respective abilities to execute on strategic growth projects and acquisitions;
•	the expectation that South Bow will be a reporting issuer in all the provinces and territories of Canada following the Arrangement; and
•	the expected terms of the Separation Agreement, the Transition Services Agreement, the Tax Matters Agreement and the Employee Matters Agreement.

Our forward-looking information is based on certain key assumptions and is subject to risks and uncertainties, including but not limited to:

•	our ability to satisfy conditions precedent and obtain approvals required for the Arrangement, including with respect to the Tax Rulings, on satisfactory terms and in a timely manner;
•	the benefits of the Arrangement being realized;
•	the prices of the New TC Energy Common Shares and South Bow Common Shares following the completion of the Arrangement;
•	the tax consequences of the Arrangement and certain related transactions;

14 | TC Energy Management Information Circular 2024

•	compliance by TC Energy and South Bow with the terms and conditions of the Arrangement Agreement;
•	realization of expected benefits from acquisitions, divestitures and energy transition;
•	our ability and the ability of South Bow to successfully implement our respective strategic priorities and whether they will yield the expected benefits;
•	our ability and the ability of South Bow to implement a capital allocation strategy aligned with maximizing shareholder value;
•	operating performance of our pipelines, power generation and storage assets;
•	operating performance of South Bow’s pipelines and storage assets;
•	amount of capacity sold and rates achieved in our pipeline businesses and South Bow’s pipeline businesses;
•	the amount of capacity payments and revenues from power generation assets due to plant availability;
•	production levels within supply basins;
•	construction and completion of capital projects;
•	cost, availability of, and inflationary pressures on, labour, equipment and materials;
•	the availability and market prices of commodities;
•	access to capital markets on competitive terms;
•	interest, tax and foreign exchange rates;
•	performance and credit risk of our counterparties and South Bow’s counterparties;
•	regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims;
•	outcomes related to the Milepost 14 incident and certain existing variable toll disputes on the Keystone Pipeline;
•	performance by TC Energy, South Bow, SBPL, as applicable, and the other parties thereto, of their respective obligations under the Separation Agreement, the Transition Services Agreement, the Tax Matters Agreement and the Employee Matters Agreement;
•	our ability and the ability of South Bow to effectively anticipate and assess changes to government policies and regulations, including those related to the environment;
•	competition in the businesses in which we operate and South Bow will operate;
•	unexpected or unusual weather;
•	acts of civil disobedience;
•	cyber security and technological developments;
•	sustainability-related risks;
•	our ability to develop, access or implement some or all of the technology and infrastructure necessary to efficiently and effectively achieve GHG emissions targets and ambitions;
•	the commercial viability and scalability of GHG emissions reduction strategies and related technology and products;
•	the development and execution of implementing strategies to meet our sustainability commitments and GHG emissions targets and ambitions;
•	impact of energy transition on our business and the future business of South Bow;
•	economic conditions in North America as well as globally; and
•	global health crises, such as pandemics and epidemics and the impacts related thereto.

For additional information about the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the TC Energy Annual Report filed under TC Energy’s profile on SEDAR+ (www.sedarplus.ca) and with the SEC (www.sec.gov). As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking statements due to new information or future events, unless we are required to by law.

TC Energy Management Information Circular 2024 | 15

Non-GAAP Measures

This Circular references comparable EBITDA and comparable EPS, which are non-GAAP measures. It also contains references to debt-to-EBITDA, a non-GAAP ratio, which is calculated using adjusted debt and adjusted comparable EBITDA, each of which is a non-GAAP measure. These measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. These non-GAAP measures are calculated by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. These comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable, except as otherwise described in the TC Energy Annual Financial Statements and the TC Energy Annual MD&A.

Comparable EBITDA represents segmented earnings (losses) adjusted for certain specific items, excluding charges for depreciation and amortization. Refer to the Financial results section for each business segment in the TC Energy Annual MD&A for a reconciliation to segmented earnings (losses).

Comparable earnings represents earnings attributable to common shareholders on a consolidated basis, adjusted for specific items. Refer to the Financial highlights section in the TC Energy Annual MD&A for a reconciliation to Net income (loss) per common share.

Refer to the About this document – Non-GAAP measures section of the TC Energy Annual MD&A for more information about the non-GAAP measures we use. The TC Energy Annual MD&A is incorporated by reference into this Circular and is available under TC Energy’s profile on SEDAR+ (www.sedarplus.ca).

With respect to non-GAAP measures used in the calculation of debt-to-EBITDA, adjusted debt is defined as the sum of Reported Total debt, including Notes payable, Long-term debt, Current portion of long-term debt and Junior subordinated notes, as reported on our Consolidated balance sheet as well as Operating lease liabilities recognized on our Consolidated balance sheet and 50 per cent of Preferred shares as reported on our Consolidated balance sheet due to the debt-like nature of their contractual and financial obligations, less Cash and cash equivalents as reported on our Consolidated balance sheet and 50 per cent of Junior subordinated notes as reported on our Consolidated balance sheet due to the equity-like nature of their contractual and financial obligations. Adjusted comparable EBITDA is calculated as comparable EBITDA excluding operating lease costs recorded in Plant operating costs and other in our Consolidated statement of income and adjusted for Distributions received in excess of (income) loss from equity investments as reported in our Consolidated statement of cash flows which we believe is more reflective of the cash flows available to TC Energy to service our debt and other long-term commitments. We believe that debt-to-EBITDA provides investors with useful information as it reflects our ability to service our debt and other long-term commitments. The following is a reconciliation of adjusted debt and adjusted comparable EBITDA for the year ended December 31, 2023:

(millions of Canadian $)	year ended December 31
2023
Reported total debt	63,201
Management adjustments:
Debt treatment of preferred shares[1]	1,250
Equity treatment of junior subordinated notes[2]	(5,144)
Cash and cash equivalents	(3,678)
Operating lease liabilities	459
Adjusted debt	56,088

Comparable EBITDA	10,988
Operating lease cost	118
Distributions received in excess of (income) loss from equity investments	(123)
Adjusted Comparable EBITDA	10,983

Adjusted Debt/Adjusted Comparable EBITDA[3]	5.1

Note

1	50 per cent debt treatment on $2.5 billion of preferred shares as of December 31, 2023.
2

50 per cent equity treatment on $10.3 billion of junior subordinated notes as of December 31, 2023. U.S. dollar-denominated notes translated at December 31, 2023, U.S./Canada foreign exchange rate of 1.32.

3	Adjusted debt and adjusted comparable EBITDA are non-GAAP financial measures. Management methodology. Individual rating agency calculations will differ.

16 | TC Energy Management Information Circular 2024

Glossary

The following is a glossary of certain terms used in this Circular, including the Summary and the Schedules to this Circular.

“2022 TC Energy PSUs” has the meaning given to it under the heading The Arrangement – Treatment of Incentive Securities – Treatment of Outstanding TC Energy PSUs.

“401(k) Plan” has the meaning given to it under the heading The Arrangement – Treatment of TC Energy Employees and Employee Benefit Plans – Benefit and Pension Plans.

“acquiring person” has the meaning given to it under the heading South Bow Shareholder Rights Plan – Flip-In Events.

“Affiliate” means, when describing a relationship between two persons, that either: (a) one of them is under the direct or indirect control of the other; or (b) each of them is directly or indirectly controlled by the same person.

“allowable capital loss” has the meaning given to it under the heading Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Shareholders Resident in Canada – Taxation of Capital Gains and Capital Losses.

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and the Plan of Arrangement, or made at the direction of the Court in the Final Order, provided that such amendments or variations are acceptable to TC Energy.

“Arrangement Agreement” means the arrangement agreement dated April 10, 2024 between TC Energy, South Bow and SBPL, a copy of which is attached as Schedule C to this Circular, as it may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution of shareholders approving the Arrangement to be considered at the meeting, the full text of which is set out in Schedule A to this Circular.

“Arrangement Shares” has the meaning given to it under the heading Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations.

“Articles of Arrangement” means the articles of arrangement of TC Energy in respect of the Arrangement, required by Section 192(6) of the CBCA to be sent to the Director after the Final Order is made.

“ASC” means the Alberta Securities Commission.

“Audit Committee” means the audit committee of TC Energy.

“Bbl/d” means barrel(s) per day.

“Bcf” means billion cubic feet.

“Board” has the meaning given to it under the heading Management Information Circular.

“Broadridge” means Broadridge Investor Communications Corporation.

“Bruce Power” means Bruce Power Limited Partnership, a Canadian-owned partnership of TC Energy, Ontario Municipal Employees Retirement Systems, the Power Workers’ Union and The Society of United Professionals.

“Canadian GAAS” means Canadian Generally Accepted Auditing Standards.

“Canada-U.S. Treaty” has the meaning given to it under the heading Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Shareholders Not Resident in Canada.

“Canadian Tax Ruling” has the meaning given to it in the definition of Tax Rulings.

“Carve-Out Financial Statements” means the audited combined carve-out financial statements for the Liquids Pipelines business as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023, the notes thereto, and the auditor’s report thereon, which are included in Schedule H to this Circular.

“CBCA” means the Canada Business Corporations Act, RSC 1985, c C-44.

“CEO” means Chief Executive Officer.

“CER” means the Canada Energy Regulator.

TC Energy Management Information Circular 2024 | 17

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement.

“CFO” means Chief Financial Officer.

“Circular” has the meaning given to it under the heading Management Information Circular.

“Code” means TC Energy’s Code of Business Ethics.

“Committee” means a committee of the Board.

“comparable EBITDA” means comparable earnings before interest, taxes, depreciation and amortization.

“Computershare” means Computershare Investor Services, Inc.

“COO” means Chief Operating Officer.

“Court” means the Court of King’s Bench of Alberta.

“CRA” means the Canada Revenue Agency.

“DB Plan” has the meaning given to it under the heading The Arrangement – Treatment of TC Energy Employees and Employee Benefit Plans – Benefit and Pension Plans.

“DC Plan” has the meaning given to it under the heading The Arrangement – Treatment of TC Energy Employees and Employee Benefit Plans – Benefit and Pension Plans.

“DCF” means distributable cash flow per share.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Distribution Payment Date” means the date on which South Bow Common Shares are issued to shareholders as of the Distribution Record Date pursuant to the Arrangement.

“Distribution Record Date” means the record date established by TC Energy for the Arrangement.

“DRP” means the Dividend Reinvestment and Share Purchase Plan of TC Energy.

“DRS Advice” means a direct registration system advice.

“Effective Date” means the effective date of the Arrangement, being the date shown on the Certificate of Arrangement.

“Effective Time” means 12:01 a.m. (MDT) on the Effective Date, or such other time as TC Energy and South Bow agree to in writing before the Effective Date.

“Employee Matters Agreement” means the employee matters agreement to be entered into between TC Energy and South Bow in the form and content and on terms and conditions to be agreed upon by TC Energy and South Bow, as it may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms.

“EPS” means earnings per share.

“ERM” means enterprise risk management.

“ESG” means environmental, social and governance.

“Evercore” means Evercore Group L.L.C.

“Ex-Date” has the meaning given to it under the heading The Arrangement – Trading of Shares on the TSX – Type of Trading and Markets – Ex-Distribution.

“Executive Leadership Team” has the meaning given to it under the heading Executive Compensation Discussion and Analysis.

“exempt acquisition” has the meaning given to it under the heading South Bow Shareholder Rights Plan – Waiving the South Bow Shareholder Rights Plan.

“Exercise Price” has the meaning given to it under the heading South Bow Shareholder Rights Plan – South Bow Rights.

“Fairness Opinion” means the opinion of Evercore dated April 10, 2024, addressed to the Board to the effect that, as of such date, based upon and subject to the various factors, assumptions, qualifications and limitations set forth therein, the consideration to be received by shareholders pursuant to the Arrangement is fair, from a financial point of view, to shareholders, the full text of which is set out in Schedule D to this Circular.

18 | TC Energy Management Information Circular 2024

“FERC” means the U.S. Federal Energy Regulatory Commission.

“FHSA” means first home savings account.

“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA, in a form acceptable to TC Energy, approving the Arrangement, as such order may be amended or varied by the Court, provided that any such amendment or variation is acceptable to TC Energy, at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended (provided that any such amendment is acceptable to TC Energy) on appeal.

“Fitch” means Fitch Ratings Inc.

“FMV Reduction of a TC Energy Common Share” means the volume weighted average trading price of the TC Energy shares on the TSX for the five trading days preceding (but, for greater certainty, not including) the Effective Date (or such other trading period that is acceptable to the TSX) minus the volume weighted average trading price of the New TC Energy Common Shares on the TSX for the first five trading days commencing on (and, for greater certainty, including) the Effective Date (or such other trading period that is acceptable to the TSX).

“Former TC Energy Employee” means a person who was previously a director, officer, manager or employee of TC Energy or an Affiliate thereof but is not, as of the Effective Time, a director, officer, manager or employee of TC Energy or an Affiliate thereof.

“GAAP” means Generally Accepted Accounting Principles of the applicable country.

“GHG” means greenhouse gas.

“Governance Committee” means the governance committee of TC Energy.

“Governmental Authority” means:(a) any multinational, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; (c) any quasi-governmental or private body exercising any regulatory, self-regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange.

“GRI” means the Global Reporting Initiative.

“Holder” has the meaning given to it under the heading Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations.

“HSSE” means health, safety, sustainability and environment.

“HSSE Committee” means the health, safety, sustainability and environment committee of TC Energy.

“Human Resources Committee” means the human resources committee of TC Energy.

“Indicative Proposal” has the meaning given to it under the heading The Arrangement – Background to the Arrangement.

“Interim Order” means the interim order of the Court pursuant to Section 192 of the CBCA providing for, among other things, the calling and holding of the meeting, as such order may be amended or varied by the Court, provided that any such amendment or variation is acceptable to TC Energy.

“Investment Grade Rating” means: (a) with respect to S&P, a rating equal to or higher than BBB-; (b) with respect to Moody’s, a rating equal to or higher than Baa3; and (c) with respect to Fitch, a rating equal to or higher than BBB-.

“Investment Grade Rating Condition” has the meaning given to it under the heading Conditions to Closing of the Arrangement and Tax Rulings – Conditions to the Arrangement.

“IRS” means the U.S. Internal Revenue Service.

“JV Partner” has the meaning given to it under the heading The Arrangement – Background to the Arrangement.

“Keystone XL” means the phase of the Keystone Pipeline System that was terminated by TC Energy in June 2021.

“km” means kilometers.

“Legacy Savings Plan” has the meaning given to it under the heading The Arrangement – Treatment of TC Energy Employees and Employee Benefit Plans – Benefit and Pension Plans.

“Liquids Pipelines business” means the business segment referred to as the “Liquids Pipelines” business segment currently carried on by TC Energy and its Affiliates consisting of, among other things, the transportation of Canadian crude oil from Hardisty, Alberta to key

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refining and export markets in the U.S. Midwest and the U.S. Gulf Coast, as well as U.S. domestic service from Cushing, Oklahoma to the U.S. Gulf Coast, as described in greater detail in Schedule F to this Circular, and includes all the assets and liabilities pertaining thereto that are held, directly or indirectly, by TC Energy and its Affiliates immediately prior to the Effective Time.

“LNG” means liquified natural gas.

“Material Adverse Effect” means, in respect of any corporation, any change, event, development or occurrence that is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, liabilities (including contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), capital, properties, assets or financial condition of that corporation (including its Affiliates) considered as a whole after giving effect to the Arrangement or that would materially impair that corporation’s ability to perform its obligations under the Arrangement Agreement or the Plan of Arrangement in any material respect.

“MD&A” means management’s discussion and analysis.

“meeting” has the meaning given to it under the heading Management Information Circular.

“Meridian” means Meridian Compensation Partners.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Milepost 14 incident” means the pipeline incident in December 2022 involving the release of oil from the Keystone Pipeline into a creek in Washington County, Kansas.

“Moody’s” means Moody’s Investors Service, Inc.

“Morrow Sodali” means Morrow Sodali (Canada) Ltd.

“MW” means megawatt(s).

“Natural Gas Pipelines business” means the natural gas pipelines business currently carried on by TC Energy and its Affiliates, which is comprised of the Canadian Natural Gas Pipelines segment, the U.S. Natural Gas Pipelines segment and the Mexico Natural Gas Pipelines segment of TC Energy’s business.

“New TC Energy Common Shares” means the common shares in the capital of TC Energy following the completion of the Arrangement (the rights, privileges, restrictions and conditions attaching to which will, for greater certainty, be identical in all respects to the currently outstanding TC Energy shares), including those issued to shareholders pursuant to the Arrangement in partial exchange for the existing TC Energy shares.

“New TC Energy Stock Options” means options to purchase New TC Energy Common Shares issued pursuant to the Plan of Arrangement, with the exercise price of each such New TC Energy Stock Option determined in accordance with the Plan of Arrangement and the other terms and conditions thereof determined in accordance with the TC Energy Stock Option Plan and any agreements thereunder and including any adjustments thereto necessary to give effect to the intent of the Plan of Arrangement, as such plan or agreements may be amended by the Board or a committee thereof. See The Arrangement – Treatment of Incentive Securities – Treatment of Outstanding TC Energy Options.

“NI 52-107” has the meaning given to it under the heading Exemptions from Instruments.

“Non-Qualified Plan” has the meaning given to it under the heading The Arrangement – Treatment of TC Energy Employees and Employee Benefit Plans – Benefit and Pension Plans.

“Non-Resident Shareholder” has the meaning given to it under the heading Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Shareholders Not Resident in Canada.

“Non-Transferred Employee Exchange Ratio” means the quotient of (a) the volume weighted average trading price of the TC Energy shares on the TSX for the five trading days preceding (but, for greater certainty, not including) the Effective Date (or such other trading period that is acceptable to the TSX), divided by (b) the volume weighted average trading price of the New TC Energy Common Shares on the TSX for the first five trading days commencing on (and, for greater certainty, including) the Effective Date (or such other trading period that is acceptable to the TSX).

“Non-Transferred Employees” means TC Energy Employees who are not Transferred Employees.

“Notice” has the meaning given to it under the heading Delivery of Meeting Materials.

“NYSE” means the New York Stock Exchange.

“person” is to be broadly interpreted and includes an individual, a corporation, a partnership, a trust, an unincorporated organization, a Governmental Authority, and the executors, administrators or other legal representatives of an individual in such capacity.

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“PFIC” means a passive foreign investment company within the meaning of the U.S. Code and U.S. Treasury Regulations promulgated thereunder.

“Plan of Arrangement” means the plan of arrangement, including the exhibits thereto, substantially in the form set out as Appendix A to the Arrangement Agreement, which is attached as Schedule C to this Circular, as amended or varied from time to time in accordance with the Arrangement Agreement and the Plan of Arrangement or at the direction of the Court in the Final Order, provided that such amendments or variations are acceptable to TC Energy.

“Post-Arrangement Transactions” means the transactions to be undertaken following the Effective Date for administrative and transitional purposes.

“Power and Energy Solutions” means the power and energy solutions segment of TC Energy’s business.

“Pre-Arrangement Transactions” means the transactions undertaken prior to the Effective Date to reorganize the Liquids Pipelines business under the ownership of SBPL.

“RDSPs” means registered disability savings plan.

“Record Date” means April 16, 2024.

“Regulations” has the meaning given to it under the heading Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations.

“Resident Shareholder” has the meaning given to it under the heading Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Shareholders Resident in Canada.

“RESPs” means registered education savings plan.

“RRIFs” means registered retirement income funds.

“RRSPs” means registered retirement savings plan.

“Rulings Applications” means all of the letter submissions made by or on behalf of TC Energy to the CRA or the IRS concerning the Arrangement and certain related transactions prior to the date hereof, together with all such letter submissions made in connection therewith on or after the date hereof.

“S&P” means S&P Global Ratings.

“SASB” means Sustainability Accounting Standards Board.

“Savings Plan” has the meaning given to it under the heading The Arrangement – Treatment of TC Energy Employees and Employee Benefit Plans – Benefit and Pension Plans.

“SBPL” means South Bow Pipelines Ltd., a corporation existing under the laws of Canada.

“SBPL Common Shares” means the common shares in the capital of SBPL.

“SEC” means the U.S. Securities and Exchange Commission.

“SEDAR+” means the System for Electronic Data Analysis and Retrieval + of the Canadian Securities Administrators.

“Separation Agreement” means the separation agreement to be entered into between TC Energy, South Bow, SBPL, 15142083 Canada Ltd., 15142121 Canada Ltd. and 6297782 LLC regarding the separation of the Liquids Pipelines business in connection with the Arrangement, including the transfer of certain assets related to the Liquids Pipelines business from TC Energy to South Bow and the allocation of certain liabilities and obligations related to the Liquids Pipelines business between TC Energy and South Bow, as it may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms.

“Separation Time” has the meaning given to it under the heading South Bow Shareholder Rights Plan – South Bow Rights.

“shareholder” has the meaning given to it under the heading Management Information Circular.

“shares” has the meaning given to it under the heading Management Information Circular.

“South Bow” means South Bow Corporation, a corporation existing under the laws of Canada.

“South Bow Board” means the board of directors of South Bow.

“South Bow Common Shares” means the common shares in the capital of South Bow.

“South Bow Human Resources Committee” means the human resources committee of South Bow.

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“South Bow PSU” means a right granted by South Bow pursuant to the Plan of Arrangement to an eligible executive to receive the cash equivalent of a South Bow Common Share, with the terms and conditions thereof determined in accordance with the South Bow PSU Plan and any agreements thereunder and including any adjustments thereto necessary to give effect to the intent of the Plan of Arrangement, as such plan or agreements may be amended by the South Bow Board or a committee thereof. See The Arrangement – Treatment of Incentive Securities – Treatment of Outstanding TC Energy PSUs.

“South Bow PSU Plan” means the Performance Share Unit Plan of South Bow to be adopted prior to the Effective Date, the terms of which are expected to be substantially similar to the TC Energy PSU Plan.

“South Bow Redemption Note” means the non-interest bearing demand promissory note issued by South Bow to TC Energy pursuant to the Plan of Arrangement in satisfaction of the aggregate redemption price payable by South Bow to TC Energy in respect of the South Bow Special Shares held by TC Energy.

“South Bow Rights” has the meaning given to it under the heading South Bow Shareholder Rights Plan – South Bow Rights.

“South Bow RSU” means a right granted by South Bow pursuant to the Plan of Arrangement to a participant to receive the cash equivalent of a South Bow Common Share, with the terms and conditions thereof determined in accordance with the South Bow RSU Plan and any agreements thereunder and including any adjustments thereto necessary to give effect to the intent of the Plan of Arrangement, as such plan or agreements may be amended by the South Bow Board or a committee thereof. See The Arrangement – Treatment of Incentive Securities – Treatment of Outstanding TC Energy RSUs.

“South Bow RSU Plan” means the Restricted Share Unit Plan of South Bow to be adopted prior to the Effective Date, the terms of which are expected to be substantially similar to the TC Energy RSU Plan.

“South Bow Shareholder” means a holder of South Bow Common Shares at the applicable time.

“South Bow Shareholder Rights Plan” means the proposed shareholder rights plan of South Bow, substantially in the form attached as Schedule L to this Circular, to be considered pursuant to the South Bow Shareholder Rights Plan Resolution and, if approved, to be adopted prior to the Effective Date.

“South Bow Shareholder Rights Plan Resolution” means the ordinary resolution of shareholders approving the South Bow Shareholder Rights Plan to be considered at the meeting, the full text of which is set out in Schedule B to this Circular.

“South Bow Special Shares” means the non-voting, redeemable, retractable preferred shares in the capital of South Bow to be created pursuant to the Plan of Arrangement and having the rights, privileges, restrictions and conditions set out in Exhibit II to the Plan of Arrangement.

“South Bow Stock Option Plan” means the stock option plan of South Bow, to be adopted prior to the Effective Date.

“South Bow Stock Options” means options to purchase South Bow Common Shares issued pursuant to the Plan of Arrangement, with the exercise price of each such South Bow Stock Option determined in accordance with the Plan of Arrangement and the other terms and conditions thereof determined in accordance with the South Bow Stock Option Plan and any agreements thereunder and including any adjustments thereto necessary to give effect to the intent of the Plan of Arrangement, as such plan or agreements may be amended by the South Bow Board or a committee thereof. See The Arrangement – Treatment of Incentive Securities – Treatment of Outstanding TC Energy Options.

“South Bow USA” means South Bow USA Services, Inc.

“South Bow USA 401(k) Plan” has the meaning given to it under the heading The Arrangement – Treatment of TC Energy Employees and Employee Benefit Plans – Benefit and Pension Plans.

“South Bow USA DB Plan” means the defined benefit pension plan of South Bow USA.

“South Bow USA Non-Qualified Plan” has the meaning given to it under the heading The Arrangement – Treatment of TC Energy Employees and Employee Benefit Plans – Benefit and Pension Plans.

“Special Committee” has the meaning given to it under the heading The Arrangement – Background to the Arrangement.

“Subject Bid” has the meaning given to it under the heading South Bow Shareholder Rights Plan – Lock-Up Agreements.

“Supplemental DB Plan” has the meaning given to it under the heading The Arrangement – Treatment of TC Energy Employees and Employee Benefit Plans – Benefit and Pension Plans.

“Supplemental DC Plan” has the meaning given to it under the heading The Arrangement – Treatment of TC Energy Employees and Employee Benefit Plans – Benefit and Pension Plans.

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“Tax Act” means the Income Tax Act, RSC 1985, c. 1 (5th Supp.), as amended.

“Tax Matters Agreement” means the tax matters agreement to be entered into between TC Energy and South Bow, in the form and content and on terms and conditions to be agreed upon by TC Energy and South Bow, as it may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms.

“Tax Proposals” has the meaning given to it under the heading Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations.

“Tax Rulings” means the advance income tax rulings received from each of the CRA (with respect to such tax ruling, the Canadian Tax Ruling) and the IRS (with respect to such tax ruling, the U.S. Tax Ruling), in the form requested in the Rulings Applications or otherwise acceptable to TC Energy, as the same may be amended, modified and/or supplemented from time to time at the request of the CRA or the IRS, as applicable, or at the request of TC Energy, in each case, regarding certain applicable Canadian and U.S. federal income tax consequences of the transfer by TC Energy of the Transferred Property under the Arrangement and certain other transactions.

“taxable capital gain” has the meaning given to it under the heading Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Shareholders Resident in Canada – Taxation of Capital Gains and Capital Losses.

“TC Energy” means TC Energy Corporation, a corporation existing under the laws of Canada.

“TC Energy AIF” has the meaning given to it under the heading Documents Incorporated by Reference.

“TC Energy Annual Financial Statements” has the meaning given to it under the heading Documents Incorporated by Reference.

“TC Energy Annual MD&A” has the meaning given to it under the heading Documents Incorporated by Reference.

“TC Energy Annual Report” has the meaning given to it under the heading Documents Incorporated by Reference.

“TC Energy Arrangement Common Shares” means the new class of common shares in the capital of TC Energy to be created pursuant to the Plan of Arrangement, having the rights, privileges, restrictions and conditions set out in Exhibit I to the Plan of Arrangement, and to be issued to shareholders pursuant to the Plan of Arrangement in partial exchange for the existing TC Energy shares, subsequent to which the TC Energy Arrangement Common Shares shall be exchanged for New TC Energy Common Shares pursuant to the Plan of Arrangement.

“TC Energy common shares” has the meaning given to it under the heading Management Information Circular.

“TC Energy DSU” means a right granted by TC Energy to an eligible director to receive, on a deferred payment basis, the cash equivalent of a TC Energy share on the terms and conditions set out in the TC Energy DSU Plan.

“TC Energy DSU Plan” means the Deferred Share Unit Plan of TC Energy, as amended.

“TC Energy Employees” means all directors, officers, managers and employees of TC Energy and its Affiliates, including directors, officers, managers and employees on disability leave, parental leave or other leave of absence, immediately prior to the Effective Time.

“TC Energy Indemnified Liquids Liabilities” has the meaning given to it under the heading The Arrangement – Separation Agreement and Other Arrangements.

“TC Energy Proxyholders” has the meaning given to it under the heading About the Shareholder Meeting – How to Vote.

“TC Energy PSU” means a right granted by TC Energy to an eligible executive to receive the cash equivalent of a TC Energy share on the terms and conditions set out in the TC Energy PSU Plan. For greater certainty, references herein to “TC Energy PSUs” shall include TC Energy executive share units granted prior to such incentive securities being renamed “performance share units”.

“TC Energy PSU Plan” means the Performance Share Unit Plan of TC Energy, which was previously named the “Executive Share Unit Plan” of TC Energy.

“TC Energy Redemption Note” means the non-interest bearing demand promissory note issued by TC Energy to South Bow pursuant to the Plan of Arrangement in satisfaction of the aggregate redemption price payable by TC Energy to South Bow in respect of the TC Energy Special Shares held by South Bow.

“TC Energy RSU” means a right granted by TC Energy to a participant to receive the cash equivalent of a TC Energy share on the terms and conditions set out in the TC Energy RSU Plan.

“TC Energy RSU Plan” means, for TC Energy RSUs granted on or after February 13, 2023, the Restricted Share Unit Plan of TC Energy amended and effective February 13, 2023, and for TC Energy RSUs granted prior to February 13, 2023, the Restricted Share Unit Plan of TC Energy amended and restated February 14, 2022.

“TC Energy Shareholder Rights Plan” means the Shareholder Rights Plan of TC Energy dated as of April 29, 2022.

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“TC Energy shares” has the meaning given to it under the heading Management Information Circular.

“TC Energy Special Shares” means the non-voting, redeemable, retractable preferred shares in the capital of TC Energy to be created pursuant to the Plan of Arrangement, having the rights, privileges, restrictions and conditions set out in Exhibit I to the Plan of Arrangement, and to be issued to shareholders pursuant to the Arrangement in partial exchange for the existing TC Energy shares.

“TC Energy Stock Option” means an option to purchase a TC Energy share at a particular exercise price pursuant to the TC Energy Stock Option Plan.

“TC Energy Stock Option Plan” means the Stock Option Plan of TC Energy.

“TC USA” means TransCanada USA Services Inc.

“TCFD” means the Task Force on Climate-Related Financial Disclosures.

“TCPL” means TransCanada PipeLines Limited, a corporation existing under the laws of Canada and a wholly-owned subsidiary of TC Energy.

“TFSA” means tax-free savings account.

“Transferred Employee Exchange Ratio” means the quotient of (a) the volume weighted average trading price of the TC Energy shares on the TSX for the five trading days preceding (but, for greater certainty, not including) the Effective Date (or such other trading period that is acceptable to the TSX), divided by (b) the volume weighted average trading price of the South Bow Common Shares on the TSX for the first five trading days commencing on (and, for greater certainty, including) the Effective Date (or such other trading period that is acceptable to the TSX).

“Transferred Employees” means each TC Energy Employee who accepts an offer of employment from South Bow or an Affiliate thereof, effective prior to or as of the Effective Time.

“Transferred Property” means all of the issued and outstanding SBPL Common Shares held by TC Energy immediately prior to the Effective Time.

“Transition Services Agreement” means the transition services agreement to be entered into between TC Energy and South Bow, in the form and content and on terms and conditions to be agreed upon by TC Energy and South Bow, as it may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms.

“TSR” means total shareholder return.

“TSX” means the Toronto Stock Exchange.

“UN SDG” means the United Nations Sustainable Development Goals.

“U.S.” or “United States” means the United States of America.

“U.S. Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time.

“U.S. DB Plan” has the meaning given to it under the heading The Arrangement – Treatment of TC Energy Employees and Employee Benefit Plans – Benefits and Pension Plans.

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and all rules and regulations thereunder.

“U.S. Holder” has the meaning given to it under the heading Material Income Tax Considerations – Certain United States Federal Income Tax Considerations.

“U.S. PCAOB GAAS” means U.S. Public Company Accounting Oversight Board Generally Accepted Auditing Standards.

“U.S. Person” has the meaning given to it under Regulation S under the U.S. Securities Act.

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended, and all rules and regulations thereunder.

“U.S. Tax Ruling” has the meaning given to it in the definition of Tax Rulings.

“U.S. Treasury Regulations” means the final, temporary or proposed U.S. federal income tax regulations promulgated under the U.S. Code as amended from time to time.

“U.S.$” means United States dollars.

“WCSB” means the Western Canadian Sedimentary Basin.

24 | TC Energy Management Information Circular 2024

Summary

The following summary provides an overview of the information in this Circular. The information contained below is of a summary nature and, therefore, is not complete and is qualified in its entirety by the more detailed information contained in, or incorporated by reference into, this Circular, including the schedules hereto, all of which are important and should be reviewed carefully. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Glossary of this Circular.

THE MEETING

Date and Time of the Meeting

The meeting will be held on Tuesday, June 4, 2024, at 8 a.m. (MDT) via a virtual-only format, using a live audio webcast available online at https://web.lumiagm.com/423961867, password “tc2024” (case sensitive). See Attending and Participating in the Meeting for information on how to attend and participate at the meeting.

Business of the Meeting

You will be asked to vote on six items of business at the meeting:

Item	Board recommendation	More information (pages)

Elect 13 directors	For	36, 41-54

Appoint KPMG LLP, Chartered Professional Accountants as auditor and authorize the directors to fix their remuneration	For	36-39

The Arrangement Resolution	For	40, 56-94

The South Bow Shareholder Rights Plan Resolution	For	40, 95-97

Advisory vote on executive compensation (say on pay)	For	40, 132-138, 147-181

The shareholder proposal set out in Schedule M of this Circular	Against	Schedule M

Who Can Vote and How Do I Vote

Shareholders of record on April 16, 2024 are entitled to receive notice of the meeting and vote their shares at the meeting. See Voting for information on how to vote your shares at the meeting. If you have any questions or require more information with regard to the procedures for voting your shares, please contact our shareholder advisor and proxy solicitation agent: Morrow Sodali, by telephone at 1-888-999-2944 or by email at assistance@morrowsodali.com. If you have questions about deciding how to vote, you should contact your own legal, tax, financial or other professional advisor.

FINANCIAL STATEMENTS

We will place before shareholders at the meeting our consolidated financial statements for the year ended December 31, 2023, and the auditor’s reports thereon.

DIRECTORS

You will be asked to vote on electing 13 directors to the Board.

					2023 Meeting attendance

Name	Occupation	Age	Independent	Votes in favour at 2023 AGM %	Regularly scheduled meetings %	All meetings[1] %	Number of other public boards

Cheryl F. Campbell Monument, CO Director since 2022	Corporate Director	64	Yes	99.59	100	100	1

Michael R. Culbert Calgary, AB Director since 2020	Corporate Director	66	Yes	99.44	100	100	1

William D. Johnson Knoxville, TN Director since 2021	Corporate Director	70	Yes	99.49	100	100	1

Susan C. Jones Calgary, AB Director since 2020	Corporate Director	54	Yes	99.47	100	100	1

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					2023 Meeting attendance

Name	Occupation	Age	Independent	Votes in favour at 2023 AGM %	Regularly scheduled meetings %	All meetings[1] %	Number of other public boards

John E. Lowe Houston, TX Director since 2015	Corporate Director	65	Yes	99.13	100	96	1

David MacNaughton Toronto, ON Director since 2020	Corporate Director	75	Yes	99.17	100	94	0

François L. Poirier Calgary, AB Director since 2021	President and Chief Executive Officer, TC Energy	57	No	99.62	100	100	0

Una Power Vancouver, BC Director since 2019	Corporate Director	59	Yes	99.01	100	92	2

Mary Pat Salomone Naples, FL Director since 2013	Corporate Director	63	Yes	93.87	100	94	0

Indira Samarasekera Vancouver, BC Director since 2016	Senior Advisor, Bennett Jones LLP	71	Yes	99.18	100	95	3

Siim A. Vanaselja Toronto, ON Director since 2014	Corporate Director	67	Yes	90.27	100	100	3

Thierry Vandal Mamaroneck, NY Director since 2017	President, Axium Infrastructure US, Inc.	63	Yes	98.99	100	90	1

Dheeraj “D” Verma Houston, TX Director since 2022	Senior Advisor, Quantum Energy Partners	46	Yes	99.51	100	95	0

Note

1	This reflects aggregate attendance at all scheduled Board meetings, special Board meetings scheduled on short notice and each directors’ respective Committee meetings.

The Board recommends you vote for each of the nominated directors.

AUDITOR

You will be asked to vote on appointing the external auditor of TC Energy and authorizing the directors to fix the auditor’s remuneration. The auditor will hold office until the close of our next annual meeting of shareholders.

The Board recommends you vote for appointing KPMG as auditor of TC Energy and authorizing the directors to fix their remuneration.

THE ARRANGEMENT

The Arrangement

The purpose of the Arrangement and the related transactions is to separate TC Energy into two independent, investment-grade, publicly listed companies: (a) TC Energy, a low-risk, diversified, growth-oriented natural gas infrastructure and energy solutions company, uniquely positioned to meet growing industry and consumer demand for reliable, lower-carbon energy and lower emitting energy sources, including natural gas; and (b) South Bow, a critical infrastructure company, with an unrivalled market position to connect resilient, safe and secure liquids supply to the highest demand markets with incremental growth and value creation opportunities. As described in greater detail under the heading The Arrangement – Details of the Arrangement, the Arrangement effects a series of transactions resulting in the transfer of the assets and liabilities comprising the Liquids Pipelines business from TC Energy to South Bow and the distribution to shareholders of all of the South Bow Common Shares. If you are a shareholder as of the Distribution Record Date you will receive, in exchange for each TC Energy share you hold on the Distribution Record Date, one New TC Energy Common Share and 0.2 of a South Bow Common Share. Accordingly, immediately after giving effect to the Arrangement, those persons who were shareholders as of the Distribution Record Date will hold all of the outstanding New TC Energy Common Shares and South Bow Common Shares. For a summary of the steps of the Arrangement and related transactions, see The Arrangement – Details of the Arrangement.

The Board recommends you vote for the Arrangement Resolution.

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Reasons for the Arrangement

In recommending that shareholders vote for the Arrangement Resolution, the Board took into consideration, among other things, the following:

Comprehensive Review of Alternatives

The Arrangement is the result of a rigorous, two-year strategic review and analysis of potential alternatives for the Liquids Pipelines business conducted by the Board, management, and financial, tax and legal advisors. The Board considered a variety of transaction alternatives to address the long-term future of the Liquids Pipelines business having regard to TC Energy’s strategy, operating portfolio, capital requirements and capacity, growth opportunities and ongoing energy transition considerations, including, among other possibilities: (a) the full or partial spin off of the Liquids Pipelines business; (b) a sale to a strategic or private equity buyer; (c) a joint venture with a strategic partner; (d) a minority stake sale; and (e) the status quo. Following this extensive review and analysis, the Board determined the Arrangement to be the best available option for TC Energy and the Liquids Pipelines business going forward. See The Arrangement – Background to the Arrangement.

Independent and Unique Growth Opportunities

The Arrangement is expected to result in two independent, investment-grade, publicly listed companies positioned to fully capture opportunities presented by long-term fundamentals driving demand for energy security, affordability and sustainability.

TC Energy and South Bow will each be a premium energy infrastructure company with vast and distinct opportunities for both organic and inorganic expansion through strategic growth projects and acquisitions. Separating the Liquids Pipelines business from TC Energy will enable each of TC Energy and South Bow to pursue independent growth strategies and, in particular, provide the Liquids Pipelines business with a capital structure to fund growth opportunities that may not be available to it as part of TC Energy’s consolidated business.

TC Energy will be a growth-oriented, unified natural gas infrastructure and energy solutions business focused on its natural gas pipelines, storage and power businesses, with a regulated, low-risk and utility-like portfolio, that delivers approximately 30 per cent of North American natural gas demand. TC Energy will continue to develop its industry-leading approximately $31 billion1 secured capital program with expected annual sanctioned net capital expenditures of $6-7 billion beyond 2024. South Bow will have an irreplaceable operational footprint comprising critical and strategic North American infrastructure delivering long-life, low decline WCSB and U.S. domestic supply to North America’s largest oil refining and export markets. With a 4,900-km (3,045-miles) liquids pipeline network supported by investment-grade counterparties and unique long-term, committed contracts, South Bow is expected to provide stable and robust cash flows.

Independent Capital Allocation

As independent companies, TC Energy and South Bow will have independent balance sheets, which will provide them with independent access to capital markets. Each company will have the ability to align its capital allocation strategies, driven by its unique opportunity sets, with its internally generated cash flows, leverage targets and dividend commitments. TC Energy will have a capital allocation strategy that balances sustainable dividend growth – expected to be three to five per cent annually – with reinvestment in its secured capital program in alignment with deleveraging targets. South Bow is expected to have an initial capital structure that supports investment grade credit ratings, with significant expected cash flows supporting a strong and stable base dividend that is expected to grow over time and optionality to accelerate deleveraging or share buybacks.

Incremental Shareholder Value

The Arrangement is expected to maximize shareholder value by allowing TC Energy and South Bow to independently pursue disciplined growth through their distinct opportunity sets. TC Energy will increase the weight of its rate regulated business and will focus on natural gas, driven by strong long-term fundamentals and power and energy solutions, driven by nuclear, pumped hydro storage and new energy opportunities. South Bow will capitalize on its best-in-class contracting framework and will focus on enhancing value through capacity optimizations and in-corridor strategic investments to maintain and capture additional market share. Further, by offering investors two unique, independently compelling value propositions, it is expected that TC Energy and South Bow will collectively attract a wider set of investors relative to TC Energy prior to the Arrangement. Accordingly, we believe that the separate companies will, in the aggregate, achieve a higher valuation compared to the valuation accorded to TC Energy prior to the Arrangement.

Management Focus and Alignment of Equity-Based Employee Compensation

The Arrangement would result in dedicated executive leadership teams for both TC Energy and South Bow and would insulate each company from any volatility associated with the other. Further, the Arrangement is expected to improve the ability of TC Energy and South Bow to align their respective equity-based employee compensation programs with the performance of their businesses.

1 As at December 31, 2023.

TC Energy Management Information Circular 2024 | 27

Investment Alternatives

The Arrangement will provide shareholders with two unique investment opportunities in TC Energy and South Bow and will allow them to initially retain ownership in both companies. TC Energy is expected to deliver long-term cash flow growth that is commensurate with its three to five per cent dividend growth rate with its portfolio of diversified utility-like natural gas infrastructure and power and energy solutions businesses, and South Bow, through its industry-leading competitive position, is expected to deliver long-term contracted cash flows with its ownership of critical and strategic liquids infrastructure.

Approvals and Procedural Fairness

The Board’s recommendation that shareholders vote in favour of the Arrangement Resolution is the result of a thorough process that was conducted with the input and guidance of the Special Committee and with the advice and assistance of the Board’s financial, legal, accounting and tax advisors and management. Among other things, the Arrangement is subject to the following procedural mechanisms:

•	the Arrangement will become effective only after receiving approval from at least two-thirds of the votes cast by shareholders present or represented by proxy at the meeting;

•

this Circular has been prepared and delivered to shareholders in accordance with applicable securities laws in order to provide sufficient information to permit shareholders to make an informed voting decision concerning the Arrangement; and

•

the Arrangement must be approved by the Court, which will consider, among other things, the fairness of the Arrangement to the persons affected thereby, both from a substantive and procedural perspective.

Fairness Opinion

The Board has received the Fairness Opinion to the effect that, as of the date of such opinion and based upon and subject to the various factors, assumptions, qualifications and limitations set forth therein, the consideration to be received by shareholders pursuant to the Arrangement is fair, from a financial point of view, to shareholders. See The Arrangement – Fairness Opinion.

Tax Treatment

The Arrangement will generally occur on a tax-free basis for a Resident Shareholder who holds its TC Energy shares as capital property. A summary of potential material Canadian federal income tax consequences to Resident Shareholders arising from and relating to the Arrangement is provided under the heading Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations.

The deemed distribution resulting from the Arrangement is generally intended to be tax-free to shareholders for U.S. federal income tax purposes, except with respect to any cash received in lieu of fractional South Bow Common Shares. A summary of potential material U.S. federal income tax consequences to U.S. Holders arising from and relating to the Arrangement is provided under the heading Material Income Tax Considerations – Certain United States Federal Income Tax Considerations.

Consistent with Reasonable Expectations of Stakeholders

The Board has considered the reasonable expectations of all of TC Energy’s stakeholders and believes the terms of the Arrangement are consistent with those expectations.

See The Arrangement – Reasons for the Arrangement.

Recommendation of the Board

The Board has, acting with the input and guidance of the Special Committee, and with the advice and assistance of its financial, legal, accounting and tax advisors and management, having undertaken a thorough review of, and having carefully considered, among other things: (a) information concerning TC Energy; (b) the Arrangement and its impact on TC Energy and all relevant stakeholders; (c) the alternatives to the Arrangement available to TC Energy, including the status quo; (d) the Fairness Opinion; and (e) such other matters it considered necessary or appropriate, including the factors and risks set out elsewhere in this Circular: (a) determined that the Arrangement is in the best interests of TC Energy; (b) approved the Arrangement, the terms of the Arrangement Agreement and the transactions contemplated thereby; and (c) directed that the Arrangement be submitted to shareholders for approval and recommended that shareholders vote for the Arrangement Resolution and for the South Bow Shareholder Rights Plan Resolution.

Fairness Opinion

Evercore has delivered to the Board a written opinion, dated April 10, 2024, to the effect that, as of such date, based upon and subject to the various factors, assumptions, qualifications and limitations set forth therein, the consideration to be received by shareholders pursuant to the Arrangement is fair, from a financial point of view, to shareholders.

The full text of the Fairness Opinion, which sets forth, among other things, the assumptions made, matters considered, and qualifications and any limitations on the Fairness Opinion and the review undertaken in connection therewith, is contained in Schedule D to this Circular. The summary of the Fairness Opinion set forth in this Circular is qualified in its entirety by reference to the full text of such opinion and shareholders are urged to read the Fairness Opinion carefully and in its entirety.

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The Fairness Opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the resolutions to be considered by shareholders at the meeting or any other matter. The Fairness Opinion does not address any other aspect of the Arrangement or any related transaction, including any legal, tax or regulatory aspects of the Arrangement that may be relevant to TC Energy or shareholders, and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategic alternatives that may be available to TC Energy. The Fairness Opinion is only one factor that was taken into consideration by the Board in making its determination to recommend that shareholders vote in favour of the Arrangement Resolution. For further details, see The Arrangement – Fairness Opinion.

Conditions to Closing of the Arrangement and Tax Rulings

The obligation of TC Energy to complete the Arrangement is subject to fulfillment, on or before the Effective Date or such other time specified, of certain conditions, including the following:

(a)	the Pre-Arrangement Transactions shall have been completed;

(b)	the Arrangement Resolution shall have been approved by the requisite number of votes cast by shareholders at the meeting in accordance with the provisions of the Interim Order and applicable laws;

(c)	the Final Order shall have been obtained and shall not have been set aside;

(d)

all material consents, orders, rulings, approvals, opinions and assurances, including regulatory, judicial, third party and advisor opinions, approvals and orders, required or necessary, in the sole discretion of TC Energy, for the completion of the Pre-Arrangement Transactions, the Arrangement, the transactions contemplated by the Arrangement Agreement and the Tax Rulings shall have been obtained or received from the persons having jurisdiction in the circumstances and all will be in full force and effect, and none of such consents, orders, rulings, approvals, opinions or assurances shall contain terms or conditions or require undertakings or security that are considered unsatisfactory or unacceptable by TC Energy, in its sole discretion;

(e)

no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of or relating to, the Arrangement and there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Arrangement Agreement, the Tax Rulings or the Rulings Applications and no cease trading or similar order with respect to any securities of TC Energy, South Bow or SBPL shall have been issued and remain outstanding;

(f)

no law, regulation or policy shall have been proposed, enacted, promulgated or applied that interferes or is inconsistent with the completion of the Pre-Arrangement Transactions, the Arrangement or any of the other transactions contemplated by the Arrangement Agreement or the Tax Rulings or the effective application of the Tax Rulings to the Arrangement, including any material change to the income tax laws of Canada or the United States, or any province, state or territory thereof;

(g)

the Tax Rulings, having been issued by the CRA and IRS, respectively, shall remain in full force and effect and all of the transactions referred to in such Tax Rulings as occurring on or prior to the Effective Time will have occurred and all conditions or terms of such Tax Rulings shall have been satisfied;

(h)	TC Energy will have received an opinion from White & Case LLP, satisfactory to the Board, regarding certain U.S. federal income tax matters relating to the Arrangement;

(i)

the TSX will have conditionally approved the listing thereon of the TC Energy Special Shares and TC Energy Arrangement Common Shares to be issued pursuant to the Arrangement and the South Bow Common Shares to be issued pursuant to the Arrangement and issuable under the South Bow Stock Option Plan, in each case, prior to the Effective Time and subject only to compliance with the usual requirements of the TSX;

(j)

the NYSE will have approved, subject to notice of issuance, the listing thereon of the TC Energy Special Shares and TC Energy Arrangement Common Shares to be issued pursuant to the Arrangement and the South Bow Common Shares to be issued pursuant to the Arrangement and issuable under the South Bow Stock Option Plan, in each case, prior to the Effective Time;

(k)	TC Energy, South Bow and, as applicable, SBPL, shall have entered into the Separation Agreement, the Transition Services Agreement, the Tax Matters Agreement and the Employee Matters Agreement;

(l)	TC Energy and South Bow shall each have been assigned an Investment Grade Rating by any two of S&P, Moody’s and Fitch and such ratings shall remain in effect as of the Effective Time;

(m)	there shall not have occurred a Material Adverse Effect of TC Energy, South Bow or SBPL; and

(n)	the Arrangement Agreement will not have been terminated pursuant to the provisions thereof.

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If any of the conditions set forth in the Arrangement Agreement are not fulfilled or performed, on or prior to the Effective Time, TC Energy may terminate the Arrangement or waive, in its discretion, the applicable condition in whole or in part; provided, however, that the conditions described above in paragraphs (b), (c), (f), as it relates to the Tax Rulings, (g), (i), (j), and (l) may not be waived by TC Energy.

The Canadian Tax Ruling received from the CRA contains income tax rulings binding on the CRA which confirm that the transfer of the Transferred Property may be accomplished on a tax-free basis, and certain other tax matters related to the Arrangement, provided that the material facts presented are accurately stated, the transfer is implemented as disclosed to the CRA and certain other conditions are satisfied. This requires, among other things, that the Arrangement complies with all requirements of the public company “butterfly” rules in Section 55 of the Tax Act.

The Arrangement is structured to comply with these rules. However, there are certain requirements of these rules that may depend on events occurring after the Arrangement is completed or that may not be within the control of TC Energy and/or South Bow. For example, under Section 55 of the Tax Act, TC Energy and/or South Bow will recognize a taxable gain on the transfer by TC Energy of the Transferred Property if: (a) a “specified shareholder” were to exist and such “specified shareholder” disposes of TC Energy or South Bow shares (or property that derives 10 per cent or more of its fair market value from such shares or property substituted therefor) to an unrelated person or to a partnership as part of the series of transactions which includes the transfer by TC Energy of the Transferred Property; (b) there is an acquisition of control of TC Energy or of South Bow that is part of the series of transactions that includes the transfer by TC Energy of the Transferred Property; (c) a person unrelated to South Bow acquires in the aggregate (generally otherwise than in the ordinary course of operations of South Bow), as part of the series of transactions that includes the transfer by TC Energy of the Transferred Property, property acquired on the transfer by TC Energy that has a fair market value greater than 10 per cent of the fair market value of all property received by South Bow in the Arrangement; (d) a person unrelated to TC Energy acquires in the aggregate (generally otherwise than in the ordinary course of operations of TC Energy), as part of the series of transactions that includes the transfer by TC Energy of the Transferred Property, property retained by TC Energy on the Arrangement that has a fair market value greater than 10 per cent of the fair market value of all property retained by TC Energy in the Arrangement; or (e) certain persons acquire shares of TC Energy (other than in specified permitted transactions) in contemplation of, and as part of the series of transactions that includes, the transfer by TC Energy of the Transferred Property. If any of the above events were to occur and to cause the Arrangement to be taxable to TC Energy or to South Bow under Section 55 of the Tax Act, TC Energy or South Bow, as applicable, and in some cases, both TC Energy and South Bow, would be liable for a substantial amount of tax. In addition, if such an event were due to an act of TC Energy or South Bow (or one of their respective Affiliates), or an omission by one of them to act, TC Energy or South Bow, as applicable, would generally be required to indemnify the other party for taxes under the Tax Matters Agreement.

TC Energy has received the U.S. Tax Ruling from the IRS on certain issues relating to the qualification of the Arrangement as generally tax-free under Sections 368(a)(1)(D) and 355(a), and related provisions of the U.S. Code. In addition, it is a condition to the Arrangement that TC Energy receive an opinion from White & Case LLP, satisfactory to the Board, regarding certain U.S. federal income tax matters relating to the Arrangement.

The opinion of White & Case LLP will be conditioned upon the continuing validity of the U.S. Tax Ruling. In addition, the U.S. Tax Ruling is, and the opinion of White & Case LLP will be, based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of TC Energy and South Bow (including those relating to the past and future conduct of TC Energy and South Bow). If any of these representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if TC Energy or South Bow breach any of their respective representations or covenants contained in any of the separation-related agreements and documents or in any documents relating to the U.S. Tax Ruling and/or the opinion of White & Case LLP, the U.S. Tax Ruling and/or such opinion may be invalid and the conclusions reached therein could be jeopardized. In addition, to the extent that certain additional transactions are entered into and/or executed by TC Energy or South Bow that are not fully disclosed in the U.S. Tax Ruling, the IRS can, to the extent such deviations from the disclosed facts, assumptions or undertakings impact the tax treatment of the transaction, retroactively revoke or require modification of the U.S. Tax Ruling.

Accordingly, notwithstanding the U.S. Tax Ruling or the opinion of White & Case LLP, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to one or more of the conclusions in the U.S. Tax Ruling or such opinion. In addition, neither the U.S. Tax Ruling nor the opinion of White & Case LLP address or will address all of the issues that are relevant to determining whether the Arrangement, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes, except with respect to any cash received in lieu of fractional South Bow Common Shares. An opinion of a tax advisor represents the judgment of such tax advisor and is not binding on the IRS or any court, and the IRS or a court may disagree with the conclusions in the opinion(s) of such tax advisor. Thus, TC Energy cannot provide assurances that the intended U.S. tax treatment will be achieved, or that U.S. Holders will not incur substantial U.S. federal income tax liabilities in connection with the Arrangement and certain

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related transactions. For a more detailed discussion of the tax consequences of the Arrangement to U.S. Holders, see Material Income Tax Considerations – Certain United States Federal Income Tax Considerations – Tax Consequences of the Arrangement.

To preserve the intended tax treatment of the Arrangement, for a period of time following the Arrangement, TC Energy and South Bow may be prohibited, except in specific circumstances, from taking or failing to take certain actions under the Tax Matters Agreement. The foregoing restrictions may limit, for a period of time, the ability of TC Energy and/or South Bow to pursue certain strategic transactions or other transactions that either company believes to be in the best interests of its shareholders or that might increase the value of its business. For a discussion of the risk factors relating to the preservation of the intended tax treatment of the Arrangement, see The Arrangement – Risk Factors Relating to the Arrangement.

See also The Arrangement – Conditions to Closing of the Arrangement and Tax Rulings.

Court Approval

An arrangement of a corporation under the CBCA requires court approval. On April 9, 2024, TC Energy obtained the Interim Order authorizing the calling and holding of the meeting and providing for certain other procedural matters. The Interim Order is attached as Schedule E to this Circular. If shareholders approve the Arrangement Resolution at the meeting in the manner set forth in the Interim Order, TC Energy will apply to the Court to obtain the Final Order approving the Arrangement. The hearing of the application for the Final Order is scheduled to take place at the Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta, on June 4, 2024 at 3:30 p.m. (MDT) or as soon thereafter as counsel may be heard. Any shareholder or any other interested party desiring to appear and make submissions at the application for the Final Order may do so, provided that they comply with the applicable procedural requirements set forth in the Interim Order and the Notice of Application. The Court, when hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement, both from a substantive and a procedural perspective, to the shareholders and any other interested party as the Court determines appropriate. The Court may approve the Arrangement in any manner it may direct and determine appropriate.

See The Arrangement – Court Approval of the Arrangement.

Shareholder Approval

In order to pass:

•	subject to any further order of the Court, the Arrangement Resolution must be approved by at least two-thirds of the votes cast by shareholders present or represented by proxy at the meeting; and

•	the South Bow Shareholder Rights Plan Resolution must be approved by at least a simple majority of the votes cast by shareholders present or represented by proxy at the meeting.

See The Arrangement – Shareholder Approval of the Arrangement and Related Matters.

Intention of TC Energy Directors and Officers

All of the directors and executive officers of TC Energy have indicated that they intend to vote all of their TC Energy shares for the Arrangement Resolution and for the South Bow Shareholder Rights Plan Resolution.

As of April 10, 2024, such directors and executive officers beneficially own or exercise control or direction over, directly or indirectly, an aggregate of 540,555 TC Energy shares representing approximately 0.05 per cent of the outstanding TC Energy shares.

Following the Effective Date, TC Energy’s CEO will continue to hold his South Bow Common Shares for at least one and a half years, demonstrating a continued commitment to the success of the Arrangement for both resulting entities.

See The Arrangement – Intention of TC Energy Directors and Officers.

Effective Date

Provided that the foregoing approvals and conditions are satisfied in a timely manner, TC Energy currently expects that the Effective Date will occur between late third quarter 2024 and mid fourth quarter 2024. Once determined, TC Energy will issue a news release announcing the timing of the Effective Date and the Distribution Record Date.

Stock Exchange Listings

TC Energy has applied to list on the TSX (a) the South Bow Common Shares to be issued pursuant to the Arrangement and issuable under the South Bow Stock Option Plan; (b) the TC Energy Arrangement Common Shares to be issued pursuant to the Arrangement; and (c) the TC Energy Special Shares to be issued pursuant to the Arrangement. Listing is subject to the approval of the TSX in accordance with its original listing requirements. The TSX has not conditionally approved such application and there is no assurance that the TSX will approve such application.

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The receipt of conditional approval from the TSX in respect of the above listing application, subject only to compliance with the usual requirements of the TSX, is a condition precedent to the completion of the Arrangement under the terms of the Arrangement Agreement, and TC Energy will not proceed with the Arrangement without receiving such approval.

Additionally, TC Energy has applied to list on the NYSE: (a) the South Bow Common Shares to be issued pursuant to the Arrangement and issuable under the South Bow Stock Option Plan; (b) the TC Energy Arrangement Common Shares to be issued pursuant to the Arrangement; and (c) the TC Energy Special Shares to be issued pursuant to the Arrangement. Listing on the NYSE will be subject to TC Energy and South Bow, as applicable, fulfilling all of the listing requirements of the NYSE.

The receipt of approval from the NYSE in respect of the above listing application, subject to notice of issuance, is a condition precedent to the completion of the Arrangement under the terms of the Arrangement Agreement, and TC Energy will not proceed with the Arrangement without receiving such approval.

The trading symbol for the South Bow Common Shares will be “SOBO” on the TSX and the NYSE. The New TC Energy Common Shares will continue to be listed on the TSX and on the NYSE under TC Energy’s current trading symbol, “TRP”.

See The Arrangement – Stock Exchange Listings and The Arrangement – Conditions to Closing of the Arrangement and Tax Rulings.

TC Energy Following the Arrangement

Following the completion of the Arrangement, TC Energy will operate as a low-risk, diversified, growth-oriented natural gas infrastructure and energy solutions company, uniquely positioned to meet growing industry and consumer demand for reliable, lower-carbon energy and lower emitting energy sources, including natural gas.

For a more detailed description of TC Energy following the completion of the Arrangement, see Schedule J.

South Bow Following the Arrangement

Following the completion of the Arrangement, South Bow will operate as a critical infrastructure company, with an unrivalled market position to connect resilient, safe and secure liquids supply to the highest demand markets with incremental growth and value creation opportunities.

For a more detailed description of South Bow following the completion of the Arrangement, see Schedule F.

Distribution of Shares

To facilitate the distribution and transfer of the New TC Energy Common Shares and South Bow Common Shares to shareholders as of the Distribution Record Date, TC Energy will execute and deliver to Computershare an irrevocable power of attorney at or prior to the Effective Time, authorizing Computershare to distribute and transfer the New TC Energy Common Shares to the applicable shareholders and South Bow will deliver to Computershare a treasury order or such other direction as may be requested by Computershare to effect the issuance of the South Bow Common Shares. As soon as practicable after the Effective Time, Computershare will deliver to each registered shareholder as of the Distribution Record Date a DRS Advice representing the South Bow Common Shares such holder is entitled to receive pursuant to the Arrangement. Following the completion of the Arrangement, certificates and DRS Advices representing TC Energy shares will be deemed for all purposes to be certificates or DRS Advices, as applicable, representing New TC Energy Common Shares and accordingly no new certificates or DRS Advices will be issued in respect of New TC Energy Common Shares.

See The Arrangement – Distribution of Shares.

Canadian Securities Law Matters

TC Energy is a reporting issuer in all the provinces and territories of Canada. Upon completion of the Arrangement, it is expected that South Bow will be a reporting issuer in all the provinces and territories of Canada.

The issuance of securities of TC Energy and South Bow pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of applicable Canadian securities laws. With certain exceptions, the New TC Energy Common Shares and South Bow Common Shares received by shareholders pursuant to the Arrangement may generally be resold in each of the provinces and territories of Canada without restriction, provided the trade is not a “control distribution” as defined in National Instrument 45-102 – Resale of Securities, no unusual effort is made to prepare the market or create a demand for those securities, no extraordinary commission or consideration is paid to a person or company in respect of the trade and, if the selling securityholder is an insider or officer of the issuer, the insider or officer has no reasonable grounds to believe that the issuer is in default of securities legislation.

See Certain Securities Law Matters – Canadian Securities Laws.

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U.S. Securities Law Matters

The securities to be issued or deemed to be issued pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be distributed in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act and available exemptions from applicable state registration requirements. The securities issued or deemed to be issued pursuant to the Arrangement will generally not be subject to resale restrictions under U.S. federal securities laws for persons who are not “affiliates” (as such term is understood under U.S. securities laws) of TC Energy or South Bow following the Arrangement or were “affiliates” within 90 days prior to the Arrangement.

See Certain Securities Law Matters – U.S. Securities Laws.

Certain Canadian Federal Income Tax Considerations

In general, a Resident Shareholder who holds TC Energy shares, and any New TC Energy Common Shares and South Bow Common Shares received pursuant to the Arrangement, as capital property will not realize a capital gain or capital loss for purposes of the Tax Act as a result of the transactions in the Arrangement. The aggregate adjusted cost base of the TC Energy shares for a Resident Shareholder will generally be allocated among the New TC Energy Common Shares and the South Bow Common Shares based upon the relative fair market values of such shares at the time of the Arrangement. Following the Effective Date, TC Energy and South Bow will advise shareholders, either by news release or on their websites, of their estimate of the appropriate proportionate allocation.

In general, a Non-Resident Shareholder who holds TC Energy shares, and any New TC Energy Common Shares and South Bow Common Shares received pursuant to the Arrangement, as capital property will not be subject to tax under the Tax Act as a result of the transactions in the Arrangement.

For a more detailed description of the Canadian federal income tax consequences to shareholders as a result of the Arrangement, see Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations. Shareholders should consult their own tax advisors to determine the tax consequences to them of the Arrangement, having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

Certain United States Federal Income Tax Considerations

A summary of certain U.S. federal income tax considerations for U.S. Holders who participate in the Arrangement is set out under the heading Material Income Tax Considerations – Certain United States Federal Income Tax Considerations.

Subject to the discussion under Material Income Tax Considerations – Certain United States Federal Income Tax Considerations, the deemed distribution resulting from the Arrangement is generally intended to be tax-free to shareholders for U.S. federal income tax purposes, except with respect to any cash received in lieu of fractional South Bow Common Shares. Each U.S. Holder is encouraged to consult its own tax advisor as to the specific consequences of the Arrangement to such holder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax law.

Risk Factors

Shareholders should be aware that there are various known and unknown risk factors in connection with the Arrangement and the ownership of New TC Energy Common Shares and South Bow Common Shares. Shareholders should carefully consider the risks identified in this Circular under the heading The Arrangement – Risk Factors Relating to the Arrangement and under the heading Risk Factors in Schedule F and Schedule J before deciding whether to approve the Arrangement Resolution.

Selected Pro Forma Financial Information

For a summary of certain pro forma consolidated financial information of TC Energy and certain historical and pro forma consolidated financial information of South Bow, see the sections under the headings Pro Forma Consolidated Financial Information in Schedule J and Historical and Pro Forma Consolidated Financial Information in Schedule F, respectively.

ADVISORY VOTE ON OUR APPROACH TO EXECUTIVE COMPENSATION

You will have an opportunity to have a say on pay by participating in the advisory vote on our approach to executive compensation. While the vote is non-binding, the Board will take the results into consideration when it considers compensation policies, procedures and decisions in the future.

The Board recommends you vote for our approach to executive compensation.

SHAREHOLDER PROPOSAL

Shareholders are being asked to vote on the shareholder proposal we received from the Salal Foundation. Please refer to Schedule M for such shareholder proposal, supporting statement and our response.

TC Energy Management Information Circular 2024 | 33

The Board recommends you vote against this shareholder proposal.

GOVERNANCE

We believe that strong corporate governance improves corporate performance and benefits all stakeholders. Based on the current directorship, our governance highlights are noted below.

Size of Board	13

Percentage of independent directors	92%

Percentage of women on Board	38%

Board Diversity Policy	Yes – target of 30% women and at least one racially or ethnically diverse director

Number of board interlocks	0

External board service limits for independent directors	4 public company boards in total. Board chair positions count as two board seats

Average director age	63

All committees independent	Yes

Annual director elections	Yes

Individual director elections	Yes

Majority Voting Policy	Yes

Independent executive compensation consultant	Yes

Clawback policies	Yes

Double-trigger vesting on change of control	Yes

Separate chair and CEO	Yes

Director retirement age/term limit	The earlier of a director turning 73 or attaining 15 years of service. Notwithstanding age limits, a director is eligible to serve a term of 5 years

Director share ownership requirements	4x retainer

CEO share ownership post-retirement hold period	1 year

In-camera sessions at every Board and Committee meeting	Yes

Code of business ethics	Yes

Board, committee and director evaluations annually	Yes

Board orientation and education program	Yes

COMPENSATION

TC Energy’s compensation programs are designed to ‘pay for performance’ by rewarding employees, including our executives, for delivering results that meet or exceed our corporate objectives and support our overall strategy.

In order to attract, engage and retain high-performing employees, we review our programs each year to ensure we offer compensation that is market competitive. Our target compensation levels are determined with reference to median levels in our peer group. Actual performance that exceeds expectations can result in compensation above market median levels.

Our compensation programs are intended to align the executives’ interests with those of our various stakeholders. The Human Resources Committee and the Board place a significant emphasis on variable compensation, particularly long-term incentives, when determining the total direct compensation for our executives.

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A summary of our best practices include:

Annual board, committee and director evaluations	Yes

Benchmarking director and executive compensation against size appropriate peer groups to assess competitiveness and fairness	Yes

Maximums on variable compensation payments	Yes

Incentive Compensation Reimbursement and Holdback Policy (Clawback Policy), Recoupment Policy for Intentional Misconduct and Anti-Hedging Policy	Yes

Executive share ownership requirements	6x (CEO), 3x (executive vice-presidents), 2x (presidents and senior vice-presidents), 1x (vice-presidents)

CEO realizable pay disclosure	Yes – see page 150

Executive compensation tied to environmental, social and governance (ESG) targets	Yes

Annual say on pay vote	Yes – averaging 96 per cent approval for the last three years

 Note

 • In 2023, the Human Resources Committee accepted the recommendation to adjust CEO share ownership requirements to 6x multiple of base salary effective in 2024.

SUSTAINABILITY AND ESG

We are continuously improving our sustainability and ESG approach. A summary of some of our key highlights are included below. You can find more information about our sustainability and ESG initiatives starting on page 123.

Board and Committee oversight of ESG initiatives, including climate, Indigenous and biodiversity-related initiatives	Yes

Voluntary Task Force on Climate-Related Financial Disclosures (TCFD) informed disclosure	Yes

Sustainability-linked financing	Yes

Greenhouse gas (GHG) targets	Yes – position to achieve zero emissions from our operations, on a net basis, by 2050

Use of climate-related scenario analysis to inform strategy	Yes

Reconciliation Action Plan	Yes – Indigenous Advisory Council established

Chief Sustainability Officer	Yes

TC Energy Management Information Circular 2024 | 35

Business of the Meeting

The meeting will cover eight items of business, six of which require your vote:

FINANCIAL STATEMENTS

We will place before shareholders at the meeting our consolidated financial statements for the year ended December 31, 2023, and the auditor’s reports thereon. These documents have been filed with the appropriate government regulatory agencies and are included in the TC Energy Annual Report. We deliver the TC Energy Annual Report using notice and access (see page 7). We mail you a paper copy of the TC Energy Annual Report if you have provided instructions that you prefer to receive a paper copy, or you may request a paper copy as described in the Notice (see page 7). The TC Energy Annual Report is also available in English and French on our website (www.tcenergy.com), or you can request a copy from our Corporate Secretary or Investor Relations.

About quorum

We must have a quorum for the meeting to proceed.

Quorum constitutes two people present at the meeting who are entitled to vote at the meeting and represent at least 25 per cent of the issued and outstanding TC Energy shares. The two people are entitled to vote in their own right, by proxy or as a duly authorized representative of a shareholder.

ELECTION OF DIRECTORS

You will be asked to vote on electing 13 directors to the Board. The nominated director profiles starting on page 42 give important information about each nominated director, including their background, experience and memberships on other public company boards they serve on. All of the nominated directors currently serve on our Board, and we have included in their profiles their 2023 attendance, the value of TC Energy shares or TC Energy DSUs they currently hold (their at-risk investment) and their election results from the 2023 annual meeting. You can find more information about their at-risk investment on pages 144 and 145.

All directors are elected for a one-year term.

1.	Cheryl F. Campbell	6.	David MacNaughton	11.	Siim A. Vanaselja
2.	Michael R. Culbert	7.	François L. Poirier	12.	Thierry Vandal
3.	William D. Johnson	8.	Una Power	13.	Dheeraj “D” Verma
4.	Susan C. Jones	9.	Mary Pat Salomone
5.	John E. Lowe	10.	Indira Samarasekera

The Board recommends you vote for the nominated directors:

RESOLVE to elect the directors listed in TC Energy’s Circular dated April 10, 2024 to hold office until the next annual meeting of shareholders or until their successors are earlier elected or appointed.

APPOINTMENT OF AUDITOR

You will be asked to vote on appointing the external auditor. The auditor will hold office until the close of our next annual meeting of shareholders.

You will also vote on authorizing the directors to fix the auditor’s remuneration.

The Board recommends you vote for appointing KPMG as auditor of TC Energy and authorizing the directors to fix their remuneration:

RESOLVE to appoint KPMG as auditor of TC Energy until the close of our next annual meeting of shareholders, and authorize the directors to fix their remuneration.

Through the processes described in the Auditor Independence section we have confirmed KPMG is independent with respect to TC Energy within the meaning of the relevant rules and related interpretations prescribed by all relevant professional bodies in Canada and applicable legal requirements and also that they are independent accountants with respect to TC Energy under all relevant U.S. professional and regulatory standards.

Representatives of KPMG will attend the meeting, have an opportunity to make a statement and respond to any questions.

Stakeholder engagement

In response to receiving a 75.33 per cent vote in favour of the appointment of KPMG as TC Energy’s auditor at our 2022 annual meeting, TC Energy undertook an extensive stakeholder engagement strategy through late 2022 and 2023, which included engagement with certain investors who voted against the appointment of KPMG and those whose voting policies identified the KPMG appointment as an

36 | TC Energy Management Information Circular 2024

area of concern. At our 2023 annual meeting, the vote in favour of the appointment of KPMG as TC Energy’s auditor increased to 89.00 per cent (613,576,171 votes in favour and 75,802,855 votes withheld).

TC Energy remains committed to engaging with stakeholders on the topic of auditor independence and tenure. In 2023, TC Energy’s CEO, CFO, other members of management and Investor Relations participated in approximately 550 meetings with shareholders and bondholders, including over 60 meetings on ESG-specific topics, some focused on how the Audit Committee satisfies itself of ongoing auditor independence and tenure considerations.

For more information on TC Energy’s overall shareholder engagement strategy, please see page 121 and for more information on the comprehensive review of the external auditor, please see page 39.

Auditor fees

The table below shows the services KPMG provided during the last two fiscal years and the fees they invoiced us:

($ millions)	2023	2022
Audit fees	18.5	14.2
• audit of the annual consolidated financial statements
• services related to statutory and regulatory filings or engagements
• review of interim consolidated financial statements and information contained in various prospectuses and other securities offering documents
Audit-related fees	0.9	0.3
• services related to the audit of the financial statements of TC Energy pipeline abandonment trusts, certain post-retirement plans, and certain special purpose audits
• French and Spanish translation services
Tax fees	1.5	0.8
• Canadian and international tax planning and tax compliance matters, including the review of income tax returns and other tax filings
All other fees	0.2	0.2
• Fees for other products and services provided by the auditors not described above, which included fees related to advice and assistance with ESG services
Total fees	21.1	15.5

Note

•

2023 total fees are higher than 2022 due to increased audit work related to (i) the sale of a 40 per cent non-controlling equity interest in Columbia Gas and Columbia Gulf to GIP; (ii) the Arrangement and additional securities work.

Pre-Approval Policy for Audit and Non-Audit Services

The Audit Committee maintains a Pre-Approval Policy with respect to permitted non-audit services and audit services. For non-audit service engagements of up to $250,000, approval of the Audit Committee chair is required, and the Audit Committee is to be informed of the engagement at the next scheduled Audit Committee meeting. For all non-audit service engagements of $250,000 or more, pre-approval of the Audit Committee is required.

As required under professional standards, KPMG is required to have any proposed non-audit services pre-approved by the Audit Committee or the Chair of the Audit Committee. The pre-approval process for non-audit services requires that KPMG provide a written description of the service, an assessment of the independence considerations related to the service and a description of the nature and magnitude of the proposed fees. Prior to pre-approving any non-audit services, the Audit Committee and/or Audit Committee Chair considers the following factors:

•	the independence assessment provided by KPMG,
•	the process under which management has assessed that KPMG is best suited to perform the non-audit services, and
•	the magnitude of the fees relative to total fees paid to KPMG.

Auditor independence

TC Energy recognizes that auditor independence is critical to the integrity of our financial information. As such, TC Energy’s auditor selection process is designed to maintain auditor independence while balancing a need for continuity of knowledge in order to ensure a high-quality audit provided by an audit firm with the depth and breadth of experience to effectively and efficiently audit a multi-national company with complex operations.

The Audit Committee continuously assesses the external auditor and, on an annual basis, reviews audit quality, auditor tenure and appropriateness of audit fees, including the benefits and risks of having a long-tenured auditor and the controls and processes that ensure their independence. This assessment also considers the nature, extent and permissibility of any proposed non-audit services and adherence to the mandatory partner rotation requirements.

TC Energy Management Information Circular 2024 | 37

Below are additional details regarding factors the Audit Committee considered when assessing independence.

Audit Committee expertise and independence reviews

All members of the Audit Committee are independent and financially literate. One member of the Audit Committee is a designated financial expert under NYSE rules.

As part of its annual assessment on independence, the Audit Committee receives and reviews the auditor’s reports regarding independence. The committee also considers whether any factors are present that may impair the independence of the auditor at each meeting of the committee. The auditor maintains an open and direct line of communication with both the Chair of the Audit Committee and the Audit Committee.

The TC Energy AIF includes more information about the Audit Committee, including the committee charter, beginning on page 34 of the TC Energy AIF. The TC Energy AIF is available on our website (www.tcenergy.com) and on SEDAR+ (www.sedarplus.ca).

Fee magnitude and objectivity considerations

The Audit Committee understands that the magnitude of fees paid to an auditor could negatively impact auditor independence if a financial interest will inappropriately influence an auditor’s judgment or behaviour. In reaching the conclusion to recommend the re-appointment of KPMG as our external auditor, the Audit Committee considered the magnitude of the fees that TC Energy pays to KPMG Calgary and KPMG Houston in context of the size of their respective firms. For 2023, KPMG has confirmed to the Audit Committee that the fees payable to KPMG are not material to KPMG LLP (Canada) or KPMG LLP (US).

Similarly, there is a threat to independence if an auditor will be deterred from acting objectively because of actual or perceived pressures. We consider safeguards that KPMG has implemented to manage this threat as an important element of our assessment of audit quality. The safeguards against this risk include:

•	the assignment of an engagement quality control review partner to the audit engagement by a risk management partner,
•	the involvement of experienced national office professionals outside of the engagement team when dealing with complex or judgmental matters,
•	the structure of the respective firms, and
•	compensation policies in place.

Given the Audit Committee’s understanding of the relative magnitude of fees paid to each respective firm, as well as the Audit Committee’s observations of safeguards that have been implemented by KPMG, the Audit Committee is satisfied these threats to auditor independence have been appropriately managed.

Canadian and U.S. partner rotations and partner qualifications

As part of the annual review of auditor independence, the Audit Committee assesses KPMG’s ongoing compliance with mandatory rotation requirements. This means that the lead audit partner and quality control review partner may serve a maximum of five years, followed by a five-year period without any involvement in the TC Energy audit, before they can be re-considered for a partner role. For other audit partners of KPMG involved in the TC Energy audit, which includes the lead partner and quality control review partner from KPMG’s Houston team, the mandatory rotation occurs after a maximum of seven years of service followed by a two-year period without any involvement in the TC Energy audit. This rotation helps ensure auditor independence is maintained by changing the key personnel working on TC Energy’s audits after a set period of time.

In addition to the partner rotations described above, all lead partners and quality control review partners must satisfy the following minimum requirements:

•	Chartered Professional Accountant, in good standing,
•	industry-specific experience,
•	completion of relevant professional development and accreditation training,
•	knowledge of, and experience with, the applicable financial reporting framework and auditing standards, and

38 | TC Energy Management Information Circular 2024

•	knowledge of, and experience with, the SEC rules and regulations.

The Audit Committee is satisfied with KPMG’s ongoing compliance with the regulatory mandated rotation requirements (five and seven years as applicable in the circumstances) as well as the transition plans that have been followed to on-board qualified engagement partners who are new to providing audit services to TC Energy.

2015 Request for proposal

In 2015, it was determined that a request for proposal (RFP) process would further strengthen the external audit process and auditor independence. The Audit Committee oversaw this RFP for TC Energy’s external audit engagement and conducted a detailed assessment of the submissions from large multi-national firms, including interviews with each firm. A limited number of potential audit firms had the breadth of capabilities required to provide high-quality, independent audit services to a company of TC Energy’s scope, geographic presence and complexity of operations.

Requirements and factors which determined the successful candidate included:

•	the experience, qualifications and ability to audit a large-scale, energy-focused, public company, headquartered in Canada with significant operations in the U.S. and Mexico,
•	familiarity with complex rate-regulated accounting,
•	no conflicts with TC Energy through existing non-audit services provided to TC Energy nor close relationships with competitor companies in the industry,
•	availability of resources and local access to U.S. GAAP expertise,
•	audit quality and auditor tenure, and
•	appropriateness of fees.

Based on the results of this process, the Audit Committee and Board recommended KPMG continue as TC Energy’s external auditor, subject to its annual review of auditor performance, including audit quality and independence considerations. The Audit Committee made its recommendation based on KPMG’s qualifications, experience and other decision criteria, including KPMG’s ability to provide a quality audit that met the requirements of TC Energy and its shareholders, taking into account the scope, geographic presence and complexity of TC Energy’s business.

Periodic comprehensive review of auditor

In order to further enhance the governance processes relating to assessing auditor independence and audit quality, in November 2022, the Audit Committee approved amendments to the Audit Committee’s charter to mandate the completion of a comprehensive review of the external auditor at least every five years. Such a review is contained as a recommendation of the Enhancing Audit Quality initiative of the Chartered Professional Accountants of Canada, the Canadian Public Accountability Board and the Institute of Corporate Directors. The comprehensive review is intended to enhance audit quality through a deeper and broader analysis of the external auditor than in the annual assessment.

This fulsome and detailed review is intended to provide the Audit Committee data on three indicia of audit quality:

•	independence, objectivity and professional skepticism,
•	quality of engagement team, and
•	quality of communications and interactions with the external auditor.

The Audit Committee reviews the results of the comprehensive review and uses it to assess whether a fulsome request for proposal process is required.

This comprehensive review was completed in 2023 and supported the recommendation to appoint KPMG as TC Energy’s external auditor.

Audit Committee independence recommendation

In reaching the conclusion to recommend KPMG as external auditor to serve for the 2024 financial year, the Audit Committee reviewed the above factors relating to auditor independence and confirmed it was satisfied that KPMG is independent within the meaning of applicable Canadian and U.S. securities rules.

TC Energy Management Information Circular 2024 | 39

THE ARRANGEMENT RESOLUTION

You will be asked to vote on the Arrangement Resolution, the full text of which is attached as Schedule A to this Circular. Subject to any further order of the Court, in order to pass, the Arrangement Resolution must be approved by at least two-thirds of the votes cast by shareholders present or represented by proxy at the meeting. See The Arrangement below.

The Board recommends you vote for the Arrangement Resolution.

THE SOUTH BOW SHAREHOLDER RIGHTS PLAN RESOLUTION

If the Arrangement Resolution is approved at the meeting, you will be asked to vote on the South Bow Shareholder Rights Plan Resolution, the full text of which is attached as Schedule B to this Circular. In order to pass, the South Bow Shareholder Rights Plan Resolution must be approved by at least a simple majority of the votes cast by shareholders present or represented by proxy at the meeting.

For a description of the South Bow Shareholder Rights Plan, please refer to South Bow Shareholder Rights Plan. The full text of the South Bow Shareholder Rights Plan is set out in Schedule L to this Circular.

The Board recommends you vote for the South Bow Shareholder Rights Plan Resolution.

ADVISORY VOTE ON OUR APPROACH TO EXECUTIVE COMPENSATION

You will have an opportunity to have a say on pay by participating in the advisory vote on our approach to executive compensation. The Board believes the vote is beneficial because it holds directors accountable to shareholders for their decisions on executive compensation and provides valuable feedback.

While the vote is non-binding, the Board will take the results into consideration when it considers compensation policies, procedures and decisions in the future. We will disclose the results of the advisory vote in our report on voting results for the meeting, which will be posted on our website (www.tcenergy.com) and on SEDAR+ (www.sedarplus.ca).

Since 2010, we have held annual say on pay votes at our annual shareholder meetings. Over the last three years, these advisory votes were approved by a significant majority of shareholders to accept our approach to executive compensation.

Year	Votes in favour	Votes against
2023	634,750,021 (94.20%)	39,104,279 (5.80%)
2022	675,474,620 (97.70%)	15,918,656 (2.30%)
2021	625,013,275 (94.81%)	34,189,827 (5.19%)

The Board recommends you vote for our approach to executive compensation:

RESOLVE on an advisory basis, without diminishing the role and responsibilities of TC Energy’s Board, that the shareholders accept the approach to executive compensation disclosed in TC Energy’s Circular dated April 10, 2024.

SHAREHOLDER PROPOSAL

We received two shareholder proposals, one from the British Columbia Investment Management Corporation (BCI) and the other from the Salal Foundation.

Following a series of meetings with BCI at which we listened to their concerns and explained the extent of our efforts to build a foundation toward increasingly rigorous levels of Scope 1 and 2 GHG assurance, focus on methane and differences between assurance over midstream industry operations versus the peers that BCI listed, as well as the impact of their proposal to our near-term strategic priorities, BCI has withdrawn their proposal. In response to their concerns, we have agreed that, by the end of July 2025, we will publish a Roadmap to Reasonable Assurance on GHG Reporting and reassess Oil & Gas Methane Partnership 2.0 membership and publish a summary of our reassessment. We have also agreed to include BCI’s proposal and supporting statement in Schedule M to this Circular; however, it will not be voted upon by shareholders.

Accordingly, shareholders are being asked to vote only on the shareholder proposal from the Salal Foundation. Please refer to Schedule M for such shareholder proposal, supporting statement and our response.

The Board recommends you vote against this shareholder proposal.

OTHER BUSINESS

The Board and management are not aware of any other items to be properly brought before the meeting.

40 | TC Energy Management Information Circular 2024

Election of Directors

Our articles currently state that the Board must have a minimum of eight and a maximum of 15 directors. The Board has determined that 13 directors will be elected at the meeting.

The Board believes this size is appropriate based on the scope of our business, the skills and experience of the nominated directors and the four standing committees and to achieve effective decision-making. It believes that all of the nominated directors are well qualified to serve on the Board.

Twelve of the 13 nominated directors (92 per cent) are independent within the meaning of Canadian and applicable U.S. securities laws, regulations and policies and the applicable rules of the TSX and NYSE. The only exception is Mr. Poirier because of his role as President and CEO.

Each nominated director has expressed their willingness to serve on our Board until our next annual meeting of shareholders.

If elected, they will also serve on the Board of TCPL, our main operating subsidiary.

The profiles on the following pages show each director’s holdings in TC Energy shares at March 31, 2023 and as of the date of this Circular. TC Energy DSUs are calculated on the basis of retainer fees paid in 2023 and dividend equivalents credited up to March 31, 2023 and March 28, 2024. The profiles also indicate the year the director joined the Board and has continually served as a director of TC Energy.

All of the nominated directors are Canadian residents except for Ms. Campbell, Mr. Johnson, Mr. Lowe, Ms. Salomone, Mr. Vandal and Mr. Verma who are U.S. residents. Mr. Vandal also holds Canadian citizenship.

We have share ownership requirements for our directors and executives to align their interests with those of our shareholders.

As of the date of this Circular, all of our directors are in compliance with our director Share Ownership Policy or are not yet required to meet the requirements given the length of their tenure on the Board, see Director Compensation Discussion and Analysis on page 139 for more information.

The at-risk investment reflects the total market value of the director’s TC Energy shares and TC Energy DSUs based on the closing share price on the TSX of $50.83 on April 10, 2024. See At-Risk Investment on pages 144 and 145 for more information.

TC Energy Management Information Circular 2024 | 41

Independent

Skills and experience

•  Accounting/Audit

•  Energy, Pipelines & Midstream

•  Enterprise Risk Management

•  Governance

•  Government, Regulatory & Stakeholder Relations

•  Major Projects

•  Operations/Health, Safety, Sustainability & Environment

•  Strategy & Leading Growth

At-risk investment

$799,098

TC Energy

Board/Committees

2023 meeting attendance

•  Board of Directors
5/5 regularly scheduled meetings (100%)
4/4 special meetings (100%)

•  Audit Committee
4/4 meetings (100%)

•  Health, Safety, Sustainability and Environment Committee
3/3 meetings (100%)

Cheryl F. Campbell

AGE 64, MONUMENT, CO, U.S.A. | DIRECTOR SINCE 2022

Ms. Campbell is a corporate director and has 35 years of energy experience in midstream, interstate pipelines and utilities. She currently serves on the board of Pacific Gas & Electric Corporation (PGE) (utilities), where she is Chair of the Safety & Nuclear Oversight Committee as well as a member of its Sustainability & Governance Committee. She also serves on the boards of Summit Utilities (natural gas distribution), as Chair, and JANA Corporation (infrastructure service provider). She is involved in non-profit board work serving on the board of the National Association of Corporate Directors, Colorado chapter.

Ms. Campbell previously served as a Senior Vice President, Gas, with Xcel Energy, Inc. (utility supplier). During her 13-year tenure there, she developed industry leading gas integrity and risk management programs, improving regulatory returns and overall operating, environmental and safety metrics.

Ms. Campbell also served on the U.S. Department of Transportation’s Gas Pipeline Advisory Committee providing guidance to the Secretary of Transportation on pipeline safety regulations, and testified before a congressional subcommittee on pipeline infrastructure safety.

In 2019, Ms. Campbell was awarded the Natural Gas Leadership Award from the American Gas Association and was named one of the Top Women in Energy by the Denver Business Journal in 2014.

Ms. Campbell holds a Master of Science degree in finance, with a minor in management, from the University of Colorado at Denver, as well as Bachelor of Science degrees in chemical engineering and business from the University of Colorado at Boulder.

Annual meeting voting results	Votes in favour		Votes against
2023	671,097,465 (99.59%)		2,756,843 (0.41%)

Annual meeting voting results	Votes in favour		Votes withheld
2022	—		—

2021	—		—

Other public company boards and date	Stock exchange		Board committees
Pacific Gas & Electric Corporation (utilities) (since April 2019)	NYSE		Safety and Nuclear Oversight (Chair) Executive Sustainability and Governance

TC Energy securities held	2024	2023	Meets share ownership requirements
TC Energy Shares	5,674	—	Ms. Campbell has until June 7, 2027 to meet the requirements.
TC Energy DSUs	10,047	4,074

PGE filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code in January 2019 as a result of claims arising from fires caused by PGE’s electrical equipment. Ms. Campbell joined the board of directors of PGE in April 2019, after PGE filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code in January 2019 and prior to its emergence from Chapter 11 bankruptcy in July 2020. Ms. Campbell continues to be a director of PGE.

42 | TC Energy Management Information Circular 2024

Independent

Skills and experience

•  Accounting/Audit

•  Capital Markets/Mergers & Acquisitions

•  CEO

•  Energy, Pipelines & Midstream

•  Governance

•  Government, Regulatory & Stakeholder Relations

•  Operations/Health, Safety, Sustainability & Environment

•  Strategy & Leading Growth

At-risk investment

$1,689,793

TC Energy

Board/Committees

2023 meeting attendance

•  Board of Directors
5/5 regularly scheduled meetings (100%)
4/4 special meetings (100%)

•  Audit Committee
4/4 meetings (100%)

•  Health, Safety, Sustainability and Environment Committee
3/3 meetings (100%)

Michael R. Culbert

AGE 66, CALGARY, AB, CANADA | DIRECTOR SINCE 2020

Mr. Culbert is a corporate director. He is currently a director of Precision Drilling Corporation (oil and gas services) where he has been a director since December 2017. He also serves on the board of Humble Midstream LLC (energy infrastructure) since December 2023.

From 2016 to 2020, Mr. Culbert was a director and Vice Chair of PETRONAS Canada Ltd. (oil and gas, exploration and production). He has also previously served as a director and President of Pacific NorthWest LNG LP (natural gas services) (2013 to 2017). He is a former co-founder, director, President and Chief Executive Officer of Progress Energy Ltd. (oil and gas, exploration and production) from 2004 to 2016 and, prior to that, he was the Vice-President, Marketing and Business Development from 2001 to 2004. He has also held senior leadership positions in marketing and business development through his career.

Mr. Culbert is a patron of the Shaw Charity Classic, which since its inception in 2013 has successfully raised over $100 million for over 200 children and youth charities in Alberta. He is also a founding member of the Creative Destruction Lab Energy stream at the University of Calgary Haskayne School of Business.

In 2019, Mr. Culbert was awarded the 2019 Distinguished Business Leader – Recognizing Ethical Leadership from the University of Calgary Haskayne School of Business and the Calgary Chamber of Commerce.

Annual meeting voting results	Votes in favour		Votes against
2023	670,063,432 (99.44%)		3,790,876 (0.56%)

Annual meeting voting results	Votes in favour		Votes withheld
2022	688,868,536 (99.64%)		2,494,507 (0.36%)

2021	657,941,215 (99.81%)		1,262,093 (0.19%)

Other public company boards and date	Stock exchange		Board committees
Precision Drilling Corporation (oil and gas services) (since December 2017)	TSX, NYSE		Audit Human Resources and Compensation

TC Energy securities held	2024	2023	Meets share ownership requirements
TC Energy Shares	10,500	5,500	Yes
TC Energy DSUs	22,744	14,797

Mr. Culbert is not standing for reelection as a director of Precision Drilling Corporation in 2024.

TC Energy Management Information Circular 2024 | 43

Independent

Skills and experience

•  Accounting/Audit

•  CEO

•  Electric Power & Electrification Value Chain

•  Governance

•  Government, Regulatory & Stakeholder Relations

•  Human Resources & Compensation

•  Operations/Health, Safety, Sustainability & Environment

•  Strategy & Leading Growth

At-risk investment

$967,498

TC Energy

Board/Committees

2023 meeting attendance

•  Board of Directors
5/5 regularly scheduled meetings (100%)
4/4 special meetings (100%)

•  Audit Committee
4/4 meetings (100%)

•  Human Resources Committee
8/8 meetings (100%)

•  Special Committee
8/8 meetings (100%)

William D. Johnson

AGE 70, KNOXVILLE, TN, U.S.A. | DIRECTOR SINCE 2021

Mr. Johnson is a corporate director. He is currently a director of NiSource Inc. (utilities) since March 2022. He also serves on the boards of BrightNight LLC (renewable power) since December 2021 and Terrestrial Energy Inc. (nuclear power) since February 2023. Mr. Johnson most recently served as President and Chief Executive Officer of PGE from May 2019 through June 2020. Mr. Johnson also served as President and Chief Executive Officer of Tennessee Valley Authority (electricity) from January 2013 to May 2019.

Prior to joining Tennessee Valley Authority, Mr. Johnson held the positions of Chairman, President and CEO of Progress Energy, Inc. (Progress) (oil and gas) from October 2007 to July 2012 and prior to that, served as President and Chief Operating Officer (2005-2007). His career at Progress included leadership roles of increasing responsibility including as President, Energy Delivery (2004-2005) and President and Chief Executive Officer (2002-2003) and Executive Vice President and General Counsel (2000-2002) of Progress Energy Service Company. Mr. Johnson’s career began in 1992 at Carolina Power & Light Company (predecessor to Progress) where he held increasing senior management roles of Associate General Counsel and Manager, Legal Department; Vice President, Senior Counsel and Corporate Secretary and Senior Vice President and Corporate Secretary.

Mr. Johnson has served on the boards of the following utility industry groups or associations: Edison Electric Institute (Vice Chair), Nuclear Energy Institute (Chair), Institute of Nuclear Power Operations, World Association of Nuclear Operators (Governor) and Nuclear Electric Insurance Limited.

Annual meeting voting results	Votes in favour		Votes against
2023	670,426,693 (99.49%)		3,427,614 (0.51%)

Annual meeting voting results	Votes in favour		Votes withheld
2022	688,999,400 (99.66%)		2,363,644 (0.34%)

2021	—		—

Other public company boards and date	Stock exchange		Board committees
NiSource Inc. (utilities) (since March 2022)	TSX, NYSE		Compensation and Human Capital Safety, Operations, Regulatory and Policy

TC Energy securities held	2024	2023	Meets share ownership requirements
TC Energy Shares	—	—	Mr. Johnson has until June 14, 2026 to meet the requirements.
TC Energy DSUs	19,034	10,898

PGE filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code in January 2019 as a result of claims arising from fires caused by PGE’s electrical equipment. Following discussions initiated by the PGE board of directors, Mr. Johnson agreed to serve as President and CEO throughout PGE’s bankruptcy process, beginning May 2, 2019, with the understanding that upon PGE’s emergence from bankruptcy he would resign from PGE. On July 1, 2020, PGE emerged from Chapter 11 bankruptcy, upon completing a restructuring process that was confirmed by the United States Bankruptcy Court on June 20, 2020. Mr. Johnson resigned as President and CEO of PGE on June 30, 2020.

44 | TC Energy Management Information Circular 2024

Independent

Skills and experience

•  Capital Markets/Mergers & Acquisitions

•  CEO

•  Enterprise Risk Management

•  Governance

•  Government, Regulatory & Stakeholder Relations

•  Human Resources & Compensation

•  Operations/Health, Safety, Sustainability & Environment

•  Strategy & Leading Growth

At-risk investment

$2,090,536

TC Energy

Board/Committees

2023 meeting attendance

•  Board of Directors
5/5 regularly scheduled meetings (100%)
4/4 special meetings (100%)

•  Audit Committee
4/4 meetings (100%)

•  Human Resources Committee
8/8 meetings (100%)

•  Special Committee
8/8 meetings (100%)

Susan C. Jones

AGE 54, CALGARY, AB, CANADA | DIRECTOR SINCE 2020

Ms. Jones is a corporate director. She is currently a director of Canadian National Railway Company (freight railway) since May 2022.

Ms. Jones retired from her executive leadership role at Nutrien Ltd. (Nutrien) (agriculture) at the end of 2019 after 15 years with the company. While at Nutrien, she held a variety of roles between September 2004 and December 2019, including: Executive Vice-President and CEO of the Potash Business Unit of Nutrien (largest global underground soft-rock miner), Executive Vice-President and President of the Phosphate Business Unit; Chief Legal Officer; Business Development and Strategy; Managing Director of the European Distribution Business; and Vice-President of Wholesale Sales, Marketing and Logistics.

Ms. Jones served on the boards of Piedmont Lithium Limited (emerging lithium company) from June 2021 until June 2023, ARC Resources Ltd. (and predecessor company) (oil and gas, exploration and production) from May 2020 until February 2023, and Gibson Energy Inc. (mid-stream oil-focused infrastructure) from December 2018 until February 2020. Ms. Jones also served on the board of Canpotex Limited (Canadian exporter of potash) from June 2018 to December 2019, where she also served as Chair of the Board from June 2019 to December 2019.

Ms. Jones was named the Osler Purdy Crawford Deal Maker of the Year 2017 at the Canadian General Counsel Awards for her role in the merger of Agrium Inc. and Potash Corporation of Saskatchewan Inc. She has served on the United Way and the Canadian Bar Association.

Ms. Jones holds a Bachelor of Arts degree in Political Science and Hispanic Studies from the University of Victoria as well as a Bachelor of Laws degree from the University of Ottawa. She also earned a Leadership Diploma from the University of Oxford and holds a Director Certificate from Harvard University.

Annual meeting voting results	Votes in favour		Votes against
2023	670,291,004 (99.47%)		3,563,305 (0.53%)

Annual meeting voting results	Votes in favour		Votes withheld
2022	688,959,378 (99.65%)		2,403,666 (0.35%)

2021	657,752,726 (99.78%)		1,450,582 (0.22%)

Other public company boards and date	Stock exchange		Board committees
Canadian National Railway Company (freight railway) (since May 2022)	TSX, NYSE		Human Resources and Compensation Pension and Investment

TC Energy securities held	2024	2023	Meets share ownership requirements
TC Energy Shares	14,166	6,666	Yes
TC Energy DSUs	26,962	18,386

TC Energy Management Information Circular 2024 | 45

Independent

Skills and experience

•  Accounting/Audit

•  Capital Markets/Mergers & Acquisitions

•  Energy, Pipelines & Midstream

•  Enterprise Risk Management

•  Governance

•  Government, Regulatory & Stakeholder Relations

•  Operations/Health, Safety, Sustainability & Environment

•  Strategy & Leading Growth

At-risk investment

$3,587,836

TC Energy

Board/Committees

2023 meeting attendance

•  Board of Directors
5/5 regularly scheduled meetings (100%)
4/4 special meetings (100%)

•  Governance Committee (Chair)
4/4 meetings (100%)

•  Health, Safety, Sustainability and Environment Committee
3/3 meetings (100%)

•  Special Committee
7/8 meetings (88%)

John E. Lowe

AGE 65, HOUSTON, TX, U.S.A. | BOARD CHAIR SINCE 2024 | DIRECTOR SINCE 2015

Mr. Lowe is a corporate director. He is currently the Chair of the Board. He has served on the board of directors for Phillips 66 Company (oil and gas) since May 2012.

Mr. Lowe has previously served as the non-executive Chair of Apache Corporation’s (oil and gas) board of directors from May 2015 to September 2022, and served as a director of Agrium Inc. (agricultural) from May 2010 to August 2015, DCP Midstream LLC (oil and gas, exploration and production) and its wholly-owned subsidiary, DCP Midstream GP, LLC (oil and gas, exploration and production), the general partner of DCP Midstream Partners, LP (oil and gas, exploration and production), from October 2008 to April 2012, as well as Chevron Phillips Chemical Co. LLC (oil and gas refining) from October 2008 to January 2011. He also held various executive and management positions with ConocoPhillips Co. (oil and gas) for more than 25 years, including Assistant to the Chief Executive Officer of ConocoPhillips Co., Executive Vice-President of Exploration & Production and Executive Vice-President of Commercial.

Mr. Lowe is on the Board of Advisors of the Kelce College of Business at Pittsburg State University. He has also previously served as a Senior Executive Advisor at Tudor, Pickering, Holt & Co., LLC (energy investment and merchant banking) from September 2012 to August 2021 and also served on the Texas Children’s Hospital West Campus Advisory Council. He is a former director of the National Association of Manufacturers.

Annual meeting voting results	Votes in favour		Votes against
2023	667,990,495 (99.13%)		2,756,843 (0.41%)

Annual meeting voting results	Votes in favour		Votes withheld
2022	683,751,075 (98.90%)		7,611,969 (1.10%)

2021	639,280,144 (96.98%)		19,923,164 (3.02%)

Other public company boards and date	Stock exchange		Board committees
Phillips 66 Company (oil and gas) (since May 2012)	NYSE		Audit and Finance (Chair) Executive Nominating and Governance Public Policy and Sustainability

TC Energy securities held	2024	2023	Meets share ownership requirements
TC Energy Shares	30,000	25,000	Yes
TC Energy DSUs	40,585	33,201

46 | TC Energy Management Information Circular 2024

Independent

Skills and experience

•  Capital Markets/Mergers & Acquisitions

•  Electric Power & Electrification Value Chain

•  Enterprise Risk Management

•  Governance

•  Government, Regulatory & Stakeholder Relations

•  Human Resources & Compensation

•  Strategy & Leading Growth

At-risk investment

$1,257,483

TC Energy

Board/Committees

2023 meeting attendance

•  Board of Directors
5/5 regularly scheduled
meetings (100%)
3/4 special meetings (75%)

•  Governance Committee
4/4 meetings (100%)

•  Health, Safety, Sustainability and Environment Committee
3/3 meetings (100%)

David MacNaughton

AGE 75, TORONTO, ON, CANADA | DIRECTOR SINCE 2020

Mr. MacNaughton is the President of Palantir Canada, a subsidiary of Palantir Technologies, Inc. (data integration and analytics software) since September 2019.

Mr. MacNaughton has held various positions with both the federal and provincial levels of government, including serving as Canada’s Ambassador to the United States from March 2016 to August 2019. He also served as Principal Secretary to the Premier of Ontario from 2003 to 2005.

Previously, he was Chairman of the board of directors of StrategyCorp Inc. (public affairs consulting) from June 2005 to March 2016. He was also the Chairman of Aereus Technologies Inc. (manufacturing) from 2014 to 2016. He has served on the boards of the North York General Hospital, the Stratford Festival, the National Ski Academy, TV Ontario, the Toronto French School and the Toronto International Film Festival.

Annual meeting voting results	Votes in favour		Votes against
2023	668,274,678 (99.17%)		5,579,628 (0.83%)

Annual meeting voting results	Votes in favour		Votes withheld
2022	686,049,234 (99.23%)		5,313,810 (0.77%)

2021	656,227,734 (99.55%)		2,975,574 (0.45%)

Other public company boards and date	Stock exchange		Board committees
—	—		—

TC Energy securities held	2024	2023	Meets share ownership requirements
TC Energy Shares	—	—	Mr. MacNaughton has until May 1, 2025 to meet the requirements.
TC Energy DSUs	24,739	16,320

TC Energy Management Information Circular 2024 | 47

Not Independent

(President and Chief Executive Officer of TC Energy)

Skills and experience

•  Accounting/Audit

•  Capital Markets/Mergers & Acquisitions

•  CEO

•  Electric Power & Electrification Value Chain

•  Energy, Pipelines & Midstream

•  Enterprise Risk Management

•  Governance

•  Strategy & Leading Growth

At-risk investment

$5,745,162

TC Energy

Board/Committees

2023 meeting attendance

•  Board of Directors
5/5 regularly scheduled meetings (100%)
4/4 special meetings (100%)

François L. Poirier

AGE 57, CALGARY, AB, CANADA | CHIEF EXECUTIVE OFFICER | DIRECTOR SINCE 2021

Mr. Poirier has been President and Chief Executive Officer of TC Energy since January 2021.

His previous role was Chief Operating Officer and President, Power & Storage of TC Energy. He was responsible for successfully executing the acquisition of the Columbia Pipeline Group in 2016. Mr. Poirier held other roles which included leading TC Energy’s Mexico business unit, risk management, strategy and corporate development efforts. Mr. Poirier joined TC Energy in 2014 as President, Energy East Pipeline.

Before joining TC Energy, Mr. Poirier spent 25 years in investment banking, consulting and as a corporate director. He was President and Head, Investment Banking and Capital Markets, for Wells Fargo Securities Canada, Ltd. (investment bank). Prior to that, he was Group Head, Power and Pipelines Investment Banking, at J.P. Morgan Securities (investment bank) in New York.

From 2007 to 2011, Mr. Poirier served as an independent director of Capital Power Income LP (electricity). His community involvement has included serving as Chair of the North York Harvest Food Bank.

Mr. Poirier holds a Master of Business Administration from the Schulich School of Business at York University and he graduated Magna Cum Laude with a Bachelor of Operations Research degree from the University of Ottawa.

Annual meeting voting results	Votes in favour		Votes against
2023	671,309,028 (99.62%)		2,539,979 (0.38%)

Annual meeting voting results	Votes in favour		Votes withheld
2022	690,247,743 (99.84%)		1,115,301 (0.16%)

2021	658,277,481 (99.86%)		925,827 (0.14%)

Other public company boards and date	Stock exchange		Board committees
—	—		—

TC Energy securities held	2024	2023	Meets share ownership requirements
TC Energy Shares	113,027	98,696	Mr. Poirier has until the end of 2029 to meet the requirements.
TC Energy DSUs	—	—

48 | TC Energy Management Information Circular 2024

Independent

Skills and experience

•  Accounting/Audit

•  Capital Markets/Mergers & Acquisitions

•  Energy, Pipelines & Midstream

•  Enterprise Risk Management

•  Governance

•  Human Resources & Compensation

•  Operations/Health, Safety, Sustainability & Environment

•  Strategy & Leading Growth

At-risk investment

$2,087,944

TC Energy

Board/Committees

2023 meeting attendance

•  Board of Directors
5/5 regularly scheduled meetings (100%)
3/4 special meetings (75%)

•  Audit Committee (Chair)
4/4 meetings (100%)

•  Health, Safety, Sustainability and Environment Committee
3/3 meetings (100%)

•  Special Committee
7/8 meetings (88%)

Una Power

AGE 59, VANCOUVER, BC, CANADA | DIRECTOR SINCE 2019

Ms. Power is a corporate director and currently serves on the board of directors of The Bank of Nova Scotia (Scotiabank) (chartered bank) and Teck Resources Limited (diversified mining company). She previously served as a director of Kinross Gold Corporation (gold producer) from April 2013 to May 2019.

Ms. Power was the Chief Financial Officer of Nexen Energy ULC (Nexen) (oil and gas exploration) from February 2013 to March 2016, a former publicly-traded energy company that is now a wholly-owned subsidiary of CNOOC Limited. During her 24-year career with Nexen, Ms. Power held various executive positions with responsibility for financial and risk management, strategic planning and budgeting, business development, energy marketing and trading, information technology and capital investment.

Ms. Power holds a Bachelor of Commerce (Honours) degree from Memorial University and holds Chartered Professional Accountant, Chartered Accountant and Chartered Financial Analyst designations. She has completed executive development programs at Wharton Business School and INSEAD.

Annual meeting voting results	Votes in favour		Votes against
2023	667,185,991 (99.01%)		6,668,317 (0.99%)

Annual meeting voting results	Votes in favour		Votes withheld
2022	666,909,095 (96.46%)		24,453,949 (3.54%)

2021	656,433,773 (99.58%)		2,769,535 (0.42%)

Other public company boards and date	Stock exchange		Board committees
The Bank of Nova Scotia (chartered bank) (since April 2016)	TSX, NYSE		Human Capital and Compensation Risk
Teck Resources Limited (diversified mining company) (since April 2017)	TSX, NYSE		Audit (Chair) Compensation & Talent

TC Energy securities held	2024	2023	Meets share ownership requirements
TC Energy Shares	6,360	1,560	Yes
TC Energy DSUs	34,717	24,904

TC Energy Management Information Circular 2024 | 49

Independent

Skills and experience

•  Electric Power & Electrification Value Chain

•  Enterprise Risk Management

•  Governance

•  Human Resources & Compensation

•  Major Projects

•  Operations/Health, Safety, Sustainability & Environment

•  Strategy & Leading Growth

At-risk investment

$2,509,325

TC Energy

Board/Committees

2023 meeting attendance

•  Board of Directors
5/5 regularly scheduled meetings (100%)
3/4 special meetings (75%)

•  Governance Committee
4/4 meetings (100%)

•  Health, Safety, Sustainability and Environment Committee (Chair)
3/3 meetings (100%)

Mary Pat Salomone

AGE 64, NAPLES, FL, U.S.A. | DIRECTOR SINCE 2013

Ms. Salomone is a corporate director. She previously served as a director of Intertape Polymer Group (manufacturing) from November 2015 to June 2022 as well as Herc Rentals (rental equipment) from July 2016 to December 2021. Ms. Salomone was Senior Vice-President and Chief Operating Officer of The Babcock & Wilcox Company (energy infrastructure) from January 2010 to June 30, 2013. Prior to that, she served as Manager of Business Development from 2009 to 2010 and Manager of Strategic Acquisitions from 2008 to 2009 for Babcock & Wilcox Nuclear Operations Group, Inc. From 1998 through December 2007, Ms. Salomone served as an officer of Marine Mechanical Corporation, which B&W acquired in 2007, including her term as President and Chief Executive Officer from 2001 through 2007. Ms. Salomone served as a trustee of the Youngstown State University Foundation from 2013 through 2019.

Ms. Salomone previously served on the board of directors of United States Enrichment Corporation (basic materials, nuclear) from December 2011 to October 2012 and on the Naval Submarine League from 2007 to 2013. She was formerly a member of the Governor’s Workforce Policy Advisory Board in Ohio and the Ohio Employee Ownership Center, and served on the board of directors of Cleveland’s Manufacturing Advocacy & Growth Network.

Ms. Salomone has a Bachelor of Engineering in Civil Engineering from Youngstown State University and a Master of Business Administration from Baldwin Wallace College. She completed the Advanced Management Program at Duke University’s Fuqua School of Business in 2011.

Annual meeting voting results	Votes in favour		Votes against
2023	632,553,811 (93.87%)		41,300,496 (6.13%)

Annual meeting voting results	Votes in favour		Votes withheld
2022	686,281,911 (99.27%)		5,081,133 (0.73%)

2021	617,281,517 (93.64%)		41,921,791 (6.36%)

Other public company boards and date	Stock exchange		Board committees
—	—		—

TC Energy securities held	2024	2023	Meets share ownership requirements
TC Energy Shares	4,500	3,500	Yes
TC Energy DSUs	44,867	37,878

50 | TC Energy Management Information Circular 2024

Independent

Skills and experience

•  CEO

•  Enterprise Risk Management

•  Governance

•  Government regulatory & stakeholder relations

•  Human Resources & Compensation

•  Operations/Health, Safety, Sustainability & Environment

•  Strategy & Leading Growth

At-risk investment

$2,240,434

TC Energy

Board/Committees

2023 meeting attendance

•  Board of Directors
5/5 regularly scheduled meetings (100%)
3/4 special meetings (75%)

•  Governance Committee
4/4 meetings (100%)

•  Human Resources Committee
8/8 meetings (100%)

Indira Samarasekera

AGE 71, VANCOUVER, BC, CANADA | DIRECTOR SINCE 2016

Dr. Samarasekera has been serving as a senior advisor for Bennett Jones LLP (law firm) since September 2015. She has also served on the boards of Intact Financial Corporation (property and casualty insurance) since May 2021, Magna International Inc. (manufacturing, auto parts) since May 2014 and Stelco Holdings Inc. (manufacturing) since May 2018. Dr. Samarasekera also currently serves on the selection panel for Canada’s outstanding chief executive officer of the year, is a member of the TriLateral Commission and is a Fellow of the Royal Society of Canada. She previously served on the board of Scotiabank (chartered bank) from May 2008 to April 2021.

Dr. Samarasekera is internationally recognized as one of Canada’s leading metallurgical engineers for her groundbreaking work on steel process engineering and she was the first incumbent of the Dofasco Chair in Advanced Steel Processing at the University of British Columbia. From 2005 to 2015, she served as President of the University of Alberta. Prior to that, she was elected to the National Academy of Engineering in the U.S. She has also served as the chair of the Worldwide Universities Network and has served on several boards and committees including the Asia-Pacific Foundation, the Rideau Hall Foundation, the Prime Minister’s Advisory Committee for Renewal of the Public Service, a Presidential Visiting Committee at the Massachusetts Institute of Technology and Canada’s Science, Technology, Innovation Council.

Dr. Samarasekera has received honorary degrees from the Universities of Alberta, British Columbia, Toronto, Waterloo, Montréal, Western and Queen’s in Canada, and Queen’s University in Belfast, Northern Ireland, U.K. She received the Peter Lougheed Leadership Award from the Public Policy Forum in Canada in 2012 and was awarded the Order of Canada in 2002. Dr. Samarasekera was also granted a PhD in metallurgical engineering from the University of British Columbia in 1980 and, as a Hays Fulbright Scholar, she earned a Master of Science from the University of California in 1976.

She is also a member of the Committee on the Future of Corporate Governance in Canada, a committee established by TMX Group and the Institute of Corporate Directors whose work focuses on providing guidance on corporate governance matters facing public companies in Canada.

Annual meeting voting results	Votes in favour		Votes against
2023	668,355,232 (99.18%)		5,499,075 (0.82%)

Annual meeting voting results	Votes in favour		Votes withheld
2022	684,230,909 (98.97%)		7,132,135 (1.03%)

2021	656,284,177 (99.56%)		2,919,131 (0.44%)

Other public company boards and date	Stock exchange		Board committees
Intact Financial Corporation (property and casualty insurance) (since May 2021)	TSX		Human Resources and Compensation (Chair) Compliance Review and Corporate Governance
Magna International Inc. (manufacturing, automotive parts) (since May 2014)	TSX, NYSE		Talent Oversight and Compensation (Chair) Technology
Stelco Holdings Inc. (manufacturing) (since May 2018)	TSX		Environment, Health and Safety (Chair)

TC Energy securities held	2024	2023	Meets share ownership requirements
TC Energy Shares	—	—	Yes
TC Energy DSUs	44,077	35,005

TC Energy Management Information Circular 2024 | 51

Independent

Skills and experience

•  Accounting/Audit

•  Capital Markets/Mergers & Acquisitions

•  Enterprise Risk Management

•  Governance

•  Government, Regulatory & Stakeholder Relations

•  Human Resources & Compensation

•  Major Projects

•  Strategy & Leading Growth

At-risk investment

$8,000,591

TC Energy

Board/Committees

2023 meeting attendance

•  Board of Directors (Chair)
5/5 regularly scheduled meetings (100%)
4/4 special meetings (100%)

•  Governance Committee
4/4 meetings (100%)

•  Human Resources Committee 8/8 meetings (100%)

Siim A. Vanaselja

AGE 67, TORONTO, ON, CANADA | DIRECTOR SINCE 2014

Mr. Vanaselja is a corporate director. He has also served on the board of directors of Great-West Lifeco Inc. (financial services) since May 2014, Power Corporation of Canada (financial services) since May 2020 and RioCan Real Estate Investment Trust (real estate) since May 2017.

Mr. Vanaselja was the Executive Vice-President and Chief Financial Officer of BCE Inc. and Bell Canada (telecommunications and media) from January 2001 to June 2015. Prior to joining BCE Inc., he was a partner at the accounting firm KPMG Canada in Toronto.

Mr. Vanaselja previously served as a member of the Conference Board of Canada’s National Council of Financial Executives, the Corporate Executive Board’s working council for Chief Financial Officers and Moody’s Council of Chief Financial Officers. During the period of the 2008 global financial crisis, he was a member of the Minister of Finance’s Special Advisory Committee to address the continued functioning of financial and credit markets in Canada.

He is a member of the Institute of Corporate Directors and a fellow of the Chartered Professional Accountants of Ontario. He holds an Honours Bachelor of Business degree from the Schulich School of Business. His community involvement has included work with Big Brothers Big Sisters of Toronto, St. Mary’s Hospital, the Heart and Stroke Foundation of Québec and the annual Walk for Kids Help Phone.

Annual meeting voting results	Votes in favour		Votes against
2023	608,256,198 (90.27%)		65,597,334 (9.73%)

Annual meeting voting results	Votes in favour		Votes withheld
2022	614,128,533 (88.83%)		77,234,511 (11.17%)

2021	599,020,724 (90.87%)		60,182,584 (9.13%)

Other public company boards and date	Stock exchange		Board committees
Great-West Lifeco Inc. (financial services) (since May 2014)	TSX		Audit (Chair) Risk
Power Corporation of Canada (financial services) (since May 2020)	TSX		Audit (Chair)
RioCan Real Estate Investment Trust (real estate) (since May 2017)	TSX		Nominating and Environmental, Social and Governance (Chair) Audit People, Culture and Compensation

TC Energy securities held	2024	2023	Meets share ownership requirements
TC Energy Shares	52,000	12,000	Yes
TC Energy DSUs	105,399	86,920

52 | TC Energy Management Information Circular 2024

Independent

Skills and experience

•  Accounting/Audit

•  CEO

•  Electric Power & Electrification Value Chain

•  Energy, Pipelines & Midstream

•  Governance

•  Human Resources & Compensation

•  Major Projects

•  Strategy & Leading Growth

At-risk investment

$2,424,134

TC Energy

Board/Committees

2023 meeting attendance

•  Board of Directors
5/5 regularly scheduled meetings (100%)
3/4 special meetings (75%)

•  Audit Committee
3/4 meetings (75%)

•  Human Resources Committee (Chair)
8/8 meetings (100%)

Thierry Vandal

AGE 63, MAMARONECK, NY, U.S.A | DIRECTOR SINCE 2017

Mr. Vandal is the President of Axium Infrastructure U.S., Inc. (independent infrastructure fund management firm) and currently serves on the board of directors for Axium Infrastructure Inc. (infrastructure fund management) since August 2015 and The Royal Bank of Canada (chartered bank) since August 2015. He is also Governor Emeritus at McGill University.

Mr. Vandal previously served as President and Chief Executive Officer for Hydro-Québec (electric utility) from 2005 to May 2015. He has also served as a director for École des Hautes Etudes Commerciales de Montréal (HEC Montréal) from 2006 to October 2017, director for Veresen Inc. (energy infrastructure) from 2015 to July 2017, Chairman of BioFuelNet Canada (biofuels industry) from 2013 to 2015, Chairman of the Conference Board of Canada from 2009 to 2010 and was a McGill University Governor from 2006 to 2017 as well as Chair of its Finance Committee from 2010 to 2017. He also served on the international advisory boards of HEC Montréal from 2017 to 2022 and McGill University from 2019 to 2022.

Mr. Vandal holds a Bachelor of Engineering degree from École Polytechnique de Montréal and a Master of Business Administration in finance from HEC Montréal. In 2012, he was named Canadian Energy Person of the Year by the Canadian Energy Council. He was also awarded an honorary doctorate by the Université de Montréal in 2007.

Annual meeting voting results	Votes in favour		Votes against
2023	667,078,800 (98.99%)		6,774,508 (1.01%)

Annual meeting voting results	Votes in favour		Votes withheld
2022	686,500,888 (99.30%)		4,862,157 (0.70%)

2021	655,958,612 (99.51%)		3,244,696 (0.49%)

Other public company boards and date	Stock exchange		Board committees
The Royal Bank of Canada (chartered bank) (since August 2015)	TSX, NYSE		Human Resources (Chair) Risk

TC Energy securities held	2024	2023	Meets share ownership requirements
TC Energy Shares	287	269	Yes
TC Energy DSUs	47,404	36,900

TC Energy Management Information Circular 2024 | 53

Independent

Skills and experience

•  Capital Markets/Mergers & Acquisitions

•  CEO

•  Electric Power & Electrification Value Chain

•  Energy, Pipelines & Midstream

•  Governance

•  Human Resources & Compensation

•  Operations/Health, Safety, Sustainability & Environment

•  Strategy & Leading Growth

At-risk investment

$4,829,816

TC Energy

Board/Committees

2023 meeting attendance

•  Board of Directors
5/5 regularly scheduled meetings (100%)
3/4 special meetings (75%)

•  Audit Committee
4/4 meetings (100%)

•  Human Resources Committee
8/8 meetings (100%)

•  Special Committee
8/8 meetings (100%)

Dheeraj “D” Verma

AGE 46, HOUSTON, TX, U.S.A. | DIRECTOR SINCE 2022

Mr. Verma is currently a Senior Advisor to Quantum Energy Partners (Quantum), a private equity firm focused on the global energy sector. He served on the Executive and Investment Committees of the firm from 2008 until 2021 and was also the President of the firm from 2017 through 2021. As part of his responsibilities, Mr. Verma also served as a director on several boards of private energy companies controlled by Quantum.

During his time with Quantum, Mr. Verma was responsible for investing and then stewarding significant institutional equity capital across the energy value chain, including in the upstream, midstream, oilfield services, power generation, renewables, technology and energy transition segments of the industry. He was also actively involved in investing in and helping build some of the largest private equity backed energy companies in North America. Among many other responsibilities, he was also one of the key architects of the firm’s ESG strategy and oversaw the firm’s operational efforts and reporting in this regard.

Prior to joining Quantum, Mr. Verma was a senior member of J.P. Morgan’s Mergers and Acquisitions group in New York from 2001 through 2008 and advised various public and private companies, including electric and gas utilities and renewable/conventional power generators, on strategic and financial transactions.

Mr. Verma has a B.A./B.S. in Mathematics and Finance from Ithaca College and a Masters in International Management from Thunderbird School of Global Management.

Annual meeting voting results	Votes in favour		Votes against
2023	670,577,149 (99.51%)		3,277,158 (0.49%)

Annual meeting voting results	Votes in favour		Votes withheld
2022	690,031,021 (99.81%)		1,332,024 (0.19%)

2021	—		—

Other public company boards and date	Stock exchange		Board committees
—	—		—

TC Energy securities held	2024	2023	Meets share ownership requirements
TC Energy Shares	81,426	46,748	Yes
TC Energy DSUs	13,593	5,988

54 | TC Energy Management Information Circular 2024

SERVING TOGETHER ON OTHER BOARDS

While the Board does not prohibit directors having common membership on other boards, the Board reviews potential common membership on other boards as they arise to determine whether it affects the ability of those directors to exercise independent judgment as members of TC Energy’s Board.

Currently, none of our directors serve together on another board. There are no board interlocks.

We also place limits on the number of public company boards that our directors may serve on. See Governance – Serving on other boards on page 101.

MEETING ATTENDANCE

We expect our directors to demonstrate a strong commitment to their roles and responsibilities while serving on our Board. The table below shows each director’s 2023 attendance record, which averaged 97 per cent for all Board and Committee meetings. The table reflects attendance at all meetings, including four special meetings which were called on relatively short notice. The Board also held its annual strategic planning session, along with and two in-depth educational sessions in 2023.

	Meeting attendance

	Board of directors				Board committees

	Regularly scheduled meetings		Special meetings[1]		Audit		Governance		Health, Safety, Sustainability and Environment		Human Resources		Special		Overall attendance

	#	%	#	%	#	%	#	%	#	%	#	%	#	%	%

Cheryl F. Campbell	5/5	100	4/4	100	4/4	100	—	—	3/3	100	—	—	—	—	100

Michael R. Culbert	5/5	100	4/4	100	4/4	100	—	—	3/3	100	—	—	—	—	100

William D. Johnson	5/5	100	4/4	100	4/4	100	—	—	—	—	8/8	100	8/8	100	100

Susan C. Jones	5/5	100	4/4	100	4/4	100	—	—	—	—	8/8	100	8/8	100	100

John E. Lowe	5/5	100	4/4	100	—	—	4/4	100	3/3	100	—	—	7/8	88	96

David MacNaughton	5/5	100	3/4	75	—	—	4/4	100	3/3	100	—	—	—	—	94

François L. Poirier[2]	5/5	100	4/4	100	—	—	4/4	100	—	—	8/8	100	8/8	100	100

Una Power	5/5	100	3/4	75	4/4	100	—	—	3/3	100	—	—	7/8	88	92

Mary Pat Salomone	5/5	100	3/4	75	—	—	4/4	100	3/3	100	—	—	—	—	94

Indira Samarasekera	5/5	100	3/4	75	—	—	4/4	100	—	—	8/8	100	—	—	95

Siim A. Vanaselja	5/5	100	4/4	100	—	—	4/4	100	—	—	8/8	100	—	—	100

Thierry Vandal	5/5	100	3/4	75	3/4	75	—	—	—	—	8/8	100	—	—	90

Dheeraj “D” Verma	5/5	100	3/4	75	4/4	100	—	—	—	—	8/8	100	8/8	100	95

Notes

1	Special meetings are called on short notice and are not part of the Board’s regular schedule.
2	Mr. Poirier was not a member of any committees but was invited to attend Committee meetings as required.

TC Energy Management Information Circular 2024 | 55

The Arrangement

The following contains only a summary of the Plan of Arrangement, the Arrangement and the Arrangement Agreement and certain related agreements and matters. Shareholders are urged to read the more detailed information included elsewhere in, or incorporated by reference into, this Circular, including the Plan of Arrangement, a copy of which is attached as Appendix A to Schedule C to this Circular, Section 192 of the CBCA and the Arrangement Agreement, a copy of which is attached as Schedule C to this Circular.

SUMMARY OF THE ARRANGEMENT

The purpose of the Arrangement and the related transactions is to separate TC Energy into two independent, investment-grade, publicly listed companies: (a) TC Energy, a low-risk, diversified, growth-oriented natural gas infrastructure and energy solutions company, uniquely positioned to meet growing industry and consumer demand for reliable, lower-carbon energy and lower emitting energy sources, including natural gas; and (b) South Bow, a critical infrastructure company, with an unrivalled market position to connect resilient, safe and secure liquids supply to the highest demand markets with incremental growth and value creation opportunities. As described in greater detail under the heading The Arrangement – Details of the Arrangement, the Arrangement effects a series of transactions resulting in the transfer of the assets and liabilities comprising the Liquids Pipelines business from TC Energy to South Bow and the distribution to shareholders of all of the South Bow Common Shares. If you are a shareholder as of the Distribution Record Date, you will receive, in exchange for each TC Energy share you hold on the Distribution Record Date, one New TC Energy Common Share and 0.2 of a South Bow Common Share. Accordingly, immediately after giving effect to the Arrangement, those persons who were shareholders as of the Distribution Record Date will hold all of the outstanding New TC Energy Common Shares and South Bow Common Shares.

BACKGROUND TO THE ARRANGEMENT

TC Energy continually reviews options available to optimize its portfolio of assets and corresponding capital structure in order to enhance long-term shareholder value. The Arrangement is a result of a series of comprehensive reviews of the Liquids Pipelines business by TC Energy’s management and the Board.

The following is a summary of the strategic assessments, options evaluated, and opportunities pursued, which ultimately led to the decision to execute a separation of the Liquids Pipelines business from TC Energy’s Natural Gas Pipelines business and Power and Energy Solutions (the Natural Gas Pipelines business and Power and Energy Solutions will collectively comprise TC Energy following the completion of the Arrangement) through a generally tax-free spin off of the Liquids Pipelines business to TC Energy’s shareholders. Over the course of this process, the Board has consulted with management, and with financial, legal and tax advisors in order to assist in evaluating the merits of the various alternatives.

In November 2020, management initiated a review of strategic alternatives for the Liquids Pipelines business for the Board under scenarios with and without Keystone XL, which included: (a) growing and re-investing in the business; (b) optimizing the business and harvesting the cash flows; and (c) exiting the business. At the time, the Liquids Pipelines business had the opportunity to meaningfully grow, after having sanctioned and secured funding for Keystone XL, through a strategic partnership with the Government of Alberta. After this initial strategic review and transaction, management continued to monitor key signposts to inform potential preferred future alternatives and timing.

In January 2021, President Biden revoked the presidential permit for Keystone XL, and the project was subsequently terminated by TC Energy in June of 2021. With the inability to execute on a strategic and transformational project such as Keystone XL, TC Energy initiated a comprehensive strategic review of the Liquids Pipelines business; this time with the support of financial advisors.

These financial advisors subsequently completed and presented their analysis to the Board in the following three parts:

•

On February 18, 2021, they presented an analysis of the macro environment and industry outlook, as it related to market fundamentals, energy transition, and the potential impacts these would have on TC Energy’s long-term portfolio and investment strategy.

•

On May 6, 2021, they issued their review and assessment of TC Energy’s strategic outlook for its diversified portfolio, including capital markets positioning and segmented valuation of the various business lines.

•

On July 28, 2021, they shared the rationale for a Liquids Pipelines business separation compared to the rationale for maintaining status quo. The analysis performed by such advisors included potential financial and strategic implications, market positioning, peer benchmarking and comparable trading valuations. The materials also included overviews of other successful energy industry spin off transactions and potential strategic and private capital buyers. The discussion identified a divestiture of the

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Liquids Pipelines business as a viable strategy, however, there were timing considerations in terms of substantiating and executing on natural gas infrastructure and power growth projects.

Following this comprehensive review, it was concluded that a separation of the Liquids Pipelines business was a potential path forward for the Liquids Pipelines business to continue to grow; however, management recommended deferral of the decision to a later point in time and established several conditions precedent in order to pursue a separation, which included (a) neutral to positive credit impacts and alignment with target ratings; (b) pro-forma cash flow profiles supportive of dividend commitments; (c) proven cash flow growth from Natural Gas Pipelines business and Power and Energy Solutions; (d) growth opportunities for the Liquids Pipelines business beyond TC Energy capital allocation capacity; and (e) external investment appetite sufficient to support the transaction. In the meantime, the Liquids Pipelines business would be retained and would continue to focus on creating value by optimizing latent pipeline capacity and by investing in capital light growth opportunities within its established footprint.

Concurrently, while the strategic review was in progress, in June 2021, TC Energy and another North American midstream company (the JV Partner) began evaluating potential joint-venture structures. The parties ultimately determined to review and assess a structure where each company would contribute liquids assets to a newly formed entity. If pursued, the joint venture would hold the assets, issue holding company debt and redistribute proceeds back to the parent companies. Both parties held several remote and in-person meetings to discuss the transaction perimeter, commercial and operational synergies and guiding principles of the potential partnership. The potential transaction was formally socialized with the Board on November 4, 2021, after which management continued to advance the joint venture opportunity.

Further information and diligence materials were exchanged, including detailed asset level financial forecasts, potential growth projects and preliminary cost estimates required to realize the identified areas of value creation. An in-person management presentation was held on February 22, 2022, in the JV Partner’s headquarters, where senior management and financial advisors of each party were present. On March 17, 2022, management sent a term sheet to the JV Partner outlining a valuation proposal and key partnership terms. The parties subsequently held additional follow up discussions, but ultimately an agreement in principle was not reached, and the joint venture transaction was not further pursued.

Given the significant synergy potential of an asset combination between TC Energy and the JV Partner, with the support of financial advisors, management evaluated the outright acquisition of the potential JV Partner’s comparable liquids assets, previously under consideration for contribution to the joint venture. On April 28, 2022, management presented the acquisition proposal to the Board, which authorized management to proceed with a non-binding indicative proposal (the Indicative Proposal). On May 4, 2022, TC Energy sent the Indicative Proposal to the JV Partner. On May 16, 2022, management received feedback that while the offer represented a fair value for the business, the JV Partner was not contemplating an outright sale of these assets and, consequently, the parties terminated further strategic discussions.

On November 9, 2022, TC Energy publicly announced plans to raise $5+ billion in 2023 through asset divestitures to support funding of TC Energy’s $30+ billion capital project backlog and reduce leverage. A full or partial sale of the Liquids Pipelines business was one of the candidates identified to achieve the divestiture target. Management, with the support of financial advisors, developed the marketing materials necessary to solicit interest from prospective buyers. Subsequently, personnel from management, the Liquids Pipelines business and the Corporate Development team held initial conversations with potential counterparties.

Between December 2022 and February 2023, confidentiality agreements were signed by interested counterparties and management presentations were held in the TC Energy Houston, Texas office during this timeframe. Financial models, questions and answers and other information were exchanged with counterparties. After considering, among other things, preliminary investor interest and a combination of valuation indications and tax leakage derived from a potential transaction, management determined an outright or partial sale of the Liquids Pipelines business would not maximize value to shareholders, and it would be expected to be dilutive on an EPS and DCF basis. This view was supported by a detailed analysis provided by financial advisors of the financial impacts of a full or partial sale of the Liquids Pipelines business. The materials from the financial advisors also included an updated analysis of the financial impacts of a potential spin off transaction. During the February 14, 2023 Board meeting, management provided feedback on the outreach to potential acquirers of the Liquids Pipelines business and communicated that a full or partial sale of the business was unlikely to materialize as a viable alternative. Management presented the spin off of the Liquids Pipelines business as an actionable strategic transaction to optimize and maximize the value of TC Energy’s portfolio. The Board provided direction to evaluate a potential spin off transaction in more detail.

Before the end of February 2023, initial pre-emptive stages of the Arrangement process had formally been initiated with financial advisors to further assess the strategic rationale, financial impacts, equity capital markets’ reaction and valuation benchmarking for South Bow and TC Energy post-Arrangement. Management (including internal personnel from TC Energy’s legal and tax groups) engaged further advisors from Deloitte LLP (tax), Blake, Cassels & Graydon LLP (legal) and White & Case LLP (legal) to provide advice on transaction structuring as

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well as to perform preliminary due diligence activities. Bain & Company, a consulting firm, was also engaged to provide the initial organizational design for South Bow along with impacts to TC Energy from an organizational and cost perspective.

On April 10, 2023, the financial advisors presented refreshed strategic rationales, detailed financial impacts, capital markets analysis and key valuation assumptions supporting the viability of the Arrangement to François Poirier, Chief Executive Officer, Bevin Wirzba, Executive Vice-President and Group Executive, Canadian Natural Gas and Liquids Pipelines, and other senior management members of the Liquids Pipelines business.

Concurrently with the Arrangement evaluation process, in early 2023 another North American midstream company proposed evaluating a potential liquids joint venture. A confidentiality agreement was executed on January 17, 2023, and a “whiteboarding session” was held in the TC Energy Houston, Texas office on January 17, 2023, with commercial and corporate development professionals from both companies. Senior management members of the Liquids Pipelines business held meetings with the counterparty’s Executive Vice President & Chief Commercial Officer on February 9, 2023, and February 23, 2023, respectively. A further meeting was held at the TC Energy Houston, Texas office on March 21, 2023, with commercial and corporate development professionals from both companies. Incremental information and high-level data were exchanged, but no material discussions or detailed transaction structures were discussed, nor did the series of interactions lead to substantive future developments. TC Energy determined this joint venture transaction would not improve the value of its Liquids Pipelines business and the business risk of the potential pro forma entity was not aligned with TC Energy’s risk preferences.

On April 27, 2023, management provided an update regarding strategic alternatives for the Liquids Pipelines business to the Board. After having explored joint ventures and, more recently, a full or partial sale of the business, management communicated to the Board that a spin off of the Liquids Pipelines business provided the most optimal path forward for the business to maximize shareholder value. The overall rationale for the spinoff was underpinned by: (a) the potential shareholder value uplift driven by South Bow’s ability to grow long-term with its own access to capital, not available today given that TC Energy’s capital program was focused on its Natural Gas Pipelines business and Power and Energy Solutions; and (b) the ability of TC Energy and South Bow to focus on their distinctive opportunity sets and investment propositions following the spinoff.

The detailed analysis provided to the Board during the meeting included the following key topics: (a) value proposition of each entity on a standalone basis; (b) equity capital markets valuation and peer comparison of two separately traded securities, presented by financial advisors; (c) financial impacts on an EPS and DCF basis and credit metrics (including potential dis-synergies); (d) evaluation of Canadian versus U.S. domiciling; and (e) key process governance considerations presented by Blake, Cassels & Graydon LLP. The key assumptions of the financial analysis included: (a) current dividend re-allocated between TC Energy and South Bow being unchanged on a combined basis; (b) South Bow being appropriately capitalized to be investment grade rated; and (c) the ability to spin off the Liquids Pipelines business to existing shareholders on a generally tax-free basis. The Board supported advancing the spin off by, among other things, confirming underlying assumptions and completing due diligence with a view towards a potential announcement at the end of July 2023.

On May 23, 2023, the Board approved the formation of a special committee (the Special Committee) comprised entirely of independent Board members: Bill Johnson, Susan Jones, John Lowe, Una Power and Dheeraj Verma. The mandate of the Special Committee was to assist the Board in providing input, advice and assistance in respect of the structure and key determinations, aspects and other matters relating to a potential spin off of the Liquids Pipelines business.

During the June 7, 2023 Board meeting, management shared an update on key Arrangement workstreams: structuring, tax, legal due diligence, and cost analysis, which were continuing to progress with no major issues identified at that time. Strategic rationale, valuation and peer benchmarking were also reviewed. Financial and valuation metrics presented included consideration of TC Energy’s $5+ billion divestiture plan. The discussion was focused on South Bow’s and TC Energy’s equity stories and investment thesis that would be communicated to investors and capital markets following a potential transaction announcement. The Board directed management to continue to progress the Arrangement with a target announcement after the next Board meeting, on July 27, 2023.

In June 2023, management contacted Evercore, a financial advisor not previously engaged by TC Energy nor involved in any prior financial or transaction structuring analysis regarding a spin off of the Liquids Pipelines business, regarding the potential for Evercore to provide a fairness opinion to the Board regarding the Arrangement. Evercore was formally retained on July 26, 2023.

At the July 27, 2023 Board meeting, management provided a comprehensive package with an overview of the Arrangement. During the meeting, management reinforced the strategic rationale for the Arrangement, which was also supported by analysis from J.P. Morgan and RBC Capital Markets. To complete the financial analysis of the Arrangement, the Board received a preliminary verbal fairness opinion from Evercore. Management also presented potential transaction risks and corresponding mitigants.

Following the overview of the Arrangement, management provided an update on the following key workstreams required to be completed prior to the announcement of the Arrangement: (a) generally tax-free structure of the transaction validated, or to be validated,

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by opinions as to certain tax matters from Deloitte LLP (Canada and U.S.), White & Case LLP (U.S.) and Blake, Cassels & Graydon LLP (Canada); (b) expected investment grade ratings from two of Moody’s, S&P, and Fitch; (c) legal due diligence completed with no material issues; (d) South Bow and TC Energy initial organizational design and dis-synergies impacts, which were immaterial; and (e) detailed internal and external communication plans and engagement.

The materials presented to the Board also substantiated the following conditions precedent after the comprehensive review performed by the financial advisors: (a) neutral to positive credit impacts for TC Energy following completion of the Arrangement, including 2024 leverage target of 4.75x debt / EBITDA, and South Bow expected to be investment grade; (b) dividend allocation between TC Energy and South Bow providing each entity with excess cash flow to underpin financial and strategic flexibility for capital reinvestment, debt repayment or return of capital to shareholders; (c) TC Energy’s secured capital program providing meaningful comparable EBITDA growth that aligns with its long-term dividend growth outlook; (d) TC Energy’s Q2 2023 $30+ billon secured capital program focused on the Natural Gas Pipelines business and Power and Energy Solutions, without allocation for growth of the Liquids Pipelines business; and (e) energy security concerns and mild pace of energy transition effects necessitating continued need for critical liquids infrastructure to support global oil and refined products markets.

Following the presentation and discussion regarding the Arrangement, the Board determined that proceeding with the Arrangement is in the best interests of TC Energy and authorized the company to proceed with the Arrangement. On July 27, 2023, TC Energy publicly announced the Arrangement.

Between May 31, 2023 and February 5, 2024, the Special Committee met on nine occasions to review and provide guidance on various matters related to the Arrangement, including the key terms of the principal agreements relating to the Arrangement, the status of the Tax Rulings, treatment of TC Energy incentive securities and other employee benefits, composition of management and the board of directors of South Bow, activities relating to the execution plan for the separation of the Liquids Pipelines business, and the communications plan for the Arrangement.

On March 20, 2024, the Special Committee and the Board held a joint meeting with their legal and financial advisors and members of management to receive an update on the Arrangement. Management summarized recent developments on key workstreams. Each of RBC Capital Markets and J.P. Morgan updated the Special Committee and the Board regarding their ongoing analysis in respect of the Arrangement. The Special Committee and the Board discussed with management and Blake, Cassels & Graydon LLP an initial draft of the Circular that was circulated in advance of the meeting. Following the presentations and discussion, the Board resolved to hold the meeting on June 4, 2024 and set April 16, 2024 as the record date for the meeting.

On April 10, 2024, the Board held a special meeting to consider the Arrangement. The Audit Committee met with management and representatives from KPMG prior to the Board meeting to review the financial statements included in this Circular, which the Audit Committee then recommended to the Board for approval. During the Board meeting, management provided a detailed overview of the business case for, and the terms and conditions of, the Arrangement. Following management’s presentation, Evercore orally delivered its opinion (subsequently confirmed in writing) to the effect that, as of the date of such opinion and subject to the various factors, assumptions, qualifications and limitations set forth therein, the consideration to be received by shareholders pursuant to the Arrangement is fair, from a financial point of view, to shareholders. Following the presentations and discussion, the Board: (a) determined that the Arrangement is in the best interests of TC Energy; (b) approved the Arrangement, the terms of the Arrangement Agreement and the transactions contemplated thereby; and (c) directed that the Arrangement be submitted to shareholders for approval and recommended that shareholders vote for the Arrangement Resolution and the South Bow Shareholder Rights Plan Resolution.

REASONS FOR THE ARRANGEMENT

In recommending that shareholders vote for the Arrangement Resolution, the Board took into consideration, among other things, the following:

Comprehensive Review of Alternatives

The Arrangement is the result of a rigorous, two-year strategic review and analysis of potential alternatives for the Liquids Pipelines business conducted by the Board, management, and financial, tax and legal advisors. The Board considered a variety of transaction alternatives to address the long-term future of the Liquids Pipelines business having regard to TC Energy’s strategy, operating portfolio, capital requirements and capacity, growth opportunities and ongoing energy transition considerations, including, among other possibilities: (a) the full or partial spin off of the Liquids Pipelines business; (b) a sale to a strategic or private equity buyer; (c) a joint venture with a strategic partner; (d) a minority stake sale; and (e) the status quo. Following this extensive review and analysis, the Board determined the Arrangement to be the best available option for TC Energy and the Liquids Pipelines business going forward. See The Arrangement – Background to the Arrangement.

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Independent and Unique Growth Opportunities

The Arrangement is expected to result in two independent, investment-grade, publicly listed companies positioned to fully capture opportunities presented by long-term fundamentals driving demand for energy security, affordability and sustainability.

TC Energy and South Bow will each be a premium energy infrastructure company with vast and distinct opportunities for both organic and inorganic expansion through strategic growth projects and acquisitions. Separating the Liquids Pipelines business from TC Energy will enable each of TC Energy and South Bow to pursue independent growth strategies and, in particular, provide the Liquids Pipelines business with a capital structure to fund growth opportunities that may not be available to it as part of TC Energy’s consolidated business.

TC Energy will be a growth-oriented, unified natural gas infrastructure and energy solutions business focused on its natural gas pipelines, storage and power businesses, with a regulated, low-risk and utility-like portfolio, that delivers approximately 30 per cent of North American natural gas demand. TC Energy will continue to develop its industry-leading approximately $31 billion1 secured capital program with expected annual sanctioned net capital expenditures of $6-7 billion beyond 2024. South Bow will have an irreplaceable operational footprint comprising critical and strategic North American infrastructure delivering long-life, low decline WCSB and U.S. domestic supply to North America’s largest oil refining and export markets. With a 4,900-km (3,045-miles) liquids pipeline network supported by investment-grade counterparties and unique long-term, committed contracts, South Bow is expected to provide stable and robust cash flows.

Independent Capital Allocation

As independent companies, TC Energy and South Bow will have independent balance sheets, which will provide them with independent access to capital markets. Each company will have the ability to align its capital allocation strategies, driven by its unique opportunity sets, with its internally generated cash flows, leverage targets and dividend commitments. TC Energy will have a capital allocation strategy that balances sustainable dividend growth – expected to be three to five per cent annually – with reinvestment in its secured capital program in alignment with deleveraging targets. South Bow is expected to have an initial capital structure that supports investment grade credit ratings, with significant expected cash flows supporting a strong and stable base dividend that is expected to grow over time and optionality to accelerate deleveraging or share buybacks.

Incremental Shareholder Value

The Arrangement is expected to maximize shareholder value by allowing TC Energy and South Bow to independently pursue disciplined growth through their distinct opportunity sets. TC Energy will increase the weight of its rate regulated business and will focus on natural gas infrastructure, driven by strong long-term fundamentals and power and energy solutions, driven by nuclear, pumped hydro storage and new energy opportunities. South Bow will capitalize on its best-in-class contracting framework and will focus on enhancing value through capacity optimizations and in-corridor strategic investments to maintain and capture additional market share. Further, by offering investors two unique, independently compelling value propositions, it is expected that TC Energy and South Bow will collectively attract a wider set of investors relative to TC Energy prior to the Arrangement. Accordingly, we believe that the separate companies will, in the aggregate, achieve a higher valuation compared to the valuation accorded to TC Energy prior to the Arrangement.

Management Focus and Alignment of Equity-Based Employee Compensation

The Arrangement would result in dedicated executive leadership teams for both TC Energy and South Bow and would insulate each company from any volatility associated with the other. Further, the Arrangement is expected to improve the ability of TC Energy and South Bow to align their respective equity-based employee compensation programs with the performance of their businesses.

Investment Alternatives

The Arrangement will provide shareholders with two unique investment opportunities in TC Energy and South Bow and will allow them to initially retain ownership in both companies. TC Energy is expected to deliver long-term cash flow growth that is commensurate with its three to five per cent dividend growth rate with its portfolio of diversified utility-like natural gas infrastructure and power and energy solutions businesses, and South Bow, through its industry-leading competitive position, is expected to deliver long-term contracted cash flows with its ownership of critical and strategic liquids infrastructure.

Approvals and Procedural Fairness

The Board’s recommendation that shareholders vote in favour of the Arrangement Resolution is the result of a thorough process that was conducted with the input and guidance of the Special Committee and with the advice and assistance of the Board’s financial, legal, accounting and tax advisors and management. Among other things, the Arrangement is subject to the following procedural mechanisms:

1 As at December 31, 2023.

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•	the Arrangement will become effective only after receiving approval from at least two-thirds of the votes cast by shareholders present or represented by proxy at the meeting;

•

this Circular has been prepared and delivered to shareholders in accordance with applicable securities laws in order to provide sufficient information to permit shareholders to make an informed voting decision concerning the Arrangement; and

•

the Arrangement must be approved by the Court, which will consider, among other things, the fairness of the Arrangement to the persons affected thereby, both from a substantive and procedural perspective.

Fairness Opinion

The Board has received the Fairness Opinion to the effect that, as of the date of such opinion and based upon and subject to the various factors, assumptions, qualifications and limitations set forth therein, the consideration to be received by shareholders pursuant to the Arrangement is fair, from a financial point of view, to shareholders. See The Arrangement – Fairness Opinion.

Tax Treatment

The Arrangement will generally occur on a tax-free basis for a Resident Shareholder who holds its TC Energy shares as capital property. A summary of potential material Canadian federal income tax consequences to Resident Shareholders arising from and relating to the Arrangement is provided under the heading Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations.

The deemed distribution resulting from the Arrangement is generally intended to be tax-free to shareholders for U.S. federal income tax purposes, except with respect to any cash received in lieu of fractional South Bow Common Shares. A summary of potential material U.S. federal income tax consequences to U.S. Holders arising from and relating to the Arrangement is provided under the heading Material Income Tax Considerations – Certain United States Federal Income Tax Considerations.

Consistent with Reasonable Expectations of Stakeholders

The Board has considered the reasonable expectations of all of TC Energy’s stakeholders and believes the terms of the Arrangement are consistent with those expectations.

The foregoing are the material factors considered by the Board in its review and evaluation of the Arrangement, but this discussion is not intended to be exhaustive. The potential factors and benefits described above are subject to a number of risks that could cause some or all of these factors and benefits to not be realized, in whole or in part. See the section entitled The Arrangement – Risk Factors Relating to the Arrangement. In view of the wide variety of factors considered by the Board, and the complexity of these matters, the Board did not find it practicable to, and did not quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Board may have assigned different weights to various factors.

RECOMMENDATION OF THE BOARD

The Board has, acting with the input and guidance of the Special Committee, and with the advice and assistance of its financial, legal, accounting and tax advisors and management, having undertaken a thorough review of, and having carefully considered, among other things: (a) information concerning TC Energy; (b) the Arrangement and its impact on TC Energy and all relevant stakeholders; (c) the alternatives to the Arrangement available to TC Energy, including the status quo; (d) the Fairness Opinion; and (e) such other matters it considered necessary or appropriate, including the factors and risks set out elsewhere in this Circular: (a) determined that the Arrangement is in the best interests of TC Energy; (b) approved the Arrangement, the terms of the Arrangement Agreement and the transactions contemplated thereby; and (c) directed that the Arrangement be submitted to shareholders for approval and recommended that shareholders vote for the Arrangement Resolution and for the South Bow Shareholder Rights Plan Resolution.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE ARRANGEMENT RESOLUTION

AND THE SOUTH BOW SHAREHOLDER RIGHTS PLAN RESOLUTION.

FAIRNESS OPINION

TC Energy retained Evercore pursuant to an engagement letter dated July 26, 2023 to prepare and deliver to the Board the Fairness Opinion in an independent capacity.

In connection with such engagement, Evercore rendered to the Board a verbal opinion on April 10, 2024, subsequently confirmed in writing, that, as at the date thereof, based upon and subject to the various factors, assumptions, qualifications and limitations set forth therein, the consideration to be received by shareholders pursuant to the Arrangement is fair, from a financial point of view, to shareholders.

The full text of the Fairness Opinion, which sets forth, among other things, the assumptions made, matters considered, and qualifications and any limitations on the Fairness Opinion and the review undertaken in connection therewith, is contained in Schedule D to this

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Circular. The summary of the Fairness Opinion set forth in this Circular is qualified in its entirety by reference to the full text of such opinion and shareholders are urged to read the Fairness Opinion carefully and in its entirety.

TC Energy has agreed to pay Evercore a fixed fee for preparing and delivering the Fairness Opinion, regardless of its conclusions and whether the Arrangement is completed, as well as to reimburse Evercore for reasonable out-of-pocket expenses and to indemnify it for certain liabilities arising out of its engagement to provide the Fairness Opinion. None of the fees payable to Evercore in connection with its engagement are contingent on the completion of the Arrangement or any other transaction.

The Fairness Opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the resolutions to be considered by shareholders at the meeting or any other matter. The Fairness Opinion does not address any other aspect of the Arrangement or any related transaction, including any legal, tax or regulatory aspects of the Arrangement that may be relevant to TC Energy or shareholders, and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategic alternatives that may be available to TC Energy. Evercore has not prepared a formal valuation or appraisal of TC Energy or any of its securities or assets, and the Fairness Opinion should not be construed as such. The Fairness Opinion is only one factor that was taken into consideration by the Board in making its determination to recommend that shareholders vote in favour of the Arrangement Resolution. See The Arrangement – Reasons for the Arrangement.

The Board urges shareholders to review the Fairness Opinion carefully and in its entirety. For further details, see Schedule D to this Circular.

Credentials of Evercore

Evercore is a global independent investment banking firm, providing advisory services on a full range of matters, including mergers, sales, acquisitions, leveraged buyouts, joint ventures, strategic, defense and shareholder advisory. Evercore has been a financial advisor in a significant number of transactions globally involving public and private companies in various industry sectors and has extensive experience in rendering fairness opinions in connection with mergers and other transactions.

Independence of Evercore

Evercore is independent of TC Energy and any other “interested party” for the purposes of Section 6.1 of MI 61-101. Neither Evercore nor any of its affiliated entities (as that term is defined in MI 61-101): (a) is an issuer insider, associated entity or affiliated entity of any interested party (as those terms are defined in MI 61-101); (b) is an advisor to any interested party with respect to the Arrangement; (c) is receiving compensation that depends in whole or in part on the conclusion reached in the Fairness Opinion or the outcome of the Arrangement; (d) is a manager or co-manager or member of a soliciting dealer group for the Arrangement; (e) is the external auditor of any interested party; or (f) holds a material financial interest in completion of the Arrangement. Evercore has not entered into any other agreements or arrangements with TC Energy or any of its associates or affiliates with respect to any future dealings. Evercore has not acted as agent or underwriter in any financings involving TC Energy, or any of its associates or affiliates during the 24-month period preceding the date that Evercore was first contacted in respect of the Arrangement. Having regard to the nature of Evercore’s role in these matters, the Board was satisfied that Evercore is appropriately independent.

Evercore and its affiliates engage in a wide range of activities for its and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore and its affiliates and/or its or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to TC Energy and South Bow and their respective Affiliates or persons that are competitors, customers or suppliers of TC Energy and South Bow.

DETAILS OF THE ARRANGEMENT

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached as Appendix A to the Arrangement Agreement, which is attached as Schedule C to this Circular. Shareholders are urged to carefully read the Plan of Arrangement in its entirety.

Commencing at the Effective Time, the following events, matters and transactions will occur and will be deemed to occur in the following sequence, without any further act, authorization or formality, and with each event, matter or transaction occurring and being deemed to occur immediately after the occurrence of the immediately preceding event, matter or transaction:

(a)	the terms of the TC Energy Shareholder Rights Plan will be waived to the extent required to facilitate the completion of the transactions contemplated by the Plan of Arrangement;

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(b)

the articles of TC Energy will be amended to create and authorize the issuance of an unlimited number of TC Energy Arrangement Common Shares and an unlimited number of TC Energy Special Shares, each new class having the rights, privileges, restrictions and conditions set out in Exhibit I to the Plan of Arrangement;

(c)	the articles of South Bow will be amended to:

(i)	provide that South Bow shall have a minimum of seven and a maximum of fifteen directors;

(ii)	replace, in their entirety, the rights, privileges, restrictions and conditions currently attached to the South Bow Common Shares with those set out in Exhibit II to the Plan of Arrangement;

(iii)

change the designation of the existing preferred shares of South Bow from “Preferred Shares” to “First Preferred Shares” and replace, in their entirety, the rights, privileges, restrictions and conditions attached thereto with those set out in Exhibit II to the Plan of Arrangement;

(iv)	create and authorize the issuance of:

i.	an unlimited number of South Bow Special Shares; and

ii.	Second Preferred Shares in an amount not to exceed that provided for in the terms thereof,

each new class having the rights, privileges, restrictions and conditions set out in Exhibit II to the Plan of Arrangement;

(v)	replace, in their entirety, the other provisions currently forming part of the articles of South Bow with those set out in Exhibit III to the Plan of Arrangement;

(d)

pursuant to a reorganization of the capital of TC Energy, each TC Energy share outstanding immediately prior to the Effective Time will be exchanged into one TC Energy Arrangement Common Share and one TC Energy Special Share and the TC Energy shares so exchanged will be cancelled;

(e)	the South Bow Stock Option Plan and South Bow Shareholder Rights Plan will come into force;

(f)

each Non-Transferred Employee and Former TC Energy Employee who holds TC Energy Stock Options shall exchange such TC Energy Stock Options for a number of New TC Energy Stock Options equal to the number of TC Energy Stock Options so exchanged by such Non-Transferred Employee or Former TC Energy Employee, as the case may be, and the TC Energy Stock Options so exchanged will be cancelled;

(g)

each Transferred Employee who holds TC Energy Stock Options shall exchange such TC Energy Stock Options for a number of South Bow Stock Options equal to the number of TC Energy Stock Options so exchanged by such Transferred Employee multiplied by the Transferred Employee Exchange Ratio (rounded down to the nearest whole number), and the TC Energy Stock Options so exchanged will be cancelled;

(h)

each Transferred Employee who holds TC Energy RSUs shall dispose of such TC Energy RSUs and South Bow shall grant to such Transferred Employee a number of South Bow RSUs equal to the number of TC Energy RSUs so disposed of, multiplied by the Transferred Employee Exchange Ratio (rounded down to the nearest whole number), and the TC Energy RSUs so disposed of will be cancelled;

(i)

each Transferred Employee who holds TC Energy PSUs shall dispose of such TC Energy PSUs and South Bow shall grant to such Transferred Employee a number of South Bow PSUs equal to the number of TC Energy PSUs so disposed of, multiplied by the Transferred Employee Exchange Ratio (rounded down to the nearest whole number), and the TC Energy PSUs so disposed of will be cancelled;

(j)

each shareholder will transfer to South Bow all of their TC Energy Special Shares in consideration for the issuance by South Bow of that number of South Bow Common Shares as is equal to 0.2 multiplied by the number of TC Energy shares held by such shareholder immediately before the Effective Time;

(k)	TC Energy will transfer the Transferred Property to South Bow in consideration for the issuance by South Bow to TC Energy of 100 South Bow Special Shares;

(l)

TC Energy will redeem for cancellation all of the TC Energy Special Shares held by South Bow for an amount equal to the redemption amount (as determined pursuant to the articles of TC Energy) of such TC Energy Special Shares, which amount shall be satisfied by the issuance by TC Energy to South Bow of the TC Energy Redemption Note;

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(m)

South Bow will redeem for cancellation all of the South Bow Special Shares held by TC Energy for an amount equal to the redemption amount (as determined pursuant to the articles of South Bow) of such South Bow Special Shares, which amount shall be satisfied by the issuance by South Bow to TC Energy of the South Bow Redemption Note;

(n)

TC Energy will satisfy the principal amount of the TC Energy Redemption Note by transferring to South Bow the South Bow Redemption Note. Simultaneously, South Bow will satisfy the principal amount of the South Bow Redemption Note by transferring to TC Energy the TC Energy Redemption Note. The TC Energy Redemption Note and the South Bow Redemption Note will thereupon be cancelled;

(o)	the articles of South Bow will be amended to remove the South Bow Special Shares from the authorized capital of South Bow;

(p)

pursuant to the terms of the TC Energy Arrangement Common Shares, each holder of TC Energy Arrangement Common Shares will exchange each TC Energy Arrangement Common Share held thereby for one New TC Energy Common Share, and the TC Energy Arrangement Common Shares so exchanged will be cancelled; and

(q)	the articles of TC Energy will be amended to remove the TC Energy Special Shares and TC Energy Arrangement Common Shares from the authorized capital of TC Energy.

For more information regarding the treatment of TC Energy Stock Options (including adjustments made to the exercise price thereof), South Bow Stock Options (including the determination of the exercise price thereof), TC Energy RSUs, South Bow RSUs, TC Energy PSUs, South Bow PSUs and TC Energy DSUs pursuant to the Arrangement, see The Arrangement – Treatment of Incentive Securities.

The Plan of Arrangement provides for a number of other actions, including the appointment of the directors of South Bow identified under the heading Directors and Executive Officers in Schedule F to this Circular. The above steps and the other steps of the Plan of Arrangement are set out in detail in the Plan of Arrangement attached as Appendix A to the Arrangement Agreement, which is attached as Schedule C to this Circular.

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The following diagram sets out an abbreviated organizational structure of TC Energy and South Bow immediately prior to the implementation of the Arrangement:

The following diagram sets out an abbreviated organizational structure of TC Energy and South Bow immediately following the completion of the Arrangement:

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DISTRIBUTION OF SHARES

To facilitate the distribution and transfer of the New TC Energy Common Shares and South Bow Common Shares to shareholders as of the Distribution Record Date, TC Energy will execute and deliver to Computershare an irrevocable power of attorney at or prior to the Effective Time, authorizing Computershare to distribute and transfer the New TC Energy Common Shares to the applicable shareholders and South Bow will deliver to Computershare a treasury order or such other direction as may be requested by Computershare to effect the issuance of the South Bow Common Shares. As soon as practicable after the Effective Time, Computershare will deliver to each registered shareholder as of the Distribution Record Date a DRS Advice representing the South Bow Common Shares such holder is entitled to receive pursuant to the Arrangement. Following the completion of the Arrangement, certificates and DRS Advices representing TC Energy shares will be deemed for all purposes to be certificates or DRS Advices, as applicable, representing New TC Energy Common Shares and accordingly no new certificates or DRS Advices will be issued in respect of New TC Energy Common Shares.

TREATMENT OF FRACTIONAL SHARES

No certificates or DRS Advices representing fractional South Bow Common Shares arising from the Arrangement shall be issued to shareholders pursuant to the Arrangement and no dividend, stock split or other change in the capital structure of South Bow shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to exercise any rights as a security holder of South Bow. South Bow will deposit with Computershare the fractional South Bow Common Shares issuable pursuant to the Arrangement for the benefit of the holders of such fractional South Bow Common Shares. Each person otherwise entitled to a fractional interest in a South Bow Common Share will be entitled to receive a cash payment equal to such person’s pro rata allocation of the net proceeds, after brokerage commissions and expenses, received by Computershare upon the sale, on behalf of all such persons, of whole South Bow Common Shares representing an accumulation of all such fractional interests in South Bow Common Shares, without any interest thereon. Computershare will facilitate the sale of such South Bow Common Shares on the TSX as soon as reasonably practicable following the Effective Date. The aggregate net proceeds, after brokerage commissions and expenses, of such sale will be distributed by Computershare, pro rata in relation to their respective fractions, among persons otherwise entitled to receive fractional interests in South Bow Common Shares pursuant to the Arrangement, without any interest thereon. In effecting the sale of any such South Bow Common Shares, Computershare will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. TC Energy, South Bow and Computershare will not be liable for any loss arising out of any such sale of South Bow Common Shares.

ARRANGEMENT AGREEMENT

The following is a summary of the material terms and conditions of the Arrangement Agreement. This summary may not contain all of the information about the Arrangement Agreement that is important to shareholders and is qualified in its entirety by the full text of the Arrangement Agreement, which is attached to this Circular as Schedule C. Shareholders are urged to read the Arrangement Agreement in its entirety.

TC Energy, South Bow and SBPL have entered into the Arrangement Agreement, which provides for, among other things, the terms of the Plan of Arrangement, the conditions to its completion, actions to be taken prior to and after the Effective Date and other matters, the substance of which is summarized below or elsewhere in this Circular.

Covenants

The Arrangement Agreement contains certain customary covenants of the parties that they will, among other things, subject to the terms of the Arrangement Agreement: (a) use their respective commercially reasonable efforts and do all things reasonably required to cause the Pre-Arrangement Transactions, the Arrangement and the Post-Arrangement Transactions to become effective on such dates as TC Energy may determine; (b) do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may be reasonably required to facilitate the carrying out of the intent and purpose of the Arrangement Agreement; (c) cooperate with and assist each other in dealing with transitional and other matters relating to or arising from the Pre-Arrangement Transactions, the Arrangement, the Post-Arrangement Transactions or the Arrangement Agreement; (d) not perform any act or enter into any transaction that could interfere or be inconsistent with the completion of any Pre-Arrangement Transaction, the Arrangement or any Post-Arrangement Transaction or the effective application of the Tax Rulings to the Arrangement; and (e) use their respective commercially reasonable efforts to satisfy the conditions precedent to the completion of the Arrangement.

The parties further agreed to assist and cooperate in the preparation and filing with all applicable securities regulatory authorities in Canada and the United States of all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of applicable securities laws in Canada and the United States for the issue by TC Energy and South Bow of the securities to

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be issued in the Pre-Arrangement Transactions, the Arrangement and the Post-Arrangement Transactions, and other exemptions that are necessary or desirable in connection with the Pre-Arrangement Transactions, the Arrangement and the Post-Arrangement Transactions.

TC Energy also agreed to: (a) apply to list on the TSX and the NYSE the TC Energy Special Shares and the TC Energy Arrangement Common Shares issuable pursuant to the Arrangement; and (b) make a joint application with South Bow to list on the TSX and the NYSE the South Bow Common Shares issuable pursuant to the Arrangement and issuable under the South Bow Stock Option Plan, in each case, prior to the Effective Date.

South Bow and SBPL agreed to cooperate in amending the Rulings Applications, applying for such amendments or supplements to, or replacements of, the Tax Rulings, and agreed to make such amendments to the Arrangement Agreement and the Plan of Arrangement, as may be reasonably necessary to give effect to the Tax Rulings or to undertake any transaction contemplated therein or to implement the Plan of Arrangement, or as may be determined by TC Energy, in its sole discretion, to be reasonably necessary to enable TC Energy (or any Affiliate) to carry out any transactions deemed advantageous by TC Energy for the separation of the Liquids Pipelines business from the business of TC Energy.

In addition, each party agreed that it and any successor thereto will not, on or before the Effective Date, perform any act or enter into any transaction or permit any transaction within its control to occur that could reasonably be considered to interfere or be inconsistent with the Tax Rulings. Further, each party agreed that it will not (and that it will cause its subsidiaries to not) take any actions, omit to take any action, or enter into any transaction that could cause the Arrangement or any related transaction to be taxed in a manner inconsistent with that provided for in the Tax Rulings without obtaining a supplementary tax ruling or an opinion of a nationally recognized law firm that such actions, omissions or transactions will not have such effect in respect of the Tax Rulings.

The parties further agreed that taxes and tax matters, including the control of tax-related proceedings, will be governed by the Tax Matters Agreement to the extent specifically addressed in the Tax Matters Agreement, subject to the terms thereof and that, in the case of any conflict or inconsistency between the Arrangement Agreement and the Tax Matters Agreement in relation to any matters addressed by the Tax Matters Agreement, the Tax Matters Agreement shall prevail.

Conditions Precedent

Completion of the Arrangement is subject to certain customary conditions precedent, see The Arrangement – Conditions to Closing of the Arrangement and Tax Rulings. Certain conditions precedent to the completion of the Arrangement in the Arrangement Agreement will be deemed to be satisfied, waived or released on the filing of the Articles of Arrangement.

Amendments

The Arrangement Agreement provides that at any time and from time to time before and after the meeting, but not later than the Effective Date, the Arrangement Agreement may be amended by written agreement of the parties without, subject to applicable law, further notice to or authorization on the part of their respective shareholders.

Termination

The Arrangement Agreement may be terminated at any time before or after the holding of the meeting, but prior to the issue of the Certificate of Arrangement, by TC Energy in its sole discretion without the approval of the shareholders, South Bow or SBPL.

SEPARATION AGREEMENT AND OTHER ARRANGEMENTS

The Separation Agreement will set forth the agreement between TC Energy and South Bow with respect to the separation of the Liquids Pipelines business from the business of TC Energy in connection with the Arrangement, including the transfer of certain assets related to the Liquids Pipelines business from TC Energy to South Bow and the allocation of certain liabilities and obligations related to the Liquids Pipelines business between TC Energy and South Bow, including responsibility and liability for certain legal actions existing at the Effective Time.

In addition, under the terms of the Separation Agreement, South Bow will indemnify TC Energy and its Affiliates from and against any liabilities that are primarily attributed to the Liquids Pipelines business, whether arising or accruing at, prior to or after the Effective Time and whether the facts on which such liability are based occurred at, prior to or after the Effective Time. This arrangement is subject to two primary exceptions, as TC Energy may indemnify South Bow for certain liabilities associated with: (a) the Milepost 14 incident; and (b) certain existing variable toll disputes on the Keystone Pipeline (collectively, the TC Energy Indemnified Liquids Liabilities). The variable toll disputes on the Keystone Pipeline are currently before applicable regulatory bodies and, while TC Energy believes that it has strong arguments that the variable tolls in dispute were properly calculated and applied, any amounts above the current accrued amounts that may ultimately be payable in respect of these disputes are indeterminable at this time, however such may be material. It is expected that the ultimate amounts of any indemnities provided by TC Energy in respect of the TC Energy Indemnified Liquids Liabilities will be determined closer to the Effective Date when more information about the potential liabilities are known and that the amounts will be set

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with a view to ensuring that South Bow and TC Energy satisfy the Investment Grade Rating Condition set forth in the Arrangement Agreement. Any arrangements with respect to the TC Energy Indemnified Liquids Liabilities will not apply to any impact the resolution of the variable toll disputes has on post-Effective Time tolls or South Bow revenues. For more information regarding the TC Energy Indemnified Liquids Liabilities, see note 20 to the Carve-Out Financial Statements, which are included in Schedule H to this Circular.

The Separation Agreement also will contain an indemnity under which TC Energy will agree to indemnify South Bow and its Affiliates from and against any liabilities relating to the businesses and assets retained by TC Energy. TC Energy and South Bow will also indemnify each other with respect to non-performance of their respective obligations under the Separation Agreement.

It is expected that any amounts ultimately recoverable in respect of the claim to recover economic damages under the United States-Mexico-Canada Agreement relating to the legacy North American Free Trade Agreement and the revocation of the Keystone XL Presidential Permit in early 2021, will be attributable to TC Energy and South Bow on a 90 / 10 split, respectively.

For more information regarding the Milepost 14 incident and the variable toll disputes and United States-Mexico-Canada Agreement claim discussed above, see the Three-Year History section of Schedule F to this Circular.

The separation of the Liquids Pipelines business will be completed effective as at the Effective Time, in accordance with the Separation Agreement, the Tax Matters Agreement, the Employee Matters Agreement and the Plan of Arrangement. However, to the extent that certain legal documentation necessary to evidence any of the transactions contemplated by the Separation Agreement has not been completed on or prior to the Effective Time, South Bow and TC Energy will agree under the Separation Agreement to cooperate to complete such legal documentation following the Effective Time. In addition, each of TC Energy and South Bow will agree under the Separation Agreement to cooperate with each other and use reasonable commercial efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation Agreement and the ancillary agreements.

Other matters provided for by the Separation Agreement are expected to include, among other things, access to books and records, confidentiality, and dispute resolution.

Following the Arrangement, TC Energy and South Bow will be independent of each other to the greatest extent practicable. While the owners of both companies will initially be the shareholders of TC Energy prior to the Arrangement, other than Mary Pat Salomone, who has been nominated for election to the TC Energy Board and South Bow Board, there is not expected to be any overlap in the directors, management or employees of TC Energy and South Bow following the Arrangement. However, for a limited transition period, TC Energy and South Bow will be subject to certain contractual arrangements, which are intended to facilitate the orderly transition of each entity into a fully independent public company. Such arrangements are expected to be limited to those contained in the Separation Agreement, the Transition Services Agreement, the Tax Matters Agreement and the Employee Matters Agreement.

Transition Services Agreement

TC Energy and South Bow will provide certain services to one another pursuant to the Transition Services Agreement, which services are expected to be limited to those matters which, for practical reasons, TC Energy or South Bow, as applicable, cannot feasibly self-perform or outsource to third parties as of the Effective Time. It is expected that such services will primarily be provided by TC Energy to South Bow and that South Bow will provide limited transitional services to TC Energy. It is further expected that, pursuant to the Transition Services Agreement, detailed schedules will be prepared, including the terms for each scope of services provided between the entities, and the related costs payable by TC Energy to South Bow, and South Bow to TC Energy. Unless terminated earlier or extended by mutual agreement of the parties thereto, it is expected that the schedules to the Transition Services Agreement will expire no later than twenty-four months following the Effective Date.

Tax Matters Agreement

TC Energy and South Bow will enter into the Tax Matters Agreement, which will govern the parties’ respective rights, responsibilities and obligations after the Arrangement with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the Arrangement and certain related transactions to qualify as tax-free for Canadian or U.S. federal income tax purposes), tax attributes, the preparation and filing of tax returns, tax elections, the control of audits and other tax proceedings and assistance and cooperation in respect of tax matters.

The Tax Matters Agreement will also impose certain restrictions on each party and their respective subsidiaries (including, among others, restrictions on share issuances, share repurchases, business combinations, sales of assets and similar transactions) designed to preserve the tax-free status of the Arrangement and certain related transactions. The Tax Matters Agreement will contain certain covenants that may, except in specific circumstances, prohibit the parties from taking or failing to take certain actions that could cause the Arrangement and certain related transactions to be taxed in a manner that is inconsistent with the Tax Rulings. Such covenants include that, generally, South Bow and its respective subsidiaries will not, as part of the series of transactions that includes the Arrangement, dispose of certain

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property (other than in the ordinary course of business) to an unrelated person that exceeds, in the aggregate, 10 per cent of the fair market value of the property of South Bow immediately after the Arrangement. Such covenants also include that, generally, TC Energy and its respective subsidiaries will not, as part of the series of transactions that includes the Arrangement, dispose of certain property (other than in the ordinary course of business) to an unrelated person that exceeds, in the aggregate, 10 per cent of the fair market value of the property of TC Energy immediately after the Arrangement. Such covenants may limit TC Energy’s and South Bow’s ability to pursue certain strategic transactions or other transactions for a period of time. However, these restrictions are designed to preserve the intended Canadian tax treatment of the Arrangement.

The Tax Matters Agreement will provide special rules that allocate tax liabilities in the event the Arrangement, together with certain related transactions, is not tax-free. In general, under the Tax Matters Agreement, each party is expected to be responsible for any taxes imposed on TC Energy or South Bow that arise from the failure of the Arrangement, together with certain related transactions, to qualify as a transaction that is generally tax-free, to the extent that the failure to so qualify is attributable to actions, events or transactions relating to such party’s respective stock, assets or business, or a breach of the relevant representations or covenants made by that party in the Tax Matters Agreement.

As discussed below under the heading Material Income Tax Considerations – Certain United States Federal Income Tax Considerations, notwithstanding receipt by TC Energy of the U.S. Tax Ruling and opinion(s) of tax advisors, the IRS could assert that the Arrangement or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, TC Energy, South Bow, and certain shareholders could be subject to significant U.S. federal income tax liability. In addition, certain events that may or may not be within the control of TC Energy or South Bow could cause the Arrangement and certain related transactions to not qualify for tax-free treatment. Depending on the circumstances, each party may be required to indemnify the other for taxes and certain related amounts resulting from the Arrangement and certain related transactions not qualifying for tax-free treatment.

Employee Matters Agreement

TC Energy will assign employees and transfer certain employee benefit plan assets and liabilities, including with respect to South Bow USA employees, and both South Bow and South Bow USA will establish benefit plans and arrangements for the transferred employees pursuant to an Employee Matters Agreement that will be entered into between TC Energy and South Bow in connection with the Arrangement.

PRE-ARRANGEMENT TRANSACTIONS

On December 15, 2023, South Bow and SBPL were formed under the CBCA in order to carry out the Arrangement. Until the Arrangement is effected, South Bow will have no assets or liabilities, will conduct no operations and will not issue any shares in its capital stock.

CONDITIONS TO CLOSING OF THE ARRANGEMENT AND TAX RULINGS

Conditions to the Arrangement

The obligation of TC Energy to complete the Arrangement is subject to fulfillment, on or before the Effective Date or such other time specified, of certain conditions, including the following:

(a)	the Pre-Arrangement Transactions shall have been completed;

(b)	the Arrangement Resolution shall have been approved by the requisite number of votes cast by shareholders at the meeting in accordance with the provisions of the Interim Order and applicable laws;

(c)	the Final Order shall have been obtained and shall not have been set aside;

(d)

all material consents, orders, rulings, approvals, opinions and assurances, including regulatory, judicial, third party and advisor opinions, approvals and orders, required or necessary, in the sole discretion of TC Energy, for the completion of the Pre-Arrangement Transactions, the Arrangement, the transactions contemplated by the Arrangement Agreement and the Tax Rulings shall have been obtained or received from the persons having jurisdiction in the circumstances and all will be in full force and effect, and none of such consents, orders, rulings, approvals, opinions or assurances shall contain terms or conditions or require undertakings or security that are considered unsatisfactory or unacceptable by TC Energy, in its sole discretion;

(e)

no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of or relating to, the Arrangement and there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Arrangement Agreement, the Tax Rulings or the Rulings Applications and no cease trading or similar order with respect to any securities of TC Energy, South Bow or SBPL shall have been issued and remain outstanding;

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(f)

no law, regulation or policy shall have been proposed, enacted, promulgated or applied that interferes or is inconsistent with the completion of the Pre-Arrangement Transactions, the Arrangement or any of the other transactions contemplated by the Arrangement Agreement or the Tax Rulings or the effective application of the Tax Rulings to the Arrangement, including any material change to the income tax laws of Canada or the United States, or any province, state or territory thereof;

(g)

the Tax Rulings, having been issued by the CRA and IRS, respectively, shall remain in full force and effect and all of the transactions referred to in such Tax Rulings as occurring on or prior to the Effective Time will have occurred and all conditions or terms of such Tax Rulings shall have been satisfied;

(h)	TC Energy will have received an opinion from White & Case LLP, satisfactory to the Board, regarding certain U.S. federal income tax matters relating to the Arrangement;

(i)

the TSX will have conditionally approved the listing thereon of the TC Energy Special Shares and TC Energy Arrangement Common Shares to be issued pursuant to the Arrangement and the South Bow Common Shares to be issued pursuant to the Arrangement and issuable under the South Bow Stock Option Plan, in each case, prior to the Effective Time and subject only to compliance with the usual requirements of the TSX;

(j)

the NYSE will have approved, subject to notice of issuance, the listing thereon of the TC Energy Special Shares and TC Energy Arrangement Common Shares to be issued pursuant to the Arrangement and the South Bow Common Shares to be issued pursuant to the Arrangement and issuable under the South Bow Stock Option Plan, in each case, prior to the Effective Time;

(k)	TC Energy, South Bow and, as applicable, SBPL, shall have entered into the Separation Agreement, the Transition Services Agreement, the Tax Matters Agreement and the Employee Matters Agreement;

(l)

TC Energy and South Bow shall each have been assigned an Investment Grade Rating by any two of S&P, Moody’s and Fitch and such ratings shall remain in effect as of the Effective Time (the Investment Grade Rating Condition);

(m)	there shall not have occurred a Material Adverse Effect of TC Energy, South Bow or SBPL; and

(n)	the Arrangement Agreement will not have been terminated pursuant to the provisions thereof.

If any of the conditions set forth in the Arrangement Agreement are not fulfilled or performed, on or prior to the Effective Time, TC Energy may terminate the Arrangement or waive, in its discretion, the applicable condition in whole or in part; provided, however, that the conditions described above in paragraphs (b), (c), (f), as it relates to the Tax Rulings, (g), (i), (j), and (l) may not be waived by TC Energy.

Conditions to the Tax Rulings

Conditions to the Canadian Tax Ruling

The Canadian Tax Ruling received from the CRA contains income tax rulings binding on the CRA which confirm that the transfer of the Transferred Property may be accomplished on a tax-free basis, and certain other tax matters related to the Arrangement, provided that the material facts presented are accurately stated, the transfer is implemented as disclosed to the CRA and certain other conditions are satisfied. This requires, among other things, that the Arrangement complies with all requirements of the public company “butterfly” rules in Section 55 of the Tax Act.

The Arrangement is structured to comply with these rules. However, there are certain requirements of these rules that may depend on events occurring after the Arrangement is completed or that may not be within the control of TC Energy and/or South Bow. For example, under Section 55 of the Tax Act, TC Energy and/or South Bow will recognize a taxable gain on the transfer by TC Energy of the Transferred Property if: (a) a “specified shareholder” were to exist and such “specified shareholder” disposes of TC Energy or South Bow shares (or property that derives 10 per cent or more of its fair market value from such shares or property substituted therefor) to an unrelated person or to a partnership as part of the series of transactions which includes the transfer by TC Energy of the Transferred Property; (b) there is an acquisition of control of TC Energy or of South Bow that is part of the series of transactions that includes the transfer by TC Energy of the Transferred Property; (c) a person unrelated to South Bow acquires in the aggregate (generally otherwise than in the ordinary course of operations of South Bow), as part of the series of transactions that includes the transfer by TC Energy of the Transferred Property, property acquired on the transfer by TC Energy that has a fair market value greater than 10 per cent of the fair market value of all property received by South Bow in the Arrangement; (d) a person unrelated to TC Energy acquires in the aggregate (generally otherwise than in the ordinary course of operations of TC Energy), as part of the series of transactions that includes the transfer by TC Energy of the Transferred Property, property retained by TC Energy on the Arrangement that has a fair market value greater than 10 per cent of the fair market value of all property retained by TC Energy in the Arrangement; or (e) certain persons acquire shares of TC Energy (other than in specified permitted transactions) in contemplation of, and as part of the series of transactions that includes, the transfer by TC Energy of the Transferred Property. If any of the above events were to occur and to cause the Arrangement to be

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taxable to TC Energy or to South Bow under Section 55 of the Tax Act, TC Energy or South Bow, as applicable, and in some cases, both TC Energy and South Bow, would be liable for a substantial amount of tax. In addition, if such an event were due to an act of TC Energy or South Bow (or one of their respective Affiliates), or an omission by one of them to act, TC Energy or South Bow, as applicable, would generally be required to indemnify the other party for taxes under the Tax Matters Agreement.

Conditions to the U.S. Tax Ruling

TC Energy has received the U.S. Tax Ruling from the IRS on certain issues relating to the qualification of the Arrangement as generally tax-free under Sections 368(a)(1)(D) and 355(a), and related provisions of the U.S. Code. In addition, it is a condition to the Arrangement that TC Energy receive an opinion from White & Case LLP, satisfactory to the Board, regarding certain U.S. federal income tax matters relating to the Arrangement.

The opinion of White & Case LLP will be conditioned upon the continuing validity of the U.S. Tax Ruling. In addition, the U.S. Tax Ruling is, and the opinion of White & Case LLP will be, based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of TC Energy and South Bow (including those relating to the past and future conduct of TC Energy and South Bow). If any of these representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if TC Energy or South Bow breach any of their respective representations or covenants contained in any of the separation-related agreements and documents or in any documents relating to the U.S. Tax Ruling and/or the opinion of White & Case LLP, the U.S. Tax Ruling and/or such opinion may be invalid, and the conclusions reached therein could be jeopardized. In addition, to the extent that certain additional transactions are entered into and/or executed by TC Energy or South Bow that are not fully disclosed in the U.S. Tax Ruling, the IRS can, to the extent such deviations from the disclosed facts, assumptions or undertakings impact the tax treatment of the transaction, retroactively revoke or require modification of the U.S. Tax Ruling.

Accordingly, notwithstanding the U.S. Tax Ruling or the opinion of White & Case LLP, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to one or more of the conclusions in the U.S. Tax Ruling or such opinion. In addition, neither the U.S. Tax Ruling nor the opinion of White & Case LLP address or will address all of the issues that are relevant to determining whether the Arrangement, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes, except with respect to any cash received in lieu of fractional South Bow Common Shares. An opinion of a tax advisor represents the judgment of such tax advisor and is not binding on the IRS or any court, and the IRS or a court may disagree with the conclusions in the opinion(s) of such tax advisor. Thus, TC Energy cannot provide assurances that the intended U.S. tax treatment will be achieved, or that U.S. Holders will not incur substantial U.S. federal income tax liabilities in connection with the Arrangement and certain related transactions. For a more detailed discussion of the tax consequences of the Arrangement to U.S. Holders, see Material Income Tax Considerations – Certain United States Federal Income Tax Considerations – Tax Consequences of the Arrangement.

To preserve the intended tax treatment of the Arrangement, for a period of time following the Arrangement, TC Energy and South Bow may be prohibited, except in specific circumstances, from taking or failing to take certain actions under the Tax Matters Agreement. The foregoing restrictions may limit, for a period of time, the ability of TC Energy and/or South Bow to pursue certain strategic transactions or other transactions that either company believes to be in the best interests of its shareholders or that might increase the value of its business. For a discussion of the risk factors relating to the preservation of the intended tax treatment of the Arrangement, see The Arrangement – Risk Factors Relating to the Arrangement.

COURT APPROVAL OF THE ARRANGEMENT

An arrangement of a corporation under the CBCA requires court approval. On April 9, 2024, TC Energy obtained the Interim Order authorizing the calling and holding of the meeting and providing for certain other procedural matters. The Interim Order is attached as Schedule E to this Circular. If shareholders approve the Arrangement Resolution at the meeting in the manner set forth in the Interim Order, TC Energy will apply to the Court to obtain the Final Order approving the Arrangement. The hearing of the application for the Final Order is scheduled to take place at the Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta, on June 4, 2024 at 3:30 p.m. (MDT) or as soon thereafter as counsel may be heard. Any shareholder or any other interested party desiring to appear and make submissions at the application for the Final Order may do so, provided that they comply with the applicable procedural requirements set forth in the Interim Order and the Notice of Application. The Court, when hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement, both from a substantive and a procedural perspective, to the shareholders and any other interested party as the Court determines appropriate. The Court may approve the Arrangement in any manner it may direct and determine appropriate.

The Court will be advised prior to the hearing for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, such approval will be relied upon in seeking an exemption from the registration requirements of the U.S. Securities Act, pursuant to Section 3(a)(10) thereof, with respect to the offer and sale of the securities to be issued or distributed pursuant to the Arrangement.

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SHAREHOLDER APPROVAL OF THE ARRANGEMENT AND RELATED MATTERS

In order to pass:

•	subject to any further order of the Court, the Arrangement Resolution must be approved by at least two-thirds of the votes cast by shareholders present or represented by proxy at the meeting; and

•	the South Bow Shareholder Rights Plan Resolution must be approved by at least a simple majority of the votes cast by shareholders present or represented by proxy at the meeting.

PROPOSED TIMETABLE FOR THE ARRANGEMENT

The expected timeline of key events in respect of the Arrangement below is provided for illustrative purposes only. Such events could be delayed or otherwise changed for a number of reasons and it is not possible to state if or when such events will occur.

See The Arrangement – Risk Factors Relating to the Arrangement.

Record Date:	April 16, 2024

Proxy Deadline:	May 31, 2024

Shareholder Meeting:	June 4, 2024

Final Order Hearing:	June 4, 2024

Effective Date:	Late-Q3 2024 – Mid-Q4 2024

Assuming that shareholders approve the Arrangement Resolution at the meeting in the manner set forth in the Interim Order, that the Court grants the Final Order on June 4, 2024, in a form acceptable to TC Energy, and the satisfaction of certain other conditions to completion of the Arrangement, as described in greater detail above, the Articles of Arrangement and related documents, in the form prescribed by the CBCA, will be filed with the Director at such time as TC Energy deems appropriate, in its sole discretion. The Arrangement will become effective upon the issuance of the Certificate of Arrangement by the Director. Provided that the foregoing approvals and conditions are satisfied in a timely manner, TC Energy currently expects that the Effective Date will occur between late third quarter 2024 and mid fourth quarter 2024. Once determined, TC Energy will issue a news release announcing the timing of the Effective Date and the Distribution Record Date.

TREATMENT OF INCENTIVE SECURITIES

TC Energy delivers a long-term incentive program in the form of the TC Energy Stock Option Plan, the TC Energy RSU Plan and the TC Energy PSU Plan (formerly known as the TC Energy Executive Share Unit Plan). In addition, TC Energy has the TC Energy DSU Plan which allows the members of the Board to defer certain director fees. See Compensation.

The Board, based on the recommendation of the Human Resources Committee, determined that, in connection with the Arrangement, it would be in the best interests of TC Energy and South Bow for:

•

TC Energy Stock Options, TC Energy RSUs and TC Energy PSUs held by Transferred Employees to be exchanged for South Bow Stock Options, South Bow RSUs and South Bow PSUs, respectively, in each case, subject to adjustment to ensure that the aggregate value of such TC Energy incentive securities immediately prior to the Effective Time is equal to the aggregate value of such South Bow incentive securities immediately following the Effective Time;

•

TC Energy Stock Options held by Non-Transferred Employees and Former TC Energy Employees to be exchanged for New TC Energy Stock Options, subject to adjustment to ensure that the aggregate value of such TC Energy Stock Options immediately prior to the Effective Time is equal to the aggregate value of such New TC Energy Stock Options immediately following the Effective Time; and

•

TC Energy RSUs, TC Energy PSUs and TC Energy DSUs held by Non-Transferred Employees and Former TC Energy Employees to be adjusted to ensure that the aggregate value of such TC Energy incentive securities is the same immediately before and immediately after the Effective Time.

More specifically, TC Energy Stock Options, TC Energy RSUs, TC Energy PSUs and TC Energy DSUs outstanding as of immediately before the Effective Time will be treated as set out below, subject to the discretion of the Board.

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Treatment of Outstanding TC Energy Stock Options

As of April 10, 2024, there were 7,050,342 TC Energy Stock Options outstanding. Under these outstanding TC Energy Stock Options, the exercise price per TC Energy share ranges from $56.66 to $75.06, with a weighted average exercise price of $62.23. The TC Energy Stock Option Plan is administered by the Human Resources Committee, which is composed entirely of independent directors of TC Energy. TC Energy Stock Options vest one third each year, beginning on the first anniversary of the grant date and have a seven-year term. Each TC Energy Stock Option entitles the holder, upon exercise, to acquire one TC Energy share at the applicable exercise price. The exercise price of a TC Energy Stock Option is the closing market price of the TC Energy shares on the TSX on the last trading day immediately preceding the grant date. As at December 31, 2023, the Human Resources Committee determined to discontinue the use of TC Energy Stock Options as part of TC Energy’s long term incentive program. Other than South Bow Stock Options issued in exchange for TC Energy Stock Options pursuant to the Arrangement, South Bow does not expect to issue South Bow Stock Options as part of its long term incentive program.

Pursuant to the Arrangement:

•

for TC Energy Stock Options held as of immediately prior to the Effective Time by Non-Transferred Employees and Former TC Energy Employees: (a) each such TC Energy Stock Option will be exchanged for one New TC Energy Stock Option; and (b) the exercise price of each such New TC Energy Stock Option will be equal to the original exercise price of the TC Energy Stock Option exchanged therefor less the FMV Reduction of a TC Energy Common Share (rounded up to the nearest whole cent); and

•

for TC Energy Stock Options held as of immediately prior to the Effective Time by Transferred Employees: (a) each such Transferred Employee shall exchange the TC Energy Stock Options held thereby for a number of South Bow Stock Options equal to the number of TC Energy Stock Options so exchanged multiplied by the Transferred Employee Exchange Ratio (rounded down to the nearest whole number); and (b) the exercise price of each such South Bow Stock Option will be equal to the original exercise price of the TC Energy Stock Option exchanged therefor divided by the Transferred Employee Exchange Ratio (rounded up to the nearest whole cent).

Except as noted above, the New TC Energy Stock Options or South Bow Stock Options, as the case may be, received by a former holder of TC Energy Stock Options pursuant to the Arrangement will have substantially the same terms as the TC Energy Stock Options exchanged therefor. For purposes of the TC Energy Stock Option Plan and the South Bow Stock Option Plan, the New TC Energy Stock Options and the South Bow Stock Options, respectively, shall be deemed to be a continuation of the earlier granted TC Energy Stock Option exchanged therefor, as opposed to a new grant of options.

If the Arrangement Resolution is approved, it is estimated that 6,422,071 New TC Energy Stock Options will be outstanding following the Arrangement, entitling the holders thereof to acquire an aggregate of 6,422,071 New TC Energy Common Shares (representing approximately 0.06 per cent of the 1,043,909,900 estimated New TC Energy Common Shares to be outstanding immediately following completion of the Arrangement on a fully diluted basis). The proposed executive officers, employees and consultants of South Bow own, in the aggregate, 628,271 TC Energy Stock Options, which, if the Arrangement Resolution is approved, will be exchanged for South Bow Stock Options pursuant to the Arrangement in the same manner as other Transferred Employees.

The South Bow Stock Options to be received by Transferred Employees pursuant to the Arrangement will be granted pursuant to the South Bow Stock Option Plan. Approval of the South Bow Stock Option Plan by shareholders is not required by the TSX as no South Bow Stock Options will be issued pursuant to the South Bow Stock Option Plan other than South Bow Stock Options issued in exchange for TC Energy Stock Options pursuant to the Arrangement.

Treatment of Outstanding TC Energy RSUs

As of April 10, 2024, there were approximately 4,073,600 TC Energy RSUs outstanding. TC Energy RSUs are notional share units awarded under the TC Energy RSU Plan. TC Energy RSUs accrue dividend equivalents and vest at the end of the one, two or three-year grant term. Awards are paid out in a lump sum cash payment as soon as practicable following the end of the grant term.

Pursuant to the Arrangement:

•

each Non-Transferred Employee and Former TC Energy Employee shall have the TC Energy RSUs held thereby adjusted such that, following the completion of the Arrangement the aggregate number of TC Energy RSUs held by such person shall be equal to the number of TC Energy RSUs held by such person as of immediately prior to the Effective Time, multiplied by the Non-Transferred Employee Exchange Ratio. This adjustment is intended to provide applicable Non-Transferred Employees and Former TC Energy Employees with an aggregate value of TC Energy RSUs immediately following the Arrangement equal to the aggregate value of the TC Energy RSUs they held immediately before the Arrangement; and

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•

each Transferred Employee shall have the TC Energy RSUs held thereby exchanged for a number of South Bow RSUs equal to the number of TC Energy RSUs held by such person as of immediately prior to the Effective Time, multiplied by the Transferred Employee Exchange Ratio. This adjustment is intended to provide applicable Transferred Employees with an aggregate value of South Bow RSUs immediately following the Arrangement equal to the aggregate value of the TC Energy RSUs they held immediately before the Arrangement.

Except as noted above, the South Bow RSUs received by a Transferred Employee pursuant to the Arrangement will have substantially the same terms as the TC Energy RSUs exchanged therefor.

Treatment of Outstanding TC Energy PSUs

As of April 10, 2024, there were approximately 2,315,838 TC Energy PSUs outstanding. TC Energy PSUs are notional share units awarded under the TC Energy PSU Plan. TC Energy PSUs accrue dividend equivalents and vest on December 31 at the end of the three-year performance period. TC Energy PSUs (and dividend equivalents) can vest based on a performance multiplier of zero to 200 per cent, depending on performance against targets established at the beginning of the period. TC Energy PSUs, if earned, are paid out in a lump sum cash payment in the first quarter following the end of the performance period.

Pursuant to the Arrangement:

•

each Non-Transferred Employee and Former TC Energy Employee shall have the TC Energy PSUs held thereby adjusted such that, following the completion of the Arrangement the aggregate number of TC Energy PSUs held by such person shall be equal to the number of TC Energy PSUs held by such person as of immediately prior to the Effective Time, multiplied by the Non-Transferred Employee Exchange Ratio. This adjustment is intended to provide applicable Non-Transferred Employees and Former TC Energy Employees with an aggregate value of TC Energy PSUs immediately following the Arrangement equal to the aggregate value of the TC Energy PSUs they held immediately before the Arrangement; and

•

each Transferred Employee shall have the TC Energy PSUs held thereby exchanged for a number of South Bow PSUs equal to the number of TC Energy PSUs held by such person as of immediately prior to the Effective Time, multiplied by the Transferred Employee Exchange Ratio. This adjustment is intended to provide applicable Transferred Employees with an aggregate value of South Bow PSUs immediately following the Arrangement equal to the aggregate value of the TC Energy PSUs they held immediately before the Arrangement.

The Human Resources Committee has considered the performance period and performance factors applicable to the TC Energy PSUs. Taking into account the advice of external advisors, the Human Resources Committee intends to make certain adjustments to the performance factors of the outstanding TC Energy PSUs in connection with the completion of the Arrangement, and it is expected that South Bow will establish new performance factors for the South Bow PSUs substantially as follows.

In respect of the outstanding TC Energy PSUs granted in 2022 (the 2022 TC Energy PSUs), it is expected that the Human Resources Committee will truncate the performance period of such TC Energy PSUs to end on the Effective Date and measure performance from January 1, 2022 to the Effective Date, rather than to the end of the current performance period applicable to such TC Energy PSUs of December 31, 2024. This will involve measuring relative TSR and the achievement of the cumulative EPS through to the Effective Date as much as practicable and applying such performance factor to the 2022 TC Energy PSUs. While the EPS and TSR performance factors for the 2022 TC Energy PSUs will be crystallized on the Effective Date, as of immediately prior to the Distribution Record Date, the 2022 TC Energy PSUs will continue to vest to the end of the original term and the payout will be calculated based on the volume-weighted average price (VWAP) of the New TC Energy Common Shares or South Bow Common Shares as applicable on the TSX for the 20 days prior to the vesting date of such 2022 TC Energy PSUs of December 31, 2024.

In respect of the outstanding TC Energy PSUs granted in 2023 and TC Energy PSUs granted in 2024 it is expected that the Human Resources Committee will measure performance according to the measures set at time of grant through to the Effective Date to the extent practicable. For the performance periods following the Effective Date, performance will be measured by the Human Resources Committee in ordinary course and the South Bow Human Resources Committee, as applicable.

Except as noted above, the South Bow PSUs received by a Transferred Employee pursuant to the Arrangement will have substantially the same terms as the TC Energy PSUs exchanged therefor.

Treatment of Outstanding TC Energy DSUs

As of April 10, 2024, there were 434,169 TC Energy DSUs outstanding. TC Energy DSUs are notional shares that have the same value as TC Energy shares. TC Energy DSUs earn dividend equivalents as additional units at the same rate as dividends paid on TC Energy shares. The TC Energy DSU Plan allows directors to choose to receive a portion of their retainers and travel fees in TC Energy DSUs instead of cash. The TC Energy DSU Plan also allows the Governance Committee to use discretion to grant TC Energy DSUs to directors as additional

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compensation (excluding employee directors). Directors have a 12 month period to redeem their TC Energy DSUs when they leave the Board. Directors can redeem their TC Energy DSUs for cash or TC Energy shares purchased on the open market.

Pursuant to the Arrangement, each holder of TC Energy DSUs shall have the TC Energy DSUs held thereby adjusted such that, following the completion of the Arrangement the aggregate number of TC Energy DSUs held by such person shall be equal to the number of TC Energy DSUs held by such person as of immediately prior to the Effective Time, multiplied by the Non-Transferred Employee Exchange Ratio. This adjustment is intended to provide holders of TC Energy DSUs with an aggregate value immediately following the Arrangement equal to the aggregate value of the TC Energy DSUs they held immediately before the Arrangement.

TREATMENT OF TC ENERGY EMPLOYEES AND EMPLOYEE BENEFIT PLANS

To provide for the allocation of management and employees to each of TC Energy and South Bow after giving effect to the Arrangement, certain modifications are required to be made to employment arrangements. These arrangements will become effective following the Effective Date. The Arrangement will not result in directors, officers or employees of TC Energy receiving any material benefit that shareholders do not receive generally in connection with the Arrangement. Other than as described in The Arrangement – Treatment of Incentive Securities, there will be no acceleration of vesting, redemption or settlement of incentive securities, triggering of change of control provisions or other payments or benefits being made to the directors, officers or employees of TC Energy in connection with the Arrangement.

Employment Agreements

As of April 10, 2024, TC Energy and its subsidiaries had approximately 7,231 employees. TC Energy expects approximately 6,674 employees to remain with TC Energy and its subsidiaries after the Arrangement becomes effective and approximately 557 employees to be transferred to South Bow and its subsidiaries, on equivalent terms of employment, upon or after the Arrangement becomes effective.

TC Energy has agreements with certain executive officers that provide for the payment of certain severance benefits if a change of control of TC Energy occurs and, within two years of the change of control, the individual’s employment is terminated by TC Energy without cause or there has been a constructive dismissal. The Arrangement will not constitute a “change of control” for purposes of such agreements. See Termination and Change of Control.

Benefit and Pension Plans

TransCanada Registered Pension Plan and TransCanada Supplemental Pension Plan

In Canada, TC Energy provides employees of TCPL hired prior to January 1, 2024, a choice to participate in a legacy savings plan (Legacy Savings Plan) or a registered non-contributory defined benefit pension plan (DB Plan) for eligible employees. The Legacy Savings Plan provides participants with a seven per cent employer contribution on eligible earnings. Employees can direct these funds to a RRSP, Non-Registered Savings Plan, or TFSA. TC Energy also maintains a non-registered non-contributory supplemental pension plan (Supplemental DB Plan) that provides for earned pension benefits in excess of the Tax Act limits.

At the Effective Date, Transferred Employees who previously participated in a Legacy Savings Plan will automatically join the DB Plan. As part of the Pre-Arrangement Transactions and following the receipt of applicable pension regulatory approvals, a proportionate share of the going concern liabilities and assets from TC Energy’s DB Plan and Supplemental DB Plan that relate to Transferred Employees, as determined by actuarial consultants, will be transferred to the South Bow Pension Plan and the South Bow Supplemental Pension Plan, respectively, for the benefit of such individuals. The going concern liabilities and assets related to Non-Transferred Employees prior to the Effective Date will remain with TC Energy.

The defined benefit provisions described above were closed to new hires effective December 31, 2023. Canadian employees hired on or after January 1, 2024 participate in the TC Energy Defined Contribution Component of the TransCanada Registered Pension Plan (DC Plan). TC Energy also maintains a Defined Contribution Component in the TransCanada Supplemental Pension Plan (Supplemental DC Plan) for participants that earn in excess of the Tax Act limits. TC Energy contributes nine per cent of each participant’s base salary to the DC Plan and Supplemental DC Plan, if applicable. Participants can also make voluntary contributions and receive a company match up to 100 per cent for the first three per cent of base salary in a savings plan (Savings Plan). All company contributions vest immediately. The DC Plan, Supplemental DC Plan, and Savings Plan offer a number of investment options to help participants meet their saving goals.

Additionally South Bow DB Plan members will have the option to make voluntary contributions and be matched by South Bow up to 100 per cent for the first three per cent of eligible earnings in the Savings Plan. South Bow Common Shares will be an investment option in the Savings Plan.

TransCanada USA Services Inc. Retirement Plan

In the U.S., TC USA provides certain of its employees a qualified non-contributory defined benefit pension plan (U.S. DB Plan). TC USA is the sponsor of the U.S. DB Plan. The U.S. DB Plan was closed to new hires effective April 1, 2017.

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As part of the Pre-Arrangement Transactions and following the receipt of applicable pension regulatory approvals, South Bow USA will establish a defined benefit pension plan (the South Bow USA DB Plan). TC USA will transfer a proportionate share of the going concern liabilities and assets from the U.S. DB Plan that relate to South Bow USA employees, as determined by actuarial consultants, to the South Bow USA Pension Plan for the benefit of such individuals. The going concern liabilities and assets related to continuing employees of TC USA prior to the Effective Date of the Arrangement will remain with TC Energy.

TransCanada 401(k) and Savings Plan

TC USA provides an opportunity for employees of TC USA to participate in the TransCanada 401(k) and Savings Plan (401(k) Plan). All participants can make voluntary contributions and receive a company match equal to 100 per cent up to the first five per cent of eligible earnings. For employees who are not in the U.S. DB Plan, TC USA also contributes seven per cent of each participant’s base salary to a 401(k) account. All company contributions vest immediately. The 401(k) Plan offers a number of investment options to help participants meet their saving goals, including a TC Energy stock fund.

As part of the Pre-Arrangement Transactions and following the receipt of applicable pension regulatory approvals, South Bow USA will establish its own 401(k) plan (the South Bow USA 401(k) Plan) that will be substantially similar to the 401(k) Plan; however, the South Bow USA 401(k) Plan will provide a company match on employee contributions equal to 100 per cent of those contributions up to the first six per cent of eligible earnings. The additional match is provided because South Bow will not maintain an employee stock purchase plan. Assets attributed to South Bow employee account balances in the 401(k) Plan will be transferred from the 401(k) Plan to the transferred employee South Bow USA 401(k) Plan accounts.

The transaction will result in the TC Energy stock fund and South Bow USA stock fund being separated into two separate funds in each of the 401(k) Plan and South Bow USA 401(k) Plan. Immediately after the transaction, 401(k) Plan participants will no longer be permitted to make new contributions and transfers into the South Bow USA stock fund. During a transition period, participants will be permitted to direct investment out of the South Bow USA stock fund, and at the end of that period, any remaining amounts in the South Bow USA stock fund will be mapped to other investments. Participants will be able to continue to direct investments into the TC Energy stock fund.

Similarly, participants in the South Bow USA 401(k) Plan will no longer be permitted to make new contributions and transfers into the TC Energy stock fund. During a transition period, participants will be permitted to direct investment out of the TC Energy stock fund, and at the end of that period, any remaining amounts in the TC Energy stock fund will be mapped to other investments. Participants will be able to continue to direct investments into the South Bow USA stock fund.

TransCanada USA Services Inc. Non-Qualified Plan

TC USA provides employees of TransCanada USA Services Inc. with earnings in excess of the annual compensation limit imposed by the IRS on qualified retirement plans the opportunity to participate in the TransCanada USA Services Inc. Non-Qualified Plan (Non-Qualified Plan). TC USA is the sponsor of the Non-Qualified Plan. Employee contributions are voluntary and eligible employees must enroll annually. TC USA provides employer matching contributions to eligible participants. TC USA provides a matching contribution equal to (a) 100 per cent of deferrals into the Non-Qualified Plan plus 100 per cent of deferrals into the 401(k) Plan, capped at five per cent of compensation, less (b) the actual amount of matching contributions contributed to the 401(k) Plan. For employees that participate in the U.S. DB Plan, TC USA contributes seven per cent of base pay that is in excess of the IRS annual compensation limit. For employees who do not participate in the U.S. DB Plan, TC Energy will also contribute seven per cent of base pay less the amount of non-elective profit sharing contributions contributed in the 401(k) Plan. The investment options and monitoring align to the 401(k) Plan.

As part of the Pre-Arrangement Transactions and following the receipt of applicable pension regulatory approvals, South Bow USA will establish its own non-qualified deferred compensation plan (the South Bow USA Non-Qualified Plan) that is substantially similar to the Non-Qualified Plan. Assets in the Non-Qualified Plan rabbi trust that are attributed to South Bow participants will be transferred from the Non-Qualified Plan rabbi trust to the South Bow USA Non-Qualified Plan rabbi trust. Similarly, liabilities related to the South Bow USA participants will be transferred from TC USA to South Bow USA.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

TC Energy has purchased liability insurance to protect its directors and officers (or their heirs and legal representatives) against liabilities they may incur while performing their duties as directors and officers of TC Energy and/or its subsidiaries, subject to the limitations set out in the CBCA. This protection will continue unchanged up until and after the Effective Date.

On the Effective Date, South Bow will purchase separate and distinct liability insurance to protect its directors and officers (or their heirs and legal representatives) against liabilities they may incur while performing their duties as directors and officers of South Bow and/or its subsidiaries, subject to the limitations set out in the CBCA.

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INTENTION OF TC ENERGY DIRECTORS AND OFFICERS

All of the directors and executive officers of TC Energy have indicated that they intend to vote all of their TC Energy shares for the Arrangement Resolution and for the South Bow Shareholder Rights Plan Resolution.

As of April 10, 2024, such directors and executive officers beneficially own or exercise control or direction over, directly or indirectly, an aggregate of 540,555 TC Energy shares representing approximately 0.05 per cent of the outstanding TC Energy shares.

Following the Effective Date, TC Energy’s CEO will continue to hold his South Bow Common Shares for at least one and a half years, demonstrating a continued commitment to the success of the Arrangement for both resulting entities.

EXPENSES OF THE ARRANGEMENT

It is expected that, pursuant to the Separation Agreement: (a) TC Energy will generally be responsible for all fees and out-of-pocket costs and expenses payable to governmental authorities to make filings or applications or obtain rulings, orders or listings necessary or desirable in connection with the Arrangement, other than certain tax-related fees; (b) TC Energy will generally be responsible for transaction costs incurred and payable prior to the Effective Date; and (c) all transaction costs incurred and/or payable after the Effective Date in connection with the Arrangement will generally be apportioned to TC Energy or South Bow depending on which party principally benefits from the applicable expenditure.

RISK FACTORS RELATING TO THE ARRANGEMENT

If the Arrangement Resolution is approved at the meeting and the Arrangement is completed, immediately following the Effective Time, shareholders as of the Distribution Record Date will hold both New TC Energy Common Shares and South Bow Common Shares. Accordingly, each such shareholder will become a shareholder of South Bow and will remain a shareholder of TC Energy and will be subject to all of the risks associated with the operations of TC Energy and South Bow and the industries in which such companies operate. Those risks include the risk factors set forth in the TC Energy Annual MD&A, which is incorporated by reference into this Circular. Additional risk factors relating to the Arrangement are set out below. For a discussion of the risk factors relating to the businesses of TC Energy and South Bow, respectively, following the completion of the Arrangement, please see Risk Factors in Schedule J and Schedule F to this Circular, respectively.

Completion of the Arrangement is subject to a number of conditions precedent and required approvals.

Completion of the Arrangement is subject to a number of conditions precedent and required approvals, some of which are outside TC Energy’s control, including receipt of the Final Order. At the hearing for the Final Order, the Court will consider whether to approve the Arrangement based on the applicable legal requirements and the evidence before the Court. Other conditions precedent which are outside TC Energy’s control include, without limitation, the required shareholder approval, the approvals of the TSX and the NYSE and the receipt of applicable third party consents and regulatory approvals, including certain approvals from the CER and FERC. There can be no certainty, nor can TC Energy provide any assurance, that all conditions precedent to the Arrangement will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived. In particular, shareholders are advised that the TSX has not conditionally approved TC Energy’s application to list on the TSX the South Bow Common Shares, TC Energy Arrangement Common Shares and TC Energy Special Shares and there is no assurance that the TSX will approve such application. If certain approvals and consents are not received prior to the anticipated Effective Date, TC Energy may decide to proceed nonetheless, or it may either delay or amend the implementation of all or part of the Arrangement, including possibly delaying the completion of the Arrangement in order to allow sufficient time to complete such matters. If the Arrangement is delayed or not completed, there may be a Material Adverse Effect on the market price of the TC Energy shares, New TC Energy Common Shares and/or South Bow Common Shares, as applicable.

The Arrangement Agreement may be terminated by TC Energy in its sole discretion without shareholder approval.

It is possible that future factors may arise that make it inadvisable to proceed with, or advisable to delay, all or part of the Arrangement. Pursuant to the terms of the Arrangement Agreement, TC Energy is entitled, in its sole discretion and without the approval of the shareholders, South Bow or SBPL, at any time before or after the holding of the meeting, but prior to the issue of the Certificate of Arrangement, to terminate the Arrangement Agreement.

The receipt of South Bow Common Shares in connection with the Arrangement is intended to qualify as a tax-free transaction for Canadian and U.S. federal income tax purposes, except with respect to any cash received in lieu of fractional South Bow Common Shares, but no assurance can be given that such treatment is correct, and, as a result, TC Energy, South Bow, and their shareholders could be exposed to substantial liabilities if certain requirements are not met.

The Canadian Tax Ruling received from the CRA requires, among other things, that the transfer of the Transferred Property complies with all requirements of the public company “butterfly” rules in Section 55 of the Tax Act. Although the Arrangement is structured to comply with these rules, there are certain requirements of these rules that depend on events occurring after the Arrangement is completed or

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that may not be within the control of TC Energy or South Bow. For example, under Section 55 of the Tax Act, TC Energy and/or South Bow will recognize a taxable gain on the transfer by TC Energy of the Transferred Property if: (a) a “specified shareholder” were to exist and such “specified shareholder” disposes of TC Energy or South Bow shares (or property that derives 10 per cent or more of its fair market value from such shares or property substituted therefor) to an unrelated person or partnership as part of the series of transactions which includes the transfer by TC Energy of the Transferred Property; (b) there is an acquisition of control of TC Energy or of South Bow that is part of the series of transactions that includes the transfer by TC Energy of the Transferred Property; (c) a person unrelated to South Bow acquires in the aggregate (generally otherwise than in the ordinary course of operations of South Bow), as part of the series of transactions that includes the transfer by TC Energy of the Transferred Property, property acquired on the transfer by TC Energy that has a fair market value greater than 10 per cent of the fair market value of all property received by South Bow in the Arrangement; (d) a person unrelated to TC Energy acquires in the aggregate (generally otherwise than in the ordinary course of operations of TC Energy), as part of the series of transactions that includes the transfer by TC Energy of the Transferred Property, property retained by TC Energy in the Arrangement that has a fair market value greater than 10 per cent of the fair market value of all property retained by TC Energy in the Arrangement; or (e) certain persons acquire shares of TC Energy (other than in specified permitted transactions) in contemplation of, and as part of the series of transactions that includes, the transfer by TC Energy of the Transferred Property. If any of the above events were to occur and to cause the Arrangement to be taxable to TC Energy or to South Bow under Section 55 of the Tax Act, TC Energy or South Bow, as applicable, and in some cases, both TC Energy and South Bow, would be liable for a substantial amount of tax. In addition, if such an event were due to an act of TC Energy or South Bow (or one of their respective affiliates), or an omission by one of them to act, TC Energy or South Bow, as applicable, would generally be required to indemnify the other party for taxes under the Tax Matters Agreement.

If these requirements are not met, TC Energy and/or South Bow would recognize a taxable gain in respect of the transfer by TC Energy of the Transferred Property. If incurred, these tax liabilities could be substantial and could have a Material Adverse Effect on the financial position of TC Energy and/or South Bow, as applicable. Under the terms of the Tax Matters Agreement, TC Energy and South Bow would generally be required to indemnify the other party for any such tax if it is the result of the indemnifying party (or its affiliates) breaching its covenant not to take any action, omit to take any action or enter into a transaction that could cause the Arrangement or any related transaction to be treated in a manner inconsistent with the Canadian Tax Ruling.

In order to satisfy these requirements, TC Energy may decide to either delay or amend the implementation of all or part of the Arrangement, including possibly delaying the completion of the Arrangement in order to allow sufficient time to satisfy such requirements. If the Arrangement is delayed or not completed, there may be a Material Adverse Effect on the market price of the TC Energy shares, New TC Energy Common Shares and/or South Bow Common Shares, as applicable.

Similarly, TC Energy has received the U.S. Tax Ruling from the IRS on certain issues relating to the qualification of the Arrangement as generally tax-free under Sections 368(a)(1)(D) and 355(a), and related provisions of the U.S. Code. In addition, it is a condition to the Arrangement that TC Energy receives an opinion from White & Case LLP, satisfactory to the Board, regarding certain U.S. federal income tax matters relating to the Arrangement. The validity of the U.S. Tax Ruling and the opinion of White & Case LLP is based on disclosure of the pertinent facts associated with the Arrangement and representations made to the IRS by TC Energy and South Bow. If any of the facts, assumptions, representations or undertakings described therein are incorrect or not otherwise satisfied, or to the extent that certain additional transactions are entered into and/or executed by TC Energy or South Bow that are not fully disclosed in the U.S. Tax Ruling, the IRS can, to the extent such deviations from the disclosed facts, assumptions or undertakings impact the tax treatment of the transaction, retroactively revoke or require modification of the U.S. Tax Ruling. Furthermore, notwithstanding the U.S. Tax Ruling or the opinion of White & Case LLP, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to one or more of the conclusions in the U.S. Tax Ruling or such opinion. Accordingly, the IRS could determine that the Arrangement should be treated as a taxable transaction if it determines that any of these facts, assumptions, representations or undertakings is not correct or has been violated or, if a modification is required, such modification may impact the scope of the conclusions in the U.S. Tax Ruling or cause a delay in TC Energy’s receipt of the U.S. Tax Ruling (to the extent such deviations were determinative to the treatment of the transaction as tax-free). Accordingly, TC Energy cannot provide assurance that the intended U.S. tax treatment will be achieved, or that U.S. Holders will not incur substantial U.S. federal income tax liabilities in connection with the Arrangement and certain related transactions. For a more detailed discussion of the tax consequences of the Arrangement to U.S. Holders, see Material Income Tax Considerations – Certain United States Federal Income Tax Considerations – Tax Consequences of the Arrangement.

Under the expected terms of the Tax Matters Agreement, TC Energy and South Bow will generally be required to indemnify the other party against any additional taxes and related amounts resulting from: (a) an acquisition of all or a portion of their respective equity securities or assets, whether by merger or otherwise (and regardless of whether they participated in or otherwise facilitated the acquisition); (b) other actions or failures to act; or (c) any inaccuracy or breach of their respective representations, covenants or undertakings contained in any of the separation-related agreements and documents or in any documents relating to the Tax Rulings

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and/or the opinion(s) of tax advisors. Any such indemnity obligations, including the obligation to indemnify the other party for taxes resulting from the Arrangement and certain related transactions not qualifying as tax-free, could be material.

To preserve the intended tax treatment of the Arrangement, TC Energy and South Bow expect to agree to certain restrictions that may significantly reduce their strategic and operating flexibility.

To preserve the intended tax treatment of the Arrangement, for a period of time following the Arrangement, TC Energy and South Bow may be prohibited, except in specific circumstances, from taking or failing to take certain actions, including:

•	material dispositions of their stock or assets, whether by merger or otherwise;
•	issuances of equity securities beyond certain thresholds;
•	repurchases of shares of their capital stock;
•	ceasing to actively conduct certain aspects of their businesses; and/or
•	taking or failing to take any other action that would jeopardize the expected tax treatment of the Arrangement and certain related transactions.

The foregoing restrictions may limit, for a period of time, the ability of TC Energy and/or South Bow to pursue certain strategic transactions or other transactions that either company believes to be in the best interests of its shareholders or that might increase the value of its business.

Tax laws and regulations may change in the jurisdictions in which TC Energy and South Bow operate, which may adversely affect TC Energy and South Bow and/or holders of shares of TC Energy and South Bow.

TC Energy and South Bow will each operate in countries with differing tax laws and tax rates. TC Energy and South Bow’s tax reporting is supported by tax laws in the countries in which each entity operates and the application of tax treaties between the various countries in which each entity operates.

Tax laws, regulations, and administrative practices in various jurisdictions may be subject to significant change, with or without notice, due to economic, political, and other conditions, and significant judgment is required in evaluating and estimating TC Energy’s provision and accruals for these taxes. Such changes could have a material adverse effect on the holders of shares of TC Energy and South Bow and the business, financial condition and results of operations of TC Energy and South Bow. Each of TC Energy’s and South Bow’s income tax reporting is subject to audit by tax authorities in the countries in which it operates. Each of TC Energy’s and South Bow’s effective tax rate may change from year to year, based on: (a) changes in the mix of activities and income earned among the different jurisdictions in which it operates; (b) changes in tax laws in these jurisdictions; (c) changes in the tax treaties between the countries in which it operates; (d) changes in its eligibility for benefits under those tax treaties; and (e) changes in the estimated values of deferred tax assets and liabilities, which could result in a substantial increase in the effective tax rate on all or a portion of its income.

There can be no assurance that the New TC Energy Common Shares and South Bow Common Shares received as a result of the Arrangement will continue to be qualified investments for Registered Plans.

TC Energy and South Bow, as applicable, will endeavor to ensure that the New TC Energy Common Shares and South Bow Common Shares received as a result of the Arrangement continue to be qualified investments for RRSPs, RRIFs, RDSPs, RESPs, FHSAs or TFSAs, as applicable, for purposes of the Tax Act. However, no assurance can be given in this regard. The Tax Act imposes penalties for the acquisition or holding of non-qualified investments by RRSPs, RRIFs, RDSPs, RESPs, FHSAs or TFSAs, as applicable. See Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Shareholders Resident in Canada – Eligibility for Investment.

The combined trading prices of the New TC Energy Common Shares and South Bow Common Shares after the Arrangement may be less than the trading price of the TC Energy shares immediately prior to the Arrangement.

There can be no assurance as to the prices at which the New TC Energy Common Shares and the South Bow Common Shares will trade following the completion of the Arrangement. The combined trading prices of the New TC Energy Common Shares and South Bow Common Shares received by a shareholder pursuant to the Arrangement may be materially less than the trading price of the TC Energy shares immediately prior to the Arrangement.

There is currently no established market for the New TC Energy Common Shares or the South Bow Common Shares, and even if markets do develop, current shareholders may be unwilling or unable to hold New TC Energy Common Shares and/or South Bow Common Shares after the Arrangement, which could have a negative effect on trading prices.

There is not currently a public market for the New TC Energy Common Shares or the South Bow Common Shares and there can be no assurance that public markets for these shares will develop after the Arrangement becomes effective or as to the prices at which trading in these shares will occur even if public markets do develop after the Arrangement. If public markets for the New TC Energy Common Shares and/or the South Bow Common Shares do develop, there may be a significant number of shareholders who wish to sell their New TC Energy Common Shares and/or their South Bow Common Shares. Some shareholders may determine that they do not wish to have an investment solely in South Bow’s Liquids Pipelines business or TC Energy’s Natural Gas Pipelines business and Power and Energy

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Solutions. In addition, following completion of the Arrangement, some shareholders may be subject to investment restrictions which preclude them from holding New TC Energy Common Shares or South Bow Common Shares, while other shareholders may elect to sell for different reasons. If there are a significant number of sellers of the New TC Energy Common Shares or the South Bow Common Shares without a corresponding number of buyers, the trading price of those shares could decline, and such decline could be material.

TC Energy may delay or amend the implementation of all or part of the Arrangement or may proceed with the Arrangement even if certain consents and approvals are not obtained on a timely basis.

TC Energy continues to seek and obtain certain necessary consents and approvals in order to implement the Arrangement and related transactions as currently structured. TC Energy may not obtain such consents and approvals on acceptable terms prior to the expected Effective Date. If certain approvals and consents are not received prior to the expected Effective Date, TC Energy may decide to proceed nonetheless, or it may either delay or amend the implementation of all or part of the Arrangement in order to allow sufficient time to complete such matters. See Conditions to Closing of the Arrangement and Tax Rulings – Conditions to the Arrangement.

TC Energy and South Bow will have indemnification obligations to each other following the Arrangement that could be significant.

It is expected that, pursuant to the Tax Matters Agreement, TC Energy and South Bow will agree to a number of representations, warranties and covenants, including agreeing to indemnify and hold harmless the other party against any loss suffered or incurred resulting from, or in connection with, a breach of certain tax-related covenants. In addition, it is expected that, under the terms of the Separation Agreement, subject to certain exceptions, South Bow will generally agree to indemnify TC Energy and its Affiliates from and against any liabilities that are primarily attributed to the Liquids Pipelines business, whether arising or accruing at, prior to or after the Effective Time and whether the facts on which such liability is based occurred at, prior to or after the Effective Time. The Separation Agreement is expected to contain a reciprocal indemnity under which TC Energy will generally agree to indemnify South Bow and its Affiliates from and against the TC Energy Indemnified Liquids Liabilities, as well as any liabilities relating to the businesses and assets retained by TC Energy. It is further expected that TC Energy and South Bow will indemnify each other with respect to non-performance of their respective obligations under the Separation Agreement. Any indemnification claim against TC Energy or South Bow could be substantial, may not be able to be satisfied and may have a Material Adverse Effect upon TC Energy and/or South Bow. See Separation Agreement and Other Arrangements.

As separate companies, the respective businesses of TC Energy and South Bow will be less diversified and will not be mutually supportive.

Ownership of the Natural Gas Pipelines business, Power and Energy Solutions and the Liquids Pipelines business provides TC Energy with diversification resulting from its ownership and operation of each of these business units. As the Arrangement will separate the ownership and operation of these business units, the Arrangement will result in reduced diversification which, in turn, will increase each company’s net exposure to risks associated with its specific assets and operating environment.

There are certain costs related to the Arrangement that must be paid even if the Arrangement is not completed.

There are certain costs related to the Arrangement, such as those for financial and legal advisory services, printing and the Fairness Opinion, that must be paid even if the Arrangement is not completed. There are also opportunity costs associated with the diversion of management attention away from the conduct of business in the ordinary course.

TC Energy and South Bow may not realize the anticipated benefits of the Arrangement.

TC Energy and South Bow may not realize the benefits that TC Energy anticipates from the Arrangement for a number of reasons, including, but not limited to, if any of the matters identified as risks in this Risk Factors section and elsewhere in, or incorporated by reference into, this Circular were to occur. If either TC Energy or South Bow does not realize the anticipated benefits from the Arrangement for any reason, or if the Arrangement is not completed, there may be a Material Adverse Effect on their respective businesses.

The businesses of TC Energy and South Bow may be negatively impacted by each company providing transitional services to the other.

Following the Arrangement, TC Energy and South Bow will provide each other, on a transitional basis, certain services in order to facilitate the orderly transfer of the Liquids Pipelines business to South Bow. These services may require TC Energy and South Bow to divert their resources from their business, which in turn may negatively impact their business, financial condition and results of operations. The personnel performing services for South Bow under the Transition Services Agreement may be employees of TC Energy, and the personnel performing services for TC Energy under the Transition Services Agreement may be employees of South Bow. In the course of performing their respective obligations under the Transition Services Agreement, each of TC Energy and South Bow, as applicable, will allocate certain of its resources and attention of personnel for the benefit of the other party’s business and not their own, which may negatively impact TC Energy’s or South Bow’s, as applicable, business, financial condition and results of operations.

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CERTAIN SECURITIES LAW MATTERS

The following discussion is only a general overview of certain requirements of Canadian and U.S. securities laws applicable to trades in securities of TC Energy or South Bow. All holders of securities of TC Energy or South Bow are urged to consult with their own legal counsel to ensure that any resale of their securities complies with applicable securities legislation.

Canadian Securities Laws

TC Energy is a reporting issuer in all the provinces and territories of Canada. Upon completion of the Arrangement, it is expected that South Bow will be a reporting issuer in all the provinces and territories of Canada.

The issuance of securities of TC Energy and South Bow pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of applicable Canadian securities laws. With certain exceptions, the New TC Energy Common Shares and South Bow Common Shares received by shareholders pursuant to the Arrangement may generally be resold in each of the provinces and territories of Canada without restriction, provided the trade is not a “control distribution” as defined in National Instrument 45-102 – Resale of Securities, no unusual effort is made to prepare the market or create a demand for those securities, no extraordinary commission or consideration is paid to a person or company in respect of the trade and, if the selling securityholder is an insider or officer of the issuer, the insider or officer has no reasonable grounds to believe that the issuer is in default of securities legislation.

Application of MI 61-101

TC Energy is subject to the provisions of MI 61-101, which regulates certain types of transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, and, in certain instances, independent valuations and approval and oversight of certain transactions by a special committee of independent directors.

The Board considered whether the Arrangement would constitute a “related party transaction” within the meaning of MI 61-101. While the Arrangement is a “related party transaction” for purposes of MI 61-101, the Board has determined that it is exempt from the requirements of Part 5 of MI 61-101 pursuant to subparagraph 5.1(k)(i) thereof, because the Arrangement is a transaction in which the general body of holders in Canada of affected securities of the same class are treated identically on a per security basis and the transaction has no “interested party” for purposes of paragraph (d) of the definition of such term in MI 61-101.

U.S. Securities Laws

The securities to be issued or deemed to be issued pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and will be distributed in reliance upon the exemption from registration under the U.S. Securities Act provided by Section 3(a)(10) thereof and available exemptions from applicable state registration requirements. Section 3(a)(10) of the U.S. Securities Act provides an exemption from registration under the U.S. Securities Act for offers and sales of securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. Before approval of the Arrangement, the Court will conduct a hearing to determine the fairness of the terms and conditions of the Arrangement. The Court issued the Interim Order on April 9, 2024 and, subject to the approval of the Arrangement by the shareholders at the meeting, it is expected that a hearing on the Arrangement will be held on June 4, 2024 at 3:30 p.m. (MDT), or as soon thereafter as counsel may be heard. Any shareholder or any other interested party desiring to appear and make submissions at the application for the Final Order may do so, provided that they comply with the applicable procedural requirements set forth in the Interim Order and the Notice of Application. See The Arrangement – Court Approval of the Arrangement.

The Final Order will constitute a basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the securities to be issued pursuant to the Arrangement. The Court will be advised prior to the hearing for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, such approval will be relied upon in seeking an exemption from the registration requirements of the U.S. Securities Act, pursuant to Section 3(a)(10) thereof, with respect to the offer and sale of the securities to be issued or distributed pursuant to the Arrangement.

The securities issued or deemed to be issued pursuant to the Arrangement will generally not be subject to resale restrictions under the U.S. Securities Act, except by persons who are “affiliates” of TC Energy or South Bow after the Arrangement or were affiliates of TC Energy or South Bow within 90 days prior to completion of the Arrangement. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

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Any resale of such securities by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. Subject to certain limitations, such affiliates (and former affiliates) may immediately resell such securities outside the United States without registration under the U.S. Securities Act pursuant to and in accordance with Regulation S under the U.S. Securities Act. Such securities may also be resold in transactions completed in accordance with Rule 144 under the U.S. Securities Act, if available.

The foregoing discussion is only a general overview of certain requirements of the U.S. Securities Act applicable to the resale of the securities issued or deemed to be issued pursuant to the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

STOCK EXCHANGE LISTINGS

TC Energy has applied to list on the TSX (a) the South Bow Common Shares to be issued pursuant to the Arrangement and issuable under the South Bow Stock Option Plan; (b) the TC Energy Arrangement Common Shares to be issued pursuant to the Arrangement; and (c) the TC Energy Special Shares to be issued pursuant to the Arrangement. Listing is subject to the approval of the TSX in accordance with its original listing requirements. The TSX has not conditionally approved such application and there is no assurance that the TSX will approve such application.

The receipt of conditional approval from the TSX in respect of the above listing application, subject only to compliance with the usual requirements of the TSX, is a condition precedent to the completion of the Arrangement under the terms of the Arrangement Agreement, and TC Energy will not proceed with the Arrangement without receiving such approval.

Additionally, TC Energy has applied to list on the NYSE: (a) the South Bow Common Shares to be issued pursuant to the Arrangement and issuable under the South Bow Stock Option Plan; (b) the TC Energy Arrangement Common Shares to be issued pursuant to the Arrangement; and (c) the TC Energy Special Shares to be issued pursuant to the Arrangement. Listing on the NYSE will be subject to TC Energy and South Bow, as applicable, fulfilling all of the listing requirements of the NYSE.

The receipt of approval from the NYSE in respect of the above listing application, subject to notice of issuance, is a condition precedent to the completion of the Arrangement under the terms of the Arrangement Agreement, and TC Energy will not proceed with the Arrangement without receiving such approval.

The trading symbol for the South Bow Common Shares will be “SOBO” on the TSX and the NYSE. The New TC Energy Common Shares will continue to be listed on the TSX and on the NYSE under TC Energy’s current trading symbol, “TRP”.

TRADING OF SHARES ON THE TSX AND NYSE

The following is a summary of the trading markets that may develop in TC Energy shares and South Bow Common Shares prior to the Distribution Payment Date. Additional information on trading will be provided by news release once available. Shareholders are encouraged to consult their brokers and financial advisors regarding the specific consequences of trading TC Energy shares and South Bow Common Shares prior to the Distribution Payment Date. Shareholders are advised that the following disclosure has been prepared on the basis of a T+1 settlement cycle, which is expected to take effect on May 27, 2024.

Type of Trading and Markets

Shares may trade on the TSX and the NYSE under a variety of methods and markets as follows:

Regular Way

“Regular-way” trading typically involves a trade of a listed share that settles on the first full trading day following the date of the acquisition or disposition of such share. The TC Energy shares currently trade on a “regular-way” basis on the TSX and the NYSE and, on the first trading day following the Distribution Payment Date, the New TC Energy Common Shares and South Bow Common Shares will trade on a “regular-way” basis on the TSX and the NYSE.

Ex-Distribution

As the settlement of a “regular-way” trade occurs on the first full trading day following the date of the acquisition or disposition of a listed share, in the event an issuer is making a distribution to holders of that share of record on a particular record date, at the opening of trading on such record date (the Ex-Date), the share will trade “ex-distribution”, meaning those who acquire or dispose of that share on or after the Ex-Date will have settlement occur on the first full trading day following the date of the acquisition or disposition, which settlement day will be after the record date and thus the buyer will not be entitled to receive, and the seller will retain the right to receive, the applicable distribution when made. As a result, the market value of the listed share will typically decline as of the Ex-Date to reflect the lack of entitlement to the distribution.

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Due Bills

A “due bill” is an entitlement to receive (among other things) a security that can attach to a share. In circumstances where an issuer will be undergoing certain material corporate events that will involve a distribution, such as stock-splits, spin offs or other distributions in circumstances where the effective date or payment date of the event cannot be determined with certainty in advance, “due bills” are often attached to the listed shares of that issuer on the Ex-Date, which “due bills” represent the entitlement to receive that distribution notwithstanding that the shares began trading “ex-distribution” on the Ex-Date. In this way, the buyer and seller of the share will be acquiring and disposing of both the share and the distribution “due bill” entitlement on and after the Ex-Date, and therefore the listed share should continue to carry the appropriate market value until the “due bill” entitlement has been paid.

With respect to the Arrangement, since completion of the Arrangement is subject to the satisfaction of a number of conditions precedent, it is possible that the Arrangement will not be completed on the expected Effective Date or at all, in which case, the expected Distribution Record Date and Distribution Payment Date will change or be nullified, as the case may be. Therefore, the Ex-Date in respect of the Arrangement cannot be determined with certainty and market valuation issues could arise between the expected Ex-Date and the actual Effective Date and/or Distribution Payment Date. Accordingly, a “due bill” trading market may be used in connection with the Arrangement in order to address such uncertainties. In such market, any TC Energy share traded during the applicable period will have “due bills” attached carrying the right to receive South Bow Common Shares. By having such a “due bill” market for the TC Energy shares, the Ex-Date for the TC Energy shares in such market will be deferred and buyers and sellers of TC Energy shares will be certain of the entitlements attaching thereto. Shareholders trading TC Energy shares in this market during the applicable period will not be required to take any special action. Any trades of TC Energy shares that are executed during the applicable period will be automatically flagged to ensure buyers receive the distribution entitlement and sellers do not.

In the event that a “due bill” trading market is used in connection with the Arrangement, the details thereof will be disclosed prior to the Distribution Record Date by way of a news release.

When Issued/If, As and When Issued

“When issued” or “if, as and when issued” trading refers to a share transaction made conditionally on or before the distribution or issuance date because the share is not yet available (and if the conditions to the distribution or issuance are not met, such that the distribution or issuance is not made, all “when issued” or “if, as and when issued” trades do not settle and are null and void). A “when issued” market for the South Bow Common Shares may be made available on the TSX and the NYSE. In addition, a “when issued ex-distribution” market for the TC Energy shares, which would allow the TC Energy shares to trade without an entitlement to receive South Bow Common Shares under the Arrangement, may be made available on the TSX and the NYSE. In the event that either such market is made available in connection with the Arrangement, the details thereof will be disclosed prior to the Distribution Record Date by way of a news release.

MATERIAL INCOME TAX CONSIDERATIONS

Tax Rulings

The Canadian Tax Ruling received from the CRA contains income tax rulings binding on the CRA which confirm that the transfer of the Transferred Property may be accomplished on a tax-free basis, and certain other tax matters related to the Arrangement, provided that the material facts presented are accurately stated, the transfer is implemented as disclosed to the CRA and certain other conditions are satisfied. This requires, among other things, that the Arrangement complies with all requirements of the public company “butterfly” rules in Section 55 of the Tax Act. See The Arrangement – Conditions to Closing of the Arrangement and Tax Rulings.

The U.S. Tax Ruling received from the IRS contains income tax rulings binding on the IRS on certain issues relating to the qualification of the Arrangement as tax-free under Sections 368(a)(1)(D) and 355(a), and related provisions of the U.S. Code. The validity of the U.S. Tax Ruling is based on disclosure of the pertinent facts associated with the Arrangement and representations made to the IRS by TC Energy and South Bow. If any of these representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if TC Energy or South Bow breach any of their respective representations or covenants contained in any of the separation-related agreements and documents or in any documents relating to the U.S. Tax Ruling, the U.S. Tax ruling may be invalid and the conclusions reached therein could be jeopardized. In addition, to the extent that certain additional transactions are entered into and/or executed by TC Energy or South Bow that are not fully disclosed in the U.S. Tax Ruling, the IRS can, to the extent such deviations from the disclosed facts, assumptions or undertakings impact the tax treatment of the transaction, retroactively revoke or require modification of the U.S. Tax Ruling. See The Arrangement – Conditions to Closing of the Arrangement and Tax Rulings.

Meaning of “Tax Free”

The use of the phrase “tax-free” in this Circular is a reference to the tax-deferred nature of the Arrangement. Specifically, the receipt of South Bow Common Shares pursuant to the Arrangement is generally intended not to result in taxable income or gain to Holders for

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Canadian federal income tax purposes or U.S. federal income tax purposes. As described under the heading Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations and Material Income Tax Considerations – Certain United States Federal Income Tax Considerations, a Holder may trigger certain tax consequences upon the receipt of cash in lieu of fractional South Bow Common Shares to which they may otherwise be entitled pursuant to the Arrangement or on a subsequent disposition of a New TC Energy Common Share or a South Bow Common Share (in the ordinary course or otherwise).

Certain Canadian Federal Income Tax Considerations

In the opinion of Blake, Cassels & Graydon LLP, Canadian counsel to TC Energy in respect of the Arrangement, the following represents, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Tax Act in respect of the Arrangement generally applicable to a shareholder who holds TC Energy shares as beneficial owner and who, for the purposes of the Tax Act and at all relevant times: (a) holds TC Energy shares, and will hold any New TC Energy Common Shares or South Bow Common Shares received pursuant to the Arrangement, (all such shares, collectively, the Arrangement Shares) as capital property; and (b) deals at arm’s length with each of TC Energy and South Bow and is not affiliated with either of TC Energy or South Bow (a Holder). Generally, Arrangement Shares will be capital property to a Holder provided that the Holder does not hold such shares in the course of carrying on a business and has not acquired such shares in one or more transactions considered to be an adventure or concern in the nature of trade.

The Canadian Tax Ruling received from the CRA confirms certain of the tax consequences discussed in this summary. This summary assumes that the conditions and qualifications to the rulings in the Canadian Tax Ruling will be satisfied or complied with (as applicable). See The Arrangement – Conditions to Closing of the Arrangement and Tax Rulings – Conditions to the Arrangement, and The Arrangement – Conditions to Closing of the Arrangement and Tax Rulings – Conditions to the Tax Rulings – Conditions to the Canadian Tax Ruling.

This summary is not applicable to a Holder: (a) that is a “financial institution” as defined in the Tax Act for the purposes of the “mark-to-market” rules; (b) that is a “specified financial institution” as defined in the Tax Act; (c) an interest in which is a “tax shelter investment” as defined in the Tax Act or who acquires any Arrangement Shares as a “tax shelter investment” (and this summary assumes that no such persons hold such shares); (d) that has entered into a “derivative forward agreement” as defined in the Tax Act with respect to the Arrangement Shares; (e) that has elected to report its “Canadian tax results” as defined in the Tax Act in a currency other than Canadian currency; (f) that has, directly or indirectly, a “significant interest” (as defined in the Tax Act) in TC Energy or South Bow; (g) if any affiliate of TC Energy or South Bow is, or becomes as part of a series of transactions that includes the acquisition of shares of TC Energy or South Bow, a “foreign affiliate” (for purposes of the Tax Act) of such Holder or of any corporation that does not deal at arm’s length with such Holder for purposes of the Tax Act; (h) that is exempt from tax under Part I of the Tax Act, or (i) is considered to be a partnership for purposes of the Tax Act.

This summary does not address the Canadian federal income tax considerations applicable to holders of TC Energy Stock Options, TC Energy DSUs, TC Energy PSUs or TC Energy RSUs, as applicable, or to Holders who received TC Energy shares upon the exercise of the right to acquire TC Energy shares under TC Energy Stock Options, as applicable.

This summary does not address the deductibility of interest on money borrowed to acquire TC Energy shares.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (Regulations) and counsel’s understanding of the administrative practices and assessing positions of the CRA published in writing and made publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) (Tax Proposals) before the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed; however, no assurance can be given that the Tax Proposals will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and does not otherwise take into account or anticipate any changes in law or administrative policies, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account any other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is not exhaustive and is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. Holders should consult their own tax advisors to determine the tax consequences to them of the Arrangement having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

Currency Conversion

For purposes of the Tax Act, all amounts expressed in a currency other than Canadian dollars relating to the acquisition, holding or disposition of the Arrangement Shares must be converted into Canadian dollars based on exchange rates as determined in accordance with the Tax Act.

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Shareholders Resident in Canada

The following portion of the summary is generally applicable to Holders who, for the purposes of the Tax Act and at all relevant times, are, or are deemed to be, resident in Canada (Resident Shareholders).

Certain Resident Shareholders whose Arrangement Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election in accordance with Subsection 39(4) of the Tax Act to have such shares, and any other “Canadian security” (as defined in the Tax Act) owned by the Resident Shareholder in the taxation year in which the election is made and in all subsequent taxation years, deemed to be capital property. Resident Shareholders contemplating making such an election should consult their own tax advisors as to whether such election is available and/or advisable in the Resident Shareholder’s particular circumstances.

This summary is not applicable to a Resident Shareholder that identifies as a non-resident of Canada for Canadian federal income tax purposes. Any such Holders should consult their own tax advisors with respect to the Arrangement.

Additional considerations, not discussed herein, may be applicable to a Resident Shareholder that is a corporation (or does not deal at arm’s length with a corporation) that is, or becomes as part of a transaction or series of transactions or events that includes the Arrangement, controlled by a non-resident person or group of non-resident persons that do not deal with each other at arm’s length for the purposes of the “foreign affiliate dumping” rules in Section 212.3 of the Tax Act. Such Resident Shareholders should consult their own tax advisors.

Exchange of TC Energy shares for TC Energy Arrangement Common Shares and TC Energy Special Shares

As part of the Arrangement, each Resident Shareholder will transfer each TC Energy share held by such Resident Shareholder to TC Energy in exchange for (a) one TC Energy Arrangement Common Share and (b) one TC Energy Special Share.

On such exchange, a Resident Shareholder will be deemed to have disposed of such TC Energy share for proceeds of disposition equal to the adjusted cost base of such share immediately before the exchange. Accordingly, a Resident Shareholder will not realize a capital gain or a capital loss as a result of such exchange.

The aggregate adjusted cost base of the TC Energy Arrangement Common Shares and TC Energy Special Shares acquired by a Resident Shareholder on such exchange will be equal to the Resident Shareholder’s aggregate adjusted cost base of its TC Energy shares immediately before the exchange. The aggregate adjusted cost base of a Resident Shareholder’s TC Energy shares immediately before the exchange will be allocated among the TC Energy Arrangement Common Shares and TC Energy Special Shares acquired by the Resident Shareholder on the exchange in proportion to the relative fair market value of such shares immediately after the exchange. It is intended that, following the Arrangement, TC Energy and South Bow will inform Resident Shareholders either by news release or on their websites of their estimate of the appropriate proportionate allocation; however, such allocation will not be binding on the CRA or on any Resident Shareholder.

Exchange of TC Energy Special Shares for South Bow Common Shares

As part of the Arrangement, and following the exchange under Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Shareholders Resident in Canada – Exchange of TC Energy shares for TC Energy Arrangement Common Shares and TC Energy Special Shares, each Resident Shareholder will transfer each TC Energy Special Share acquired by it pursuant to the Arrangement to South Bow in exchange for 0.2 of a South Bow Common Share. No joint election pursuant to Subsection 85(1) will be made available to a Holder as between such Holder and TC Energy or South Bow.

Unless a Resident Shareholder includes any portion of the gain or loss otherwise determined in respect of such exchange in computing its income for the taxation year in which the exchange occurs, the Resident Shareholder will be deemed to have disposed of such TC Energy Special Share for proceeds of disposition equal to the Resident Shareholder’s adjusted cost base of such TC Energy Special Share immediately prior to such exchange. Accordingly, the Resident Shareholder will not realize a capital gain or a capital loss as a result of the exchange. The aggregate adjusted cost base of the South Bow Common Shares acquired by the Resident Shareholder on the exchange will be equal to the adjusted cost base immediately before the exchange of the TC Energy Special Shares disposed of by the Resident Shareholder on the exchange.

Where a Resident Shareholder includes any portion of the gain or loss otherwise determined in respect of such exchange in computing its income for the taxation year in which the exchange occurs, the Resident Shareholder will realize a capital gain (or capital loss) on the TC Energy Special Shares to the extent that the Resident Shareholder’s aggregate proceeds of disposition for such shares, net of any reasonable costs of disposition, exceed (or are less than) the Resident Shareholder’s aggregate adjusted cost base of such shares immediately before the exchange. The Resident Shareholder’s aggregate proceeds of disposition for the TC Energy Special Shares will be equal to the aggregate fair market value of the South Bow Common Shares received on the exchange. The Resident Shareholder’s aggregate adjusted cost base of the South Bow Common Shares received by the Resident Shareholder on the transfer will also be equal to that fair market value.

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Exchange of TC Energy Arrangement Common Shares for New TC Energy Common Shares

As part of the Arrangement, and following the exchange under Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Shareholders Resident in Canada – Exchange of TC Energy Special Shares for South Bow Common Shares, each Resident Shareholder will transfer each TC Energy Arrangement Common Share held by such Resident Shareholder to TC Energy in exchange for one New TC Energy Common Share.

Such exchange by a Resident Shareholder should not be a disposition of property for purposes of the Tax Act and, accordingly, should not give rise to a capital gain or capital loss. The aggregate adjusted cost base of the New TC Energy Common Shares acquired by a Resident Shareholder on such exchange will be equal to the Resident Shareholder’s aggregate adjusted cost base of its TC Energy Arrangement Common Shares immediately before such exchange.

Dividends on New TC Energy Common Shares or South Bow Common Shares (Post-Arrangement)

Dividends received or deemed to be received by a Resident Shareholder on New TC Energy Common Shares or South Bow Common Shares after the Arrangement will be included in computing the Resident Shareholder’s income for the purposes of the Tax Act. Such dividends received or deemed to be received by a Resident Shareholder that is an individual (including a trust) will generally be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from corporations resident in Canada, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated as “eligible dividends” for these purposes. There may be limitations on the ability of TC Energy or South Bow to designate dividends as “eligible dividends”.

Generally, dividends received or deemed to be received by a Resident Shareholder that is a corporation on New TC Energy Common Shares or South Bow Common Shares after the Arrangement will be included in computing the corporation’s income but will be deductible in computing the corporation’s taxable income, subject to certain limitations in the Tax Act. In certain circumstances, Subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Shareholder that is a corporation as proceeds of disposition or a capital gain. Resident Shareholders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Shareholder that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on New TC Energy Common Shares or South Bow Common Shares, to the extent that such dividends are deductible in computing the Resident Shareholder’s taxable income. Such additional tax may be refundable in certain circumstances.

Dispositions of New TC Energy Common Shares or South Bow Common Shares (Post- Arrangement)

A disposition by a Resident Shareholder of New TC Energy Common Shares or South Bow Common Shares after the Arrangement generally will result in a capital gain (or a capital loss) to such Resident Shareholder to the extent that the proceeds of disposition received, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to such Resident Shareholder immediately before the disposition. The tax treatment of capital gains and capital losses is discussed in this portion of the summary under the heading Certain Canadian Federal Income Tax Considerations – Shareholders Resident in Canada – Taxation of Capital Gains and Capital Losses.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Shareholder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a taxable capital gain) realized by it in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Shareholder must deduct one-half of the amount of any capital loss (an allowable capital loss) realized in a taxation year from taxable capital gains realized by such Resident Shareholder in that taxation year. Allowable capital losses in excess of taxable capital gains in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such year to the extent and under the circumstances specified in the Tax Act.

The amount of a capital loss otherwise arising on the disposition of a share by a Resident Shareholder that is a corporation may, to the extent and under the circumstances specified in the Tax Act, be reduced by dividends previously received or deemed to have been received on such share (or on a share for which such share was exchanged). Similar rules apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary. Resident Shareholders to whom these rules may be relevant should consult their own tax advisors.

A Resident Shareholder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or, at any time in the year, a “substantive CCPC” (as proposed to be defined in the Tax Act pursuant to the proposed amendments in Bill C-59) may be liable to pay an additional tax, refundable in certain circumstances, on its “aggregate investment income”. For this purpose, aggregate investment income will include an amount in respect of taxable capital gains and interest.

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Alternative Minimum Tax

Dividends received or deemed to be received, or a capital gain realized, on New TC Energy Common Shares or South Bow Common Shares by a Resident Shareholder who is an individual (including certain trusts) may give rise to a liability for alternative minimum tax under the Tax Act. The Minister of Finance (Canada) announced proposed changes to the existing rules in the Tax Act relating to alternative minimum tax in the federal budget on March 28, 2023. In the 2023 Fall Economic Statement released on November 21, 2023, the Minister of Finance (Canada) confirmed the government’s intention to proceed with the previously announced proposed changes to the existing rules in the Tax Act relating to alternative minimum tax, as modified to take into account consultations and deliberations since their release.

Eligibility for Investment

Provided that the New TC Energy Common Shares and the South Bow Common Shares are and continue to be listed on a “designated stock exchange” (as defined in the Tax Act and which currently includes the NYSE and the TSX) or are shares of a “public corporation” (as defined in the Tax Act), such shares will be qualified investments under the Tax Act for trusts governed by RRSPs, RRIFs, RDSPs, deferred profit sharing plans, RESPs, FHSAs, and TFSAs.

Notwithstanding the foregoing, if a New TC Energy Common Share or a South Bow Common Share is a “prohibited investment” (as defined in the Tax Act) for a trust governed by an RRSP, RRIF, RDSP, RESP, FHSA or TFSA, the holder of the FHSA, TFSA or RDSP, the annuitant under the RRSP or RRIF or the subscriber of the RESP, as the case may be, will be subject to a penalty tax under the Tax Act. Based on the current provisions of the Tax Act and Regulations, a New TC Energy Common Share or a South Bow Common Share will not be a prohibited investment for a trust governed by an RRSP, RRIF, RDSP, RESP, FHSA or TFSA, provided that the holder of the FHSA, TFSA or RDSP, the annuitant under the RRSP or RRIF or the subscriber of the RESP, as the case may be: (a) deals at arm’s length with TC Energy or South Bow, as the case may be, for purposes of the Tax Act; and (b) does not have a “significant interest” (as defined in Subsection 207.01(4) of the Tax Act) in TC Energy or South Bow, as the case may be. In addition, New TC Energy Common Shares and South Bow Common Shares will not be a prohibited investment if such shares are “excluded property” (as defined in the Tax Act) for an RRSP, RRIF, RDSP, RESP, FHSA or TFSA.

Resident Shareholders who will hold or who intend to hold the Arrangement Shares in a RRSP, RRIF, RDSP, RESP, FHSA or TFSA should consult their own tax advisors with respect to the application of these rules in their particular circumstances.

Shareholders Not Resident in Canada

The following portion of the summary is applicable generally to Holders who, at all relevant times and for purposes of the Tax Act and any applicable income tax treaty or convention, are not, and are not deemed to be, resident in Canada, and do not use or hold and are not deemed to use or hold, and will not use or hold or be deemed to use or hold, the Arrangement Shares in carrying on a business in Canada (Non-Resident Shareholders). Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that carries on an insurance business in Canada or elsewhere or an “authorized foreign bank” (as defined in the Tax Act) and any such Non-Resident Shareholders should consult their own tax advisors with respect to the application of these rules in their particular circumstances.

The following portion of the summary assumes that no Non-Resident Shareholder will file a Canadian tax return that reports all or any portion of the gain or loss otherwise determined in respect of the exchange of TC Energy Special Shares for South Bow Common Shares pursuant to the Arrangement. For the reasons set out below in Certain Canadian Federal Income Tax Considerations – Shareholders Not Resident in Canada – Taxable Canadian Property, this summary assumes that the Arrangement Shares disposed of pursuant to the Arrangement will not be, or be deemed to be, “taxable Canadian property” of any Non-Resident Shareholder for purposes of the Tax Act.

The Arrangement

A Non-Resident Shareholder will generally be subject to the same Canadian federal income tax consequences as a Resident Shareholder in respect of: (a) the exchange of TC Energy shares for TC Energy Arrangement Common Shares and TC Energy Special Shares; (b) the transfer of TC Energy Special Shares to South Bow in exchange for South Bow Common Shares; and (c) the exchange of TC Energy Arrangement Common Shares for New TC Energy Common Shares, as discussed above in this summary under the heading Certain Canadian Federal Income Tax Considerations – Shareholders Resident in Canada. Accordingly, a Non-Resident Shareholder will generally not realize a capital gain or a capital loss as a result of the Arrangement.

Dividends on New TC Energy Common Shares or South Bow Common Shares (Post-Arrangement)

Dividends on New TC Energy Common Shares or South Bow Common Shares that are paid or credited or deemed to be paid or credited to a Non-Resident Shareholder after the Arrangement will be subject to Canadian withholding tax at the rate of 25 per cent of the gross amount of such dividends, unless such rate is reduced by the terms of an applicable income tax treaty or convention. For example, under the Canada – United States Tax Convention (1980), as amended (Canada-U.S. Treaty), dividends paid or credited to a Non-Resident Shareholder who is the beneficial owner of such dividends and who is a resident of the United States for purposes of the Canada-U.S. Treaty and who is fully entitled to the benefits of the Canada-

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U.S. Treaty will generally be subject to Canadian withholding tax at a rate of 15 per cent of the gross amount of the dividends. Non-Resident Shareholders should consult their own tax advisors to determine their entitlement to relief under any applicable income tax treaty or convention.

Dispositions of New TC Energy Common Shares or South Bow Common Shares (Post- Arrangement)

On a disposition or deemed disposition of New TC Energy Common Shares or South Bow Common Shares after the Arrangement, a Non-Resident Shareholder will not be subject to tax under the Tax Act in respect of a capital gain realized by the Non-Resident Shareholder on such disposition or deemed disposition, and capital losses arising on such disposition or deemed disposition will not be recognized under the Tax Act, unless such shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Shareholder at the time of disposition and the Non-Resident Shareholder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Shareholder is resident.

Taxable Canadian Property

Provided that the New TC Energy Common Shares or the South Bow Common Shares, as the case may be, are listed on a “designated stock exchange” (as defined in the Tax Act and which currently includes the NYSE and the TSX) at the time of the disposition or deemed disposition, the New TC Energy Common Shares or the South Bow Common Shares, as the case may be, generally will not constitute “taxable Canadian property” of a Non-Resident Shareholder, unless at any time during the 60-month period immediately preceding the disposition or deemed disposition, the following two conditions have been met concurrently: (a) one or any combination of (i) the Non-Resident Shareholder, (ii) persons with whom the Non-Resident Shareholder did not deal at arm’s length for purposes of the Tax Act, or (iii) partnerships in which the Non-Resident Shareholder or persons described in (ii) hold a membership interest directly or indirectly through one or more partnerships, owned 25 per cent or more of the issued shares of any class of the capital stock of TC Energy or South Bow, as the case may be; and (b) more than 50 per cent of the fair market value of the New TC Energy Common Shares or the South Bow Common Shares, as the case may be, was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) or an option in respect of, an interest in, or for civil law or a right in, any such property, whether or not such property exists. Notwithstanding the foregoing, the New TC Energy Common Shares or the South Bow Common Shares may be deemed to be “taxable Canadian property” to a Non-Resident Shareholder for the purposes of the Tax Act in certain circumstances.

Non-Resident Shareholders who may hold the New TC Energy Common Shares or the South Bow Common Shares as “taxable Canadian property” should consult their own tax advisors.

Certain United States Federal Income Tax Considerations

The following discussion summarizes certain material U.S. federal income tax considerations applicable to U.S. Holders with respect to the receipt of South Bow Common Shares pursuant to the Arrangement and the ownership and disposition of South Bow Common Shares by such U.S. Holders. This section is general in nature and does not purport to be a complete analysis of all potential tax effects.

This discussion only addresses persons that hold TC Energy common shares, and will hold South Bow Common Shares received in the Arrangement, as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances, including any tax consequences of: (a) any dispositions of property, other than the South Bow Common Shares received in the Arrangement; or (b) any transactions occurring prior to or after the Arrangement. This discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of TC Energy common shares or South Bow Common Shares in light of their personal circumstances, or to any holders subject to special treatment under the U.S. Code, such as:

•	banks, mutual funds, and other financial institutions;
•	real estate investment trusts and regulated investment companies;
•	traders in securities who elect to apply a mark-to-market method of accounting;
•	tax-exempt organizations or governmental organizations;
•	insurance companies;
•	dealers or brokers in securities or foreign currency;
•	individual retirement and other tax-deferred accounts;
•	persons whose functional currency is not the U.S. dollar;
•	U.S. expatriates and former citizens or long-term residents of the United States;
•	PFICs, controlled foreign corporations, or corporations that accumulate earnings to avoid U.S. federal income tax;
•	persons subject to the alternative minimum tax;
•	persons subject to the Medicare contribution tax on net investment income;

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•

persons who own or will own (directly, indirectly, or constructively) 10 per cent or more of the total voting power of all classes of shares entitled to vote or of the total value of all classes of shares of either TC Energy or South Bow;

•	persons who hold their TC Energy common shares or South Bow Common Shares as part of a straddle, hedging, conversion, wash sale, constructive sale, integrated or similar transaction;
•	partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein);
•	persons who own or will own TC Energy common shares or South Bow Common Shares in connection with a trade or business conducted outside the United States;
•	persons who are subject to special tax accounting rules under Section 451(b) of the U.S. Code; and
•	persons who received TC Energy common shares or South Bow Common Shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of TC Energy common shares or, after the completion of the Arrangement, South Bow Common Shares, which for U.S. federal income tax purposes is:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States, any state thereof, or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. Persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. Person for U.S. federal income tax purposes.

If a partnership, including for this purpose any arrangement or entity that is treated as a partnership for U.S. federal income tax purposes, holds TC Energy common shares or, after completion of the Arrangement, South Bow Common Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Holders that are partnerships for U.S. federal income tax purposes and the partners in such partnerships are urged to consult their tax advisers regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of South Bow Common Shares.

This discussion is based on current provisions of the U.S. Code, the U.S. Treasury Regulations, judicial decisions, published positions of the IRS, and other applicable authorities, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, and to differing interpretations. This discussion does not address all U.S. federal tax laws (such as estate or gift tax laws), nor does it address any aspects of U.S. state or local or non-U.S. taxation. In addition, except as expressly described herein, this discussion does not address the U.S. federal income tax consequences that may apply to U.S. Holders under the Canada-U.S. Treaty.

It is a condition to the Arrangement that the U.S. Tax Ruling regarding certain U.S. federal income tax matters relating to the Arrangement received by TC Energy remain valid and be satisfactory to the Board. In addition, it is a condition to the Arrangement that TC Energy receives an opinion from White & Case LLP, satisfactory to the Board, regarding certain U.S. federal income tax matters relating to the Arrangement.

The opinion of White & Case LLP will be conditioned upon the continuing validity of the U.S. Tax Ruling. In addition, the U.S. Tax Ruling is, and the opinion of White & Case LLP will be, based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of TC Energy and South Bow (including those relating to the past and future conduct of TC Energy and South Bow). If any of these representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if TC Energy or South Bow breach any of their respective representations or covenants contained in any of the separation-related agreements and documents or in any documents relating to the U.S. Tax Ruling and/or the opinion of White & Case LLP, the U.S. Tax Ruling and/or such opinion may be invalid and the conclusions reached therein could be jeopardized. In addition, to the extent that certain additional transactions are entered into and/or executed by TC Energy or South Bow that are not fully disclosed in the U.S. Tax Ruling, the IRS can, to the extent such deviations from the disclosed facts, assumptions or undertakings impact the tax treatment of the transaction, retroactively revoke or require modification of the U.S. Tax Ruling.

Accordingly, notwithstanding the U.S. Tax Ruling or the opinion of White & Case LLP, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to one or more of the conclusions in the U.S. Tax Ruling or such opinion. In addition, neither the U.S. Tax Ruling nor the opinion of White & Case LLP address or will address all of the issues that are relevant to determining whether the Arrangement, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes. An opinion of a tax advisor represents the judgment of such tax advisor and is not binding on the IRS or any court, and the IRS or a court may disagree with the conclusions in the opinion(s) of such tax advisor. Thus, TC Energy cannot provide assurances

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that the intended U.S. tax treatment will be achieved, or that U.S. Holders will not incur substantial U.S. federal income tax liabilities in connection with the Arrangement and certain related transactions.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. U.S. HOLDERS OF TC ENERGY COMMON SHARES OR, AFTER THE COMPLETION OF THE ARRANGEMENT, SOUTH BOW COMMON SHARES ARE URGED TO CONSULT THEIR TAX ADVISERS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT AND THE OWNERSHIP AND DISPOSITION OF SOUTH BOW COMMON SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES OF SUCH MATTERS ARISING UNDER U.S. FEDERAL TAX LAWS OTHER THAN THOSE PERTAINING TO INCOME TAX, INCLUDING ESTATE OR GIFT TAX LAWS, OR UNDER ANY STATE, LOCAL, OR NON-U.S. TAX LAWS OR THE CANADA-U.S. TREATY.

Tax Consequences of the Arrangement

It is expected that, for U.S. federal income tax purposes:

•

U.S. Holders of TC Energy common shares should recognize no gain or loss (and no amounts should be includible in income) upon receipt of South Bow Common Shares pursuant to the Arrangement, except with respect to any cash received in lieu of fractional South Bow Common Shares;

•

the aggregate basis of the New TC Energy Common Shares and the South Bow Common Shares (including any fractional share interest in South Bow Common Shares for which cash is received) in the hands of U.S. Holders of TC Energy common shares immediately after the Arrangement should be the same as the aggregate basis of the TC Energy common shares held by U.S. Holders of TC Energy common shares immediately before the Arrangement allocated between the New TC Energy Common Shares and the South Bow Common Shares (including any fractional share interest in South Bow Common Shares for which cash is received) in proportion to the fair market value of each immediately following the Arrangement; and

•

the holding period of South Bow Common Shares received by U.S. Holders of TC Energy common shares in the Arrangement (including any fractional share interest in South Bow Common Shares for which cash is received) should generally include the holding period of the TC Energy common shares with respect to which the deemed distribution of South Bow Common Shares is made pursuant to the Arrangement.

A U.S. Holder who receives cash in lieu of a fractional South Bow Common Share in the Arrangement will be treated as having sold such fractional South Bow Common Share for cash, and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such U.S. Holder’s adjusted tax basis in such fractional South Bow Common Share. Such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for its TC Energy common shares exceeds one year at the time of the Arrangement.

U.S. Holders of TC Energy common shares that have acquired different blocks of TC Energy common shares at different times or at different prices are urged to consult their own tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, South Bow Common Shares and New TC Energy Common Shares.

Following the Effective Date, TC Energy will prepare and file in accordance with U.S. Treasury Regulations (including by posting a copy on the investor relations section of its website) an IRS Form 8937 with respect to the Arrangement. It is anticipated that information regarding the expected qualification of the Arrangement under Sections 368(a)(1)(D) and 355(a) of the U.S. Code, including TC Energy’s estimate of the proportionate allocation of tax basis, will be made available on such IRS Form 8937 following the consummation of the Arrangement. TC Energy’s estimated allocation will not be binding on the IRS or on any U.S. Holder. U.S. Treasury Regulations also require certain U.S. Holders who receive South Bow Common Shares in the Arrangement to attach to such U.S. Holder’s federal income tax return for the year in which the Arrangement occurs a detailed statement setting forth certain information relating to the tax-free nature of the Arrangement. U.S. Holders are urged to consult their own tax advisors regarding the information provided on IRS Form 8937, including regarding the allocation of their aggregate adjusted tax basis among the New TC Energy Common Shares and South Bow Common Shares, their holding period of the New TC Energy Common Shares and South Bow Common Shares, and any other information that may be required to be filed with the IRS with respect to the Arrangement.

As discussed above, notwithstanding the receipt by TC Energy of the U.S. Tax Ruling and the opinion of White & Case LLP, the IRS could assert that the Arrangement does not qualify for tax-free treatment for U.S. federal income tax purposes, in which case each U.S. Holder who receives South Bow Common Shares pursuant to the Arrangement may be treated as receiving a taxable distribution in an amount equal to the fair market value of the South Bow Common Shares received by such U.S. Holder. Specifically, in that event, the full value of the South Bow Common Shares received by a U.S. Holder generally should be treated first as a taxable dividend to the extent paid out of TC Energy’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), then as a non-taxable return of capital to the extent of the U.S. Holder’s basis in its TC Energy common shares, and finally as capital gain from the sale or exchange of the TC Energy common shares with respect to any remaining value. In such event, each U.S. Holder would generally have a

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tax basis in the South Bow Common Shares received equal to their fair market value on the Effective Date and the holding period of South Bow Common Shares received would generally begin on the day following the Effective Date. For a further discussion on the U.S. federal income tax treatment of distributions made with respect to South Bow Common Shares, see Material Income Tax Considerations – Tax Consequences of the Ownership and Disposition of South Bow Common Shares – Distributions on South Bow Common Shares.

Tax Consequences of the Ownership and Disposition of South Bow Common Shares

Distributions on South Bow Common Shares

Subject to the discussion below under Certain United States Federal Income Tax Considerations – Tax Consequences of the Ownership and Disposition of South Bow Common Shares – PFIC Considerations, the gross amount of any distribution of cash or property paid to a U.S. Holder with respect to South Bow Common Shares (including any Canadian taxes withheld from such distribution) will generally be included in the U.S. Holder’s gross income on the date actually or constructively received as a dividend to the extent paid out of the current or accumulated earnings and profits of South Bow, as determined under U.S. federal income tax principles. To the extent that the amount of a distribution exceeds the current and accumulated earnings and profits of South Bow, the excess is treated as a non-taxable recovery of basis to the extent of the U.S. Holder’s basis in South Bow Common Shares, and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder held the South Bow Common Shares for more than one year as of the time such distribution is actually or constructively received. South Bow currently does not intend to calculate its earnings and profits under U.S. federal income tax principles. Thus, U.S. Holders should expect that distributions will be reported as dividends for U.S. federal income tax purposes.

Dividends on South Bow Common Shares generally will not be eligible for the dividends-received deduction generally available to U.S. corporations with respect to dividends received from other U.S. corporations. With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that: (a) South Bow is eligible for the benefits of the Canada-U.S. Treaty or South Bow Common Shares are readily tradable on the NYSE; (b) South Bow is not a PFIC (as discussed below under Certain United States Federal Income Tax Considerations – Tax Consequences of the Ownership and Disposition of South Bow Common Share — PFIC Considerations) for the taxable year in which the dividend is paid and the preceding taxable year; and (c) certain holding period and other requirements are met.

The amount of any dividend paid in Canadian dollars will be the U.S. dollar value of the Canadian dollars received calculated by reference to the spot rate of exchange in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss.

A U.S. Holder may be entitled, subject to certain limitations, to a credit against its U.S. federal income tax liability, or to a deduction, if elected, in computing its U.S. federal taxable income, for non-refundable Canadian income taxes withheld from dividends at a rate not exceeding the rate provided in the Canada-U.S. Treaty (if applicable). For purposes of the foreign tax credit limitation, dividends paid by South Bow generally will constitute foreign source income in the “passive category income” basket. However, there are significant complex limitations on a U.S. Holder’s ability to claim such a credit or deduction. U.S. Holders are urged to consult their tax advisors regarding the creditability or deductibility of any withholding taxes under their particular circumstances.

Sale or Other Disposition of South Bow Common Shares

Subject to the discussion below under Certain United States Federal Income Tax Considerations – Tax Consequences of the Ownership and Disposition of South Bow Common Shares – PFIC Considerations, a U.S. Holder is expected to recognize taxable gain or loss upon the sale, exchange, or other taxable disposition of South Bow Common Shares equal to the difference, if any, between the amount realized for the South Bow Common Shares and the U.S. Holder’s tax basis in the South Bow Common Shares. A U.S. Holder’s adjusted tax basis in the South Bow Common Shares generally should be determined as described above under Certain United States Federal Income Tax Considerations – Tax Consequences of the Arrangement. The amount realized equals the U.S. dollar value of the amount of cash, if any, plus the fair market value of any property received in exchange for the South Bow Common Shares. If the South Bow Common Shares are treated as traded on an “established securities market,” a cash method U.S. Holder, or if it elects, an accrual method U.S. Holder, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale, exchange or other taxable disposition. Such an election by an accrual method U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS. Accrual method U.S. Holders that do not elect to be treated as cash method taxpayers for this purpose may have a foreign currency gain or loss for U.S. federal income tax purposes, which in general will be treated as U.S. source ordinary income or loss. U.S. Holders should consult their advisors as to the U.S. federal income tax consequences of the receipt of Canadian dollars.

Any capital gain or loss recognized on a sale, exchange, or other taxable disposition of South Bow Common Shares is expected to be long-term capital gain or loss if the U.S. Holder’s holding period in the South Bow Common Shares exceeds one year at the time of such sale, exchange, or other taxable disposition. Gain or loss, as well as

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the holding period for the South Bow Common Shares, is determined separately for each block of South Bow Common Shares (that is, shares acquired at the same cost in a single transaction) sold or otherwise subject to a taxable disposition. Gain or loss recognized by a U.S. Holder generally is expected to be treated as U.S. source gain or loss for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. Holders, including individual U.S. Holders that have held their South Bow Common Shares for more than one year, currently are eligible for preferential tax rates. The deductibility of capital losses is subject to limitations.

PFIC Considerations

In general, a corporation organized outside the United States will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which: (a) 75 per cent or more of its gross income is passive income; or (b) 50 per cent or more of its assets by value either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets. For this purpose, “gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. For purposes of the PFIC income test and asset test described above, if South Bow owns, directly or indirectly, 25 per cent or more of the total value of the outstanding shares of another corporation, South Bow will be treated as if it: (a) held a proportionate share of the assets of such other corporation; and (b) received directly a proportionate share of the income of such other corporation.

Based on the nature of South Bow’s business, the composition of South Bow’s expected income and assets, the expected value of South Bow’s assets, and the expected price of South Bow Common Shares, we do not believe that South Bow was a PFIC for its most recently ended taxable year, or expect that it will be a PFIC for its current taxable year or in the foreseeable future. However, because a determination of whether a company is a PFIC must be made annually after the end of each taxable year and South Bow’s PFIC status for each taxable year will depend on facts, including the composition of South Bow’s income and assets and the value of South Bow’s assets (which may be determined in part by reference to the market value of the South Bow Common Shares) at such time, there can be no assurance that South Bow will not be a PFIC for the current or any future taxable year. If South Bow is a PFIC for any taxable year during which a U.S. Holder holds South Bow Common Shares and any of South Bow’s non-U.S. subsidiaries is also a PFIC, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to any of South Bow’s subsidiaries.

Generally, if South Bow is a PFIC for any taxable year during which a U.S. Holder holds South Bow Common Shares, the U.S. Holder may be subject to adverse tax consequences. Generally, gain recognized by a U.S. Holder upon a disposition (including, under certain circumstances, a pledge) of South Bow Common Shares by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such South Bow Common Shares. The amounts allocated to the taxable year of disposition and to years before South Bow became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amount. Further, to the extent that any distribution received by a U.S. Holder on the South Bow Common Shares exceeds 125 per cent of the average of the annual distributions on such South Bow Common Shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments of the South Bow Common Shares if South Bow was a PFIC.

If South Bow was a PFIC for any year during which a U.S. Holder owned South Bow Common Shares, South Bow would generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder held the South Bow Common Shares, even if South Bow ceased to meet the threshold requirements for PFIC status.

If a U.S. Holder owns South Bow Common Shares during any year in which South Bow is a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 annually with respect to South Bow, generally with the U.S. Holder’s U.S. federal income tax return for that year unless specified exceptions apply.

U.S. Holders should consult their tax advisors regarding South Bow’s PFIC status for any taxable year and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

A U.S. Holder may be subject to information reporting with respect to the South Bow Common Shares received pursuant to the Arrangement, payments of cash in lieu of fractional South Bow Common Shares, dividends on South Bow Common Shares, and proceeds from the sale or other disposition of South Bow Common Shares, unless the holder is a corporation or is otherwise exempt from backup withholding and demonstrates this fact when required. In addition, such payments may be subject to backup withholding, unless: (a) the U.S. Holder is exempt from backup withholding and demonstrates this fact when required; or (b) provides a taxpayer identification

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number, certifies as to no loss of exemption from backup withholding tax, and otherwise complies with the applicable requirements of the backup withholding tax rules. Backup withholding is not an additional tax, and it generally may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

Foreign Financial Asset Reporting

Certain U.S. Holders who are individuals or certain specified entities that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold) may be required to report information relating to the South Bow Common Shares by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets (which requires U.S. Holders to report “foreign financial assets,” which generally include financial accounts held at a non-U.S. financial institution, interests in non-U.S. entities, as well as stock and other securities issued by a non-U.S. person), to their tax return for each year in which they hold the South Bow Common Shares, subject to certain exceptions (including an exception for South Bow Common Shares held in accounts maintained by U.S. financial institutions). U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to the Arrangement and their ownership and disposition of South Bow Common Shares.

INFORMATION CONCERNING TC ENERGY PRIOR TO THE ARRANGEMENT

Our business consists of natural gas and crude oil transportation, storage and delivery systems, as well as power generation assets that produce electricity.

Our vision is to be the premier energy infrastructure company in North America today and in the future by safely generating, storing and delivering the energy people need every day. Our goal is to develop, build and safely operate a portfolio of infrastructure assets that enable us to prosper irrespective of the pace and direction of energy transition and at all points in the economic cycle. We are a team of energy problem solvers working to deliver this energy in a safe, reliable, secure and affordable manner through lower carbon energy solutions including natural gas, nuclear energy and pumped hydro.

The following is a description of each of TC Energy’s three core businesses.

Natural Gas Pipelines

Our natural gas pipeline network transports natural gas from supply basins to local distribution companies, power generation plants, industrial facilities, interconnecting pipelines, LNG export terminals and other businesses across Canada, the U.S. and Mexico.

In addition to our natural gas pipelines, we have regulated natural gas storage facilities in the U.S. with a total working gas capacity of 532 Bcf, making us one of the largest providers of natural gas storage and related services to key markets in North America.

Our Natural Gas Pipelines business is split into three operating segments representing its geographic diversity: Canadian Natural Gas Pipelines, U.S. Natural Gas Pipelines and Mexico Natural Gas Pipelines.

A description of the natural gas pipelines and regulated natural gas storage assets we operate in addition to further information about our pipeline holdings, developments and opportunities, significant regulatory developments and competitive position which relate to our Natural Gas Pipelines business can be found in the “Natural Gas Pipelines Business”, “Canadian Natural Gas Pipelines”, “U.S. Natural Gas Pipelines” and “Mexico Natural Gas Pipelines” sections of the TC Energy Annual MD&A, which is incorporated by reference herein.

Liquids Pipelines

Our Liquids Pipelines business provides safe and reliable crude oil transportation through infrastructure extending from the WCSB in Canada to the U.S. Midwest and Gulf Coast. We offer long haul transportation from the WCSB to key refining and export markets in the U.S., as well as domestic transportation within Alberta and from Cushing, Oklahoma to the U.S. Gulf Coast.

A description of pipelines and properties we operate, in addition to further information about our pipeline holdings, developments and opportunities, significant regulatory developments and competitive position which relate to our Liquids Pipelines business can be found in the “Liquids Pipelines” section of the TC Energy Annual MD&A, which is incorporated by reference herein.

Power & Energy Solutions

The Power and Energy Solutions business consists of power generation, non-regulated natural gas storage assets, as well as emerging technologies that can provide low-carbon solutions for our customers and industry.

Our Power and Energy Solutions business includes approximately 4,600 MW of generation powered by nuclear, natural gas, wind and solar. These generation assets are generally supported by long-term contracts. Our Canadian power infrastructure assets are located in Alberta, Ontario, Québec and New Brunswick, while our U.S. power infrastructure assets are located in Texas. Additionally, we have approximately 400 MW of PPAs in both the U.S. and Canada from wind and solar facilities. We continue to pursue generation assets and PPA opportunities in Canada and the U.S.

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We also own and operate approximately 118 Bcf of non-regulated natural gas storage capacity in Alberta.

Further information about the Power & Energy Solutions assets we operate and those currently under construction, along with our Power & Energy Solutions holdings, significant developments, and opportunities in relation to our Power and Energy Solutions business, can be found in the “Power & Energy Solutions” section of the TC Energy Annual MD&A, which is incorporated by reference herein.

Documents Incorporated by Reference

Information has been incorporated by reference into this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of TC Energy at 450 – 1st Street S.W. Calgary, Alberta, Canada T2P 5H1 (telephone (403) 920-2000), and are also available electronically at www.sedarplus.ca.

The following documents filed by TC Energy with the various securities commissions or similar authorities in each of the provinces and territories of Canada are specifically incorporated by reference into and form an integral part of this Circular:

(a)	annual information form for the year ended December 31, 2023 dated February 15, 2024 (the TC Energy AIF);

(b)	annual report on Form 40-F dated February 15, 2024, for the year ended December 31, 2023 (the TC Energy Annual Report);

(c)

audited consolidated financial statements as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023, the notes thereto, and the auditor’s reports thereon (the TC Energy Annual Financial Statements);

(d)	management’s discussion and analysis of financial condition and results of operations as of and for the year ended December 31, 2023 (the TC Energy Annual MD&A); and

(e)	material change report dated August 2, 2023.

Any documents of the type described in Section 11.1 of Form 44-101F1 – Short Form Prospectus filed by TC Energy with the applicable securities regulatory authorities after the date of this Circular and before the meeting shall be deemed to be incorporated by reference into this Circular.

Any statement contained in this Circular or a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

INFORMATION CONCERNING TC ENERGY POST-ARRANGEMENT

For further information concerning TC Energy post-Arrangement, see Schedule J to this Circular.

INFORMATION CONCERNING SOUTH BOW POST-ARRANGEMENT

For further information concerning South Bow post-Arrangement, see Schedule F to this Circular.

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South Bow Shareholder Rights Plan

At the meeting, shareholders will be asked to vote to approve the South Bow Shareholder Rights Plan Resolution, the full text of which is set forth in Schedule B to this Circular, approving the South Bow Shareholder Rights Plan.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE SOUTH BOW SHAREHOLDER RIGHTS PLAN RESOLUTION.

SUMMARY

The following discussion is qualified in its entirety by the text of the South Bow Shareholder Rights Plan, which is set forth in Schedule L of this Circular and will be filed on SEDAR+ (www.sedarplus.ca) and with the SEC (www.sec.gov) under South Bow’s profile after the Effective Date.

BACKGROUND

The South Bow Shareholder Rights Plan is designed to ensure that South Bow Shareholders are treated fairly and provide the South Bow Board with adequate time to identify, develop and negotiate alternative value maximizing transactions if there is a take-over bid for South Bow.

PERMITTED BIDS

A take-over bid that involves buying 20 per cent or more of the outstanding South Bow Common Shares is considered a permitted bid when it meets the following requirements:

•	a circular is issued, informing all South Bow Shareholders of the bid;

•	the bid is made available to all South Bow Shareholders;

•

the bid is available for a minimum period of 105 days or such shorter period that a non-exempt take-over bid must remain open for deposits of securities, in the applicable circumstances, pursuant to Canadian securities laws;

•

South Bow Common Shares tendered to the take-over bid can be taken up only after such minimum period, and only if more than 50 per cent of the South Bow Common Shares held by independent South Bow Shareholders (South Bow Shareholders other than the bidder, its affiliates and anyone acting jointly or in concert with the bidder) have been tendered and not withdrawn; and

•

in the event that the deposit condition described in the preceding bullet is satisfied, the bidder must publicly disclose this and keep the bid open for at least another ten business days to allow any additional deposits of South Bow Common Shares.

The South Bow Shareholder Rights Plan allows competing permitted bids to be made while there is an outstanding permitted bid, as long as the competing bids are available for acceptance for at least the minimum number of days as required under Canadian securities laws.

The South Bow Board will continue to have the power to carry out its responsibilities and make recommendations to South Bow Shareholders as appropriate while there are permitted bids outstanding.

FLIP-IN EVENTS

The acquisition of 20 per cent or more of the outstanding South Bow Common Shares by any person (an acquiring person) is considered a flip-in event when it does not meet the requirements for a permitted bid.

There are certain exceptions in the South Bow Shareholder Rights Plan where the acquisition of 20 per cent or more of the outstanding South Bow Common Shares will not result in the creation of an acquiring person and will not trigger a flip-in event, including where institutional investors acquire 20 per cent or more of the South Bow Common Shares as long as they are not making, or are not part of a group that is making, a take-over bid. Institutional investors include investment managers, trust companies, statutory bodies, crown agents and managers or trustees of pension plans or mutual funds.

SOUTH BOW RIGHTS

One South Bow right (the South Bow Rights) will be attached to each South Bow Common Share issued on and after the Effective Date.

These South Bow Rights separate from South Bow Common Shares and South Bow Shareholders can then exercise their rights and transfer or trade them separately ten trading days after the earlier of: (a) the date of commencement or public announcement of a take-

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over bid for the South Bow Common Shares (which is not a permitted bid or competing permitted bid); (b) the date that a permitted bid or competing permitted bid ceases to be that; and (c) the date that a public announcement or disclosure is made that a person has become an acquiring person (the Separation Time).

After the Separation Time and prior to a flip-in event, each South Bow Right allows South Bow Shareholders to buy one South Bow Common Share at three times the market price (the Exercise Price), after adjusting for anti-dilution provisions.

After a flip-in event, each South Bow Right allows South Bow Shareholders, other than an acquiring person, to buy that number of South Bow Common Shares having a total market price equal to double the Exercise Price for an amount equal to the Exercise Price (effectively, the price of each South Bow Common Share will be half the market price).

The issue of South Bow Rights is not initially dilutive, but South Bow’s reported earnings per South Bow Common Share on a fully diluted or non-diluted basis may be affected after a flip-in event occurs. South Bow Shareholders may experience substantial dilution if they do not exercise their South Bow Rights when a flip-in event occurs.

South Bow Rights held by an acquiring person are void on a flip in event.

ABOUT SOUTH BOW RIGHTS AND SOUTH BOW COMMON SHARES

South Bow Rights are imprinted on share certificates and they cannot be transferred separately from the South Bow Common Shares before the Separation Time.

As of the Separation Time, however, the South Bow Rights holders receive South Bow Rights certificates that can be transferred, and South Bow Rights are traded separately from the South Bow Common Shares.

WAIVING THE SOUTH BOW SHAREHOLDER RIGHTS PLAN

The South Bow Board, acting in good faith can, until the occurrence of a flip-in event, waive the South Bow Shareholder Rights Plan for a particular flip-in event (called an exempt acquisition) if a circular for a take-over bid is distributed to all holders of South Bow Common Shares. The waiver will also apply to any other take-over bid that is made by way of a circular that is distributed to all holders of South Bow Common Shares before the original bid expires.

The South Bow Board can also waive the South Bow Shareholder Rights Plan if a person becomes an acquiring person through inadvertence and thereafter reduces their beneficial ownership to less than 20 per cent of the outstanding South Bow Common Shares.

REDEEMING SOUTH BOW RIGHTS

The South Bow Board, acting in good faith, can until the occurrence of a flip-in event in respect of which the South Bow Shareholder Rights Plan has not been waived, redeem each South Bow Right at $0.00001 per right, as long as it receives approval from a majority of South Bow Shareholders (or rights holders after the Separation Time has passed) at a meeting called for this purpose.

The South Bow Board will also redeem the South Bow Rights once a permitted bid, competing permitted bid or exempt acquisition is complete, and does not need South Bow Shareholder approval to do so.

LOCK-UP AGREEMENTS

South Bow Shareholders can enter into a lock-up agreement with a bidder and agree to tender their South Bow Common Shares to the take-over bid (Subject Bid).

Any lock-up agreement must allow the South Bow Shareholder to withdraw their South Bow Common Shares so they can tender them to another take-over bid or transaction if:

•	the offering price for each South Bow Common Share in such other take-over bid or transaction is greater than the offering price in the Subject Bid;

•

the offering price for each South Bow Common Share in such other take-over bid or transaction exceeds the offering price in the Subject Bid by a specified amount, as long as the specified amount is not greater than seven per cent of the offering price per South Bow Common Share in the Subject Bid; or

•

the number of South Bow Common Shares they can tender in such other take-over bid or transaction exceeds the number of South Bow Common Shares they can tender in the Subject Bid by a specified amount, as long as the specified amount is not greater than seven per cent of the number of South Bow Common Shares they can tender in the Subject Bid, and the offering price in such other take-over bid or transaction is not less than the offering price in the Subject Bid.

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The lock-up agreement must meet two other requirements:

•	a copy of the lock-up agreement must be made available to South Bow and the public for review; and

•

the locked-up person does not agree to pay break-up or top-up fees, penalties, reimbursement of expenses, or other amounts that exceed in the aggregate the greater of: (a) two and a half per cent of the value to be paid to the locked-up person under the Subject Bid; and (b) 50 per cent of the difference between the amount the locked-up person would receive under the other take-over bid or transaction and what they would have received under the Subject Bid, if they do not tender their South Bow Common Shares to the Subject Bid or withdraw them to deposit with another bid or transaction.

A lock-up agreement can also include a right of first refusal, or a delay period or other limitation, to give the bidder an opportunity to match terms like a higher price or number of securities, as long as the South Bow Shareholder can accept another bid or tender their South Bow Common Shares to another transaction.

MAKING CHANGES TO THE SOUTH BOW SHAREHOLDER RIGHTS PLAN

The South Bow Board can make changes to the South Bow Shareholder Rights Plan if a majority of votes cast by independent South Bow Shareholders (or rights holders if the Separation Time has occurred) at a meeting called for that purpose vote for the changes.

The South Bow Board can correct clerical and typographical errors and make other housekeeping changes, in each case, without South Bow Shareholder approval. The South Bow Board may also amend the South Bow Shareholder Rights Plan in order to comply with applicable laws. In such a case, any such amendment must be approved by a majority of the votes cast by South Bow Shareholders (or rights holders if the Separation Time has occurred) at the next meeting of South Bow Shareholders (or, with respect to approval of rights holders, at a meeting to be held not later than immediately following the next meeting of South Bow Shareholders).

The full text of the South Bow Shareholder Rights Plan can be found in Schedule L to this Circular.

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Governance

We believe that strong governance improves corporate performance and benefits all stakeholders.

This section discusses our approach to governance and describes our Board and how it works.

About Our Governance Practices

Our Board and management are committed to the highest standards of ethical conduct and corporate governance.

TC Energy is a public company listed on the TSX and the NYSE, and we recognize and respect rules and regulations in both Canada and the U.S.

Our corporate governance practices comply with the Canadian governance guidelines, which include the governance rules of the CBCA, TSX and Canadian Securities Administrators, including:

• National Instrument 52-110, Audit Committees,

• National Policy 58-201, Corporate Governance Guidelines, and

• National Instrument 58-101, Disclosure of Corporate Governance Practice.

	WHERE TO FIND IT
>	Governance	98
	About Our Governance Practices	98
	Board Characteristics	99
	Governance Philosophy	102
	Role and Responsibilities of the Board	105
	Orientation and Education	114
	Board Effectiveness and Director Assessment	117
	Engagement	121
	Communicating with the Board	121
	Shareholder Proposal	122
	Advance Notice Bylaw	122
	Sustainability and Environmental, Social and Governance Matters Board Committees	123 127

We also comply with the governance listing standards of the NYSE and the governance rules of the SEC that apply, in each case, to foreign private issuers.

Our governance practices comply with the NYSE standards for U.S. companies in all significant respects. As a non-U.S. company, we are not required to comply with most of the governance listing standards of the NYSE. As a foreign private issuer, however, we must disclose how our governance practices differ from those followed by U.S. companies that are subject to the NYSE standards. Our corporate governance practices do not significantly differ from those required to be followed by U.S. domestic issuers under the NYSE’s listing standards. A summary of our governance practices compared to U.S. standards can be found on our website (www.tcenergy.com).

We benchmark our policies and procedures against major North American companies to assess our standards and we adopt best practices as appropriate. Some of our best practices are derived from the NYSE rules and comply with applicable rules adopted by the SEC to meet the requirements of the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act.

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Board Characteristics

Our Board and its members exemplify strong principles of corporate governance:

•	an independent, non-executive Chair,
•	all directors except our CEO are independent,
•	knowledgeable, diverse and experienced directors who ensure that we promote ethical behaviour throughout TC Energy,
•	qualified directors who can make a meaningful contribution to the Board, the development of our strategy and business and oversight of our risk management processes,
•	significant share ownership requirements to align the directors’ interests with those of our shareholders,
•	annual assessments of Board, Chair, committee and director effectiveness, and
•	an effective board size.

Based on the current Board composition, 12 of 13 or 92 per cent of our directors are independent. Assuming all director nominees are elected, 12 of 13 or 92 per cent of our directors will be independent.

SIZE AND COMPOSITION

TC Energy’s articles state that the Board must have a minimum of eight and a maximum of 15 directors. The Board has determined that 13 directors will be elected this year at the annual meeting. The Board believes this size is appropriate based on the scope of our business, the skills and experience of the nominated directors, the four standing committees, and to achieve effective decision making. It believes that all of the nominated directors are well qualified to serve on the Board.

We believe our Board must consist of qualified, diverse and knowledgeable directors, and include directors with direct experience in the oil and gas, pipelines and energy sectors.

BOARD DIVERSITY

TC Energy has long been committed to promoting diversity on our Board. In 1999, we revised our Corporate Governance Guidelines to include a variety of diversity criteria for Board membership. Under these guidelines, when selecting new members for nomination to the Board, the Governance Committee takes fully into account the desirability of maintaining a balanced diversity of backgrounds, skills and experience, and personal characteristics such as age, gender and the geographic residence of directors.

In addition to our Corporate Governance Guidelines, as a further commitment to promoting Board diversity, in February 2018, the Board adopted and endorsed a Board Diversity Policy, which relates to the identification and nomination of directors generally. The objective of the policy is to increase Board diversity by seeking qualified director nominees, while considering diversity criteria. The diversity criteria includes skills, expertise, industry experience and personal characteristics such as age, gender, ethnicity and other distinctions of potential director nominees.

More specifically, in seeking suitable director nominee candidates, the Governance Committee will:

•	consider all aspects of diversity,
•	assess the skills and backgrounds collectively represented on the Board to ensure that they reflect the diverse nature of the business environment in which we operate,
•	consider candidates on merit against objective criteria having due regard to the benefits of diversity on the Board, and
•	at their discretion, engage qualified independent external advisors to identify and assess candidates that meet the Board’s skills and diversity criteria.

As part of its ongoing process of seeking potential Board candidates for future consideration and nomination, TC Energy’s search consultant is asked to ensure that candidates with salient industry experience who identify as women, members of visible minorities, Aboriginals peoples and persons with disabilities (each as defined in the Employment Equity Act) are considered.

Pursuant to the Board Diversity Policy, the Board has a target of at least 30 per cent women and at least one racially and/or ethnically diverse member on our Board. Further, if the Board composition falls below the target of 30 per cent women or one racially and/or ethnically diverse member on the Board, the Governance Committee will commit to increasing the gender diversity and/or racial or ethnic diversity representation to the applicable target by the next annual meeting of shareholders.

Assuming all the director nominees are elected this year, we will exceed our targets with 38 per cent of the Board being comprised of women and two members of the Board being visible minorities representing racial and/or ethnic diversity on the Board.

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In addition, each year, the Governance Committee will:

•	assess the effectiveness of the Board Diversity Policy, including receiving updates on TC Energy’s board diversity statistics, peer diversity policies and shareholder expectations on diversity,
•	monitor and review our progress in achieving the target for gender diversity,
•	monitor the implementation of the Board Diversity Policy, and
•	report to the Board and recommend any revisions to the Board Diversity Policy that may be necessary.

TC Energy has a director Term Limit and Retirement Policy that stipulates once a director turns 73 or has served more than 15 years on the Board, whichever comes first, such director will not stand for re-election at the next annual meeting. Notwithstanding age limits, a director will be eligible to serve on the Board for at least five years in order to ensure a robust level of Board continuity and to permit onboarded directors to serve a sufficient term to meaningfully contribute to the Board. For more information, please see our Governance – Board effectiveness and director assessment – Director tenure, on page 120.

Women on the Board

Currently, five of 13, or 38 per cent of the Board is composed of women. After the meeting, if all the nominated directors are elected, five of 13, or approximately 38 per cent of the Board will be composed of women, which continues to exceed our target of 30 per cent women on the Board.

Racial and Ethnic Diversity on the Board

In February 2024, the Board approved amendments to the Board Diversity Policy to add a new target of at least one racially and/or ethnically diverse member on the Board. Racially and/or ethnically diverse members includes both Aboriginal peoples and members of visible minorities.

Currently, two of 13, or 15 per cent of the Board is composed of members of visible minorities and there are no Aboriginal peoples currently serving on the Board. After the meeting, if all the nominated directors are elected, two of 13, or 15 per cent of the Board will be composed of members of visible minorities and zero of 13, or zero per cent of the Board will be composed of Aboriginal peoples.

As such, the Board will have two members of the Board who identify as visible minorities, which exceeds the target of at least one racially or ethnically diverse member on the Board.

Persons with Disabilities

There are no persons with disabilities currently serving on the Board. After the meeting, if all the nominated directors are elected zero of 13, or zero per cent of the Board will be composed of persons with disabilities.

Although we do not have specific targets regarding Board membership for persons with disabilities, as described above, the Governance Committee does specifically consider the representation of women, Aboriginal peoples, visible minorities and persons with disabilities in its nomination of potential director candidates. In addition, we believe that our Board Diversity Policy and Corporate Governance Guidelines sufficiently encourage our Governance Committee to consider all forms of diversity, including with respect to women, racial or ethnic diversity, such as Aboriginal people and visible minorities, and persons with disabilities when selecting director candidates.

INDEPENDENCE

An independent board is a fundamental principle of governance. We believe that the majority of our directors are independent in accordance with applicable Canadian legal requirements and guidelines, and consistent with the applicable independence criteria of the regulations of the SEC and rules of the NYSE.

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The Governance Committee and the Board review the independence of each Board member and nominated director against these criteria once a year. The Governance Committee also reviews family relationships and associations with companies that have relationships with TC Energy when it reviews director independence.

The Board has determined that 12 of 13 or 92 per cent of the nominated directors are independent. Mr. Poirier is not independent because of his role as President and CEO.

Other than as described above, none of the directors have a direct or indirect material relationship with TC Energy that could reasonably be expected to interfere with the exercise of their independent judgment.

Independent Chair

The Chair is appointed by the Board, and serves in a non-executive capacity. We have had separate Chair and CEO positions since our incorporation in 2003 and at our predecessor company since 1994. Mr. Lowe has served as the independent non-executive Chair since January 1, 2024 after Mr. Vanaselja stepped down as Board Chair on December 31, 2023.

Independent advice

The Board and each of its four standing committees can retain independent advisors to assist in carrying out their duties and responsibilities.

Serving on other boards

To ensure we do not have overboarding or interlocking relationships that would conflict with a director’s independence or interfere with fulfilling their Board duties and responsibilities, we have the following policy:

•	outside directors may not serve on more than four public company boards in total (including TC Energy),
•	the CEO may not serve on more than two public company boards in total (including TC Energy), and
•	Audit Committee members may not serve on more than three audit committees in total (including TC Energy).

In February 2023, the Governance Committee approved amendments to the policy to reflect that, for the purposes of counting public company boards, each non-executive board chair role will be counted as two board seats.

All of our directors meet our overboarding policy requirements.

We discuss the time commitment and duties and responsibilities with every candidate so they have a full understanding of the role and our expectations of directors. The Governance Committee monitors director relationships to ensure their business associations do not hinder their role as a TC Energy director or Board performance overall.

The Board believes that it is important for it to be composed of qualified and knowledgeable directors. As a result, due to the specialized nature of the energy infrastructure business, some of the nominated directors are associated with or sit on the boards of companies that ship natural gas or liquids through our pipeline systems. Transmission services on most of TC Energy’s pipeline systems in Canada and the U.S. are subject to regulation and, accordingly, we generally cannot deny transportation services to a creditworthy shipper. As discussed in Conflicts of interest and related party transactions, the Governance Committee monitors relationships among directors to ensure that business associations do not affect the Board’s performance.

See the director profiles starting on page 42 for the other public company boards each nominated director serves on.

Independent of management

Our Corporate Governance Guidelines stipulate that the Board must meet at the end of each Board meeting, in-camera, without management present. In 2023, the independent directors met separately at each regularly scheduled Board meeting. Our Board has adopted the policy of holding in-camera sessions at each meeting of its Committees without management. Members of management meet with the independent directors upon request.

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Governance Philosophy

We believe that effective corporate governance improves corporate performance and benefits all shareholders and that honesty and integrity are vital to ensuring good corporate governance.

The Board has formally adopted the Corporate Governance Guidelines recommended by the Governance Committee. These guidelines address the structure and composition of the Board and its Committees and clarify the responsibilities of the Board and management.

ETHICAL BUSINESS CONDUCT

Our Code of Business Ethics (the Code) incorporates principles of good conduct and ethical and responsible behaviour to guide our decisions and actions and the way we conduct business.

The Code applies to all employees, officers and directors as well as contract workers of TC Energy and its wholly-owned subsidiaries and operated entities in countries where we conduct business. All employees (including executive officers) and directors must certify their compliance with the Code.

Any unusual behaviour or suspected violations of the Code must be reported immediately. Employees can report a concern to their supervisor, Corporate Compliance, Internal Audit, their Compliance coordinator or to our ethics help-line. The ethics help-line allows anyone – employees, contractors, consultants, other stakeholders and the general public – to report a concern, confidentially and anonymously, about any perceived accounting irregularities, legal or ethical violations or other suspected breaches of the Code. The telephone number is published on our website and employee intranet, in other employee communications and in the TC Energy Annual Report. Our policy strictly prohibits reprisals or retaliation against anyone who files an ethics concern or complaint in good faith.

Internal Audit handles most investigations, including any concerns about directors and senior management. Human resources professionals handle any concerns relating to human resource matters such as harassment.

The Audit Committee monitors compliance with the Code and reports any significant violations to the Board. The Audit Committee oversees the procedures for receiving and reviewing complaints and determining a course of action. It also oversees the operation of the ethics help-line as part of its responsibilities.

Any waiver of the Code for our executive officers and directors must be approved by the Board, or the appropriate committee. There were no such waivers or material departures from the Code in 2023.

The Code is posted on our website (www.tcenergy.com).

In order to promote a culture of ethical business conduct across the company, TC Energy also maintains additional internal corporate policies with respect to gift giving and conflicts of interest that apply to our personnel.

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Conflicts of interest and related party transactions

The Code covers potential conflicts of interest and requires that all employees, officers, directors and contract workers of TC Energy avoid situations that may result in a potential conflict.

In the event an employee, officer, director or contract worker finds themselves in a potential conflict situation, the Code stipulates that:

•	the conflict should be reported, and
•	the person should refrain from participation in any decision or action where there is a real or perceived conflict.

The Code also notes that employees and officers of TC Energy may not engage in outside business activities that are in conflict with or detrimental to the interests of TC Energy. The CEO and the Executive Leadership Team must receive consent from the Chair of the Governance Committee for all outside business activities.

Under the Code, directors must also declare any material interest that they may have in a material contract or transaction and recuse themselves from related deliberations and approvals.

In addition to the Code, the directors and corporate officers of TC Energy are required to disclose any related parties and related party transactions in their annual directors and officers questionnaires. These questionnaires assist TC Energy in identifying and monitoring material related party transactions.

The Governance Committee reviews and approves any material related party transactions prior to the transaction occurring, and maintains oversight over material related party transactions following such approval.

Related party transactions include any transactions between TC Energy (or any of its subsidiaries) and a related party that are material to TC Energy or the related party or are unusual in their nature or conditions and are inconsistent with the interests of TC Energy and its shareholders.

For this purpose, related parties include:

•	key management personnel, such as TC Energy’s directors and Executive Leadership Team and their immediate family members,
•	individuals and their immediate family members who exercise significant influence over TC Energy,
•	entities where the individuals, including their immediate family members, noted above have substantial voting power or are able to exercise significant influence, and
•	entities directly controlled by TC Energy.

There were no material conflicts of interests or related party transactions reported by the Board, CEO or the corporate officers, including the Executive Leadership Team, in 2023.

Serving on other boards

The Board considers whether directors serving on the boards of, or acting as officers or in another similar capacity, for other entities including public and private companies, Crown corporations and other state-owned entities, and non-profit organizations pose any potential conflict. The Board reviews these relationships annually to determine that they do not interfere with any of our directors’ ability to act in our best interests. If a director declares a material interest in any material contract or material transaction being considered at a meeting, the director is not present during the discussion and does not vote on the matter.

Our Code requires employees to receive consent before accepting a directorship with an entity that is not an affiliate. The CEO and executive vice-presidents must receive the consent of the Chair of the Governance Committee. All other employees must receive the consent of the Corporate Secretary or their delegate.

Affiliates

The Board oversees relationships between TC Energy and any affiliates to avoid any potential conflicts of interest.

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MAJORITY VOTING

Our Majority Voting Policy aligns with the majority voting requirements under the CBCA and provides that, in director elections where the number of nominated directors is the same as the number of director positions available (an uncontested election), each candidate is elected only if the number of votes cast in their favour represents a majority (50 per cent plus one vote) of the votes cast for and against them by the shareholders who are present in person or represented by proxy at the meeting and voted on the election of directors. Unelected incumbent directors who fail to achieve a majority vote may continue in office until the earlier of: (a) the 90th day after the election; and (b) the day on which their successor is appointed or elected. This policy does not apply if there is a proxy contest over the election of directors. Majority voting will not apply in the case of a contested election of directors, in which case the directors will be elected by a plurality of votes of the shares represented in person or by proxy at the meeting and voted on the election of directors.

SHARE OWNERSHIP

We have share ownership requirements for our directors and executives to align their interests with those of our shareholders. Ownership levels are significant, and directors and executives must meet the requirements within five years of assuming their position.

As of April 10, 2024, all of our directors are in compliance with our director Share Ownership Policy, which provides that directors must hold at least four times their annual retainer in TC Energy shares or TC Energy DSUs within five years of joining the Board. Certain directors are still within the five year period from their election to the Board.

See Aligning the interests of directors and shareholders on page 140 and Aligning the interests of executives and shareholders on page 154 for more information.

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Role and Responsibilities of the Board

The Board’s primary responsibilities are to foster TC Energy’s long-term success and sustainability, oversee our business affairs and management and to act honestly, in good faith and in the best interests of TC Energy.

The Board’s main objective is to promote our best interests, to maximize long-term shareholder value and to enhance shareholder returns.

The Board has key duties and responsibilities, delegates some duties to its four standing committees and discharges others to management for managing the day-to-day affairs of the business.

The Chair of the Board is responsible for ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Chair’s role includes coordinating the affairs of the Board, working with management (primarily the CEO) and ensuring effective relations with Board members, shareholders, other stakeholders and the public.

CHARTERS AND POSITION DESCRIPTIONS

The Board and each standing Committee have adopted a charter that outlines its principal responsibilities.

The charters are reviewed every year to ensure that they reflect current developments in corporate governance and corporate best practices, and the Board approves any necessary changes.

The Board charter describes the:

•	composition and organization of the Board,
•	duties and responsibilities for managing the affairs of the Board, and
•	oversight responsibilities for:
•	management and human resources,
•	strategy and planning,
•	financial and corporate issues,
•	business and risk management, including compensation risk,
•	policies and procedures,
•	compliance reporting and corporate communications, and
•	general legal obligations, including its ability to use independent advisors as necessary.

The Board has also developed position descriptions for the Chair of the Board, each Committee Chair and the CEO. The position descriptions for the Chair of the Board and the CEO are part of their respective terms of reference. The position descriptions for the Chair of each Committee are contained in the Committee charters.

See Schedule N for a copy of the Board charter. The Board charter, Committee charters and position terms of reference for the Chair of the Board and the CEO are posted on our website (www.tcenergy.com).

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STRATEGIC PLANNING

The Board provides oversight and direction in the strategic planning process to ensure we have a robust strategy that supports our vision of being North America’s premier energy infrastructure company today and in the future. We move, generate and store the energy people need every day. Our business consists of natural gas and crude oil transportation, storage and delivery systems and power generation assets that produce electricity. We are a team of energy problem solvers working to deliver energy in a safe, affordable, reliable and sustainable manner while developing lower carbon energy solutions, including natural gas, nuclear energy and pumped hydro storage. Our goal is to develop, build and safely operate a portfolio of infrastructure assets that will enable us to prosper irrespective of the pace and direction of energy transition at all points of the economic cycle. To achieve this, we have a five-year strategic plan which we reaffirm or update regularly. Additionally, we hold strategic issues sessions with the Board throughout the year to consider specific and emerging issues. The Governance Committee is accountable for overseeing the strategy development process and works with management to identify and discuss emerging issues, elevating topics for discussion with the entire Board as necessary. Guidance is also provided relative to the annual strategy cycle.

As part of our annual strategic plan review, management includes an assessment of energy fundamentals, the competitive environment and the stakeholder landscape to identify opportunities and threats to our business strategy. This process informs our annual strategic priorities and executive performance measures. We also periodically test our strategy against a range of energy supply and demand outlooks to confirm the resilience of our assets.

Throughout the year, the Board monitors management’s progress toward achieving strategic priorities. In 2023, management provided updates and sought guidance from the Board and Special Committee on the spin off of our Liquids Pipelines business and asset divestiture programs. At each regularly scheduled Board meeting, management also provides updates on the human, safety, technological and capital resources required to implement our strategy and relevant regulatory and ESG issues that may impact our strategy.

See Election of Directors – Meeting attendance on page 55 for more information about the meetings held in 2023 and Orientation and education on pages 114 and 115 for more information about the strategic issues and planning sessions attended by Board members in 2023.

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RISK OVERSIGHT AND ENTERPRISE RISK MANAGEMENT

Risk management is embedded in all activities at TC Energy and is integral to the successful operation of our business. Our strategy is to ensure that our risks and related exposures are aligned with our objectives as well as our risk tolerances. We manage risk through a centralized enterprise risk management (ERM) program that systematically identifies enterprise risks, including ESG-related risks, that could materially impact the achievement of our strategic objectives. The program and framework follow a principled approach and includes an enterprise risk register supported by in-depth risk assessments and reporting, quarterly emerging risk reports and deep dive presentations.

The purpose of the ERM program is to address risks to, or yielding from, the execution of our business strategies, as well as enabling practices that allow us to identify and monitor emerging risks. Specifically, the ERM program and framework provides an end-to-end process for risk identification, analysis, evaluation and mitigation, and the ongoing monitoring and reporting to the Board, CEO and Executive Vice-Presidents, including the Chief Risk Officer.

Process

Our Board retains general oversight of all enterprise risks, as identified below, and specifically has direct oversight of reputation and relationships, political and regulatory uncertainty, capital allocation strategy, and project execution and capital costs. The Board reviews the enterprise risk register annually and oversees how these risks are being managed and mitigated in accordance with TC Energy’s risk appetite and tolerances. The Board also participates in detailed presentations on each enterprise risk as required or requested.

The Board is informed quarterly on emerging risks and management’s response to these risks. If an emerging risk rises to the level of an enterprise risk then the Governance Committee will review the mapping of such enterprise risk and the Governance Committee chair will include the identified enterprise risk and the enterprise risk governance and execution owners in its report to the Board.

Our Executive Leadership Team is accountable for developing and implementing risk management plans and actions, and effective risk management is reflected in their compensation. Each identified enterprise risk has an Executive Leadership Team member as the governance owner and business unit presidents and/or senior management as the execution owner. These team members collectively provide in-depth reviews for the Board on an annual basis.

As part of our commitment to continuous improvement of the ERM program, we identified and are working towards adopting Key Risk Indicators for risk events that may impact our ability to achieve our strategic objectives. These metrics will establish a set of appropriate indicators that will provide quantifiable metrics and objective rationale, as well as meaningful trending, for each enterprise risk. Going forward, Key Risk Indicators will be used to inform our annual in-depth review of our enterprise risks conducted by the Board.

The enterprise risk register establishes clear accountabilities of the Board, committees and executives responsible for specific oversight of each enterprise risk. The following is a list of enterprise risks with the potential to affect our operations and the Board committee responsible for overseeing each enterprise risk. These are being continuously monitored through the program and its framework.

Enterprise Risk	Board/Board Committee Oversight

Business interruption	HSSE

Reputation and relationships	Board

Access to capital at a competitive cost	Audit/Board

Capital allocation strategy	Board

Cyber security	Audit

Climate change	HSSE

Political and regulatory	Board

Strategy and development	Board

Project execution and capital costs	HSSE/Board

Talent attraction, retention and succession planning	Human Resources

In addition, all projects and opportunities recommended by management to the Board for approval include specific descriptions of the associated risks. The risk discussion associated with each project forms a part of the Board’s determination of whether to approve projects or pursue opportunities.

Our process ensures that the Board is fully informed of the interrelationship between the business environment and its associated risks, and is intended to facilitate and stimulate discussion of our key business risks.

The TC Energy AIF and the TC Energy Annual Report include more information about the risks applicable to TC Energy. The TC Energy AIF and the TC Energy Annual Report are available on our website (www.tcenergy.com) and on SEDAR+ (www.sedarplus.ca).

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Information security/cyber security programs

TC Energy maintains a comprehensive cyber security strategy which aligns with regulatory and industry standards for cyber security, including but not limited to requirements under the Transportation Security Administration, CER and North American Electric Reliability Corporation. We also follow cyber security best practices outlined by the National Institute of Standards and Technology.

Our Cyber security office, reporting to our Chief Information Officer, manages the cyber security program. The program includes the following key components:

Training and policies

All employees and contractors are required to complete mandatory cyber security awareness training annually. This training covers identifying and reporting cyber security related incidents and threats, such as suspicious emails. The Cyber security office promotes awareness using safety moments and periodic presentations across the organization.

TC Energy also maintains Acceptable Use and Cyber Security Policies designed to ensure the safe, reliable, and confidential usage of TC Energy’s digital assets. These Policies outline TC Energy’s required cyber security standards and reporting regimes for safeguarding TC Energy’s digital assets.

Monitoring	TC Energy continuously monitors our networks for threats to the organization and maintains comprehensive incident response plans/processes in the event of an information security breach.

External assessments/security audits	TC Energy engages third parties to conduct regular external assessments, audits and cyber security exercises (for example, penetration tests and red team exercises).

Insurance	TC Energy maintains conventional cyber insurance for data privacy breaches and insurance policies covering physical loss or damage to assets resulting from an information security breach.

Governance and risk management

Our cyber security strategy is regularly reviewed and updated, and the status of our cyber security program is reported to the Audit Committee, which committee maintains oversight over cyber security risks, on a quarterly basis.

Reports on cyber security are also received by both senior management and the Board as part of our enterprise risk management system.

Members of the Board also periodically attend cyber security related training seminars. For more information on the Board’s education programs, please refer to Orientation and education – 2023 Director education program on page 115.

TC Energy has not experienced an information security breach in the last three years.

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Committee responsibilities

The various standing Board committees are also involved in risk oversight in their respective areas to ensure a robust risk management process with appropriate expertise, attention and diligence given to each key business risk. The chart below includes the risk focus area of each Committee, and information on each risk focus area. The Committees receive updates regularly from management on these areas, and update the Board on their risk oversight activities regularly. In addition to its specific focus area, each Committee maintains an overall awareness of risk management for TC Energy, and includes other issues in its reports to the Board as appropriate.

Committee	Risk focus	Description

Audit	Financial and cyber security risk

Oversees management’s role in monitoring compliance with financial risk management policies and procedures and reviewing the adequacy of our financial risk management.

Ensures that:

•   our financial risk management strategies, policies and limits are designed to ensure our risks and related exposures are in line with our business objectives and risk tolerance, and

•   risks are managed within limits that are ultimately established by the Board, implemented by senior management and monitored by our risk management and internal audit groups.

Approves interim financial statements and related management’s discussions and analysis.

Oversees cyber security and its related risks to TC Energy.

Governance	Enterprise risk management process and management allocation of enterprise risks

Oversees the ERM program and framework and meets with management annually to ensure there is proper Board and Committee oversight according to the terms of their charters.

Recommends, along with the respective committee (or executive) assigned responsibility for specific enterprise risks, any enhancements to the risk management program and policies to the Board.

Health, Safety, Sustainability and Environment	Operational risk, major project execution risk, occupational and process safety, sustainability, security of personnel, environmental and climate change-related risks

Monitors compliance with our health, safety, sustainability and environment corporate policies through regular reporting from management, within the framework of our integrated HSSE management system that is used to capture, organize and document our related policies, programs and procedures. See the next page for more details.

Monitors risk management for risks related to health, safety, sustainability and environment, including climate change related risks.

Committee holds regular sessions, outside formal Committee meetings, with members of senior management to receive status, cost and notable updates on certain of TC Energy’s major projects.

Human Resources	Human resources and compensation risk

Oversees the compensation policies and practices to effectively identify and mitigate compensation risks and discourage the CEO, executive vice-presidents or others from taking inappropriate or excessive risks and to ensure our compensation policies are not reasonably likely to have a material adverse effect on TC Energy.

See Compensation governance starting on page 132 for more information about how we manage our compensation risk.

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HSSE risk management system

The HSSE Committee oversees operational risk, major project execution risk, occupational and process safety, sustainability, security of personnel, environmental and climate change-related risks, as well as monitoring development and implementation of systems, programs and policies relating to HSSE matters through regular reporting from management. We use an integrated management system that establishes a framework for managing these risks and is used to capture, organize, document, monitor and improve our related policies, standards and procedures.

TC Energy’s Operational Management System, TOMS, leverages industry best practices and standards and incorporates applicable regulatory requirements. TOMS governs health, safety, environment, and operational integrity matters at TC Energy. It is applicable across Canada, U.S. and Mexico throughout the lifecycle of our assets and employs a continuous improvement cycle. Periodic audits of TOMS, as they apply to our Canadian assets, are conducted by the CER and lessons learned from these audits are shared and applied across our system where applicable.

The HSSE Committee reviews performance and operational risk management. It receives updates and reports on:

•	overall HSSE corporate governance,
•	operational performance,
•	asset integrity,
•	significant occupational safety and process safety incidents,
•	occupational and process safety performance metrics,
•	occupational health, safety and industrial hygiene, which includes physical and mental health, as well as psychological safety,
•	emergency preparedness, incident response and evaluation,
•	environment, including biodiversity and land reclamation,
•	developments in and compliance with applicable legislation and regulations, including those related to the environment,
•	prevention, mitigation and management of risks related to HSSE matters, including climate change or business interruption risks, such as pandemics, which may adversely impact TC Energy, and
•

sustainability matters, including social, environmental and climate change related risks and opportunities, as well as related voluntary public disclosure such as our Report on Sustainability and the Reconciliation Action Plan.

The HSSE Committee also maintains oversight of significant or complex capital projects, including the monitoring of prescribed performance criteria. Starting in late 2022 through to late 2023, the HSSE Committee held regular sessions, outside formal HSSE Committee meetings, with members of senior management to receive status, cost and notable updates on certain of these capital projects. Beginning in 2024, these updates will be incorporated into normally scheduled HSSE meetings and management will provide periodic written updates to the Committee throughout the year.

The HSSE Committee also receives updates on any specific areas of operational and construction risk management review being conducted by management and the results and corrective action plans flowing from internal and third-party audits.

In addition, the HSSE Committee also receives updates on climate change risks and opportunities when appropriate.

Generally, each year the HSSE Committee or the HSSE Committee Chair tours one of our existing assets or projects under development as part of its responsibility to monitor and review our HSSE practices. All Board members are invited to attend our site tours.

The safety of our employees, contractors and the public, the integrity of our pipelines and our power and energy solutions infrastructure, are a top priority. All assets are designed, constructed, commissioned, operated and maintained with full consideration given to safety and integrity, and are placed in service only after all necessary requirements, both regulatory and internal, have been satisfied.

HSSE expertise

The HSSE Committee consists of six independent directors who have a mix of skills and expertise in health, safety, sustainability, security and environmental matters, including oversight over operational risk, major project execution risk, occupational and process safety, sustainability, security of personnel, environmental and climate change-related risks. Two of the members currently are or have been members of HSSE Committees of other public companies. Three members have CEO or COO experience, which has provided them experience in oversight of operations.

You can find specific details about each director’s background, skills and experience in the director profiles starting on page 42 and the skills matrix on page 118, and more information about the HSSE Committee’s oversight and responsibilities on pages 109, 110 and 130.

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SUCCESSION PLANNING

The Board is responsible for succession planning at the executive level including the development of the CEO succession plan. Succession planning for the CEO position is an ongoing process that includes analysis of each potential candidate’s performance, skills and experience, assessment of the personal attributes and characteristics that the Board believes are necessary for the role and assessment of developmental opportunities to increase senior executive bench strength.

The CEO prepares an overview of the executive vice-president roles, noting the required skills and expertise for each position and the current executive’s areas of strength. He also prepares development plans for each executive and presents them to the Board. The CEO meets formally with each executive at least twice a year, and more frequently as necessary, to discuss progress on their development plan.

The CEO identifies potential future candidates for the executive vice-president positions and presents them to the Board for discussion. Each candidate is assessed based on their skills and experience and the competencies that are required for promotion to the senior executive level. Development opportunities are also identified so each candidate can receive additional or varied management experience, training, development and educational opportunities. The Board reviews each position and the performance assessment and competencies of potential successors at least once a year and makes decisions as appropriate.

ACCESS TO MANAGEMENT

The Board has complete access to management, but gives reasonable advance notice to avoid disrupting the business and operations. The Chair of the Board and Committee Chairs also connect with the CEO and relevant executives as needed.

The Board encourages the CEO and executives to include key managers in Board and Committee meetings so they can share their expertise on specific matters. This approach gives the Board an opportunity to meet individuals who have the potential to assume more senior positions in the future, and for these individuals to gain exposure to the Board.

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MANAGEMENT DIVERSITY

Our inclusion and diversity vision

At TC Energy, we are committed to building a diverse workforce and actively strive to promote an inclusive culture where everyone is respected, valued and has the opportunity to contribute to their full potential.

Our strategic intent

Inclusion and diversity in the workforce contribute to collaborative solutions, enhance our performance and deliver superior business results, creating a competitive advantage for our business now and into the future.

Our foundation and approach

Our Executive Leadership Team, which includes our CEO, seven executive vice-presidents and two senior vice-presidents, annually evaluates progress against specific talent objectives including enterprise-wide inclusion and diversity goals. Based off these enterprise goals, our Inclusion and Diversity Executive Council and Diversity, Equity and Inclusion team, align their inclusion and diversity related priorities and actions to be executed within the business units throughout the year.

Our Executive Leadership Team is actively engaged with succession assessment and planning to ensure we have the right diversity in our leadership group with the capability to develop and execute our corporate strategy. This is further shared with our Board to ensure we have a healthy and sustainable talent pipeline for the future.

To help advance our inclusion and diversity priorities, we have developed the following approach and actions:

•	an integrated approach which includes Board and executive oversight,
•	an executive sponsored Inclusion and Diversity Executive Council and Chief Inclusion and Diversity Officer,
•	an Indigenous advisory council, comprised of leaders representing Indigenous interests across Canada,
•	specific measurable inclusion and diversity goals evaluated against external benchmarking,
•	corporate policies and compliance programs to support consistent standards across TC Energy,
•	enterprise communications promoting inclusion and diversity priorities and rationale and highlighting diverse voices and stories from within our teams,
•	mandatory Inclusion and Unconscious Bias training for all employees and mandatory psychological safety training for all people leaders,
•	an Inclusion and Diversity Champion program comprised of employees and supported by the Inclusion and Diversity Executive Council,
•	the launch of Employee Inclusion Networks to create networking, education and development opportunities for underrepresented groups and allies,
•	talent development strategies aimed at attracting, retaining, and developing more diverse talent pools, and
•	aligned community partnerships and social impact investment.

Our goals

The Executive Leadership Team has established specific diversity goals related to the percentage of women and members of visible minorities to be represented in all levels of leadership (which includes managers and above). These goals are based on the diversity of our broader workforce, and we believe they will have an impactful positive result for our overall diversity vision.

Our objectives are for:

•	women to hold 40 per cent of all leadership positions in our corporate locations of Calgary, Houston, Charleston, and Mexico City by 2025,
•	members of visible minorities to hold 17 per cent of all leadership positions across our Canadian and U.S. workforce by 2025, and
•	100 per cent of leaders and employees to be trained on how to recognize and mitigate unconscious bias and how to create and sustain an inclusive workplace.

While we have not established specific goals for other designated groups under the CBCA at this time, we consider these groups an integral part of our overall diversity vision and continuing to grow our culture of inclusion. As part of our Reconciliation Action Plan commitments, we established an Indigenous Advisory Council to advise our Executive Leadership Team and advance our vision to build and sustain support for Indigenous groups through early and honest communication, by mitigating impacts, and mutually beneficial partnerships. We are focused on improving attraction and retention of Indigenous talent, development of stronger relationships and partnerships with Indigenous groups, and expanding our hiring and contracting efforts through Indigenous participation and supply chain activities.

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Our outcomes

Since the establishment of our corporate leadership goals in 2018, we have increased the representation of women in leadership positions at our Calgary, Charleston, Houston and Mexico City corporate locations from 32 per cent to 37 per cent. We have increased the representation of visible minorities holding leadership positions across our Canadian and U.S. workforce from 11 per cent to 16 per cent.

CBCA Disclosure

The CBCA requires diversity disclosure for our senior management team, which includes the Chair of our Board and our Executive Leadership Team, for four designated groups being women, members of visible minorities, Aboriginal peoples, and persons with disabilities.

27 per cent, or three of 11, of our senior management team are women. When we exclude the Chair of the Board, 30 per cent, or three of ten, of our senior management team are women.

Members of visible minorities hold 17 per cent of all leadership positions in the Canadian and U.S. workforce. Currently one out of 11, or nine per cent of the senior management team identify as members of visible minorities. When we exclude the Chair of the Board, 10 per cent, or one of ten, of our senior management team identify as members of visible minorities.

Persons with disabilities hold two per cent of all leadership positions in our Canadian and U.S. workforce. Currently zero out of 11, or zero per cent of the senior management team identify as persons with disabilities.

Aboriginal peoples hold two per cent of all leadership positions within the Canadian workforce. Currently zero out of 11 members, or zero per cent of members of the senior management team identify as Aboriginal peoples.

Data requirements for the designated groups vary in the geographic areas in which TC Energy operates, as per the prescribed definitions and governing laws of such jurisdictions. Self-disclosure is voluntary for members of visible minorities, persons with disabilities and Aboriginal peoples and as a result, representation may be under-reported.

As of the date of this Circular, over 96.9 per cent of our workforce has completed the Inclusion and Unconscious Bias training with an ongoing commitment to expanding education within this space.

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Orientation and Education

New directors participate in an orientation program featuring sessions on corporate strategy, our main business issues and historical and financial information about TC Energy. They also typically have an opportunity to visit and tour our facilities and project sites and meet with the CEO, executive vice-presidents and other directors.

We tailor the sessions for each director based on individual needs and their specific areas of interest. New directors also meet one-on-one with the CEO and each executive vice-president for an overview of the different areas of our business and operations and a discussion of key areas of interest. Briefing sessions are also held for new Committee members.

Directors receive a reference manual with:

•	details about their duties and obligations as a member of the Board,
•	information about our business and operations,
•	copies of the Board and Committee charters,
•	copies of recent public disclosure filings,
•	documents from recent Board meetings, and
•	a copy of the current year’s strategic plan.

The Governance Committee reviews the orientation program and reference manual every year so they continue to meet our needs and those of new directors.

The Governance Committee also develops the continuing education program every year based on current and emerging issues, our corporate objectives and input from other directors. Our 2023 education program included two in-depth educational sessions covering the topics of geopolitics, markets and energy transition and economic, energy and climate security.

Continuing education helps strengthen a director’s knowledge and understanding of the business, industry, governance and other issues. Senior management and external experts make presentations to the Board and Committees from time to time on various topics related to the business, including changes to legal, regulatory and industry requirements. Continuing education is also conducted on an informal basis and our directors are provided with articles and publications of interest.

We suggest seminars and education programs for our directors that may be relevant, and pay the registration fee and travel expenses as appropriate. We also offer to pay annual fees for memberships with organizations that are appropriate and provide relevant publications and educational opportunities to our directors.

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2023 DIRECTOR EDUCATION PROGRAM

Date	Topic	Presented/hosted by	Attended by

January 12	Aspiring Director Workshop (Panel Discussion)	National Association of Corporate Directors	Cheryl F. Campbell

January 17	Ask Me Anything – Junior and Senior College Students (Construction and Leadership)	National Academy of Construction	Cheryl F. Campbell
	Board Oversight in Current Economic Conditions	National Association of Corporate Directors

January 19	Energy Analyst Roundtable – Commodity Update	Scotiabank	Michael R. Culbert

January 24	Communicating your ESG Strategy and Story	National Association of Corporate Directors	Cheryl F. Campbell

February 2	Technology of the Future and What Boards Should Expect	National Association of Corporate Directors	Cheryl F. Campbell

February 16	Geopolitics: Implications for Boards of the Shifting Landscape in Europe	Deloitte	Susan C. Jones

February 21	Navigating Rising Expectations for Canadian Boards	Institute of Corporate Directors	Susan C. Jones

February 23	Best Practices for Improving Board Performance	National Association of Corporate Directors	Cheryl F. Campbell

February 26	How Talent Concerns are Changing the Use of Equity Grants	National Association of Corporate Directors	Susan C. Jones

February 27	SEC Rules Cybersecurity – What Boards Should Know	Agenda Week	Michael R. Culbert

February 28	The “G” in ESG	National Association of Corporate Directors	Cheryl F. Campbell

March 13	Proxy Season – What to Expect	National Association of Corporate Directors	Cheryl F. Campbell

March 15	Web3, Blockchain and Crypto	National Association of Corporate Directors	Cheryl F. Campbell
Implications of the SVB Collapse for Board Members

March 23	AI Imperative	National Association of Corporate Directors	Cheryl F. Campbell

March 23 and 24	Spring Meeting – Topics included energy transition, cyber security, FERC update, Congressional view of energy transition, best compensation practices for governance environment, strategic update on power and utility industry	Women Energy Directors Network, hosted by Morgan Stanley	Cheryl F. Campbell

April 19	Effective Governance in M&A	National Association of Corporate Directors	Cheryl F. Campbell

April 26	TPH – Energy Market Update	TPH	Michael R. Culbert

May 1	CDL Surround – Tech Innovation	University of Calgary – CDL Rockies	Michael R. Culbert

May 15	Compensation Accountability – Board Role	Board Ready Women	Michael R. Culbert

May 16	Balancing Economic Security, Energy Security and Climate Security	Scott Tinker, Bureau of Economic Geology	All directors except François L. Poirier, Siim A. Vanaselja and Thierry Vandal

May 31	The SEC Proposed Climate Rules – What a Board Needs to Know	Agenda Week	Michael R. Culbert

June 2	Navigating the Unknown: Geopolitics, Markets and Energy Transition	Carlos Pascual, S&P Global Commodity Insights	All directors except William D. Johnson and David MacNaughton

June 6	Opportunities and Challenges for LNG Infrastructure in North America	Robert Pender and Michael Sabel, Venture Global	All directors
	Investing in Energy Infrastructure	Sarah Neilson, RBC Asset Management
	Chatham House Discussion – Mexico Political Affairs, State of the North American Relationship and Mexico Nearshoring Opportunities	Ambassador Juan José Gómez Camachjo Dr. Luz María de la Mora Ambassador Tom Shannon

June 14	National Conference	Institute of Corporate Directors	Susan C. Jones and Una Power

June 27	Beyond 2023 Proxy Season Insights	Institute of Corporate Directors	Susan C. Jones

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Date	Topic	Presented/hosted by	Attended by

June – August	Climate & Diversity Program	Competent Boards	Susan C. Jones

July 18	Permian Well Productivity & Inventory	Scotiabank	Michael R. Culbert

July 19	Commodity Outlook – What are the Risks & Upside	Scotiabank	Michael R. Culbert

August 6 – 8	Summer Session – Energy Security	Electric Power Research Institute	Cheryl F. Campbell

August 17	Risk Oversight	National Association of Corporate Directors	Cheryl F. Campbell

September 6	Mood of Americans ahead of the 2024 Presidential Election	Canadian Global Affairs Institute	Michael R. Culbert

September 8	Changing Fortunes Round Table	Spruce Meadows	Michael R. Culbert

September 20	Activism on Corporate & Shareholder Matters – How should board assess and, if appropriate, respond?	Women Corporate Directors Nominating and Governance Peer Exchange	Mary Pat Salomone

October 4	The Rise of AI: Implications for Leadership	Russell Reynolds	Susan C. Jones

October 18	Key Questions for the Human Resources Committee	Institute of Corporate Directors	Susan C. Jones

October – November	National Association of Corporate Directors Summit – Virtual	National Association of Corporate Directors	Susan C. Jones

October 27	Enterprise Risk Management from the CFO Seat	National Association of Corporate Directors	Cheryl F. Campbell

November 14	2023 Blue Ribbon Commission Report on Board Culture	National Association of Corporate Directors	Mary Pat Salomone

November 15	Leading Through Minefields, Disruption & Risk: The GC as The Board’s Futurist	National Association of Corporate Directors	Cheryl F. Campbell

December 12	Board Evolution: Maximizing Composition, Competence, Communication & Culture	National Association of Corporate Directors – Florida Chapter	Mary Pat Salomone

December 14	The Economic Impact of the Government Clean BC Roadmap to 2030	First Nations LNG Alliance	Michael R. Culbert

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Board Effectiveness and Director Assessment

The Governance Committee oversees an assessment of the performance of the Board, the Chair, Board Committees and individual directors annually and reports the results to the Board.

The assessment process involves both the Chair of the Board and Chair of the Governance Committee meeting separately with each director individually for the individual director assessment. The individual director assessment also includes a discussion of expectations for directors serving on our Board, and providing specific feedback to each director on their performance as a member of the Board.

Interviews include questions about effectiveness, communication, personal and individual peer performance and soliciting input from directors about areas for potential improvement. The interviews are open-ended to encourage discussion and seek specific input on topics such as risk, strategy and governance.

The Governance Committee believes the interview process is the most effective way for directors to give feedback that can be reviewed by the entire Board. The Governance Committee also monitors developments in board governance and evolving best practices in corporate governance.

In 2023, the assessment process showed that the Chair of the Board, each director, and all Committees are functioning effectively and fulfilling the mandates set out in the Board and Committee charters.

FINANCIAL LITERACY

The Board has determined that all members of the Audit Committee are financially literate, which means each member can read and understand a set of financial statements that are generally comparable to ours in terms of breadth and complexity of accounting issues. You can find more information about their education and financial experience in the director profiles starting on page 42, in the Audit Committee report on page 128 and in the TC Energy AIF which is available on our website (www.tcenergy.com) and on SEDAR+ (www.sedarplus.ca).

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BOARD RENEWAL

The Governance Committee regularly assesses the skill set of each director, and reviews it against the director retirement schedule, their ages and the composition of each Committee. The review also takes into account the desirability of maintaining a reasonable diversity of backgrounds, and character and behavioural qualities.

The Governance Committee, with input from the Chair of the Board and the CEO, is responsible for identifying suitable director candidates and canvasses the entire Board for potential nominees. From time to time, the Governance Committee uses a third-party recruitment specialist to identify potential director candidates. The Governance Committee is responsible for assessing the individuals and proposing the strongest candidates for nomination. An evolving roster of suitable director candidates is maintained by the Governance Committee.

The Governance Committee looks for a mix of skills and experience required for overseeing our business and affairs. While candidates are nominated as directors based on their background and ability to contribute to the Board and Committee meetings, the Board also specifically considers diversity factors. The Board considers personal characteristics such as gender, ethnic background, geographic residence and other distinctions when looking at diversity. Board diversity is discussed under the section Governance – Board characteristics – Board diversity on pages 99 and 100.

Candidates who are being nominated for the first time must have experience in industries similar to ours or experience in general business management or with corporations or organizations that are similar in size and scope. Candidates must also be willing to serve on the Board and able to devote the necessary time to fulfill their duties and responsibilities.

The Governance Committee recommends potential candidates based on their qualifications and independence and how these qualities balance with the skill set of the current Board, the structure and composition of the Committees and the director retirement schedule. This assessment helps the Board determine the best mix of skills and experience to guide our business operations and our long-term strategy.

The Committee ensures that the Board seeks expertise in the following key areas:

Area of expertise	Definition

Accounting/Audit	Expertise with financial statements and financial reporting matters, and an understanding of critical accounting policies and issues relevant to internal and external audit.

Capital Markets/Mergers & Acquisitions	Expertise in debt and equity markets, banking and investor relations. Expertise with complex M&A transactions.

CEO	CEO of a large public company or a large, complex organization.

Electric Power & Electrification Value Chain	Expertise in the electric power generation, transmission and distribution space including nuclear, hydro, wind, solar and natural gas-fired generation; emerging power generation and storage technologies; and the North American electric utilities sector and electric power markets.

Energy, Pipelines & Midstream	Expertise in midstream energy infrastructure including liquids and natural gas pipelines, natural gas storage, LNG and upstream crude oil and natural gas markets.

Enterprise Risk Management	Expertise in enterprise risk management frameworks, systems, processes and tools used to identify, assess and manage enterprise risks and opportunities; includes cyber security and other technology risk oversight.

Governance	In-depth understanding of corporate governance best practices.

Government, Regulatory & Stakeholder Relations	Government and Public Policy acumen, including the legal and regulatory environments in North America. Experience with stakeholder management and engagement.

Human Resources & Compensation	A thorough understanding of succession planning, talent management, organizational development and compensation programs, including experience with implementing inclusion and diversity initiatives.

Major Projects	Expertise in managing large, complex projects.

Operations/Health, Safety, Sustainability & Environment	Expertise with operating assets in a cost effective, reliable and efficient manner with a mindset of continuous improvement, including expertise in assessing and managing health, safety and environmental compliance obligations. Experience in overseeing sustainability in operations.

Strategy & Leading Growth	Expertise in driving strategic insight and direction, encouraging innovation and conceptualizing strategic risks, including the ability to assess emerging technologies and related potential for innovation.

SKILLS ANALYSIS

While all of our directors possess an extensive list of skills and experience, the Governance Committee has determined that focusing on each director’s top key expertise areas is a more effective way to assess director candidates and to ensure that our Board has a deep knowledge base available in each key expertise area.

Based on a review of the current and nominated board composition, and as informed by interviews conducted by an independent third-party recruitment specialist, each of our directors have been assessed to have expertise in the skills areas of Governance and Strategy &

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Leading Growth. In addition to these two areas, the image on the next page shows the top five to six key expertise areas in addition to Governance and Strategy & Leading Growth of each of our director nominees and current directors.

The Governance Committee considers these factors and others when discussing Board renewal.

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EXPECTED RETIREMENT YEARS

This table provides the expected retirement year for each of the current non-executive directors.

Year director(s) expected to retire

2025	David MacNaughton, Indira Samarasekera	2032	Thierry Vandal

2027	William D. Johnson	2033	Cheryl F. Campbell

2028	Mary Pat Salomone	2034	Una Power

2029	Siim A. Vanaselja	2035	Susan C. Jones

2030	Michael R. Culbert, John E. Lowe	2037	Dheeraj “D” Verma

DIRECTOR TENURE

Under TC Energy’s Corporate Governance Guidelines, once a director turns 73 or has served more than 15 years on the Board, whichever comes first, such director will not stand for re-election at the next annual meeting. Notwithstanding age limits, a director will be eligible to serve on the Board for at least five years in order to ensure a robust level of Board continuity and to permit onboarded directors to serve a sufficient term to meaningfully contribute to the Board. The Board, upon recommendation of the Governance Committee, may apply discretion to permit a director or director nominee to stand for election outside of the terms of our retirement age or term limit if it is in the best interests of the company.

The Governance Committee continues to review factors like changes in principal occupation, consistently poor attendance, poor performance, board interlocks and other relevant circumstances that may trigger the resignation or retirement of a director.

There has been substantial Board refreshment over the past few years, with three new non-executive directors joining in 2020, one new non-executive director joining in 2021 and two new non-executive directors joining in 2022.

The graphs below show the composition of our Board by years of service as of the date of this Circular and after the meeting, assuming all of the nominated directors are elected.

The lines below the tenure chart depict the shortest and longest tenured directors, and the average tenure of the directors. The lines below the director age chart depict the age range of the directors and the average age of the directors.

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ENGAGEMENT

We believe it is important to engage with our stakeholders.

TC Energy has comprehensive programs, policies and guidelines with executive oversight to regularly engage with Indigenous groups and stakeholders, including landowners, community groups, employees and shareholders. TC Energy participates in an open and transparent political process and supports public policies that promote the safe and environmentally responsible development of North American energy infrastructure.

Members of our Board engage with governance organizations and shareholder advocacy groups to discuss emerging best practices and provide commentary on how we maintain our high standard of corporate governance.

Some of the ways we engage with shareholders include:

•	Our annual meeting offers shareholders the opportunity to receive an update on our business and vote on items of business.

•	We issue news releases to announce material company developments and to report our quarterly financial results.

•	Our CEO and executive vice-presidents host teleconferences and webcasts to discuss our quarterly financial and operating results, as well as significant company developments.

•

Our CEO and executive vice-presidents host an annual investor day to discuss our strategy, recent developments and the longer-term outlook for the business. In 2023, we hosted our Investor Day in November and a Sustainable Energy Forum for investors in June.

•	Our teleconferences and annual investor day are webcast and available to analysts, shareholders, media and the general public on our website.

•	Our CEO, executive vice-presidents and senior management participate in investor and industry conferences, quarterly financial results conference calls and an annual investor day.

•	The company also meets with investors in one-on-one meetings as part of our regular shareholder engagement.

•

Our Investor Relations department is available for meetings and calls to address shareholder questions and concerns, including those related to ESG issues, and to provide public information on TC Energy in a timely and responsive manner.

•	We conduct proactive shareholder outreach to share ESG-related company developments and we engage with ESG ratings agencies.

In 2023, TC Energy’s CEO, CFO, other members of management and Investor Relations participated in approximately 550 meetings with shareholders and bondholders, including over 60 meetings on ESG-specific topics. Of the approximately 410 meetings with shareholders, over 200 meetings took place following the July 27, 2023 announcement of TC Energy’s intention to spin off the Liquids Pipelines business.

News releases, corporate information, frequently asked questions, our ESG reporting and details of past and upcoming investor events and presentations are available on our website (www.tcenergy.com).

Investor Relations welcomes opportunities to engage with our shareholders, potential investors and other stakeholders. You may contact our Investor Relations department directly by phone, email or regular mail at:

Investor Relations

TC Energy Corporation

450 – 1 Street S.W. Calgary, AB

Canada T2P 5H1

investor_relations@tcenergy.com

1-800-361-6522

COMMUNICATING WITH THE BOARD

Shareholder engagement allows us to hear directly from shareholders and other important stakeholders about any issues or concerns.

Shareholders can contact the Board directly by writing to:

Chair of the Board of Directors

c/o Corporate Secretary

TC Energy Corporation

450 – 1 Street S.W. Calgary, AB

Canada T2P 5H1

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SHAREHOLDER PROPOSALS

Under Canadian law, shareholder proposals can only be considered for the annual meeting of common shareholders if they are submitted by a specific date. Pursuant to amendments to the CBCA, effective August 31, 2022, shareholder proposals must be submitted to the corporation between 90 and 150 days before the anniversary date of the previous annual meeting. As such, the period during which our Corporate Secretary must receive shareholder proposals in order for them to be considered for inclusion in this Circular for the 2025 annual meeting of common shareholders is Monday, January 6, 2025 to Thursday, March 6, 2025.

ADVANCE NOTICE BYLAW

Shareholders who wish to nominate a director for the 2024 annual meeting of common shareholders, other than by a shareholder proposal, must:

•	notify the Corporate Secretary in writing, and

•	provide the information required in our By-law Number 1, which can be found on our website (www.tcenergy.com) or on SEDAR+ (www.sedarplus.ca).

Any notices of director nominees must be received by our Corporate Secretary before 5 p.m. MDT on Thursday, April 25, 2024 to be considered valid and for an individual to be included in our list of director nominees for our 2024 annual meeting of common shareholders.

The chart below explains when advance notice of director nominations is required for annual meetings and special meetings:

Type of meeting	Announcement timing	Advance notice deadline

Annual meeting to elect directors (using notice and access)	Public announcement more than 50 days before meeting	Not less than 40 days before meeting
	Public announcement 50 days or less before meeting	Not less than ten days following the first public announcement of the meeting

Special meeting to elect directors (using notice and access)	Public announcement more than 50 days before meeting	Not less than 40 days before meeting

	Public announcement 50 days or less before meeting	Not less than 15 days following the first public announcement of the meeting

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Sustainability and Environmental, Social and Governance Matters

TC Energy’s governance structure provides a framework for accountability, management and mitigation of the risks and opportunities facing TC Energy, including on sustainability matters. The Board has oversight over our sustainability practices, with the primary accountabilities at the Committee level. Management’s sustainability governance framework includes the Chief Sustainability Officer, Chief Risk Officer and Chief Inclusion and Diversity Officer. We also have two separate management-level committees that report to the HSSE Committee. The corporate Sustainability Management Committee provides strategic leadership and direction on sustainability-related issues while the corporate Operating Committee is responsible for making enterprise decisions in support of management system governance, strategic system enhancements and operational risk management related to safety and certain environmental considerations.

At TC Energy, sustainability includes ESG considerations and the financial health of the organization. This means safely, reliably, securely and economically meeting today’s energy needs while finding responsible solutions for our energy future.

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FOCUSED ON PERFORMANCE AND TRANSPARENCY

TC Energy continues to meet growing demand for reliable, secure and affordable energy solutions with a focus on operational excellence and a commitment to health, safety, sustainability and the environment. We are continuously improving our sustainability approach.

Our sustainability strategy, including positioning to achieve net-zero emissions from our operations by 2050, is enabled by the capabilities and expertise of our workforce, the extent to which we embrace technology and encourage innovation, and embedding sustainability considerations in our existing business practices.

We maintain our commitment to achieving our GHG targets, including positioning to achieve net zero emissions from our operations, on a net basis, by 2050. We continue to assess our 2030 medium term emission reduction target and major components of our longer-term reduction plan against various criteria, including policy, regulatory, commercial and economic developments, the outcomes of our capital rotation program and the anticipated spin off of our Liquids Pipelines business.

Our approach is guided by our nine commitments that align to the United Nations Sustainable Development Goals (UN SDGs), with tangible targets to measure and drive performance in areas of greatest importance to our business and stakeholders. We are committed to ensuring balanced, and transparent disclosure of our progress against these targets annually in our Report on Sustainability. In 2023 we also issued reports on the Reliability of Methane Emissions Disclosure and Climate-related Lobbying to provide more transparency and insight into our climate-related goals and efforts.

Embracing the energy transition – Contribute to global efforts to address climate change and manage the risks and opportunities of the energy transition.	Leaving the environment as we found it – Safeguard habitat and biodiversity and minimize land use impacts, including restoring the environment to a condition equal to or better than we found it.	Committed to safe, reliable, sustainable operations – Systematically manage risk to continuously improve the integrity and safety of our assets and operations.

Continuous safety improvement – Continuously improve our systems to protect people and consistently demonstrate safety as our number one value.	Fostering mutually beneficial relationships – Promote wellbeing for our communities and maintain mutually beneficial external relationships.	Focus on mental health – Demonstrate actions that enhance employee psychological safety and emotional wellbeing.

Furthering inclusion and diversity – Strengthen collaboration and performance by promoting inclusion and diversity across our organization and supply chain.	Fostering enduring, mutually beneficial relationships with Indigenous groups – Be the partner of choice for Indigenous groups.	Further integrate and contribute to sustainability – Advance sustainability and innovation across our business and value chain, including our strategic planning and decision-making.

Starting in 2022, we embedded sustainability goals into our corporate scorecard to progress and advance key strategic priorities including growth and energy transition. Our 2023 corporate scorecard includes goals on safety, diversity of women and visible minorities in leadership and management of our GHG emissions. TC Energy’s 2024 grant of TC Energy PSUs includes a methane intensity reduction performance metric to support our GHG emissions reduction plan. In addition, safety has been an enduring measure in our corporate scorecards throughout the years.

Another way in which we demonstrate our commitment to sustainability is through our pursuit of voluntary initiatives. In May 2023, we joined Catalyst, a global non-profit organization supporting companies with solutions and strategies to accelerate progress for women through workplace inclusion. In June 2023, we completed a pilot of the Taskforce for Nature-related Financial Disclosures framework to support the development of an approach to disclosure of nature-related dependencies, impacts, risks and opportunities. In July 2023, we signed the UN Women’s Empowerment Principles, furthering our commitment to foster an inclusive, safe and productive workplace for all our staff. By signing the UN Women’s Empowerment Principles, we are committing to align with the seven core principles and take steps to advance gender equality in our workplace and community.

Our Reconciliation Action Plan, including the 2022 update, outlines six measurable goals of action to help advance reconciliation, both internally and in the communities where we operate. Throughout 2023, our Indigenous Advisory Council, established with members

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representing Indigenous perspectives across Canada, has advised on strategies, approaches, and tactics in support of pillar areas of focus including: talent and employment, hiring and contracting, and relationships and partnerships.

Sustainability Performance

To further assess TC Energy’s sustainability priorities, we completed an extensive materiality assessment in 2022, engaging multiple internal and external stakeholders through an evidence-based evaluation of the sustainability topics material to our business and stakeholders. The assessment covered a wide variety of topics that impact or are affected by our business, industry, operations, and stakeholders. We plan to conduct a comprehensive sustainability materiality assessment every two to three years, with annual internal refreshes in between, strengthening our process during each exercise. We intend to continually evolve our approach in response to results of the assessment and to better reflect current and emerging shareholder and stakeholder priorities.

We align our sustainability reporting and performance with guidance from globally-recognized sustainability reporting frameworks, standards and recommendations including the Task Force on Climate-Related Financial Disclosure (TCFD), Sustainability Accounting Standards Board (SASB), UN SDGs and the Global Reporting Initiative (GRI). TC Energy recognizes TCFD recommendations as a useful framework for describing how we assess climate-related risks and opportunities and embed climate considerations in our governance, strategy, and risk management. Our Report on Sustainability and annual CDP Climate Change questionnaire response outlines our comprehensive alignment with the recommendations including metrics used to manage climate-related risks and associated targets.

In addition to the above, there are new mandatory climate, cyber security and human rights-related disclosure requirements being issued in jurisdictions in which we operate. While these disclosure requirements do not necessarily all apply to us, they may impact how we report on climate and non-climate related sustainability risks, opportunities, strategies, governance, and information. We continue to monitor these developments and progress activities, as necessary, related to these new and anticipated requirements.

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BOARD OVERSIGHT OF ESG INITIATIVES

TC Energy has established a clear governance structure to effectively communicate and respond to existing and emerging sustainability topics. The Board maintains ultimate oversight over TC Energy’s sustainability matters, including risks and opportunities related to climate change, political and regulatory uncertainty, material capital project decisions, reputation and relationships, and other matters not specifically covered in a committee mandate, such as Indigenous relations. The Board also maintains oversight of business strategy alignment, progress against our most significant sustainability objectives and commitments and our overall sustainability communications strategy. The Board and the relevant Committees with oversight receive updates about climate change risk factors when appropriate. For more information on the responsibility and oversight provided by the HSSE Committee, see Roles and Responsibilities of the Board – Risk Oversight and Enterprise Risk Management – HSSE risk management on page 110.

	Environmental	Social	Governance

Board Level Oversight

HSSE Committee receives updates to TC Energy’s environmental management program, including biodiversity and land management, climate change related risks and opportunities and GHG emission targets.

Audit Committee reviews climate change and sustainability-related disclosures in financial disclosure documents and monitors regulatory developments affecting the financial disclosure landscape.

HSSE Committee reviews TC Energy’s implementation of a safety conscious culture, including emergency preparedness plans, landowner and community relationships, mental health and psychological safety initiatives and Indigenous group engagement.

Human Resources Committee oversees TC Energy’s Inclusion and Diversity targets and action plan and employee engagement levels.

Governance Committee monitors TC Energy’s Board diversity targets, oversees our forced labour in supply chain risks and related disclosures, lobbying practices, shareholder proposals and voting trends.

HSSE Committee reviews the risk management matrix and voluntary ESG reporting and disclosure and corporate security updates.

Human Resources Committee reviews executive compensation levels, employee compensation and benefits programs, leadership development and succession planning programs, clawback policies and reviews overall Corporate Scorecard.

Governance Committee monitors updates to securities law and proxy advisor policies, reviews Board skills matrices and Board effectiveness and enterprise risk management program implementation.

Audit Committee oversees financial risk management, financial reporting, auditor independence and the implementation of internal and external audits. It also reviews cyber security related risks and the effectiveness of the corporate compliance program

PUBLICATIONS ON SUSTAINABILITY AND ESG INITIATIVES

TC Energy is committed to transparent, concise, and consistent communication of our sustainability strategies, programs and performance and remains invested in corporate sustainability reporting.

The keystone of our sustainability communications is the Report on Sustainability, which includes performance data tables and reporting framework alignment tables. This single, integrated document provides a resource for general audiences regarding our sustainability direction and progress, aligns our contributions towards the UN SDGs and identifies the tangible targets that are aligned to topics of greatest importance to our business and stakeholders. Our Report on Sustainability is also designed to satisfy the needs of capital markets and is prepared in alignment with GRI, SASB and TCFD. In 2023 we enhanced our governance section and organized our content under environmental, social, and governance chapters to better reflect and align with the way sustainability issues are currently referred to by investors and other stakeholders.

As a member of the United Nations Global Compact, TC Energy completes the Communication on Progress, the United Nations Global Compact’s annual disclosure mechanism and platform to report our progress toward the Ten Principles and the SDGs. TC Energy also submits the CDP Climate Change questionnaire providing additional standardized climate change and GHG emissions information. Our 2022 Reconciliation Action Plan update offers transparency on the performance of our Indigenous engagement program to support reconciliation commitments across Canada, and reflections on our learnings of this journey. It also provides an update on the creation of TC Energy’s Indigenous advisory council, comprised of six Indigenous leaders, who meet with our executive leadership to provide guidance on initiatives to progress reconciliation-related priorities with Indigenous groups.

When combined with our complementary reporting materials and our broader engagement, these reports highlight TC Energy’s increasing transparency on sustainability matters and TC Energy’s focus on, and accountability for, achieving meaningful and measurable results. TC Energy’s sustainability publications and information on our website is not incorporated by reference and is not part of this Circular. A directory of these and additional materials is available at our website (www.tcenergy.com/investors/ESG/).

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Board Committees

The Board has four standing committees:

•	Audit Committee,

•	Governance Committee,

•	HSSE Committee, and

•	Human Resources Committee.

Each of the committees is comprised entirely of independent directors.

The Governance Committee is responsible for reviewing the composition of each committee and recommending any changes once new directors are appointed or elected to the Board. Each committee must consist entirely of independent directors, except for the HSSE Committee, which must have a majority of independent directors. As of the date of this Circular, all members of the HSSE Committee are independent. Each committee has the authority to retain advisors to help it carry out its responsibilities. The Board does not have an executive committee.

Each standing Committee reviews its charter at least once a year, and recommends any changes to the Governance Committee and the Board. You can find the Committee charters on our website (www.tcenergy.com).

The Audit and the Governance Committees hold meetings concurrently, as do the Human Resources and HSSE Committees, so each committee has sufficient time to focus on its responsibilities. As a result, Mr. Lowe, the independent non-executive Chair of the Board, is a voting member of the Governance Committee and the Human Resources Committee, and is not a member of the Audit Committee nor the Health, Safety, Sustainability and Environment Committee.

On January 1, 2024, the standing committee memberships were updated following the appointment of Mr. Lowe as the Chair of the Board.

Each meeting has time set aside for members to discuss the committee operations and responsibilities without management present.

In May 2023, the Board also formed an ad-hoc Special Committee comprised of independent members of the Board to assist the Board in providing input, advice and guidance with respect to the structure, key determinations, and other matters relating to the spin off of the Liquids Pipelines business.

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Audit Committee
Current members Una Power (Chair) Cheryl F. Campbell Michael R. Culbert William D. Johnson Susan C. Jones Other members that served during the year Thierry Vandal Dheeraj “D” Verma	Meetings 4 regularly scheduled meetings (February, April, July, November)

Independence

5 independent directors, 100 per cent independent and financially literate. In 2023, Ms. Power and Mr. Vandal were “Audit Committee financial experts”, as defined by the SEC in the U.S., and each had the accounting or related financial management experience required under the NYSE rules. In 2024, Ms. Power continues to serve as an “Audit Committee financial expert” and has the accounting or related financial management experience required under the NYSE rules.

Mandate

The Audit Committee is responsible for assisting the Board in overseeing the integrity of our financial statements and our compliance with legal and regulatory requirements.

It is also responsible for overseeing and monitoring the accounting and reporting process and the process, performance and independence of our internal and external auditors.

The Audit Committee meets in-camera with the CFO at the beginning of each meeting, and meets separately with the external auditors and Vice-President, Corporate Compliance and Internal Audit. The Audit Committee also meets in-camera at the end of each meeting.

2023 highlights

Auditor Independence and Appointment

•	Reviewed and approved the audit plans of the internal and external auditors and pre-approved the non-audit services performed by KPMG.

•	Reviewed the Audit Committee charter.

•	Received updates on management’s shareholder engagement with investors on auditor independence prior to the 2023 annual meeting.

•	Received the external auditor’s formal written statement of independence (which sets out all of its relationships with TC Energy) and its comments to management about our internal controls and procedures.

•	Reviewed and recommended the re-appointment of the external auditor after assessing audit quality, auditor tenure, appropriateness of estimated fees, results of the 2023 periodic comprehensive review of external auditor and feedback received from shareholder engagement on auditor independence.

•	Approved non-audit services and audit services pursuant to TC Energy’s Pre-Approval Policy.

Continuous Disclosure

•	Reviewed our 2023 annual disclosure documents including the audited annual consolidated financial statements and related management’s discussion and analysis and Annual Information Form and recommended them for approval.

•	Approved our 2023 unaudited interim consolidated financial statements and related management’s discussion and analysis.

•	Reviewed the major accounting policies and estimates.

•	Reviewed adequacy of staff complements in accounting and tax.

Risk and Compliance Oversight

•	Oversaw our financial reporting risks including issues relating to materiality and risk assessment.

•	Monitored financial reporting, legal and regulatory developments affecting our financial reporting process, controls and disclosure, including climate-related financial disclosure.

•	Reviewed changes to the suite of risk management policies and the Code.

•	Received regular reports from management on counterparty insurance and market risks, finance and liquidity, treasury, pensions, tax, compliance, material litigation and cyber security controls, plans and initiatives.

•	Oversaw the corporate compliance program requirements, structure and results, including foreign corrupt practices and anti-bribery statutes and policies.

•	Received regular reports from Internal Audit and reviewed the adequacy of the resources of the internal auditor.

•	Approved annual election to enter into uncleared swaps as permitted under U.S. legislation and monitored compliance.

Pension and Benefits Oversight

•	Approved appointment of the external auditor for 401(k) employee retirement plans.

•	Recommended the funding of the registered pension plan and supplemental pension plan.

Capital Markets

•	Reviewed and recommended prospectuses relating to the issuance of securities.

The TC Energy AIF includes more information about the Audit Committee, including the Audit Committee charter, oversight responsibilities, each member’s education and experience, and policies and procedures for pre-approving permitted non-audit services. The TC Energy AIF is available on our website (www.tcenergy.com) and on SEDAR+ (www.sedarplus.ca).

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Governance Committee

Current members

Thierry Vandal (Chair as of January 1, 2024)

John E. Lowe (Chair until December 31, 2023)

David MacNaughton

Mary Pat Salomone

Indira Samarasekera

Siim A. Vanaselja

Dheeraj “D” Verma (as of January 1, 2024)

Other members that served during the year

Meetings 4 regularly scheduled meetings (February, April, September, November)
Independence 7 independent directors, 100 per cent independent

Mandate

The Governance Committee is responsible for assisting the Board with maintaining strong governance policies and practices at TC Energy, reviewing the independence and financial literacy of directors, managing director compensation and the Board assessment process and overseeing our strategic planning process and risk management activities.

It monitors the relationship between management and the Board, directors’ share ownership levels, governance developments and emerging best practices. It is also responsible for identifying qualified candidates for the Board to consider as potential directors.

It also recommends the meeting schedule for Board and Committee meetings, site visits and oversees matters related to the timing of our annual meeting.

The Governance Committee meets in-camera at the beginning and end of each meeting.

2023 highlights

Board Composition and Succession

•	Oversaw Board renewal in light of retirement calendar, board size, composition and skills matrix with no resulting changes made to board composition, nor the selection of new director candidates for recommendation.

•	Oversaw the identification of, and recommendation for appointment of, the new Chair, including amendments to the Chair Terms of Reference.

•	Recommended revisions to the Board Committees’ composition.

Risk management

•	Oversaw planning for ERM deep dive sessions.

•	Oversaw our enterprise risk management program and activities, including receiving the emerging risk report and 2024 key focus areas and key risk indicators.

•	Reviewed the identified principal enterprise risks with management to ensure we have proper Board and Committee oversight and management programs in place to mitigate risks.

Board Effectiveness and Independence

•	Reviewed the independence of each director according to our written criteria and applicable legislation to give the Board guidance in its annual assessment of independence, the structure and composition of each Committee and the other directorships held by Board members.

•	Oversaw the annual assessment of the Board, Committees and Chair.

Shareholder Engagement and Annual Meeting Results

•	Reviewed the voting results from the 2023 annual shareholders’ meeting.

•	Oversaw management’s shareholder engagement response to external auditor election results.

•	Reviewed say on pay updates and voting trends.

•	Reviewed information on climate-related management and shareholder proposals and voting trends.

Governance Policies and Strategic Oversight

•	Oversaw our strategic planning process, including strategic issues to be considered throughout the year and at the annual strategic planning meeting.

•	Reviewed a report from the independent compensation consultant and recommended changes to director compensation to the Board to be effective in 2024.

•	Monitored director share ownership requirements.

•	Received a report on director attendance at meetings.

•	Reviewed our lobbying policies, activities and expenditures.

•	Reviewed our Corporate Governance Guidelines and Committee charters and recommended appropriate changes to the Board for approval, including with respect to director overboarding requirements.

•	Monitored updates to securities regulations and governance reforms (regulation and legal updates affecting our policies, procedures and disclosure practices).

•	Reviewed the Board Diversity Policy with information on investor expectations, proxy advisor firms and peer practices on diversity targets.

•	Reviewed external governance assessments and made recommendations for revisions to governance practices to the Board as appropriate.

TC Energy Management Information Circular 2024 | 129

Health, Safety, Sustainability and Environment Committee
Current members Mary Pat Salomone (Chair) Cheryl F. Campbell Michael R. Culbert David MacNaughton Una Power Thierry Vandal Other members that served during the year John E. Lowe

Meetings

3 regularly scheduled meetings (February, April, November) and 1 offsite meeting (May).

Outside of formal committee meetings, throughout 2023, the Chair of the committee met regularly with management to receive updates on significant and complex capital projects; other members of the committee are invited to attend these sessions.

Independence 6 independent directors, 100 per cent independent

Mandate

The HSSE Committee oversees operational, major project execution, health, safety, sustainability and environmental risk, including climate change related risks.

The HSSE Committee reviews and monitors the performance and activities of TC Energy’s HSSE matters including compliance with applicable and proposed legislation, conformance with industry standards and best practices. It also monitors the performance of actions and initiatives undertaken by TC Energy to prevent, mitigate and manage risks related to HSSE matters, including climate change-related risks and any critical incidents respecting our assets, operations, personnel and public safety.

The HSSE Committee also maintains oversight of significant or complex capital projects, including the monitoring of prescribed performance criteria.

The HSSE Committee met separately with representatives from senior management responsible for the Technical Centre at the end of each meeting. The Committee also meets in-camera at the end of each meeting.

2023 highlights

Safety and Operational Oversight

•	Received and reviewed regular reports on HSSE related activities, performance and compliance.

•	Received regular reports on operational risk management, occupational and process safety and regulatory compliance matters related to asset integrity.

•	Reviewed the status of critical incidents, root cause analysis and incident follow-up.

•	Monitored management’s response and the status of corrective action plans to audits from the CER, Pipeline and Hazardous Materials Safety Administration and other regulatory agencies.

•	Monitored the effectiveness of HSSE policies, management systems, programs, procedures and practices through the receipt of reports on ongoing improvement and simplification initiatives, including improvements to TC Energy’s Operational Management System (TOMS).

•	Received updates on various projects, including Coastal GasLink and the Southeast Gateway projects.

•	Received and reviewed regular reports on the operational and HSSE performance at Bruce Power, including status updates regarding the major component replacement.

•	Received the Occupational Health and Industrial Hygiene annual reviews.

•	Received updates and an external presentation on contractor safety performance.

•	Received briefing on project execution plan in advance of a project’s final investment decision.

Policy and Standards Review

•	Monitored the effectiveness of the standards governing project costs and execution.

•	Received and reviewed updates on TC Energy’s Safety Culture Plan.

Operational Risk Management and Emergency Preparedness

•	Received an update on TC Energy’s Emergency Management Program, including the review of 2023 areas of focus.

•	Oversaw our risk management activities related to HSSE, and reported to the Board as appropriate.

•	Attended a tour of an offshore pipeline vessel which included a presentation on risk controls and emergency response.

Sustainability Oversight

•	Monitored updates to Canadian and U.S. air emissions and greenhouse gas legislation, climate change initiatives and related compliance matters for impacts to TC Energy.

•	Received and reviewed regular updates on the progression of TC Energy’s sustainability commitments and oversaw TC Energy’s voluntary disclosure on HSSE sustainability matters.

•	Received and reviewed updates on the progression of engaging with Indigenous groups including TC Energy’s Reconciliation Action Plan.

130 | TC Energy Management Information Circular 2024

Human Resources Committee

Current members

William D. Johnson (Chair as of January 1, 2024)

Susan C. Jones

John E. Lowe

Indira Samarasekera

Siim A. Vanaselja

Dheeraj “D” Verma

Other members that served during the year

Thierry Vandal (Chair until December 31, 2023)

Meetings 5 regularly scheduled meetings (January, February, September, November, December) and 3 special meetings (April, June, July)
Independence 6 independent directors, 100 per cent independent

Mandate

The Human Resources Committee is responsible for assisting the Board with developing strong human resources policies and plans, overseeing the compensation programs and assessing the performance of the CEO and each executive vice-president against pre-established objectives and recommending their compensation to the Board.

It approves and, as applicable, recommends to the Board executive incentive awards, and any major changes to the compensation programs and benefits plans for employees. It also reviews the benefits under our Canadian pension plans and share ownership requirements for executives.

The Human Resources Committee meets in-camera at the beginning and end of each meeting.

2023 highlights

Compensation Governance and Strategy

•	Reviewed and recommended the adoption of a new Incentive Compensation Recoupment and Holdback Policy pursuant to the requirements under the NYSE listing standards and US legal requirements.

•	Reappointed Meridian as the independent compensation advisor to the Human Resources Committee after determining that Meridian is independent under NYSE criteria.

•	Reviewed the external governance assessments and the outcome of its say on pay vote from the 2023 annual meeting.

•	Reviewed the alignment of actual compensation earned with performance over the applicable measurement periods.

•	Reviewed and recommended a revised form of executive employment agreement.

Long-Term Incentive Plans and Benefits

•	Approved amendments to the long-term incentive plans, removed the granting of options and introduced TC Energy RSUs into the mix.

•	Reviewed the governance for the Canadian Pension Plan.

•	Approved the cessation of the DB Plan and the adoption of the DC Plan.

Executive Compensation and Succession Planning

•	Approved changes to share ownership requirements.

•	Reviewed and recommended 2023 management priorities and Executive Leadership Team individual objectives.

•	Assessed the performance of the CEO and each executive vice-president and recommended the 2023 executive compensation awards to the Board for approval.

•	Reviewed the risks associated with its compensation programs.

•	Reviewed and approved the named executive officer compensation peer group.

•	Approved the performance measures under the TC Energy PSU Plan.

•	Reviewed and recommended the targets under the annual corporate scorecard.

•	Reviewed leadership development and succession planning programs at the executive level.

•	Approved long-term incentive grant awards and recommended payout of the 2020 grants.

•	Reviewed out of cycle TC Energy RSU and TC Energy PSU grants from the previous year.

TC Energy Management Information Circular 2024 | 131

	WHERE TO FIND IT

>	Compensation Governance	132

	Expertise	133

	Compensation Oversight	134

	Independent Consultant	138

>	Director Compensation Discussion and Analysis	139

	2023 Details	142

>	Human Resources Committee Letter to Shareholders	147

>	Executive Compensation Discussion and Analysis	149

	2023 Details	170

Compensation

We are committed to high standards of corporate governance, including compensation governance.

This section tells you how the Board makes director and executive compensation decisions at TC Energy, and explains its decisions for 2023.

Compensation Governance

The Board, the Human Resources Committee and the Governance Committee are responsible for the integrity of our compensation governance practices.

Human Resources Committee

Thierry Vandal (Chair until December 31, 2023)

William D. Johnson

Susan C. Jones

Indira Samarasekera

Siim A. Vanaselja

Dheeraj “D” Verma

Governance Committee

John E. Lowe (Chair until December 31, 2023)

David MacNaughton

Mary Pat Salomone

Indira Samarasekera

Siim A. Vanaselja

The Board approves all matters related to executive and director compensation. The committees are responsible for reviewing compensation matters and making any recommendations. Both committees are comprised of entirely independent directors. Each Human Resources Committee member is independent under the NYSE Compensation committee independence requirements.

132 | TC Energy Management Information Circular 2024

EXPERTISE

Human resources and executive compensation

The Human Resources Committee is responsible for executive compensation. As of April 10, 2024, it consists of six independent directors who have an appropriate mix of skills and experience in management, business, industry, human resources, executive compensation and public accountability for carrying out their responsibilities.

Name	Accounting/ Audit	Capital Markets/ Mergers & Acquisitions	CEO	Enterprise Risk Management	Human Resources & Compensation	Governance

William D. Johnson (Chair as of January 1, 2024)	✓		✓		✓	✓

Susan C. Jones	✓	✓	✓	✓	✓	✓

John E. Lowe	✓	✓		✓	✓	✓

Indira Samarasekera			✓	✓	✓	✓

Siim A. Vanaselja	✓	✓		✓	✓	✓

Dheeraj “D” Verma		✓	✓		✓	✓

A majority of members have experience as members of human resources or compensation committees of other public companies.

Mr. Johnson, the Committee chair as of January 1, 2024, has served as President and Chief Executive Officer of two large public utility corporations as well as the largest publicly-owned utility in the United States, and is experienced in the administration of compensation programs.

Ms. Jones ran three distinct businesses of a publicly-traded company and was the former Chair of the Compensation Committee of another publicly-traded company. She is a director of two public companies including TC Energy, serving on the Compensation Committee and Human Resources Committee of both of them. Ms. Jones is experienced in the administration of compensation programs.

Dr. Samarasekera serves on the selection panel for Canada’s Outstanding CEO of the Year and is a director of four public companies including TC Energy, serving as the Chair of the Human Resources Committee of two of those public companies. She also serves as a director of various not-for-profit organizations and has extensive experience in overseeing and administrating compensation programs.

Mr. Vanaselja was the Executive Vice-President and Chief Financial Officer of a publicly-traded company. He has also served on the Management Resources and Compensation Committees of one publicly-traded company and various private corporations, and has experience in the implementation, administration and management of executive compensation programs and plans.

Mr. Verma is currently a Senior Advisor to a private energy investment company, previously serving as President, and was on the Executive and Investment Committees of the firm during his tenure. Prior to this, Mr. Verma was a senior member of a large financial services company’s Mergers and Acquisitions group for seven years. He has experience in overseeing and administering compensation programs.

In addition to the Human Resources Committee’s collective experience in compensation matters, all of the members stay actively informed of trends and developments in compensation matters and the applicable legal and regulatory frameworks.

Governance

You can find specific details about each director’s background, skills and experience in the director profiles starting on page 42 and the skills matrix on page 118, and more information about the Committees starting on page 127.

The Governance Committee is responsible for corporate governance, director compensation, governance and strategic planning and risk oversight. It consists of seven independent directors who have a mix of skills and experience in business, risk, governance, human resources and compensation. Five of the members currently are or have been members of Human Resources or Compensation Committees of other public companies. Two of the members have experience as a CEO of one or more public companies, which has provided each of them with experience in oversight of and direct involvement in compensation matters. One of the members is also a member of the Committee on the Future of Corporate Governance in Canada, a committee established by TMX Group and the Institute of Corporate Directors, comprised of thirteen experienced Canadian directors and leading governance experts from across Canada, whose work focuses on providing guidance on corporate governance matters facing public companies in Canada.

TC Energy Management Information Circular 2024 | 133

COMPENSATION OVERSIGHT

The purpose of the Board’s compensation oversight is to ensure that executives and directors are compensated fairly with respect to market in a way that does not lead to undue risk in TC Energy’s business and operations.

The Board reviews our compensation policies and practices every year, considers the possibility of risks and makes any adjustments it deems necessary to ensure that our compensation policies are not reasonably likely to have a material adverse effect on TC Energy. It carries out this work directly or through the Human Resources Committee and the Governance Committee.

The Board has approved various compensation policies and practices to effectively identify and mitigate compensation risks and discourage the CEO, executive vice-presidents or others from taking inappropriate or excessive risks.

Multi-year strategic plan

We have a multi-year strategic plan that identifies our core strategies to achieve our vision of being the leading energy infrastructure company in North America. Our core strategies include:

•	maximizing the full-life value of our infrastructure assets and commercial positions,
•	commercially developing and building new asset investment programs,
•	cultivating a focused portfolio of high-quality development options, and
•	maximizing our competitive strengths.

Executive compensation is closely linked to the strategic plan. Our annual corporate objectives support the strategic plan and are integrated into our compensation decision-making process. At the end of each year, the Board assesses our performance against the corporate objectives to determine the corporate factor that is used in calculating short-term incentive awards for the CEO, executive vice-presidents and all other employees. The Board also ensures that the annual individual performance objectives for the CEO and each executive vice-president align with our corporate objectives and reflect performance areas that are specific to each role when it determines total direct compensation for each executive.

Compensation philosophy

Our compensation philosophy guides all compensation program design and decisions. Our approach to compensation is structured to meet four key objectives: pay for performance, be market competitive, align executives’ interests with those of our various stakeholders, and attract, engage and retain our executives. In setting compensation levels, each component – base salary, short-term and long-term incentives – as well as total direct compensation are determined with reference to median levels in our peer group. See pages 150 through 160 for details.

Executive compensation is designed to pay for performance, as a significant portion of total direct compensation is variable or at-risk compensation. See pages 165 through 169 for the pay mix for each named executive.

134 | TC Energy Management Information Circular 2024

Executive compensation structured to manage risk

The Human Resources Committee and the Board have structured the executive compensation program to ensure that executives are compensated fairly and in a way that does not present undue risk to TC Energy or encourage executives to take inappropriate risks. The Human Resources Committee is committed to continuous improvement of executive compensation practices, and reviews prevalent best practices on a regular basis.

•

Structured process: The Human Resources Committee has implemented a formal decision-making process that involves management, the Human Resources Committee and the Board. The Human Resources Committee uses a multi-step review process for all compensation matters, first adopting goals and metrics of performance, reviewing how performance compares to the pre-established metrics and then seeking Board input as to the reasonableness of the results.

•

Benchmarking to ensure fairness: Executive compensation is reviewed every year. Executive compensation is benchmarked against size appropriate peer groups to assess competitiveness and fairness, and the appropriateness of the composition of the applicable peer groups is reviewed.

•

Modelling and stress testing: The Human Resources Committee uses modelling to stress test different compensation scenarios and potential future executive compensation. This includes an analysis of the potential effect of different corporate performance scenarios on previously awarded and outstanding compensation to assess whether the results are reasonable. The Human Resources Committee also uses modelling to assess the payments under the terms of the executives’ employment agreements for severance and change of control situations.

•

Independent advice: The Human Resources Committee uses an independent external compensation consultant to provide advice in connection with executive pay benchmarking, incentive plan design, compensation governance and pay for performance.

•

Alignment with shareholders: The Human Resources Committee and the Board place a significant emphasis on long-term incentives when determining the total direct compensation for the CEO and each executive vice-president. Our long-term incentives include stock options (referred to as TC Energy Stock Options) and performance vesting executive share units (referred to as TC Energy PSUs) – both of which encourage value creation over the long-term and align executives’ interests with our shareholders.

•

Pre-established objectives: Each year the Board approves corporate, business unit and individual objectives that are aligned with the overall business plan for the CEO and each executive vice-president. These objectives are used to assess performance and determine compensation.

•	Multi-year performance-based compensation: Awards under the TC Energy PSU Plan are paid out based on our performance against objectives set for the three-year vesting period.

•

Limits on variable compensation payments: Short-term incentive awards are subject to a minimum of a zero payout up to a maximum payout of two times target. Long-term incentive awards under the TC Energy PSU Plan are subject to a minimum of a zero payout up to a maximum payout of two times the final number of units accrued at the end of the vesting period.

•

Discretion: The Board completes a formal assessment annually, and can then use its discretion to increase or decrease any compensation awards if it deems it appropriate based on market factors or other extenuating circumstances. However, to maintain the integrity of the metrics-based framework, the Board exercises its discretion sparingly.

TC Energy Management Information Circular 2024 | 135

Policies and guidelines to manage risk

The Governance Committee, the Human Resources Committee and the Board have instituted several policies to ensure that compensation risk is appropriately managed and that the interests of both directors and executives are aligned with those of our shareholders. These policies are derived from best practices in governance and legal requirements.

•	Corporate objectives: We adopt corporate objectives consistent with our approved strategic plan so that the Board can monitor how compensation influences business decisions.

•

Share ownership requirements: We have share ownership requirements for both directors and executives, reflecting the Board’s view that directors and executives can represent the interests of shareholders more effectively if they have a significant investment in TC Energy.

•	Post-retirement share ownership requirement: The CEO is required to maintain their required ownership level for one year post-retirement.

•

Prohibition on hedging: Our Trading Policy includes an Anti-Hedging Policy preventing directors and officers from using derivatives or other instruments to insulate them from movements in our share price. This includes prepaid variable forward contracts, equity swaps, collars, units of exchange funds and other hedging vehicles.

•	Reimbursement: We maintain both an Incentive Compensation Recoupment and Holdback Policy and a Recoupment Policy for Intentional Misconduct.

•

The Incentive Compensation Recoupment and Holdback Policy requires covered executives to repay erroneously awarded incentive compensation, including vested and unvested short and long-term incentive compensation (including proceeds realized from the exercise of TC Energy Stock Options) received in the three completed fiscal years prior to the determination that a restatement of financial results is required due to material non-compliance with any financial reporting requirement under U.S. securities laws. This policy meets the requirements of the NYSE Listing Standards and Rule 10D-1 as adopted by the SEC to implement Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

•

The Recoupment Policy for Intentional Misconduct operates in conjunction with the Incentive Compensation Recoupment and Holdback Policy. Pursuant to the Recoupment Policy for Intentional Misconduct, in cases where an employee at the vice president level and above has engaged in intentional misconduct and as a result, there is a restatement of financial results or a material error in financial reporting, the employee will be required to repay vested and unvested short and long-term incentive compensation (including proceeds realized from the exercise of TC Energy Stock Options) granted in the three year period preceding a restatement.

To date, neither of these policies have been triggered, and no reimbursement of incentive compensation or related profits have been paid under either of these Policies.

•

Say on pay: We implemented a non-binding advisory shareholder vote on our approach to executive compensation starting in 2010. The results shown in the table below confirm that a significant majority of shareholders have accepted our approach to executive compensation. The approval vote as a percentage of shares voted in favour of our approach to executive compensation for the last three years are as follows:

Year	Approval vote (%)

2023	94.20

2022	97.70

2021	94.81

•

Code of business ethics: Our Code applies to employees, contract workers, independent consultants and directors. The Code incorporates principles of good conduct and ethical and responsible behaviour to guide our decisions and actions and the way we conduct business.

136 | TC Energy Management Information Circular 2024

After considering the implications associated with our compensation policies and practices, completing a review of our policies and practices described above, and with advice from the independent consultant to the Human Resources Committee, the Board believes that:

•	we have the proper practices in place to effectively identify and mitigate potential risk, and

•

TC Energy’s compensation policies and practices do not encourage the CEO, executive vice-presidents, or any employee to take inappropriate or excessive risks, and are not reasonably likely to have a material adverse effect on our company.

In addition to our compensation policies and practices, our corporate values – safety, innovation, responsibility, collaboration and integrity – also guide director, officer and employee behaviour, underpin our company culture and define the character of the organization we share and work in every day.

TC Energy Management Information Circular 2024 | 137

INDEPENDENT CONSULTANT

The Human Resources Committee retains an independent compensation consultant to provide advice on compensation-related matters.

The Human Resources Committee created a mandate for the consultant that includes:

•	advising on compensation levels for the CEO and named executives,
•	assessing the CEO’s recommendations on the compensation of the other named executives,
•	attending all of its Human Resources Committee meetings (unless otherwise requested by the Human Resources Committee Chair),
•	providing data, analysis or opinions on compensation-related matters requested by the Human Resources Committee or its Chair, and
•	reporting to the Human Resources Committee on any matters that may arise related to executive compensation.

Meridian has been the independent compensation consultant since September 2014. The Human Resources Committee obtains independent advice from the consultant who provides a neutral source of data and information on compensation practices and trends. While the consultant’s advice is an important tool in the Human Resources Committee’s processes, the Human Resources Committee remains wholly responsible for making its own decisions and recommendations to the Board.

Meridian provides advice to the Human Resources Committee on matters relating to executive and director compensation. It does not provide consulting or other services to TC Energy, and is not permitted to provide services to management. Before engaging Meridian, and each year, after considering all factors bearing on the consultant’s independence, including those factors enumerated by the NYSE, the Human Resources Committee determined that Meridian is independent.

The table below shows the executive and director compensation-related fees paid in 2022 and 2023:

Executive and director compensation-related fees

($ in millions)

Meridian	2023	2022

Consulting to the Human Resources Committee	0.23	0.14

Consulting to the Governance Committee	0.03	—
All other fees	0.08	—

Total fees	0.34	0.14

Note

•	Amounts included in “All other fees” represent fees paid to Meridian for services performed in connection with the Arrangement.

138 | TC Energy Management Information Circular 2024

Director Compensation Discussion and Analysis

	WHERE TO FIND IT
>	Director Compensation Discussion and Analysis	139
	Approach	139
	Components	141
>	2023 Details	142
	Director Compensation Table	142
	At-Risk Investment	144
	Incentive Plan Awards	146

APPROACH

Our director compensation program reflects our size and complexity, and reinforces the importance we place on delivering shareholder value. Director compensation includes annual retainers and travel fees that are paid in cash and TC Energy DSUs to link a significant portion of their compensation to the value of our shares. See Deferred share units below for more information about the TC Energy DSU Plan.

The Board follows a formal performance assessment process to ensure directors are engaged and make meaningful contributions to the Board and Committees they serve on.

The Governance Committee typically reviews director compensation at least every two years, based on independent advice respecting compensation paid by our peer companies, and makes compensation recommendations to the Board for its review and approval. Recommendations take into consideration the directors’ time commitment, duties and responsibilities and director compensation practices at comparable companies.

Directors of TC Energy also serve as directors of TCPL. Board and Committee meetings of TC Energy and TCPL run concurrently, and the director compensation described below is for serving on both boards. TC Energy does not hold any material assets directly, other than TCPL common shares and receivables from some of our subsidiaries. As a result, TCPL assumes all directors’ costs according to a management services agreement between the two companies.

Benchmarking

Director compensation is benchmarked against a peer group of companies reviewed by the Governance Committee. The companies in our 2023 peer group are consistent with the group of Canadian and U.S. publicly-traded companies included in the executive compensation peer group. Total compensation is determined with reference to our peer group, so we can attract and retain qualified directors.

The Governance Committee generally reviews director compensation every two years and recommendations are based on independent advice respecting compensation paid by our peer companies. In accordance with this, in 2023, the Governance Committee retained Meridian as its independent consultant to prepare a report on director compensation for the 2023 compensation year. The Governance Committee refers to the report when conducting its compensation review. The 2023 peer group is listed below and mirrors the companies included in the executive compensation peer group:

2023 Peer Group
American Electric Power Company, Inc.	Enbridge Inc.	Pembina Pipeline Corporation
BCE Inc.	Exelon Corporation	Sempra
Canadian National Railway Company	Fortis Inc.	Suncor Energy Inc.
Canadian Natural Resources Limited	Imperial Oil Limited	Teck Resources Limited
Cenovus Energy Inc.	Kinder Morgan, Inc.	The Southern Company
Dominion Energy, Inc.	NextEra Energy, Inc.	The Williams Companies, Inc.

Duke Energy Corporation	Occidental Petroleum Corporation

TC Energy Management Information Circular 2024 | 139

Aligning the interests of directors and shareholders

The Board believes that directors can represent the interests of shareholders more effectively if they have a significant investment in TC Energy. Directors must hold at least four times their annual retainer in TC Energy shares or TC Energy DSUs within five years of joining the Board.

Directors can meet the requirements by purchasing TC Energy shares, participating in our dividend reinvestment plan (DRP) or by directing all or a portion of their compensation to be paid in TC Energy DSUs. We recalibrate the required ownership values if the retainer is increased.

If their holdings fall below the minimum level because of fluctuations in our share price, we expect directors to attain the minimum threshold within a reasonable amount of time set by the Governance Committee.

As President and CEO, Mr. Poirier must instead meet our CEO share ownership requirement which is five times his base salary. Mr. Poirier has until the end of 2026 to meet these ownership requirements.

As of April 10, 2024, all of our non-executive directors are in compliance with our Director Share Ownership Policy. Ms. Campbell, Mr. Johnson and Mr. MacNaughton each have five years from the date they were appointed to meet the director share ownership requirements.

Non-Executive Director	Date appointed	Share ownership date

Mr. MacNaughton	May 1, 2020	May 1, 2025

Mr. Johnson	June 14, 2021	June 14, 2026

Ms. Campbell	June 7, 2022	June 7, 2027

Deferred share units

DSUs are notional shares that have the same value as TC Energy shares. TC Energy DSUs earn dividend equivalents as additional units at the same rate as dividends paid on TC Energy shares.

The TC Energy DSU Plan allows directors to choose to receive a portion of their retainers and travel fees in TC Energy DSUs instead of cash. The plan also allows the Governance Committee to use discretion to grant TC Energy DSUs to directors as additional compensation (excluding employee directors such as our President and CEO). No discretionary grants of TC Energy DSUs were made to directors in 2023.

Directors redeem their TC Energy DSUs when they leave the Board. Directors can redeem their DSUs for cash or shares of TC Energy purchased on the open market.

140 | TC Energy Management Information Circular 2024

COMPONENTS

Directors receive annual retainers and travel fees when applicable. They are also reimbursed for out-of-pocket expenses they incur while attending meetings and other Board activities. Beginning January 1, 2020, director compensation was determined in U.S. dollars based on a decision to align compensation practices with peers and to ensure equitable treatment between our U.S. and Canadian directors. Mr. Poirier is compensated in his role as President and CEO, and does not receive any director compensation. Both the annual Board retainer and the separate retainer for the Chair of the Board are paid in cash and TC Energy DSUs according to the fee schedule below:

2023 compensation (presented in U.S. dollars)

Retainers paid quarterly from the date the director is appointed to the Board and Committees

Board paid to each director except the Chair of the Board flat fee (no meeting fees paid)	$260,000 per year ($110,000 cash + $150,000 in TC Energy DSUs)		represented 3,936 TC Energy DSUs for directors in 2023

Chair of the Board receives a higher retainer because of his level of responsibility flat fee (no meeting fees paid)	$491,000 per year ($201,000 in cash + $290,000 in TC Energy DSUs)		represented 7,610 TC Energy DSUs in 2023

Committee Chairs receive a higher committee retainer for additional duties and responsibilities	$25,000 per year	Audit
	$20,000 per year	Human Resources
	$20,000 per year	Governance

	$20,000 per year	Health, Safety, Sustainability and Environment

	$25,000 per year	Ad-Hoc Special Committee

Ad-Hoc Special Committee Member paid to each member for additional duties and responsibilities relating to ad-hoc committee	$15,000 per year

Travel fees if round trip travel is more than three hours	$1,500 per round trip

TC Energy DSUs are credited quarterly, in arrears, using the closing price of TC Energy shares on the TSX at the end of each quarter.

TC Energy Management Information Circular 2024 | 141

Director Compensation – 2023 Details

The table below shows total director compensation awarded, credited or paid in 2023.

DIRECTOR COMPENSATION TABLE

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)

Cheryl F. Campbell	151,193	200,696	—	—	—	—	351,889

Michael R. Culbert	149,163	200,696	—	—	—	—	349,859

William D. Johnson	166,188	200,696	—	—	—	—	366,884

Susan C. Jones	164,158	200,696	—	—	—	—	364,854

John E. Lowe	202,944	200,696	—	—	—	—	403,640

David MacNaughton	149,163	200,696	—	—	—	—	349,859

Una Power	203,607	200,696	—	—	—	—	404,303

Mary Pat Salomone	177,953	200,696	—	—	—	—	378,649

Indira Samarasekera	151,193	200,696	—	—	—	—	351,889

Siim A. Vanaselja	274,935	388,013	—	—	—	—	662,948

Thierry Vandal	177,953	200,696	—	—	—	—	378,649

Dheeraj “D” Verma	166,188	200,696	—	—	—	—	366,884

Notes

•

The directors’ share-based awards, retainers and travel fees are determined in U.S. dollars. The values presented in this table are in Canadian dollars and reflect a U.S./Canadian foreign exchange rate of 1.3533 as at March 31, 2023, 1.324 as at June 30, 2023, 1.352 as at September 29, 2023 and 1.3226 as at December 29, 2023.

•	In 2023, Mr. Poirier was compensated in his role as President and CEO and did not receive any director compensation.
•	Fees earned includes Board and Committee chair retainers and travel fees paid in cash, including the portion directors chose to receive as TC Energy DSUs.
•

Share-based awards include the portion of the Board retainer (U.S.$150,000) and the Chair of the Board retainer (U.S.$290,000) that we automatically pay in TC Energy DSUs. There were no additional grants of TC Energy DSUs in 2023.

•	All other compensation includes other compensation not reported in any other column for each director.

142 | TC Energy Management Information Circular 2024

The table below is a breakdown of director compensation by component. It includes the total fees paid in cash and the TC Energy DSUs credited as at the grant date, unless stated otherwise. TC Energy DSUs credited includes the minimum portion of the Board retainer paid in TC Energy DSUs and the retainers, meeting and travel fees that directors chose to receive as TC Energy DSUs in 2023.

	Retainers			Travel	Totals

Name	Board ($)	Committee chair ($)	Special Committee ($)	Travel fee ($)	Fees paid in cash ($)	TC Energy DSUs credited ($)	Total cash & TC Energy DSUs credited ($)

Cheryl F. Campbell	147,177	—	—	4,016	73,589	278,300	351,889

Michael R. Culbert	147,177	—	—	1,986	—	349,859	349,859

William D. Johnson	147,177	—	14,995	4,016	14,995	351,889	366,884

Susan C. Jones	147,177	—	14,995	1,986	14,995	349,859	364,854

John E. Lowe	147,177	26,760	24,991	4,016	202,944	200,696	403,640

David MacNaughton	147,177	—	—	1,986	—	349,859	349,859

Una Power	147,177	33,449	14,995	7,986	14,995	389,308	404,303

Mary Pat Salomone	147,177	26,760	—	4,016	177,953	200,696	378,649

Indira Samarasekera	147,177	—	—	4,016	151,193	200,696	351,889

Siim A. Vanaselja	268,933	—	—	6,002	—	662,948	662,948

Thierry Vandal	147,177	26,760	—	4,016	—	378,649	378,649

Dheeraj “D” Verma	147,177	—	14,995	4,016	14,995	351,889	366,884

Notes

•

The Board received their share-based awards, retainers and travel fees in U.S. dollars. The values presented in this table are in Canadian dollars and reflect a U.S./Canadian foreign exchange rate of 1.3533 as at March 31, 2023, 1.324 as at June 30, 2023, 1.352 as at September 29, 2023 and 1.3226 as at December 29, 2023.

•

TC Energy DSUs credited include all share-based awards vested or earned by the directors in 2023. The minimum portion of the Board retainer paid in TC Energy DSUs in 2023 was U.S.$290,000 for the Chair and U.S.$150,000 for the other directors. TC Energy DSUs credited also includes the portion of the retainers and travel fees directors chose to receive in TC Energy DSUs in 2023.

•	Total cash and TC Energy DSUs credited is the total dollar amount paid for duties performed on the TC Energy and TCPL boards.
•

TC Energy DSUs were paid quarterly based on share prices of $52.57, $53.54, $46.71 and $51.76, the closing prices of TC Energy shares on the TSX at the end of each quarter in 2023, respectively. Directors are able to redeem their TC Energy DSUs when they leave the Board.

•	In 2023, Mr. Poirier was compensated in his role as President and CEO and did not receive any director compensation.

TC Energy Management Information Circular 2024 | 143

AT-RISK INVESTMENT

The table on the following page shows:

•	the total value of each director’s shares and TC Energy DSUs or shares of our affiliates, including the TC Energy DSUs credited as dividend equivalents up to March 28, 2024,
•	their holdings as a percentage of their 2023 annual retainer, and
•	the minimum equity investment required, as a multiple of their annual retainer.

The change in value represents the value of TC Energy DSUs received in 2023, including dividend equivalents credited up to March 28, 2024, plus any additional TC Energy shares acquired. The change in value also includes increases and decreases in market value.

Mr. Poirier’s at-risk investment is not included in this section due to his role as an executive officer. For more information on Mr. Poirier’s at-risk investment, see Mr. Poirier’s director profile in Business of the meeting – The Nominated directors on page 48.

As of the date of this Circular, all of our directors are in compliance with our Director Share Ownership Policy. See pages 140 and 154 for more information about our share ownership requirements for directors and executives.

None of the nominated directors (or all of our directors and executives as a group) own more than one per cent of TC Energy shares, or any class of shares of its subsidiaries and affiliates.

In the table:

•	DSUs include TC Energy DSUs credited as dividend equivalents up to March 28, 2024.
•

Total market value is the market value of TC Energy shares and TC Energy DSUs, calculated using a closing share price on the TSX of $52.57 on March 31, 2023 and $50.83 on April 10, 2024. It includes TC Energy DSUs credited as dividend equivalents up to March 28, 2024.

•	Ms. Salomone’s holdings include 500 shares held beneficially by her husband.
•

The values presented in As a multiple of annual retainer and Total value of minimum investment reflect an annual retainer value using a U.S./Canadian foreign exchange rate of $1.3533 as at March 31, 2023 and $1.3671 as at April 10, 2024.

•

Mr. Vanaselja stepped down as Board Chair of TC Energy effective December 31, 2023 and Mr. John E. Lowe was appointed as his successor effective January 1, 2024. As such, Mr. Vanaselja’s 2023 and Mr. Lowe’s 2024 Total value of minimum investment reflects the share ownership requirements based on the Board Chair retainer value and the change in As a Multiple of Annual Retainer between 2023 and 2024 is not presented in the table.

144 | TC Energy Management Information Circular 2024

At-risk investment

					At-risk investment		Minimum investment required

Name	Date	Common shares	DSUs	Total common shares and DSUs	Total market value ($)	As a multiple of annual retainer	Total value of minimum investment ($)	Multiple of retainer

Cheryl F. Campbell	2024	5,674	10,047	15,721	799,098	2.25	1,421,784	4x

	2023	—	4,074	4,074	214,170	0.61	1,407,432	4x

	Change	5,674	5,973	11,647	584,928	1,64

Michael R. Culbert	2024	10,500	22,744	33,244	1,689,793	4.75	1,421,784	4x

	2023	5,500	14,797	20,297	1,067,013	3.03	1,407,432	4x

	Change	5,000	7,947	12,947	622,779	1.72

William D. Johnson	2024	—	19,034	19,034	967,498	2.72	1,421,784	4x

	2023	—	10,898	10,898	572,908	1.63	1,407,432	4x

	Change	—	8,136	8,136	394,590	1.09

Susan C. Jones	2024	14,166	26,962	41,128	2,090,536	5.88	1,421,784	4x

	2023	6,666	18,386	25,052	1,316,984	3.74	1,407,432	4x

	Change	7,500	8,576	16,076	773,553	2.14

John E. Lowe	2024	30,000	40,585	70,585	3,587,836	5.35	2,684,984	4x

	2023	25,000	33,201	58,201	3,059,627	8.70	1,407,432	4x

	Change	5,000	7,384	12,384	528,209	N/A

David MacNaughton	2024	—	24,739	24,739	1,257,483	3.54	1,421,784	4x

	2023	—	16,320	16,320	857,942	2.44	1,407,432	4x

	Change	—	8,419	8,419	399,541	1.10

Una Power	2024	6,360	34,717	41,077	2,087,944	5.87	1,421,784	4x

	2023	1,560	24,904	26,464	1,391,212	3.95	1,407,432	4x

	Change	4,800	9,813	14,613	696,731	1.92

Mary Pat Salomone	2024	4,500	44,867	49,367	2,509,325	7.06	1,421,784	4x

	2023	3,500	37,878	41,378	2,175,241	6.18	1,407,432	4x

	Change	1,000	6,989	7,989	334,083	0.88

Indira Samarasekera	2024	—	44,077	44,077	2,240,434	6.30	1,421,784	4x

	2023	—	35,005	35,005	1,840,213	5.23	1,407,432	4x

	Change	—	9,072	9,072	400,221	1.07

Siim A. Vanaselja	2024	52,000	105,399	157,399	8,000,591	22.51	1,421,784	4x

	2023	12,000	86,920	98,920	5,200,224	7.83	2,657,881	4x

	Change	40,000	18,479	58,479	2,800,367	N/A

Thierry Vandal	2024	287	47,404	47,691	2,424,134	6.82	1,421,784	4x

	2023	269	36,900	37,169	1,953,974	5.55	1,407,432	4x

	Change	18	10,504	10,522	470,159	1.27

Dheeraj “D” Verma	2024	81,426	13,593	95,019	4,829,816	13.59	1,421,784	4x

	2023	46,748	5,988	52,736	2,772,332	7.88	1,407,432	4x

	Change	34,678	7,605	42,283	2,057,484	5.71

Total	2024	204,913	434,168	639,081	32,484,487

	2023	101,243	325,271	426,514	22,421,841

	Change	103,670	108,897	212,567	10,062,646

TC Energy Management Information Circular 2024 | 145

INCENTIVE PLAN AWARDS

Outstanding option-based and share-based awards

The table below shows all outstanding share-based awards previously granted to the directors that were outstanding at the end of 2023. Year-end values are based on $51.76 being the closing price of TC Energy shares on the TSX at December 29, 2023. Non-executive directors are not eligible to participate in the TC Energy Stock Option Plan and, accordingly, none of our non-executive directors have outstanding option-based awards.

Name	Number of shares or units of share- based awards that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Number of shares or units of vested share-based awards not paid out or distributed (#)	Market or payout value of vested share-based awards not paid out or distributed ($)	Number of share- based awards vested during 2023 (#)	Share-based awards-value vested during 2023 ($)

Cheryl F. Campbell	148	7,123	8,483	439,087	5,808	300,665

Michael R. Culbert	366	17,569	20,924	1,083,048	8,003	414,266

William D. Johnson	294	14,110	16,804	869,788	7,760	430,194

Susan C. Jones	433	20,754	24,717	1,279,374	8,262	427,673

John E. Lowe	668	32,001	38,112	1,972,701	6,374	329,968

David MacNaughton	395	18,920	22,533	1,166,329	8,113	419,953

Una Power	564	27,025	32,186	1,665,955	9,511	492,290

Mary Pat Salomone	754	36,150	43,054	2,228,495	6,712	347,435

Indira Samarasekera	741	35,498	42,277	2,188,308	9,499	491,708

Siim A. Vanaselja	1,785	85,510	101,840	5,271,255	19,412	1,004,790

Thierry Vandal	783	37,520	44,685	2,312,899	10,167	526,251

Dheeraj “D” Verma	203	9,753	11,616	601,256	7,405	383,334

Notes

•	The dollar values presented in this table are in Canadian dollars based on the closing price of TC Energy shares on the TSX at December 29, 2023.
•	All share-based awards in this chart are TC Energy DSUs.
•	The total Market or payout value of share-based awards that have not vested is $369,589 at December 29, 2023.
•

Shares or units not vested are dividends declared at December 29, 2023, but not payable until January 31, 2024. Number of shares or units of share-based awards that have not vested is calculated using the closing price of TC Energy shares on the TSX at January 31, 2024 of $53.04.

146 | TC Energy Management Information Circular 2024

Human Resources Committee Letter to Shareholders

Dear Shareholder:

The Board is holding its fifteenth consecutive say-on-pay advisory vote regarding our approach to executive compensation. We appreciate the strong shareholder support we have received in the past and hope you will support our deliberations once again this year. This letter and the accompanying compensation discussion and analysis will explain the approach taken by the Human Resources Committee and the Board to assess 2023 performance and the basis on which we reached compensation decisions for each of our named executive officers.

TC Energy’s approach to compensation

Our vision is to be the premier energy infrastructure company in North America, now and in the future. Our diversified portfolio of North American energy infrastructure features critical, long-life energy assets, over 95 per cent underpinned by long-term contracts and/or regulated business models. Our compensation plans are designed to encourage disciplined decision-making in the balanced pursuit of sustainable financial performance and the responsible long-term development of critical North American infrastructure.

The Human Resources Committee periodically conducts a comprehensive review of our compensation program design to ensure it supports our strategy, it aligns well to market practice and there is a strong link between performance achieved and compensation delivered. Annually, we review changes in market practice to ensure our programs remain consistent with emerging governance and peer group best practices. As always, we evaluate executive compensation levels relative to market to ensure they remain competitive in order to attract and retain the critical

	WHERE TO FIND IT
>	Human Resources Committee Letter to Shareholders	147
>	Executive Compensation Discussion and Analysis	149
	Introduction	149
	Approach	150
	Components	155
	Corporate Performance	161
	Business Unit Performance	162
	Payout of 2021 TC Energy PSU Award	162
	Grant of 2024 TC Energy PSU Award	164
	Executive Profiles	165
>	2023 Details	170
	Summary Compensation Table	170
	Incentive Plan Awards	173
	Equity Compensation Plan Information	175
	Retirement Benefits	176
	Termination and Change of Control	177
talent required to run our business now and into the future.

2023 performance and compensation

The 2023 corporate scorecard was approved by the Board early in the year, consistent with our practice in prior years. The scorecard focused on safe, reliable and sustainable operations, financial results, and advancing our strategic priorities by strengthening the balance sheet and progressing the Focus Project, a cost-savings and efficiency initiative. Throughout 2023, the company’s focus on operational excellence has delivered a record 11 per cent EBITDA growth while reliably meeting the world’s growing demand for energy. We performed well despite unpredictable geopolitical events and market volatility.

We achieved comparable EBITDA of $11 billion (segmented earnings of $6.1 billion) and comparable EPS of $4.52 in 2023 (Net income per share of $2.75) while delivering our 23rd consecutive year of dividend growth. We delivered strong project execution by placing $5.3 billion of assets into service during the year on our natural gas and liquids pipeline systems and completing Bruce Power Unit 6 major component replacement on budget and ahead of schedule. We achieved mechanical completion of Coastal Gas Link ahead of our year-end target and are tracking to on budget and on schedule on Southeast Gateway. Delivering on our commitment to strengthen the balance sheet, we exceeded our 2023 divestiture target with the $5.3 billion monetization of a 40 per cent minority interest in Columbia Gas and Columbia Gulf while retaining operational control, and we announced and meaningfully progressed the Liquids Pipelines business spin off, which will strategically position both companies to generate incremental shareholder value.

Despite these successes, there was a single incident during an operational aerial patrol in Mexico, resulting in the tragic loss of four lives. As we mourn these losses, the incident continues to be investigated and we are assessing our aviation activities across the company’s entire footprint. We remain steadfastly committed to driving a culture of safety and advancing progress on our safety roadmap.

The Board considered the financial and operational successes achieved and the worker fatalities in assessing 2023 performance. The annual safety performance score for the corporate and Mexico Business Unit scorecards was reduced to zero. The overall corporate payout factor for the annual incentive plan was 1.3.

For our long-term compensation program, the Board approved a performance multiplier of 0.93 for the 2021 TC Energy PSUs that vested in 2023. The multiplier reflects strong cumulative three-year EPS performance relative to targets set in 2021 but lagging TSR relative to both direct business peers and a high-dividend subset of the S&P/TSX 60. The TC Energy PSUs paid out at a value that was 107 per cent of the original grant value based on the performance multiplier and final share price of $52.16 plus accrued dividends over the period.

TC Energy Management Information Circular 2024 | 147

Overall, the Board concluded the payout levels under both the annual and long-term plans were appropriately aligned with TC Energy’s performance.

Conclusion

The Board is keenly aware of our responsibility to ensure that our approach to executive compensation supports our strategy and aligns with the interests of our shareholders. The Board and the Human Resources Committee are also aware that our decisions must be logical and understandable to our employees, shareholders and other stakeholders. To this end, this Circular includes significant detail in the compensation discussion and analysis starting on the next page. We respond to shareholder questions on an individual basis, take input from stakeholders and continue to revisit our approach to ensure that our program remains appropriate.

We thank you for your continued confidence in TC Energy and welcome your comments or questions. You can contact the Human Resources Committee or the Board through the Corporate Secretary, TC Energy Corporation, 450 – 1 Street S.W., Calgary, AB, Canada T2P 5H1.

Sincerely,

William D. Johnson Chair, Human Resources Committee	John E. Lowe Chair of the Board of Directors

148 | TC Energy Management Information Circular 2024

Executive Compensation Discussion and Analysis

INTRODUCTION

This compensation discussion and analysis explains our executive compensation program, our 2023 performance, the performance assessment by the Human Resources Committee and the Board, and their compensation decisions for our named executives:

•	François Poirier, President and Chief Executive Officer
•	Joel Hunter, Executive Vice-President and Chief Financial Officer
•	Stanley Chapman III, Executive Vice-President and Chief Operating Officer, Natural Gas Pipelines
•	Annesley Wallace, Executive Vice-President, Strategy and Corporate Development and President, Power and Energy Solutions
•	Bevin Wirzba, Executive Vice-President and President, Liquids Pipelines

Annesley Wallace joined the organization and the Executive Leadership Team as Executive Vice-President, Strategy, Corporate Development and Energy Transition Planning on April 28, 2023. Ms. Wallace’s title was changed to Executive Vice-President, Strategy and Corporate Development and President, Power and Energy Solutions effective September 1, 2023 to reflect the growing scope of her responsibilities. Mr. Chapman was appointed Executive Vice-President and Chief Operating Officer, Natural Gas Pipelines on August 1, 2023 to include his broadened scope and oversight of all natural gas responsibilities. On August 1, 2023, Mr. Wirzba was appointed Executive Vice-President, and Group President, Liquids Pipelines and Coastal GasLink. Mr. Wirzba’s title was changed to Executive Vice-President and President, Liquids Pipelines effective January 1, 2024 to better reflect his responsibilities. In connection with TC Energy’s proposed spin off of its Liquids Pipelines business, publicly announced on July 27, 2023, it is expected that Mr. Wirzba will become the President and CEO of South Bow Corporation upon closing of the spin off in 2024. Mr. Hunter is departing TC Energy on July 1, 2024, with his role as Executive Vice-President and Chief Financial Officer transitioning to his successor effective May 15, 2024.

At the end of 2023, our executive leadership team consisted of the named executives, three other executive vice-presidents and one senior vice-president (the Executive Leadership Team).

In this compensation discussion and analysis, references to our Executive Leadership Team and executive compensation include our CEO and the executive vice-presidents only.

Compensation highlights

The Human Resources Committee and the Board made the following executive compensation decisions in 2024:

Program component	Decision/rationale

Base salary adjustments	• To maintain competitiveness with our peer group, recognize sustained proficiency in roles, and reflect increases in scope of responsibility. Increases are effective March 1, 2024.

2023 Annual incentive payments	• Reflect a corporate factor of 1.3 and business unit/functional area factors ranging from 1.2 to 1.6.

2021 TC Energy PSUs

•  Approved a performance multiplier of 0.93, reflecting TSR performance below threshold relative to our peer group comprised of similar businesses and below target relative to our peer group comprised of the high-yield subset of the TSX 60 Index, and cumulative comparable EPS below target over the three-year period ended December 31, 2023.

•  The performance multiplier, combined with the change in share price from $54.75 to $52.16 and dividend reinvestment, results in a payout that is 107 per cent of the original award value.

•  See Payout of 2021 TC Energy PSU Award starting on page 162.

2024 TC Energy PSUs

•  Approved three-year targets for Debt/EBITDA ratio, DCF and Methane Intensity Reduction goal.

•  Continued 50 per cent weighting on relative TSR performance against two peer groups. The industry-relative TSR group was unchanged and the high yield TSR group was updated to include 29 high-yield companies in the TSX 60 Index.

•  See Grant of 2024 TC Energy PSU Award on page 164.

2024 Corporate scorecard

•  The Human Resource Committee recommended, and the Board approved, the 2024 corporate scorecard that will apply to the named executives.

•  Business unit and functional scorecards are being discontinued to reflect the integrated and team-based approach to our business performance.

TC Energy Management Information Circular 2024 | 149

Compensation vs. total shareholder return

The chart below illustrates TSR, assuming an initial investment of $100 in TC Energy shares at year end 2018, and compares it to the return of the S&P/TSX Composite Total Returns Index and the trend in total direct compensation awarded to our named executives over the same period. In both cases, the chart assumes that all dividends are reinvested on the ex-dividend date (in accordance with our DRP in place at the time).

TSR is only one of the performance measures the Board considers when assessing performance and determining compensation for our named executives. Consequently, we do not necessarily expect there to be a direct correlation between TSR and total direct compensation awarded in any given period. The value of long-term compensation awarded in any given year is not guaranteed, it is equity-based, and the value ultimately realized by our executives is directly affected by the performance factor applied to the TC Energy PSU and changes in our share price, which creates strong alignment with shareholder experience.

	At year end						Compound annual return
	2018	2019	2020	2021	2022	2023

TRP	$100.00	$148.50	$117.69	$141.72	$137.84	$142.11	7.3%

TSX	$100.00	$122.88	$129.76	$162.32	$152.83	$170.79	11.3%

150 | TC Energy Management Information Circular 2024

CEO Realizable Pay

A significant portion (73%) of Mr. Poirier’s CEO compensation consists of fully at-risk long-term incentives (the long-term incentive mix is 60% performance-vesting TC Energy PSU and 40% TC Energy Stock Options), which are designed to focus the CEO on TC Energy’s long-term success. LTI is directly affected by the performance of TC Energy’s common share price:

•	TC Energy Stock Options only have value when the share price increases, and

•	TC Energy PSUs are impacted by share price, relative TSR performance and EPS growth.

The table below is a look back comparing grant date total target direct pay for Mr. Poirier to the realizable value of this compensation during the last three years, compared to shareholder return on investment. The analysis is based on the return of a $100 investment by a shareholder at the start of a period, and the reinvestment of dividends over the period, compared to $100 of total direct compensation for the CEO for each year. In all cases, shareholder returns are more favourable than CEO compensation value.

	Total Target Direct Pay	Realizable Pay	From	To	Value of $100
					CEO	Shareholder
2021	$8,000,000	$5,919,668	December 31, 2020		$74	$121
2022	$9,420,000	$6,740,322	December 31, 2021	December 31, 2023	$72	$100
2023	$12,090,000	$8,856,407	December 31, 2022		$73	$103

Notes

•	Total target direct pay includes salary, target bonus, long-term incentive grant of TC Energy PSUs and TC Energy Stock Options. Excludes pension and all other compensation value.
•

Realizable pay includes salary, actual bonus paid, value of stock options that are in-the-money and the market value of unvested TC Energy PSUs including dividend equivalents (assuming TC Energy PSUs vest at target for 2022 and 2023 grants, and actual for 2021 grant). Equity valued as at December 31, 2023 close stock price. Excludes pension and all other compensation value.

The table below compares target and realizable CEO compensation values.

For more information on TC Energy’s long-term incentives programs, see Components beginning on page 155 and for more information on CEO compensation, see Executive Profiles on page 165.

TC Energy Management Information Circular 2024 | 151

APPROACH

TC Energy’s executive compensation program is designed to meet four key objectives:

•	provide a compensation package that ‘pays for performance’ by rewarding executives for delivering on our corporate objectives and achieving our overall strategy,
•	offer levels and types of compensation that are competitive with the market,
•	align executives’ interests with those of our various stakeholders, and
•	attract, engage and retain our executives.

Compensation is also aligned with our risk management processes to ensure there is an appropriate balance between risk and reward. See pages 134 and 136 for more information.

Decision-making process

We follow a comprehensive decision-making process that involves management, the Human Resources Committee and the Board, and takes into account market data, input from the CEO and advice from the Human Resources Committee’s independent consultant.

The Board makes all decisions affecting CEO and executive vice-president compensation based on the Human Resources Committee’s recommendations.

152 | TC Energy Management Information Circular 2024

Independent consultant

The Human Resources Committee is advised by Meridian as its independent consultant on all executive compensation matters. The consultant’s mandate includes providing advice on compensation for the named executives and other members of the Executive Leadership Team, incentive design, compensation governance, attending all Human Resources Committee meetings and providing data, analysis or advice on compensation-related matters. While the Human Resources Committee is ultimately responsible for making its own decisions and recommendations to the Board, the consultant brings expertise, experience, independence and objectivity to the Human Resources Committee’s deliberations. The Human Resources Committee meets routinely in-camera and with the consultant, thereby ensuring that the discussions regarding compensation are substantive and unconstrained. You can find additional information on the independent consultant on page 138.

Benchmarking

We benchmark our executive compensation against a peer group of companies to assess the competitive market. Each year, the Human Resources Committee reviews the companies with its independent consultant, makes adjustments as it deems appropriate, and approves the peer group.

The peer group for the named executives reflects:

•	the size of TC Energy relative to the peer companies,
•	a broad sample size, which reduces potential volatility in the data,
•	the scope of TC Energy’s North American business activities, and
•	the broad market from which TC Energy competes for executive talent.

The 2023 peer group for our named executives is listed below. There were no changes from the 2022 peer group.

Named executive peer group
American Electric Power Company, Inc.	Imperial Oil Limited
BCE Inc.	Kinder Morgan, Inc.
Canadian National Railway Company	NextEra Energy, Inc.
Canadian Natural Resources Limited	Occidental Petroleum Corporation
Cenovus Energy Inc.	Pembina Pipeline Corporation
Dominion Energy, Inc.	Sempra
Duke Energy Corporation	Suncor Energy Inc.
Enbridge Inc.	Teck Resources Limited
Exelon Corporation	The Southern Company
Fortis Inc.	The Williams Companies, Inc.

We benchmark each named executive position against similar positions in the peer group and target total direct compensation is generally set within a competitive range of the market median. The Human Resources Committee exercises judgment in the interpretation of the market data and is guided by the independent consultant in this regard. Competitive market data for the peer group provides an initial reference point for determining executive compensation.

TC Energy Management Information Circular 2024 | 153

Profiles At December 31, 2022	TC Energy	Named executive peer group
		Median	75th percentile
Assets	$114.3 billion	$87.9 billion	$127.0 billion
Revenue	$15.0 billion	$25.3 billion	$43.6 billion
Market capitalization at December 31, 2023 (Monthly closing price of shares × shares outstanding for the most recent quarter)	$53.7 billion	$56.1 billion	$95.8 billion
Employees	7,359	13,700	17,666

Notes

•

Named executive peer group scope information reflects 2022 data, unless otherwise noted, as this was the most current information available at the time the analysis was performed. For comparability, the TC Energy scope information also reflects 2022 data.

•	Values reflect a U.S./Canada foreign exchange rate of 1.3497 for 2023 and 1.3013 for 2022.

Total target direct compensation is generally set within a competitive range of the market median. Actual compensation will be above or below median, depending on performance.

See Components on page 155 for more information about total direct and indirect compensation.

Aligning the interests of executives and shareholders

We have share ownership requirements to align the interests of our executives and shareholders. The minimum requirements are significant and vary by executive level. As at December 31, 2023 the ownership requirements were:

Executive level	Required ownership (multiple of base salary)
CEO	5x
Executive vice-president	3x
Senior vice-president	2x
Vice-president	1x

The CEO is required to maintain their required ownership level for one year after retirement.

Executives have five years to meet the requirement and must buy and hold TC Energy shares with a value of 50 per cent of the net proceeds of all long-term incentive payments until they meet their share ownership requirement.

The Human Resources Committee reviews share ownership levels for each executive annually and uses its discretion in assessing compliance if ownership levels fall below the minimum because of fluctuations in share price. As of January 1, 2024, outstanding unvested TC Energy RSUs granted to executives beginning in 2024 will count towards share ownership holdings, which aligns with dominant market practice, as the value of TC Energy RSUs is directly correlated with TC Energy’s share price and the TC Energy RSUs vest based on time.

In 2023, the Human Resources Committee increased the CEO share ownership requirements from 5x to 6x multiple of base salary effective for 2024. Mr. Poirier now has until the end of 2029 to meet the incremental share ownership requirements, Mr. Chapman has until September 1, 2024 to meet his requirements, Ms. Wallace has until the end of 2028 to meet her requirements, and Mr. Wirzba has until the end of 2025 to meet his requirements. Mr. Hunter will no longer have share ownership requirements after his departure from TC Energy on July 1, 2024.

See Executive profiles starting on page 165 for share ownership levels.

154 | TC Energy Management Information Circular 2024

COMPONENTS

Total direct compensation includes fixed and variable pay. Base salary is the only form of fixed compensation. Variable compensation includes our short and long-term incentive plans. We also offer indirect compensation which includes retirement benefits, other benefits and perquisites.

Element	Form	Performance period	Objective
Base salary (fixed)	Cash	• One year	• Provide base compensation commensurate with the role • Attract and retain executives
Short-term incentive (variable)	Cash	• One year

•  Motivate executives to achieve key annual business and financial objectives

•  Reward executives for contribution to TC Energy

•  Align interests of executives and stakeholders

•  Attract and retain executives

Long-term incentive (variable)	TC Energy PSUs	• Three-year term • Vesting at the end of the term • Awards subject to a performance multiplier based on pre-established targets	• Motivate executives to achieve medium-term business objectives • Align interests of executives and shareholders
	TC Energy RSUs	• Three-year term • Vesting at the end of the term	• Attract and retain executives
	TC Energy Stock Options	• Seven-year term • One third vest each year beginning on the first anniversary of the grant date	• Motivate executives to achieve long-term shareholder value creation • Align interests of executives and shareholders • Attract and retain executives
Retirement benefits	DB Plan and Supplemental DB Plan for Canadian executives	• To be realized during retirement	• Provide a source of income at retirement • Attract and retain executives
401(k) Plan and Non-Qualified Plan for U.S. executives
Traditional health and welfare programs	Benefit plans	• One year	• Support the health and well-being of executives • Attract and retain executives
Perquisites	Flexible perquisite allowance, club memberships, reserved parking space and a car allowance	• One year	• Attract and retain executives

Note

•	Starting in 2024, TC Energy Stock Options will no longer be granted, and TC Energy RSUs will be granted to executives along with TC Energy PSUs.

Fixed compensation

Base salary

Base salaries for executive positions are generally aligned within a competitive range of median base salary levels in our peer group. The independent consultant to the Human Resources Committee analyzes and provides relevant market data to the Human Resources Committee and the Board.

Increases in base salary for the named executives are based on their performance, competitive market data, experience in and scope of the role, and compensation relative to other executives at TC Energy. Base salary adjustments are typically effective March 1.

TC Energy Management Information Circular 2024 | 155

Variable or at-risk compensation

Variable compensation accounts for a significant portion of executive pay and increases in proportion by executive level.

Short-term incentive

The short-term incentive plan is principally designed to motivate employees to achieve key annual business objectives. It rewards individuals for their contributions and aligns the interests of employees and shareholders. In doing so, it offers the opportunity for higher compensation in strong performance scenarios, which is a factor in attracting and retaining highly qualified and motivated talent. Short-term incentive awards are paid as a lump sum cash payment in March following the performance year.

Annual cash awards are made to the named executives based on a formula that takes into account:

Note

•	Effective in 2024, Business Unit and Functional area performance factor component will be removed and executive short-term incentive will be solely based on Corporate performance factor.

Awards are based on the following target levels and performance measure relative weightings.

	Short-term incentive target (% of base salary)	Payout range (% of target)	2023 Performance measure relative weighting
			Corporate	Business unit or functional area
President and Chief Executive Officer (François Poirier)	140%	0 – 200%	100%	—
Executive Vice-President and Chief Financial Officer (Joel Hunter)	80%	0 – 200%	80%	20%
Executive Vice-President and Chief Operating Officer, Natural Gas Pipelines (Stanley Chapman III)	100%	0 – 200%	80%	20%
Executive Vice-President, Strategy and Corporate Development and President, Power and Energy Solutions (Annesley Wallace)	80%	0 – 200%	80%	20%
Executive Vice-President and President, Liquids Pipelines (Bevin Wirzba)	90%	0 – 200%	80%	20%

As with base pay, targets are set relative to market median, with actual ranges reflecting TC Energy’s size and complexity compared to other peers as well as the scope and experience of the executive in the role.

Effective January 1, 2023, the short-term incentive target for Mr. Poirier was increased to 140 per cent of base salary to remain competitive to market. Annesley Wallace joined TC Energy as Executive Vice-President, Strategy, Corporate Development and Energy Transition Planning on April 28, 2023, with a short-term incentive target of 80 per cent of base salary. Ms. Wallace was appointed Executive Vice-President, Strategy and Corporate Development and President, Power and Energy solutions on September 1, 2023 with no change to her target.

Effective January 1, 2023, the relative weightings for corporate and business unit performance were increased for Mr. Chapman and Mr. Wirzba from 60 per cent to 80 per cent corporate weighting to increase focus on overall TC Energy performance and reflect the integrated and team-based approach to our business performance.

156 | TC Energy Management Information Circular 2024

Long-term incentive

Each year, the Human Resources Committee and the Board grant long-term incentive awards to the named executives considering median market levels and potential to contribute to TC Energy’s future success.

The long-term incentive awards for our CEO and executive vice-presidents are 60 per cent performance contingent TC Energy PSUs and 40 per cent TC Energy Stock Options. Starting in 2024, CEO and executive vice-presidents’ long-term incentive mix has been increased to 70 per cent TC Energy PSUs, a very strong weighting to performance contingent long-term incentive, and 30 per cent TC Energy RSUs. TC Energy Stock Options will no longer be granted starting in 2024.

Performance share units

These are notional share units awarded under the TC Energy PSU Plan. TC Energy PSUs accrue dividend equivalents and vest on December 31 at the end of the three-year performance period. TC Energy PSUs (and dividend equivalents) can vest at zero per cent to 200 per cent, depending on performance against targets established at the beginning of the period.

TC Energy PSUs, if earned, are paid out in a lump sum cash payment in the first quarter following the end of the performance period.

Notes

•

Number of TC Energy PSUs vesting is the number of TC Energy PSUs originally granted plus TC Energy PSUs earned as dividend equivalents (reinvested in accordance with our DRP in place at the time) during the three-year performance period. Dividends and TC Energy PSUs vest at the same time and only to the same extent that the underlying TC Energy PSUs vest.

•

Valuation price on the grant term end date is the volume-weighted average closing price of TC Energy shares for the 20 trading days immediately prior to and including the grant term end date (December 31).

Out-of-cycle TC Energy PSU grants may be made to newly hired executives and to executives promoted part way through the year. Out-of-cycle TC Energy PSU grants will vest on the same schedule as the standard grants that year and will be subject to the same valuation methodology and performance multiplier, however, they will be granted based on the five-day volume weighted average share price at the time of award and accrue fewer dividends than the standard grant.

Restricted share units

These are notional time vested units awarded under the TC Energy RSU Plan and starting in 2024, will be a part of the Executive long-term incentive mix. TC Energy RSUs cliff vest over a three-year period. During the vesting period, the notional share units accrue notional dividend equivalents that are reinvested, increasing the total number of share units each quarter. TC Energy RSU awards, if earned, are paid out at in a lump sum cash payment in the first quarter following the end of the vesting period.

Out-of-cycle TC Energy RSU grants may be made to newly hired executives and to executives promoted part way through the year. Out-of-cycle TC Energy RSUs can be granted with a one-year, two-year, or three-year term, all of which cliff vest based on the grant date anniversary.

TC Energy Stock Options

Shareholders first approved the TC Energy Stock Option Plan in 1995, and the most recent version of the plan was last approved by shareholders in 2016. The plan is administered by the Human Resources Committee, which is composed entirely of independent directors. The total number of common shares that can be reserved for issuance to insiders, or issued to insiders at any time and within any one-year period, under any of our security-based compensation arrangements (as defined in the TSX Company Manual), is limited to 10 per cent or less of our issued and outstanding common shares. Non-executive directors are not eligible to participate in the plan. Under the terms of the plan, the Human Resources Committee determines which employees are eligible to participate. Only employees at the vice-president level or above are currently eligible to receive TC Energy Stock Options. The Human Resources Committee does not take into account the value of long-term incentive awards it grants in a given year to offset less-than-expected returns from awards granted in prior years. The Human Resources Committee believes that increasing, reducing or limiting grants based on prior gains could detract from the integrity of the performance-based framework or undermine the incentives for executives to deliver strong performance.

Vesting

TC Energy Stock Options vest one third each year, beginning on the first anniversary of the grant date and have a seven-year term.

Executives are limited to trading TC Energy shares in four windows (open trading windows), which are designated quarterly. The open trading windows relate to the completion and disclosure of quarterly and annual financial reports.

TC Energy Management Information Circular 2024 | 157

Executives are not permitted to trade when they are in possession of material, non-public information. If the expiry date of a TC Energy Stock Option does not fall during an open trading window, or falls within the first five days of an open trading window, the expiry date is extended to ten trading days after the next window opens. Similar extensions apply when there is a special trading blackout imposed during one of the four open trading windows and TC Energy Stock Options expire during the trading blackout.

Exercise price

The exercise price of an TC Energy Stock Option is the closing price of TC Energy shares on the TSX on the last trading day immediately preceding the grant date. TC Energy Stock Option holders only benefit if the price of TC Energy shares exceeds the exercise price at the time they exercise the TC Energy Stock Options. We do not provide financial assistance to plan participants in connection with the exercise of TC Energy Stock Options.

Adjustments

The number of shares subject to an TC Energy Stock Option will be adjusted under the terms of the plan when exercised, if, before the exercise of any TC Energy Stock Option:

•	the TC Energy shares are consolidated, subdivided, converted, exchanged, reclassified or in any way substituted, or

•	a stock dividend that is not in place of an ordinary course cash dividend is paid on TC Energy shares.

More about the TC Energy Stock Option Plan

TC Energy Stock Options cannot be transferred or assigned to another person. A personal representative can exercise options on behalf of the holder if they die or are incapacitated.

The Human Resources Committee has the authority to suspend or discontinue the plan at any time without shareholder approval. Management does not have this right and cannot make changes to the plan. The Human Resources Committee can recommend to the Board for approval certain amendments to the plan, or any TC Energy Stock Option grant without shareholder approval, provided they are to:

•	clarify an item,

•	correct an error or omission,

•	change the vesting date of an existing grant, or

•	change the expiry date of an outstanding option to an earlier date.

The Human Resources Committee cannot make any amendments to the plan that adversely affect the holders’ rights relating to any previously granted options without their consent.

The plan requires that the following amendments to be approved by shareholders:

•	increasing the number of TC Energy shares available for issue under the plan,

•	lowering the exercise price of a previously granted option,

•	canceling and reissuing an option,

•	permitting options to be transferable or assignable other than for normal estate settlement purposes,

•	changing the categories of individuals eligible to participate in the plan,

•	providing financial assistance to a participant in connection with the exercise of options,

•	extending the expiry date of an option, and

•	changing the types of amendments that require shareholder approval.

TC Energy Stock Options will no longer be granted to executives starting in 2024.

For more details on TC Energy Stock Options, see Equity compensation plan information on page 175.

See the Compensation on termination table starting on page 178 for the effect of certain employment events on participants’ entitlements under the plan.

158 | TC Energy Management Information Circular 2024

Retirement benefits

Defined benefit plan

Our Canadian defined benefit plans include the DB Plan and the Supplemental DB Plan for eligible employees.

For employees hired before January 1, 2024, participation in the DB Plan is mandatory once a Canadian employee has ten years of continuous service. All of the Canadian named executives participate in the DB Plan. Mr. Chapman is a U.S. employee and participates in the 401(k) Plan and the Non-Qualified Plan.

For employees hired before January 1, 2019, normal retirement for participants is when they turn 60, or between 55 and 60 if their age and years of continuous service add up to 85 points. These retirement benefit provisions apply to Mr. Poirier and Mr. Hunter. The retirement benefit at normal retirement age is calculated as follows:

Participants can retire between 55 and 60, but the benefit is reduced by 4.8 per cent per year for each year until they reach age 60 or 85 points, whichever is earlier. They can retire ten years prior to normal retirement age, however, the benefit is reduced by an actuarial equivalence from age 55.

For employees hired on or after January 1, 2019, normal retirement for participants is age 60. These retirement benefit provisions apply to Mr. Wirzba and Ms. Wallace. The retirement benefit at normal retirement age is calculated as follows:

Participants can retire as early as age 50, but the benefit is reduced by five per cent per year for each year until they reach age 60.

Notes

•

Highest average earnings is the average of an employee’s best 36 consecutive months for employees hired before January 1, 2019 or 60 consecutive months for employees hired on or after January 1, 2019 of pensionable earnings in their last 15 years of employment. Pensionable earnings means an employee’s base salary plus the annual short-term incentive award up to a pre-established maximum, expressed as a percentage of base salary. For 2023, this was 100 per cent for Mr. Poirier and 60 per cent for the other Canadian named executives under this provision. Pensionable earnings do not include any other forms of compensation.

•	YMPE is the Year’s Maximum Pensionable Earnings under the Canada/Québec Pension Plan.
•

Final average YMPE is the average of the YMPE in effect for the latest calendar year from which earnings are included in the Employee’s highest average earnings calculation plus the two previous years.

•

Credited service is the employee’s years of credited pensionable service in the plan. Registered defined benefit plans are subject to a maximum annual benefit accrual under the Tax Act which is currently $3,610 for each year of credited service. Participants therefore cannot earn benefits in the registered plan on any compensation that is higher than approximately $226,000 per year for employees hired before January 1, 2019 or $241,000 per year for employees hired on or after January 1, 2019.

Although our DB Plan and Supplemental DB Plan are non-contributory, participants can make pension contributions to an enhancement account to buy ancillary or “add-on” benefits within the registered pension plan. The DB Plan and Supplemental DB Plan are integrated with the Canada/Québec Pension Plan benefits.

Any Canadian employees, including named executives, who join TC Energy on or after January 1, 2024, will participate in the DC Plan and the Savings Plan. The employer contribution to the DC Plan is nine per cent of base salary and TC Energy will match up to three per cent of an employee’s voluntary contributions to the Savings Plan.

Supplemental pension plan

Our Canadian defined benefit plans use a hold harmless approach, where the maximum amount allowed under the Tax Act is paid from the DB Plan and the remainder is paid from the Supplemental DB Plan. The Supplemental DB Plan is funded through a retirement compensation arrangement under the Tax Act. Currently, there are 1,010 participants in the Supplemental DB Plan including the Canadian named executives. All DB Plan participants with pensionable earnings exceeding approximately $226,000 per year for those hired before January 1, 2019 and $241,000 for those hired on or after January 1, 2019 are eligible to participate in the Supplemental DB Plan.

Contributions to the plan are subject to Board approval and are based on an actuarial valuation of the Supplemental DB Plan obligations each year.

At the discretion of the Board, annual funding for the Supplemental DB Plan approximates current year service cost accruals and the five-year amortization of deficits. This funding practice is aligned with the approach utilized under our DB Plan.

TC Energy Management Information Circular 2024 | 159

All DB Plan and Supplemental DB Plan participants, including our Canadian named executives, receive the normal form of pension when they retire:

•	monthly pension for life, and 60 per cent is paid to the spouse after the employee dies, or

•	if the employee is not married, the monthly pension is paid to the employee’s beneficiary or estate for the balance of the ten years, if the employee dies within ten years of retirement.

Participants can choose a different form of payment, but must complete waivers, as required by law. Options include:

•	increasing the percentage of the pension value that continues after they die,

•	adding a guarantee period to the pension, or

•

transferring the lump sum commuted value of the registered pension plan to a locked-in retirement account up to certain tax limits and the excess is paid in cash. Subject to company discretion, the supplemental pension plan commuted value may also be transferred and paid in cash.

TransCanada 401(k) and Savings Plan

The 401(k) Plan provides a company contribution in addition to a voluntary employee contribution with a company match. Mr. Chapman participates in the 401(k) Plan.

The company contributes seven per cent of each participant’s base salary (up to IRS contribution limits) to a 401(k) account. Participants can also make voluntary contributions and receive a company match equal to 100 per cent up to the first five per cent of eligible earnings. All Company contributions vest immediately. For 2024, the IRS annual compensation limit is $345,000 USD while the annual employee 401(k) contribution limit is $23,000 USD with an additional $7,500 USD of contribution room for employees age 50 and older.

The 401(k) Plan offers a number of investment options to help participants meet their saving goals. The TC USA Investment Committee monitors and measures the performance of the investment funds offered in the 401(k) Plan in relation to established performance guidelines and occasionally makes changes to the choice of investment funds where necessary.

TC USA Non-Qualified Plan

The Non-Qualified Plan is offered to employees with earnings in excess of the annual compensation limit imposed by the IRS on qualified retirement plans. Employee contributions are voluntary and eligible employees must enroll annually. Mr. Chapman participates in the Non-Qualified Plan.

The Company provides employer matching contributions to eligible participants using the same formula as the 401(k) Plan offset by the maximum amount allowed in the 401(k) Plan. The company will also contribute seven per cent of base pay less what is contributed in the 401(k) Plan. The investment options and monitoring align to the 401(k) Plan.

Other benefits

All employees, including the named executives, receive other benefits such as traditional health and welfare programs that are based on competitive market practices in the country in which they work. These benefits help to attract and retain talent.

Perquisites

Named executives receive a limited number of perquisites, including:

•	a flexible perquisite allowance to use at their discretion,

•	club memberships,

•	a reserved parking space, and

•	an annual car allowance.

160 | TC Energy Management Information Circular 2024

CORPORATE PERFORMANCE

The following summarizes our 2023 corporate performance against annual objectives.

You can find definitions of these terms and more information about our financial and business performance in the TC Energy Annual MD&A on our website (www.tcenergy.com) and on SEDAR+ (www.sedarplus.ca).

The Board approved a corporate factor of 1.3 to determine the 2023 annual incentive awards for all non-union employees. The Board did not exercise discretion in assessing annual incentive performance in 2023.

Our 2024 corporate scorecard includes a 50 per cent weighting to achieving safety and operational excellence and 50 per cent weighting toward delivering financial results.

Objectives	Goals	2023 Target	2023 Result	Rating (0-2.0)	Weighting	Factor	Highlights
1. Environment, Social and Governance	Achieve employee safety, maintain safe reliable operations and assets integrity while minimizing environmental impacts.	Various targets	Not Met	0.3	20%	0.0	Employee safety set to zero to recognize fatalities. Asset integrity partially met.
	Complete implementation of the compliance-based portion of our enterprise air emissions reporting system.	Implementation November 1, 2023	Exceeded	2.0	5%	0.1	Implementation of the incident reporting management completed in September 2023.
	Ensure diversity of our employees reflects the communities in which we live and work.	1% increase of visible minorities in leadership roles	Exceeded	2.0	5%	0.1	Number of visible minorities in executive positions increased by 1.93%.
		1.5% increase of women in leadership roles	Exceeded				Number of women in executive positions increased by 11.1%.
2. Financial results	Optimize financial performance and deliver value for shareholders, measured through earnings per common share.	$4.33 in comparable EPS	$4.52	1.5	40%	0.6	Exceeded financial targets.
3. Strategic Priorities	Sanction new growth projects, strengthen balance sheet and deliver Focus Project outcomes.	Various targets	Exceeded	1.5	30%	0.5

•   Sanctioned approximately $2.3 billion of growth projects with a 10% average IRR.

•   Delivered on the $5+ billion divestiture program with the completion of the sale of a 40% equity interest in Columbia Gas and Columbia Gulf.

•   Achieved deleveraging target.

•   Exceeded cost saving targets.

Overall corporate factor					100%	1.3

Notes

•	Calculated factors are rounded to the nearest one decimal.
•

Comparable EPS is calculated by adjusting Net income per share for specific items, such as unrealized gains/losses, which are believed to be significant but not reflective of TC Energy’s underlying operations in the period. We calculate comparable EPS based on the weighted average number of our common shares outstanding 1,030 million in 2023.

•

Comparable EPS is a non-GAAP measure and does not have any standardized meaning under U.S. GAAP and therefore it may not be comparable to similar measures presented by other entities. The most directly comparable U.S. GAAP measure to comparable EPS is Net income per common share. Refer to Non-GAAP Measures in this Circular for additional information and to the About this document – Non-GAAP measures section of the TC Energy Annual MD&A for more information about the non-GAAP measures we use and a reconciliation to their U.S. GAAP equivalents, which section of the TC Energy Annual MD&A is incorporated by reference herein. The specific reconciliation for comparable EPS can be found on page 23 in the TC Energy Annual MD&A.

TC Energy Management Information Circular 2024 | 161

BUSINESS UNIT AND FUNCTIONAL AREA PERFORMANCE

Each business unit and functional area’s performance in 2023 was assessed relative to a scorecard of metrics and targets established at the start of the year and approved by the Board. The CEO reviews and assesses business unit results, which are then recommended to the Board for approval.

While each business unit scorecard is unique, the following recurring objectives are included in all scorecards: safety, financial results, optimization, project execution, and growth.

Functional area scorecards have the following standard goals across all functions: Focus Project and blended business unit scores.

PAYOUT OF 2021 TC ENERGY PSU AWARD

Performance multiplier

The TC Energy PSUs granted in 2021 vested on December 31, 2023, and will be paid in March 2024. The performance multiplier for this award was determined based on the guidelines in the table below.

If TC Energy’s performance is	Then the performance multiplier is
Below threshold	0	We calculate the performance multiplier using a straight-line interpolation if performance is: • between threshold and target, or • between target and maximum
At threshold	0.50
At target	1.00
At or above maximum	2.00

This award provided for a performance multiplier from zero to 2.00 based on the Board’s assessment of how the company performed in terms of relative TSR and comparable EPS targets over the course of the three-year period. TC Energy PSU payouts were calculated using a performance multiplier of 0.93, based on the following result:

Measure	Period	Performance level targets for 2021 TC Energy PSU award			Actual performance	Multiplier	Weighting	Weighted multiplier
		Threshold	Target	Maximum
Relative TSR against the PSU peer group (see page 163)	January 2021 to December 2023	at least the 25th percentile	at least the 50th percentile	at least the 75th percentile	P38	0.76	25%	0.19
Relative TSR against a dividend subset of the TSX 60 Index		at least the 25th percentile	at least the 50th percentile	at least the 75th percentile	P17	0.00	25%	0.00
Comparable EPS for compensation purposes		$12.32	$12.80	$13.59	$13.18	1.48	50%	0.74

Performance multiplier								0.93

Notes

•

2023 comparable EPS was $4.52. This value was adjusted by $0.10 for the impact of the sale of a 40 per cent non-controlling equity interest in Columbia Gas and Columbia Gulf to Global Infrastructure Partners (Columbia sale) making 2023 comparable EPS for compensation purposes $4.62. 2023 comparable EPS for compensation purposes, along with 2022 comparable EPS of $4.30 and 2021 comparable EPS of $4.26, result in a cumulative three-year combined comparable EPS for compensation purposes of $13.18.

•

2021 comparable EPS was adjusted from $4.27 to $4.26 for 2021 as a result of changes made beginning in the first quarter of 2022, with consistent presentation of prior periods, to exclude our proportionate share of the unrealized gains and losses from changes in the fair value of Bruce Power’s funds invested for post-retirement benefits and derivatives related to its risk management activities. For more information on this adjustment refer to About this document – Non-GAAP measures – Comparable measures of the 2022 MD&A.

•

Comparable EPS for compensation purposes and comparable EPS are non-GAAP measures and do not have any standardized meaning under U.S. GAAP and therefore may not be comparable to similar measures presented by other entities. The most directly comparable U.S. GAAP measure to comparable EPS for compensation purposes and comparable EPS is Net income per common share. Refer to Non-GAAP Measures in this Circular for additional information. Refer also to the About this document – Non-GAAP measures section of the TC Energy Annual MD&A for more information about the non-GAAP measures we use and to page 23 in the TC Energy Annual MD&A for a reconciliation of comparable EPS to Net income per common share, which sections of the TC Energy Annual MD&A are incorporated by reference herein. Comparable EPS for compensation purposes is used for compensation decision making.

•	Relative TSR is calculated using $52.16, the 20-day volume-weighted average closing price of TC Energy shares on the TSX at December 31, 2023. Our absolute TSR performance was 14.7 per cent.

We used two peer groups for measuring relative TSR for the 2021 TC Energy PSUs. The first group consisted of a group of publicly-traded companies that are in the same or similar business to TC Energy and which represented investment opportunities for equity investors seeking exposure to the North American pipeline, power and utility sector. The second group for relative TSR was a high-yield subset of the TSX 60 Index, which included publicly-traded peer companies that represent dividend subset competitors for shareholder investment. Inter Pipeline Ltd. was excluded from the relative TSR calculations as it was acquired by Brookfield Infrastructure Partners L.P. in 2021.

162 | TC Energy Management Information Circular 2024

Brookfield Property Partners L.P. was excluded from relative TSR calculations as it was private in 2021. Shaw Communications Inc. was excluded from the relative TSR calculations as it was acquired by Rogers Communications Inc. in 2023.

2021 TC Energy PSUs – peer group for relative TSR

AltaGas Ltd.	Fortis Inc.

Canadian Utilities Limited	Kinder Morgan, Inc.

CenterPoint Energy Inc.	ONEOK, Inc.

Dominion Energy, Inc.	Pembina Pipeline Corp.

Emera Incorporated	Sempra

Enbridge Inc.	The Williams Companies, Inc.

Enterprise Products Partners L.P.

2021 TC Energy PSUs – high-yield subset of the TSX 60 Index for relative TSR

Algonquin Power & Utilities Corp.	Fortis Inc.	Royal Bank of Canada

Bank of Montreal	Imperial Oil Limited	Sun Life Financial Inc.

BCE Inc.	Magna International Inc.	Suncor Energy Inc.

Brookfield Infrastructure Partners L.P.	Manulife Financial Corporation	TELUS Corporation

Canadian Apartment Properties REIT	National Bank of Canada	The Bank of Nova Scotia

Canadian Imperial Bank of Commerce	Nutrien Ltd.	The Toronto-Dominion Bank

Canadian Natural Resources Limited	Pembina Pipelines Corp.

Canadian Tire Corporation, Limited	Power Corporation of Canada

Emera Incorporated	Restaurant Brands International Inc

Enbridge Inc.	Rogers Communications Inc.

Awards to named executives

The table below is a summary of the details of the original 2021 TC Energy PSUs and the amount payable to each named executive upon vesting at the end of 2023.

	2021 TC Energy PSUs		2021 TC Energy PSUs payout

	Number of PSUs awarded	Value of PSU award ($)	Number of PSUs vesting (includes dividend equivalents to December 31, 2023)	Performance multiplier	Value of PSU payout ($)	% of original award

François Poirier	65,753	3,600,000	79,162.621	0.93	3,840,084	107%
Joel Hunter	14,064	770,000	16,734.456		811,768	105%
Stanley Chapman III	23,973	1,645,219	28,861.372		1,889,621	107%
Annesley Wallace	N/A	N/A	N/A		N/A	N/A
Bevin Wirzba	17,260	945,000	20,780.187		1,008,022	107%

Notes

•

Number of PSUs awarded is the value of the TC Energy PSUs divided by the valuation price of $54.75 (the volume-weighted average closing price of TC Energy shares on the TSX for the 20 trading days immediately prior to the grant date (January 1, 2021)).

•

Number of PSUs vesting includes an equivalent number of units for the final dividend that is declared as of December 31, 2023 but which has not been paid at the vesting date. Dividends are subject to any DRP in place during the grant term. The final dividend value is converted to units and is reflected under Number of PSUs vesting.

•

Value of PSU payout is calculated using the valuation price of $52.16 (the volume-weighted average closing price of TC Energy shares on the TSX for the 20 trading days immediately prior to and including the vesting date (December 31, 2023)).

•

The Value of PSU award for Mr. Chapman a is expressed in Canadian dollars based on a U.S./Canada foreign exchange rate of 1.2535 for 2021. The Value of PSU payout for Mr. Chapman a reflects a U.S./Canada foreign exchange rate of 1.3497 for 2023.

•	Ms. Wallace joined TC Energy on April 28, 2023 and did not receive a 2021 TC Energy PSUs.

TC Energy Management Information Circular 2024 | 163

GRANT OF 2024 TC ENERGY PSU AWARD

The Human Resources Committee and the Board approved a 2024 TC Energy PSU award as follows:

Performance measure	Weighting	Measurement period
Relative TSR against a high-yield subset of the TSX 60 Index	25%	January 1, 2024 to December 31, 2026
Relative TSR against the PSU peer group	25%
Distributable Cash Flow per share (DCF)	25%
Debt/EBITDA	15%	At December 31, 2026
Methane Intensity Reduction	10%	January 1, 2019 to December 31, 2025

Note

•

Starting with our 2023 TC Energy PSUs, the grant price was adjusted from a 20-day volume-weighted-average closing price preceding the grant date, to a five day volume-weighted-average closing price preceding the grant date.

We have two peer groups for assessing relative TSR. The first group is a high-yield subset of the TSX 60 Index. This group includes publicly-traded peer companies that represent competitors for shareholder investment in large, high-yield Canadian companies.

2024 TC Energy PSU award – dividend subset of the TSX 60 Index for relative TSR
Agnico Eagle Mines Limited	Emera Incorporated	Restaurant Brands International Inc.

Algonquin Power & Utilities Corp.	Enbridge Inc.	Rogers Communications Inc.

Bank of Montreal	Fortis Inc.	Royal Bank of Canada

Barrick Gold Corporation	Hydro One Limited	Sun Life Financial Inc.

BCE Inc.	Magna International Inc.	Suncor Energy Inc.

Brookfield Asset Management Ltd.	Manulife Financial Corporation	TELUS Corporation

Brookfield Infrastructure Partners L.P.	National Bank of Canada	The Bank of Nova Scotia

Canadian Imperial Bank of Commerce	Nutrien Ltd.	The Toronto-Dominion Bank

Canadian Natural Resources Limited	Pembina Pipeline Corporation	Tourmaline Oil Corp.

Canadian Tire Corporation, Limited	Power Corporation of Canada

The second group is the PSU peer group, consisting of specific business competitors as shown below.

2024 TC Energy PSU award – peer group for relative TSR

AltaGas Ltd.	Enbridge Inc.	ONEOK, Inc.

Canadian Utilities Limited	Energy Transfer LP	Pembina Pipeline Corporation

CenterPoint Energy Inc.	Enterprise Products Partners L.P.	Sempra

Dominion Energy, Inc.	Fortis Inc.	The Williams Companies, Inc.

Emera Incorporated	Kinder Morgan, Inc.

Methane Intensity Reduction was introduced as a metric for the 2024 TC Energy PSU award. This measure supports our current decarbonization targets.

DCF is a cash-based metric that reflects our focus on growing earnings and cash flows to create sustainable value. DCF will be adjusted on a pro-forma basis for divestitures that occur during the three-year period.

The Debt/EBITDA metric is aligned with our ongoing commitment to strengthen our balance sheet and ensure we remain competitively positioned to capitalize on future opportunities.

With the proposed spin off of our Liquids Pipelines business, we expect 2024 to be a transformational year for TC Energy and management will be focused on successfully executing the spin off and moving TC Energy into a new phase focused on its diversified, industry-leading natural gas infrastructure and energy solutions business. In connection with the spin off, TC Energy will make the necessary adjustments to its executive compensation program, including to the performance metrics applicable to its TC Energy PSU awards, to ensure that it appropriately reflects the profile and objectives of the Company following the completion of the transaction.

164 | TC Energy Management Information Circular 2024

EXECUTIVE PROFILES

This next section profiles each of the named executives, including their key results in 2023, details of their compensation for 2023 and the two previous fiscal years, and their share ownership as at December 31, 2023.

2023 key results

•  Delivered another year of record comparable EBITDA and comparable earnings per share, along with 23rd consecutive year of dividend growth

•  Safely reached mechanical completion ahead of schedule on Coastal GasLink, the first direct path for Canadian natural gas to global LNG markets and first pipeline to Canada’s west coast in 70 years

•  Announced, and meaningfully advanced, Liquids Pipelines business spin off to generate incremental shareholder value through focused strategies for two premier businesses

•  Implemented discipline on project sanctioning, execution and capital spending to maximize the value of our assets

•  Exceeded 2023 divestiture target with $5.3 billion monetization of 40% minority interest in Columbia Gas and Columbia Gulf

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 5-day volume-weighted average closing price on the TSX of $52.48 for TC Energy shares at December 31, 2023.

François Poirier

PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Poirier is responsible for our overall leadership and vision in developing with our Board our strategic direction, values and business plans. Mr. Poirier was appointed President and Chief Executive Officer on January 1, 2021.

•	Mr. Poirier’s short-term incentive award was based 100 per cent on corporate performance.
•	The short-term incentive award for 2023 performance was based on Mr. Poirier’s target of 140 per cent of base salary.
•	Mr. Poirier’s 2023 short-term and long-term incentive awards as a percentage of 2023 base salary were 180 per cent and 771 per cent, respectively.

Compensation (as at December 31)	2023	2022	2021
Fixed
Base salary	$1,200,000	$1,100,000	$1,000,000
Variable
Short-term incentive	2,154,581	1,452,000	1,100,000
Long-term incentive
TC Energy PSUs	5,550,000	4,200,000	3,600,000
TC Energy Stock Options	3,700,000	2,800,000	2,400,000
Total direct compensation	$12,604,581	$9,552,000	$8,100,000
Change from last year	32%	18%	--

Share ownership

		Ownership under the guidelines[1]

Minimum level of ownership	Minimum value	TC Energy shares	Total ownership as a multiple of base salary
5x	$6,000,000	$5,921,160	4.9x

[1]	Mr. Poirier has until the end of 2026 to meet his 5x holding requirements, and the end of 2029 to meet the incremental holdings to 6x share ownership requirements.

TC Energy Management Information Circular 2024 | 165

2023 key results

•  Led the financial structuring and tax filings for the proposed spin off the Liquids Pipelines business

•  Delivered a finance plan in 2023 that mitigated risk, facilitated asset divestitures and supported capital program

•  Undertook extensive capital markets engagement, with over 500 investor meetings held in 2023

•  Advanced the company’s ESG agenda with Sustainable Energy Forum hosted at Bruce Power and ongoing preparedness for mandatory ESG reporting requirements

•  Established US$2.3 billion of 5-year credit facilities at TC Energía Mexicana, S. de R.L. de C.V. (TCEM), a wholly-owned subsidiary of TC Energy, executed a US$1.0 billion 3-year term loan at TCPL

•  Issued a combined $11.4 billion of long-term debt in the capital markets for TCPL, Columbia Pipelines Operating Company LLC, Columbia Pipelines Holding Company LLC, and Gas Transmissions Northwest LLC

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 5-day volume-weighted average closing price on the TSX of $52.48 for TC Energy shares at December 31, 2023.

Joel Hunter

EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER

Mr. Hunter is responsible for financial reporting, taxation, finance, treasury, risk management and investor relations. Mr. Hunter was appointed Executive Vice-President and Chief Financial Officer on August 1, 2021. Mr. Hunter is departing TC Energy on July 1, 2024, with his role as Executive Vice-President and Chief Financial Officer transitioning to his successor effective May 15, 2024.

•	Mr. Hunter’s short-term incentive award was based 80 per cent on corporate performance and 20 per cent on CFO functional area performance.

•	The short-term incentive award for 2023 performance was based on Mr. Hunter’s target of 80 per cent of base salary.

•	Mr. Hunter’s 2023 short-term and long-term incentive awards as a percentage of 2023 base salary were 107 per cent and 276 per cent, respectively.

•	Mr. Hunter received a $320,000 out-of-cycle TC Energy PSU grant upon his promotion to Executive Vice-President and Chief Financial Officer in 2021.

Compensation (as at December 31)	2023	2022	2021
Fixed
Base salary	$625,000	$575,000	$525,000
Variable
Short-term incentive	671,207	515,200	346,500
Long-term incentive
TC Energy PSUs	1,035,000	1,035,000	770,000
TC Energy Stock Options	690,000	690,000	225,000
Total direct compensation	$3,021,207	$2,815,200	$1,866,500
Change from last year	7%	51%	--

Share ownership

		Ownership under the guidelines[1]

Minimum level of ownership	Minimum value	TC Energy shares	Total ownership as a multiple of base salary
3x	$1,875,000	$1,837,656	2.9x

[1]	Mr. Hunter has until the end of 2026 to meet his holding requirements.

166 | TC Energy Management Information Circular 2024

2023 key results

•  Safely delivered ~30% of North American natural gas demand

•  Realized 390,000 MT CO2e GHG emissions reductions in USNG; 370,000 tonnes from venting reduction (methane) and 20,000 tonnes from compressor efficiency gains (combustion). Achievement exceeded USNG target of 230,000 MT CO2e reduction by 70%

•  Significantly advanced Southeast Gateway construction to the start of the offshore construction campaign and on track to safely deliver Southeast Gateway Pipeline project on time and on budget

•  Successfully advanced the Focus Project and its mission of creating value through safety, productivity and cost savings, which includes the integration of Natural Gas Pipelines businesses to align, simplify and streamline operations with a focus on safety, operational, commercial and project-execution excellence

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 5-day volume-weighted average closing price on the TSX of $52.48 for TC Energy shares at December 31, 2023.

Stanley Chapman III

EXECUTIVE VICE-PRESIDENT AND CHIEF OPERATING OFFICER, NATURAL GAS PIPELINES

(Executive Vice-President and Group Executive, U.S. and Mexico Natural Gas Pipelines until July 31, 2023)

Mr. Chapman is responsible for all regulatory, commercial and operations matters across natural gas transmission and storage business. Mr. Chapman was appointed Executive Vice-President and Chief Operating Officer, Natural Gas Pipelines on August 1, 2023. In his new role, Mr. Chapman provides strategic direction and oversight to the unified natural gas team, while driving synergies and creating alignment across the organization.

•	Mr. Chapman’s short-term incentive award was based on a combination of corporate performance (80 per cent) and business unit performance (20 per cent).

•	The short-term incentive award for 2023 performance was based on Mr. Chapman’s target of 100 per cent of base salary.

•	Mr. Chapman’s 2023 short-term and long-term incentive awards as a percentage of 2023 base salary were 127 per cent and 423 per cent, respectively.

Compensation (as at December 31)[1]	2023	2022	2021
Fixed
Base salary	$1,110,128	$1,005,254	$783,438
Variable
Short-term incentive	1,413,630	1,226,410	764,635
Long-term incentive
TC Energy PSUs	2,815,137	2,714,186	1,645,219
TC Energy Stock Options	1,876,758	1,809,458	1,096,813
Total direct compensation	$7,215,653	$6,755,308	$4,290,105
Change from last year	7%	57%	--

Share ownership

		Ownership under the guidelines[2]

Minimum level of ownership	Minimum value	TC Energy shares	Total ownership as a multiple of base salary
3x	$3,330,384	$2,817,247	2.5x

[1]	Values reflect a U.S./Canada foreign exchange rate of 1.3497 in 2023, 1.3013 in 2022 and 1.2535 for 2021.

[2]	Mr. Chapman has until September 1, 2024 to meet his holding requirements.

TC Energy Management Information Circular 2024 | 167

2023 key results

•  Exceeded 2023 divestiture target with $5.3 billion monetization of 40% minority interest in Columbia Gas and Columbia Gulf

•  Announced the spin off of the Liquids Pipelines business and formed a Separation Management Office to coordinate and govern the activities required to establish two independent companies

•  Advanced the re-design of the capital allocation process, reflecting the Company’s commitment to limit capital spend to $6-7 billion starting in 2025

•  Reached commercial operation for Bruce Power’s Unit 6 major component replacement within budget and ahead of schedule, realizing a significant milestone in Ontario’s largest clean-energy initiative and one of Canada’s largest infrastructure projects

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 5-day volume-weighted average closing price on the TSX of $52.48 for TC Energy shares at December 31, 2023.

Annesley Wallace

EXECUTIVE VICE-PRESIDENT, STRATEGY AND CORPORATE DEVELOPMENT AND PRESIDENT, POWER AND ENERGY SOLUTIONS

(Joined as Executive Vice-President, Strategy, Corporate Development and Energy Transition Planning on April 28, 2023)

Ms. Wallace is responsible for leading and executing the development of corporate strategy, corporate development activities and capital allocation process, as well as all aspects of power generation and unregulated natural gas storage business. Ms. Wallace joined the organization as Executive Vice-President, Strategy, Corporate Development and Energy Transition Planning on April 28, 2023. Ms. Wallace was appointed to Executive Vice-president, Strategy and Corporate Development and President, Power and Energy Solutions on September 1, 2023.

•	Ms. Wallace’s short-term incentive award for 2023 was based on a combination of corporate performance (80 per cent) and business function performance (20 per cent).
•	The short-term incentive award for 2023 performance was based on Ms. Wallace’s target of 80 per cent of base salary and was prorated based on hire date.
•	Ms. Wallace received a $1,755,000 out-of-cycle TC Energy PSU grant and a $2,200,000 out-of-cycle TC Energy RSU grant upon hire.

Compensation (as at December 31)[2]	2023	2022	2021
Fixed
Base salary	$585,000	--	--
Variable
Short-term incentive	426,098	--	--
Long-term incentive
TC Energy PSUs	1,755,000	--	--
TC Energy RSUs	2,200,000	--	--
Total direct compensation	$4,966,098	--	--
Change from last year	--	--	--

Share ownership

		Ownership under the guidelines[1]

Minimum level of ownership	Minimum value	TC Energy shares	Total ownership as a multiple of base salary
3x	$1,755,000	$2,446	0.0x

[1]	Ms. Wallace has until the end of 2028 to meet her holding requirements.
[2]	Long-term incentive mix displayed at 80% in 2023 Pay Mix chart due to rounding.

168 | TC Energy Management Information Circular 2024

2023 key results

•  Safely reached mechanical completion on Coastal GasLink, Canada’s first direct path to the west coast in 70 years, and to global LNG markets, ahead of our year-end target

•  Announced intention, and made meaningful strides, to spin off Liquids Pipelines business to generate incremental shareholder value through focused strategies for two premier businesses

•  Keystone System safely delivered on contracted volumes, achieving operational reliability of over 93%. MP-14 incident clean-up was completed in Washington County, KS

•  Port Neches Link pipeline was placed into service in Q1, 20% under budget

•  Gulf Coast segment throughput increased over 200,000 Bbl/d year-over-year, reflecting increased connectivity, strong demand, and successful Open Seasons

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 5-day volume-weighted average closing price on the TSX of $52.48 for TC Energy shares at December 31, 2023.

Bevin Wirzba

EXECUTIVE VICE-PRESIDENT AND PRESIDENT, LIQUIDS PIPELINES

(Executive Vice-President, Strategy & Corporate Development and Group Executive, Canadian Natural Gas and Liquid Pipelines until April 28, 2023,Executive Vice-President and Group Executive, Canadian Natural Gas and Liquids Pipelines until July 31, 2023 and Executive Vice-President and Group President, Liquids Pipelines and Coastal Gaslink until January 1, 2024)

Mr. Wirzba is responsible for overseeing the liquids transportation business. Prior to January 1, 2024, Mr. Wirzba was also responsible for overseeing the development and execution of delivering natural gas as President of Coastal GasLink in his role as Executive Vice-President and Group President, Liquids Pipelines and Coastal Gaslink. Mr. Wirzba was appointed Executive Vice-President and Group President, Liquids Pipelines and Coastal Gaslink on August 1, 2023. Prior to his August 1, 2023 appointment, Mr. Wirzba held the position of Executive Vice-President, Strategy & Corporate Development and Group Executive, Canadian Natural Gas and Liquids Pipelines until April 28, 2023. To enable greater focus on critical assets and major projects, Mr. Wirzba was appointed Executive Vice-President and Group Executive, Canadian Natural Gas and Liquids Pipelines on May 1, 2023. With the latest appointment, Mr. Wirzba was also announced to lead the new Liquids Pipelines company as President and CEO effective the closing date.

•	Mr. Wirzba’s short-term incentive award for 2023 was based on a combination of corporate performance (80 per cent) and business unit performance (20 per cent).
•	The short-term incentive award for 2023 performance was based on Mr. Wirzba’s target of 90 per cent of base salary.
•	Mr. Wirzba’s 2023 short-term and long-term incentive awards as a percentage of 2023 base salary were 105 per cent and 301 per cent, respectively.

Compensation (as at December 31)	2023	2022	2021
Fixed
Base salary	$830,000	$625,000	$525,000
Variable
Short-term incentive	868,840	618,750	495,600
Long-term incentive
TC Energy PSUs	1,500,000	1,312,500	945,000
TC Energy Stock Options	1,000,000	875,000	630,000
Total direct compensation	$4,198,840	$3,431,250	$2,595,600
Change from last year	22%	32%	--

Share ownership

		Ownership under the guidelines[1]

Minimum level of ownership	Minimum value	TC Energy shares	Total ownership as a multiple of base salary
3x	$2,490,000	$1,027,532	1.2x

[1]	Mr. Wirzba has until the end of 2025 to meet his holding requirements.
[2]	Figures in 2023 Pay Mix chart may not add up to 100% due to rounding.

TC Energy Management Information Circular 2024 | 169

Executive Compensation – 2023 Details

All amounts are in Canadian dollars, unless otherwise indicated.

SUMMARY COMPENSATION TABLE

The table below is a summary of the compensation awarded to our named executives for the last three fiscal years ended December 31, 2023, 2022 and 2021.

					Non-equity incentive plan compensation

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other compensation ($)	Total compensation ($)

François Poirier	2023	1,183,333	5,550,000	3,700,000	2,154,581	—	697,000	5,917	13,290,831

President and Chief Executive Officer	2022	1,083,333	4,200,000	2,800,000	1,452,000	—	927,000	142,543	10,604,876
	2021	1,000,000	3,600,000	2,400,000	1,100,000	—	1,642,000	71,923	9,813,923

Joel Hunter	2023	616,667	1,035,000	690,000	671,207	—	399,000	6,535	3,418,409

Executive Vice-President and Chief Financial Officer	2022	566,667	1,035,000	690,000	515,200	—	621,000	5,667	3,433,534
	2021	472,917	770,000	225,000	346,500	—	2,426,000	4,729	4,245,146

Stanley Chapman III	2023	1,069,637	2,815,137	1,876,758	1,413,630	—	111,010	—	7,286,172

Executive Vice-President and Chief Operation Officer, Natural Gas Pipelines	2022	971,295	2,714,186	1,809,458	1,226,410	—	93,108	140	6,814,597
	2021	783,437	1,645,219	1,096,813	764,635	—	87,425	—	4,377,529

Annesley Wallace	2023	392,438	3,955,000	—	426,098	—	77,000	1,500,488	6,351,024

Executive Vice-President, Strategy and Corporate Development and President, Power and Energy Solutions	2022	—	—	—	—	—	—	—	—
	2021	—	—	—	—	—	—	—	—

Bevin Wirzba	2023	716,667	1,500,000	1,000,000	868,840	—	367,000	7,167	4,459,674

Executive Vice-President, and President, Liquids Pipelines	2022	608,333	1,312,500	875,000	618,750	—	281,000	6,083	3,701,666
	2021	516,667	945,000	630,000	495,600	—	232,000	370,215	3,189,482

Notes

•	Salary is the actual base salary earned during each of the three years.
•

Share-based awards is the long-term incentive compensation that was awarded as TC Energy PSUs. The number of TC Energy PSUs granted is the value of the TC Energy PSUs divided by the volume-weighted average closing price of TC Energy shares for the five trading days immediately prior to the grant date starting in 2023 and the 20 trading days immediately prior to the grant date for grants prior to 2023: $55.96 in 2023, $59.13 in 2022 and $54.75 in 2021.

•

Option-based awards is the long-term incentive compensation that was awarded as TC Energy Stock Options. The exercise price is the closing market price of TC Energy shares on the TSX on the trading day immediately prior to the grant date: $56.66 in 2023, $66.49 in 2022 and $56.86 in 2021. See TC Energy Stock Option valuation below for more information.

•	Annual incentive plans is the short-term incentive award, paid as an annual cash bonus and attributable to the noted financial year. Payments are made in the first quarter of the following year.
•	There are no long-term non-equity incentive plans.
•

Pension value for all of the Canadian named executives includes the annual compensatory value from the DB Plan and the Supplement DB Plan. The annual compensatory value is the compensatory change in the accrued obligation and includes the service cost to TC Energy in 2023, plus compensation changes that were higher or lower than the base salary assumptions and plan changes. Pension value for Mr. Chapman is the value of the annual employer contribution to the 401(k) Plan and to the Non-Qualified Plan. See Retirement benefits on page 176 for more information.

•	Values provided to Mr. Chapman reflect a U.S./Canada foreign exchange rate of 1.3497 on 2023, 1.3013 in 2022 and 1.2535 for 2021.
•	Mr. Poirier was appointed President and CEO on January 1, 2021. Amounts shown in 2021 include compensation earned in this position.
•

Mr. Hunter was appointed Executive Vice-President and Chief Financial Officer on August 1, 2021 and received an out-of-cycle TC Energy PSU grant of $320,000. Amounts shown in 2021 include compensation earned for the period August 1 to December 31 in his new position and for the period January 1 to July 31 in his previous position as Senior Vice-President, Capital Markets.

•	Mr. Chapman was appointed Executive Vice-President and Chief Operating Officer, Natural Gas Pipelines on August 1, 2023. Amounts shown in 2023 include compensation earned in this position.
•	Ms. Wallace joined TC Energy on April 28, 2023 and received special out-of-cycle TC Energy PSU and TC Energy RSU grants but was ineligible to receive a TC Energy Stock Option grant that year.
•

Ms. Wallace was appointed Executive Vice-President, Strategy and Corporate Development and President, Power and Energy Solutions on September 1, 2023. Amounts shown in 2023 include compensation earned in all of the positions she held in 2023.

•	Ms. Wallace’s annual incentive plan is prorated based on hire date.
•	Ms. Wallace received a $1,755,000 special out-of-cycle TC Energy PSU grant and a $2,200,000 Special out-of-cycle TC Energy RSU grant upon hire, reflected in share-based awards.
•

Mr. Wirzba was appointed Executive Vice-President, and Group President, Liquids Pipelines and Coastal GasLink on August 1, 2023. Amounts shown in 2023 include compensation earned in all of the positions he held in 2023.

170 | TC Energy Management Information Circular 2024

•	All other compensation includes other compensation not reported in any other column for each named executive and includes:
•	matching contributions we made on behalf of the named executives under the Canadian employee stock savings plan:

	2023	2022	2021

Mr. Poirier	$5,917	$5,417	$5,000

Mr. Hunter	$6,167	$5,667	$4,729

Ms. Wallace	$488	—	—

Mr. Wirzba	$7,167	$6,083	$5,167
•	cash payments in lieu of forgone share-based awards from previous employers upon hire at TC Energy:

	2023	2022	2021

Ms. Wallace	$1,500,000	—	—

Mr. Wirzba	—	—	$365,000
•	gross-ups or other amounts reimbursed for the payment of taxes:

	2023	2022	2021

Mr. Wirzba	—	—	$23
•	awards received under the employee recognition program:

	2023	2022	2021

Mr. Hunter	$368	—	—

Mr. Chapman	—	$140	—

Mr. Wirzba	—	—	$25
•	Perquisites in 2023 are not included because they were less than $50,000 and ten per cent of each named executive’s total base salary.
•

In 2022, Mr. Poirier received perquisites totaling $137,126. Perquisites exceeding 25 per cent of his total included a $101,052 one-time charge for the personal use of the corporate aircraft. The perquisites for all other named executives for 2022 are not included because they were less than $50,000 and ten per cent of each individual’s respective base salary.

•

In 2021, Mr. Poirier received perquisites totaling $66,923. Perquisites exceeding 25 per cent of his total included a $36,750 one-time club membership fee to transfer membership from the former President and CEO’s name to his own name and an $18,000 car allowance. The perquisites for all other named executives for 2021 are not included because they were less than $50,000 and 10 per cent of each individual’s respective base salary.

TC Energy Management Information Circular 2024 | 171

Additional notes to the summary compensation table

TC Energy Stock Option valuation

The amount under Option-based awards is calculated using the grant date fair value of the TC Energy Stock Options, as determined by the Human Resources Committee.

The Human Resources Committee and Board have approved the Binomial valuation model, a generally accepted valuation method, as the methodology to determine TC Energy Stock Option awards. The Compensation Binomial valuation model used to calculate TC Energy Stock Option fair value differs from the Accounting Binomial valuation model. The Compensation Binomial valuation model bases the TC Energy Stock Option term on the full award term and volatility on a seven-year historical volatility while the Accounting Binomial valuation model uses expected life and a blend of historical and implied volatility. The Compensation Binomial valuation model yields per unit valuations that were $0.96 higher in 2023, $2.13 higher in 2022 and $0.46 higher in 2021. The higher values result in fewer TC Energy Stock Options being awarded to the executives. TC Energy Stock Options will no longer be granted starting in 2024.

Each year, the Human Resources Committee and Board review the valuation as prepared by management’s compensation consultant. The value takes into account the volatility of the underlying shares, dividend yield, risk-free interest rate, option term and vesting period.

For TC Energy Stock Option grants beginning in 2018, inputs to the Binomial valuation model used for compensation purposes were adjusted as follows:

	Methodology beginning in 2018	Methodology prior to 2018

Volatility	historic	historic and implied

Expected life	stock option term	historical stock option exercise activity

These changes were implemented to better reflect the view of the Board as to the appropriate compensation value of TC Energy Stock Options.

The table below is a summary of the grant date compensation value for the TC Energy Stock Options granted in 2023, 2022 and 2021:

Grant date	Exercise price ($)	Compensation value of each TC Energy Stock Options($)

February 16, 2023	56.66	8.84

February 17, 2022	66.49	10.37

February 23, 2021	56.86	7.85

Total TC Energy Stock Options exercises in 2023 (supplemental table)

The table below shows for each named executive:

•	the number of TC Energy Stock Options exercised in 2023, and
•	the total value realized when the options were exercised.

Name	Total TC Energy Stock Options exercised (#)	Total value realized ($)

François Poirier	—	—

Joel Hunter	—	—

Stanley Chapman III	—	—

Annesley Wallace	—	—

Bevin Wirzba	—	—

Note

•	No TC Energy Stock Options were exercised in 2023 by executives.

172 | TC Energy Management Information Circular 2024

INCENTIVE PLAN AWARDS

Outstanding option-based and share-based awards

The table below shows all outstanding option-based and share-based awards previously granted to the named executives that were still outstanding at the end of 2023. Year-end values are based on $51.76, the closing price of TC Energy shares on the TSX at December 31, 2023.

	Option-based awards					Share-based awards

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
François Poirier	73,682	62.14	04-Mar-2024	—	187,709	4,857,909	—
	118,243	56.89	21-Feb-2025	—
	108,946	56.90	20-Feb-2026	—
	145,786	75.06	19-Feb-2027	—
	305,732	56.86	23-Feb-2028	—
	270,010	66.49	17-Feb-2029	—

	418,601	56.66	16-Feb-2030	—
Joel Hunter	17,198	62.14	04-Mar-2024	—	39,857	1,031,499	—
	25,027	56.90	20-Feb-2026	—
	22,779	75.06	19-Feb-2027	—
	28,662	56.86	23-Feb-2028	—
	66,538	66.49	17-Feb-2029	—

	78,063	56.66	16-Feb-2030
Stanley Chapman III	33,333	63.83	10-May-2024	—	80,320	2,805,597	—
	56,519	56.90	20-Feb-2026	—
	122,689	75.06	19-Feb-2027	—
	140,591	56.86	23-Feb-2028	—
	170,105	66.49	17-Feb-2029	—
	210,975	56.66	16-Feb-2030

Annesley Wallace	—	—	—	—	86,004	2,225,784	—
Bevin Wirzba	45,083	75.06	19-Feb-2027	—	54,150	1,401,402	—
	80,255	56.86	23-Feb-2028	—
	84,378	66.49	17-Feb-2029	—

	113,135	56.66	16-Feb-2030	—

Notes

•

Value of unexercised in-the-money options is based on outstanding vested and unvested TC Energy Stock Options and the difference between the option exercise price and year-end closing price of our shares.

•

Number of shares or units of shares that have not vested includes the amount of the grant plus reinvested units earned as dividend equivalents (reinvested in accordance with any DRP in place at the time) of all outstanding TC Energy PSUs as at December 31, 2023.

•

Market or payout value of share-based awards that have not vested is the minimum payout value of all outstanding TC Energy PSUs as at December 31, 2023. The value is calculated by multiplying 50 per cent of the number of units that have not vested by the year-end closing price of our common shares. The values for Mr. Chapman reflect a U.S./Canada foreign exchange rate of 1.3497 for 2023.

•

No value is shown for Market or payout value of vested share-based awards not paid out or distributed. The TC Energy PSUs granted in 2021 vested on December 31, 2023, and will be paid in March 2024. These awards are shown in the next table.

•

Mr. Hunter is departing TC Energy on July 1, 2024, with his role as Executive Vice-President and Chief Financial Officer transitioning to his successor effective May 15, 2024. His stock option expiration dates will be subject to the terms of his departure. Please refer to the Departure of Chief Financial Officer section on page 180 for more information.

TC Energy Management Information Circular 2024 | 173

Incentive plan awards – value vested during the year

The table below shows the total value of all option-based and share-based awards previously granted to the named executives that vested in 2023. It also shows the total amount they earned from non-equity incentive plan awards in 2023.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)

François Poirier	—	3,840,084	2,154,581

Joel Hunter	—	811,768	671,207

Stanley Chapman III	—	1,889,621	1,413,630

Annesley Wallace	—	—	426,098

Bevin Wirzba	—	1,008,022	868,840

Notes

•	No Option-based awards for named executives would have realized if they had exercised the TC Energy Stock Options on the vesting date.
•	Share-based awards is the payout value of the 2021 TC Energy PSUs for the named executives. See the Payout of 2021 TC Energy PSU Award section on page 162 for more information.
•	The Share-based awards values for Mr. Chapman reflects a U.S./Canada foreign exchange rate of 1.3497 for 2023.
•	Non-equity incentive plan compensation is the short-term incentive award for 2023. This amount is shown under Annual incentive plans in the Summary compensation table on page 170.

174 | TC Energy Management Information Circular 2024

EQUITY COMPENSATION PLAN INFORMATION

Securities authorized for issue under equity compensation plans

The table below shows the:

•	number of TC Energy shares to be issued under the TC Energy Stock Option Plan when outstanding TC Energy Stock Options are exercised,
•	weighted average exercise price of the outstanding TC Energy Stock Options, and
•	number of TC Energy shares available for future issue under the Existing TC Energy Stock Option Plan.

	Number of securities to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (#)

Equity compensation plans approved by security holders	7,435,521	62.36	2,267,871

Equity compensation plans not approved by security holders	N/A	N/A	N/A

Total	7,435,521	62.36	2,267,871

TC Energy Stock Option grants as a percentage of outstanding shares

					Dilution	Overhang	Burn rate

Effective date	Total number of shares outstanding (A)	Total number of options outstanding (B)	Total reserve (C)	Total options granted during year (D)	Options outstanding as a % of shares outstanding (B / A)	% of TC Energy Stock Options outstanding plus total reserve divided by total shares outstanding ((B + C) / A)	Grant as a % of shares outstanding (D / A)

Dec 31, 2021	980,815,927	7,769,052	4,826,189	1,679,180	0.79	1.28	0.17

Dec 31, 2022	1,017,961,583	6,108,545	3,656,518	1,396,242	0.60	0.96	0.14

Dec 31, 2023	1,037,487,829	7,435,521	2,267,871	1,932,549	0.72	0.94	0.19

TC Energy Management Information Circular 2024 | 175

RETIREMENT BENEFITS

All of the Canadian named executives participate in our DB Plan and Supplemental DB Plan. Mr. Chapman participates in the 401(k) Plan and the Non-Qualified Plan. The tables below show their benefits under the respective plans.

Defined benefit pension plan

at December 31, 2023		Annual benefits payable

Name	Number of years of credited service	At year end ($)	At age 65 ($)	Opening present value of defined benefit obligation ($)	Compensatory change ($)	Non- compensatory change ($)	Closing present value of defined benefit obligation ($)

François Poirier	9.67	336,000	599,000	4,327,000	697,000	975,000	5,999,000

Joel Hunter	25.00	350,000	463,000	4,879,000	399,000	1,176,000	6,454,000

Annesley Wallace	0.67	6,000	208,000	-	77,000	11,000	88,000

Bevin Wirzba	4.50	55,000	209,000	539,000	367,000	141,000	1,047,000

Notes

•	Annual benefits payable at year end is the annual lifetime benefit payable at age 60, based on the years of credited service and the actual pensionable earnings history, as of December 31, 2023.
•

Annual benefits payable at age 65 is the annual lifetime benefit payable at age 65, based on the years of credited service at age 65 and the actual pensionable earnings history, as of December 31, 2023.

•

Opening and closing present value of defined benefit obligation is at December 31, 2022 and December 31, 2023, respectively. It represents actuarial assumptions and methods that are consistent with those used for calculating the pension obligations disclosed in our 2022 and 2023 consolidated financial statements. These assumptions reflect our best estimate of future events, and the values in the above table may not be directly comparable to similar estimates of pension obligations that may be disclosed by other corporations.

•	Compensatory change includes the service cost to TC Energy in 2023, plus the impact on the obligation due to actual compensation changes that were higher or lower than assumed, and plan changes.
•	Non-compensatory change includes the interest on the accrued obligation at the start of the year and changes in assumptions in the year.

401(k) Plan

at December 31, 2023

Name	Accumulated value at start of year ($)	Compensatory value ($)	Accumulated value at year end ($)

Stanley Chapman III	755,264	53,448	1,187,636

Notes

•	Accumulated value at start of year is the beginning of year value of the 401(k) account funded by employer contributions.
•	Compensatory value is the annual employer contribution to the 401(k) Plan.
•	Accumulated value at year end is the end of year value of the 401(k) account funded by employer contributions and includes investment earnings.
•	Values reflect a U.S./Canada foreign exchange rate of 1.3497 for 2023.

Non-Qualified Plan

at December 31, 2023

Name	Accumulated value at start of year ($)	Compensatory value ($)	Accumulated value at year end ($)

Stanley Chapman III	117,363	57,562	197,364

Notes

•	Accumulated value at start of year is the beginning of year value of the Non-Qualified account funded by employer contributions.
•	Compensatory value is the annual employer contribution to the Non-Qualified account.
•	Accumulated value at year end is the end of year value of the Non-Qualified account funded by employer contributions and includes investment earnings.
•	Values reflect a U.S./Canada foreign exchange rate of 1.3497 for 2023.

176 | TC Energy Management Information Circular 2024

TERMINATION AND CHANGE OF CONTROL

Termination

We have an executive employment agreement with each named executive that outlines the terms and conditions that apply if the executive leaves TC Energy. The table on the following page is a summary of the material terms and provisions if the executive resigns, is terminated, retires or dies. These do not apply when there is a change of control.

The general terms and provisions of TC Energy PSUs and TC Energy RSUs are discussed under each event, however, pursuant to the provisions of the TC Energy PSU Plan and the TC Energy RSU Plan, the Human Resources Committee can use its discretion to decide how to treat unvested TC Energy PSUs upon termination for executives who have an executive employment agreement. Each executive employment agreement includes a non-competition provision that applies for 12 months following the executive’s separation date.

Like all other Canadian employees, all of the Canadian named executives are eligible for retiree benefits if they are 55 or older with ten or more years of continuous service on the separation date. Canadian retiree benefits include:

•	a health spending account that can be used to pay for eligible health and dental expenses and/or to purchase private health insurance,
•	a security plan that provides a safety net if there are significant medical expenses, and
•	life insurance that provides a death benefit of $10,000 to a designated beneficiary.

Mr. Chapman is eligible for retiree benefits under the U.S. retiree benefit program including:

•	access to medical plans that provide a wide range of coverage, and
•	life insurance that provides a death benefit of $10,000 to a designated beneficiary.

The Canadian employee stock savings plan, the U.S. employee stock purchase plan, 401(k) Plan, the Non-Qualified Plan, spousal and dependent life insurance, accident insurance and disability insurance end at the separation date.

TC Energy Management Information Circular 2024 | 177

Compensation on termination

The table below shows how each named executive’s compensation is treated if they leave TC Energy as at December 31, 2023.

Base salary	Resignation	Payments end.
	Termination without cause	Severance allowance includes a lump-sum payment equal to 24 months of their annual base salary as of the separation date.
	Termination with cause	Payments end.
Retirement
Death
Short-term incentive	Resignation	Board discretion.
	Termination without cause	Equals the average short-term incentive award paid to the named executive for the three years, or such lesser time, as applicable, preceding the separation date.
	Termination with cause	Not paid.
	Retirement	Equals the average short-term incentive award paid to the named executive for the three years, or such lesser time, as applicable, preceding the separation date.
Death
TC Energy PSUs	Resignation	Vested units are paid out; unvested units are forfeited.
	Termination without cause	Vested units are paid out. Unvested units are forfeited, however the original grant value is generally paid out on a pro rata basis.
	Termination with cause	Vested units are paid out, unvested units are forfeited.
	Retirement	Vested units are paid out. Unvested units continue to vest and the value is assessed at the end of the term. The award is generally pro-rated for the period of employment up to the retirement date.
	Death	Vested units are paid out. Unvested units are forfeited, however, the original grant value is generally paid out on a pro rata basis.
TC Energy RSUs	Resignation	Vested units are paid out; unvested units are forfeited.
	Termination without cause	Vested units are paid out. Unvested units are forfeited, however the original grant value is generally paid out on a pro rata basis.
	Termination with cause	Vested units are paid out, unvested units are forfeited.
	Retirement	Vested units are paid out. Unvested units continue to vest and the value is assessed at the end of the term. The award is generally pro-rated for the period of employment up to the retirement date.
	Death	Vested units are paid out. Unvested units are forfeited, however, the original grant value is generally paid out on a pro rata basis.
TC Energy Stock Options	Resignation	Vested TC Energy Stock Options must be exercised by their expiry date or six months from the separation date (whichever is earlier). No TC Energy Stock Options vest after the last day of employment.
Termination without cause

Vested TC Energy Stock Options must be exercised by the earlier of i) their expiry date or ii) the later of a) the end of the notice period, and b) six months following the separation date.

No TC Energy Stock Options vest after the separation date.

	Termination with cause	Vested TC Energy Stock Options must be exercised by their expiry date or six months from the separation date (whichever is earlier). No TC Energy Stock Options vest after the last day of employment.
	Retirement	Outstanding TC Energy Stock Options continue to vest and must be exercised by their expiry date or three years from the separation date (whichever is earlier). If there is less than six months between the vesting date and the expiry date, the expiry date is extended for six months from the final vesting date of the TC Energy Stock Options.
	Death	Outstanding TC Energy Stock Options vest immediately and must be exercised by their expiry date or the first anniversary of death (whichever is earlier).
Canadian Pension Plan	Resignation

Paid as a commuted value or monthly benefit according to the applicable DB Plan and Supplemental DB Plan provisions.

For termination without cause, credited service is provided for the applicable notice period.

Termination without cause
Termination with cause
Retirement
Death

178 | TC Energy Management Information Circular 2024

401(k) Plan	Resignation	Account balance is available to take as a lump sum, partial, or periodic distribution.
Termination without cause
Termination with cause
Retirement
	Death	Account balance is transferred to an account in the name of the participant’s beneficiary.
Non-Qualified Plan	Resignation	Account balance is available to take in accordance with employee distribution elections after a six month delay. Participant can choose a lump sum or annual installations from two to ten years.
Termination without cause
Termination with cause
Retirement
	Death	Account balance is transferred to an account in the name of the participant’s beneficiary and distributed immediately as a lump sum payment.
Benefits	Resignation	Coverage ends, or retiree benefits begin if eligible.
	Termination without cause	Coverage ends. Severance allowance includes a lump sum cash payment equal to 15 per cent of base salary over the notice period in recognition of loss of benefits and perquisites.
	Termination with cause	Coverage ends, or retiree benefits begin if eligible.
	Retirement	Coverage ends, or retiree benefits begin if eligible.
	Death	Coverage continues to eligible dependents for a specified period of time after death.
Perquisites	Resignation	Payments end.
	Termination without cause	Payment indicated in Benefits above. Severance allowance includes a lump-sum cash payment equal to 15 per cent of base salary over the notice period in recognition of loss of benefits and perquisites.
	Termination with cause	Payments end.
Retirement
Death
Other	Resignation
	Termination without cause	Outplacement services.
Termination with cause
Retirement
Death

Notes

•

Resignation includes voluntary resignation but not resignation as a result of constructive dismissal. If a named executive resigns because of constructive dismissal, it is treated as termination without cause.

•	The short-term incentive award is not paid on resignation unless the Board uses its discretion.
•	The notice period is currently two years for each named executive.
•	Benefits on termination without cause is paid as an equivalent lump-sum for Mr. Chapman, and retiree benefits eligibility for Mr. Chapman would be determined on the termination date.
•	For Mr. Chapman, there are certain differences due to U.S. tax law. These differences are:
•

to the extent any of Mr. Chapman’s payments are subject to section 409A of the U.S. Internal Revenue Code of 1986, these payments may be deferred for a period of six months following the date of termination, and

•	certain payments will be reduced in a specific order to the extent excise tax applies.
•	For Mr. Wirzba, the above terms apply with the following differences:
•	In the case of a termination without cause, instead of a lump sum cash payment equal to 15 per cent of base salary over the notice period, Mr. Wirzba will receive:
o

with respect to Benefits, benefit coverage that continues during the notice period (or an equivalent lump-sum payout is made). Retiree benefits eligibility will be determined at the end of the notice period, and

o

with respect to Perquisites, a lump-sum cash payment equal to the corporate cost of the perquisite package in the one-year period preceding the separation date multiplied by the notice period must be paid.

TC Energy Management Information Circular 2024 | 179

Departure of Chief Financial Officer

Mr. Hunter is departing TC Energy on July 1, 2024, with his role as Executive Vice-President and Chief Financial Officer transitioning to his successor effective May 15, 2024. The following arrangements apply for Mr. Hunter:

•

pursuant to the short-term incentive plan, payment of a prorated 2024 short-term incentive equal to the average short term incentive award for the three years preceding his departure prorated for the actual period between the start of the calendar year and the departure date,

•

pursuant to the TC Energy PSU Plan and the TC Energy RSU Plan, vested TC Energy PSUs and TC Energy RSUs will be paid out and outstanding TC Energy PSU and TC Energy RSU grants will continue to vest and will be paid out in the normal course after vesting and be prorated by the number of eligible months in which Mr. Hunter was employed during the grant term,

•

pursuant to the TC Energy Stock Option Plan, the expiry date of each tranche of TC Energy Stock Options held by Mr. Hunter shall be the earlier of the original expiry of each respective award or three years from the separation date. There is no change in the value of Mr. Hunter’s unexercised in-the-money options as disclosed in the Incentive plan awards on page 173, and

•	pension benefits as disclosed in the Retirement benefits section on page 176.

No additional allowance, severance or other compensation will be paid to Mr. Hunter upon his departure.

Pursuant to Mr. Hunter’s executive employment agreement, the above is subject to his compliance with 12-month non-competition and 12-month non-solicitation provisions, as well as compliance with his fiduciary obligations, confidentiality, non-disclosure, non-disparagement and cooperation provisions, which are not limited in time.

Change of control

Under the terms of the employment agreements, the TC Energy Stock Option Plan, the TC Energy RSU and the TC Energy PSU Plan, a change of control includes an event where another entity becomes the beneficial owner of:

•	more than 50 per cent of the voting shares of TC Energy, or
•	more than 50 per cent of the voting shares of TCPL (not including the voting shares held by TC Energy).

Other events can also constitute a change of control, including a merger where TC Energy is not the surviving entity, a sale of all, or substantially all, of TCPL’s assets or if the incumbent board ceases to be a majority of the Board. The proposed spin off of the Liquids Pipelines business will not trigger any change of control payments upon closing.

The following is a summary of the terms and provisions that apply to the compensation of all of the Canadian named executives if there is a change of control and there has been a termination without cause or a constructive dismissal within two years of the change of control (double trigger). Upon a double trigger for the named executives, a 24 month notice period applies, which provides for:

•

payment of a severance allowance equal to the annual compensation during the notice period where annual compensation is composed of base salary and an average of annual incentive compensation over three years, or such lesser time, as applicable,

•	a pensionable service credit of two years under the supplemental pension plans,
•

for all named executives other than Mr. Wirzba, a lump sum cash payment equal to 15 per cent of base salary over the notice period and for Mr. Wirzba a lump-sum cash payment equal to the corporate cost of the perquisite package in the one-year period preceding the separation date multiplied by the notice period and a continuation of benefit coverage for the notice period,

•	professional outplacement services to a maximum of $25,000,
•	accelerated vesting and payment of TC Energy PSUs and TC Energy RSUs at the Human Resources Committee’s discretion, and
•	accelerated vesting of TC Energy Stock Options.

If, for any reason, we are unable to implement accelerated vesting (for example, our common shares stop trading), we will pay the named executive a cash amount. This would be equal to the net amount of the compensation the named executive would have received if, on the date of a change of control, such named executive had exercised all vested options and unvested options that would have had accelerated vesting.

For Mr. Chapman, the same terms and provisions apply, with the following differences:

•

to the extent any of Mr. Chapman’s payments are subject to section 409A of the U.S. Internal Revenue Code of 1986, the payments may be deferred for a period of six months following the date of termination,

•	certain payments will be reduced in a specific order to the extent excise tax applies, and
•	Mr. Chapman has elected to receive a lump sum cash payment with respect to benefits during the notice period.

180 | TC Energy Management Information Circular 2024

Separation and other payments

The table below is a summary of the incremental payments that would be made to each named executive under the different separation events, with and without a deemed change of control. All payments have been calculated using December 31, 2023 as the separation date and the date of a change of control as if it applies. These amounts would be paid under the terms of the employment agreements.

The Arrangement will not trigger any change of control payments upon closing.

These amounts do not include certain amounts that would be provided under normal course, such as the value of:

•	any TC Energy Stock Options, TC Energy PSUs and TC Energy RSUs vesting as part of normal employment,
•	pension benefits that would normally be provided following resignation, or
•	retiree benefits.

		Without a change of control				With a change of control

Name	Resignation ($)	Termination with cause ($)	Termination without cause ($)	Retirement ($)	Death ($)	Termination without cause ($)
François Poirier	—	—	7,344,001	1,170,667	5,820,667	17,267,053
Joel Hunter	—	—	2,872,199	359,233	1,394,233	5,108,496
Stanley Chapman III	—	—	5,519,194	977,385	3,792,522	11,191,076
Annesley Wallace	—	—	3,797,056	—	1,358,556	7,420,014
Bevin Wirzba	—	—	4,986,875	—	1,871,343	6,445,576

Notes

•

Termination without cause following a change of control also applies if the named executive resigns because of constructive dismissal and the separation date is within two years of the date of a change of control.

•	There are no incremental payments that would be made to each named executive in the event of a change of control without termination.
•	TC Energy PSUs, TC Energy RSUs and TC Energy Stock Options continue to vest under the Retirement scenario, provided the named executive is age 55 or over.
•	Mr. Wirzba and Ms. Wallace were not eligible for retirement as of December 31, 2023.
•	Values provided to Mr. Chapman reflect a U.S./Canada foreign exchange rate of 1.3497 in 2023, 1.3013 in 2022 and 1.2535 for 2021.
•

Mr. Hunter is departing TC Energy on July 1, 2024, with his role as Executive Vice-President and Chief Financial Officer transitioning to his successor effective May 15, 2024. Please refer to the Outstanding option-based and share-based awards section on page 173 and Departure of Chief Financial Officer section on page 180 for more information.

The Human Resources Committee reviews the severance amounts calculated for each named executive under their employment agreement. The data represents the total value to be paid to the executive if they are terminated without cause and with and without a deemed change of control.

TC Energy Management Information Circular 2024 | 181

Other Information

EXEMPTIONS FROM INSTRUMENTS

TC Energy made a dual application with the ASC, as principal regulator, and the Ontario Securities Commission, as non-principal regulator, under National Policy 11-203 – Process for Exemptive Relief Applications in Multiple Jurisdictions for a decision exempting TC Energy from the following requirements of National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards (NI 52-107) in respect of certain of the financial statements included in this Circular: (a) the requirements in Sections 3.2(1) and 3.14(1), as applicable, of NI 52-107, which provide, among other things, that certain financial statements must be prepared in accordance with Canadian GAAP applicable to publicly accountable enterprises; and (b) the requirement in Section 3.3(1)(a) of NI 52-107, which provides, among other things, that certain financial statements must be audited in accordance with Canadian GAAS and accompanied by an auditor’s report that includes certain prescribed items; provided that, among other things, such financial statements are prepared in accordance with U.S. GAAP and, where applicable, audited in accordance with U.S. PCAOB GAAS and accompanied by an auditor’s report that includes the items prescribed by Section 3.8(1) of NI 52-107. The ASC issued a decision dated February 12, 2024 granting the relief requested, subject to certain further conditions set forth therein, which, in addition to applying to the securities legislation of Alberta and Ontario, is also relied upon by TC Energy in connection with the equivalent provisions of the securities legislation of British Columbia, Saskatchewan, Manitoba, Québec, New Brunswick, Prince Edward Island, Nova Scotia, Newfoundland and Labrador, Yukon, Northwest Territories and Nunavut.

LEGAL AND FINANCIAL MATTERS

Certain legal matters relating to Canadian law in connection with the Arrangement will be passed upon for TC Energy by Blake, Cassels & Graydon LLP. Certain legal matters relating to United States law in connection with the Arrangement will be passed upon for TC Energy by White & Case LLP. As of the date of this Circular, the partners and associates of Blake, Cassels & Graydon LLP and the partners and associates of White & Case LLP, in each case, as a group, beneficially own, directly or indirectly, less than one per cent of any class of TC Energy’s outstanding securities.

The Board retained Evercore to prepare the Fairness Opinion. As of the date of this Circular, Evercore and the “designated professionals” of Evercore, as a group, beneficially own, directly or indirectly, less than one per cent of any class of TC Energy’s outstanding securities.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

To the knowledge of TC Energy, other than as disclosed elsewhere in this Circular and other than as a result of any direct or indirect ownership of TC Energy securities, as of the date of this Circular, no person who has been a director or officer of TC Energy at any time since the commencement of TC Energy’s last financial year, or any associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting other than the election of directors or the appointment of auditors. In connection with the Arrangement, certain of the directors and officers of TC Energy are expected to become employees and/or directors of South Bow and the TC Energy Stock Options, TC Energy PSUs and TC Energy RSUs held by such persons are expected to be exchanged for applicable incentive securities of South Bow, in each case, in a manner consistent with all other Transferred Employees. See The Arrangement – Treatment of TC Energy Employees and Employee Benefit Plans and The Arrangement – Treatment of Incentive Securities.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1, 2024, except as described in this Circular, no informed person, proposed director or any associate or affiliate of any informed person or proposed director, had a material interest, direct or indirect, in any transaction or proposed transaction which materially affected or would materially affect TC Energy or any of its subsidiaries.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVES

As of the date of this Circular, none of our directors, executives or employees had any loans from TC Energy or any of our subsidiaries. This is also true for:

•	former executives, directors or employees of TC Energy or any of our subsidiaries,
•	this year’s nominated directors, and
•	any associate of a director, executive officer or nominated director.

182 | TC Energy Management Information Circular 2024

None of the above owe money to another entity that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by TC Energy or any of our subsidiaries.

ADDITIONAL INFORMATION

Shareholders can request a free copy of this Circular, the TC Energy AIF and the TC Energy Annual MD&A from our Corporate Secretary:

TC Energy Corporation

450 – 1 Street S.W. Calgary, AB

Canada T2P 5H1

Tel: 1-800-661-3805

For financial information about TC Energy, see our most recent annual audited consolidated financial statements and MD&A. Copies of these documents and materials related to corporate governance are available on our website (www.tcenergy.com).

You can find more information about TC Energy on our website (www.tcenergy.com) and on SEDAR+ (www.sedarplus.ca).

TC Energy Management Information Circular 2024 | 183

Directors’ Approval

The contents of this Circular and the sending thereof to the shareholders of TC Energy have been approved by the Board.

DATED this 10th day of April, 2024.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Christine R. Johnston”
Vice-President, Law and Corporate Secretary TC Energy Corporation

184 | TC Energy Management Information Circular 2024

Consent of Evercore

TO:	The Board of Directors of TC Energy Corporation (TC Energy)

RE:	Management Information Circular of TC Energy dated April 10, 2024 (the Circular) for the annual and special meeting of common shareholders of TC Energy to be held on June 4, 2024

Dear Sirs/Mesdames:

Capitalized terms used but not otherwise defined herein have the meanings attributed thereto in the Circular.

We consent to: (i) the use of our name in the Circular; (ii) the inclusion in the Circular of a summary of our fairness opinion dated April 10, 2024, concerning the fairness, from a financial point of view, of the consideration to be received by shareholders pursuant to the Arrangement (the Fairness Opinion); and (iii) the inclusion in Schedule D to the Circular of the full text of the Fairness Opinion.

The Fairness Opinion was given as at April 10, 2024, and remains subject to the assumptions, qualifications and limitations contained therein.

DATED this 10th day of April, 2024.

Yours truly,

(signed) “Evercore Group L.L.C.”

Evercore Group L.L.C.

TC Energy Management Information Circular 2024 | 185

Schedule A – Arrangement Resolution

BE IT RESOLVED THAT:

1.

The arrangement (the Arrangement) under Section 192 of the Canada Business Corporations Act (the CBCA) involving TC Energy Corporation (TC Energy), South Bow Corporation (South Bow) and the holders of TC Energy common shares, pursuant to the arrangement agreement between TC Energy, South Bow and South Bow Pipelines Ltd. dated April 10, 2024, as it may be modified, supplemented or amended from time to time in accordance with its terms (the Arrangement Agreement) as more particularly described and set forth in the management information circular of TC Energy dated April 10, 2024 (the Circular) accompanying the notice of this annual and special meeting, as the same may be modified, amended, or supplemented, is hereby authorized, approved and adopted.

2.

The plan of arrangement (the Plan of Arrangement) of TC Energy, the full text of which is set out in Appendix A to Schedule C to the Circular, as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

3.

The (i) Arrangement Agreement and all the related actions contemplated therein; (ii) actions of the directors of TC Energy in approving the Arrangement and the Arrangement Agreement; and (iii) actions of the directors and officers of TC Energy in executing and delivering the Arrangement Agreement, and any modifications, supplements or amendments thereto in accordance with its terms, and causing the performance by TC Energy of its obligations thereunder, are hereby ratified and approved.

4.	TC Energy is hereby authorized to apply for a final order from the Court of King’s Bench of Alberta (the Court) to approve the Arrangement on the terms set forth in the Plan of Arrangement.

5.

Notwithstanding that this resolution has been duly passed by the shareholders of TC Energy or that the Arrangement has been approved by the Court, the Board of Directors of TC Energy is hereby authorized and empowered in its sole and absolute discretion without further notice to or approval of the shareholders of TC Energy to (i) determine when to file the articles of arrangement in respect of the Arrangement; (ii) amend, modify or supplement the Plan of Arrangement or the Arrangement Agreement, to the extent permitted by their terms; and (iii) decide not to proceed with the Arrangement or revoke this resolution at any time prior to the issuance of a certificate giving effect to the Arrangement.

6.

Any one director or officer of TC Energy is hereby authorized and directed for and on behalf of TC Energy to execute, under the seal of TC Energy or otherwise, and to deliver articles of arrangement to the Director under the CBCA for filing and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and such other documents.

7.

Any one director or officer of TC Energy is hereby authorized and directed, for and on behalf of TC Energy, to execute or cause to be executed, under the corporate seal of TC Energy or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in the opinion of such director or officer may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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Schedule B – South Bow Shareholder Rights Plan Resolution

BE IT RESOLVED THAT:

1.

The shareholder rights plan substantially in the form attached as Schedule L to the management information circular of TC Energy Corporation dated April 10, 2024 (the Circular) accompanying the notice of this annual and special meeting is hereby authorized, approved and ratified as the shareholder rights plan for South Bow Corporation (South Bow).

2.

Any one director or officer of South Bow is hereby authorized and directed, for and on behalf of South Bow, to execute or cause to be executed, under the corporate seal of South Bow or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in the opinion of such director or officer may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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Schedule C – Arrangement Agreement, including Plan of Arrangement

THIS AGREEMENT is made as of the 10th day of April, 2024

AMONG:

TC ENERGY CORPORATION, a corporation existing under the Canada Business

Corporations Act (“TC Energy”)

- and -

SOUTH BOW CORPORATION, a corporation existing under the Canada Business

Corporations Act (“South Bow”)

- and -

SOUTH BOW PIPELINES LTD., a corporation existing under the Canada Business

Corporations Act (“SBPL”)

WHEREAS the Parties propose to carry out an arrangement under Section 192 of the Canada Business Corporations Act substantially on the terms and subject to the conditions set forth in the Plan of Arrangement annexed hereto as Appendix A;

AND WHEREAS South Bow and SBPL have been incorporated to facilitate and participate in the Arrangement;

AND WHEREAS the Parties will participate in a series of transactions for the separation and reorganization of the assets and liabilities of TC Energy such that South Bow will, directly or indirectly, hold the Liquids Pipelines business.

NOW THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each Party, the Parties agree as follows:

ARTICLE 1 – INTERPRETATION

1.01	Definitions

In this Agreement, except as otherwise expressly provided in Appendix A, or unless there is something in the subject matter or context inconsistent therewith, the following terms will have the respective meanings set out below and grammatical variations of such terms will have the corresponding meanings:

“Affiliate” means, when describing a relationship between two Persons, that either: (a) one of them is under the direct or indirect control of the other; or (b) each of them is directly or indirectly controlled by the same Person;

“Agreement” means this arrangement agreement, including the appendix attached hereto, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof;

“Applicable Law” means, with respect to any Person, any domestic or foreign federal, national, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise;

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order, provided that such amendments or variations are acceptable to TC Energy;

“Arrangement Resolution” means the special resolution of TC Energy Shareholders approving the Arrangement to be considered at the Meeting;

“Articles of Arrangement” means the articles of arrangement of TC Energy in respect of the Arrangement, required by Section 192(6) of the CBCA to be sent to the Director after the Final Order is made;

“Business Day” means any day other than a Saturday, Sunday or statutory or civic holiday in Alberta, when banks are generally open for the transaction of business in Calgary, Alberta;

“CBCA” means the Canada Business Corporations Act;

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“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement;

“Circular” means the management information circular of TC Energy, including all schedules thereto and information incorporated by reference therein, to be sent to TC Energy Shareholders in connection with the Meeting;

“control” means, when applied to a relationship between two Persons, that a Person (the “first Person”) is considered to control another Person (the “second Person”) if: (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities, interests or contractual rights of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, or a majority of any other Persons who have the right to manage or supervise the management of the business and affairs of the second Person, unless that first Person holds the voting securities only to secure a debt or similar obligation; (b) the second Person is a partnership, other than a limited partnership, and the first Person, together with any Person controlled by the first Person, holds more than 50 per cent of the interests (measured by votes or by value) of the partnership; or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person or any Person controlled by the first Person, and the term “controlled” has a corresponding meaning;

“Court” means the Court of King’s Bench of Alberta;

“CRA” means the Canada Revenue Agency, and any successor Governmental Authority thereto;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Effective Date” means the effective date of the Arrangement, being the date shown on the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. (MDT) on the Effective Date, or such other time as TC Energy and South Bow agree to in writing before the Effective Date;

“Employee Matters Agreement” means the employee matters agreement to be entered into between TC Energy and South Bow in the form and content and on terms and conditions to be agreed upon by TC Energy and South Bow;

“Encumbrance” means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim or right of any third party which affects, by way of a conflicting ownership interest or otherwise, the right, title or interest in or to any particular property;

“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA, in a form acceptable to TC Energy, approving the Arrangement, as such order may be amended or varied by the Court, provided that any such amendment or variation is acceptable to TC Energy, at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended (provided that any such amendment is acceptable to TC Energy) on appeal;

“Governmental Authority” means (a) any multinational, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; (c) any quasi-governmental or private body exercising any regulatory, self-regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange;

“Interim Order” means the interim order of the Court pursuant to Section 192 of the CBCA, in a form acceptable to TC Energy, providing for, among other things, the calling and holding of the Meeting, as such order may be amended or varied by the Court, provided that any such amendment or variation is acceptable to TC Energy;

“Investment Grade Rating” means: (a) with respect to S&P Global Ratings, a rating equal to or higher than BBB-; (b) with respect to Moody’s Investors Service, Inc., a rating equal to or higher than Baa3; and (c) with respect to Fitch Ratings Inc., a rating equal to or higher than BBB-;

“IRS” means the U.S. Internal Revenue Service;

“Liquids Pipelines business” means the business segment referred to as the “Liquids Pipelines” business segment currently carried on by TC Energy and its Affiliates consisting of, among other things, the transportation of Canadian crude oil from Hardisty, Alberta to key refining and export markets in the U.S. Midwest and the U.S. Gulf Coast, as well as U.S. domestic service from Cushing, Oklahoma to the U.S. Gulf Coast and includes all the assets and liabilities pertaining thereto that are held, directly or indirectly, by TC Energy and its Affiliates immediately prior to the Effective Time;

“Material Adverse Effect” means, in respect of any corporation, any change, event, development or occurrence that is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, liabilities

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(including contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), capital, properties, assets or financial condition of that corporation (including its Affiliates) considered as a whole after giving effect to the Arrangement or that would materially impair that corporation’s ability to perform its obligations under this Agreement or the Plan of Arrangement in any material respect;

“Meeting” means the annual and special meeting of TC Energy Shareholders (including any adjournment or postponement thereof) to be called and held in accordance with the Interim Order to, among other things, consider and, if deemed advisable, approve the Arrangement Resolution and the South Bow Shareholder Rights Plan Resolution;

“Meeting Materials” means the notice of the Meeting, the Circular and the form of proxy in respect of the Meeting which accompanies the Circular;

“NYSE” means the New York Stock Exchange;

“Party” means a party to this Agreement;

“Person” is to be broadly interpreted and includes an individual, a corporation, a partnership, a trust, an unincorporated organization, a Governmental Authority, and the executors, administrators or other legal representatives of an individual in such capacity;

“Plan of Arrangement” means the plan of arrangement, including the exhibits thereto, substantially in the form set out as Appendix A to this Agreement, as amended or varied from time to time in accordance with this Agreement and the Plan of Arrangement or at the direction of the Court in the Final Order, provided that such amendments or variations are acceptable to TC Energy;

“Post-Arrangement Transactions” means the transactions to be undertaken following the Effective Date for administrative and transitional purposes;

“Pre-Arrangement Transactions” means the transactions undertaken prior to the Effective Date to reorganize the Liquids Pipelines business under the ownership of SBPL;

“Rulings Applications” means all of the letter submissions made by or on behalf of TC Energy to the CRA or the IRS concerning the Arrangement and certain related transactions prior to the date hereof, together with all such letter submissions made in connection therewith on or after the date hereof;

“Separation Agreement” means the separation agreement to be entered into between TC Energy, South Bow, SBPL, 15142083 Canada Ltd., 15142121 Canada Ltd. and 6297782 LLC regarding the separation of the Liquids Pipelines business in connection with the Arrangement, including the transfer of certain assets related to the Liquids Pipelines business from TC Energy to South Bow and the allocation of certain liabilities and obligations related to the Liquids Pipelines business between TC Energy and South Bow;

“South Bow Common Shares” means the common shares in the capital of South Bow;

“South Bow Shareholder Rights Plan” means the proposed shareholder rights plan of South Bow, to be considered by TC Energy Shareholders at the Meeting and, if approved, to be adopted prior to the Effective Date;

“South Bow Shareholder Rights Plan Resolution” means the ordinary resolution of TC Energy Shareholders approving the South Bow Shareholder Rights Plan to be considered at the Meeting;

“South Bow Stock Option Plan” means the stock option plan of South Bow, to be adopted prior to the Effective Date;

“Subsidiary” means, in respect of a specified Person, a second Person that is controlled, directly or indirectly, by the specified Person, and includes a Subsidiary of the second Person;

“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supplement);

“Tax Matters Agreement” means the tax matters agreement to be entered into between TC Energy and South Bow, in the form and content and on terms and conditions to be agreed upon by TC Energy and South Bow;

“Tax Rulings” means the advance income tax rulings received from each of the CRA (with respect to such tax ruling, the “Canadian Tax Ruling”) and the IRS, in the form requested in the Rulings Applications or otherwise acceptable to TC Energy, as the same may be amended, modified and/or supplemented from time to time at the request of the CRA or the IRS, as applicable, or at the request of TC Energy, in each case, regarding certain applicable Canadian and U.S. federal income tax consequences of the transfer by TC Energy of the Transferred Property under the Arrangement and certain other transactions;

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“Taxes” means taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, dues and other charges of any nature, including all income, capital, franchise, payroll and employment, withholding, goods and services or other similar value-added taxes, surtaxes, assessments and charges, together with all fines, interest, penalties on or in respect of, or in lieu of or for non-collection or non-remittance of, those taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges;

“TC Energy Arrangement Common Shares” means the new class of common shares in the capital of TC Energy to be created pursuant to the Plan of Arrangement and having the rights, privileges, restrictions and conditions set out in Exhibit I to the Plan of Arrangement;

“TC Energy Business” means the business carried on, directly or indirectly, by TC Energy and its Affiliates immediately prior to the Effective Time, including all the assets and liabilities pertaining thereto that are held, directly or indirectly, by TC Energy and its Affiliates immediately prior to the Effective Time;

“TC Energy Common Shares” means the common shares in the capital of TC Energy (being, for greater certainty, the class of shares designated as “common shares” in the articles of TC Energy on the Effective Date);

“TC Energy Shareholder” means a holder of TC Energy Common Shares at the applicable time;

“TC Energy Special Shares” means the non-voting, redeemable, retractable preferred shares in the capital of TC Energy created pursuant to the Plan of Arrangement and having the rights, privileges, restrictions and conditions set out in Exhibit I to the Plan of Arrangement;

“Transferred Property” means all of the issued and outstanding common shares in the capital of SBPL held by TC Energy immediately prior to the Effective Time;

“Transition Services Agreement” means the transition services agreement to be entered into between TC Energy and South Bow, in the form and content and on terms and conditions to be agreed upon by TC Energy and South Bow;

“TSX” means the Toronto Stock Exchange; and

“U.S. Code” means the Internal Revenue Code of 1986 (United States), as amended.

1.02	Appendix

The following appendix is attached to this Agreement and forms part hereof:

Appendix A – Plan of Arrangement

1.03	Construction

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	the division of this Agreement into Articles, Sections and Subsections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b)

the words “hereunder”, “hereof” and similar expressions refer to this Agreement and not to any particular Article, Section or Subsection and references to “Articles”, “Sections” and “Subsections” are to Articles, Sections and Subsections of this Agreement;

(c)	words importing the singular include the plural and vice versa, and words importing any gender include all genders;

(d)	the word “including” means “including without limiting the generality of the foregoing”;

(e)

a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation;

(f)	a reference to any agreement or contract is to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms thereof;

(g)	if any date on which any action is required to be taken under this Agreement is not a Business Day, such action will be required to be taken on the next succeeding Business Day; and

(h)	a reference to the knowledge of a Party means to the best of the knowledge of any of the officers of such Party after due inquiry.

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ARTICLE 2 – THE ARRANGEMENT

2.01	Arrangement

(a)	The Parties hereby agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

(b)

TC Energy will, at a time to be determined exclusively by TC Energy, file, proceed with and diligently prosecute an application pursuant to Section 192 of the CBCA for the Interim Order as contemplated by Section 2.02.

(c)

After obtaining the Interim Order, TC Energy will, at a time to be determined exclusively by TC Energy, convene and hold the Meeting, in accordance with the Interim Order, the by-laws of TC Energy and as otherwise required by Applicable Laws, for the purpose of, among other things, considering the Arrangement Resolution and the South Bow Shareholder Rights Plan Resolution, and such other matters as may properly come before the Meeting. TC Energy will solicit proxies of TC Energy Shareholders in favour of the Arrangement Resolution and the South Bow Shareholder Rights Plan Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution, the South Bow Shareholder Rights Plan Resolution or the completion of any of the transactions contemplated by this Agreement.

(d)

If the Interim Order and the requisite approval of TC Energy Shareholders in respect of the Arrangement Resolution as set out in the Interim Order are obtained, TC Energy will, at a time to be determined exclusively by TC Energy, thereafter take all commercially reasonable steps necessary or desirable to submit the Arrangement to the Court and apply for the Final Order.

(e)

Subject to (i) obtaining the Final Order; and (ii) the satisfaction (or waiver, if applicable) of all of the other conditions set forth in Article 5, TC Energy will, at a time to be determined exclusively by TC Energy, file the Articles of Arrangement to give effect to the Arrangement.

2.02	Interim Order

The application referred to in Section 2.01(b) shall request that the Interim Order provide, among other things:

(a)	for the calling and holding of the Meeting;

(b)	for the class of Persons to whom notice is to be provided in respect of the Meeting and for the manner in which such notice is to be provided;

(c)

that the requisite approval for the Arrangement Resolution shall be 66 2/3 per cent of the votes cast on the Arrangement Resolution by TC Energy Shareholders present or represented by proxy at the Meeting;

(d)

that, in all other respects, the terms, restrictions and conditions of the constating documents of TC Energy, including quorum requirements and all other matters, shall apply in respect of the Meeting;

(e)	that the Meeting may be adjourned or postponed from time to time by TC Energy in accordance with the terms of this Agreement without the need for additional approval of the Court;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(g)	for the confirmation of the record date for the Meeting.

In seeking the Interim Order, TC Energy shall advise the Court that it is TC Energy’s intention to rely upon the exemption from registration provided by Section 3(a)(10) of the United States Securities Act of 1933 with respect to the issuance of the securities of TC Energy and South Bow based on the Court’s approval of the Arrangement.

2.03	Meeting Materials

TC Energy will: (a) prepare the Meeting Materials (and any necessary amendments or supplements to the Circular), together with any other documents required by Applicable Law in connection with the Meeting; and (b) cause the Meeting Materials and other documentation required under Applicable Law in connection with the Meeting to be delivered or otherwise made available and filed as required by the Interim Order and in accordance with Applicable Law. The Parties will cooperate in the preparation of any amendment or supplement to the Meeting Materials as required or appropriate, and TC Energy will promptly mail or otherwise publicly disseminate any amendment or supplement to the Meeting Materials to TC Energy Shareholders in accordance with the Interim Order and, if and to the extent required by the Court or Applicable Law, file the same with any Governmental Authority.

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2.04	Effective Date and Effective Time

The Arrangement will become effective on the Effective Date, and commencing at the Effective Time, the events, matters and transactions set forth in the Plan of Arrangement will occur and will be deemed to occur in the sequence set forth therein, without any further act, authorization or formality, and with each such event, matter or transaction occurring and being deemed to occur immediately after the occurrence of the immediately preceding event, matter or transaction.

ARTICLE 3 – REPRESENTATIONS AND WARRANTIES

3.01	Mutual Representations and Warranties

Each Party represents and warrants to and in favour of each of the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in connection with entering into this Agreement and consummating the Arrangement:

(a)

it is duly incorporated, amalgamated or continued and is validly existing under the laws of its governing jurisdiction and has the corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

(b)

except as disclosed in the Circular or in writing to the other Parties, the execution and delivery of this Agreement by it and the completion by it of the transactions contemplated herein and in the Tax Rulings and Rulings Applications do not and will not:

(i)	result in the breach of, or violate any term or provision of, its articles or by-laws;

(ii)

conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which it is a party or by which it is bound, or to which any assets of such Party are subject, or result in the creation of any Encumbrance upon any of its assets under any such agreement or instrument, or give to others any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority, which in any case would have a Material Adverse Effect on it; or

(iii)

violate any provisions of any Applicable Law or any judicial or administrative award, judgment, order or decree applicable and known to it, the violation of which would have a Material Adverse Effect on it;

(c)	no dissolution, winding-up, bankruptcy, liquidation or similar proceeding has been commenced or is pending or, to such Party’s knowledge, is proposed in respect of it; and

(d)

the execution and delivery of this Agreement and the completion of the transactions contemplated herein and in the Tax Rulings and Rulings Applications have been duly approved by its board of directors, and this Agreement constitutes a valid and binding obligation of such Party enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity and limitations upon the enforcement of indemnification for fines or penalties imposed by law.

3.02	Representations and Warranties of TC Energy

TC Energy represents and warrants to and in favour of each of the other Parties that it is authorized to issue: (a) an unlimited number of TC Energy Common Shares, of which 1,037,487,829 are issued and outstanding as of the date hereof; (b) an unlimited number of first preferred shares, issuable in series, of which 14,577,184 first preferred shares, series 1, 7,422,816 first preferred shares, series 2, 9,997,177 first preferred shares, series 3, 4,002,823 first preferred shares, series 4,12,070,593 first preferred shares, series 5, 1,929,407 first preferred shares, series 6, 24,000,000 first preferred shares, series 7, 18,000,000 first preferred shares, series 9 and 10,000,000 first preferred shares, series 11 are issued and outstanding as of the date hereof; and (c) an unlimited number of second preferred shares, issuable in series, of which none are issued and outstanding as of the date hereof, and acknowledges that the other Parties are relying on such representations and warranties in connection with entering into this Agreement and consummating the Arrangement.

3.03	Representations and Warranties of South Bow

South Bow represents and warrants to and in favour of each of the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in connection with entering into this Agreement and consummating the Arrangement:

(a)

it is authorized to issue: (i) an unlimited number of South Bow Common Shares, of which none are issued and outstanding as of the date hereof; and (ii) an unlimited number of preferred shares, issuable in series, of which none are issued and outstanding as of the date hereof; and

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(b)	it has no assets, no liabilities and it has carried on no business other than relating to, and contemplated by, this Agreement, the Plan of Arrangement, the Tax Rulings or the Rulings Applications.

3.04	Representations and Warranties of SBPL

SBPL represents and warrants to and in favour of each of the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in connection with entering into this Agreement and consummating the Arrangement:

(a)

it is authorized to issue: (i) an unlimited number of common shares, of which none are issued and outstanding as of the date hereof; and (ii) an unlimited number of preferred shares, issuable in series, of which none are issued and outstanding as of the date hereof; and

(b)	it has no assets, no liabilities and it has carried on no business other than relating to, and contemplated by, this Agreement, the Plan of Arrangement, the Tax Rulings or the Rulings Applications.

3.05	Survival of Representations and Warranties

The representations and warranties of each Party contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4 – COVENANTS

4.01	General Covenants

(a)	Subject to the terms of this Agreement, each Party will:

(i)

use its commercially reasonable efforts and do all things reasonably required of it to cause the Pre-Arrangement Transactions, the Arrangement and the Post-Arrangement Transactions to become effective on such dates as TC Energy may determine;

(ii)

prior to and following the Effective Date, do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may be reasonably required to facilitate the carrying out of the intent and purpose of this Agreement;

(iii)

prior to the Effective Date, cooperate with and assist each other Party in dealing with transitional and other matters relating to or arising from the Pre-Arrangement Transactions, the Arrangement, the Post-Arrangement Transactions or this Agreement;

(iv)

not perform any act or enter into any transaction that could interfere or be inconsistent with the completion of any Pre-Arrangement Transaction, the Arrangement or any Post-Arrangement Transaction or the effective application of the Tax Rulings to the Arrangement; and

(v)

on or before the Effective Date, assist and cooperate in the preparation and filing with all applicable securities commissions or similar securities regulatory authorities in Canada and the United States of all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of the applicable securities laws of jurisdictions in Canada and the United States for the issue by TC Energy and South Bow of the securities to be issued in the Pre-Arrangement Transactions, the Arrangement and the Post-Arrangement Transactions, and other exemptions that are necessary or desirable in connection with the Pre-Arrangement Transactions, the Arrangement and the Post-Arrangement Transactions.

(b)

The Parties agree that the conduct of the Parties following the Effective Time, other than in respect of Tax-related matters, shall be governed by the Separation Agreement, the Transition Services Agreement and the Employee Matters Agreement, to the extent specifically addressed in the Separation Agreement, the Transition Services Agreement and the Employee Matters Agreement, respectively, subject to the terms thereof. In the case of any conflict or inconsistency between this Agreement, on the one hand, and the Separation Agreement, the Transition

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Services Agreement or the Employee Matters Agreement, on the other hand, the Separation Agreement, the Transition Services Agreement or the Employee Matters Agreement, as applicable, shall prevail.

4.02	Covenants of TC Energy

Subject to the rights of TC Energy provided elsewhere in this Agreement, TC Energy covenants and agrees that it will (and will cause each of its Subsidiaries to):

(a)	prior to the Effective Date, apply to list on the TSX and the NYSE the TC Energy Special Shares and the TC Energy Arrangement Common Shares issuable pursuant to the Arrangement;

(b)

prior to the Effective Date, make a joint application with South Bow to list on the TSX and the NYSE the South Bow Common Shares issuable pursuant to the Arrangement and issuable under the South Bow Stock Option Plan;

(c)

on or before the Effective Date, do all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Pre-Arrangement Transactions, the Arrangement and the Post-Arrangement Transactions and any transactions necessary or desirable for the effectiveness of the Tax Rulings, including using all commercially reasonable efforts to obtain:

(i)	the approval of TC Energy Shareholders required for the implementation of the Arrangement pursuant to the Interim Order;

(ii)	the Interim Order and the Final Order;

(iii)	the approval of TC Energy Shareholders required for the adoption of the South Bow Shareholder Rights Plan;

(iv)

such other consents, orders, rulings or approvals and assurances as are necessary or desirable for the implementation of the Pre-Arrangement Transactions, the Arrangement and the Post-Arrangement Transactions, including those referred to in Section 5.01; and

(v)	satisfaction of the other conditions precedent referred to in Sections 5.01 and 5.02.

4.03	Covenants of South Bow and SBPL

Each of South Bow and SBPL covenants and agrees that it will:

(a)

not, on or before the Effective Date, except as specifically provided for hereunder or in connection with the Pre-Arrangement Transactions or the Arrangement, alter or amend its constating documents, as the same exist as at the date of this Agreement;

(b)

on or before the Effective Date, cooperate in amending the Rulings Applications, applying for such amendments or supplements to, or replacements of, the Tax Rulings, and agreeing to make such amendments to this Agreement and the Plan of Arrangement, as may be reasonably necessary to give effect to the Tax Rulings or to undertake any transaction contemplated therein or to implement the Plan of Arrangement, or as may be determined by TC Energy, in its sole discretion, to be reasonably necessary to enable TC Energy (or any Affiliate) to carry out any transactions deemed advantageous by TC Energy for the separation from the TC Energy Business of the Liquids Pipelines business; and

(c)

on or before the Effective Date, do all such other acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Pre-Arrangement Transactions, the Arrangement and the Post-Arrangement Transactions and any transactions necessary or desirable for the effectiveness of the Tax Rulings, including co-operating with TC Energy to obtain:

(i)	the Interim Order and the Final Order;

(ii)	the approval of the listing on the TSX and the NYSE of the South Bow Common Shares issuable pursuant to the Arrangement and issuable under the South Bow Stock Option Plan;

(iii)

such other consents, orders, rulings or approvals and assurances as are necessary or desirable for the implementation of the Pre-Arrangement Transactions, the Arrangement and the Post-Arrangement Transactions, including those referred to in Section 5.01; and

(iv)	satisfaction of the other conditions precedent referred to in Sections 5.01 and 5.02.

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4.04	Tax-Related Covenants

(a)

Each Party covenants and agrees with and in favour of each other Party that it and any successor thereto will not, on or before the Effective Date, perform any act or enter into any transaction or permit any transaction within its control to occur that could reasonably be considered to interfere or be inconsistent with the Tax Rulings.

(b)

Each Party covenants and agrees with and in favour of each other Party that it will not (and that it will cause its Subsidiaries to not) take any actions, omit to take any action, or enter into any transaction that could cause the Arrangement or any related transaction to be taxed in a manner inconsistent with that provided for in the Tax Rulings without obtaining a supplementary tax ruling or an opinion of a nationally recognized law firm that such actions, omissions or transactions will not have such effect in respect of the Tax Rulings.

(c)

The Parties agree that Taxes and Tax matters, including the control of Tax-related proceedings, shall be governed by the Tax Matters Agreement to the extent specifically addressed in the Tax Matters Agreement, subject to the terms thereof. In the case of any conflict or inconsistency between this Agreement and the Tax Matters Agreement in relation to any matters addressed by the Tax Matters Agreement, the Tax Matters Agreement shall prevail. The provisions of Article 3 and Article 4 shall not apply to Taxes to the extent specifically addressed in the Tax Matters Agreement, subject to the terms thereof.

ARTICLE 5 – CONDITIONS

5.01	Conditions Precedent

The obligations of TC Energy to complete the transactions contemplated by this Agreement, and in particular to consummate the Arrangement, are subject to the satisfaction of the following conditions, which, except for the conditions listed in Section 5.03(b), may be waived by TC Energy without prejudice to its right to rely on any other condition in its favour:

(a)	the Interim Order shall have been obtained and shall not have been set aside;

(b)	the Pre-Arrangement Transactions shall have been completed;

(c)

the Arrangement Resolution shall have been approved by the requisite number of votes cast by TC Energy Shareholders at the Meeting in accordance with the provisions of the Interim Order and Applicable Laws;

(d)	the Final Order shall have been obtained and shall not have been set aside;

(e)

all material consents, orders, rulings, approvals, opinions and assurances, including regulatory, judicial, third party and advisor opinions, approvals and orders, required or necessary, in the sole discretion of TC Energy, for the completion of the Pre-Arrangement Transactions, the Arrangement, the transactions contemplated by this Agreement and the Tax Rulings shall have been obtained or received from the Persons having jurisdiction in the circumstances and all will be in full force and effect, and none of the consents, orders, rulings, approvals, opinions or assurances contemplated herein shall contain terms or conditions or require undertakings or security that are considered unsatisfactory or unacceptable by TC Energy, in its sole discretion;

(f)

no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of or relating to, the Arrangement and there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement, the Tax Rulings or the Rulings Applications and no cease trading or similar order with respect to any securities of any of the Parties shall have been issued and remain outstanding;

(g)

no law, regulation or policy shall have been proposed, enacted, promulgated or applied that interferes or is inconsistent with the completion of the Pre-Arrangement Transactions, the Arrangement or any of the other transactions contemplated by this Agreement or the Tax Rulings or the effective application of the Tax Rulings to the Arrangement, including any material change to the income tax Laws of Canada or the United States, or any province, state or territory thereof;

(h)

the Tax Rulings, having been issued by the CRA and IRS, respectively, shall remain in full force and effect and all of the transactions referred to in such Tax Rulings as occurring on or prior to the Effective Time will have occurred and all conditions or terms of such Tax Rulings shall have been satisfied;

(i)	TC Energy shall have received an opinion from White & Case LLP satisfactory to the board of directors of TC Energy, regarding certain U.S. federal income tax matters relating to the Arrangement;

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(j)

the TSX will have conditionally approved the listing thereon of the TC Energy Special Shares and TC Energy Arrangement Common Shares to be issued pursuant to the Arrangement and the South Bow Common Shares to be issued pursuant to the Arrangement and issuable under the South Bow Stock Option Plan, in each case, prior to the Effective Time and subject only to compliance with the usual requirements of the TSX;

(k)

the NYSE will have approved, subject to notice of issuance, the listing thereon of the TC Energy Special Shares and TC Energy Arrangement Common Shares to be issued pursuant to the Arrangement and the South Bow Common Shares to be issued pursuant to the Arrangement and issuable under the South Bow Stock Option Plan, in each case, prior to the Effective Time;

(I)	TC Energy, South Bow and, as applicable, SBPL, shall have entered into the Separation Agreement, the Transition Services Agreement, the Tax Matters Agreement and the Employee Matters Agreement;

(m)

TC Energy and South Bow shall each have been assigned an Investment Grade Rating by any two of S&P Global Ratings, Moody’s Investors Service, Inc. and Fitch Ratings Inc. and such ratings shall remain in effect as of the Effective Time;

(n)	there shall not have occurred a Material Adverse Effect of TC Energy, South Bow or SBPL; and

(o)	this Agreement shall not have been terminated pursuant to the provisions of Section 6.02.

5.02	Conditions to Obligation of Each Party

The obligation of each Party to complete the transactions contemplated by this Agreement is further subject to the conditions (which may be waived by such Party without prejudice to its right to rely on any other condition in its favour) that: (a) the covenants of each other Party to be performed on or before the Effective Date pursuant to the terms of this Agreement will have been duly performed in all material respects; and (b) except as set forth in this Agreement, the Plan of Arrangement, the Tax Rulings or the Rulings Applications, the representations and warranties of each other Party will be true and correct in all material respects as at the Effective Date, with the same effect as if such representations and warranties had been made at, and as of, such date.

5.03	Merger/Waiver of Conditions

(a)

Subject to Section 5.03(b), the conditions set out in Sections 5.01 and 5.02 will be conclusively deemed to have been satisfied, waived or released on the filing by TC Energy of Articles of Arrangement under the CBCA to give effect to the Plan of Arrangement.

(b)

Notwithstanding anything to the contrary contained herein, the conditions set out in Sections 5.01(a), (c), (d), (g), as it relates to the Tax Rulings, (h), (j), (k) and (m) may not be waived by TC Energy.

ARTICLE 6 – AMENDMENT AND TERMINATION

6.01	Amendment

This Agreement may, at any time and from time to time before and after the holding of the Meeting, but not later than the Effective Date, be amended by written agreement of the Parties without, subject to Applicable Law, further notice to or authorization on the part of their respective shareholders. Without limiting the generality of the foregoing, any such amendment may:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation contained herein or in any document to be delivered pursuant hereto;

(c)	except as otherwise provided herein, waive compliance with or modify any of the covenants contained herein or waive or modify performance of any of the obligations of the Parties; or

(d)	make such alterations, modifications or amendments to this Agreement as the Parties may consider necessary or desirable in connection with the Tax Rulings, the Interim Order or the Final Order.

6.02	Termination

This Agreement may, at any time before or after the holding of the Meeting but prior to the issue of the Certificate of Arrangement, be terminated by TC Energy in its sole discretion without the approval of TC Energy Shareholders, South Bow or SBPL and nothing expressed or implied herein or in the Plan of Arrangement shall be construed as fettering the absolute discretion of TC Energy to elect to terminate this Agreement and discontinue efforts to effect the Plan of Arrangement for whatever reason it may consider

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appropriate. Upon the termination of this Agreement pursuant to this Section 6.02, no Party will have any liability or further obligation to the other Parties or any other Person pursuant to this Agreement.

ARTICLE 7 – GENERAL

7.01	Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and delivered personally or by courier addressed to the recipient as follows:

To TC Energy:

TC Energy Corporation

450 – 1 Street S.W., Calgary, AB, Canada, T2P 5H1

Attention: Corporate Secretary

To South Bow:

South Bow Corporation

450 – 1 Street S.W., Calgary, AB, Canada, T2P 5H1

Attention: Corporate Secretary

To SBPL:

South Bow Pipelines Ltd.

450 – 1 Street S.W., Calgary, AB, Canada, T2P 5H1

Attention: Corporate Secretary

or such other address that a Party may, from time to time, advise the other Parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice will be deemed to be the date of actual delivery thereof.

7.02	Time of Essence

Time is of the essence of this Agreement.

7.03	Further Assurances

Each Party shall from time to time promptly execute and deliver or cause to be executed and delivered all such further documents and instruments and shall do or cause to be done all such further acts and things in connection with this Agreement that any other Party may require as being necessary or desirable in order to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement or any provision hereof.

7.04	Assignment

No Party may assign its rights or obligations under this Agreement without the prior written consent of the other Parties (which consent will not be unreasonably withheld, delayed or conditioned); provided that, a purchaser of all or substantially all of the assets of a Party shall be entitled to the rights and shall be bound by the obligations of such Party under this Agreement.

7.05	Binding Effect

This Agreement will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns and specific references to “successors” elsewhere in this Agreement will not be construed to be in derogation of the foregoing.

7.06	Waiver

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the Party granting the same.

7.07	Invalidity of Provisions

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under Applicable Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner with the objective that the transactions contemplated hereby are fulfilled to the fullest extent possible.

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7.08	Entire Agreement

Except as provided herein, this Agreement, together with the agreements and other documents herein or therein referred to, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect thereto.

7.09	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein without regard to conflicts of law principles. Each of the Parties agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Alberta, waives any objection which it may have now or later to the venue of that action or proceeding, irrevocably submits to the non-exclusive jurisdiction of those courts in that action or proceeding and agrees to be bound by any judgment of those courts.

7.10	Third Party Beneficiaries

Except as otherwise provided in Sections 7.04 and 7.05, this Agreement is not intended to confer on any Person other than the Parties any rights or remedies.

7.11	Counterparts

This Agreement may be executed in any number of original, facsimile or “pdf” counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement as of the date first written above.

TC ENERGY CORPORATION

Per:	(signed) “Christine R. Johnston”
Name:	Christine R. Johnston
Title:	Vice-President, Law and Corporate Secretary

Per:	(signed) “Annesley Wallace”
Name:	Annesley Wallace
Title:	Executive Vice-President, Strategy and Corporate Development and President, Power and Energy Solutions

SOUTH BOW CORPORATION

Per:	(signed) “P. Van R. Dafoe”
Name:	P. Van R. Dafoe
Title:	Senior Vice-President and Chief Financial Officer

Per:	(signed) “Richard J. Prior”
Name:	Richard J. Prior
Title:	Chief Operating Officer

SOUTH BOW PIPELINES LTD.

Per:	(signed) “P. Van R. Dafoe”
Name:	P. Van R. Dafoe
Title:	Senior Vice-President and Chief Financial Officer

Per:	(signed) “Richard J. Prior”
Name:	Richard J. Prior
Title:	Chief Operating Officer

[Signature Page – Arrangement Agreement]

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APPENDIX A

PLAN OF ARRANGEMENT UNDER SECTION 192 OF

THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms will have the respective meanings set out below and grammatical variations of such terms will have the corresponding meanings:

“Affiliate” means, when describing a relationship between two Persons, that either: (a) one of them is under the direct or indirect control of the other; or (b) each of them is directly or indirectly controlled by the same Person;

“arm’s length” has the meaning assigned by Section 251(1) of the Tax Act;

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations hereto made in accordance with the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order, provided that such amendments or variations are acceptable to TC Energy;

“Arrangement Agreement” means the arrangement agreement dated April 10, 2024 between TC Energy, South Bow and SBPL;

“Arrangement Resolution” means the special resolution of TC Energy Shareholders approving the Arrangement to be considered at the Meeting;

“Articles of Arrangement” means the articles of arrangement of TC Energy in respect of the Arrangement, required by Section 192(6) of the CBCA to be sent to the Director after the Final Order is made;

“Board” or “Board of Directors” means the board of directors of TC Energy;

“Business Day” means any day, other than a Saturday, Sunday or statutory or civic holiday in Alberta, when banks are generally open for the transaction of business in Calgary, Alberta;

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement;

“control” means, when applied to a relationship between two Persons, that a Person (the “first Person”) is considered to control another Person (the “second Person”) if: (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities, interests or contractual rights of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, or a majority of any other Persons who have the right to manage or supervise the management of the business and affairs of the second Person, unless that first Person holds the voting securities only to secure a debt or similar obligation; (b) the second Person is a partnership, other than a limited partnership, and the first Person, together with any Person controlled by the first Person, holds more than 50 per cent of the interests (measured by votes or by value) of the partnership; or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person or any Person controlled by the first Person, and the term “controlled” has a corresponding meaning;

“Court” means the Court of King’s Bench of Alberta;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Distribution Record Date” means the record date established by TC Energy for the Arrangement;

“Effective Date” means the effective date of the Arrangement, being the date shown on the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. (MDT) on the Effective Date, or such other time as TC Energy and South Bow agree to in writing before the Effective Date;

“Encumbrance” means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim or right of any third party which affects, by way of a conflicting ownership interest or otherwise, the right, title or interest in or to any particular property;

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“fair market value” means the highest price available in an open and unrestricted market between informed and prudent parties acting at arm’s length and under no compulsion to act, expressed in terms of cash;

“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA, in a form acceptable to TC Energy, approving the Arrangement, as such order may be amended or varied by the Court, provided that any such amendment or variation is acceptable to TC Energy, at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended (provided that any such amendment is acceptable to TC Energy) on appeal;

“FMV Reduction of a TC Energy Common Share” means the volume weighted average trading price of the TC Energy Common Shares on the TSX for the five trading days preceding (but, for greater certainty, not including) the Effective Date (or such other trading period that is acceptable to the TSX) minus the volume weighted average trading price of the TC Energy Common Shares on the TSX for the first five trading days commencing on (and, for greater certainty, including) the Effective Date (or such other trading period that is acceptable to the TSX);

“Former TC Energy Employee” means a Person who was previously a director, officer, manager or employee of TC Energy or an Affiliate thereof but is not, as of the Effective Time, a director, officer, manager or employee of TC Energy or an Affiliate thereof;

“Governmental Authority” means (a) any multinational, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; (c) any quasi-governmental or private body exercising any regulatory, self-regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange;

“Intended Tax Treatment” has the meaning ascribed thereto in Section 2.8 hereof;

“Interim Order” means the interim order of the Court pursuant to Section 192 of the CBCA providing for, among other things, the calling and holding of the Meeting, as such order may be amended or varied by the Court, provided that any such amendment or variation is acceptable to TC Energy;

“Meeting” means the annual and special meeting of TC Energy Shareholders (including any adjournment or postponement thereof) to, among other things, consider and, if deemed advisable, approve the Arrangement Resolution;

“New TC Energy Stock Options” means options to purchase TC Energy Common Shares issued pursuant to Section 2.3(f) hereof, with the exercise price of each such New TC Energy Stock Option determined in accordance with this Plan of Arrangement and the other terms and conditions thereof determined in accordance with the TC Energy Stock Option Plan and any agreements thereunder and including any adjustments thereto necessary to give effect to the intent of this Plan of Arrangement, as such plan or agreements may be amended by the Board or a committee thereof;

“Non-Transferred Employee Exchange Ratio” means the quotient of (a) the volume weighted average trading price of the TC Energy Common Shares on the TSX for the five trading days preceding (but, for greater certainty, not including) the Effective Date (or such other trading period that is acceptable to the TSX), divided by (b) the volume weighted average trading price of the TC Energy Common Shares on the TSX for the first five trading days commencing on (and, for greater certainty, including) the Effective Date (or such other trading period that is acceptable to the TSX);

“Non-Transferred Employees” means TC Energy Employees who are not Transferred Employees;

“NYSE” means the New York Stock Exchange;

“Person” is to be broadly interpreted and includes an individual, a corporation, a partnership, a trust, an unincorporated organization, a Governmental Authority, and the executors, administrators or other legal representatives of an individual in such capacity;

“Plan of Arrangement” means this plan of arrangement, including the exhibits hereto, as amended or varied from time to time in accordance with the Arrangement Agreement and the terms hereof or at the direction of the Court in the Final Order, provided that such amendments or variations are acceptable to TC Energy;

“Right” means a right to acquire a common share of a particular corporation issued pursuant to a shareholder rights plan adopted by such corporation;

“SBPL” means South Bow Pipelines Ltd., a corporation existing under the CBCA;

“SBPL Common Shares” means the common shares in the capital of SBPL;

“South Bow” means South Bow Corporation, a corporation existing under the CBCA;

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“South Bow Common Shares” means the common shares in the capital of South Bow;

“South Bow PSU” means a right granted by South Bow pursuant to Section 2.3(i) hereof to an eligible executive to receive the cash equivalent of a South Bow Common Share, with the terms and conditions thereof determined in accordance with the South Bow PSU Plan and any agreements thereunder and including any adjustments thereto necessary to give effect to the intent of this Plan of Arrangement, as such plan or agreements may be amended by the board of directors of South Bow or a committee thereof;

“South Bow PSU Plan” means the Performance Share Unit Plan of South Bow, adopted prior to the Effective Date;

“South Bow Redemption Amount” has the meaning ascribed thereto in Section 2.3(m) hereof;

“South Bow Redemption Note” has the meaning ascribed thereto in Section 2.3(m) hereof;

“South Bow RSU” means a right granted by South Bow pursuant to Section 2.3(h) hereof to a participant to receive the cash equivalent of a South Bow Common Share, with the terms and conditions thereof determined in accordance with the South Bow RSU Plan and any agreements thereunder and including any adjustments thereto necessary to give effect to the intent of this Plan of Arrangement, as such plan or agreements may be amended by the board of directors of South Bow or a committee thereof;

“South Bow RSU Plan” means the Restricted Share Unit Plan of South Bow, adopted prior to the Effective Date;

“South Bow Shareholder” means a holder of South Bow Common Shares at the applicable time;

“South Bow Shareholder Rights Plan” means the shareholder rights plan of South Bow, adopted prior to the Effective Date;

“South Bow Special Shares” means the non-voting, redeemable, retractable preferred shares in the capital of South Bow created pursuant to this Plan of Arrangement and having the rights, privileges, restrictions and conditions set out in Exhibit II to this Plan of Arrangement;

“South Bow Stock Option Plan” means the stock option plan of South Bow, adopted prior to the Effective Date;

“South Bow Stock Options” means options to purchase South Bow Common Shares issued pursuant to Section 2.3(g) hereof, with the exercise price of each such South Bow Stock Option determined in accordance with this Plan of Arrangement and the other terms and conditions thereof determined in accordance with the South Bow Stock Option Plan and any agreements thereunder and including any adjustments thereto necessary to give effect to the intent of this Plan of Arrangement, as such plan or agreements may be amended by the board of directors of South Bow or a committee thereof;

“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supplement);

“TC Energy” means TC Energy Corporation, a corporation existing under the CBCA;

“TC Energy Arrangement Common Shares” means the new class of common shares in the capital of TC Energy created pursuant to this Plan of Arrangement and having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

“TC Energy Common Shares” means the common shares in the capital of TC Energy (being, for greater certainty, the class of shares designated as “common shares” in the articles of TC Energy on the Effective Date);

“TC Energy DSU” means a right granted by TC Energy to an eligible director to receive, on a deferred payment basis, the cash equivalent of a TC Energy Common Share on the terms and conditions set out in the TC Energy DSU Plan, that is outstanding immediately prior to the Effective Time;

“TC Energy DSU Plan” means the Deferred Share Unit Plan of TC Energy;

“TC Energy Employees” means all directors, officers, managers and employees of TC Energy and its Affiliates, including directors, officers, managers and employees on disability leave, parental leave or other leave of absence, immediately prior to the Effective Time;

“TC Energy PSU” means a right granted by TC Energy to an eligible executive to receive the cash equivalent of a TC Energy Common Share on the terms and conditions set out in the TC Energy PSU Plan, that is outstanding immediately prior to the Effective Time. For greater certainty, references herein to “TC Energy PSUs” shall include TC Energy “executive share units” granted prior to such incentive securities being renamed “performance share units”;

“TC Energy PSU Plan” means the Performance Share Unit Plan of TC Energy, which was previously named the Executive Share Unit Plan of TC Energy;

“TC Energy Redemption Amount” has the meaning ascribed thereto in Section 2.3(l) hereof;

“TC Energy Redemption Note” has the meaning ascribed thereto in Section 2.3(l) hereof;

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“TC Energy RSU” means a right granted by TC Energy to a participant to receive the cash equivalent of a TC Energy Common Share on the terms and conditions set out in the TC Energy RSU Plan, that is outstanding immediately prior to the Effective Time;

“TC Energy RSU Plan” means, for TC Energy RSUs granted on or after February 13, 2023, the Restricted Share Unit Plan of TC Energy amended and effective February 13, 2023, and for TC Energy RSUs granted prior to February 13, 2023, the Restricted Share Unit Plan of TC Energy amended and restated February 14, 2022;

“TC Energy Shareholder” means a holder of TC Energy Common Shares at the applicable time;

“TC Energy Shareholder Rights Plan” means the shareholder rights plan of TC Energy;

“TC Energy Special Shares” means the non-voting, redeemable, retractable preferred shares in the capital of TC Energy created pursuant to this Plan of Arrangement and having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

“TC Energy Stock Option” means an option to purchase a TC Energy Common Share at a particular exercise price pursuant to the TC Energy Stock Option Plan, that is outstanding immediately prior to the Effective Time;

“TC Energy Stock Option Plan” means the stock option plan of TC Energy;

“trading day” means a day, other than a Saturday or a Sunday, when the TSX is open for trading;

“trading price” means, in relation to the TC Energy Common Shares or the South Bow Common Shares, the trading price of the TC Energy Common Shares or the South Bow Common Shares, as the case may be, on the TSX for the applicable period. For greater certainty: (a) in the case of the South Bow Common Shares, such trading price may be determined by reference to trading on an “if, as and when issued” basis; and (b) in the case of the TC Energy Common Shares, such trading price may be determined by reference to trading on a “due bill” basis;

“Transfer Agent” means the transfer agent for the TC Energy Common Shares or the South Bow Common Shares, as applicable;

“Transferred Employee Exchange Ratio” means the quotient of (a) the volume weighted average trading price of the TC Energy Common Shares on the TSX for the five trading days preceding (but, for greater certainty, not including) the Effective Date (or such other trading period that is acceptable to the TSX), divided by (b) the volume weighted average trading price of the South Bow Common Shares on the TSX for the first five trading days commencing on (and, for greater certainty, including) the Effective Date (or such other trading period that is acceptable to the TSX);

“Transferred Employees” means each TC Energy Employee who accepts an offer of employment from South Bow or an Affiliate thereof, effective prior to or as of the Effective Time;

“Transferred Property” means all of the issued and outstanding SBPL Common Shares held by TC Energy immediately prior to the Effective Time;

“TSX” means the Toronto Stock Exchange;

“U.S. Code” means the Internal Revenue Code of 1986 (United States), as amended; and

“U.S. Treasury Regulations” means the final, temporary or proposed U.S. federal income tax regulations promulgated under the U.S. Code, as such tax regulations may be amended from time to time.

1.2	Construction

In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a)

the division of this Plan of Arrangement into Articles, Sections and Subsections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b)

the words “hereunder”, “hereof” and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or Subsection and references to “Articles”, “Sections” and “Subsections” are to Articles, Sections and Subsections of this Plan of Arrangement;

(c)	words importing the singular include the plural and vice versa, and words importing any gender include all genders;

(d)	the word “including” means “including without limiting the generality of the foregoing”;

(e)

a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation;

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(f)	a reference to any agreement or contract is to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms thereof;

(g)	if any date on which any action is required to be taken under this Plan of Arrangement is not a Business Day, such action will be required to be taken on the next succeeding Business Day; and

(h)	a reference to a Person includes such Person’s heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns.

1.3	Time

Time will be of the essence in every matter or action contemplated hereunder.

1.4	Exhibits

The following Exhibits are attached to this Plan of Arrangement and form part hereof:

Exhibit I – Initial Amendment to the Articles of TC Energy Corporation

Exhibit II – Initial Amendment to the Articles of South Bow Corporation

Exhibit III – Other Provisions of the Articles of South Bow Corporation

Exhibit IV – By-Law Number 1 of South Bow Corporation

Exhibit V – Subsequent Amendment to the Articles of South Bow Corporation

Exhibit VI – Subsequent Amendment to the Articles of TC Energy Corporation

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms part of, the Arrangement Agreement.

2.2	Binding Effect

Upon the issuance of the Certificate of Arrangement, this Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on: (a) TC Energy; (b) South Bow; (c) SBPL; (d) TC Energy Shareholders; (e) holders of TC Energy Stock Options; (f) holders of TC Energy DSUs; (g) holders of TC Energy PSUs; and (h) holders of TC Energy RSUs.

2.3	Effective Time

Commencing at the Effective Time, the following events, matters and transactions will occur and will be deemed to occur in the following sequence, without any further act, authorization or formality, and with each event, matter or transaction occurring and being deemed to occur immediately after the occurrence of the immediately preceding event, matter or transaction:

(a)	the terms of the TC Energy Shareholder Rights Plan will be waived to the extent required to facilitate the completion of the transactions contemplated by this Plan of Arrangement;

(b)	the articles of TC Energy will be amended to create and authorize the issuance of (in addition to the shares it is authorized to issue immediately before such amendment):

(i)	an unlimited number of TC Energy Arrangement Common Shares; and

(ii)	an unlimited number of TC Energy Special Shares,

each new class having the rights, privileges, restrictions and conditions set out in Exhibit I to this Plan of Arrangement;

(c)	the articles of South Bow will be amended to:

(i)	provide that South Bow shall have a minimum of seven and a maximum of fifteen directors;

(ii)	replace, in their entirety, the rights, privileges, restrictions and conditions currently attached to the South Bow Common Shares with those set out in Exhibit II to this Plan of Arrangement;

(iii)

change the designation of the existing preferred shares of South Bow from “Preferred Shares” to “First Preferred Shares” and replace, in their entirety, the rights, privileges, restrictions and conditions attached thereto with those set out in Exhibit II to this Plan of Arrangement;

(iv)	create and authorize the issuance of (in addition to the shares it is authorized to issue immediately before such amendment):

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(A)	an unlimited number of South Bow Special Shares; and

(B)	Second Preferred Shares in an amount not to exceed that provided for in the terms thereof,

each new class having the rights, privileges, restrictions and conditions set out in Exhibit II to this Plan of Arrangement;

(v)	replace, in their entirety, the other provisions currently forming part of the articles of South Bow with those set out in Exhibit III to this Plan of Arrangement;

(d)

pursuant to a reorganization of the capital of TC Energy, each TC Energy Common Share outstanding immediately prior to the Effective Time will be exchanged into one TC Energy Arrangement Common Share and one TC Energy Special Share in accordance with Section 86(1) of the Tax Act, and in respect of such transactions:

(i)

the aggregate addition to the stated capital accounts of the TC Energy Arrangement Common Shares and the TC Energy Special Shares issued by TC Energy pursuant to this Section 2.3(d) will equal the “paid-up capital” (for purposes of the Tax Act) of the TC Energy Common Shares immediately before the event described in this Section 2.3(d). Such addition to the stated capital accounts will be allocated between the TC Energy Arrangement Common Shares and TC Energy Special Shares based on the proportion that the fair market value of the TC Energy Arrangement Common Shares and the TC Energy Special Shares, as the case may be, is of the aggregate fair market value of all of the TC Energy Arrangement Common Shares and TC Energy Special Shares issued pursuant to this Section 2.3(d);

(ii)

the only consideration such TC Energy Shareholders will receive for the disposition of their TC Energy Common Shares will be the applicable TC Energy Arrangement Common Shares and TC Energy Special Shares;

(iii)	the TC Energy Common Shares so exchanged will be cancelled;

(iv)

the TC Energy Arrangement Common Shares and TC Energy Special Shares will, outside of and not as part of this Plan of Arrangement, continue without interruption to be listed for trading on the TSX and the NYSE (subject to standard post-closing listing conditions imposed by the TSX and the NYSE, respectively, in similar circumstances) and, for greater certainty, such listing on the TSX and the NYSE will occur before the transfer of the Transferred Property by TC Energy to South Bow pursuant to Section 2.3(k);

(e)	the South Bow Stock Option Plan and South Bow Shareholder Rights Plan will come into force;

(f)

each Non-Transferred Employee and Former TC Energy Employee who holds TC Energy Stock Options shall exchange such TC Energy Stock Options for a number of New TC Energy Stock Options equal to the number of TC Energy Stock Options so exchanged by such Non-Transferred Employee or Former TC Energy Employee, as the case may be, and in respect of such transactions:

(i)

the only consideration such Non-Transferred Employee or Former TC Energy Employee, as the case may be, will receive for the exchange of their TC Energy Stock Options will be the applicable New TC Energy Stock Options, with such exchange being subject to Section 2.4;

(ii)	the TC Energy Stock Options so exchanged will be cancelled; and

(iii)	the New TC Energy Stock Options will not be exercisable until after the completion of this Plan of Arrangement;

(g)

each Transferred Employee who holds TC Energy Stock Options shall exchange such TC Energy Stock Options for a number of South Bow Stock Options equal to the number of TC Energy Stock Options so exchanged by such Transferred Employee multiplied by the Transferred Employee Exchange Ratio (rounded down to the nearest whole number), and in respect of such transactions:

(i)

the only consideration such Transferred Employee will receive for the exchange of their TC Energy Stock Options will be the applicable South Bow Stock Options, with such exchange being subject to Section 2.4;

(ii)	the TC Energy Stock Options so exchanged will be cancelled; and

(iii)	the South Bow Stock Options will not be exercisable until after the completion of this Plan of Arrangement;

(h)

each Transferred Employee who holds TC Energy RSUs shall dispose of such TC Energy RSUs and South Bow shall grant to such Transferred Employee a number of South Bow RSUs equal to the number of TC Energy RSUs so disposed

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of, multiplied by the Transferred Employee Exchange Ratio (rounded down to the nearest whole number), and in respect of such transactions:

(i)	the only consideration such Transferred Employee will receive for the disposition of their TC Energy RSUs will be the applicable South Bow RSUs, with such exchange being subject to Section 2.5; and

(ii)	the TC Energy RSUs so disposed of will be cancelled;

(i)

each Transferred Employee who holds TC Energy PSUs shall dispose of such TC Energy PSUs and South Bow shall grant to such Transferred Employee a number of South Bow PSUs equal to the number of TC Energy PSUs so disposed of, multiplied by the Transferred Employee Exchange Ratio (rounded down to the nearest whole number), and in respect of such transactions:

(i)	the only consideration such Transferred Employee will receive for the disposition of their TC Energy PSUs will be the applicable South Bow PSUs, with such exchange being subject to Section 2.5; and

(ii)	the TC Energy PSUs so disposed of will be cancelled;

(j)

each holder of TC Energy Special Shares will transfer to South Bow, with good and marketable title thereto and free and clear of all Encumbrances, all of the TC Energy Special Shares held thereby in consideration for the issuance by South Bow to such Person of that number of South Bow Common Shares as is equal to 0.2 multiplied by the number of TC Energy Common Shares held by such Person immediately before the Effective Time, in accordance with Section 85.1(1) of the Tax Act, and in respect of such transactions:

(i)	the only consideration such Person will receive for the disposition of their TC Energy Special Shares will be the applicable South Bow Common Shares;

(ii)

South Bow will add to the stated capital account maintained by South Bow for the South Bow Common Shares an amount that will not exceed the aggregate “paid-up capital” (for purposes of the Tax Act) of the TC Energy Special Shares so transferred to South Bow as of immediately before the event described in this Section 2.3(j);

(iii)

the South Bow Common Shares will, outside of and not as part of this Plan of Arrangement, be listed for trading on the TSX and the NYSE (subject to standard post-closing listing conditions imposed by the TSX and the NYSE, respectively, in similar circumstances) and, for greater certainty, such listing on the TSX and the NYSE will occur before the transfer of the Transferred Property by TC Energy to South Bow pursuant to Section 2.3(k);

(iv)	no Section 85 election(s) will be filed in respect of the transfer described in this Section 2.3(j); and

(v)

immediately following the issuance of the South Bow Common Shares pursuant to this Section 2.3(j), provided that the South Bow Shareholder Rights Plan has been approved by the requisite majority of TC Energy Shareholders at the Meeting, a Right will be issued by South Bow in respect of each such South Bow Common Share pursuant to the South Bow Shareholder Rights Plan;

(k)

TC Energy will transfer the Transferred Property, with good and marketable title thereto and free and clear of all Encumbrances, to South Bow in consideration for the issuance by South Bow to TC Energy of 100 South Bow Special Shares, and in respect of such transactions:

(i)

TC Energy will jointly elect with South Bow, in the prescribed form and within the time allowed by Section 85(6) of the Tax Act, to have the provisions of Section 85(1) of the Tax Act apply to the transfer of the Transferred Property. The agreed amount will be an amount equal to the aggregate adjusted cost base of the Transferred Property to TC Energy at the time of the transfer thereof pursuant to this Section 2.3(k);

(ii)

the amount added to the stated capital in respect of the South Bow Special Shares issued as consideration for the transfer of the Transferred Property will equal the amount TC Energy and South Bow agree to in their election referred to in Section 2.3(k)(i); and

(iii)

the net fair market value of the Transferred Property received by South Bow will be equal to or approximate that proportion of the net fair market value of all property owned by TC Energy immediately before the transfer of the Transferred Property pursuant to this Section 2.3(k) that:

(A)	the aggregate fair market value of the TC Energy Special Shares owned by South Bow immediately before such transfer, is of

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(B)	the aggregate fair market value of all the issued and outstanding shares of TC Energy immediately before such transfer;

(l)

TC Energy (i) will redeem for cancellation all of the TC Energy Special Shares held by South Bow for an amount equal to the redemption amount (as determined pursuant to the articles of TC Energy) of such TC Energy Special Shares (the “TC Energy Redemption Amount”) and will issue to South Bow a non-interest bearing demand promissory note in a principal amount equal to the TC Energy Redemption Amount (the “TC Energy Redemption Note”) in full and absolute payment, satisfaction and discharge of the TC Energy Redemption Amount; and (ii) shall, to the extent permitted under the Tax Act, be deemed to have designated and provided notice, pursuant to Section 89(14) of the Tax Act, the full amount of the dividend, if any, that will be deemed under Section 84(3) of the Tax Act to be paid by it to South Bow upon the redemption of the TC Energy Special Shares in this Section 2.3(l), to be an eligible dividend;

(m)

South Bow (i) will redeem for cancellation all of the South Bow Special Shares held by TC Energy for an amount equal to the redemption amount (as determined pursuant to the articles of South Bow) of such South Bow Special Shares (the “South Bow Redemption Amount”) and will issue to TC Energy a non-interest bearing demand promissory note in a principal amount equal to the South Bow Redemption Amount (the “South Bow Redemption Note”) in full and absolute payment, satisfaction and discharge of the South Bow Redemption Amount; and (ii) shall, to the extent permitted under the Tax Act, be deemed to have designated and provided notice, pursuant to Section 89(14) of the Tax Act the full amount of the dividend, if any, that will be deemed under Section 84(3) of the Tax Act to be paid by it to TC Energy upon the redemption of the South Bow Special Shares in this Section 2.3(m) to be an eligible dividend;

(n)

TC Energy will pay the principal amount of the TC Energy Redemption Note by transferring to South Bow the South Bow Redemption Note, and the South Bow Redemption Note will be accepted by South Bow in full and absolute payment, satisfaction and discharge of TC Energy’s obligations under the TC Energy Redemption Note. Simultaneously, South Bow will pay the principal amount of the South Bow Redemption Note by transferring to TC Energy the TC Energy Redemption Note, and the TC Energy Redemption Note will be accepted by TC Energy in full and absolute payment, satisfaction and discharge of South Bow’s obligations under the South Bow Redemption Note. The TC Energy Redemption Note and the South Bow Redemption Note will thereupon be cancelled;

(o)

the articles of South Bow will be amended to remove the South Bow Special Shares from the authorized capital of South Bow (and to remove all references to the South Bow Special Shares), such that, following such amendment, South Bow’s authorized capital will be as set out in Exhibit V to this Plan of Arrangement;

(p)

the existing by-laws of South Bow will be repealed and replaced with the by-laws set out in Exhibit III to this Plan of Arrangement, and such by-laws will be deemed to have been confirmed by the South Bow Shareholders;

(q)

the directors of South Bow will be: Hal Kvisle, Chansoo Joung, George Lewis, Leonard Mallett, Bob Phillips, Sonya Reed, Shannon Ryhorchuk, Mary Pat Salomone, Frances Vallejo, Bevin Wirzba and Don Wishart;

(r)

the directors of South Bow will have the authority to appoint one or more additional directors of South Bow, who will hold office for a term expiring not later than the close of the first annual meeting of South Bow Shareholders following the Effective Date, but the total number of directors so appointed may not exceed one third of the number of Persons who become directors of South Bow as contemplated by Section 2.3(q);

(s)

KPMG LLP will be the initial auditor of South Bow, to hold office until the close of the first annual meeting of South Bow Shareholders following the Effective Date, or until KPMG LLP resigns as contemplated by Section 164 of the CBCA or is removed from office as contemplated by Section 165 of the CBCA, and the directors of South Bow will be authorized to fix their remuneration;

(t)

pursuant to the terms of the TC Energy Arrangement Common Shares, each holder of TC Energy Arrangement Common Shares will exchange each TC Energy Arrangement Common Share held thereby for one TC Energy Common Share in accordance with Section 51(1) of the Tax Act, and in respect of such transactions:

(i)

the aggregate addition to the stated capital accounts of the TC Energy Common Shares issued by TC Energy pursuant to this Section 2.3(t) will equal the “paid-up capital” (for purposes of the Tax Act) of the TC Energy Arrangement Common Shares immediately before the event described in this Section 2.3(t);

(ii)	the only consideration such TC Energy Shareholders will receive for the disposition of their TC Energy Arrangement Common Shares will be the applicable TC Energy Common Shares;

(iii)	the TC Energy Arrangement Common Shares so exchanged will be cancelled;

(iv)	no Section 85 election(s) will be filed in respect of the transfer described in this Section 2.3(t); and

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(v)	the TC Energy Common Shares will, outside of and not as part of this Plan of Arrangement, continue without interruption to be listed for trading on the TSX and the NYSE;

(u)

immediately following the issuance of TC Energy Common Shares pursuant to the exchange contemplated by Section 2.3(t), a Right will be issued by TC Energy in respect of each such TC Energy Common Share pursuant to the TC Energy Shareholder Rights Plan;

(v)

the articles of TC Energy will be amended to remove the TC Energy Special Shares and TC Energy Arrangement Common Shares from the authorized capital of TC Energy (and to remove all references to the TC Energy Special Shares and TC Energy Arrangement Common Shares), such that, following such amendment, TC Energy’s authorized capital will be as set out in Exhibit VI to this Plan of Arrangement.

2.4	Effect on Options

(a)

For purposes of the exchange of TC Energy Stock Options for New TC Energy Stock Options pursuant to Section 2.3(f), the exercise price of each such New TC Energy Stock Option will be equal to the original exercise price of the TC Energy Stock Option exchanged therefor less the FMV Reduction of a TC Energy Common Share (rounded up to the nearest whole cent).

(b)

For purposes of the exchange of TC Energy Stock Options for South Bow Stock Options pursuant to Section 2.3(g), the exercise price of each such South Bow Stock Option will be equal to the original exercise price of the TC Energy Stock Option exchanged therefor divided by the Transferred Employee Exchange Ratio (rounded up to the nearest whole cent).

(c)

Except as provided for in this Section 2.4, the terms and conditions of each New TC Energy Stock Option granted in exchange for a TC Energy Stock Option shall be substantially similar to the terms and conditions of such TC Energy Stock Option, including in respect of such option’s term and termination conditions.

(d)

Except as provided for in this Section 2.4, the terms and conditions of each South Bow Stock Option granted in exchange for a TC Energy Stock Option shall be substantially similar to the terms and conditions of such TC Energy Stock Option, including in respect of such option’s term and termination conditions.

(e)

The exchange of the TC Energy Stock Options described in Sections 2.3(f) and 2.3(g) is intended to be effected in a manner that complies with Section 409A of the U.S. Internal Revenue Code of 1986, as amended.

2.5	Effect on TC Energy RSUs, TC Energy PSUs and TC Energy DSUs

(a)

With respect to each Non-Transferred Employee and Former TC Energy Employee, such Person’s holding of TC Energy RSUs will be adjusted such that, following completion of the Arrangement, the aggregate number of TC Energy RSUs held by such Person shall be equal to (i) the number of TC Energy RSUs held by such Person as of immediately prior to the Effective Time, multiplied by (ii) the Non-Transferred Employee Exchange Ratio.

(b)

With respect to each Non-Transferred Employee and Former TC Energy Employee, such Person’s holding of TC Energy PSUs will be adjusted such that, following completion of the Arrangement, the aggregate number of TC Energy PSUs held by such Person shall be equal to (i) the number of TC Energy PSUs held by such Person as of immediately prior to the Effective Time, multiplied by (ii) the Non-Transferred Employee Exchange Ratio.

(c)

Each holder of TC Energy DSUs shall have their holding of TC Energy DSUs adjusted such that, following completion of the Arrangement, the aggregate number of TC Energy DSUs held by such Person shall be equal to (i) the number of TC Energy DSUs held by such Person as of immediately prior to the Effective Time, multiplied by (ii) the Non-Transferred Employee Exchange Ratio.

2.6	Registers of Holders

(a)

Upon the exchange of the TC Energy Common Shares pursuant to Section 2.3(d), the name of each registered TC Energy Shareholder will be deemed to be removed from the register of holders of TC Energy Common Shares and will be deemed to be added to the registers of holders of TC Energy Arrangement Common Shares and TC Energy Special Shares.

(b)

Upon the transfer of the TC Energy Special Shares pursuant to Section 2.3(j): (i) the name of each registered TC Energy Shareholder will be deemed to be removed from the register of holders of TC Energy Special Shares and will be deemed to be added to the register of holders of South Bow Common Shares; and (ii) South Bow will be deemed to be recorded as the registered holder of the TC Energy Special Shares on the register of holders of TC Energy Special Shares and will be deemed to be the legal and beneficial owner thereof.

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(c)

Upon the transfer of the Transferred Property pursuant to Section 2.3(k): (i) TC Energy will be deemed to be removed from the register of holders of SBPL Common Shares and will be deemed to be added to the register of holders of South Bow Special Shares; and (ii) South Bow will be deemed to be recorded as the registered holder of the SBPL Common Shares on the register of holders of SBPL Common Shares and will be deemed to be the legal and beneficial owner thereof.

(d)	Upon the redemption of the TC Energy Special Shares pursuant to Section 2.3(l), South Bow will be deemed to be removed from the register of holders of TC Energy Special Shares.

(e)	Upon the redemption of the South Bow Special Shares pursuant to Section 2.3(m), TC Energy will be deemed to be removed from the register of holders of South Bow Special Shares.

(f)

Upon the exchange of the TC Energy Arrangement Common Shares pursuant to Section 2.3(t), the name of each registered TC Energy Shareholder will be deemed to be removed from the register of holders of TC Energy Arrangement Common Shares and will be deemed to be added to the register of holders of TC Energy Common Shares.

2.7	Deemed Fully Paid and Non-Assessable Shares

All TC Energy Common Shares, TC Energy Arrangement Common Shares, TC Energy Special Shares, South Bow Common Shares and South Bow Special Shares issued pursuant hereto will be deemed to be or have been validly issued and outstanding as fully paid and non-assessable shares for all purposes of the CBCA.

2.8	Intended Tax Treatment

Each of TC Energy and South Bow intends that, for U.S. federal (and applicable state and local) income tax purposes, (a) the transactions contemplated by this Plan of Arrangement constitute a transaction (i) that qualifies as a “reorganization” within the meaning Section 368(a)(1)(D) of the U.S. Code, and the U.S. Treasury Regulations promulgated thereunder, and (ii) described in Section 355 of the U.S. Code (the “Intended Tax Treatment”); and (b) this Plan of Arrangement constitute a “plan of a reorganization” within the meaning of U.S. Treasury Regulations Section 1.368-2(g) and 1.368-3(a) for purposes of Section 368 of the U.S. Code. Each of TC Energy and South Bow agrees, and shall cause its Affiliates, to file and retain such information as shall be required under U.S. Treasury Regulations Section 1.368-3, and agrees to file all tax returns on a basis consistent with the Intended Tax Treatment and not otherwise to take any position or action inconsistent with the Intended Tax Treatment unless otherwise required as a result of a “determination” within the meaning of Section 1313(a) of the U.S. Code (or any similar provision of applicable state, local or non-U.S. tax law).

ARTICLE 3

CERTIFICATES AND PAYMENTS

3.1	Entitlement to Share Certificates

(a)

As soon as practicable after the Effective Date, South Bow will issue and deliver, or cause its Transfer Agent to issue and deliver, to each TC Energy Shareholder of record as of the Distribution Record Date, certificates representing the South Bow Common Shares to which such holder is entitled pursuant to the Arrangement.

(b)

Following the Distribution Record Date, certificates representing TC Energy Common Shares will be deemed for all purposes to be certificates representing only the TC Energy Common Shares issued to TC Energy Shareholders pursuant to Section 2.3(t) hereof and, accordingly, no new certificates will be issued representing such TC Energy Common Shares.

(c)	No certificates will be issued for shares that are issued and subsequently cancelled in accordance with the provisions of this Plan of Arrangement.

(d)

For the purposes of this Plan of Arrangement, any reference to a “certificate” shall include evidence of registered ownership of the applicable shares in an electronic book-based system maintained by the applicable Transfer Agent and the provisions of this Plan of Arrangement shall be read and construed (and where applicable, modified) to give effect to such interpretation.

3.2	Fractional Shares

No certificates representing fractional South Bow Common Shares arising from the Arrangement shall be issued to TC Energy Shareholders pursuant to the Arrangement and no dividend, stock split or other change in the capital structure of South Bow shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to exercise any rights as a security holder of South Bow. South Bow shall deposit with the Transfer Agent the fractional South Bow Common Shares issuable pursuant to the Arrangement for the benefit of the holders of such fractional South Bow Common Shares. Each Person otherwise entitled to a fractional

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interest in a South Bow Common Share will be entitled to receive a cash payment equal to such Person’s pro rata allocation of the net proceeds, after brokerage commissions and expenses, received by the Transfer Agent upon the sale, on behalf of all such Persons, of whole South Bow Common Shares representing an accumulation of all such fractional interests in South Bow Common Shares, without any interest thereon. The Transfer Agent will facilitate the sale of such South Bow Common Shares on the TSX as soon as reasonably practicable following the Effective Date. The aggregate net proceeds, after brokerage commissions and expenses, of such sale will be distributed by the Transfer Agent, pro rata in relation to their respective fractions, among Persons otherwise entitled to receive fractional interests in South Bow Common Shares pursuant to the Arrangement, without any interest thereon. In effecting the sale of any such South Bow Common Shares, the Transfer Agent will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. TC Energy, South Bow and the Transfer Agent will not be liable for any loss arising out of any such sale of South Bow Common Shares.

3.3	Lost Certificates

If any certificate which, immediately prior to the Effective Time, represented an interest in outstanding TC Energy Common Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to have been lost, stolen or destroyed, the Transfer Agent will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The Person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of TC Energy, South Bow and the Transfer Agent, which bond shall be in form and substance satisfactory to each of TC Energy, South Bow and the Transfer Agent, or shall otherwise indemnify TC Energy, South Bow and the Transfer Agent against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

3.4	Withholding Rights

TC Energy and South Bow will be entitled to deduct and withhold from amounts payable under this Plan of Arrangement to any Person, such amounts as TC Energy and South Bow, respectively, are required or permitted to deduct and withhold with respect to such payment under the Tax Act or any provision of any applicable federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the Person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

3.5	Restatement of Articles

Outside of and not as part of this Plan of Arrangement, the articles of TC Energy will be restated to reflect the amendments in this Plan of Arrangement and the restated articles of TC Energy will be filed with the Director pursuant to Section 180 of the CBCA. Outside of and not as part of this Plan of Arrangement, the articles of South Bow will be restated to reflect the amendments in this Plan of Arrangement and the restated articles of South Bow will be filed with the Director pursuant to Section 180 of the CBCA.

ARTICLE 4

AMENDMENTS

4.1	Amendments to Plan of Arrangement

(a)

Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by TC Energy at any time prior to or at the Meeting with or without any other prior notice or communication and, if so proposed and accepted by the requisite majority of TC Energy Shareholders at the Meeting, will become part of this Plan of Arrangement for all purposes.

(b)

Following the Meeting, this Plan of Arrangement may be amended, modified or supplemented unilaterally by TC Energy, provided that each such amendment, modification or supplement is approved by the Court and communicated to any Persons in the manner required by the Court.

(c)

Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the Meeting will be effective only if it is consented to by TC Energy and, if required by the Court, is consented to by or communicated to the TC Energy Shareholders in the manner directed by the Court.

(d)

Notwithstanding Section 4.1(b), any amendment, modification or supplement to this Plan of Arrangement may be made following the granting of the Final Order unilaterally by TC Energy, provided that it concerns a matter which, in the reasonable opinion of TC Energy, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial interests of any holder of TC Energy Common Shares or South Bow Common Shares.

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ARTICLE 5

FURTHER ASSURANCES

5.1	Further Assurances

Notwithstanding that the transactions and events set out herein will occur and will be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

ARTICLE 6

TERMINATION

6.1	Termination

Notwithstanding any prior approvals by the Court or by TC Energy Shareholders, the Board of Directors may decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the issuance of the Certificate of Arrangement, without further approval of the Court or the TC Energy Shareholders.

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EXHIBIT I

INITIAL AMENDMENT TO THE ARTICLES OF TC ENERGY CORPORATION

A.	COMMON SHARES

The common shares of the Corporation shall entitle the holders thereof to one vote at all meetings of shareholders, except meetings at which only holders of another specified class of shares are entitled to vote, and shall, subject to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares and the Second Preferred Shares, whether as a class or a series, and to any other class or series of shares of the Corporation which rank prior to the common shares, entitle the holders thereof to receive (a) dividends if, as and when declared by the Board of Directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amount and payable at such times and at such place or places as the Board of Directors may from time to time determine and (b) the remaining property of the Corporation upon a dissolution.

B.	ARRANGEMENT COMMON SHARES

The Arrangement Common Shares of the Corporation shall entitle the holders thereof to vote, on the basis of two votes per Arrangement Common Share, at all meetings of shareholders, except meetings at which only holders of another specified class of shares are entitled to vote, and shall, subject to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares, the Second Preferred Shares and the Special Shares, whether as a class or a series, and to any other class or series of shares of the Corporation which rank prior to the Arrangement Common Shares, entitle the holders thereof to receive (a) dividends if, as and when declared by the Board of Directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amount and payable at such times and at such place or places as the Board of Directors may from time to time determine and (b) the remaining property of the Corporation upon a dissolution. Any holder of Arrangement Common Shares shall be entitled to convert, on a share for share basis, the whole or any part of the Arrangement Common Shares held thereby into common shares of the Corporation.

C.	FIRST PREFERRED SHARES

The First Preferred Shares shall, as a class, carry and be subject to the rights, privileges, restrictions and conditions hereinafter set forth:

Issue In Series

1.

The directors of the Corporation may at any time and from time to time issue the First Preferred Shares in one or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors.

Provisions Attaching to the First Preferred Shares

2.

The First Preferred Shares of any series may have attached thereto rights, privileges, restrictions and conditions whether with regard to dividends (which, in the case of fixed dividends, shall in all cases be cumulative), voting, the right to convert such shares into common shares or otherwise including, without limiting the generality of the foregoing, the following kinds of rights, privileges, restrictions and conditions, namely with respect to: (a) the redemption and purchase of First Preferred Shares by the Corporation; (b) sinking funds or funds for purchase or redemption of First Preferred Shares; (c) payment of dividends on any other shares of the Corporation; (d) redemption, purchase or payment off of any shares of the Corporation or any subsidiary of the Corporation; (e) the exercise by the Corporation of any election open to it to make any payments of corporation, income or other taxes; (f) subdivision, consolidation or reclassification of any shares of the Corporation; (g) borrowing by the Corporation or any subsidiary of the Corporation; (h) the creation or issue of any debt or equity securities by the Corporation or any subsidiary of the Corporation including the issue of any First Preferred Shares in addition to the First Preferred Shares at any time outstanding; (i) reduction of capital by the Corporation or any subsidiary of the Corporation; (j) retirement of notes, bonds or debentures or other indebtedness of the Corporation or any subsidiary of the Corporation; (k) conduct of the business of the Corporation or investment of its funds; (l) meetings of the holders of the First Preferred Shares; and (m) the right of holders of First Preferred Shares to convert or exchange such shares into shares of any class of the Corporation or into or for any other securities of the Corporation or into or for shares or securities of any other company.

Directors’ Resolutions

3.

The directors of the Corporation may, subject as hereinafter provided, by resolution fix from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to the First Preferred Shares of each series.

Return of Capital

4.

When any fixed cumulative dividends or amounts payable on a return of capital are not paid in full, the First Preferred Shares of all series shall participate rateably with all preferred shares, if any, which rank on a parity with the First Preferred Shares with respect to payment of dividends, in respect of such dividends, including accumulations, if any, in accordance with the sums

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which would be payable on the First Preferred Shares and such other preferred shares if all such dividends were declared and paid in full in accordance with their terms, and the First Preferred Shares shall participate rateably with all preferred shares, if any, which rank on a parity with the First Preferred Shares with respect to repayment of capital, in respect of any return of capital in accordance with the sums which would be payable on the First Preferred Shares and such other preferred shares on such return of capital if all sums so payable were paid in full in accordance with their terms.

Preferences

5.

The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series, and shall be entitled to preference with respect to payment of dividends over the common shares and over any other shares ranking junior to the First Preferred Shares with respect to payment of dividends and shall be entitled to preference with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs over the common shares and over any other shares ranking junior to the First Preferred Shares with respect to repayment of capital and may also be given such other preferences not inconsistent with the provisions hereof over the common shares and over any other shares ranking junior to the First Preferred Shares in any respect as may be determined in the case of each series of First Preferred Shares authorized to be issued.

Purchase for Cancellation

6.

Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series of First Preferred Shares, the Corporation may at any time or times purchase for cancellation (if obtainable) out of capital or otherwise the whole or any part of the First Preferred Shares of any one or more series outstanding from time to time in the market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of the said series of First Preferred Shares outstanding at the lowest price or prices at which in the opinion of the directors such shares are obtainable but not exceeding the price at which, at the date of purchase, such shares are redeemable, plus costs of purchase. If upon any invitation for tenders under the provisions of this section 6 more First Preferred Shares of any particular series are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at that price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of First Preferred Shares of such series so tendered by each of the holders of First Preferred Shares who submitted tenders at that price. From and after the date of purchase of any First Preferred Shares under the provisions of this section 6, the shares so purchased shall be cancelled.

Redemption

7.

Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, the Corporation, upon giving notice as hereinafter provided, may redeem out of capital or otherwise at any time the whole or from time to time any part of the then outstanding First Preferred Shares of any one or more series on payment for each share of such price or prices as may at the time be applicable to such series. Subject as aforesaid, in case a part only of the then outstanding First Preferred Shares of any particular series is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of the First Preferred Shares of such series shall decide or, if the directors so determine, may be redeemed pro rata disregarding fractions.

Procedure on Redemption

8.

Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, in any case of redemption of First Preferred Shares under the provisions of the foregoing section 7, the following provisions shall apply. The Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of First Preferred Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such First Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such shareholder at his address as it appears in the securities register maintained by or for the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder, provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and, if part only of the shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the First Preferred Shares to be redeemed the redemption price on presentation and surrender at the registered office of the Corporation or any other place designated in such notice of the certificates for the First Preferred Shares called for redemption. Such payment shall be made by cheque of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bankers for

C-A-14 | TC Energy Management Information Circular 2024

the time being in Canada. Such First Preferred Shares shall thereupon be redeemed and shall be cancelled. If a part only of the shares represented by any certificate be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date so specified for redemption, the First Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of such holders shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any First Preferred Shares as aforesaid to deposit the redemption price of the shares so called for redemption, or of such of the said shares represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such First Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the First Preferred Shares in respect whereof such deposit shall have been made shall be cancelled and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the said certificates held by them respectively.

Rights to Subscribe to Other Securities

9.

The holders of the First Preferred Shares shall not as such be entitled as of right to subscribe for or purchase or receive any part of any issue of shares or bonds, debentures or other securities of the Corporation now or hereafter authorized otherwise than in accordance with the conversion, exchange or other rights, if any, which may from time to time attach to any series of the First Preferred Shares.

Rights to Attend and Vote at Shareholders’ Meetings

10.

Subject to the provisions of the Canada Business Corporations Act, and except as hereinafter provided, the holders of the First Preferred Shares shall not be entitled to receive notice of or attend any meeting of the shareholders of the Corporation and shall not be entitled to any vote at any such meeting. The holders of any particular series of First Preferred Shares will, if the directors so determine prior to the issuance of any such series, be entitled to such voting rights as may be determined by the directors if the Corporation fails to pay dividends on that series of First Preferred Shares for any period as may be so determined by the directors.

Amendments

11.

The provisions of the foregoing sections 1 to 10, inclusive, the provisions of this section 11 and the provisions of the following section 12 may be repealed, altered, modified, amended or amplified only with the sanction of the holders of the First Preferred Shares given as hereinafter specified in addition to any other approval required by the Canada Business Corporations Act.

Sanction by Holders of First Preferred Shares

12.

The sanction of holders of the First Preferred Shares or of any series of the First Preferred Shares as to any and all matters referred to herein or as may otherwise be required by the Canada Business Corporations Act or the provisions relating to any particular series may, subject to the provisions applicable to such series, and subject to the provisions of the Canada Business Corporations Act, be given by resolution passed at a meeting of such holders duly called and held for such purpose at which the holders of at least a majority of the outstanding First Preferred Shares or series, as the case may be, are present or represented by proxy and carried by the affirmative vote of the holders of not less than 66 2/3 per cent of the First Preferred Shares or series, as the case may be, represented and voted at such meeting cast on a poll. If at any such meeting the holders of a majority of the outstanding First Preferred Shares or series, as the case may be, are not present or represented by proxy within half an hour after the time appointed for the meeting then the meeting shall be adjourned to such date being not less than 15 days later and to such time and place as may be appointed by the chairman and at least ten days notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of First Preferred Shares present or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of the holders of not less than 66 2/3 per cent of the First Preferred Shares represented and voted at such adjourned meeting cast on a poll shall constitute the sanction of the holders of First Preferred Shares or series referred to in this section 12. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such meeting or adjourned meeting every holder of First Preferred Shares shall be entitled to one vote in respect of each First Preferred Share held.

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D.	SECOND PREFERRED SHARES

The Second Preferred Shares shall, as a class, carry and be subject to the rights, privileges, restrictions and conditions hereinafter set forth:

Issue in Series

1.

The directors of the Corporation may at any time and from time to time issue the Second Preferred Shares in one or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors.

Provisions attaching to the Second Preferred Shares

2.

The Second Preferred Shares of any series may have attached thereto rights, privileges, restrictions and conditions whether with regard to dividends (which, in the case of fixed dividends, shall in all cases be cumulative), voting, the right to convert such shares into common shares or otherwise including, without limiting the generality of the foregoing, the following kinds of rights, privileges, restrictions and conditions, namely with respect to: (a) the redemption and purchase of Second Preferred Shares by the Corporation; (b) sinking funds or funds for purchase or redemption of Second Preferred Shares; (c) payment of dividends on any other shares of the Corporation; (d) redemption, purchase or payment of any shares of the Corporation or any subsidiary of the Corporation; (e) the exercise by the Corporation of any election open to it to make any payments of corporation, income or other taxes; (f) subdivision, consolidation or reclassification of any shares of the Corporation; (g) borrowing by the Corporation or any subsidiary of the Corporation; (h) the creation or issue of any debt or equity securities by the Corporation or any subsidiary of the Corporation including the issue of any Second Preferred Shares in addition to the Second Preferred Shares at any time outstanding; (i) reduction of capital by the Corporation or any subsidiary of the Corporation; (j) retirement of notes, bonds or debentures or other indebtedness of the Corporation or any subsidiary of the Corporation; (k) conduct of the business of the Corporation or investment of its funds; (l) meetings of the holders of the Second Preferred Shares; and (m) the right of holders of Second Preferred Shares to convert or exchange such shares of any class of the Corporation into or for any other securities of the Corporation or into or for shares or securities of any other company.

Directors’ Resolution

3.

The directors of the Corporation may, subject as hereinafter provided, by resolution fix from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to the Second Preferred Shares of each series.

Liquidation, Dissolution or Winding-Up

4.

The Second Preferred Shares of all series shall rank junior to the First Preferred Shares with respect to priority in payment of dividends and with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and will be subject in all respects to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class and to each series of First Preferred Shares.

Return of Capital

5.

When any fixed cumulative dividends or amounts payable on a return of capital are not paid in full, the Second Preferred Shares of all series shall participate rateably with all preferred shares, if any, which rank on a parity with the Second Preferred Shares with respect to payment of dividends, in respect of such dividends, including accumulations, if any, in accordance with the sums which would be payable on the Second Preferred Shares and such other preferred shares if all such dividends were declared and paid in full in accordance with their terms, and the Second Preferred Shares shall participate rateably with all preferred shares, if any, which rank on a parity with the Second Preferred Shares with respect to repayment of capital, in respect of any return of capital in accordance with the sums which would be payable on the Second Preferred Shares and such other preferred shares on such return of capital if all sums so payable were paid in full in accordance with their terms.

Preferences

6.

The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series, and shall be entitled to preference with respect to payment of dividends over the common shares and over any other shares ranking junior to the Second Preferred Shares with respect to payment of dividends and shall be entitled to preference with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary of involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs over the common shares and over any other shares ranking junior to the Second Preferred Shares with respect to repayment of capital and may also be given such other preferences not inconsistent with the provisions hereof over the common shares and over any other shares ranking junior to the Second Preferred Shares in any respect as may be determined in the case of each series of Second Preferred Shares authorized to be issued.

C-A-16 | TC Energy Management Information Circular 2024

Purchase for Cancellation

7.

Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series of Second Preferred Shares, the Corporation may at any time or times purchase for cancellation (if obtainable), out of capital or otherwise, the whole or any part of the Second Preferred Shares of any one or more series outstanding from time to time in the market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of the said series of Second Preferred Shares outstanding at the lowest price or prices at which in the opinion of the directors such shares are obtainable but not exceeding the price at which, at the date of purchase, such shares are redeemable, plus costs of purchase. If upon any invitation for tenders under the provisions of this section 7 more Second Preferred Shares of any particular series are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at that price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Second Preferred Shares of such series so tendered by each of the holders of Second Preferred Shares who submitted tenders at that price. From and after the date of purchase of any Second Preferred Shares under the provisions of this section 7, the shares so purchased shall be cancelled.

Redemption

8.

Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, the Corporation, upon giving notice as hereinafter provided, may redeem out of capital or otherwise at any time the whole or from time to time any part of the then outstanding Second Preferred Shares of any one or more series on payment for each share of such price or prices as may at the time be applicable to such series. Subject as aforesaid, in case a part only of the then outstanding Second Preferred Shares of any particular series is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of the Second Preferred Shares of such series shall decide or, if the directors so determine, may be redeemed pro rata disregarding fractions.

Procedure on Redemption

9.

Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, in any case of redemption of Second Preferred Shares under the provisions of the foregoing section 8, the following provisions shall apply. The Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Second Preferred Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Second Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such shareholder at his address as it appears in the securities register maintained by or for the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder, provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and, if part only of the shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares to be redeemed the redemption price on presentation and surrender at the registered office of the Corporation or any other place designated in such notice of the certificates for the Second Preferred Shares called for redemption. Such payment shall be made by cheque of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bankers for the time being in Canada. Such Second Preferred Shares shall thereupon be redeemed and shall be cancelled. If a part only of the shares represented by any certificate be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date so specified for redemption, the Second Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of such holders shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any Second Preferred Shares as aforesaid to deposit the redemption price of the shares so called for redemption, or of such of the said shares represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Second Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Second Preferred Shares in respect whereof such deposits shall have been made shall be deemed to be redeemed and shall be cancelled and the rights of

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the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the said certificates held by them respectively.

Rights to Subscribe to Other Securities

10.

The holders of the Second Preferred Shares shall not as such be entitled as of right to subscribe for or purchase or receive any part of any issue of shares or bonds, debentures or other securities of the Corporation now or hereafter authorized otherwise than in accordance with the conversion, exchange or other rights, if any, which may from time to time attach to any series of the Second Preferred Shares.

Rights to Attend and Vote at Shareholders’ Meetings

11.

Subject to the Canada Business Corporations Act, and except as hereinafter provided, the holders of the Second Preferred Shares shall not be entitled to receive notice of or attend any meeting of the shareholders of the Corporation and shall not be entitled to any vote at any such meeting. The holders of any particular series of Second Preferred Shares will, if the directors so determine prior to the issuance of any such series, be entitled to such voting rights as may be determined by the directors if the Corporation fails to pay dividends on that series of Second Preferred Shares for any period as may be so determined by the directors.

Amendments

12.

The provisions of sections 1 to 11, inclusive, the provisions of this section 12 and the provisions of the following section 13 may be repealed, altered, modified, amended or amplified only with the sanction of the holders of the Second Preferred Shares given as hereinafter specified in addition to any other approval required by the Canada Business Corporations Act.

Sanction by Holders of Second Preferred Shares

13.

The sanction of holders of the Second Preferred Shares or of any series of the Second Preferred Shares as to any and all matters referred to herein or as may otherwise be required by the Canada Business Corporations Act or the provisions relating to any particular series may, subject to the provisions applicable to such series, and subject to the Canada Business Corporations Act, be given by resolution passed at a meeting of such holders duly called and held for such purpose at which the holders of at least a majority of the outstanding Second Preferred Shares or series, as the case may be, are present or represented by proxy and carried by the affirmative vote of the holders of not less than 66 2/3 per cent of the Second Preferred Shares or series, as the case may be, represented and voted at such meeting cast on a poll. If at any such meeting the holders of a majority of the outstanding Second Preferred Shares or series, as the case may be, are not present or represented by proxy within half an hour after the time appointed for the meeting then the meeting shall be adjourned to such date being not less than 15 days later and to such time and place as may be appointed by the chairman and at least ten days notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of Second Preferred Shares present or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of the holders of not less than 66 2/3 per cent of the Second Preferred Shares represented and voted at such adjourned meeting cast on a poll shall constitute the sanction of the holders of Second Preferred Shares or series referred to in this section 13. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such original or adjourned meeting every holder of Second Preferred Shares shall be entitled to one vote in respect of each Second Preferred Share held.

E.	SPECIAL SHARES

The Special Shares shall carry and be subject to the rights, privileges, restrictions and conditions hereinafter set forth:

Definitions

1.	For the purposes of this Section E, the following words and phrases shall have the following meanings:

(a)	“Butterfly Proportion” means the fraction A/B where:

(i)

A = the Net Fair Market Value of the Transferred Property to be transferred by the Corporation to South Bow as described in Section 2.3(k) of the Plan of Arrangement, determined immediately before such transfer; and

(ii)

B = the Net Fair Market Value of all property owned by the Corporation, determined immediately before the transfer of the Transferred Property by the Corporation to South Bow as described in Section 2.3(k) of the Plan of Arrangement.

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(b)	“Dividend Payment Date” means the last day of the Corporation’s fiscal year.

(c)

“Net Fair Market Value” of any property shall be determined on a consolidated basis in accordance with all administrative policies of the Canada Revenue Agency in effect at the applicable time and, in determining Net Fair Market Value, the following principles will apply:

(i)

any tax-related accounts in any corporation (such as deferred income taxes, the balance of non-capital losses and the balance of net capital losses) will not be considered to be property of that corporation;

(ii)	the amount of any liability will be its principal amount;

(iii)	no amount will be considered to be a liability unless it represents a true legal liability which is capable of quantification;

(iv)	the portion of the long-term debt due within one year will be treated as a current liability; and

(v)	liabilities of a corporation will include its respective partnership share of each liability of any partnership of which such corporation is a partner.

(d)	“Period End Date” has the meaning attributed to such term in paragraph 2 below.

(e)	“Plan of Arrangement” means the Plan of Arrangement to which this Exhibit I is attached.

(f)

“Prime Rate” means, on any day, the annual prime commercial lending rate of interest established and announced as the reference rate of interest used by the Royal Bank of Canada on such day to determine the rates of interest on Canadian dollar loans to customers in Canada and designated by the Royal Bank of Canada as its prime rate.

(g)	“Redemption Amount” has the meaning attributed to such term in paragraph 4 below.

(h)	“Retraction Date” has the meaning attributed to such term in paragraph 5 below.

(i)	“South Bow” has the meaning attributed to such term in the Plan of Arrangement.

(j)	“TC Energy Common Shares” has the meaning attributed to such term in the Plan of Arrangement.

(k)	“Transferred Property” has the meaning attributed to such term in the Plan of Arrangement.

Dividends

2.

The holders of the Special Shares will be entitled to receive, as and when declared by the Board of Directors of the Corporation and in priority to any payment of dividends on the common shares of the Corporation or the Arrangement Common Shares of the Corporation, fixed, preferential, non-cumulative, cash dividends equal to the Redemption Amount multiplied by the Prime Rate as of the Dividend Payment Date, payable per annum on the Dividend Payment Date. The holders of the Special Shares shall not be entitled to any dividend other than or in excess of the non-cumulative cash dividends provided for above. If within three months after the expiration of any fiscal year of the Corporation the Board of Directors of the Corporation in its discretion shall not have declared the said fixed preferential dividend or any part thereof on the Special Shares for such fiscal year then the rights of the holders of the Special Shares to such dividend or any undeclared part thereof shall be forever extinguished. For any period which is less than a full year with respect to any Special Share which is issued, redeemed or repurchased during such year, dividends shall be deemed to accrue on a daily basis and shall be equal to the product of A x B x C, where: A = the Redemption Amount; B = the Prime Rate as of the Period End Date; and C = a fraction of which the numerator is the number of days in such period (including the day at the beginning of such period and excluding the day at the end of such period (the “Period End Date”)) and of which the denominator is the number of days in such year (including the day at the beginning thereof and excluding the Dividend Payment Date at the end thereof). If, by reason of insolvency provisions of applicable law or for any other reason, on any Dividend Payment Date the dividends declared as of such date are not paid in full on all of the Special Shares then outstanding, such unpaid dividends shall be paid on a subsequent date or dates determined by the Board of Directors of the Corporation. The Board of Directors of the Corporation may, in its sole discretion, declare dividends on the Special Shares to the exclusion of any other class of shares of the Corporation.

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Liquidation, Dissolution or Winding Up

3.

In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Special Shares will be entitled to receive, before any amount shall be paid by the Corporation, or any assets of the Corporation shall be distributed, to the holders of common shares of the Corporation or Arrangement Common Shares of the Corporation, an amount equal to the Redemption Amount in respect of each Special Share held by them, respectively, to the extent of the amount or value of the assets of the Corporation available under applicable law for payment to holders of shares of the Corporation upon liquidation, dissolution or winding up of the Corporation. After payment to the holders of the Special Shares of the amount provided above in this paragraph 3 such holders will not be entitled to share in any further distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

Redemption by Corporation

4.

The Corporation may redeem at any time the whole, or from time to time any part, of the then issued and outstanding Special Shares from the holders thereof on payment (which may, at the discretion of the Corporation, be made through the issuance of a promissory note or promissory notes) of: (a) an amount for each Special Share to be redeemed equal to the aggregate fair market value of all of the issued and outstanding TC Energy Common Shares as of immediately before the completion of the transactions contemplated by Section 2.3(d) of the Plan of Arrangement multiplied by the Butterfly Proportion and then divided by the number of Special Shares issued pursuant to Section 2.3(d) of the Plan of Arrangement; and (b) all declared and unpaid dividends on such Special Share (collectively, the “Redemption Amount”).

Retraction by Holder

5.

Subject to applicable law, a holder of Special Shares will be entitled to require the Corporation to redeem, at any time, all or any of the Special Shares held by such holder, by tendering to the Corporation at its registered office a share certificate or certificates representing the Special Shares that the holder wishes to have the Corporation redeem together with a written request specifying the number of Special Shares to be redeemed and the business day (referred to herein as the “Retraction Date”) on which the holder wishes to have the Corporation redeem the Special Shares. Following receipt of such share certificate or certificates and written request, the Corporation will, on the Retraction Date (or as soon as practicable thereafter), redeem such Special Shares by paying to the holder the Redemption Amount for each Special Share so redeemed.

Cancellation

6.

Any Special Shares that are redeemed by the Corporation as aforesaid will for all purposes be considered to have been redeemed on, and will be cancelled concurrently with, the payment of the Redemption Amount by the Corporation to or for the benefit of the holder thereof.

No Dilution

7.

For so long as any Special Shares are outstanding, the Corporation will not: (a) declare or pay any dividend on the common shares of the Corporation or the Arrangement Common Shares of the Corporation; or (b) redeem, purchase for cancellation or otherwise acquire any common shares of the Corporation or Arrangement Common Shares of the Corporation, if, in the opinion of the Board, the payment of such dividend or the consideration payable in connection with such redemption, purchase or other acquisition, as the case may be, would reduce the net realizable value of the assets of the Corporation (after taking into account all liabilities of the Corporation) to an amount that is less than the product of the Redemption Amount of each Special Share multiplied by the number of Special Shares outstanding immediately before the time of payment of such dividend or consideration, as the case may be.

Voting Rights

8.

Subject to applicable law, holders of Special Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting.

Specified Amount

9.

For the purposes of Section 191(4) of the Income Tax Act (Canada), the amount specified in respect of the redemption, acquisition or cancellation of each Special Share shall be the amount specified by a Director or an Officer of the Corporation in a certificate that is made (a) effective concurrently with the issuance of such Special Share; and (b) pursuant to a resolution of the Board duly passed and evidenced in writing authorizing the issuance of such Special Share, such amount to be expressed as a dollar amount (and not expressed as a formula) and shall be equal to the fair market value of the consideration for which such Special Share is issued.

C-A-20 | TC Energy Management Information Circular 2024

EXHIBIT II

INITIAL AMENDMENT TO THE ARTICLES OF SOUTH BOW CORPORATION

A.	COMMON SHARES

The common shares of the Corporation shall entitle the holders thereof to vote, on the basis of one vote per common share, at all meetings of shareholders, except meetings at which only holders of another specified class of shares are entitled to vote, and shall, subject to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares, the Second Preferred Shares and the Special Shares, whether as a class or a series, and to any other class or series of shares of the Corporation which rank prior to the common shares, entitle the holders thereof to receive (a) dividends if, as and when declared by the Board of Directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amount and payable at such times and at such place or places as the Board of Directors may from time to time determine and (b) the remaining property of the Corporation upon a dissolution.

B.	FIRST PREFERRED SHARES

The First Preferred Shares shall, as a class, carry and be subject to the rights, privileges, restrictions and conditions hereinafter set forth:

Issue In Series

1.

The directors of the Corporation may at any time and from time to time issue the First Preferred Shares in one or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors.

Limitation on Issue

2.

The directors of the Corporation may not issue any First Preferred Shares if, by doing so, the aggregate number of First Preferred Shares and Second Preferred Shares that would then be issued and outstanding would exceed 20 per cent of the aggregate number of common shares then issued and outstanding.

Provisions Attaching to the First Preferred Shares

3.

The First Preferred Shares of any series may have attached thereto rights, privileges, restrictions and conditions whether with regard to dividends (which, in the case of fixed dividends, shall in all cases be cumulative), voting, the right to convert such shares into common shares or otherwise including, without limiting the generality of the foregoing, the following kinds of rights, privileges, restrictions and conditions, namely with respect to: (a) the redemption and purchase of First Preferred Shares by the Corporation; (b) sinking funds or funds for purchase or redemption of First Preferred Shares; (c) payment of dividends on any other shares of the Corporation; (d) redemption, purchase or payment of any shares of the Corporation or any subsidiary of the Corporation; (e) the exercise by the Corporation of any election open to it to make any payments of corporation, income or other taxes; (f) subdivision, consolidation or reclassification of any shares of the Corporation; (g) borrowing by the Corporation or any subsidiary of the Corporation; (h) the creation or issue of any debt or equity securities by the Corporation or any subsidiary of the Corporation including the issue of any First Preferred Shares in addition to the First Preferred Shares at any time outstanding; (i) reduction of capital by the Corporation or any subsidiary of the Corporation; (j) retirement of notes, bonds or debentures or other indebtedness of the Corporation or any subsidiary of the Corporation; (k) conduct of the business of the Corporation or investment of its funds; (l) meetings of the holders of the First Preferred Shares; and (m) the right of holders of First Preferred Shares to convert or exchange such shares into shares of any class of the Corporation or into or for any other securities of the Corporation or into or for shares or securities of any other company.

Directors’ Resolutions

4.

The directors of the Corporation may, subject as hereinafter provided, by resolution fix from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to the First Preferred Shares of each series.

Return of Capital

5.

When any fixed cumulative dividends or amounts payable on a return of capital are not paid in full, the First Preferred Shares of all series shall participate rateably with all preferred shares, if any, which rank on a parity with the First Preferred Shares with respect to payment of dividends, in respect of such dividends, including accumulations, if any, in accordance with the sums which would be payable on the First Preferred Shares and such other preferred shares if all such dividends were declared and paid in full in accordance with their terms, and the First Preferred Shares shall participate rateably with all preferred shares, if any, which rank on a parity with the First Preferred Shares with respect to repayment of capital, in respect of any return of capital in accordance with the sums which would be payable on the First Preferred Shares and such other preferred shares on such return of capital if all sums so payable were paid in full in accordance with their terms.

TC Energy Management Information Circular 2024 | C-A-21

Preferences

6.

The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series, and shall be entitled to preference with respect to payment of dividends over the common shares and over any other shares ranking junior to the First Preferred Shares with respect to payment of dividends and shall be entitled to preference with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs over the common shares and over any other shares ranking junior to the First Preferred Shares with respect to repayment of capital and may also be given such other preferences not inconsistent with the provisions hereof over the common shares and over any other shares ranking junior to the First Preferred Shares in any respect as may be determined in the case of each series of First Preferred Shares authorized to be issued.

Purchase for Cancellation

7.

Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series of First Preferred Shares, the Corporation may at any time or times purchase for cancellation (if obtainable) out of capital or otherwise the whole or any part of the First Preferred Shares of any one or more series outstanding from time to time in the market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of the said series of First Preferred Shares outstanding at the lowest price or prices at which in the opinion of the directors such shares are obtainable but not exceeding the price at which, at the date of purchase, such shares are redeemable, plus costs of purchase. If upon any invitation for tenders under the provisions of this section 6 more First Preferred Shares of any particular series are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at that price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of First Preferred Shares of such series so tendered by each of the holders of First Preferred Shares who submitted tenders at that price. From and after the date of purchase of any First Preferred Shares under the provisions of this section 6, the shares so purchased shall be cancelled.

Redemption

8.

Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, the Corporation, upon giving notice as hereinafter provided, may redeem out of capital or otherwise at any time the whole or from time to time any part of the then outstanding First Preferred Shares of any one or more series on payment for each share of such price or prices as may at the time be applicable to such series. Subject as aforesaid, in case a part only of the then outstanding First Preferred Shares of any particular series is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of the First Preferred Shares of such series shall decide or, if the directors so determine, may be redeemed pro rata disregarding fractions.

Procedure on Redemption

9.

Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, in any case of redemption of First Preferred Shares under the provisions of the foregoing section 7, the following provisions shall apply. The Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of First Preferred Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such First Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such shareholder at his address as it appears in the securities register maintained by or for the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder, provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and, if part only of the shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the First Preferred Shares to be redeemed the redemption price on presentation and surrender at the registered office of the Corporation or any other place designated in such notice of the certificates for the First Preferred Shares called for redemption. Such payment shall be made by cheque of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bankers for the time being in Canada. Such First Preferred Shares shall thereupon be redeemed and shall be cancelled. If a part only of the shares represented by any certificate be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date so specified for redemption, the First Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the

C-A-22 | TC Energy Management Information Circular 2024

foregoing provisions, in which case the rights of such holders shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any First Preferred Shares as aforesaid to deposit the redemption price of the shares so called for redemption, or of such of the said shares represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such First Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the First Preferred Shares in respect whereof such deposit shall have been made shall be cancelled and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the said certificates held by them respectively.

Rights to Subscribe to Other Securities

10.

The holders of the First Preferred Shares shall not as such be entitled as of right to subscribe for or purchase or receive any part of any issue of shares or bonds, debentures or other securities of the Corporation now or hereafter authorized otherwise than in accordance with the conversion, exchange or other rights, if any, which may from time to time attach to any series of the First Preferred Shares.

Rights to Attend and Vote at Shareholders’ Meetings

11.

Subject to the provisions of the Canada Business Corporations Act, and except as hereinafter provided, the holders of the First Preferred Shares shall not be entitled to receive notice of or attend any meeting of the shareholders of the Corporation and shall not be entitled to any vote at any such meeting. The holders of any particular series of First Preferred Shares will, if the directors so determine prior to the issuance of any such series, be entitled to such voting rights as may be determined by the directors if the Corporation fails to pay dividends on that series of First Preferred Shares for any period as may be so determined by the directors.

Amendments

12.

The provisions of sections 1 to 10, inclusive, the provisions of this section 11 and the provisions of the following section 12 may be repealed, altered, modified, amended or amplified only with the sanction of the holders of the First Preferred Shares given as hereinafter specified in addition to any other approval required by the Canada Business Corporations Act.

Sanction by Holders of First Preferred Shares

13.

The sanction of holders of the First Preferred Shares or of any series of the First Preferred Shares as to any and all matters referred to herein or as may otherwise be required by the Canada Business Corporations Act or the provisions relating to any particular series may, subject to the provisions applicable to such series, and subject to the provisions of the Canada Business Corporations Act, be given by resolution passed at a meeting of such holders duly called and held for such purpose at which the holders of at least a majority of the outstanding First Preferred Shares or series, as the case may be, are present or represented by proxy and carried by the affirmative vote of the holders of not less than 66 2/3 per cent of the First Preferred Shares or series, as the case may be, represented and voted at such meeting cast on a poll. If at any such meeting the holders of a majority of the outstanding First Preferred Shares or series, as the case may be, are not present or represented by proxy within half an hour after the time appointed for the meeting then the meeting shall be adjourned to such date being not less than 15 days later and to such time and place as may be appointed by the chairman and at least ten days notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of First Preferred Shares present or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of the holders of not less than 66 2/3 per cent of the First Preferred Shares represented and voted at such adjourned meeting cast on a poll shall constitute the sanction of the holders of First Preferred Shares or series referred to in this section 12. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such meeting or adjourned meeting every holder of First Preferred Shares shall be entitled to one vote in respect of each First Preferred Share held.

C.	SECOND PREFERRED SHARES

The Second Preferred Shares shall, as a class, carry and be subject to the rights, privileges, restrictions and conditions hereinafter set forth:

TC Energy Management Information Circular 2024 | C-A-23

Issue In Series

1.

The directors of the Corporation may at any time and from time to time issue the Second Preferred Shares in one or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors.

Limitation on Issue

2.

The directors of the Corporation may not issue any Second Preferred Shares if, by doing so, the aggregate number of First Preferred Shares and Second Preferred Shares that would then be issued and outstanding would exceed 20 per cent of the aggregate number of common shares then issued and outstanding.

Provisions Attaching to the Second Preferred Shares

3.

The Second Preferred Shares of any series may have attached thereto rights, privileges, restrictions and conditions whether with regard to dividends (which, in the case of fixed dividends, shall in all cases be cumulative), voting, the right to convert such shares into common shares or otherwise including, without limiting the generality of the foregoing, the following kinds of rights, privileges, restrictions and conditions, namely with respect to: (a) the redemption and purchase of Second Preferred Shares by the Corporation; (b) sinking funds or funds for purchase or redemption of Second Preferred Shares; (c) payment of dividends on any other shares of the Corporation; (d) redemption, purchase or payment of any shares of the Corporation or any subsidiary of the Corporation; (e) the exercise by the Corporation of any election open to it to make any payments of corporation, income or other taxes; (f) subdivision, consolidation or reclassification of any shares of the Corporation; (g) borrowing by the Corporation or any subsidiary of the Corporation; (j) the creation or issue of any debt or equity securities by the Corporation or any subsidiary of the Corporation including the issue of any Second Preferred Shares in addition to the Second Preferred Shares at any time outstanding; (i) reduction of capital by the Corporation or any subsidiary of the Corporation; (j) retirement of notes, bonds or debentures or other indebtedness of the Corporation or any subsidiary of the Corporation; (k) conduct of the business of the Corporation or investment of its funds; (l) meetings of the holders of the Second Preferred Shares; and (m) the right of holders of Second Preferred Shares to convert or exchange such shares into shares of any class of the Corporation or into or for any other securities of the Corporation or into or for shares or securities of any other company.

Directors’ Resolutions

4.

The directors of the Corporation may, subject as hereinafter provided, by resolution fix from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to the Second Preferred Shares of each series.

Liquidation, Dissolution or Winding-Up

5.

The Second Preferred Shares of all series shall rank junior to the First Preferred Shares with respect to priority in payment of dividends and with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and will be subject in all respects to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class and to each series of First Preferred Shares.

Return of Capital

6.

When any fixed cumulative dividends or amounts payable on a return of capital are not paid in full, the Second Preferred Shares of all series shall participate rateably with all preferred shares, if any, which rank on a parity with the Second Preferred Shares with respect to payment of dividends, in respect of such dividends, including accumulations, if any, in accordance with the sums which would be payable on the Second Preferred Shares and such other preferred shares if all such dividends were declared and paid in full in accordance with their terms, and the Second Preferred Shares shall participate rateably with all preferred shares, if any, which rank on a parity with the Second Preferred Shares with respect to repayment of capital, in respect of any return of capital in accordance with the sums which would be payable on the Second Preferred Shares and such other preferred shares on such return of capital if all sums so payable were paid in full in accordance with their terms.

Preferences

7.

The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series, and shall be entitled to preference with respect to payment of dividends over the common shares and over any other shares ranking junior to the Second Preferred Shares with respect to payment of dividends and shall be entitled to preference with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs over the common shares and over any other shares ranking junior to the Second Preferred Shares with respect to repayment of capital and may also be given such other preferences not inconsistent with the provisions hereof over the

C-A-24 | TC Energy Management Information Circular 2024

common shares and over any other shares ranking junior to the Second Preferred Shares in any respect as may be determined in the case of each series of Second Preferred Shares authorized to be issued.

Purchase for Cancellation

8.

Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series of Second Preferred Shares, the Corporation may at any time or times purchase for cancellation (if obtainable), out of capital or otherwise, the whole or any part of the Second Preferred Shares of any one or more series outstanding from time to time in the market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of the said series of Second Preferred Shares outstanding at the lowest price or prices at which in the opinion of the directors such shares are obtainable but not exceeding the price at which, at the date of purchase, such shares are redeemable, plus costs of purchase. If upon any invitation for tenders under the provisions of this section 7 more Second Preferred Shares of any particular series are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at that price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Second Preferred Shares of such series so tendered by each of the holders of Second Preferred Shares who submitted tenders at that price. From and after the date of purchase of any Second Preferred Shares under the provisions of this section 7, the shares so purchased shall be cancelled.

Redemption

9.

Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, the Corporation, upon giving notice as hereinafter provided, may redeem out of capital or otherwise at any time the whole or from time to time any part of the then outstanding Second Preferred Shares of any one or more series on payment for each share of such price or prices as may at the time be applicable to such series. Subject as aforesaid, in case a part only of the then outstanding Second Preferred Shares of any particular series is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of the Second Preferred Shares of such series shall decide or, if the directors so determine, may be redeemed pro rata disregarding fractions.

Procedure on Redemption

10.

Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, in any case of redemption of Second Preferred Shares under the provisions of the foregoing section 8, the following provisions shall apply. The Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Second Preferred Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Second Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such shareholder at his address as it appears in the securities register maintained by or for the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder, provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and, if part only of the shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares to be redeemed the redemption price on presentation and surrender at the registered office of the Corporation or any other place designated in such notice of the certificates for the Second Preferred Shares called for redemption. Such payment shall be made by cheque of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bankers for the time being in Canada. Such Second Preferred Shares shall thereupon be redeemed and shall be cancelled. If a part only of the shares represented by any certificate be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date so specified for redemption, the Second Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of such holders shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any Second Preferred Shares as aforesaid to deposit the redemption price of the shares so called for redemption, or of such of the said shares represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Second Preferred Shares called for redemption upon

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presentation and surrender to such bank or trust company of the certificates representing the same and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Second Preferred Shares in respect whereof such deposits shall have been made shall be deemed to be redeemed and shall be cancelled and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the said certificates held by them respectively.

Rights to Subscribe to Other Securities

11.

The holders of the Second Preferred Shares shall not as such be entitled as of right to subscribe for or purchase or receive any part of any issue of shares or bonds, debentures or other securities of the Corporation now or hereafter authorized otherwise than in accordance with the conversion, exchange or other rights, if any, which may from time to time attach to any series of the Second Preferred Shares.

Rights to Attend and Vote at Shareholders’ Meetings

12.

Subject to the provisions of the Canada Business Corporations Act, and except as hereinafter provided, the holders of the Second Preferred Shares shall not be entitled to receive notice of or attend any meeting of the shareholders of the Corporation and shall not be entitled to any vote at any such meeting. The holders of any particular series of Second Preferred Shares will, if the directors so determine prior to the issuance of any such series, be entitled to such voting rights as may be determined by the directors if the Corporation fails to pay dividends on that series of Second Preferred Shares for any period as may be so determined by the directors.

Amendments

13.

The provisions of sections 1 to 11, inclusive, the provisions of this section 12 and the provisions of the following section 13 may be repealed, altered, modified, amended or amplified only with the sanction of the holders of the Second Preferred Shares given as hereinafter specified in addition to any other approval required by the Canada Business Corporations Act.

Sanction by Holders of Second Preferred Shares

14.

The sanction of holders of the Second Preferred Shares or of any series of the Second Preferred Shares as to any and all matters referred to herein or as may otherwise be required by the Canada Business Corporations Act or the provisions relating to any particular series may, subject to the provisions applicable to such series, and subject to the provisions of the Canada Business Corporations Act, be given by resolution passed at a meeting of such holders duly called and held for such purpose at which the holders of at least a majority of the outstanding Second Preferred Shares or series, as the case may be, are present or represented by proxy and carried by the affirmative vote of the holders of not less than 66 2/3 per cent of the Second Preferred Shares or series, as the case may be, represented and voted at such meeting cast on a poll. If at any such meeting the holders of a majority of the outstanding Second Preferred Shares or series, as the case may be, are not present or represented by proxy within half an hour after the time appointed for the meeting then the meeting shall be adjourned to such date being not less than 15 days later and to such time and place as may be appointed by the chairman and at least ten days notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of Second Preferred Shares present or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of the holders of not less than 66 2/3 per cent of the Second Preferred Shares represented and voted at such adjourned meeting cast on a poll shall constitute the sanction of the holders of Second Preferred Shares or series referred to in this section 13. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such meeting or adjourned meeting every holder of Second Preferred Shares shall be entitled to one vote in respect of each Second Preferred Share held.

D.	SPECIAL SHARES

The Special Shares shall carry and be subject to the rights, privileges, restrictions and conditions hereinafter set forth:

Definitions

1.	For the purposes of this Section D, the following words and phrases shall have the following meanings:

(a)	“Dividend Payment Date” means the last day of the Corporation’s fiscal year.

(b)	“Period End Date” has the meaning attributed to such term in paragraph 2 below.

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(c)

“Prime Rate” means, on any day, the annual prime commercial lending rate of interest established and announced as the reference rate of interest used by the Royal Bank of Canada on such day to determine the rates of interest on Canadian dollar loans to customers in Canada and designated by the Royal Bank of Canada as its prime rate.

(d)	“Redemption Amount” has the meaning attributed to such term in paragraph 4 below.

(e)	“Retraction Date” has the meaning attributed to such term in paragraph 5 below.

Dividends

2.

The holders of the Special Shares will be entitled to receive, as and when declared by the Board of Directors of the Corporation and in priority to any payment of dividends on the common shares of the Corporation, fixed, preferential, non-cumulative, cash dividends equal to the Redemption Amount multiplied by the Prime Rate as of the Dividend Payment Date, payable per annum on the Dividend Payment Date. The holders of the Special Shares shall not be entitled to any dividend other than or in excess of the non-cumulative cash dividends provided for above. If within three months after the expiration of any fiscal year of the Corporation the Board of Directors of the Corporation in its discretion shall not have declared the said fixed preferential dividend or any part thereof on the Special Shares for such fiscal year then the rights of the holders of the Special Shares to such dividend or any undeclared part thereof shall be forever extinguished. For any period which is less than a full year with respect to any Special Share which is issued, redeemed or repurchased during such year, dividends shall be deemed to accrue on a daily basis and shall be equal to the product of A x B x C, where: A = the Redemption Amount; B = the Prime Rate as of the Period End Date; and C = a fraction of which the numerator is the number of days in such period (including the day at the beginning of such period and excluding the day at the end of such period (the “Period End Date”)) and of which the denominator is the number of days in such year (including the day at the beginning thereof and excluding the Dividend Payment Date at the end thereof). If, by reason of insolvency provisions of applicable law or for any other reason, on any Dividend Payment Date the dividends declared as of such date are not paid in full on all of the Special Shares then outstanding, such unpaid dividends shall be paid on a subsequent date or dates determined by the Board of Directors of the Corporation. The Board of Directors of the Corporation may, in its sole discretion, declare dividends on the Special Shares to the exclusion of any other class of shares of the Corporation.

Liquidation, Dissolution or Winding Up

3.

In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Special Shares will be entitled to receive, before any amount shall be paid by the Corporation, or any assets of the Corporation shall be distributed, to the holders of common shares of the Corporation or holders of any other shares of any other class of the Corporation, an amount equal to the Redemption Amount in respect of each Special Share held by them, respectively, to the extent of the amount or value of the assets of the Corporation available under applicable law for payment to holders of shares of the Corporation upon liquidation, dissolution or winding up of the Corporation. After payment to the holders of the Special Shares of the amount provided above in this paragraph 3, such holders will not be entitled to share in any further distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

Redemption by Corporation

4.

The Corporation may redeem at any time the whole, or from time to time any part, of the then issued and outstanding Special Shares from the holders thereof on payment (which may, at the discretion of the Corporation, be made through the issuance of a promissory note or promissory notes) of: (a) an amount for each Special Share to be redeemed equal to the aggregate fair market value of the consideration paid to the Corporation on the issuance thereof; and (b) all declared and unpaid dividends on such Special Share (collectively, the “Redemption Amount”).

Retraction by Holder

5.

Subject to applicable law, a holder of Special Shares will be entitled to require the Corporation to redeem, at any time, all or any of the Special Shares held by such holder, by tendering to the Corporation at its registered office a share certificate or certificates representing the Special Shares that the holder wishes to have the Corporation redeem together with a written request specifying the number of Special Shares to be redeemed and the business day (referred to herein as the “Retraction Date”) on which the holder wishes to have the Corporation redeem the Special Shares. Following receipt of such share certificate or certificates and written request, the Corporation will, on the Retraction Date (or as soon as practicable thereafter), redeem such Special Shares by paying to the holder the Redemption Amount for each Special Share so redeemed.

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Cancellation

6.

Any Special Shares that are redeemed by the Corporation as aforesaid will for all purposes be considered to have been redeemed on, and will be cancelled concurrently with, the payment of the Redemption Amount by the Corporation to or for the benefit of the holder thereof.

No Dilution

7.

For so long as any Special Shares are outstanding, the Corporation will not: (a) declare or pay any dividend on the shares of any other class of the Corporation; or (b) redeem, purchase for cancellation or otherwise acquire any shares of any other class of the Corporation, if, in the opinion of the Board, the payment of such dividend or the consideration payable in connection with such redemption, purchase or other acquisition, as the case may be, would reduce the net realizable value of the assets of the Corporation (after taking into account all liabilities of the Corporation) to an amount that is less than the product of the Redemption Amount of each Special Share multiplied by the number of Special Shares outstanding immediately before the time of payment of such dividend or consideration, as the case may be.

Voting Rights

8.

Subject to applicable law, holders of the Special Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting.

Specified Amount

9.

For the purposes of Section 191(4) of the Income Tax Act (Canada), the amount specified in respect of the redemption, acquisition or cancellation of each Special Share shall be the amount specified by a Director or an Officer of the Corporation in a certificate that is made (a) effective concurrently with the issuance of such Special Share; and (b) pursuant to a resolution of the Board duly passed and evidenced in writing authorizing the issuance of such Special Share, such amount to be expressed as a dollar amount (and not expressed as a formula) and shall be equal to the fair market value of the consideration for which such Special Share is issued.

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Exhibit III

OTHER PROVISIONS OF THE ARTICLES OF SOUTH BOW CORPORATION

1.

In addition to any power the directors may have pursuant to the Canada Business Corporations Act to fill vacancies among their number, but subject to the maximum number of directors provided for in the articles, the directors may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, provided the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

2.

Meetings of shareholders of the Corporation may be held outside Canada at any of the following places: Chicago, Illinois; Boston, Massachusetts; New York, New York; Washington, D.C.; Denver, Colorado; Houston, Texas; Atlanta, Georgia; Tampa, Florida; and Orlando, Florida.

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EXHIBIT IV

SOUTH BOW CORPORATION

BY-LAW NUMBER 1

A By-law relating generally to

the transaction of the business

and affairs of

South Bow Corporation

BE IT ENACTED as a by-law of South Bow Corporation as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions. In this by-law and all other by-laws and ordinary and special resolutions of the Corporation, unless the context otherwise requires:

(a)	“Act” means the Canada Business Corporations Act and any act that may be substituted therefor, and the regulations promulgated thereunder, as from time to time in effect;

(b)

“Applicable Securities Laws”: (i) means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada; and (ii) all applicable securities legislation in the United States, including, without limitation, the United States Securities Act of 1933, the United States Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, and any applicable state securities laws.

(c)	“articles” means the articles of incorporation, amalgamation or arrangement, as applicable, of the Corporation, as from time to time amended or restated;

(d)	“board” means the board of directors of the Corporation;

(e)	“Corporation” means the corporation, “South Bow Corporation”; and

(f)	“meetings of shareholders” includes an annual or special meeting of shareholders or of any class or classes of shareholders.

1.2

Interpretation. Subject to paragraph 1.1 of this by-law, words and expressions defined in the Act have the same meanings when used herein; words importing the singular include the plural and vice versa; words importing any gender include any other gender; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

1.3	Subordination. This by-law and all other by-laws are subordinate to and should be read subject to the Act, the articles of the Corporation and any other applicable law.

ARTICLE 2

REGISTERED OFFICE

2.1	Registered Office. The registered office of the Corporation shall be at such place in the City of Calgary, in the Province of Alberta, as the board may from time to time determine.

2.2	Trade Name. The Corporation may carry on business as or identify itself by South Bow.

ARTICLE 3

DIRECTORS

3.1	Powers and Quorum. The board shall manage the business and affairs of the Corporation. A majority of the directors shall constitute a quorum.

3.2

Number of Directors. Subject to the Act, Applicable Securities Laws, applicable stock exchange requirements and any minimum and maximum number of directors specified in the articles, the number of directors to be elected at any meeting of

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shareholders shall be the number of directors then in office, or such other number as has been determined from time to time by resolution of the board of directors.

3.3

Election and Term. The directors shall be elected at each annual meeting of shareholders to hold office until the next annual meeting or until their respective successors are elected or appointed. At any annual meeting every retiring director shall, if qualified, be eligible for re-election.

3.4

Vacancies. Subject to the Act, where a vacancy occurs in the board, and a quorum of directors remains, the directors remaining in office may appoint a qualified person to fill the vacancy for the remainder of the term.

3.5	Advance Notice of Nominations of Directors.

(a)

Subject to the Act and the articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors, called:

(i)	by or at the direction of the board, including pursuant to a notice of meeting;

(ii)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

(iii)	by any person (a “Nominating Shareholder”):

(A)

who, at the close of business on the date of the giving of the notice provided for below in this paragraph 3.5 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting, and

(B)	who complies with the notice procedures set forth below in this paragraph 3.5.

(b)

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the corporate secretary of the Corporation at the principal executive offices of the Corporation in accordance with this paragraph 3.5.

(c)	To be timely, a Nominating Shareholder’s notice to the corporate secretary of the Corporation must be given:

(i)

in the case of an annual meeting of shareholders, not less than 30 days before the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be given not later than the close of business on the tenth day following the Notice Date;

(ii)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth day following the day on which the first public announcement of the date of the special meeting of shareholders was made; and

(iii)

in the case of an annual meeting of shareholders or a special meeting of shareholders called for the purpose of electing directors (whether or not called for other purposes) where notice-and-access is used for delivery of proxy related materials, not less than 40 days before the date of the annual meeting of shareholders or the special meeting of shareholders (but in any event, not prior to the Notice Date); provided, however, that in the event that the annual meeting of shareholders or special meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting or special meeting was made, notice by the Nominating Shareholder may be given not later than the close of business on the tenth day following the Notice Date for an annual meeting, and not later than the close of business on the fifteenth day following the Notice Date for a special meeting.

(d)	To be in proper written form, a Nominating Shareholder’s notice to the corporate secretary of the Corporation must set forth:

(i)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

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(A)	the name, age, business address and residential address of the person;

(B)	the principal occupation or employment of the person, both present and within the five years preceding the notice;

(C)	whether the person is a resident Canadian within the meaning of the Act;

(D)

the class or series and number of shares in the capital of the Corporation which are owned beneficially or of record by the person or under the control or direction of the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and

(E)

any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(ii)

as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Corporation may require any proposed nominee to furnish such other information as may be required by the Act, Applicable Securities Laws, or the rules of any stock exchange on which the Corporation’s shares are listed to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

(e)

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this paragraph 3.5; provided, however, that nothing in this paragraph 3.5 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(f)

For purposes of this paragraph 3.5, “public announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System for Electronic Data Analysis and Retrieval + at www.sedarplus.ca.

(g)

Notwithstanding any other provision of this by-law, notice given to the corporate secretary of the Corporation pursuant to this paragraph 3.5 may only be given by personal delivery or by email, and shall be deemed to have been given and made only at the time it is served by personal delivery (at the address of the principal executive offices of the Corporation) or email (at such email address as stipulated from time to time by the corporate secretary of the Corporation for purposes of this notice) to the corporate secretary; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Calgary time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(h)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this paragraph 3.5.

3.6	Meetings. Meetings of the board may be held at any place within or outside Canada. Meetings may be called by the chair, vice chair, the chief executive officer, the president or any two directors.

3.7

Meetings by Telephone or Electronic Facility. Subject to the requirements of the Act, any director may participate in a meeting of the board by means of a telephonic, electronic or other communication facility that permits all persons participating in the meeting to communicate adequately with each other during the meeting. Each director so participating shall be deemed to be present at such meeting and such meeting shall be deemed to be held at the place specified in the notice calling such meeting and, in the absence of any such specification, at the place where or from which the chair of the meeting shall have presided.

3.8

Resolution in Lieu of Meeting. A resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or a committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors.

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3.9

Notices. Notice of the time and place for holding a meeting shall be given to every director not less than 48 hours before the meeting is to be held; provided that notice shall not be required if the meeting is held immediately following an annual meeting of shareholders.

3.10

Voting. At all meetings of the board every matter shall be decided by a majority of the votes cast. In case of an equality of votes, the chair of the meeting shall not be entitled to a second or casting vote.

3.11

Remuneration of Directors. The directors shall be paid such remuneration for their services as the board may from time to time determine. The remuneration, if any, payable to a director who is also an officer or employee of the Corporation or who serves it in any professional capacity shall, unless the board otherwise directs, be in addition to such person’s salary as an officer or employee or to such person’s professional fees, as the case may be. The directors may also be paid their reasonable out-of-pocket expenses incurred in attending meetings of the directors, shareholders or committees of the board or otherwise in the performance of their duties.

ARTICLE 4

COMMITTEES

4.1

Executive or Planning Committee. The directors may appoint from among their number an executive or planning committee and delegate to the executive or planning committee any powers of the board, subject to any restrictions imposed from time to time by the board or by the Act. Meetings of the executive or planning committee may be held at any place within or outside Canada.

4.2

Audit Committee. The directors shall appoint from among their number an audit committee to be composed of not fewer than three directors, who shall not be officers or employees of the Corporation or any affiliate of the Corporation. The audit committee shall have the duties provided in the Act and may exercise such other duties and perform such other functions as may be determined by the board.

4.3	Other Committees. Subject to the Act, the directors may from time to time appoint such other committees with such duties as it may deem advisable.

4.4

Procedure. Subject to the Act and any restrictions imposed by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chair and to regulate its procedure.

ARTICLE 5

OFFICERS

5.1

Appointment. The board shall appoint a chief executive officer, a chief financial officer and a corporate secretary and shall elect or appoint a chair of the board who may serve in a non-executive capacity. The board may appoint a president, a vice chair, one or more executive, senior, assistant and/or other vice presidents, a treasurer and a controller and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. No person may hold the office of chair or vice chair unless that person is a director. The same person may hold more than one office, provided that the chief financial officer shall not be the chief executive officer on a permanent basis.

5.2

Chief Executive Officer. The chief executive officer shall have the general supervision of the business and affairs of the Corporation, subject to the direction of the board. In addition, the chief executive officer shall have the power to appoint an assistant controller, an assistant treasurer, an assistant corporate secretary and such division or business unit presidents and/or division or business unit vice presidents and such other divisional or business unit officers as the chief executive officer considers appropriate. Any such division or business unit presidents and division or business unit vice presidents are not, and shall not be, unless otherwise designated by the board, officers of the Corporation.

5.3

Chief Financial Officer. The chief financial officer shall (a) be responsible for keeping proper accounting records in compliance with the Act; (b) be responsible for the deposit of money, the safekeeping of securities and the disbursement of funds of the Corporation; and (c) have such other powers and duties as the board may specify.

5.4

Chief Operating Officer. The board may designate an officer as the chief operating officer. The chief operating officer shall have the general supervision of the operations of the Corporation, subject to the direction of the chief executive officer.

5.5

Chair. The chair shall preside at all meetings of the board and of shareholders and shall have such other powers and duties as the board may prescribe. If and whenever the chair is unable to act, the chair’s powers and duties shall devolve upon the vice chair, if appointed, or failing the vice chair, the chief executive officer.

5.6

Corporate Secretary. The corporate secretary shall attend and be the secretary of all meetings of the board and shareholders; shall give or cause to be given notices of such meetings; and shall be the custodian of the corporate seal and of the records and

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contracts, documents and other instruments of the Corporation except when some other person has been designated for that purpose by the board.

5.7

Other Powers and Duties. Every officer, except the chief executive officer and the chair, shall have such powers and duties as the board or the chief executive officer may prescribe in addition to the powers and duties provided by this by-law. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

5.8	Term of Office. Every officer appointed by the board shall hold office during the pleasure of the board.

ARTICLE 6

PROTECTION OF DIRECTORS AND OFFICERS

6.1

Limitation of Liability. No director or officer of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or any employee or for any liability or expense sustained or incurred by the Corporation in the execution of the duties of such director’s office, provided that nothing herein contained shall relieve any director or officer of any liability in contravention of the Act or any other applicable statute.

6.2

Indemnity and Insurance. Subject to the limitations contained in the Act but without limit to the right of the Corporation to indemnify any person under the Act or otherwise, the Corporation shall indemnify a director or officer, a former director or officer, and may indemnify an individual who acts or acted at the Corporation’s request as a director or officer or in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal or administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, if the individual:

(a)

acted honestly and in good faith with a view to the best interests of the Corporation, or as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

Subject to the limitations contained in the Act, the Corporation may purchase and maintain such insurance for the benefit of such persons referred to in this section as the board may from time to time determine.

ARTICLE 7

SHARES

7.1

Share Certificates. Share certificates shall be signed by the chair, the vice chair, the president or a vice president and by the corporate secretary or an assistant secretary and need not be under the corporate seal. Share certificates representing shares in respect of which a transfer agent has been appointed shall be countersigned manually by or on behalf of such transfer agent. The facsimile signature of such officers or, in the case of share certificates representing shares in respect of which a transfer agent has been appointed, of both of such officers, may be mechanically reproduced thereon. Share certificates so signed shall continue to be valid notwithstanding that one or both of the officers whose signature is mechanically reproduced thereon no longer holds office at the date of issue thereof.

7.2	Transfer Agent and Registrar. The board may appoint or remove a transfer agent or a registrar and one or more branch transfer agents or registrars for the shares of the Corporation.

ARTICLE 8

MEETING OF SHAREHOLDERS

8.1

Meetings. Meetings of shareholders shall be held at such place within or outside Canada as specified in the Corporation’s articles at such time and on such day as the board may determine. To the extent permitted by the Act, meetings of shareholders may be held entirely by means of a telephonic, electronic or other communication facility, including teleconferencing, video conferencing, computer link, webcasting and other similar means and any such meeting shall be deemed to be held at the registered office of the Corporation.

8.2

Notice of Meetings and Documentation. Notice of the time and place of a meeting of shareholders shall be sent not less than 21 days and not more than 60 days before the meeting to each shareholder entitled to vote at the meeting, to each director and to the auditor of the Corporation. Where there is more than one person registered as a shareholder in respect of any share

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or shares, such notice may be given to whichever of such persons is named first in the securities register of the Corporation and any notice so given shall be sufficient notice to all of them.

Notice of shareholder meetings or any notices or documents intended for shareholders may be given by any means permitted under the articles or by-laws of the Corporation or any other applicable law. In the event that it is impossible or impracticable for any reason whatsoever to give notice as otherwise permitted under the laws governing the Corporation, notice may be given by advertisement published once in a newspaper in such cities or places as the directors may from time to time determine.

8.3

Record Date of Notice. The board may fix in advance a record date preceding the date of any meeting of shareholders by not more than 60 days and not less than 21 days for the determination of the shareholders entitled to notice of, and vote at, the meeting, provided that notice of any such record date is given not less than 7 days before such record date in the manner provided in the Act. If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of, and to vote at, the meeting shall be the close of business on the day immediately preceding the day on which the notice is given.

8.4

Quorum. Two persons present and each entitled to vote thereat and representing either in their own right or by proxy or as the duly authorized representative of a corporate shareholder 25 per cent of the issued shares of the Corporation carrying voting rights at such time shall constitute a quorum at any meeting of shareholders.

8.5

Proxies. A shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the power conferred by the proxy. An instrument of proxy shall conform to the requirements of the Act and any requirements established by the board or shall be otherwise acceptable to the chair of the meeting at which the instrument of proxy is to be used. The decision of the chair of the meeting on any question regarding the validity or invalidity of any instruments of proxy and any questions as to the admission or rejection of a vote shall be conclusive and binding upon the shareholders. The chair of the meeting shall have the right to waive or extend any proxy deposit deadlines in his or her sole discretion.

8.6

Persons Entitled to be Present. The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat and such others who, although not entitled to vote thereat, are entitled or required to attend under the Act, the articles, the by-laws or applicable laws. Any other person may be permitted to attend a meeting of shareholders by the chair of the meeting or with the consent of the meeting.

8.7

Voting. Subject to the Act, the articles and any other applicable law, every matter at a meeting of shareholders shall be decided by a show of hands unless a ballot is required by the chair or demanded by any person entitled to vote. Upon a show of hands every person entitled to vote shall have one vote. After a vote by a show of hands has been taken the chair may still require or any person entitled to vote may still demand a ballot thereon. Whenever a vote by show of hands has been taken, unless a ballot is required or demanded, a declaration by the chair of the meeting that the vote upon the matter has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the result of the vote.

8.8

Electronic Voting. The board may determine that, in combination with other voting means, any vote of shareholders may also be held, in accordance with any regulations under the Act, by means of telephonic, electronic or other communication facility, if the Corporation makes available such a communication facility.

8.9

Votes to Govern. Unless otherwise required by the Act, the articles or any other applicable law, every matter at a meeting of shareholders shall be decided by a majority of the votes cast on the matter. In case of an equality of votes, either upon a show of hands or upon a poll, the chair of the meeting of shareholders shall not be entitled to a second or casting vote.

8.10

Ballots. If a ballot is required by the chair of the meeting or demanded by any person entitled to vote, a ballot upon the matter shall be taken in such manner as the chair of the meeting shall direct.

8.11

Scrutineers. At any meeting of the shareholders, one or more persons, who may be shareholders, may be appointed to serve as scrutineers at the meeting either by a resolution of the meeting or by the chair.

8.12

Adjournment. The chair of any meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place. The reconvened meeting following the adjournment shall be duly constituted if a quorum is present and if it is held in accordance with the terms of the adjournment. If there is no quorum present at the reconvened meeting following the adjournment, the original meeting shall be deemed to have terminated forthwith after its adjournment.

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8.13

Inquiries. The board or the chair of any meeting of shareholders may, but need not, at any time (including prior to, at, or subsequent to the meeting), ask questions of, and request the production of evidence from, a shareholder (including a beneficial owner), the transfer agent or such other person as the board or the chair considers appropriate for the purposes of determining a person’s share ownership position as at the relevant record date and authority to vote. For greater certainty, the board or the chair may, but need not, at any time:

(a)	inquire into the legal or beneficial share ownership of any person as at the relevant record date and the authority of any person to vote at the meeting; and

(b)	request from that person production of evidence as to such share ownership position and the existence of the authority to vote.

Any such inquiry or request by the board or the chair shall be responded to as soon as reasonably possible.

ARTICLE 9

NOTICES

9.1

Giving of Notice. Any notice or other document to be given or sent by the Corporation to a shareholder, director or officer or to the auditor of the Corporation or any other person may be given or sent by prepaid mail or by any electronic or other communication facility, or may be delivered personally to, the person to whom it is to be given or sent at the person’s latest address as shown in the records of the Corporation or its transfer agent or in any notice filed in accordance with the provisions of the Act. The board may establish, by resolution, procedures to give, deliver or send a notice or other document to the shareholders, directors, the auditor or other persons by any means permitted under the laws governing the Corporation or pursuant to the articles or by-laws of the Corporation. The accidental omission to give notice to any shareholder, director or officer or to the auditor or other persons or the non-receipt of any notice or any error in a notice not affecting the substance thereof shall not invalidate any action taken at any meeting called by such notice or otherwise founded thereon. Any notice with respect to any shares registered in more than one name may, if more than one address appears on the books of the Corporation in respect of such joint holding, be given the joint shareholders at any such address.

Subject to applicable laws, a notice or other document shall be deemed to have been given, delivered or sent:

(a)	when it is delivered personally or to the address recorded in the records or security register of the Corporation;

(b)	when it has been deposited in a post office or post office letter box; or

(c)	when it has been dispatched or delivered for dispatch by means of electronic or other communication facilities.

ARTICLE 10

DIVIDENDS AND OTHER RIGHTS

10.1	Dividends. Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation.

10.2

Record Date for Dividends and other Rights. For the purpose of determining the persons entitled to receive payment of any dividend or for any other purpose except the right to receive notice of or to vote at a meeting of shareholders, the board may fix in advance a date preceding the date for the particular action by not more than 60 days for the determination of such persons. Notice of such date shall be given not less than 7 days prior to such date:

(a)

by advertisement in a newspaper distributed in the place where the Corporation has its registered office and in each place in Canada where it has a transfer agent or where a transfer of its shares may be recorded; and

(b)	by written notice to each stock exchange in Canada on which the shares of the Corporation are listed for trading.

If no record date is so fixed, the record date for the determination of the shareholders entitled to receive payment of any dividend or for any other purpose except the right to receive notice of or to vote at a meeting of shareholders shall be at the close of business on the day on which the board passes the resolution relating thereto.

ARTICLE 11

GENERAL

11.1	Financial Year. The financial year of the Corporation shall end on the 31st day of December unless and until changed by the board.

11.2	Corporate Seal. The corporate seal shall bear the name of the Corporation and may bear such insignia as may be approved from time to time by the board.

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11.3

Execution of Instruments. Contracts, documents and other instruments requiring execution by the Corporation may be signed on behalf of the Corporation by such directors and officers of the Corporation as are authorized by the board from time to time. The board may, by resolution, establish certain protocols and authorities for the signing of contracts, documents and other instruments on behalf of the Corporation. In the absence of any specific board authority, the chief executive officer, as to any instruments pertaining solely to a division, business unit or sub-unit, may designate any divisional or business unit officers or employees to execute instruments, either solely, with another, or generally or specifically, on behalf of such division or business unit. Any signing officer may affix the corporate seal to any instrument requiring the same.

11.4

Banking. The bank accounts of the Corporation shall be kept with such banks or trust companies as the board may from time to time determine and the board may appoint the chief financial officer and treasurer to determine such banks or trust companies from time to time. The board may appoint any person or persons as authorized signatories on any such bank accounts as it may from time to time determine.

ARTICLE 12

DIVISIONS AND BUSINESS UNITS

12.1

Creation and Consolidation of Divisions and Business Units. The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions or business units upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the board may consider appropriate in each case. The board may also cause the business and operations of any such division or business unit to be further divided into sub-units and the business and operations of any such divisions, business units or sub-units to be consolidated upon such basis as the board may consider appropriate in each case.

12.2

Name of Division or Business Units. Any division, business unit or their sub-units may be designated by such name as the board may from time to time determine and may transact business, enter into contracts, sign cheques and other documents of any kind and do all acts and things under such name. Any such contract, cheque or document shall be binding upon the Corporation when signed in accordance with paragraph 11.3 as if it had been entered into or signed in the name of the Corporation.

ARTICLE 13

EFFECTIVE DATE AND REPEAL

13.1	Effective Date. This by-law shall come into force upon the date of the approval of the by-law by the board.

13.2

Repeal. The by-laws of the Corporation heretofore enacted are repealed. The repeal of such by-laws shall be without prejudice to any action taken or right acquired or obligation incurred thereunder. All directors, officers and other persons acting under any repealed by-law shall continue to act as if elected or appointed under the provisions of this by-law. All resolutions with continuing effect of the board, committees of the board and shareholders shall continue in effect except to the extent inconsistent with this by-law.

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EXHIBIT V

SUBSEQUENT AMENDMENT TO THE ARTICLES OF SOUTH BOW CORPORATION

A.	COMMON SHARES

The common shares of the Corporation shall entitle the holders thereof to vote, on the basis of one vote per common share, at all meetings of shareholders, except meetings at which only holders of another specified class of shares are entitled to vote, and shall, subject to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares and the Second Preferred Shares, whether as a class or a series, and to any other class or series of shares of the Corporation which rank prior to the common shares, entitle the holders thereof to receive (a) dividends if, as and when declared by the Board of Directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amount and payable at such times and at such place or places as the Board of Directors may from time to time determine and (b) the remaining property of the Corporation upon a dissolution.

B.	FIRST PREFERRED SHARES

The First Preferred Shares shall, as a class, carry and be subject to the rights, privileges, restrictions and conditions hereinafter set forth:

Issue In Series

1.

The directors of the Corporation may at any time and from time to time issue the First Preferred Shares in one or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors.

Limitation on Issue

2.

The directors of the Corporation may not issue any First Preferred Shares if, by doing so, the aggregate number of First Preferred Shares and Second Preferred Shares that would then be issued and outstanding would exceed 20 per cent of the aggregate number of common shares then issued and outstanding.

Provisions Attaching to the First Preferred Shares

3.

The First Preferred Shares of any series may have attached thereto rights, privileges, restrictions and conditions whether with regard to dividends (which, in the case of fixed dividends, shall in all cases be cumulative), voting, the right to convert such shares into common shares or otherwise including, without limiting the generality of the foregoing, the following kinds of rights, privileges, restrictions and conditions, namely with respect to: (a) the redemption and purchase of First Preferred Shares by the Corporation; (b) sinking funds or funds for purchase or redemption of First Preferred Shares; (c) payment of dividends on any other shares of the Corporation; (d) redemption, purchase or payment of any shares of the Corporation or any subsidiary of the Corporation; (e) the exercise by the Corporation of any election open to it to make any payments of corporation, income or other taxes; (f) subdivision, consolidation or reclassification of any shares of the Corporation; (g) borrowing by the Corporation or any subsidiary of the Corporation; (h) the creation or issue of any debt or equity securities by the Corporation or any subsidiary of the Corporation including the issue of any First Preferred Shares in addition to the First Preferred Shares at any time outstanding; (i) reduction of capital by the Corporation or any subsidiary of the Corporation; (j) retirement of notes, bonds or debentures or other indebtedness of the Corporation or any subsidiary of the Corporation; (k) conduct of the business of the Corporation or investment of its funds; (l) meetings of the holders of the First Preferred Shares; and (m) the right of holders of First Preferred Shares to convert or exchange such shares into shares of any class of the Corporation or into or for any other securities of the Corporation or into or for shares or securities of any other company.

Directors’ Resolutions

4.

The directors of the Corporation may, subject as hereinafter provided, by resolution fix from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to the First Preferred Shares of each series.

Return of Capital

5.

When any fixed cumulative dividends or amounts payable on a return of capital are not paid in full, the First Preferred Shares of all series shall participate rateably with all preferred shares, if any, which rank on a parity with the First Preferred Shares with respect to payment of dividends, in respect of such dividends, including accumulations, if any, in accordance with the sums which would be payable on the First Preferred Shares and such other preferred shares if all such dividends were declared and paid in full in accordance with their terms, and the First Preferred Shares shall participate rateably with all preferred shares, if any, which rank on a parity with the First Preferred Shares with respect to repayment of capital, in respect of any return of capital in accordance with the sums which would be payable on the First Preferred Shares and such other preferred shares on such return of capital if all sums so payable were paid in full in accordance with their terms.

C-A-38  |  TC Energy Management Information Circular 2024

Preferences

6.

The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series, and shall be entitled to preference with respect to payment of dividends over the common shares and over any other shares ranking junior to the First Preferred Shares with respect to payment of dividends and shall be entitled to preference with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs over the common shares and over any other shares ranking junior to the First Preferred Shares with respect to repayment of capital and may also be given such other preferences not inconsistent with the provisions hereof over the common shares and over any other shares ranking junior to the First Preferred Shares in any respect as may be determined in the case of each series of First Preferred Shares authorized to be issued.

Purchase for Cancellation

7.

Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series of First Preferred Shares, the Corporation may at any time or times purchase for cancellation (if obtainable) out of capital or otherwise the whole or any part of the First Preferred Shares of any one or more series outstanding from time to time in the market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of the said series of First Preferred Shares outstanding at the lowest price or prices at which in the opinion of the directors such shares are obtainable but not exceeding the price at which, at the date of purchase, such shares are redeemable, plus costs of purchase. If upon any invitation for tenders under the provisions of this section 6 more First Preferred Shares of any particular series are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at that price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of First Preferred Shares of such series so tendered by each of the holders of First Preferred Shares who submitted tenders at that price. From and after the date of purchase of any First Preferred Shares under the provisions of this section 6, the shares so purchased shall be cancelled.

Redemption

8.

Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, the Corporation, upon giving notice as hereinafter provided, may redeem out of capital or otherwise at any time the whole or from time to time any part of the then outstanding First Preferred Shares of any one or more series on payment for each share of such price or prices as may at the time be applicable to such series. Subject as aforesaid, in case a part only of the then outstanding First Preferred Shares of any particular series is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of the First Preferred Shares of such series shall decide or, if the directors so determine, may be redeemed pro rata disregarding fractions.

Procedure on Redemption

9.

Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, in any case of redemption of First Preferred Shares under the provisions of the foregoing section 7, the following provisions shall apply. The Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of First Preferred Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such First Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such shareholder at his address as it appears in the securities register maintained by or for the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder, provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and, if part only of the shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the First Preferred Shares to be redeemed the redemption price on presentation and surrender at the registered office of the Corporation or any other place designated in such notice of the certificates for the First Preferred Shares called for redemption. Such payment shall be made by cheque of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bankers for the time being in Canada. Such First Preferred Shares shall thereupon be redeemed and shall be cancelled. If a part only of the shares represented by any certificate be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date so specified for redemption, the First Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the

TC Energy Management Information Circular 2024 | C-A-39

foregoing provisions, in which case the rights of such holders shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any First Preferred Shares as aforesaid to deposit the redemption price of the shares so called for redemption, or of such of the said shares represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such First Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the First Preferred Shares in respect whereof such deposit shall have been made shall be cancelled and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the said certificates held by them respectively.

Rights to Subscribe to Other Securities

10.

The holders of the First Preferred Shares shall not as such be entitled as of right to subscribe for or purchase or receive any part of any issue of shares or bonds, debentures or other securities of the Corporation now or hereafter authorized otherwise than in accordance with the conversion, exchange or other rights, if any, which may from time to time attach to any series of the First Preferred Shares.

Rights to Attend and Vote at Shareholders’ Meetings

11.

Subject to the provisions of the Canada Business Corporations Act, and except as hereinafter provided, the holders of the First Preferred Shares shall not be entitled to receive notice of or attend any meeting of the shareholders of the Corporation and shall not be entitled to any vote at any such meeting. The holders of any particular series of First Preferred Shares will, if the directors so determine prior to the issuance of any such series, be entitled to such voting rights as may be determined by the directors if the Corporation fails to pay dividends on that series of First Preferred Shares for any period as may be so determined by the directors.

Amendments

12.

The provisions of sections 1 to 10, inclusive, the provisions of this section 11 and the provisions of the following section 12 may be repealed, altered, modified, amended or amplified only with the sanction of the holders of the First Preferred Shares given as hereinafter specified in addition to any other approval required by the Canada Business Corporations Act.

Sanction by Holders of First Preferred Shares

13.

The sanction of holders of the First Preferred Shares or of any series of the First Preferred Shares as to any and all matters referred to herein or as may otherwise be required by the Canada Business Corporations Act or the provisions relating to any particular series may, subject to the provisions applicable to such series, and subject to the provisions of the Canada Business Corporations Act, be given by resolution passed at a meeting of such holders duly called and held for such purpose at which the holders of at least a majority of the outstanding First Preferred Shares or series, as the case may be, are present or represented by proxy and carried by the affirmative vote of the holders of not less than 66 2/3 per cent of the First Preferred Shares or series, as the case may be, represented and voted at such meeting cast on a poll. If at any such meeting the holders of a majority of the outstanding First Preferred Shares or series, as the case may be, are not present or represented by proxy within half an hour after the time appointed for the meeting then the meeting shall be adjourned to such date being not less than 15 days later and to such time and place as may be appointed by the chairman and at least ten days notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of First Preferred Shares present or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of the holders of not less than 66 2/3 per cent of the First Preferred Shares represented and voted at such adjourned meeting cast on a poll shall constitute the sanction of the holders of First Preferred Shares or series referred to in this section 12. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such meeting or adjourned meeting every holder of First Preferred Shares shall be entitled to one vote in respect of each First Preferred Share held.

C.	SECOND PREFERRED SHARES

The Second Preferred Shares shall, as a class, carry and be subject to the rights, privileges, restrictions and conditions hereinafter set forth:

C-A-40  | TC Energy Management Information Circular 2024

Issue In Series

1.

The directors of the Corporation may at any time and from time to time issue the Second Preferred Shares in one or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors.

Limitation on Issue

2.

The directors of the Corporation may not issue any Second Preferred Shares if, by doing so, the aggregate number of First Preferred Shares and Second Preferred Shares that would then be issued and outstanding would exceed 20 per cent of the aggregate number of common shares then issued and outstanding.

Provisions Attaching to the Second Preferred Shares

3.

The Second Preferred Shares of any series may have attached thereto rights, privileges, restrictions and conditions whether with regard to dividends (which, in the case of fixed dividends, shall in all cases be cumulative), voting, the right to convert such shares into common shares or otherwise including, without limiting the generality of the foregoing, the following kinds of rights, privileges, restrictions and conditions, namely with respect to: (a) the redemption and purchase of Second Preferred Shares by the Corporation; (b) sinking funds or funds for purchase or redemption of Second Preferred Shares; (c) payment of dividends on any other shares of the Corporation; (d) redemption, purchase or payment of any shares of the Corporation or any subsidiary of the Corporation; (e) the exercise by the Corporation of any election open to it to make any payments of corporation, income or other taxes; (f) subdivision, consolidation or reclassification of any shares of the Corporation; (g) borrowing by the Corporation or any subsidiary of the Corporation; (h) the creation or issue of any debt or equity securities by the Corporation or any subsidiary of the Corporation including the issue of any Second Preferred Shares in addition to the Second Preferred Shares at any time outstanding; (i) reduction of capital by the Corporation or any subsidiary of the Corporation; (j) retirement of notes, bonds or debentures or other indebtedness of the Corporation or any subsidiary of the Corporation; (k) conduct of the business of the Corporation or investment of its funds; (l) meetings of the holders of the Second Preferred Shares; and (m) the right of holders of Second Preferred Shares to convert or exchange such shares into shares of any class of the Corporation or into or for any other securities of the Corporation or into or for shares or securities of any other company.

Directors’ Resolutions

4.

The directors of the Corporation may, subject as hereinafter provided, by resolution fix from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to the Second Preferred Shares of each series.

Liquidation, Dissolution or Winding-Up

5.

The Second Preferred Shares of all series shall rank junior to the First Preferred Shares with respect to priority in payment of dividends and with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and will be subject in all respects to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class and to each series of First Preferred Shares.

Return of Capital

6.

When any fixed cumulative dividends or amounts payable on a return of capital are not paid in full, the Second Preferred Shares of all series shall participate rateably with all preferred shares, if any, which rank on a parity with the Second Preferred Shares with respect to payment of dividends, in respect of such dividends, including accumulations, if any, in accordance with the sums which would be payable on the Second Preferred Shares and such other preferred shares if all such dividends were declared and paid in full in accordance with their terms, and the Second Preferred Shares shall participate rateably with all preferred shares, if any, which rank on a parity with the Second Preferred Shares with respect to repayment of capital, in respect of any return of capital in accordance with the sums which would be payable on the Second Preferred Shares and such other preferred shares on such return of capital if all sums so payable were paid in full in accordance with their terms.

Preferences

7.

The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series, and shall be entitled to preference with respect to payment of dividends over the common shares and over any other shares ranking junior to the Second Preferred Shares with respect to payment of dividends and shall be entitled to preference with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs over the common shares and over any other shares ranking junior to the Second Preferred Shares with respect to repayment of capital and may also be given such other preferences not inconsistent with the provisions hereof over the

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common shares and over any other shares ranking junior to the Second Preferred Shares in any respect as may be determined in the case of each series of Second Preferred Shares authorized to be issued.

Purchase for Cancellation

8.

Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series of Second Preferred Shares, the Corporation may at any time or times purchase for cancellation (if obtainable), out of capital or otherwise, the whole or any part of the Second Preferred Shares of any one or more series outstanding from time to time in the market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of the said series of Second Preferred Shares outstanding at the lowest price or prices at which in the opinion of the directors such shares are obtainable but not exceeding the price at which, at the date of purchase, such shares are redeemable, plus costs of purchase. If upon any invitation for tenders under the provisions of this section 7 more Second Preferred Shares of any particular series are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at that price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Second Preferred Shares of such series so tendered by each of the holders of Second Preferred Shares who submitted tenders at that price. From and after the date of purchase of any Second Preferred Shares under the provisions of this section 7, the shares so purchased shall be cancelled.

Redemption

9.

Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, the Corporation, upon giving notice as hereinafter provided, may redeem out of capital or otherwise at any time the whole or from time to time any part of the then outstanding Second Preferred Shares of any one or more series on payment for each share of such price or prices as may at the time be applicable to such series. Subject as aforesaid, in case a part only of the then outstanding Second Preferred Shares of any particular series is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of the Second Preferred Shares of such series shall decide or, if the directors so determine, may be redeemed pro rata disregarding fractions.

Procedure on Redemption

10.

Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, in any case of redemption of Second Preferred Shares under the provisions of the foregoing section 8, the following provisions shall apply. The Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Second Preferred Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Second Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such shareholder at his address as it appears in the securities register maintained by or for the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder, provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and, if part only of the shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares to be redeemed the redemption price on presentation and surrender at the registered office of the Corporation or any other place designated in such notice of the certificates for the Second Preferred Shares called for redemption. Such payment shall be made by cheque of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bankers for the time being in Canada. Such Second Preferred Shares shall thereupon be redeemed and shall be cancelled. If a part only of the shares represented by any certificate be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date so specified for redemption, the Second Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of such holders shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any Second Preferred Shares as aforesaid to deposit the redemption price of the shares so called for redemption, or of such of the said shares represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Second Preferred Shares called for redemption upon

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presentation and surrender to such bank or trust company of the certificates representing the same and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Second Preferred Shares in respect whereof such deposits shall have been made shall be deemed to be redeemed and shall be cancelled and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the said certificates held by them respectively.

Rights to Subscribe to Other Securities

11.

The holders of the Second Preferred Shares shall not as such be entitled as of right to subscribe for or purchase or receive any part of any issue of shares or bonds, debentures or other securities of the Corporation now or hereafter authorized otherwise than in accordance with the conversion, exchange or other rights, if any, which may from time to time attach to any series of the Second Preferred Shares.

Rights to Attend and Vote at Shareholders’ Meetings

12.

Subject to the provisions of the Canada Business Corporations Act, and except as hereinafter provided, the holders of the Second Preferred Shares shall not be entitled to receive notice of or attend any meeting of the shareholders of the Corporation and shall not be entitled to any vote at any such meeting. The holders of any particular series of Second Preferred Shares will, if the directors so determine prior to the issuance of any such series, be entitled to such voting rights as may be determined by the directors if the Corporation fails to pay dividends on that series of Second Preferred Shares for any period as may be so determined by the directors.

Amendments

13.

The provisions of sections 1 to 11, inclusive, the provisions of this section 12 and the provisions of the following section 13 may be repealed, altered, modified, amended or amplified only with the sanction of the holders of the Second Preferred Shares given as hereinafter specified in addition to any other approval required by the Canada Business Corporations Act.

Sanction by Holders of Second Preferred Shares

14.

The sanction of holders of the Second Preferred Shares or of any series of the Second Preferred Shares as to any and all matters referred to herein or as may otherwise be required by the Canada Business Corporations Act or the provisions relating to any particular series may, subject to the provisions applicable to such series, and subject to the provisions of the Canada Business Corporations Act, be given by resolution passed at a meeting of such holders duly called and held for such purpose at which the holders of at least a majority of the outstanding Second Preferred Shares or series, as the case may be, are present or represented by proxy and carried by the affirmative vote of the holders of not less than 66 2/3 per cent of the Second Preferred Shares or series, as the case may be, represented and voted at such meeting cast on a poll. If at any such meeting the holders of a majority of the outstanding Second Preferred Shares or series, as the case may be, are not present or represented by proxy within half an hour after the time appointed for the meeting then the meeting shall be adjourned to such date being not less than 15 days later and to such time and place as may be appointed by the chairman and at least ten days notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of Second Preferred Shares present or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of the holders of not less than 66 2/3 per cent of the Second Preferred Shares represented and voted at such adjourned meeting cast on a poll shall constitute the sanction of the holders of Second Preferred Shares or series referred to in this section 13. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such meeting or adjourned meeting every holder of Second Preferred Shares shall be entitled to one vote in respect of each Second Preferred Share held.

TC Energy Management Information Circular 2024 | C-A-43

EXHIBIT VI

SUBSEQUENT AMENDMENT TO THE ARTICLES OF TC ENERGY CORPORATION

A.	COMMON SHARES

The common shares of the Corporation shall entitle the holders thereof to one vote at all meetings of shareholders, except meetings at which only holders of another specified class of shares are entitled to vote, and shall, subject to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares and the Second Preferred Shares, whether as a class or a series, and to any other class or series of shares of the Corporation which rank prior to the common shares, entitle the holders thereof to receive (a) dividends if, as and when declared by the Board of Directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amount and payable at such times and at such place or places as the Board of Directors may from time to time determine and (b) the remaining property of the Corporation upon a dissolution.

B.	FIRST PREFERRED SHARES

The First Preferred Shares shall, as a class, carry and be subject to the rights, privileges, restrictions and conditions hereinafter set forth:

Issue In Series

1.

The directors of the Corporation may at any time and from time to time issue the First Preferred Shares in one or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors.

Provisions Attaching to the First Preferred Shares

2.

The First Preferred Shares of any series may have attached thereto rights, privileges, restrictions and conditions whether with regard to dividends (which, in the case of fixed dividends, shall in all cases be cumulative), voting, the right to convert such shares into common shares or otherwise including, without limiting the generality of the foregoing, the following kinds of rights, privileges, restrictions and conditions, namely with respect to: (a) the redemption and purchase of First Preferred Shares by the Corporation; (b) sinking funds or funds for purchase or redemption of First Preferred Shares; (c) payment of dividends on any other shares of the Corporation; (d) redemption, purchase or payment off of any shares of the Corporation or any subsidiary of the Corporation; (e) the exercise by the Corporation of any election open to it to make any payments of corporation, income or other taxes; (f) subdivision, consolidation or reclassification of any shares of the Corporation; (g) borrowing by the Corporation or any subsidiary of the Corporation; (h) the creation or issue of any debt or equity securities by the Corporation or any subsidiary of the Corporation including the issue of any First Preferred Shares in addition to the First Preferred Shares at any time outstanding; (i) reduction of capital by the Corporation or any subsidiary of the Corporation; (j) retirement of notes, bonds or debentures or other indebtedness of the Corporation or any subsidiary of the Corporation; (k) conduct of the business of the Corporation or investment of its funds; (l) meetings of the holders of the First Preferred Shares; and (m) the right of holders of First Preferred Shares to convert or exchange such shares into shares of any class of the Corporation or into or for any other securities of the Corporation or into or for shares or securities of any other company.

Directors’ Resolutions

3.

The directors of the Corporation may, subject as hereinafter provided, by resolution fix from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to the First Preferred Shares of each series.

Return of Capital

4.

When any fixed cumulative dividends or amounts payable on a return of capital are not paid in full, the First Preferred Shares of all series shall participate rateably with all preferred shares, if any, which rank on a parity with the First Preferred Shares with respect to payment of dividends, in respect of such dividends, including accumulations, if any, in accordance with the sums which would be payable on the First Preferred Shares and such other preferred shares if all such dividends were declared and paid in full in accordance with their terms, and the First Preferred Shares shall participate rateably with all preferred shares, if any, which rank on a parity with the First Preferred Shares with respect to repayment of capital, in respect of any return of capital in accordance with the sums which would be payable on the First Preferred Shares and such other preferred shares on such return of capital if all sums so payable were paid in full in accordance with their terms.

Preferences

5.

The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series, and shall be entitled to preference with respect to payment of dividends over the common shares and over any other shares ranking junior to the First Preferred Shares with respect to payment of dividends and shall be entitled to preference with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or

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involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs over the common shares and over any other shares ranking junior to the First Preferred Shares with respect to repayment of capital and may also be given such other preferences not inconsistent with the provisions hereof over the common shares and over any other shares ranking junior to the First Preferred Shares in any respect as may be determined in the case of each series of First Preferred Shares authorized to be issued.

Purchase for Cancellation

6.

Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series of First Preferred Shares, the Corporation may at any time or times purchase for cancellation (if obtainable) out of capital or otherwise the whole or any part of the First Preferred Shares of any one or more series outstanding from time to time in the market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of the said series of First Preferred Shares outstanding at the lowest price or prices at which in the opinion of the directors such shares are obtainable but not exceeding the price at which, at the date of purchase, such shares are redeemable, plus costs of purchase. If upon any invitation for tenders under the provisions of this section 6 more First Preferred Shares of any particular series are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at that price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of First Preferred Shares of such series so tendered by each of the holders of First Preferred Shares who submitted tenders at that price. From and after the date of purchase of any First Preferred Shares under the provisions of this section 6, the shares so purchased shall be cancelled.

Redemption

7.

Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, the Corporation, upon giving notice as hereinafter provided, may redeem out of capital or otherwise at any time the whole or from time to time any part of the then outstanding First Preferred Shares of any one or more series on payment for each share of such price or prices as may at the time be applicable to such series. Subject as aforesaid, in case a part only of the then outstanding First Preferred Shares of any particular series is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of the First Preferred Shares of such series shall decide or, if the directors so determine, may be redeemed pro rata disregarding fractions.

Procedure on Redemption

8.

Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, in any case of redemption of First Preferred Shares under the provisions of the foregoing section 7, the following provisions shall apply. The Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of First Preferred Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such First Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such shareholder at his address as it appears in the securities register maintained by or for the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder, provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and, if part only of the shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the First Preferred Shares to be redeemed the redemption price on presentation and surrender at the registered office of the Corporation or any other place designated in such notice of the certificates for the First Preferred Shares called for redemption. Such payment shall be made by cheque of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bankers for the time being in Canada. Such First Preferred Shares shall thereupon be redeemed and shall be cancelled. If a part only of the shares represented by any certificate be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date so specified for redemption, the First Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of such holders shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any First Preferred Shares as aforesaid to deposit the redemption price of the shares so called for redemption, or of such of the said shares represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the

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respective holders of such First Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the First Preferred Shares in respect whereof such deposit shall have been made shall be cancelled and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the said certificates held by them respectively.

Rights to Subscribe to Other Securities

9.

The holders of the First Preferred Shares shall not as such be entitled as of right to subscribe for or purchase or receive any part of any issue of shares or bonds, debentures or other securities of the Corporation now or hereafter authorized otherwise than in accordance with the conversion, exchange or other rights, if any, which may from time to time attach to any series of the First Preferred Shares.

Rights to Attend and Vote at Shareholders’ Meetings

10.

Subject to the provisions of the Canada Business Corporations Act, and except as hereinafter provided, the holders of the First Preferred Shares shall not be entitled to receive notice of or attend any meeting of the shareholders of the Corporation and shall not be entitled to any vote at any such meeting. The holders of any particular series of First Preferred Shares will, if the directors so determine prior to the issuance of any such series, be entitled to such voting rights as may be determined by the directors if the Corporation fails to pay dividends on that series of First Preferred Shares for any period as may be so determined by the directors.

Amendments

11.

The provisions of the foregoing sections 1 to 10, inclusive, the provisions of this section 11 and the provisions of the following section 12 may be repealed, altered, modified, amended or amplified only with the sanction of the holders of the First Preferred Shares given as hereinafter specified in addition to any other approval required by the Canada Business Corporations Act.

Sanction by Holders of First Preferred Shares

12.

The sanction of holders of the First Preferred Shares or of any series of the First Preferred Shares as to any and all matters referred to herein or as may otherwise be required by the Canada Business Corporations Act or the provisions relating to any particular series may, subject to the provisions applicable to such series, and subject to the provisions of the Canada Business Corporations Act, be given by resolution passed at a meeting of such holders duly called and held for such purpose at which the holders of at least a majority of the outstanding First Preferred Shares or series, as the case may be, are present or represented by proxy and carried by the affirmative vote of the holders of not less than 66 2/3 per cent of the First Preferred Shares or series, as the case may be, represented and voted at such meeting cast on a poll. If at any such meeting the holders of a majority of the outstanding First Preferred Shares or series, as the case may be, are not present or represented by proxy within half an hour after the time appointed for the meeting then the meeting shall be adjourned to such date being not less than 15 days later and to such time and place as may be appointed by the chairman and at least ten days notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of First Preferred Shares present or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of the holders of not less than 66 2/3 per cent of the First Preferred Shares represented and voted at such adjourned meeting cast on a poll shall constitute the sanction of the holders of First Preferred Shares or series referred to in this section 12. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such meeting or adjourned meeting every holder of First Preferred Shares shall be entitled to one vote in respect of each First Preferred Share held.

C.	SECOND PREFERRED SHARES

The Second Preferred Shares shall, as a class, carry and be subject to the rights, privileges, restrictions and conditions hereinafter set forth:

Issue in Series

1.

The directors of the Corporation may at any time and from time to time issue the Second Preferred Shares in one or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors.

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Provisions attaching to the Second Preferred Shares

2.

The Second Preferred Shares of any series may have attached thereto rights, privileges, restrictions and conditions whether with regard to dividends (which, in the case of fixed dividends, shall in all cases be cumulative), voting, the right to convert such shares into common shares or otherwise including, without limiting the generality of the foregoing, the following kinds of rights, privileges, restrictions and conditions, namely with respect to: (a) the redemption and purchase of Second Preferred Shares by the Corporation; (b) sinking funds or funds for purchase or redemption of Second Preferred Shares; (c) payment of dividends on any other shares of the Corporation; (d) redemption, purchase or payment of any shares of the Corporation or any subsidiary of the Corporation; (e) the exercise by the Corporation of any election open to it to make any payments of corporation, income or other taxes; (f) subdivision, consolidation or reclassification of any shares of the Corporation; (g) borrowing by the Corporation or any subsidiary of the Corporation; (h) the creation or issue of any debt or equity securities by the Corporation or any subsidiary of the Corporation including the issue of any Second Preferred Shares in addition to the Second Preferred Shares at any time outstanding; (i) reduction of capital by the Corporation or any subsidiary of the Corporation; (j) retirement of notes, bonds or debentures or other indebtedness of the Corporation or any subsidiary of the Corporation; (k) conduct of the business of the Corporation or investment of its funds; (l) meetings of the holders of the Second Preferred Shares; and (m) the right of holders of Second Preferred Shares to convert or exchange such shares of any class of the Corporation into or for any other securities of the Corporation or into or for shares or securities of any other company.

Directors’ Resolution

3.

The directors of the Corporation may, subject as hereinafter provided, by resolution fix from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to the Second Preferred Shares of each series.

Liquidation, Dissolution or Winding-Up

4.

The Second Preferred Shares of all series shall rank junior to the First Preferred Shares with respect to priority in payment of dividends and with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and will be subject in all respects to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class and to each series of First Preferred Shares.

Return of Capital

5.

When any fixed cumulative dividends or amounts payable on a return of capital are not paid in full, the Second Preferred Shares of all series shall participate rateably with all preferred shares, if any, which rank on a parity with the Second Preferred Shares with respect to payment of dividends, in respect of such dividends, including accumulations, if any, in accordance with the sums which would be payable on the Second Preferred Shares and such other preferred shares if all such dividends were declared and paid in full in accordance with their terms, and the Second Preferred Shares shall participate rateably with all preferred shares, if any, which rank on a parity with the Second Preferred Shares with respect to repayment of capital, in respect of any return of capital in accordance with the sums which would be payable on the Second Preferred Shares and such other preferred shares on such return of capital if all sums so payable were paid in full in accordance with their terms.

Preferences

6.

The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series, and shall be entitled to preference with respect to payment of dividends over the common shares and over any other shares ranking junior to the Second Preferred Shares with respect to payment of dividends and shall be entitled to preference with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary of involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs over the common shares and over any other shares ranking junior to the Second Preferred Shares with respect to repayment of capital and may also be given such other preferences not inconsistent with the provisions hereof over the common shares and over any other shares ranking junior to the Second Preferred Shares in any respect as may be determined in the case of each series of Second Preferred Shares authorized to be issued.

Purchase for Cancellation

7.

Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series of Second Preferred Shares, the Corporation may at any time or times purchase for cancellation (if obtainable), out of capital or otherwise, the whole or any part of the Second Preferred Shares of any one or more series outstanding from time to time in the market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of the said series of Second Preferred Shares outstanding at the lowest price or prices at which in the opinion of the directors such shares are obtainable but not exceeding the price at

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which, at the date of purchase, such shares are redeemable, plus costs of purchase. If upon any invitation for tenders under the provisions of this section 7 more Second Preferred Shares of any particular series are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at that price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Second Preferred Shares of such series so tendered by each of the holders of Second Preferred Shares who submitted tenders at that price. From and after the date of purchase of any Second Preferred Shares under the provisions of this section 7, the shares so purchased shall be cancelled.

Redemption

8.

Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, the Corporation, upon giving notice as hereinafter provided, may redeem out of capital or otherwise at any time the whole or from time to time any part of the then outstanding Second Preferred Shares of any one or more series on payment for each share of such price or prices as may at the time be applicable to such series. Subject as aforesaid, in case a part only of the then outstanding Second Preferred Shares of any particular series is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of the Second Preferred Shares of such series shall decide or, if the directors so determine, may be redeemed pro rata disregarding fractions.

Procedure on Redemption

9.

Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, in any case of redemption of Second Preferred Shares under the provisions of the foregoing section 8, the following provisions shall apply. The Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Second Preferred Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Second Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such shareholder at his address as it appears in the securities register maintained by or for the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder, provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and, if part only of the shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares to be redeemed the redemption price on presentation and surrender at the registered office of the Corporation or any other place designated in such notice of the certificates for the Second Preferred Shares called for redemption. Such payment shall be made by cheque of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bankers for the time being in Canada. Such Second Preferred Shares shall thereupon be redeemed and shall be cancelled. If a part only of the shares represented by any certificate be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date so specified for redemption, the Second Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of such holders shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any Second Preferred Shares as aforesaid to deposit the redemption price of the shares so called for redemption, or of such of the said shares represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Second Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Second Preferred Shares in respect whereof such deposits shall have been made shall be deemed to be redeemed and shall be cancelled and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the said certificates held by them respectively.

Rights to Subscribe to Other Securities

10.

The holders of the Second Preferred Shares shall not as such be entitled as of right to subscribe for or purchase or receive any part of any issue of shares or bonds, debentures or other securities of the Corporation now or hereafter authorized otherwise

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than in accordance with the conversion, exchange or other rights, if any, which may from time to time attach to any series of the Second Preferred Shares.

Rights to Attend and Vote at Shareholders’ Meetings

11.

Subject to the Canada Business Corporations Act, and except as hereinafter provided, the holders of the Second Preferred Shares shall not be entitled to receive notice of or attend any meeting of the shareholders of the Corporation and shall not be entitled to any vote at any such meeting. The holders of any particular series of Second Preferred Shares will, if the directors so determine prior to the issuance of any such series, be entitled to such voting rights as may be determined by the directors if the Corporation fails to pay dividends on that series of Second Preferred Shares for any period as may be so determined by the directors.

Amendments

12.

The provisions of sections 1 to 11, inclusive, the provisions of this section 12 and the provisions of the following section 13 may be repealed, altered, modified, amended or amplified only with the sanction of the holders of the Second Preferred Shares given as hereinafter specified in addition to any other approval required by the Canada Business Corporations Act.

Sanction by Holders of Second Preferred Shares

13.

The sanction of holders of the Second Preferred Shares or of any series of the Second Preferred Shares as to any and all matters referred to herein or as may otherwise be required by the Canada Business Corporations Act or the provisions relating to any particular series may, subject to the provisions applicable to such series, and subject to the Canada Business Corporations Act, be given by resolution passed at a meeting of such holders duly called and held for such purpose at which the holders of at least a majority of the outstanding Second Preferred Shares or series, as the case may be, are present or represented by proxy and carried by the affirmative vote of the holders of not less than 66 2/3 per cent of the Second Preferred Shares or series, as the case may be, represented and voted at such meeting cast on a poll. If at any such meeting the holders of a majority of the outstanding Second Preferred Shares or series, as the case may be, are not present or represented by proxy within half an hour after the time appointed for the meeting then the meeting shall be adjourned to such date being not less than 15 days later and to such time and place as may be appointed by the chairman and at least ten days notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of Second Preferred Shares present or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of the holders of not less than 66 2/3 per cent of the Second Preferred Shares represented and voted at such adjourned meeting cast on a poll shall constitute the sanction of the holders of Second Preferred Shares or series referred to in this section 13. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such original or adjourned meeting every holder of Second Preferred Shares shall be entitled to one vote in respect of each Second Preferred Share held.

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Schedule D – Fairness Opinion

April 10, 2024

The Board of Directors of TC Energy Corporation

450 1 St SW

Calgary, Alberta

T2P5H1

Members of the Board of Directors:

We understand that TC Energy Corporation (“TC Energy” or the “Company”) is proposing to undertake a separation, to be effected by way of statutory plan of arrangement (the “Transaction”) under section 192 of the Canada Business Corporations Act, which would divide the Company into two publicly-traded energy companies – a new liquids-focused midstream infrastructure company that will be named South Bow Corporation (“South Bow”) and a natural gas-focused midstream infrastructure company that will continue as TC Energy Corporation (“Remain-Co”).

We understand that pursuant to the Transaction:

a)

each issued and outstanding common share of TC Energy as of the Distribution Record Date will be exchanged for one New TC Energy Common Share and 0.2 of a South Bow Common Share (such New TC Energy Common Shares and South Bow Common Shares to be received pursuant to such exchange collectively referred to as the “Consideration”); and

b)

the completion of the Transaction will be conditional upon, among other things, approval by at least two thirds of the votes cast by the holders (the “Shareholders”) of common shares of TC Energy who are present in person or represented by proxy at a special meeting (the “Meeting”) relating to the Transaction.

The above description is summary in nature. The terms and conditions of the Transaction will be described in a Management Information Circular (the “Circular”) that will be delivered to the Shareholders in connection with the Meeting. Certain capitalized terms used in this Opinion (as defined below) that are not otherwise defined in this letter have the meanings set out in the Circular.

Evercore Group, L.L.C. (“Evercore”, “we”, “us” or “our”) was first contacted by the Company in respect of the Transaction on June 8, 2023. By letter agreement dated July 26, 2023 (the “Engagement Agreement”), the Company retained Evercore to act as a financial advisor to the Board of Directors of the Company (the “Board”) in connection with the Transaction. Pursuant to the Engagement Agreement, the Board has requested that we prepare and deliver our written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration to be received by Shareholders pursuant to the Transaction.

Evercore is a global independent investment banking firm, providing advisory services on a full range of matters, including mergers, sales, acquisitions, leveraged buyouts, joint ventures, strategic, defense and shareholder advisory. Evercore has been a financial advisor in a significant number of transactions globally involving public and private companies in various industry sectors and has

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extensive experience in rendering fairness opinions in connection with mergers and other transactions.

This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Canadian Investment Regulatory Organization (“CIRO”) but the CIRO has not been involved in the preparation or review of this Opinion.

In connection with rendering our Opinion, we have, among other things:

(i)	reviewed the press release of the Company dated July 27, 2023 relating to the Transaction;

(ii)	reviewed a draft of the arrangement agreement to be dated April 10, 2024 among TC Energy, South Bow and South Bow Pipelines Ltd (the “Arrangement Agreement”);

(iii)

reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant, including the Annual Report for the year ended December 31, 2023 and Quarterly Reports for the quarters ended June 30, 2023 and September 30, 2023;

(iv)

reviewed certain non-public historical and projected financial and operating data and assumptions relating to TC Energy, South Bow and Remain-Co prepared and furnished to us by management of the Company;

(v)	reviewed the private letter ruling from the Internal Revenue Service;

(vi)	reviewed the market price and trading activity of the shares of TC Energy;

(vii)

reviewed certain public information and analysis, prospectuses, annual reports, management information circulars, press releases and quarterly reports relating to the business, operations, financial performance and trading history of other selected companies;

(viii)	reviewed selected relevant reports published by equity research analysts, credit rating analysts and industry sources regarding TC Energy and other publicly-traded entities;

(ix)

discussed with management of the Company their assessment of the past and current operations of the Company, the current financial condition of the Company, the prospects of TC Energy, South Bow and Remain-Co and the historical and projected financial and operating data and assumptions relating to TC Energy, South Bow and Remain-Co (including management’s views of the risks and uncertainties of achieving such projections);

(x)	performed discounted cash flow analyses on TC Energy, South Bow and Remain-Co based on forecasts and other data provided by management of TC Energy;

(xi)	compared the financial performance of TC Energy, South Bow and Remain-

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Co utilizing forecasts and other data provided by management of TC Energy with the trading performance (including equity market trading multiples) of other publicly traded partnerships and companies that we deemed relevant; and

(xii)	performed such other analyses and examinations, held such other discussions, reviewed such other information and considered such other factors and information that we deemed appropriate.

For purposes of our analysis and Opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information), and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. Our Opinion is conditional upon such accuracy and completeness. With respect to the projected financial and operating data referred to above, we have assumed with the Company’s consent that such data has been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of TC Energy as to the future financial performance of TC Energy, South Bow and Remain-Co under the assumptions reflected therein. We express no view as to any projected financial or operating data or any judgments, estimates or assumptions on which they are based. To the best of our knowledge, we have not been denied access by the Company to any information under the Company’s control requested by us.

For purposes of our analysis and opinion,, we have assumed, in all respects material to our analysis, that the executed Arrangement Agreement will not differ from the draft Arrangement Agreement reviewed by us, that the representations and warranties of each party contained in the Arrangement Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Arrangement Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver or modification thereof. We have further assumed, in all respects material to our analysis, that all governmental, regulatory, or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on TC Energy, South Bow or Remain-Co or the consummation of the Transaction or reduce the contemplated benefits to the Shareholders of the Transaction.

We have not conducted a physical inspection of the properties or facilities of TC Energy, South Bow or Remain-Co and have not made or assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off balance sheet assets and liabilities) of TC Energy, South Bow and Remain-Co, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of TC Energy, South Bow and Remain-Co under any provincial, state or federal laws relating to bankruptcy, insolvency or similar matters. Our Opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, monetary, market, regulatory and other conditions and circumstances as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this Opinion and that we do not have any obligation to update, revise or reaffirm this Opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the Shareholders, from a financial point of view, of the Consideration. We do not express any view on, and our Opinion does not address, the fairness of the Transaction to, or

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any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Consideration or otherwise. We have not been asked to, nor do we express any view on, and our Opinion does not address, any other term or aspect of the Arrangement Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any term or aspect of any other agreement or instrument contemplated by the Arrangement Agreement or entered into or amended in connection with the Arrangement Agreement. Our Opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. We do not express any view on, and our Opinion does not address, the prices at which the securities of TC Energy, South Bow or Remain-Co will trade at any time, including following announcement or consummation of the Transaction. In arriving at our Opinion, we were not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of the common shares of the Company or any business combination or other extraordinary transaction involving the Company. Our Opinion does not constitute a recommendation to the Board or to any other persons in respect of the Transaction, including as to how any Shareholders should vote or act in respect of the Transaction. We are not expressing any opinion as to the potential effects of volatility in the credit, financial and stock markets on TC Energy, South Bow or Remain-Co or the Transaction or as to the impact of the Transaction on the solvency or viability of TC Energy, South Bow or Remain-Co or the ability of TC Energy, South Bow or Remain-Co to pay their respective obligations when they come due.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the Company or any of its assets or securities and our Opinion should not be construed as such, nor have we been requested to identify, solicit, consider or develop any potential alternatives to the Transaction. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters and this Opinion does not address any such matters.

We have acted as financial advisor to the Board in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon rendering this Opinion, regardless of the conclusion reached herein. None of the fees payable to Evercore in connection with its engagement are contingent on the completion of the Transaction or any other transaction. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. Neither Evercore nor its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta) or the rules made thereunder) of TC Energy or its associates or affiliates (collectively, the “Interested Parties”). During the two year period prior to the date hereof, Evercore and its affiliates have not been engaged to provide financial advisory or other services to any of the Interested Parties and we have not received any compensation from the Company during such period. Except in respect of the Engagement Agreement, there are no understandings, agreements or commitments between Evercore and any of the Interested Parties with respect to future business dealings. We may provide financial advisory or other services to TC Energy,

TC Energy Management Information Circular 2024 | D-4

South Bow and Remain-Co and their respective affiliates in the future and in connection with any such services we may receive compensation.

Evercore and its affiliates engage in a wide range of activities for its and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore and its affiliates and/or its or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to TC Energy, South Bow and Remain-Co and their respective affiliates or persons that are competitors, customers or suppliers of TC Energy, South Bow and Remain-Co.

The preparation of an opinion is a complex process and is not necessarily amenable to partial analysis or summary. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. We believe that our analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by us, without considering all factors and analyses together, could create an incomplete or misleading view of the process underlying our Opinion.

Our financial advisory services and this Opinion are provided for the information and benefit of, the Board (in its capacity as such) in connection with its evaluation of the Transaction. The issuance of this Opinion has been approved by an Opinion Committee of Evercore.

This Opinion is provided solely for the benefit of the Board (in its capacity as such), and is not on behalf of, and shall not confer rights or remedies upon, any Shareholder, securityholder, creditor or any other person other than the Board or be used or relied upon for any other purpose. This Opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except the Company may reproduce this Opinion in full, and include a summary thereof (in a form acceptable to us), in any document that is required to be filed with the CIRO and required to be mailed by the Company to its shareholders relating to the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by Shareholders pursuant to the Transaction is fair, from a financial point of view, to Shareholders.

D-5  | TC Energy Management Information Circular 2024

Very truly yours,

EVERCORE GROUP L.L.C.

By:
Raymond B. Strong III
Senior Managing Director

TC Energy Management Information Circular 2024 | D-6

Schedule E – Interim Order

(Attached)

E-1  | TC Energy Management Information Circular 2024

COURT FILE NUMBER	2401-04743

COURT	COURT OF KING’S BENCH OF ALBERTA

JUDICIAL CENTRE	CALGARY

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, RSC 1985, c C-44, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING TC ENERGY CORPORATION, THE HOLDERS OF COMMON SHARES OF TC ENERGY CORPORATION, AND SOUTH BOW CORPORATION

APPLICANT	TC ENERGY CORPORATION

RESPONDENT	NOT APPLICABLE

DOCUMENT	INTERIM ORDER

ADDRESS FOR SERVICE AND CONTACT INFORMATION OF PARTY FILING THIS DOCUMENT

BLAKE, CASSELS & GRAYDON LLP

3500, 855 – 2nd Street S.W.

Calgary, Alberta T2P 4J8

Attention:   David Tupper

       Brendan MacArthur-Stevens

       Connor Vaandering

Telephone:   403-260-9722

       403-260-9603

       403-260-9668

Email:     david.tupper@blakes.com

       brendan.macarthur-stevens@blakes.com

       connor.vaandering@blakes.com

Reference:   88902/101

DATE ON WHICH ORDER WAS PRONOUNCED:	April 9, 2024

NAME OF JUDGE WHO MADE THIS ORDER:	Justice L.K. Harris

LOCATION OF HEARING:	Calgary Courts Centre

TC Energy Management Information Circular 2024 | E-2

UPON the Originating Application (the “Originating Application”) of TC Energy Corporation (“TC Energy”);

AND UPON reading the Originating Application, the Affidavit of Annesley Wallace, affirmed on April 1, 2024 (the “Interim Order Affidavit”), and the documents referred to in it;

AND UPON being advised that notice of the Originating Application has been given to the Director (the “CBCA Director”) appointed under section 260 of the Canada Business Corporations Act, RSC 1985, c C-44, as amended (the “CBCA”), and that the CBCA Director has confirmed receipt of the Originating Application;

AND UPON being advised that TC Energy intends to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act of 1933, as amended, with respect to the securities to be issued pursuant to the Arrangement (as defined herein) based on the Court’s final approval of the Arrangement;

AND UPON HEARING from counsel for TC Energy;

FOR THE PURPOSES OF THIS ORDER:

All references to “Arrangement” used in this Order (the “Interim Order”) shall mean the arrangement described in the Plan of Arrangement attached as Appendix “A” to the Arrangement Agreement, which is attached as Schedule “C” to the Management Information Circular of TC Energy (the “Information Circular”) to be sent to holders of common shares of TC Energy, which is attached as Exhibit “1” to the Interim Order Affidavit.

IT IS HEREBY ORDERED THAT:

General

1.	As prescribed by this Interim Order, TC Energy shall seek approval of the Arrangement as described in the Information Circular, in the manner set out below.

2.	The time for filing and service of the Originating Application and the Interim Order Affidavit is abridged and service is deemed good and sufficient.

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The Meeting

3.

TC Energy shall call and conduct an Annual and Special Meeting (the “Meeting”) of the holders of record of common shares of TC Energy (the “Shareholders”). The Meeting shall occur virtually, using a live audio webcast, on June 4, 2024 at 8:00 a.m. Mountain Time.

4.

At the Meeting, the Shareholders will consider and vote on, among other things, a special resolution, the full text of which is set out in Schedule “A” of the Information Circular, to approve the Arrangement pursuant to section 192 of the CBCA. Pursuant to the Arrangement, among other things, the Shareholders of record as of the close of business on a date to be determined by TC Energy (the “Distribution Record Date”) will receive one newly issued common share of TC Energy and 0.2 of a common share in a new public company called “South Bow Corporation” (“South Bow”) in exchange for each common share of TC Energy held (the “Arrangement Resolution”).

5.

A quorum for the Meeting will be two Shareholders entitled to vote at the Meeting, either personally present or represented by their appointed proxyholders, who together hold or represent not less than 25% of the outstanding common shares of TC Energy entitled to vote at the Meeting.

6.	If a quorum is not present at the opening of the Metting, the Meeting shall be adjourned to a fixed time and place and no other business may be transacted.

7.	Each Shareholder is entitled to vote their common shares at the Meeting on the Arrangement Resolution and any other matter to be considered at the Meeting.

8.

The record date for Shareholders shall be April 16, 2024 (the “Record Date”). Only Shareholders of record at the close of business on the Record Date will be entitled to receive notice of, and to vote at, the Meeting.

9.

The Meeting shall be called, held, and conducted in accordance with the applicable provisions of the CBCA, the articles and by-laws of TC Energy in effect at the relevant time, the Information Circular, the rulings and directions of the Chair of the Meeting, this Interim Order, and any other orders of this Court. If there is inconsistency between this Interim Order and the CBCA or the articles and by-laws of TC Energy, the terms of this Interim Order shall govern.

TC Energy Management Information Circular 2024 | E-4

10.

TC Energy shall be entitled to change the format of the Meeting from a virtual-only meeting to a “hybrid” meeting for any reason that it deems appropriate and at any time in advance of the opening of the Meeting. If TC Energy changes the format of the Meeting to a “hybrid” meeting, Shareholders will be able to attend the meeting virtually or in-person at a place determined by TC Energy. A “hybrid” meeting format shall not remove or limit in any way the ability of Shareholders to attend the meeting virtually, as contemplated by the Information Circular.

11.

If TC Energy changes the format of the Meeting to a “hybrid” meeting, TC Energy shall not be required to amend any of the Meeting materials, including the Information Circular, form of proxy (“Proxy Form”), voting instruction form (“VIF”), notice of the Meeting (“Notice of Meeting”) and notice of Originating Application (“Notice of Originating Application”). TC Energy may provide notice of a change to the format of the Meeting from virtual-only to “hybrid” by the method and in the time most reasonably practicable in the circumstances as determined by TC Energy and that notice shall be deemed sufficient.

12.	The Meeting shall be deemed to be the 2024 Annual General Meeting of South Bow and shall meet the requirements of South Bow’s by-laws.

Conduct of the Meeting

13.

The only persons entitled to attend the Meeting shall be the Shareholders or their authorized proxy holders, and TC Energy’s directors and officers, auditors, legal counsel, and those other persons who are permitted to attend by the Chair of the Meeting.

14.	The number of votes required to pass the Arrangement Resolution shall be at least two-thirds (66.67 per cent) of the votes cast by Shareholders present or represented by proxy at the Meeting.

15.

To be valid, proxies must be deposited with TC Energy or its service providers, including Morrow Sodali (Canada) Ltd., in the way described in the Information Circular by 8:00 a.m. Mountain Time on May 31, 2024, or, if the Meeting is adjourned or postponed, by 48 hours prior to the commencement of the reconvened Meeting, excluding weekends and statutory holidays from the counting of time. TC Energy may, at its sole discretion, waive the proxy-related deadlines outlined in the Information Circular, if the Chair of the Meeting determines that it is advisable to do so.

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16.	A proxy that is properly completed and received, but which does not contain voting instructions or appoint a proxyholder, shall be deemed to be voted in favour of the Arrangement Resolution.

17.	A proxy that has been properly completed and received may only be revoked as follows:

(a)	By attending and voting at the Meeting in accordance with the process outlined in the Information Circular;

(b)	By completing and depositing a new proxy form in accordance with the requirements outlined in the Information Circular; or

(c)	By delivering a written statement revoking the proxy in accordance with the requirements outlined in the Information Circular.

18.	The accidental failure to give notice of the Meeting, or a failure to receive that notice by any Shareholder, shall not invalidate any resolution passed or proceedings taken at the Meeting.

19.

TC Energy is authorized to adjourn or postpone the Meeting on one or more occasions, for a period or periods of time that TC Energy deems advisable, without the need to first convene the Meeting or obtain any vote of the Shareholders on the adjournment or postponement. Notice of that adjournment or postponement may be given by any method that TC Energy determines is appropriate in the circumstances.

20.

If the Meeting is adjourned, any resolution in respect of which a vote shall have been taken at the Meeting prior to such adjournment shall, for all purposes, be deemed to have been conclusively decided in accordance with such vote and no further proceedings in respect thereof shall be required to be taken at the rescheduled Meeting or otherwise.

21.

If the Meeting is adjourned or postponed, the references to the Meeting in this Interim Order shall be deemed to be references to the rescheduled Meeting. The Record Date shall not change because of any adjournment or postponement of the Meeting.

Amendments to the Arrangement

22.	TC Energy is authorized to make such amendments, revisions, or supplements to the Arrangement as it may determine are necessary or desirable, provided that those

TC Energy Management Information Circular 2024 | E-6

amendments, revisions, or supplements are made in accordance with and in the manner contemplated by the Plan of Arrangement and the Arrangement Agreement. The Arrangement as so amended, revised, or supplemented shall be deemed to be the Arrangement submitted to the Meeting and the subject of the Arrangement Resolution, without any requirement to return to this Court to amend this Interim Order.

Amendments to Meeting Materials

23.

TC Energy is authorized to make such amendments, revisions, or supplements (“Additional Information”) to the Information Circular, Proxy Form, VIF, Notice of Meeting, and Notice of Originating Application, if any, as it may determine. TC Energy may disclose such Additional Information, including material changes, by the method and in the time most reasonably practicable in the circumstances as determined by TC Energy. Without limiting the generality of this, if any material change or material fact arises between the date of this Interim Order and the date of the completion of the Arrangement, which if known prior to the delivery of the Information Circular would have been required to be disclosed in the Information Circular, then:

(a)

TC Energy shall advise the Shareholders of the material change or material fact by issuing a press release in accordance with applicable securities laws and the policies of the Toronto Stock Exchange; and

(b)

Provided that that press release describes the applicable material change or material fact in reasonable detail, TC Energy shall not be required to deliver an amendment to the Information Circular or otherwise give notice to the Shareholders of the material change or material fact.

Notice

24.

The materials for the Meeting, including the Information Circular, Proxy Form, VIF, Notice of Meeting, Notice of Originating Application, and any other communications or documents deemed necessary by TC Energy (collectively, the “Meeting Materials”), shall be sent to the Shareholders, the directors, and auditors of TC Energy and the CBCA Director as follows:

(a)	In the case of Shareholders, a notice explaining how to access the Meeting Materials electronically and how to request a paper copy at no charge, together

E-7  | TC Energy Management Information Circular 2024

with a Proxy Form or VIF, as applicable, will be sent by mail to each Shareholder at their address, as shown on the books and records of TC Energy as of the Record Date. The following Shareholders will receive a paper copy of the Meeting Materials:

(i)	Those who have already provided instructions that they prefer to receive a paper copy;

(ii)	Employees of TC Energy’s U.S. affiliate who own TC Energy common shares through the U.S. affiliate’s 401(k) retirement plans; and

(iii)	Those whose brokers receive materials through Computershare Investor Services, Inc.;

(b)	In the case of the directors and auditors of TC Energy, the Meeting Materials shall be sent in a way and on a date prior to the Meeting that TC Energy deems reasonable in the circumstances; and

(c)

In the case of the CBCA Director, the Meeting Materials shall be sent by email to ic.corporationscanada.ic@ised-isde.gc.ca, by courier, or by hand delivery addressed to the CBCA Director, at least three business days prior to the date of the Meeting.

25.	Delivery of the Meeting Materials in the way directed by this Interim Order shall be deemed to be good and sufficient service.

26.

TC Energy may provide notice of the Distribution Record Date by the method and in the time most reasonably practicable in the circumstances as determined by TC Energy and that notice shall be deemed sufficient for purposes of the CBCA.

Final Application

27.

Subject to any further orders of this Court, and provided that the Shareholders approve the Arrangement in the way directed by this Court, TC Energy may proceed with an Application for a Final Order approving the Arrangement (the “Final Order”). That Application will occur on June 4, 2024 at 3:30 p.m. Mountain Time at the Calgary Courts Centre, or at some other date, time, and location permitted by this Court. Subject to

TC Energy Management Information Circular 2024 | E-8

the Final Order and to the issuance of the Certificate of Arrangement, TC Energy, South Bow, all Shareholders, and all other persons affected by the Arrangement will be bound by the Arrangement in accordance with its terms.

28.

Any Shareholder, or other interested party (an “Interested Party”), wishing to appear and make submissions at the Application for the Final Order is required to file with this Court a notice of intention to appear (“Notice of Intention to Appear”). The Notice of Intention to Appear must include the following:

(a)	The Interested Party’s physical address for service or, alternatively, an email address for service;

(b)	Information about whether the Interested Party intends to support or oppose the Application for the Final Order;

(c)	Information about whether the Interested Party intends to make submissions at the Application for the Final Order;

(d)	A summary of the position that the Interested Party intends to advocate before the Court; and

(e)	Any evidence or materials that are to be presented to the Court by the Interested Party.

29.	A filed copy of any Notice of Intention to Appear must be served on TC Energy’s legal counsel at the address for service listed on this Interim Order by 5:00 p.m. Mountain Time on May 15, 2024.

30.

If the Application for the Final Order is adjourned, the only parties that shall receive notice of the rescheduled Application are those parties appearing before this Court as part of the original Application for the Final Order and any Interested Party that has already served a Notice of Intention to Appear in accordance with the requirements of this Interim Order.

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Leave to Vary Interim Order

31.	TC Energy is entitled at any time to seek leave to vary this Interim Order on such terms and with such notice as this Court may direct.

Justice of the Court of King’s Bench of Alberta

TC Energy Management Information Circular 2024 | E-10

Schedule F – Information Concerning South Bow Post-Arrangement

NOTICE TO READER	F-2
FORWARD-LOOKING INFORMATION	F-3
NON-GAAP MEASURES	F-4
MARKET DATA AND INDUSTRY DATA	F-4
GLOSSARY	F-5
CORPORATE STRUCTURE	F-6
Incorporation	F-6
Intercorporate Relationships	F-6
DESCRIPTION OF THE BUSINESS	F-7
Overview of South Bow’s Business	F-7
Liquids Pipelines	F-8
Keystone Pipeline System	F-9
Intra-Alberta Pipeline Systems	F-11
Regulation of the Liquids Pipelines Business	F-11
Business Environment	F-12
Supply Outlook	F-12
Demand Outlook	F-12
Strategic Priorities	F-13
Customer Profile	F-13
Three-Year History	F-14
Competitive Conditions	F-15
Economic Cycles/Seasonality	F-16
Economic Dependence	F-16
Changes to Contracts	F-16
Health, Safety, Sustainability, Environmental Protection and Social Policies	F-16
Specialized Skill and Knowledge	F-19
Employees	F-19
Risk Factors	F-20
HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION	F-34
Financial Statements	F-34
Pro Forma Consolidated Capitalization	F-35
Issuance of Debt Securities	F-35
Credit Facilities	F-35
MANAGEMENT’S DISCUSSION AND ANALYSIS	F-35
DESCRIPTION OF CAPITAL STRUCTURE	F-35
Authorized Capital	F-35
South Bow Common Shares	F-36

South Bow First Preferred Shares	F-36
South Bow Second Preferred Shares	F-36
Dividends and Distributions	F-37
Prior Sales	F-37
Market For Securities	F-37
Options to Purchase Securities	F-37
PRINCIPAL SHAREHOLDERS	F-37
DIRECTORS AND EXECUTIVE OFFICERS	F-37
Directors	F-38
Director Biographies	F-39
Board Committees	F-42
Executive Officers	F-42
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	F-43
Indebtedness of Directors and Officers	F-43
Conflicts of Interest	F-43
DIRECTOR AND EXECUTIVE COMPENSATION	F-44
CORPORATE GOVERNANCE	F-44
The South Bow Board	F-44
South Bow Audit Committee	F-48
South Bow Governance and Risk Committee	F-49
South Bow Safety and Operational Excellence Committee	F-49
South Bow Human Resources Committee	F-49
STOCK EXCHANGE LISTING	F-49
PROMOTER	F-50
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	F-50
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	F-50
AUDITORS, TRANSFER AGENT AND REGISTRARS	F-50
MATERIAL CONTRACTS	F-50
INTEREST OF EXPERTS	F-50
FINANCIAL STATEMENTS DISCLOSURE	F-51
APPENDIX A CHARTER OF THE SOUTH BOW BOARD OF DIRECTORS	F-A-1
APPENDIX B CHARTER OF THE SOUTH BOW AUDIT COMMITTEE	F-B-1

F-1 | TC Energy Management Information Circular 2024

Notice to Reader

As at the date of this Circular, South Bow has not carried on any active business and, at all times prior to the Effective Date, South Bow will have no assets or liabilities, will conduct no operations and will not have issued any shares. Upon completion of the Arrangement, South Bow will be an independent, public corporation. South Bow’s sole business following the completion of the Arrangement will be carrying on the Liquids Pipelines business currently carried on by TC Energy. Unless otherwise indicated, the disclosure in this Schedule F has been prepared assuming that the Arrangement has been completed as described in the body of this Circular and that the historical business of South Bow is the Liquids Pipelines business carried on by TC Energy prior to the completion of the Arrangement. In particular, the disclosure in respect of the business, assets and liabilities of South Bow contained in this Schedule F is presented on the basis that the Arrangement has been completed. The Carve-Out Financial Statements, which are included in Schedule H to this Circular, have, unless otherwise indicated, been derived from the historical consolidated financial statements of TC Energy for each of the relevant periods. Information included in this Schedule F derived from the Carve-Out Financial Statements is presented on a carve-out basis from such historical consolidated financial statements of TC Energy for the relevant periods. South Bow’s unaudited pro forma financial statements as of and for the year ended December 31, 2023 assume the completion of the Arrangement, and are included in Schedule I to this Circular. South Bow’s unaudited pro forma financial statements should be read in conjunction with: (a) the TC Energy Annual Financial Statements, as specifically incorporated by reference in this Circular; (b) the TC Energy Annual MD&A, as specifically incorporated by reference in this Circular; and (c) the Carve-Out Financial Statements, along with the corresponding management’s discussion and analysis thereon (the Carve-Out MD&A) set out in Schedule H to this Circular. See Information Concerning TC Energy Prior to the Arrangement – Documents Incorporated by Reference in the body of this Circular.

Unless otherwise defined herein, all capitalized words and phrases used in this Schedule F have the meanings given to such words and phrases in the Glossary in the body of this Circular.

This Schedule F is limited to a description of South Bow and the business, assets and liabilities being transferred to South Bow as part of the Arrangement. Accordingly, the information set forth in this summary does not address all of the information that may be important to you as a shareholder and you are urged to review the more detailed information contained elsewhere in, or incorporated by reference into, this Circular, of which this Schedule F forms a part.

In order to facilitate the incorporation and organization of South Bow, three employees of TC Energy were appointed to the initial South Bow Board to serve on an interim basis. Unless otherwise indicated, references herein to the programs, policies, procedures, practices, guidelines, mandates and plans (collectively, the Programs and Policies) of South Bow refer, in each case, to the Programs and Policies of South Bow which are expected to be formally adopted and ratified by the South Bow Board subsequent to the Arrangement becoming effective. For purposes of this Schedule F, unless otherwise indicated, we have assumed that the Programs and Policies will be substantially similar to the applicable programs and policies presently in place at TC Energy and, unless otherwise indicated, the disclosure in respect thereof contained in this Schedule F is presented on the assumption that the Programs and Policies have been formally adopted and ratified by the South Bow Board in such form. Notwithstanding the foregoing, prior to the formal adoption and ratification of each of the Programs and Policies by the South Bow Board, it is expected that the South Bow Board will review and adjust such Programs and Policies to the extent necessary to ensure that the specific requirements of South Bow and its operations are met. Accordingly, the disclosure contained in this Schedule F in respect of such Programs and Policies remains subject to revision prior or subsequent to the Effective Date.

Unless stated otherwise, all dollar amounts are in Canadian dollars.

Unless otherwise indicated, all financial statements have been prepared in accordance with U.S. GAAP. The financial information included in this Schedule F has been extracted or derived from financial statements prepared in accordance with U.S. GAAP.

TC Energy Management Information Circular 2024 | F-2

Forward-Looking Information

This Schedule F contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words like anticipate, expect, believe, may, will, should, estimate, intend or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding South Bow and its subsidiaries, including management’s assessment of South Bow’s and its subsidiaries’ future plans and financial outlook.

The forward-looking information in this document includes, but is not limited to:

•	the anticipated effects of the Arrangement;
•	statements concerning the completion and proposed terms of, and matters relating to, the Arrangement and the expected timing related thereto;
•	the tax treatment of the Arrangement and certain related transactions;
•	South Bow’s status as a reporting issuer and registrant following completion of the Arrangement;
•	the Programs and Policies of South Bow following completion of the Arrangement, including the systems used to implement such policies;
•	the expected operations, financial results and condition of South Bow following the Arrangement;
•	South Bow’s future objectives, strategies and capital program and the methods it expects to employ to achieve those objectives and to implement such strategies and capital program;
•	expectations relating to the Blackrod Connection Project;
•	the future prospects and growth opportunities of South Bow as an independent corporation;
•	the listing of the South Bow Common Shares on the TSX and NYSE;
•	any market created for South Bow Common Shares;
•	the estimated cash flow, earnings, capitalization and adequacy thereof to support, among other things, South Bow’s dividend and capital growth initiatives following the Arrangement;
•	the business environment of the Liquids Pipelines business, including expected crude oil supply and demand levels and the sources thereof generally, and in relation to the WCSB, in particular;
•	expected industry, market and economic conditions, including their expected impact on South Bow’s customers and suppliers;
•	South Bow’s competitive position and business prospects;
•	factors affecting South Bow’s financial results;
•	expected sources of environmental risks;
•	South Bow’s contract profile;
•	intentions with respect to the compensation of South Bow’s directors and officers;
•	the establishment of a dividend reinvestment and share purchase plan by South Bow;
•	South Bow’s future reporting currency;
•	South Bow’s intentions with respect to future debt financings;
•	South Bow’s intentions with respect to future issuances of South Bow First Preferred Shares and South Bow Second Preferred Shares; and
•	the capital structure, directors and executive officers, compensation arrangements, board committee composition and corporate governance practices, auditors and transfer agent, and the material contracts of South Bow.

Such forward-looking information is based on certain key assumptions and is subject to risks and uncertainties, including but not limited to:

•	the ability of TC Energy and South Bow to satisfy conditions precedent and obtain approvals required for the Arrangement, including with respect to the Tax Rulings, on satisfactory terms and in a timely manner;
•	the benefits of the Arrangement being realized;
•	the prices of and market for the South Bow Common Shares following the completion of the Arrangement;
•	the tax consequences of the Arrangement and certain related transactions;
•	compliance by TC Energy and South Bow with the terms and conditions of the Arrangement Agreement;
•	South Bow’s ability to procure transition services with respect to the Liquids Pipelines business;
•	South Bow’s ability to operate effectively as an independent public company;
•	realization of expected benefits from acquisitions, divestitures and energy transition;
•	South Bow’s ability to successfully implement its strategic priorities, and whether they will yield the expected benefits;
•	South Bow’s ability to implement a capital allocation strategy aligned with maximizing shareholder value;
•	the operating performance and integrity of South Bow’s liquids pipelines assets;
•	the amount of capacity sold and rates achieved in South Bow’s liquids pipeline business;
•	the supply and demand for crude oil;
•	production levels within supply basins;
•	South Bow’s reputation with key stakeholders;

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•	the performance of key officers, employees and consultants;
•	South Bow becoming a foreign private issuer on or shortly after the completion of the Arrangement and maintaining such status thereafter;
•	construction and completion of capital projects;
•	cost, availability of and inflationary pressures on labour, equipment and materials;
•	the availability and market prices of commodities;
•	access to capital markets on competitive terms;
•	interest, tax and foreign exchange rates;
•	performance and credit risk of South Bow’s counterparties;
•	regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims;
•	outcomes related to the Milepost 14 incident and certain existing variable toll disputes on the Keystone Pipeline;
•	performance by TC Energy, South Bow, SBPL, as applicable, and the other parties thereto, of their respective obligations under the Separation Agreement, the Transition Services Agreement, the Tax Matters Agreement and the Employee Matters Agreement;
•	South Bow’s ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment;
•	competition in the businesses in which South Bow operates;
•	unexpected or unusual weather;
•	acts of civil disobedience;
•	cyber security and technological developments;
•	sustainability-related risks;
•	impact of energy transition on South Bow’s business;
•	economic conditions in North America as well as globally;
•	global health crises, such as pandemics and epidemics and the impacts related thereto; and
•	other risks, uncertainties and factors, many of which are beyond the control of South Bow, and some of which are discussed under Risk Factors in this Schedule F.

As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose.

Reference is made to Forward-Looking Information in the body of this Circular for additional information regarding forward-looking statements. The forward-looking statements contained in this Schedule F are expressly qualified in their entirety by the foregoing and the cautionary statements set forth in the body of this Circular under Forward-Looking Information. Except as required by law, neither TC Energy nor

South Bow updates forward-looking statements due to new information or future events.

Non-GAAP Measures

This Schedule F references comparable EBITDA which is a non-GAAP measure. This measure does not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities.

Refer to the information under the heading Non-GAAP measures in the Carve-out MD&A, included as Schedule H to this Circular for more information about comparable EBITDA, including a reconciliation of comparable EBITDA to the most directly comparable GAAP measure, earnings (losses).

Market Data and Industry Data

This Schedule F contains statistical data, market research and industry forecasts that were obtained from third-party sources, industry publications, and publicly available information. TC Energy believes that the market and industry data presented throughout this Schedule F are accurate and, with respect to data prepared by TC Energy or on its behalf, that its estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and industry data presented throughout this Schedule F is not guaranteed and TC Energy makes no representation as to the accuracy of such information. Although TC Energy believes it to be reliable, it has not independently verified any of the data from third-party sources referred to in this Schedule F, or analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying economic and other assumptions relied upon by such sources or makes any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Market and industry data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey.

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Glossary

The following is a glossary of certain terms used in this Schedule F.

“AER” means the Alberta Energy Regulator.

“Blackrod Project” has the meaning given to it under the heading Description of the Business – Liquids Pipelines – Blackrod Connection Project.

“Carve-Out MD&A” has the meaning given to it under the heading Notice to Reader.

“CFTC” means the U.S. Commodity Futures Trading Commission.

“COBE” has the meaning given to it under the heading Description of the Business – Health, Safety, Sustainability, Environmental Protection – Social Policies.

“DOT” means the U.S. Department of Transportation.

“FTC” means the U.S. Federal Trade Commission.

“ICA” means the U.S. Interstate Commerce Act.

“IPC” means International Petroleum Corporation.

“Keystone” has the meaning given to it under the heading Description of the Business – Liquids Pipelines – Keystone Pipeline System.

“Motiva” means Motiva Enterprises LLC.

“NAFTA” means the North American Free Trade Agreement.

“NI 52-110” means National Instrument 52-110 – Audit Committees.

“OMS” has the meaning given to it under the heading Description of the Business – Health, Safety, Sustainability, Environmental Protection – Health, Safety and Asset Integrity.

“ONEOK” means ONEOK, Inc.

“PADD 2” means the Midwest Petroleum Administration for Defense District.

“PADD 3” means the Gulf Coast Petroleum Administration for Defense District.

“PHMSA” means the U.S. Pipeline and Hazardous Materials Safety Administration.

“Programs and Policies” has the meaning given to it under the heading Notice to Reader.

“South Bow Audit Committee” means the Audit Committee of the South Bow Board.

“South Bow Board Charter” means the charter of the South Bow Board.

“South Bow Debt Securities” has the meaning given to it under the heading Historical and Pro Forma Consolidated Financial Information – Issuance of Debt Securities.

“South Bow Financial Statements” has the meaning given to it under the heading Historical and Pro Forma Consolidated Financial Information – Financial Statements – Financial Statements for South Bow.

“South Bow First Preferred Shares” means the first preferred shares of South Bow.

“South Bow Governance and Risk Committee” means the Governance & Risk Committee of the South Bow Board.

“South Bow Pro Forma Financial Statements” has the meaning given to it under the heading Historical and Pro Forma Consolidated Financial Information – Financial Statements – Pro Forma Financial Statements for South Bow.

“South Bow Safety and Operational Excellence Committee” means the Safety and Operational Excellence Committee of the South Bow Board.

“South Bow Second Preferred Shares” means the second preferred shares of South Bow.

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Corporate Structure

INCORPORATION

South Bow Corporation was incorporated on December 15, 2023 under the CBCA in order to carry out the Arrangement. South Bow has not carried on any active business and, at all times prior to the Effective Date, South Bow will have no assets or liabilities, will conduct no operations and will not have issued any shares. South Bow’s head and registered office is currently located at 450 – 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1.

As of the date of this Circular, South Bow’s authorized share capital is comprised of an unlimited number of South Bow Common Shares and an unlimited number of preferred shares, issuable in series. The articles of South Bow will undergo a series of amendments pursuant to the Plan of Arrangement in order to facilitate the transactions contemplated thereby. Upon the completion of the Arrangement, South Bow will be authorized to issue: (a) an unlimited number of South Bow Common Shares; and (b) South Bow First Preferred Shares and South Bow Second Preferred Shares in an amount not to exceed, in aggregate, 20 per cent of the number of issued and outstanding South Bow Common Shares. See The Arrangement – Details of the Arrangement in the body of this Circular for further details.

INTERCORPORATE RELATIONSHIPS

The following diagram presents the name and jurisdiction of incorporation, continuance or formation of the principal subsidiaries of South Bow upon the completion of the Arrangement. Each of the subsidiaries shown is expected to have total assets that exceed 10 per cent of the consolidated assets of South Bow or revenues that exceed 10 per cent of the consolidated revenues of South Bow, in each case, at the time the Arrangement is completed. South Bow will beneficially own, control or direct, directly or indirectly, 100 per cent of the voting shares or units in each of these subsidiaries.1

1 Calculated on the basis of the Carve-Out Financial Statements. As of December 31, 2023, TC Energy’s liquids marketing business was consolidated into a single entity, TransCanada Liquids Marketing Ltd. However, it is expected that, prior to the Effective Date, the U.S. and Canadian liquids marketing businesses carried on by TransCanada Liquids Marketing Ltd. will be transferred to South Bow Marketing USA Ltd. and South Bow Marketing Canada Ltd., respectively. Entity names included herein reflect those in effect as of the date of this Circular; however, it is expected that, in connection with the Arrangement, certain of such entities will undergo a name change to reflect the “South Bow” corporate name.

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Description of the Business

South Bow is not currently a reporting issuer in any province or territory of Canada (or the equivalent thereof in any other jurisdiction) and the South Bow Common Shares are not currently listed on any stock exchange. If the Arrangement is completed, it is expected that South Bow will be a reporting issuer in each of the provinces and territories of Canada and a registrant subject to the U.S. Exchange Act. TC Energy has applied to list on the TSX the South Bow Common Shares to be issued pursuant to the Arrangement and issuable under the South Bow Stock Option Plan. Listing is subject to the approval of the TSX in accordance with its original listing requirements. The TSX has not conditionally approved such application and there is no assurance that the TSX will approve such application. Additionally, TC Energy has applied to list on the NYSE the South Bow Common Shares to be issued pursuant to the Arrangement and issuable under the South Bow Stock Option Plan. Listing on the NYSE will be subject to South Bow fulfilling all of the listing requirements of the NYSE. It is a condition precedent to the completion of the Arrangement under the terms of the Arrangement Agreement that TC Energy receive: (a) the conditional approval of the TSX in respect of the above listing application, subject only to compliance with the usual requirements of the TSX; and (b) the approval of the NYSE in respect of the above listing application, subject to notice of issuance. TC Energy will not proceed with the Arrangement without receiving such approvals. See Description of Capital Structure – Market for Securities in this Schedule F and Stock Exchange Listings in the body of this Circular.

Upon completion of the Arrangement, South Bow will own and operate the Liquids Pipelines business.

OVERVIEW OF SOUTH BOW’S BUSINESS

South Bow’s business consists of crude oil pipeline and terminal assets that safely transport crude oil primarily from the WCSB and Cushing market hub to the U.S. Midwest and Gulf Coast. South Bow also offers ancillary services, including storage at terminals, which provides customers with increased receipt and delivery optionality. In addition to its crude oil pipeline and terminal assets, South Bow conducts marketing activities through a non-regulated marketing entity.

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LIQUIDS PIPELINES

Spanning 4,900 km (3,045 mi), South Bow’s network of pipelines is uniquely and strategically positioned, connecting stable oil production in the WCSB to world-class refineries in the U.S. Midwest (PADD 2) and Gulf Coast (PADD 3) markets.

South Bow’s liquids pipelines assets provide pipeline transportation services to customers predominantly supported by long-term contracts with fixed monthly payments that are linked to contracted throughput volumes, providing certainty and generating stable earnings over the contract term. In 2023, South Bow’s business generated comparable EBITDA of $1,457 million and earnings of $1,011 million, of which 88 per cent was supported by committed contracts with high-quality creditworthy customers. The EBITDA-weighted average remaining term on South Bow’s transportation service agreements is approximately 8.7 years with 96 per cent of counterparty exposure to investment-grade companies.

These long-term contracts provide for the recovery of development costs, with operating and maintenance costs primarily recovered through a variable flow-through toll. This contracting profile generally insulates South Bow’s business against market fluctuations and commodity price volatility, and is expected to provide South Bow with a stable source of cash flow to support its dividend and capital growth initiatives.

Revenues from liquids pipelines are generated mainly from providing customers with firm capacity, take-or-pay arrangements to transport crude oil. The performance obligation in these contracts is the reservation of a specified amount of transportation capacity of crude oil on a monthly basis. Revenues earned from these arrangements are recognized ratably over the term of the contract regardless of the actual amount of crude oil that is transported. South Bow does not take ownership of the crude oil that it transports under these transportation contracts.

Uncontracted pipeline capacity is offered to the market on a monthly uncommitted basis and also through periodic open seasons, in accordance with regulatory requirements, which provides opportunities for South Bow to generate incremental earnings.

South Bow has an interest in the following pipelines:

Pipeline	Length	Description	Ownership
Keystone	4,327-km (2,689-mile)	Transports crude oil from Hardisty, Alberta to U.S. markets at Wood River and Patoka, Illinois, Cushing, Oklahoma and the U.S. Gulf Coast.	100%
Marketlink		Transports crude oil from Cushing, Oklahoma to the U.S. Gulf Coast on facilities that form part of Keystone.	100%
Grand Rapids	460-km (286-mile)	Transports crude oil from the producing area northwest of Fort McMurray, Alberta to the Edmonton/Heartland, Alberta market region.	50%
White Spruce	72-km (45-mile)	Transports crude oil from Canadian Natural Resources Limited’s Horizon facility in northeast Alberta to the Grand Rapids pipeline.	100%
HoustonLink	15-km (9-mile)	Connects Keystone and Marketlink to ONEOK’s East Houston terminal. ONEOK operates the HoustonLink Pipeline.	50%
Port Neches	6-km (4-mile)	Transports crude oil from Keystone and other liquids terminals in the Port Arthur, Texas area to the Motiva terminal in Port Neches, Texas.	74.9%
Blackrod Connection	25-km (16-mile)	Upon completion, will provide a connection from IPC’s Blackrod Project to transport crude oil to the Grand Rapids Pipeline System and a 25-km (16-mile) natural gas supply pipeline connecting to TC Energy’s NGTL system.	100%

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KEYSTONE PIPELINE SYSTEM

Keystone Pipeline

The Keystone Pipeline (Keystone) is a 4,327-km (2,689-mile), 30 to 36-inch crude oil pipeline system, traversing three Canadian provinces and eight U.S. states. Keystone safely transports crude oil exported from western Canada to various delivery points in the U.S. Midwest and Gulf Coast. Keystone is able to transport over 600,000 Bbl/d of crude oil. Keystone operates in both Canada and the U.S. and it is subject to the common carrier obligations imposed by the CER and the FERC, respectively.

Keystone has negotiated a fixed/variable rate toll structure with its shippers, providing South Bow with long-term certainty of cash flow. Recovery of the initial capital investment was fixed on a long-term committed basis, while actual operating and maintenance costs are recovered through the variable toll. Keystone is required by the CER to reserve six per cent of its nominal capacity to uncommitted (spot) shippers. Spot tolls are adjusted based on market indicators to maintain competitiveness and offered on a monthly basis.

Keystone was built out over four phases as follows and as shown on the map to the right:

•	Phase 1: 2,988-km (1,857-mile) section from Hardisty, Alberta, to Steele City, Nebraska, and onward to Wood River and Patoka, Illinois (Wood River / Patoka Leg) where it delivers to Mid Continent refineries and the Patoka trading hub.

•	Phase 2 (Cushing Extension): 479-km (298-mile) section from Steele City, Nebraska, to Cushing, Oklahoma, for delivery into the Cushing trading hub.

•	Phase 3 (Gulf Coast Extension): 782-km (486-mile) section from Cushing, Oklahoma, to Nederland, Port Arthur, and Sour Lake, Texas.

•	Phase 4 (Houston Lateral): 78-km (48-mile) Houston Lateral to Houston, Texas, enabling deliveries to the Houston Tank Terminal, refineries, trading hubs and export terminals.

Keystone TSAs

Keystone is supported by 585,000 Bbl/d of committed contracts and 92 per cent of those commitments are with shippers who are either rated investment grade by at least one of S&P or Moody’s or whose parent entity is rated investment grade by at least one of S&P or Moody’s.

Credit Profile	Volume-Weighted Term (years)	Contract Volume (Bbl/d)

Investment Grade	7.7	540,000

Non-Investment Grade / Not Rated / Unrated	6.8	45,000

Total Contracted Volumes	7.7	585,000

With a volume-weighted remaining contract term of approximately eight years, South Bow expects earnings stability through the short-to-medium term. South Bow has line-of-sight to be able to execute on its high-quality set of growth opportunities, which is expected to further strengthen its competitive position in advance of re-contracting for the long-term. Keystone has the most direct path with the shortest transit times from Hardisty, Alberta, to the U.S. Gulf Coast, providing it with an existing competitive advantage. South Bow will take a focused and diligent approach to identifying, progressing and executing on growth opportunities,

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which include expanding or extending its premium corridor to add incremental market connections. For these reasons, South Bow believes it will be able to successfully compete for contracts over the long-term.

Marketlink

Marketlink provides crude oil transportation services from Cushing, Oklahoma to the U.S. Gulf Coast, through its lease of capacity on the U.S. Gulf Coast segment of Keystone. Marketlink’s lease payments are calculated in accordance with the lease and based on its proportional share of U.S. Gulf Coast capacity.

Marketlink is complementary to Keystone as it enables increased utilization of U.S. Gulf Coast segment capacity while ensuring Keystone customers maintain their right to capacity, and through the lease, reduces the operating costs for all Keystone customers, enabling South Bow to offer its customers a more competitive toll. Marketlink operates as a common carrier pipeline and is regulated by the FERC.

Port Neches Link

South Bow owns a 74.9 per cent interest in Port Neches Link, a joint venture with Motiva. The 6-km (4-mile), 36-inch, Port Neches Link pipeline is strategically located in a heavily congested area of energy infrastructure enabling last-mile connectivity for Keystone and Marketlink shippers to Motiva’s 630,000 Bbl/d Port Arthur refinery—North America’s largest refinery. The Port Neches pipeline also includes facilities that connect additional liquids terminals in the Port Arthur area to Motiva’s refinery. The Port Neches Link pipeline is a common carrier pipeline regulated by the Railroad Commission of Texas.

HoustonLink

South Bow owns a 50 per cent interest in HoustonLink, a joint venture with Magellan Midstream Partners L.P., an affiliate of ONEOK. The 15-km (9-mile), 24-inch HoustonLink pipeline provides a connection between Keystone, Marketlink and ONEOK’s East Houston terminal. HoustonLink is a common carrier pipeline regulated by the Railroad Commission of Texas. ONEOK is the operator of HoustonLink.

Terminal Assets

To facilitate the delivery of its customers’ products to key markets, South Bow owns and operates over 7.5 million barrels of crude oil storage at facilities located in Alberta, Oklahoma and Texas. These assets play an important role in the operation and competitiveness of South Bow’s liquids pipelines network and provide South Bow with the opportunity to generate incremental revenue by leasing tank space to customers, providing them with market optionality. Contractual arrangements associated with storage are typically fixed fee, term contracts.

Tank Terminal	Capacity (Bbls)

Hardisty	2.2 million

Cushing	3.3 million

Houston	1.4 million

MacKay & Heartland	0.7 million

Liquids Marketing

South Bow’s liquids marketing business provides customers with a variety of crude oil marketing services, including transportation, storage and logistics, primarily through the purchase and sale of physical crude oil. This business contracts for capacity on South Bow’s assets as well as third-party owned pipelines and tank terminals. The Liquids Marketing team periodically engages in hedging activities to minimize commodity risk exposure by utilizing financial instruments and derivative contracts.

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INTRA-ALBERTA PIPELINE SYSTEMS

South Bow currently owns and operates two intra-Alberta pipelines as shown on the map to the right. South Bow’s intra-Alberta pipelines are regulated by the AER.

Grand Rapids Pipeline System

Jointly owned by South Bow and PetroChina Canada Ltd., with a 50 per cent interest each, the 460-km (286-mile), 20-inch Grand Rapids Pipeline System plays a key role in connecting oil sands production to terminals in the Edmonton and Heartland refining and trading hubs.

White Spruce Pipeline System

The 72-km (45-mile), 20-inch White Spruce Pipeline System provides safe transportation and market access for growing volumes of crude oil produced in Alberta’s oil sands region. White Spruce is designed to transport crude oil produced at Canadian Natural Resources Limited’s Horizon Oil Sands Facility in northeast Alberta to Grand Rapids.

Blackrod Connection Project

The Blackrod Connection Project is designed to provide both liquids and natural gas transportation infrastructure to support IPC’s proposed Blackrod Steam Assisted Gravity Drainage facility (the Blackrod Project). South Bow is proposing to develop and build a 25-km (16-mile), 12-inch crude oil pipeline and a 25-km (16-mile), 16-inch natural gas pipeline from the Blackrod Project to the existing Grand Rapids Pipeline System.

Project Status and Expected Timeline

Date	Action

Q3 2023	Engagement commenced.

Q2 2024	Application submitted to AER.

Q2 2024	Subject to regulatory approval, commence site preparatory work.

Q3 2024	Commence facility construction.

Q4 2024	Commence pipeline construction.

2025	Anticipated in-service date.

REGULATION OF THE LIQUIDS PIPELINES BUSINESS

Canada

The CER regulates the terms and conditions of service, including rates, construction and operation of the Canadian portion of Keystone. The CER also subjects liquids pipelines to common carrier obligations. The rates for transportation service on Keystone are calculated in accordance with a methodology agreed to in transportation service agreements between Keystone and its customers, as approved by the CER.

The AER regulates South Bow’s White Spruce and Grand Rapids pipelines and matters related to rates and services by the Alberta Utilities Commission. Rates and services are regulated on a complaint basis.

Rate-regulated accounting is not applicable to South Bow’s liquids pipelines as the regulators’ decisions regarding operations and tolls on the liquids pipeline systems generally do not have an impact on timing of recognition of revenues and expenses.

United States

In the U.S., regulated interstate liquids pipelines are subject to the federal authority of the FERC, PHMSA and various U.S. state authorities. These entities regulate the construction, operation and abandonment of pipeline infrastructure.

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The FERC regulates the transportation service of South Bow’s liquids pipeline systems and oversees the reasonableness of its tolls. The siting and construction of pipeline facilities are regulated by the specific state regulator in which the pipeline facilities are located.

PHMSA, an agency of the DOT, oversees safety for pipeline construction, operation, and maintenance including the U.S. portion of Keystone.

Liquids pipeline projects that cross federal lands or waters of the U.S. require additional federal permits.

Cross-Border Regulation

Liquids pipelines that cross the international border between Canada and the U.S., such as Keystone, are subject to cross-border regulation. South Bow’s cross border activities subject it to regulatory matters, including import and export licenses, tariffs, Canadian and U.S. customs and tax issues and toxic substance certifications. Such regulations include the Short Supply Controls of the Export Administration Act, the United States-Mexico-Canada Agreement and the Toxic Substances Control Act. Keystone obtained a Presidential Permit for the construction and operations of Keystone.

BUSINESS ENVIRONMENT

Dynamic shifts in geopolitical events, government policy changes and various macroeconomic factors continue to impact global crude oil supply and demand balances. While the upstream sector remains focused on balancing capital discipline and growth, South Bow still expects crude oil demand to increase this decade. Over the next 30 years, South Bow expects global demand to grow, driven by world population growth and economic expansion. South Bow believes that North America’s crude oil supply, inclusive of the WCSB, is critical to supporting this future demand and that North American crude oil production will remain a robust and important part of the energy mix for decades to come.

SUPPLY OUTLOOK

Canada

Canada has the world’s third largest crude oil reserves with over 160 billion barrels of proven and economically recoverable oil. Canada’s crude oil reserves are made up of conventional, unconventional and oil sands reserves, with the predominance of the reserves attributable to the oil sands within the WCSB. Production from the WCSB, which is the main supply source for South Bow’s assets, was approximately 4.7 million Bbl/d in 2023 and is expected to grow by over 600,000 Bbl/d by 2030.2 The oil sands makeup the majority of Canadian crude oil production with 3.2 million Bbl/d in 2023.3 The oil sands are considered a world class supply source given their decades-long reserve life, low base production decline and continuously improving cost and environmental performance. South Bow believes that its assets are well-positioned to capture such production growth from the WCSB.

United States

The U.S. is one of the largest crude oil producing countries in the world, with production exceeding 12.9 million Bbl/d in 2023. The majority of continental U.S. crude oil production is in the form of light tight oil from the Permian, Williston, Eagle Ford and Niobrara basins. U.S. refineries have been optimized through significant capital investments to refine a mix of light and heavy crude oils to produce an optimized refined products slate. With Keystone’s connection to key refining and export markets, South Bow believes its assets are well positioned to continue to attract barrels that aggregate at the Cushing, Oklahoma supply hub and utilize Marketlink to reach the U.S. Gulf Coast.

DEMAND OUTLOOK

Global energy demand is forecast to increase over the next 30 years, driven by global population and economic growth; and South Bow expects that crude oil will play a vital role in helping the world meet its energy needs for decades to come.

The U.S. is the primary source of crude oil demand in North America with refining capacity exceeding 18 million Bbl/d. Canada’s heavy crude oil production is of strategic importance to the U.S. refining industry. South Bow’s assets serve the U.S. Midwest and U.S. Gulf Coast refining markets, PADD 2 and PADD 3, respectively. PADD 2 represents 23 per cent and PADD 3 represents 54 per cent or, in aggregate, 77 per cent, of U.S. refining capacity. Many PADD 2 and PADD 3 refineries are large-scale, complex facilities, with deep conversion capacity for heavy crude oil reached through significant capital investments. These markets are expected to remain

[2]	S&P Global Commodity Insights (Jan. 2024).
[3]	S&P Global Commodity Insights (Jan. 2024).

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globally competitive for decades to come due to their access to low-cost Canadian heavy and U.S. light crude oil, as well as their proximity to abundant low-cost natural gas supply, positioning them to be among the most profitable refineries in the world.

While domestic consumption makes up the predominance of current North American crude oil demand, exports are expected to grow, increasing their proportion of North American crude oil demand out past the end of the decade, driven by growth in emerging markets. Crude oil export from the U.S. Gulf Coast, a market served by our pipelines, is expected to grow from 3.3 million Bbl/d to 4.7 million Bbl/d by the early 2030s.4

Given the unique and critical nature of its liquids pipeline network, South Bow believes that its advantageous infrastructure corridor will be useful through even the most aggressive energy transition scenarios. South Bow will seek to augment its connectivity to resilient supply and premium markets to ensure that its business remains stable and is positioned for future growth, even through turbulent markets. In particular, South Bow will examine opportunities to expand its transportation services and extend its pipeline platform to include last-mile delivery connectivity to refineries and terminals with storage and marine export capabilities. South Bow will also focus on leveraging its existing assets and developing new projects to provide optionality for its customers. See Strategic Priorities in this Schedule F.

STRATEGIC PRIORITIES

South Bow believes that its liquids pipelines are strategically positioned to provide secure and competitive transportation solutions for growing supplies of WCSB and U.S. crude oil to the U.S. Midwest and Gulf Coast. Supported by long-term contracts generating stable earnings, South Bow believes that its assets will be able to endure the impact of short-term commodity price fluctuations and supply and demand responses.

Within established risk preferences, South Bow will remain committed to:

•	optimizing the operational performance and commercial value of existing assets,
•	expanding and leveraging existing infrastructure for growth expansions, and
•	progressing system operational improvements.

South Bow’s assets support cost-effective market access, which has enabled a pivot from large-scale pipeline projects to developing less capital-intensive organic growth projects, with a focus on optimizing and unlocking latent capacity on its existing systems. South Bow will examine opportunities to expand its transportation services and extend its pipeline platform to increase last-mile delivery connectivity to refineries and terminals with storage and marine export capabilities. South Bow will also focus on leveraging its existing assets and developing projects to provide increased optionality for its customers.

A significant aspect of South Bow’s strategy is employing a strengthened, customer-centric approach to position its business to remain competitive in a dynamic market. As part of this strategy and its commitment to maintaining customer trust, South Bow carefully scrutinizes variable toll costs and has enacted consistent, frequent, and transparent communications with its customers through targeted events and shipper meetings.

Over the long-term, South Bow believes it has a high-quality set of growth opportunities to unlock the full potential of its premium footprint. South Bow will closely monitor the marketplace for strategic asset acquisitions as well as joint venture or joint tolling opportunities to enhance system connectivity or expand its footprint within North America. South Bow will remain disciplined in its approach and will position its business development activities strategically to capture opportunities within its risk preferences.

CUSTOMER PROFILE

South Bow’s customers consist of highly creditworthy and sophisticated vertically integrated companies, refiners, producers and marketers. WCSB producers invest in long-lived supply sources with high initial capital investment but generally low sustaining capital to maintain production. Top oil sands producers share the goal of reducing energy emission intensity to support their asset’s sustainability and longevity. Additionally, the long life of South Bow’s liquids infrastructure aligns with the nature of the producers and refineries South Bow serves and is a key driver of the long-term contract profile that is unique to its business. South Bow conducts extensive counterparty risk assessments and regularly monitors its customers’ financial portfolio to identify and mitigate risks that could materially impact the achievement of its strategic objectives.

[4]	S&P Global Commodity Insights (Jan. 2024).

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The following table provides a breakdown of South Bow’s 2023 revenue by customer type. For further information, see Note 5 to the Carve-Out Financial Statements.

Customer Type	Proportion as a Per Cent of 2023 Revenue[1]
Vertically Integrated (Producer & Refiner)	43%
Refiner	49%
Producer	6%
Marketer	2%

Note

1	Excludes “Other revenues”.

THREE-YEAR HISTORY

The following is a summary of significant developments in the Liquids Pipelines business over the past three years:

Recent Developments

South Bow is developing the Blackrod Connection Project, which will consist of a 25-km (16-mile) crude oil pipeline and a 25-km (16-mile) natural gas lateral; and associated facilities to provide crude oil transportation from IPC’s Blackrod Project to South Bow’s Grand Rapids Pipeline System. The expected total capital cost of the project is approximately $250 million with a targeted in-service date in late 2025. The Blackrod Connection Project would be supported by long term committed contracts.

Keystone

Keystone is currently operating at a historically high operating performance, with an operational reliability of 93 per cent in 2023. Through a focus on operational excellence, investments in integrity and reliability projects, as well as innovative improvements, the system has been able to safely transport higher system throughput and increase its toll competitiveness. South Bow will continue to focus on enhancing system operations and continuing to optimize system reliability and performance.

In December 2022, the Milepost 14 incident occurred in Washington County, Kansas on Keystone, releasing 12,937 barrels of crude oil. In October 2023, the clean-up and recovery of all released volumes was completed. South Bow will maintain its commitment to long-term reclamation and environmental monitoring activities. The Separation Agreement will contain an indemnity under which TC Energy may indemnify South Bow from certain liabilities associated with the Milepost 14 incident. See Separation Agreement and Other Arrangements in the body of this Circular, as well as note 20 to the Carve-Out Financial Statements, for more information regarding such indemnification obligations.

A Corrective Action Order was issued by PHMSA in December 2022, and later amended in March 2023. The pipeline is operating subject to the Amended Corrective Action Order, which includes certain operating pressure restrictions. Under the Amended Corrective Action Order, South Bow expects to continue to fulfill its Keystone contract commitments.

A Root Cause Failure Analysis (RCFA) was conducted by an independent third party and was released on April 21, 2023. The RCFA revealed that a unique set of circumstances occurred at the rupture location, which likely originated during construction, with the primary cause of the rupture being a fatigue crack. A comprehensive remedial work plan is being implemented, including the RCFA’s recommendations, to enhance pipeline integrity and safety performance of the system.

In 2019 and 2020, a subset of Keystone customers initiated complaints before the FERC and the CER regarding certain costs within the variable toll calculation. In December 2022, the CER issued a decision which resulted in a one-time adjustment related to previously charged tolls of $38 million. The CER has established a proceeding to consider Keystone’s compliance filing required by the decision regarding the allocation of certain drag reducing agent costs in the variable-toll. In February 2023, the FERC Administrative Law Judge released their initial decision in respect of the complaint and as a result, a one-time pre-tax charge of $57 million was recorded. A final order from the commission of the FERC is expected in 2024. The Separation Agreement will contain an indemnity under which TC Energy may indemnify South Bow from certain liabilities associated with such variable toll disputes. See Separation Agreement and Other Arrangements in the body of this Circular.

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Keystone XL

Following the revocation of the 2019 Presidential Permit for Keystone XL in January 2021, and after a comprehensive review of options in consultation with its partner, the Government of Alberta, in June 2021, TC Energy terminated the Keystone XL pipeline project. TC Energy determined that the carrying amount of these assets was no longer fully recoverable and recognized an asset impairment charge, net of expected contractual recoveries and other contractual and legal obligations related to termination activities, of $2.8 billion ($2.1 billion after tax) for the year ending December 31, 2021, a significant portion of which was shared with the Government of Alberta, thereby reducing the net financial impact to TC Energy. After the 2019 Presidential Permit was revoked, construction activities ceased except for certain activities required to clean up and reclaim worksites in adherence with TC Energy’s commitment to safety, the environment and its regulatory requirements. Right-of-way clean up and restoration is substantially complete while termination activities will continue through the first half of 2024. TC Energy and South Bow, as applicable, will continue to coordinate with regulators, stakeholders, landowners and Indigenous groups to meet their respective environmental and regulatory commitments.

In November 2021, TC Energy filed a Request for Arbitration to formally initiate a legacy NAFTA claim seeking more than US$15 billion in economic damages resulting from the revocation of the 2019 Presidential Permit. In September 2022, the International Centre for Settlement of Investment Disputes formally constituted a tribunal to hear the Request for Arbitration. In April 2023, the tribunal suspended the proceeding, granting a request from the U.S. Department of State to decide the jurisdictional grounds of the case as a preliminary matter. A hearing on the jurisdictional matter is set to occur in the second quarter of 2024. In April 2023, the Government of Alberta filed its own request for arbitration, which will proceed separately from TC Energy’s claim. It is expected that any amounts ultimately recoverable in respect of such claim will be attributable to TC Energy and South Bow on a 90 / 10 split, respectively. See Separation Agreement and Other Arrangements in the body of this Circular.

Northern Courier

In November 2021, TC Energy sold its remaining 15 per cent equity interest in Northern Courier for $35 million in proceeds.

Port Neches Link

In March 2021, TC Energy entered a joint venture with Motiva to construct the Port Neches Link pipeline system. In March 2023, the Port Neches Link pipeline system was placed in service. In December 2023, Motiva exercised its option to increase its equity interest in the joint venture. As a result, subject to the agreed upon post-closing adjustment, South Bow’s ownership interest decreased from 95 per cent to 74.9 per cent.

COMPETITIVE CONDITIONS

Competition among liquids pipelines is based primarily on transportation charges, access to producing areas and supply regions and demand for crude oil by end users. Existing third-party owned pipelines in the vicinity of South Bow’s operations expose South Bow to competition based on their ability to provide crude oil transportation into similar or unique markets. In areas where new infrastructure is being built or has been built to accommodate new or increased production or changing product flows, South Bow faces competition, as well as risk that egress capacity may be unconstrained until production grows sufficiently or pipelines are retired. Further delays in production growth, higher than anticipated production declines, or lower than expected demand for crude oil could exacerbate these risks, but South Bow believes that its contract terms, tenor and structure of its integrated business model, combined with expected crude oil supply and demand fundamentals, should partially mitigate these risks.

Marketlink serves markets with heightened competition, which puts pressure on its ability to attract and retain volumes and has resulted in downward pressure on margins. As a result of this competition, Marketlink has been granted market-based rate authority by the commission of the FERC and South Bow is able to use this as a tool to compete in this competitive market.

In addition, depending upon the specific movement, pipelines, which generally offer the lowest cost of transportation, may also face competition from other forms of transportation, such as truck, rail and barge. Although these alternative forms of transportation typically have higher costs and are more carbon intensive, they may be able to provide access to alternative markets whereby a higher price may be realized justifying the increased transportation cost.

South Bow also faces competition with respect to its ancillary services, such as storage at terminals. South Bow’s ability to offer competitive rates and attractive service attributes are necessary to compete in these markets.

Companies that compete with South Bow include Enbridge Inc., Gibson Energy Inc., Keyera Corp., Pembina Pipeline Corporation, Plains All American Pipeline, L.P., Energy Transfer LP and Enterprise Products Partners L.P.

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ECONOMIC CYCLES/SEASONALITY

South Bow’s annual revenues are based on contracted and uncontracted transportation service, ancillary services, as well as liquids marketing activities. Quarter-over-quarter revenues and earnings may be affected by:

•	regulatory and government policy decisions,
•	newly constructed assets being placed in service,
•	acquisitions and divestitures,
•	demand for uncontracted transportation services,
•	liquids marketing activities and commodity prices,
•	developments outside of the normal course of operations,
•	certain fair value adjustments,
•	weather,
•	customer demand,
•	market demand for crude oil and refined products, and
•	planned and unplanned outages.

The long-term contract profile supporting South Bow’s business model provides stable tolls for customers and stable revenues for South Bow. The cyclical nature of commodity prices may influence the pace at which customers expand their operations. This can impact the rate of project growth in the liquids industry, the value of services as contracts expire and the timing for the demand of transportation services and/or new liquids infrastructure.

ECONOMIC DEPENDENCE

For the year ended December 31, 2023, four major customers accounted for $838 million, $407 million, $230 million and $220 million in revenues, respectively, each representing more than 10 per cent of total revenues from contracts with customers (2022 – four customers, $775 million, $321 million, $224 million and $205 million; 2021 – four customers, $755 million, $314 million, $224 million and $203 million), or in aggregate, $1,695 million or approximately 80 per cent of total revenues from contracts with customers (2022 - four customers, $1,526 million or approximately 77 per cent; 2021 - four customers, $1,495 million or approximately 74 per cent). See note 5 to the Carve-Out Financial Statements for more information.

CHANGES TO CONTRACTS

The markets served by Marketlink are competitive, requiring South Bow to develop and offer services with attractive attributes at cost competitive levels. South Bow has been recently successful in attracting and retaining customers on Marketlink. However, adverse changes in market circumstances may result in customers with renewal options electing not to renew. Marketlink has contracts that are set to expire in 2024.

HEALTH, SAFETY, SUSTAINABILITY, ENVIRONMENTAL PROTECTION AND SOCIAL POLICIES

Safety and Operational Excellence Committee

South Bow will establish the South Bow Safety and Operational Excellence Committee that will oversee operational risk, major project execution risk, occupational and process safety, sustainability, security of personnel and electronic data, environmental and climate change-related risks, as well as monitoring the development and implementation of systems, programs and policies relating to HSSE matters through regular reporting from management. The Committee will review, monitor, and report on:

•

Performance and activities of South Bow on HSSE matters including compliance with applicable and proposed legislation, regulations and orders; conformance with industry standards; people health, safety and security; process safety; asset reliability; operational risk management and asset integrity plans and programs; and emergency response plans and programs.

•	Execution of major projects with significant cost, first-of-a kind technology to South Bow, or significant stakeholder complexity.

•	Whether the systems, programs and policies are being appropriately developed and effectively implemented.

•

Actions and initiatives undertaken by South Bow to prevent, mitigate and manage risks, including climate change-related risks and cyber security-related risks, which may have the potential to adversely impact South Bow’s assets, operations, activities, plans, strategies or reputation or prevent loss or injury to South Bow’s employees and its assets or operations from malicious acts, natural disasters or other crises situations.

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•

Critical incidents respecting South Bow’s assets or operations involving: a fatality or a life-threatening injury to a person; any pipeline ruptures resulting in significant property damage or loss of product; whistleblower events; or any incidents involving personnel and public safety, property damage, environmental damage or physical security that have the potential to severely and adversely impact South Bow’s reputation or business continuity.

•	Regulatory audits, findings, orders, reports and/or recommendations issued by or to South Bow together with management’s response.

•	Sustainability matters, including social, environmental and climate change related risks and opportunities, as well as related public disclosure.

The South Bow Safety and Operational Excellence Committee will also maintain oversight of significant and complex capital and system improvement projects, including the monitoring of prescribed performance criteria. The South Bow Safety and Operational Excellence Committee will host regular sessions, as part of its formal committee meetings, with members of senior management to receive status, cost and notable updates on certain of these capital projects. Management will also provide periodic written updates to the South Bow Safety and Operational Excellence Committee throughout the year.

The South Bow Safety and Operational Excellence Committee will also receive updates on any specific areas of operational and construction risk management review being conducted by management and the results and corrective action plans flowing from internal and third-party audits. Generally, each year the South Bow Safety and Operational Excellence Committee or the Chair of the South Bow Safety and Operational Excellence Committee will tour one of South Bow’s existing assets or projects under development as part of its responsibility to monitor and review its HSSE practices. All South Bow Board members will be invited to attend site tours.

Health, Safety and Asset Integrity

Operational Management System

South Bow uses an integrated operational management system (OMS) that establishes a framework for managing risks and is used to capture, organize, document, monitor and improve its related policies, standards and procedures. South Bow’s OMS leverages industry consensus standards and incorporates applicable regulatory requirements. The OMS governs health, safety, environment, and operational integrity matters for all South Bow’s assets across Canada and the U.S. throughout their lifecycle. The OMS is assessed through periodic audits and evaluations and continually improved through a structured and systematic process.

Safety Management Program

The safety of South Bow’s employees, contractors and the public and the integrity of its assets are an enduring core value. All assets were and will continue to be designed, constructed, commissioned, operated and maintained with full consideration given to safety and integrity, and will be placed into service only after all necessary requirements, both regulatory and internal, have been satisfied.

In furtherance of its commitment to protecting the health and safety of all individuals involved in its activities, South Bow consistently seeks to deliver effective programs that:

•	reduce the human and financial impact of illness and injury,
•	ensure fitness for work,
•	strengthen worker resiliency,
•	build organizational capacity by focusing on individual wellbeing, health education, leader support and improved working conditions to sustain a productive workforce,
•	increase mental wellbeing awareness,
•	provide various health and wellness supports and training to employees and leaders,
•	measure the success of programs,
•	improve psychological safety, and
•

foster a positive safety culture by embracing human and organizational performance, which emphasizes understanding the systemic factors contributing to workplace incidents unlike traditional models that often pinpoint human error as the primary cause of such events.

Emergency Management Program

South Bow has implemented an Emergency Management Program to provide a consistent and comprehensive approach to emergency preparedness, business continuity, and emergency response within South Bow. South Bow has also implemented standard emergency response protocols which align to the Incident Command System. To maintain a high level of readiness, South Bow utilizes a common organizational framework for emergency response and provides initial and ongoing response training for all

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relevant personnel. South Bow believes it has the physical resources required to manage a response of any size or scope and works closely with industry-leading response contractors and maintains a fleet of company-owned response equipment located in strategic caches along its system footprint. South Bow’s business maintains multi-layer response plans that support site-specific planning and industry best practices to support a coordinated and effective response. South Bow routinely exercises these plans and holds realistic drills, often in collaboration with local response agencies and communities, to hone the skills of its personnel and test its protocols to ensure it is prepared for an incident. If South Bow responds to an actual incident, it hosts meaningful after-action assessments to support a culture of learning and continuous improvement.

Internal Root Cause Analysis

South Bow also has an internal root cause analysis process to collect learnings from minor events that would not receive a formal investigation as part of the Emergency Management Program and incorporate the learnings into procedures and work practices. Process safety events are classified based on the potential to escalate from a minor incident to something more severe or a repetitive pattern of small-scale incidents. High-potential process safety events are reviewed by leadership, driving actions and innovative solutions that go beyond repair and replacement to permanent improvements.

Pipeline and Facility Integrity

An integral component of South Bow’s safety culture is its focus on pipeline and facility integrity, which is critical to managing the loss of containment risk that can have drastic consequences on life, property, and the environment. South Bow maintains a core pipe integrity team with subject matter expertise to ensure that it is positioned to proactively respond to emerging integrity threats along its pipelines and at pump stations and terminals. South Bow also fosters a culture of continuous learning and improvement, which seeks to develop new technologies, while reviewing, adjusting, and implementing program advancements.

South Bow expects pipeline integrity spending to fluctuate based on the results of on-going risk assessments conducted on its pipeline systems and evaluations of information obtained from recent inspections, incidents and maintenance activities. Pipeline and facility integrity expenditures are primarily recovered through a flow-through tolling mechanism. Spending associated with process safety and integrity will be used to minimize risk to employees, contractors, the public, equipment and the surrounding environment, and also prevent disruptions to serving the energy needs of South Bow’s customers.

Environmental Risk, Compliance and Liabilities

Through the implementation of OMS, South Bow proactively and systematically manages environmental hazards and risks throughout the lifecycle of its assets. South Bow expects that its primary sources of risk related to the environment will include:

•	changing regulations and requirements coupled with increased costs related to impacts on the environment,
•	product releases, including crude oil and diluent, which may cause harm to the environment (land, water and air),
•	use, storage and disposal of chemicals and hazardous materials, and
•	natural disasters and other catastrophic events that may impact South Bow’s operations.

South Bow’s assets are subject to federal, state, provincial and local environmental statutes and regulations governing environmental protection, including air and GHG emissions, water quality, species at risk, wastewater discharges and waste management. Monitoring and reporting programs for environmental performance in day-to-day operations and project development, as well as inspections and assessments, are designed to provide assurance that environmental and regulatory standards are met.

Operating South Bow’s assets requires obtaining and complying with a wide variety of environmental regulations, licenses, permits and other approvals and requirements. Failure to comply could result in administrative, civil or criminal penalties, remedial requirements, or orders affecting future operations. The OMS includes requirements for South Bow to continually monitor its facilities for compliance with all material legal and regulatory environmental requirements across all jurisdictions where it operates. South Bow complies with all material legal and regulatory permitting requirements in its project routing and development. South Bow routinely monitors proposed changes to environmental policy, legislation and regulation. Where the risks are uncertain or have the potential to affect South Bow’s ability to effectively operate its business, South Bow comments on proposals independently or through industry associations.

Other than orders and claims relating to the Milepost 14 incident, South Bow is not aware of any material outstanding orders, claims or lawsuits against it related to releasing or discharging any material into the environment or in connection with environmental protection. The Separation Agreement will contain an indemnity under which TC Energy may indemnify South Bow from certain liabilities associated with the Milepost 14 incident. See Separation Agreement and Other Arrangements in the body of this Circular.

Compliance obligations can result in significant costs associated with installing and maintaining pollution controls, fines and penalties resulting from any failure to comply and potential limitations on operations. Remediation obligations can result in significant costs associated with the investigation and remediation of contaminated properties, and with damage claims arising from the

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contamination of properties. The timing and complete extent of future expenditures related to environmental matters is difficult to estimate accurately because:

•	environmental laws and regulations and their interpretations and enforcement change,
•	new claims can be brought against South Bow’s existing or discontinued assets,
•	South Bow’s pollution control and clean-up cost estimates may change, especially when its current estimates are based on preliminary site investigations or agreements,
•	new contaminated sites may be found or what South Bow knows about existing sites could change, and
•	where there is potentially more than one responsible party involved in litigation, South Bow cannot estimate its joint and several liability with certainty.

Social Policies

Code of Business Ethics

South Bow has adopted a Code of Business Ethics (COBE), which applies to all employees, officers and directors, and contractors of South Bow and its wholly-owned subsidiaries and operated entities in countries where it conducts business, with the exception of independently operated entities whose corporate governance documents meet or exceed South Bow’s requirements. Annual online COBE training is provided to all employees and contractors, and all employees and contractors (including executive officers) and directors are required to certify their compliance with COBE annually.

Avoiding Bribery and Corruption Program

South Bow has also adopted an Avoiding Bribery and Corruption Program, which includes an Avoiding Bribery and Corruption Policy, annual online training included as part of annual online COBE training, instructor-led training provided to personnel in higher risk areas of its business, a supplier and contractor due diligence review process, and auditing of certain types of transactions.

Stakeholder Engagement

South Bow is proud of the relationships it has built with stakeholders and rightsholders across North America and believes that these relationships are critical to its success. South Bow’s approach to engagement with Indigenous groups, landowners and other stakeholders who may be affected by South Bow’s activities is guided by a principled approach that considers the foundations of respect, trust and honesty. South Bow strives to engage early and often – and this means listening, providing accurate information and responding to interests in a prompt and consistent manner.

Acknowledging the unique rights of Indigenous Peoples, including rights to their Traditional, Treaty, and Tribal lands, South Bow has developed an Indigenous Relations Program. South Bow seeks to listen to Indigenous Peoples and incorporate their traditional and local knowledge in project design and planning. South Bow provides cultural competency training to employees to enhance understanding for Indigenous cultures. South Bow seeks to establish partnerships and collaborate by supporting community driven development and initiatives that contribute to the wellbeing and sustainability of Indigenous communities.

South Bow also employs programs that direct how it engages with other stakeholders including landowners, communities and governments. South Bow works to understand and mitigate the complexity of sustainability issues, and the interconnectivity of these issues as they relate to its business. These matters are of great importance to Indigenous groups and stakeholders and have an impact on South Bow’s ability to build and operate energy infrastructure.

SPECIALIZED SKILL AND KNOWLEDGE

All aspects of South Bow’s business require specialized skills and knowledge. Such skills and knowledge include the areas of pipeline and facility design, engineering, construction and operations; energy market fundamentals; law and regulation; and commercial operations and negotiations. South Bow relies upon its management, employees and various consultants for such expertise in addition to new hires as they are required for the operation and management of South Bow’s business. South Bow is committed to enabling opportunities for employees to develop and maintain the necessary skills and knowledge required to effectively perform their roles with South Bow.

EMPLOYEES

Upon the completion of the Arrangement, it is expected that South Bow and its subsidiaries will have a total of approximately 600 employees. The South Bow Board will evaluate on an ongoing basis the leadership expertise and skills required to meet South Bow’s goals.

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RISK FACTORS

Below are certain risk factors relating to South Bow that shareholders should carefully consider in connection with and following the Arrangement. The following information is a summary of only certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information that appears elsewhere in or is incorporated by reference into this Circular. Additional risk factors relating to South Bow in connection with the Arrangement are set out in the body of this Circular under the heading Risk Factors Relating to the Arrangement. Reference should also be made to the risk factors relevant to the Liquids Pipelines business included in the TC Energy Annual MD&A, which is incorporated by reference herein.

Risks Relating to the Arrangement

Risks Relating to Achieving the Expected Benefits of the Arrangement

TC Energy believes that South Bow, as an independent, publicly-traded company, will be able to, among other things, better focus its financial and operational resources on the Liquids Pipelines business, pursue independent growth strategies and provide the Liquids Pipelines business with growth opportunities that may not be available to it as part of TC Energy’s consolidated business. However, by separating from TC Energy, South Bow may be more susceptible to market fluctuations and may experience other adverse events. In addition, South Bow may be unable to achieve some or all of the benefits that it expects to achieve as a separate company in the time expected, if at all. The completion of the Arrangement and post-closing activities related thereto will also require significant amounts of South Bow’s management’s time and effort, which may divert management’s attention from operating and growing South Bow’s business.

Transition Services Risks

Following the completion of the Arrangement, South Bow will need to provide internally or obtain from unaffiliated third parties some of the services which the entities holding the Liquids Pipelines business currently receive from TC Energy or from third parties pursuant to agreements with third parties, notwithstanding and further to the provision of transitional services and facilities by TC Energy and its Affiliates to South Bow and its Affiliates pursuant to the Transition Services Agreement. South Bow may be unable to replace these services in a timely manner or on terms and conditions as favourable as those received from TC Energy or as favourable as TC Energy receives from third parties. South Bow may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently or may incur additional costs. If South Bow fails to obtain the services necessary to operate effectively or if it incurs greater costs in obtaining these services, South Bow’s business, financial condition and results of operations may be adversely affected.

Risks Relating to Carve-Out Financial Statements

South Bow derived the historical financial information included in this Circular on a carve-out basis from TC Energy’s consolidated financial statements, and this information does not necessarily reflect the results of operations and financial position South Bow would have achieved as a separate publicly-traded company during the periods presented or those that South Bow will achieve in the future. This is primarily because of the following factors:

•

Prior to the completion of the Arrangement, the operations of the Liquids Pipelines business were part of the operations of TC Energy’s broader corporate organization. South Bow’s historical financial information reflects allocations of corporate expenses from TC Energy for administrative and similar functions. These allocations may not reflect the costs South Bow will incur for similar services in the future as a standalone publicly-traded company.

•

South Bow’s historical financial information does not reflect changes that South Bow expects to experience in the future as a result of its separation from TC Energy, including changes in South Bow’s cost structure, personnel needs, tax structure, financing and business operations. The entities holding the Liquids Pipelines business enjoyed certain benefits from TC Energy’s operating diversity, size, borrowing leverage and available capital for investments, which may not be available to South Bow after the completion of the Arrangement. As a separate entity, South Bow may be unable to purchase services and technologies or access capital markets on terms as favourable as those obtained by the entities holding the Liquids Pipelines business as part of TC Energy prior to the completion of the Arrangement.

Following the completion of the Arrangement, South Bow will also be responsible for the additional costs associated with being a publicly-traded company, including costs related to corporate governance, investor and public relations and public reporting. South Bow and TC Energy are expected to enter into the Transition Services Agreement for the provision of certain transitional services and facilities between the parties thereto for which South Bow will be required to pay certain costs. Certain costs incurred by TC Energy, including executive oversight, accounting, treasury, tax, legal, human resources, occupancy, information technology and other shared services, have historically been allocated to the Liquids Pipelines business by TC Energy; but these allocations may not reflect the future level of these costs as South Bow begins to source these services itself. Therefore, the Carve-Out Financial Statements may not be indicative of South Bow’s future performance as a separate, publicly-traded company. South Bow will not be able to provide

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assurance that its operating results will continue at a similar level when South Bow is a separate publicly-traded company. For additional information about South Bow’s past financial performance and the basis of presentation of the financial statements, see the Carve-Out Financial Statements and the notes thereto included in this Circular.

Risks Relating to Accessing Capital Markets

From time to time South Bow may need to access the capital markets to obtain long-term and short-term financing. As of the date of this Circular, South Bow has not previously accessed the capital markets, and South Bow’s access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including South Bow’s business prospects and financial performance, its credit ratings or absence thereof, the liquidity of the overall capital markets and the state of the economy. South Bow will not be able to provide assurance that it will have access to the capital markets at the times and in the amounts needed or on terms acceptable to it.

Risks Relating to Operating as Stand-Alone Entity

Upon the Arrangement becoming effective, it is expected that South Bow will become an independent public company. The operating history of TC Energy in respect of the Liquids Pipelines business cannot be regarded as the operating history of South Bow. The ability of South Bow to raise capital, satisfy its obligations and provide a return to its shareholders will be dependent on future performance. It will not be able to rely on the capital resources and cash flows of TC Energy.

Risks Relating to Pre-Emptive Rights.

Certain of South Bow’s assets, rights and interests, some of which may be material to its business, are subject to rights of first refusal, rights of first offer and other pre-emptive rights of purchase that may be triggered by the consummation of the Arrangement. In such event, third parties would be entitled to acquire the applicable assets, rights and interests on the terms set forth in the applicable agreement between South Bow and the third party. Any such exercise of such rights could have a negative impact on South Bow’s business, financial condition and results of operations.

Risks Relating to the Business of South Bow

Risks Relating to Operating the Liquids Pipelines

The transportation of crude oil involves numerous risks, which if materialized may result in incidents or otherwise adversely affect the business, financial condition and results of operations of South Bow. There are a variety of hazards and operating risks inherent in the transportation and storage of crude oil, including: releases; underperformance or failure of equipment, pipelines and facilities (including as a result of internal or external corrosion, cracking, third party damage, material defects, operator error or outside forces), information systems or processes; the compromise of information and control systems; the performance of equipment at levels below those originally intended (whether due to misuse, ordinary course “wear and tear”, unexpected degradation or design, construction or manufacturing defects); failure to maintain adequate supplies of spare parts; labour disputes; disputes with interconnected facilities; operational disruptions, including force majeure events, which may prevent the full utilization of the liquids pipeline systems; and catastrophic events, including, but not limited to, natural disasters, fires, floods, droughts, explosions, earthquakes, acts of terrorism and sabotage, cyber security breaches and other similar events, many of which are beyond the control of South Bow and all of which could result in damage to assets, related spills or other environmental issues and operational disruptions. South Bow may also be exposed, from time to time, to other operational risks in addition to the foregoing.

The occurrence or continuance of any of the risks described above could result in serious injury and loss of human life, significant damage to property and natural resources, environmental pollution, significant reputational damage to South Bow and its business, impairment or suspension of operations, fines or other regulatory penalties, costs associated with responding to an investigation or enforcement action brought by a governmental agency, and revocation of regulatory approvals or imposition of new requirements, any of which could materially adversely affect South Bow’s business, financial condition or results of operations. For sections of any of the liquids pipelines that are located near populated areas, including residential areas, commercial business centers, industrial sites and other public gathering areas, the level of damage resulting from these risks may be greater.

Risks Related to Crude Oil Supply and Demand

South Bow’s liquids pipelines, terminals and other assets and facilities, including the availability of expansion opportunities, depend in part on continued production of crude oil in the markets that they serve. Without development of crude oil reserves, production will decline over time as reserves are depleted. Producers in areas served by South Bow may not be successful in exploring for and developing additional reserves or their costs of doing so may become uneconomic. Commodity prices and tax incentives may not remain at levels that encourage producers to explore for and develop additional reserves or produce existing reserves, which may lead to non-renewal or modification of transportation contracts as they expire. South Bow’s business also depends in part on the levels of demand for crude oil in the markets in which the liquids pipelines, terminals and other facilities deliver or provide service. Decreases in the supply of or demand for crude oil could adversely impact the utilization of South Bow’s assets. Changes in supply

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and demand for crude oil could also adversely impact the price of crude oil that producers receive for their product, which may result in a commensurate reduction in South Bow’s revenues, earnings and cash flows.

Given that crude oil is a global commodity, demand can also be significantly influenced by global market conditions, particularly in key consumption markets such as the United States and China, domestic and foreign political conditions and governmental or regulatory actions (including restrictions on the import or export of crude oil). Decreases in demand for crude oil, whether at a global level or in geographic areas South Bow’s assets serve, can negatively affect South Bow’s business, financial condition and results of operations.

Economic disruptions, such as those which occurred during the COVID-19 pandemic, or conditions in the business environment generally, such as declining or sustained low commodity prices, supply disruptions, or higher development or production costs, could result in a slowing of supply to South Bow’s liquids pipelines, terminals and other assets. Also, sustained lower demand for hydrocarbons, or changes in the regulatory environment or applicable governmental policies, including in relation to climate change or other environmental concerns, may have a negative impact on the supply of crude oil and other products. In recent years, a number of initiatives and regulatory changes relating to reducing GHG emissions have been undertaken by federal, provincial, state and municipal governments and crude oil and gas industry participants. In addition, public concern about the potential risks posed by climate change has resulted in increased demand for energy efficiency and a transition to energy provided from renewable energy sources rather than fossil fuels, fuel-efficient alternatives such as hybrid and electric vehicles, and pursuit of other technologies to reduce GHG emissions, such as carbon capture and sequestration. There has been and may be further intensification of these trends if and to the extent that federal, provincial, state and/or municipal governments enact further energy and environmental policies related to climate change.

Each of the foregoing could negatively impact South Bow’s business directly, as well as its customers, which in turn could negatively impact South Bow’s prospects for new contracts, or renewals of existing contracts or the ability of South Bow’s customers to honor their contractual commitments. Furthermore, such unfavourable conditions may compound the adverse effects of larger disruptions such as geopolitical conditions and global pandemics.

South Bow cannot predict the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices, all of which could reduce the development of and/or demand for South Bow’s services.

Risks Related to the Competitive Industry

Competition is a factor affecting South Bow’s existing businesses and its ability to secure new project opportunities. To the extent that any current or future pipeline system or other form of transportation (such as barge, rail or truck) that delivers crude oil into or from the markets that South Bow serves, at rates or service attributes more desirable than those provided by South Bow, it may result in unutilized capacity. Likewise, to the extent that competing terminals or other storage options offer services at rates or service attributes more desirable than South Bow, it may result in reduced demand for South Bow’s services. If capacity on South Bow’s assets remains unused, its ability to re-contract for expiring capacity at favourable rates or otherwise retain existing customers could be impaired. Additionally, competition from alternative energy sources may have an adverse effect on the demand for, and production of, the liquids transported and stored by South Bow, which may reduce the demand for South Bow’s services. Competition in all of South Bow’s businesses, including competition for growth and business opportunities, could have a negative impact on its business, financial condition or results of operations.

Reliance on Principal Customers

South Bow transports and stores crude oil for several large customers within its areas of operations. In particular, South Bow had four major customers that accounted for $838 million, $407 million, $230 million and $220 million in revenues in 2023, respectively, each representing more than 10 per cent of total revenues from contracts with customers. See Economic Dependence and Description of the Business – Customer Profile in this Schedule F. If for any reason any of such parties are unable to perform their obligations under the various agreements with South Bow, or if any of such parties terminate or do not renew their contractual arrangements with South Bow on favourable terms, its business, financial condition and results of operations could be adversely affected.

Reliance on Other Facilities and Third-Party Services

Certain of South Bow’s terminals and pipelines are dependent upon their interconnections with other terminals and pipelines and facilities owned and operated by third parties to reach end markets. Risks may be created as a result of: differences in pressures; specifications or capacities which affect operations; planned and unplanned outages or curtailments at third-party facilities that restrict deliveries; and measurement and component balancing errors affecting product deliveries. South Bow is unable to control operations, events, decisions, regulatory actions or public perceptions with respect to third-party assets and facilities, making the

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mitigation of these risks challenging. Although South Bow employs strategies to assist in mitigating these risks, including having multiple connections, service arrangements or transportation alternatives available in order to provide flexibility during curtailments or interruptions, there is no assurance such strategies will be effective. Where such alternatives are not available or are not effective, South Bow’s operations may be significantly affected.

Risks Relating to Leases and Rights of Way Access

Certain of South Bow’s assets and associated infrastructure are located on lands leased or licensed from third parties and such leases and licenses may need to be renewed from time to time. If leases or licenses are unable to be renewed on terms acceptable to South Bow, it could result in additional costs or impacts to operations related to such leases or licenses. Certain of South Bow’s leases include provisions to mitigate against such adverse outcomes. Successful development of new pipelines or extensions to existing pipelines depends in part on securing leases, easements, rights-of-way, permits and/or licenses from landowners or governmental authorities allowing access for such purposes. The process of securing rights-of-way or similar access is becoming more complex, particularly in more densely populated, environmentally sensitive and other areas. The inability to secure such rights-of-way or similar access could adversely affect South Bow’s business, financial condition and results of operations.

Throughput Risks

South Bow’s pipeline revenue is based on a variety of transportation arrangements. As a result, certain pipeline revenue is dependent upon throughput levels of crude oil. Future throughput will be dependent upon the activities of producers operating in service areas as they relate to exploiting their existing reserve bases and exploring for and developing additional reserves, and technological improvements leading to increased recovery rates. Without reserve additions, or expansion of the service areas, volumes on such pipelines would decline over time as reserves are depleted. As crude oil reserves are depleted, production costs may increase relative to the value of the remaining reserves in place, causing producers to shut-in production or seek out lower cost alternatives for transportation. If, as a result, the level of tolls collected by South Bow decreases, South Bow’s business, financial condition and results of operations could be adversely affected.

Customer Contracts

Throughput on South Bow’s pipelines is governed by numerous transportation contracts or tolling arrangements of varying durations with a range of third parties. Any default by counterparties under such contracts or any expiration or early termination of such contracts or tolling arrangements without renewal or replacement on favourable terms may have an adverse effect on South Bow’s business and results of operations. In particular, a significant proportion of Keystone’s contracts expire in 2031. There is no guarantee that any of the contracts that South Bow currently has in place will be renewed at the end of their term, including on terms favourable to South Bow, or replaced with other contracts on favourable terms in the event of early termination.

Risks Related to South Bow’s Reputation with Key Stakeholders

Reputational risk is the risk that potential market events or events specific to South Bow, or other factors, could result in the deterioration of South Bow’s reputation with key stakeholders, including Indigenous peoples and governmental authorities. The potential for harming South Bow’s reputation exists in every business decision of South Bow and all risks can have an impact on reputation, which, in turn, can negatively impact South Bow’s business. Reputational risk cannot be managed in isolation from other forms of risk. Credit, market, operational, insurance, liquidity, regulatory and legal, and technology risks, among others, must all be managed effectively to safeguard South Bow’s reputation. South Bow’s reputation could also be impacted by the actions and activities of other companies operating in the energy industry, particularly other energy infrastructure providers, over which South Bow has no control. In particular, South Bow’s reputation could be adversely impacted by negative publicity related to pipeline incidents, unpopular expansion plans or new projects and due to opposition from organizations opposed to pipeline and energy development. Further, South Bow’s reputation could be negatively impacted by changing public attitudes towards climate change and the perceived causes thereof, including the role played by companies in the industry in which South Bow operates. Public opinion may be influenced by certain media and special interest groups’ negative portrayal of the industry in which South Bow operates as well as their opposition to future development projects. Negative impacts from a compromised reputation, whether as a result of South Bow’s actions or otherwise, could adversely affect South Bow’s business, financial condition and results of operations and reduce South Bow’s access to capital.

Risks Related to the Impact of Non-Governmental Organizations on South Bow’s Operations

South Bow’s operations will at times be subject to public opposition which could expose it to the risk of higher costs, delays or even project cancellations due to increasing pressure on governments and regulatory bodies by special interest groups, including Indigenous groups, landowners, environmental interest groups (including those opposed to oil and gas production and transportation operations) and other non-governmental organizations, blockades, legal or regulatory actions or challenges, increased regulatory oversight, reduced support of the federal, provincial, state or municipal governments, and delays in, challenges to, or the revocation of, regulatory approvals, permits or land access agreements. There is no guarantee that South Bow will be able to satisfy

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the concerns of governmental agencies, courts and non-governmental organizations and attempting to address such concerns may require South Bow to incur significant costs and/or delay its operating activities, which could adversely affect South Bow’s business, financial condition and results of operations.

Risks Related to Regulatory Regimes

South Bow and its liquids pipelines are subject to regulation and oversight by various regulatory authorities. Regulatory actions taken by these agencies have the potential to adversely affect the business, financial condition and results of operations of South Bow. Regulation affects most aspects of South Bow’s business and extends to such matters as: (a) the integrity, safety and security of facilities and operations; (b) the acquisition, extension, disposition or abandonment of services or facilities; (c) reporting and information posting requirements; and (d) the maintenance of accounts and records.

Should South Bow fail to comply with any applicable statutes, rules, regulations or orders of such regulatory authorities, South Bow could be subject to substantial penalties and fines and potential revocation of permits. Furthermore, new laws or regulations, or different interpretations of existing laws or regulations, including unexpected policy changes, applicable to South Bow or its liquids pipelines could have a material adverse impact on the business, financial condition and results of operations of South Bow.

Risks Related to HSSE Laws and Regulations

The operations of South Bow are subject to federal, state, provincial and local laws and regulations, as well as other obligations, relating to sustainability and the protection or preservation of the environment (including with respect to climate change), natural resources and human health and safety. Such laws, regulations and obligations affect many aspects of South Bow’s present and future operations, and generally require South Bow to obtain and comply with various environmental registrations, licenses, permits, inspections and other approvals. Liability under such laws and regulations may be incurred without regard to fault for the remediation of contaminated areas. Private parties, including the owners of properties through which South Bow’s liquids pipelines pass, may also have the right to pursue legal actions to enforce compliance, as well as to seek damages for non-compliance with such laws and regulations or for personal injury or property damage.

Failure to comply with these laws and regulations may also expose South Bow to civil, criminal and administrative fines, penalties and/or interruptions in operations that could impact the business, financial condition and results of operations of South Bow. For example, if an accidental release of crude oil or other hazardous substances occurs at or from any of the liquids pipelines or connected facilities or systems, South Bow may experience significant operational disruptions and may be required to incur a significant amount of costs in order to clean up or otherwise respond to the leak, release or spill, pay government penalties, address natural resource damage, compensate for human exposure, property damage or economic loss, install costly pollution control equipment, operate at a reduced capacity/operating pressure or undertake a combination of these and other measures. The resulting costs and liabilities could materially adversely affect South Bow’s business, financial condition and results of operations.

An environmental incident could have lasting reputational impacts to South Bow and could impact its ability to work with various stakeholders. In addition to the cost of remediation activities (to the extent not covered by insurance), environmental incidents may lead to an increased cost of operating and insuring the liquids pipelines, thereby adversely impacting South Bow’s business, financial condition and results of operations.

South Bow cannot ensure that existing HSSE laws and regulations will not be revised or that new laws or regulations (including those relating to GHG emissions) will not be adopted or become applicable to its business. There can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be different from the amounts currently anticipated. Revised or additional laws or regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on South Bow’s business, financial condition and results of operations.

In particular, certain federal, provincial and/or state governments have made combatting climate change arising from GHG emissions a priority and have undertaken and may continue to undertake various regulatory initiatives that could curtail crude oil transportation. Potential examples include laws, rules, executive orders or regulations relating to the permitting of pipeline infrastructure and further restrictions on GHG emissions from oil and gas facilities. Any new laws, executive orders or regulations, or changes to or interpretations of existing laws or regulations, adverse to South Bow could have a material adverse effect on its business, financial condition and results of operations.

Decommissioning, Abandonment and Reclamation Costs

South Bow is responsible for compliance with all applicable laws and regulations regarding the decommissioning, abandonment and reclamation of South Bow’s facilities and pipelines at the end of their economic life. In Canada, the CER requires pipeline companies under its jurisdiction to have a set-aside mechanism in place to adequately fund pipeline abandonment. These costs are estimated and approved by the CER, and subject to periodic changes. To meet this requirement, South Bow collects an abandonment surcharge

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from customers that funds a trust held exclusively for the purpose of abandonment. South Bow may, in the future, be required by applicable laws or regulations to post security or establish and fund one or more decommissioning, abandonment and reclamation reserve funds in other jurisdictions to provide for payment of future decommissioning, abandonment and reclamation costs, which among other things may impact South Bow’s ability to execute its business plan.

Risks Related to Regulations Governing the Safety and Integrity of South Bow’s Liquids Pipelines

South Bow and its liquids pipelines are subject to extensive laws and regulations related to pipeline safety and integrity at the federal, provincial and state levels. There are, for example, regulations issued by PHMSA for pipeline operators in the areas of design, operations, integrity testing, repairs, qualification and training, emergency response, control room management, and public awareness. South Bow expects the costs of compliance with these regulations, including integrity management rules, will be substantial. The majority of compliance costs relate to pipeline integrity testing and repairs and reconfirmation of the maximum allowable operating pressure on South Bow’s liquids pipelines. South Bow plans to continue its integrity testing programs to assess and maintain the integrity of its existing and future liquids pipelines as required by PHMSA rules. Repairs or upgrades deemed necessary to address results of integrity assessments and other testing and/or ensure the continued safe and reliable operation of South Bow’s liquids pipelines and related facilities could cause South Bow to incur significant and unanticipated capital and operating expenditures. Such expenditures will vary depending on the number of repairs determined to be necessary as a result of integrity assessments and other testing. South Bow also expects to increase expenditures in the future to comply with PHMSA regulations.

Further, additional laws and regulations that may be enacted in the future or a new interpretation of existing laws and regulations could significantly increase the amount of these expenditures. Pipeline safety regulations or changes to such regulations may require additional leak detection, reporting, the replacement of some of South Bow’s liquids pipeline segments, the addition of monitoring equipment and more frequent monitoring and inspection or testing of its pipeline facilities. Repair, remediation, and preventative or mitigating actions may require significant capital and operating expenditures. Pipeline safety regulation has increased over time and existing obligations may increase with new proposed rules that are currently under consideration. In the U.S., the reauthorization of the U.S. Pipeline Safety Act could further expand PHMSA’s current rulemaking agenda and statutory authority in certain areas, including those related to pipeline leak detection and repair and inspection and maintenance requirements for idled pipelines. There can be no assurance as to the amount or timing of future expenditures for pipeline safety and integrity regulation, and actual future expenditures may be different from the amounts South Bow currently anticipates. Revised or additional regulations that result in increased compliance costs or additional operating restrictions, particularly if those costs are not deemed by regulators to be fully recoverable from customers, could have a material adverse effect on South Bow’s business, financial condition and results of operations.

Risks Relating to Expansion of Existing Assets and Construction of New Assets

South Bow may undertake construction projects to expand its existing assets and to construct new assets. New growth projects generally will be subject to, among other things: the receipt of regulatory approvals; feasibility and cost analyses; funding availability; industry, market and demand conditions; inflation; availability of labour, material and equipment; Indigenous and other stakeholder consultation; environmental considerations; performance of third parties; acts of civil disobedience, terrorism or sabotage; weather conditions; and costs of engineering and other third party services. These and a variety of other factors outside of South Bow’s control, such as difficulties or delays in obtaining rights-of-way and permits or other regulatory approvals, have caused, and may continue to cause, delays in or cancellations of South Bow’s construction projects. Regulatory authorities may modify their permitting policies in ways that disadvantage South Bow’s construction projects and may also expand existing regulatory requirements, including through increased Indigenous and other stakeholder consultation requirements. Such factors can be exacerbated by, among other things, political and public opposition to South Bow’s projects, including as a consequence of, or relating to, sustainability-related considerations and operational incidents involving energy infrastructure providers. Inclement weather, natural disasters and delays in performance and underperformance by third-party contractors have also resulted in, and may continue to result in, increased costs or delays in construction. In addition, South Bow may experience increasing costs for construction materials. Significant increases in costs of construction materials, cost overruns or delays, or South Bow’s inability to obtain a required permit or right-of-way, could have a material adverse effect on South Bow’s return on investment, results of operations and cash flows, and could result in project cancellations or limit South Bow’s ability to pursue other growth opportunities.

The success of such assets is, to some extent, dependent on the effectiveness of the business relationship and decision-making among South Bow and other joint owners. It may not be possible for South Bow to obtain the required levels of approval from co-owners of facilities for future proposals for capital expenditures, which may adversely affect South Bow’s ability to expand or improve its existing facilities. Further, if a joint owner were to become insolvent, regulators may require South Bow to assume such joint owner’s obligations and South Bow may face operational challenges during any insolvency proceedings, resulting in additional

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costs. Such events could impact operations or cash flows of these assets or cause them to not operate as South Bow expects which could, in turn, have a negative impact on South Bow’s business, financial condition and results of operations.

In addition, agreements for joint ownership often contain restrictions on transferring an interest in a facility, including consent requirements and rights of first refusal. Such provisions may restrict South Bow’s ability to transfer its interests in facilities or to acquire a joint venture owner’s interest in facilities, and may also restrict South Bow’s ability to maximize the value of a sale of its interest. Shareholders are further advised that the consummation of the Arrangement may trigger certain rights of first refusal, rights of first offer and other pre-emptive rights of purchase in respect of South Bow’s assets, rights and interests. See Risks Relating to Pre-Emptive Rights under the heading Risks Relating to the Arrangement in this Schedule F.

Risks Related to Tariffs Imposed by Regulators

South Bow’s U.S. liquids pipelines are subject to regulation by various federal regulatory agencies, including the FERC under the ICA. The ICA requires that tariff rates and terms and conditions of service for liquids pipelines be just and reasonable and not unduly discriminatory. South Bow is also subject to the Pipeline Safety Regulations of the DOT.

For South Bow’s liquids pipelines subject to FERC regulation under the ICA, shippers may protest South Bow’s pipeline tariff filings or file complaints against its existing rates or complaints alleging that South Bow is engaging in discriminatory behaviour. The FERC can also investigate on its own initiative. Under certain circumstances, the FERC could limit South Bow’s ability to set rates based on its costs, or could order South Bow to reduce its rates and could require the payment of reparations to complaining shippers for up to two years prior to the complaint.

South Bow intends to routinely monitor the public filings and proceedings of other parties with the FERC and other regulatory agencies in an effort to identify issues that could potentially impact its business. Under certain circumstances South Bow may choose to intervene in such third-party proceedings in order to express its support for, or opposition to, various issues raised by the parties to such proceedings. Despite such efforts, South Bow can provide no assurance that the FERC and other agencies that regulate its business will not issue future orders or declarations that increase its costs or otherwise adversely affect South Bow’s business, financial condition and results of operations.

South Bow’s Canadian liquids pipelines are subject to regulation by the CER and by provincial authorities. Under the Canadian Energy Regulator Act, the CER could investigate the tariff rates or the terms and conditions of service relating to a jurisdictional pipeline on its own initiative upon the filing of a toll or tariff application, or upon the filing of a written complaint. If the CER found the rates or terms of service relating to such pipeline to be unjust and unreasonable or unjustly discriminatory, the CER could require South Bow to change its rates, provide access to other shippers, or change its terms of service. A provincial authority such as the AER could, on the application of a customer or other interested party, investigate the tariff rates or South Bow’s terms and conditions of service relating to its provincially-regulated pipelines. If it found South Bow’s rates or terms of service to be contrary to statutory requirements, the AER or other applicable provincial authority could impose conditions it considers appropriate. A provincial authority could declare a pipeline to be a common carrier pipeline, and require South Bow to change its rates, provide access to other shippers, or otherwise alter its terms of service. Any reduction in South Bow’s tariff rates would result in lower revenue.

Risks Related to Cross-Border Regulation

The Keystone Pipeline crosses the international border between Canada and the U.S. and is subject to cross-border regulation.

South Bow’s cross border activities subject it to regulatory matters, including import and export licenses, tariffs, Canadian and U.S. customs and tax issues and toxic substance certifications. Such regulations include the Short Supply Controls of the Export Administration Act, the United States-Mexico-Canada Agreement and the Toxic Substances Control Act. Violations of these licensing, tariff and tax reporting requirements could result in the imposition of significant administrative, civil and criminal penalties. Furthermore, the Presidential Permit applicable to the Keystone Pipeline that allows cross-border movements of crude oil may be revoked or terminated at any time.

Risks Related to Hedging Activities

South Bow enters into pipeline and storage terminal capacity contracts as well as crude oil purchase and sale agreements. South Bow fixes a portion of the exposure on these contracts by entering into financial instruments as a hedge to manage price volatility, interest rate and foreign exchange risks. These hedging arrangements expose South Bow to risks which may cause financial loss and there is no guarantee that such hedging arrangements will generate profits or mitigate the market risks associated with South Bow’s business. Further, such hedging arrangements may limit the benefit South Bow would otherwise receive due to favourable changes in commodity prices, interest rates and foreign exchange rates.

Additionally, the FTC, the FERC and the CFTC hold statutory authority to monitor certain segments of the physical and futures energy commodities markets. These agencies have imposed broad regulations prohibiting fraud and manipulation of such markets. With

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regard to South Bow’s physical purchases and sales of crude oil and any related hedging activities that it undertakes, South Bow is required to observe the market-related regulations enforced by these agencies, which hold substantial enforcement authority. South Bow’s purchases and sales may also be subject to certain reporting and other requirements. Additionally, to the extent that South Bow enters into transportation contracts with pipelines that are subject to FERC regulation, South Bow is subject to FERC requirements related to the use of such capacity. Any failure on South Bow’s part to comply with the regulations and policies of the FERC, the FTC or the CFTC could result in the imposition of civil and criminal penalties. Failure to comply with such regulations, as interpreted and enforced, could have a material adverse effect on South Bow’s business, financial condition and results of operations.

Counterparty Credit Risk

South Bow has exposure to counterparty credit risk in a number of areas including: cash and cash equivalents; accounts receivable and certain contractual recoveries; available-for-sale assets; and fair value of derivative assets. At times, South Bow’s counterparties may endure financial challenges resulting from commodity price and market volatility, economic instability and political or regulatory changes. In addition to actively monitoring these situations, there are a number of factors that reduce South Bow’s counterparty credit risk exposure in the event of default, including: (a) contractual rights and remedies together with the utilization of contractually-based financial assurances; (b) the competitive position of its assets and the demand for its services; and (c) potential recovery of unpaid amounts through bankruptcy and similar proceedings. South Bow reviews financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. South Bow uses historical credit loss and recovery data, adjusted for its judgment regarding current economic and credit conditions, along with reasonable and supportable forecasts to determine any impairment, which is recognized in Plant operating costs and other. At December 31, 2023 and 2022, South Bow had no significant credit risk concentrations and no significant amounts past due or impaired. South Bow had no significant credit losses at December 31, 2023 and 2022. South Bow has significant credit and performance exposure to financial institutions that hold cash deposits. South Bow may, in the future, have significant credit and performance exposure to any financial institutions that provide committed credit lines and letters of credit to help manage South Bow’s exposure to counterparties and provide liquidity in commodity, foreign exchange and interest rate derivative markets. South Bow’s current portfolio of financial sector exposure consists primarily of highly-rated investment grade, systemically important financial institutions and it is expected that any future committed credit lines and letters of credit will be with financial institutions having similar characteristics.

Risks Related to Climate Change

Climate change is a systemic risk that presents both physical and transition risks. Climate change and its associated impacts may increase South Bow’s exposure to, and magnitude of, other risks identified herein. South Bow’s business, financial condition, results of operations, cash flows, reputation, access to and cost of capital or insurance, business plans or strategy may all be materially adversely impacted as a result of climate change and its associated impacts.

Physical Risks

Climate-related physical risks as a result of changing and more extreme weather can damage South Bow’s assets and affect the safety and reliability of its operations. Climate-related physical risks may be acute or chronic. Acute physical risks are those that are event-driven, including increased frequency and severity of extreme weather events, such as heavy snowfall, heavy rainfall, floods, landslides, fires, ice storms, and extreme temperatures. Chronic physical risks are longer-term shifts in climate patterns, such as long-term changes in precipitation patterns or sustained higher temperatures.

South Bow’s liquids pipelines may be exposed to potential damage or other negative impacts from events of this nature, which could result in reduced revenue from business disruption or reduced capacity and may also lead to increased costs due to repairs and required adaptation measures. Such events may also result in loss of life or injury or damage to property and the environment.

Transition Risks

Climate-related transition risks relate to the transition to a lower-emissions economy, which may increase South Bow’s cost of operations, impact its business plans, and influence stakeholder decisions about South Bow, each of which could adversely impact South Bow’s reputation, strategic plan, business, financial condition and results of operations.

Foreign and domestic governments continue to evaluate and implement policy, legislation, and regulations regarding reduction of GHG emissions, adaptation to climate change, transition to a lower-carbon economy, and disclosure of climate-related matters. Such policies, laws and regulations vary at the federal, state, provincial and local levels in which South Bow operates and are continually evolving. International multilateral agreements, the obligations adopted thereunder, increasing physical impacts of climate change, changing political and public opinion and legal challenges concerning the adequacy of climate-related policy and compliance therewith brought against governments and corporations, among other factors, may accelerate the implementation of these

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measures. Efforts to regulate or restrict GHG emissions could negatively impact demand for the products South Bow transports on its liquids pipelines. In addition, there has been an increase in climate and related litigation and regulatory proceedings, including climate-disclosure related litigation and regulatory proceeding against governments as well as energy companies. There is no assurance that South Bow will not be impacted by such litigation. Many jurisdictions are either increasing the stringency of existing, or introducing new, legislation or public policy to address climate change and reduce GHG emissions.

Risks Relating to Credit Ratings

South Bow has not been assigned a corporate credit rating. Credit ratings are not a recommendation to buy, hold or sell securities. A rating is not a comment on the market price of a security nor is it an assessment of ownership given various investment objectives. There can be no assurance as to the credit ratings that may be assigned to South Bow or that any credit rating assigned to South Bow will remain in effect for any given period of time and ratings may be upgraded, downgraded, placed under review, confirmed and discontinued by an applicable credit ratings agency at any time. Any credit ratings assigned to South Bow and any real or anticipated changes in such credit ratings may affect the market value of its securities. In addition, any credit ratings assigned to South Bow and any real or anticipated changes in such credit ratings may affect South Bow’s ability to obtain short-term and long-term financing, amounts of insurance capacity available, and the cost at which South Bow can access the capital and insurance markets.

Risks Relating to Future Dividend Payments

Payment of any future dividends by South Bow depends on its cash flows. The declaration and payment of future dividends will be at the discretion of the South Bow Board, subject to restrictions under applicable corporate laws, and may be affected by numerous factors, including South Bow’s revenues, financial condition, potential acquisitions, capital investment requirements and legal, regulatory or contractual restrictions that may restrict South Bow’s ability to pay dividends. South Bow may not be in a position to pay dividends in the future. A failure to pay dividends or a reduction or cessation of the payment of dividends could materially adversely affect the trading price of the South Bow Common Shares.

Risks Relating to Foreign Exchange Rates

Following the completion of the Arrangement, South Bow expects to use U.S. dollars as the reporting currency for its financial statements. Since certain of South Bow’s businesses generate earnings in Canadian dollars, changes in the value of the U.S. dollar against the Canadian dollar will directly affect South Bow’s comparable EBITDA and may also impact comparable earnings. South Bow intends to actively manage a portion of its foreign exchange risk using foreign exchange derivatives and hedge a portion of its net investment in operations with Canadian dollar-denominated debt, cross-currency interest rate swaps and foreign exchange options, as appropriate.

Risks Related to Cyber Attacks

South Bow’s business is dependent upon information systems and other digital technologies for controlling the liquids pipeline systems, processing transactions and summarizing and reporting the results of operations. The secure processing, maintenance and transmission of information is critical to South Bow’s operations. Furthermore, South Bow and some of its counterparties collect and store sensitive data in the ordinary course of business, including personal information, as well as proprietary business information concerning South Bow and its suppliers, investors and other stakeholders.

Cybersecurity risks have increased in recent years as a result of the proliferation of new technologies and the increased sophistication of cyber attacks and data security breaches, including in connection with the increasing use of artificial intelligence, as well as due to international and domestic political factors including geopolitical tensions, armed hostilities, war, civil unrest, sabotage and terrorism. Human error can also contribute to a cyber incident, and cyber attacks can be internal as well as external and occur at any point in South Bow’s supply chain. Because of the critical nature of South Bow’s infrastructure and South Bow’s use of information systems and other digital technologies to control the liquids pipeline systems, South Bow faces a heightened risk of cyber attacks. Cyber threat actors have attacked and threatened to attack energy infrastructure, and various government agencies have increasingly stressed that these attacks are targeting critical infrastructure, and are increasing in sophistication, magnitude, and frequency. The U.S. government has issued public warnings indicating that pipelines and other infrastructure assets might be specific targets of terrorist organizations or “cyber sabotage” events. For example, in May 2021, a ransomware attack on a major U.S. refined products pipeline forced the operator to temporarily shut down the pipeline, resulting in disruption of fuel supplies along the East Coast.

New cybersecurity legislation, regulations and orders have been recently implemented or proposed resulting in additional actual and anticipated regulatory oversight and compliance requirements, which will require significant internal and external resources. South Bow cannot predict the potential impact to its business of potential future legislation, regulations or orders relating to cybersecurity.

South Bow’s information systems or those of service providers or other counterparties may become the target of cyber attacks or security breaches which could compromise its data and systems, affect its ability to correctly record, process and report transactions,

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result in the loss of information, or cause operational disruption or incidents, including: the improper operation of its assets, potentially resulting in delays in the delivery or availability of customers’ products; contamination or degradation of the products South Bow transports, stores and distributes; damage to South Bow’s liquids pipeline systems and facilities, as well as the facilities of its customers; or releases of hydrocarbon products for which South Bow could be held liable, all of which could result in personal safety incidents and materially adversely affect South Bow’s reputation, business, operations or financial results. As a result of a cyber attack or security breach, South Bow could also be liable under laws that protect the privacy of personal information, be subject to regulatory action, fines or penalties, incur additional costs for remediation, litigation, breach of contract or indemnity claims, or other costs, all of which could materially adversely affect South Bow’s reputation, business, financial condition and results of operations.

In addition, a cyber attack could occur and persist for an extended period without detection. Any investigation of a cyber attack or other security incident may be inherently unpredictable, and it would take time before the completion of any investigation and availability of full and reliable information. During such time, South Bow may not know the extent of the harm or how best to remediate it, and certain errors or actions could be repeated or compounded before they are discovered and remediated, all or any of which could further increase the costs and consequences of a cyber attack or other security incident, and South Bow’s remediation efforts may not be successful. The inability to implement, maintain and upgrade adequate safeguards could materially and adversely affect South Bow’s business, financial condition and results of operations. As cyber attacks continue to evolve, South Bow may be required to expend significant additional resources to continue to modify or enhance its protective measures or to investigate and remediate any information security vulnerabilities.

Furthermore, media reports about a cyber attack or other significant security incident affecting South Bow or its liquids pipelines, whether accurate or not, or, under certain circumstances, South Bow’s failure to make adequate or timely disclosures to the public, law enforcement, other regulatory agencies or affected individuals following any such event, whether due to delayed discovery or otherwise, could negatively impact South Bow’s operating results and result in other negative consequences, including damage to South Bow’s reputation or competitiveness, harm to its relationships with customers, partners, suppliers and other third parties, interruption to its management, remediation or increased protection costs, significant litigation or regulatory action, fines or penalties, all of which could materially adversely affect South Bow’s business, financial condition and results of operations.

Risks Related to Insurance Coverage

South Bow’s insurance program may not cover all operational risks and costs and may not provide sufficient coverage in the event of a claim. South Bow will not maintain insurance coverage against all potential losses and could suffer losses for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. Losses in excess of South Bow’s insurance coverage could have a material adverse effect on its business, financial condition and results of operations.

Changes in the insurance markets subsequent to certain hurricanes and other natural disasters, as well as the introduction of climate-related policies, have made it more difficult and more expensive to obtain certain types of coverage. The occurrence of an event that is not fully covered by insurance, or failure by one or more of South Bow’s insurers to honour its coverage commitments for an insured event, could have a material adverse effect on South Bow’s business, financial condition and results of operations. Insurance companies may reduce the insurance capacity they are willing to offer or may demand significantly higher premiums or deductibles to cover South Bow’s assets. If significant changes in the number or financial solvency of insurance underwriters for the energy industry occur, South Bow may be unable to obtain and maintain adequate insurance at a reasonable cost. There is no assurance that South Bow’s insurers will renew their insurance coverage on acceptable terms, if at all, or that South Bow will be able to arrange for adequate alternative coverage in the event of non-renewal. The unavailability of full insurance coverage to cover events in which South Bow suffers significant losses could have a material adverse effect on South Bow’s business, financial condition and results of operations.

Talent Risk

The future success of South Bow will depend largely upon the performance of key officers, employees and consultants who have advanced the Liquids Pipelines business to its current stage of development and contributed to its potential for future growth. The market for qualified talent has become increasingly competitive, with shortages of qualified talent relative to the number of available opportunities being experienced in all markets where South Bow will continue its operations. The ability to remain competitive by offering higher compensation packages and programs for growth and development of personnel, with a view to retaining existing talent and attracting new talent, will become increasingly important to South Bow and its operations in the current climate. Any prolonged inability to retain key individuals, or to attract and retain new talent as South Bow grows, could have a material adverse effect upon South Bow’s growth potential and prospects. The costs associated with retaining and recruiting key individuals and a skilled workforce could adversely affect South Bow’s business, financial condition and results of operations.

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Risks of Legal Proceedings

South Bow may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business, as a result of its status as a publicly-traded company and because of its liquids pipelines business. Litigation related to environmental and climate change-related matters, as well as ESG disclosure, is on the rise. TC Energy has been subject to, and South Bow may in the future be subject to, legal proceedings in Canada and the United States concerning the amount and/or nature of variable tolls charged to its customers, including in relation to the amount and apportionment of maintenance capital costs and costs associated with the use of drag reducing agents, as well as the allocation of costs between Keystone and Marketlink. The occurrence and outcome of any legal proceedings cannot be predicted with any reasonable degree of certainty due to the inherently uncertain nature of litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. Defense and settlement costs of legal claims can be substantial, even with respect to claims that are determined to have little or no merit.

Litigation may be costly and time-consuming, and can divert the attention of management and key personnel away from day-to-day business operations. South Bow may, from time to time, be subject to legal proceedings or the threat of legal proceedings. If South Bow were to be unsuccessful in defending any material claims against it, or unable to settle such claims on a satisfactory basis, it may be faced with significant monetary damages, injunctive relief or other negative impacts that could have a material adverse effect on South Bow’s business and financial condition. South Bow may also be required to change its operating practices in response to any such legal proceedings. To the extent South Bow is involved in any active litigation, the outcome of such matters may not be determinable, and it may not be possible to accurately predict the outcome or quantum of any such proceedings at a given time.

Risks Related to Indigenous Claims and Consultation Obligations

Indigenous peoples in Canada have constitutionally protected rights, and have claimed aboriginal and treaty rights to a substantial portion of lands in western Canada. The successful assertion of Indigenous title or other Indigenous rights claims may have an adverse effect on western Canadian crude oil production and may result in reduced demand for South Bow’s assets and infrastructure that service those areas, which could have a material adverse effect on South Bow’s business, financial condition and results of operations.

The interpretation of aboriginal and treaty rights is evolving and government policy (including the requirements that are imposed on industry) continues to change. In Canada, the federal and provincial governments have a duty to consult and, where appropriate, accommodate Indigenous peoples where the interests of the Indigenous peoples may be affected by a government action or decision. The consultation processes and expectations of parties involved can vary considerably from project to project (and from community to community), which can contribute to process uncertainty, increased costs, delay in receiving required approvals, and potentially, an inability to secure the required approvals for some projects. The scope of the duty to consult by federal and provincial governments is fact dependent but has been broadening in recent years and is expected to continue to increase in the future. If a government or regulatory body determines that the duty to consult has not been appropriately discharged relative to the issuance of regulatory approvals required by South Bow, the issuance of such approvals may be delayed or denied, thereby impacting South Bow’s Canadian operations.

Additionally, the federal government has introduced legislation to implement the United Nations Declaration on the Rights of Indigenous Peoples. Certain provincial governments have enacted similar legislation. The adoption of such laws are expected to continue to add uncertainty to the ability of entities operating in the Canadian oil and gas industry to execute on major resource development and infrastructure projects, including, among other projects, pipelines.

In the United States, certain of South Bow’s operations may cross land that has historically been apportioned to various Native American and First Nations tribes, who may exercise significant jurisdiction and sovereignty over their lands. Native American and First Nations tribes may also have certain treaty rights and rights to consultation on projects that may affect such lands. South Bow’s operations may be impacted to the extent these tribal governments are found to have and choose to act upon such jurisdiction over lands where South Bow operates.

Risks of Loss of Foreign Private Issuer Status

It is expected that, upon the completion of the Arrangement, South Bow will be a “foreign private issuer”, as such term is defined under the U.S. Exchange Act. As a foreign private issuer, South Bow will be exempt from certain of the provisions of U.S. federal securities laws. However, if South Bow were to lose its status as a foreign private issuer, South Bow would be required to comply with the same U.S. federal securities laws that apply to a U.S. company in addition to its obligations as a reporting issuer in Canada. The regulatory and compliance costs to South Bow under securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer. Compliance with these additional regulatory and reporting requirements under U.S. securities laws would require South Bow’s management to devote substantial time and resources to comply with new regulatory

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requirements. Further, if South Bow were not a foreign private issuer, it would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer using the multijurisdictional disclosure system forms and could increase the cost of accessing the capital markets compared to if South Bow continued to be a foreign private issuer. In addition, South Bow may lose the ability to rely upon exemptions from NYSE corporate governance requirements that are available to foreign private issuers, which may further increase South Bow’s costs of compliance.

South Bow could lose its status as a foreign private issuer if more than 50 per cent of South Bow’s outstanding voting securities are directly or indirectly held of record by U.S. holders as of the end of South Bow’s second fiscal quarter and any one of the following is true: (a) the majority of South Bow’s directors or executive officers are U.S. citizens or residents; (b) more than 50 per cent of South Bow’s assets are located in the United States; or (c) South Bow’s business is administered principally in the United States.

Risks Relating to Internal Controls over Financial Reporting

South Bow will be responsible for establishing and maintaining adequate internal controls over financial reporting, which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. Because South Bow is a new public company and is implementing new financial control and management systems, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A failure to prevent or detect errors or misstatements may result in a decline in the market price of the South Bow Common Shares. If South Bow’s management is unable to certify the effectiveness of its internal controls or if material weaknesses in South Bow’s internal controls are identified, South Bow could be subject to regulatory scrutiny and a loss of public confidence, which could harm South Bow’s business and cause a decline in the price of the South Bow Common Shares. South Bow does not expect that its disclosure controls and procedures and internal controls over financial reporting will prevent all error or fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are reasonable constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgements in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If South Bow cannot provide reliable financial reports or prevent fraud, South Bow’s reputation and operating results could be materially adversely affected, which could also cause investors to lose confidence in South Bow’s reported financial information, which in turn could result in a reduction in the trading price of the South Bow Common Shares. The foregoing risks may be heightened on account of the fact that South Bow intends to rely on the exemption contained in Section 4.5 or 5.5, as applicable, of National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, which will permit South Bow to file a more limited form of certificate concerning its disclosure controls and procedures and internal controls over financial reporting in respect of its first financial period following the completion of the Arrangement.

Risks Relating to Proposed and Recently Enacted Legislation in the United States and Canada

Changes to applicable tax laws (which changes may have retroactive application) could adversely affect South Bow or South Bow Shareholders.

In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future. The U.S. Congress is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact South Bow’s financial performance and the value of South Bow Common Shares. Additionally, states in which South Bow operates or owns assets may impose new or increased taxes. If enacted, most of the proposals would be effective for the current or later years. The proposed legislation remains subject to change, and its anticipated impact on South Bow and holders of South Bow Common Shares is uncertain.

On November 28, 2023, the Department of Finance (Canada) released its revised proposals to amend the Tax Act that include a two per cent corporate level tax on the net value of equity repurchases by certain publicly-traded entities in Canada (the Equity Repurchase Proposals). The application of the tax will be subject to certain exceptions and anti-avoidance provisions. While the Equity Repurchase Proposals are proposed to be effective for transactions that occur on or after January 1, 2024, it is unknown when the Equity Repurchase Proposals may be enacted and if they will be enacted in their current form proposed. South Bow will continue

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to assess the Equity Repurchase Proposals as they may have an adverse impact on South Bow in relation to any future share buybacks.

Additionally, on November 28, 2023, the Department of Finance (Canada) released revised proposals to amend the Tax Act that are intended, where applicable, to limit the deductibility of certain interest and financing expenses (the EIFEL Proposals). While the EIFEL Proposals are proposed to be effective for taxation years beginning on or after October 1, 2023, it is unknown when the EIFEL Proposals may be enacted and if they will be enacted in the current form proposed. South Bow will continue to assess the EIFEL Proposals as they could affect South Bow’s business, financial condition and results of operations of South Bow.

South Bow is subject to the examination of its tax returns and other tax matters by tax authorities. While South Bow believes that its tax filings positions are appropriate and supportable, it is possible that tax authorities may successfully challenge South Bow’s interpretations of tax legislation which may result in non-compliance or re-assessment, or affect South Bow’s estimate of current and future income taxes, and have an adverse effect on the business, financial condition and results of operations of South Bow.

Inflation

The general rate of inflation impacts the economies and business environments in which South Bow operates. Increased inflation and any economic conditions resulting from governmental attempts to reduce inflation, such as the imposition of higher interest rates or wage and price controls, may increase costs related to South Bow’s business and negatively impact levels of demand for South Bow’s services and cost of inputs, which could have a material adverse effect on South Bow’s business, financial condition and results of operations. Higher interest rates as a result of inflation could also negatively impact South Bow’s borrowing costs, which could have a material adverse effect on South Bow’s business, financial condition and results of operations.

Pandemic Risks, Geopolitical Conflicts and Other Risks

The COVID-19 pandemic, the Russian war in Ukraine, the Israel-Palestine conflict in the Middle East, inflation and other factors continue to impact global markets and cause general economic uncertainty, the impact of which may have a significant adverse effect on South Bow’s business, financial condition and results of operations.

The COVID-19 pandemic, and governmental response thereto, had extensive and far-reaching impacts on global commerce, including significant stock market volatility, volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and restrictions on the global movement of people. Any similar global pandemic or epidemic and the governmental responses thereto, may have a significant adverse effect on South Bow’s suppliers, on South Bow’s employees and on global financial markets which may have a material adverse effect on South Bow’s business, financial condition and results of operations. These concerns, together with concerns over general global economic conditions, fluctuations in interest and foreign exchange rates, stock market volatility, geopolitical issues, the Russian war in Ukraine, the Israel-Palestine conflict in the Middle East and inflation have contributed to increased economic uncertainty and diminished expectations for the global economy. This global economic uncertainty may have a material adverse effect on South Bow’s business, financial condition and results of operations.

Concerns over global economic conditions may also have the effect of heightening many of the other risks described herein, including, but not limited to, risks relating to: fluctuations in the market price of crude oil, the terms and availability of financing, cost overruns, geopolitical concerns, counterparty risk and changes in law, policies or regulatory requirements.

Risks Relating to the Securities of South Bow

Risks Relating to Incipient Trading Market for South Bow Common Shares

There will not be any public market for the South Bow Common Shares prior to the completion of the Arrangement. The extent to which investor interest will lead to the development of a trading market for South Bow Common Shares or how liquid that market might be is not currently known. Holders of South Bow Common Shares may not be able to resell their South Bow Common Shares at or above the initial trading price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the South Bow Common Shares and limit the number of investors who are able to buy South Bow Common Shares.

Risks Relating to Stability of Stock Price and Availability of a Continuing Public Market

The market price of the South Bow Common Shares may in the future be subject to significant fluctuations as a result of many factors, some of which will be beyond South Bow’s control. Among the factors that could in the future affect South Bow’s stock price are:

•	quarterly variations in South Bow’s results of operations,
•	changes in market valuations of similar companies and stock market price and volume fluctuations generally,
•	changes in earnings estimates or the publication of research reports by analysts,
•	speculation in the press or investment community about South Bow’s business or the liquids pipeline industry generally,

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•	strategic actions by South Bow or its competitors such as acquisitions, divestitures or restructurings,
•	a thin trading market for the South Bow Common Shares may develop, which could make it somewhat illiquid,
•	regulatory developments,
•	additions or departures of key personnel,
•	the price of crude oil,
•	general market conditions, and
•	domestic and international economic, political, market and currency factors unrelated to South Bow’s performance.

The stock markets have experienced extreme volatility that has sometimes been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of South Bow Common Shares.

Additionally, there is no guarantee of a continuing public market to resell the South Bow Common Shares. South Bow will not be able to provide assurance that an active and liquid public market for the South Bow Common Shares will develop or, if it does develop, that it will continue to exist.

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Historical and Pro Forma Consolidated Financial Information

FINANCIAL STATEMENTS

Cautionary Note

The historical carve-out and pro forma financial information for South Bow included in this Circular has been prepared for illustrative purposes only and may not be indicative of the operating results or financial condition that would have been achieved if the Arrangement had been completed on the date or for the periods noted therein, nor do they purport to project the results of operations or financial position for any future period or as of any future date. See Risk Factors – Risks Relating to Carve-Out Financial Statements in this Schedule F.

Financial Statements for South Bow

Included as Schedule G to this Circular are the audited financial statements of South Bow for the period from incorporation on December 15, 2023 to December 31, 2023 (the South Bow Financial Statements), reflecting the absence of assets, liabilities and operations in respect of South Bow during this period.

Carve-Out Financial Statements for the Liquids Pipelines Business

Upon completion of the Arrangement, the Liquids Pipelines business of TC Energy will form the primary business of South Bow. As a result, included as Schedule H to this Circular are the Carve-Out Financial Statements and the Carve-Out MD&A.

Pro Forma Financial Statements for South Bow

Included as Schedule I to this Circular are the unaudited pro forma financial statements of South Bow as of and for the year ended December 31, 2023 (the South Bow Pro Forma Financial Statements).

The following tables set out selected pro forma financial information in respect of South Bow as of and for the year ended December 31, 2023, and should be considered in conjunction with the more complete information contained in the South Bow Pro Forma Financial Statements. Other than figures presented on a per share basis, all currency amounts are stated in millions of Canadian dollars. Following the completion of the Arrangement, South Bow expects to use U.S. dollars as the reporting currency for its financial statements.

The following selected pro forma financial information as of December 31, 2023 assumes the Arrangement was completed on that date.

As of December 31, 2023 (in millions of $)

ASSETS
Current Assets	3,316
Plant, Property and Equipment	11,141
Equity Investments	1,073
Other Long-Term Assets	234
15,764

LIABILITIES
Current Liabilities	2,602
Other Long-Term Liabilities	159
Long-Term Debt	7,879
Deferred Income Tax Liabilities	1,373
12,013
SHAREHOLDERS’ EQUITY	3,751

The following selected pro forma financial information for the year ended December 31, 2023, assumes the Arrangement was completed on January 1, 2023.

Year ended December 31, 2023 (in millions of $)
Revenues	2,705
Income from Equity Investments	68
Operating and Other Expenses	1,761
Financial Charges	461
Income Tax Expense	170
Net Income	381
Net Income per South Bow Common Share (Basic)	$1.84
Net Income per South Bow Common Share (Diluted)	$1.84

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PRO FORMA CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of South Bow as at December 31, 2023, which assumes the consummation of the Arrangement as at such date, and should be read in conjunction with the South Bow Pro Forma Financial Statements. All currency amounts are stated in millions of Canadian dollars.

	As at December 31, 2023
	Actual	Pro Forma as Adjusted
	(in millions of $)
Total Capitalization:
Long-Term Debt to Affiliates[1]	7,879	-
Long-Term Debt[1]	-	7,879
Parent’s Net Investment	3,751	-
Total Shareholders’ Equity	-	3,751
Total Capitalization	11,630	11,630

Note

1

Reflects the issuance of the South Bow Debt Securities. No pro forma adjustments have been made to reflect the interest rate, discount/premium and transaction costs associated with the South Bow Debt Securities, as these amounts are not objectively determinable.

ISSUANCE OF DEBT SECURITIES

In the event that shareholders approve the Arrangement Resolution at the meeting, it is expected that, prior to the Effective Date, entities which, upon the completion of the Arrangement, will be indirect, wholly-owned subsidiaries of South Bow will offer and sell, on a private placement basis, senior unsecured and subordinated debt securities to investors in Canada and the United States (the South Bow Debt Securities). The principal amount and other terms of the South Bow Debt Securities will be established by South Bow at the time of such offerings. Accordingly, the aggregate amount of South Bow Debt Securities so offered may be higher or lower than that set forth above under the heading Pro Forma Consolidated Capitalization, as well as that included in the South Bow Pro Forma Financial Statements. However, the aggregate offering size will be set with a view to ensuring that South Bow satisfies the Investment Grade Rating Condition set forth in the Arrangement Agreement. The net proceeds of such offerings are expected to be placed into an escrow account pending the completion of the Arrangement and, upon the release from escrow thereof, will be applied to repay all or substantially all of the indebtedness to be incurred by South Bow to acquire the Liquids Pipelines business from TC Energy in connection with the Arrangement. For further information, see Note 5(c) to the South Bow Pro Forma Financial Statements.

CREDIT FACILITIES

In order to provide ongoing liquidity, including working capital requirements, it is expected that, on or after the Effective Date, South Bow, or Affiliates thereof, will enter into one or more credit agreements with a syndicate of lenders in such amounts as shall be determined by South Bow at such time, having regard to its liquidity requirements. Any such credit agreement is expected to contain customary representations, warranties, covenants and events of default for credit facilities of this type.

Management’s Discussion and Analysis

Included as Schedule H to this Circular is the Carve-Out MD&A which should be read in conjunction with the Carve-Out Financial Statements, including the notes thereto.

Description of Capital Structure

AUTHORIZED CAPITAL

As of the date of this Circular, South Bow’s authorized share capital is comprised of an unlimited number of South Bow Common Shares and an unlimited number of preferred shares, issuable in series. The articles of South Bow will undergo a series of amendments pursuant to the Plan of Arrangement in order to facilitate the transactions contemplated thereby. Upon the completion of the Arrangement, South Bow will be authorized to issue: (a) an unlimited number of South Bow Common Shares; and (b) South Bow First Preferred Shares and South Bow Second Preferred Shares in an amount not to exceed, in aggregate, 20 per cent of the number of issued and outstanding South Bow Common Shares.

Based on the number of TC Energy shares outstanding as of the date hereof, immediately following the completion of the Arrangement and before giving effect to any issuance of South Bow Common Shares underlying South Bow Stock Options issued

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pursuant to the Arrangement, it is anticipated that approximately 207,497,566 South Bow Common Shares will be issued and outstanding (assuming no TC Energy Stock Options are exercised between the date of this Circular and the Effective Date, and that no TC Energy shares are otherwise issued between the date of this Circular and the Effective Date). Based on the number of TC Energy shares outstanding as of the date hereof, if all of the currently outstanding TC Energy Stock Options are exercised prior to the Effective Date (but no other TC Energy shares are issued between the date of this Circular and the Effective Date) approximately 208,907,634 South Bow Common Shares will be issued and outstanding immediately following the completion of the Arrangement. The foregoing does not take into account the treatment of fractional South Bow Common Shares in accordance with the Plan of Arrangement. See The Arrangement – Details of the Arrangement – Treatment of Fractional Shares in the body of this Circular.

SOUTH BOW COMMON SHARES

The South Bow Common Shares entitle the holders thereof to one vote per share at all meetings of South Bow Shareholders, except meetings at which only holders of another specified class of shares are entitled to vote, and, subject to the rights, privileges, restrictions and conditions attaching to the South Bow First Preferred Shares and the South Bow Second Preferred Shares, whether as a class or a series, and to any other class or series of shares of South Bow which rank prior to the South Bow Common Shares, entitle the holders thereof to receive: (a) dividends if, as and when declared by the South Bow Board out of the assets of South Bow properly applicable to the payment of the dividends in such amount and payable at such times and at such place or places as the South Bow Board may from time to time determine; and (b) the remaining property of South Bow upon a liquidation, dissolution or winding up of South Bow.

Subject to the approval of the shareholders at the meeting, South Bow will adopt the South Bow Shareholder Rights Plan. See South Bow Shareholder Rights Plan in the body of this Circular.

SOUTH BOW FIRST PREFERRED SHARES

Subject to certain limitations, the South Bow Board may, from time to time, issue South Bow First Preferred Shares in one or more series and determine for any such series, its designation, number of shares (subject to the limit described below) and respective rights, privileges, restrictions and conditions. The South Bow First Preferred Shares as a class have, among others, the provisions described below.

The South Bow First Preferred Shares of each series rank on a parity with the South Bow First Preferred Shares of every other series, and are entitled to preference over the South Bow Common Shares, the South Bow Second Preferred Shares and any other shares ranking junior to the South Bow First Preferred Shares with respect to the payment of dividends, the repayment of capital and the distribution of assets of South Bow in the event of its liquidation, dissolution or winding up.

Except as provided by the CBCA, the holders of the South Bow First Preferred Shares will not have any voting rights nor will they be entitled to receive notice of or to attend meetings of South Bow Shareholders. The holders of any particular series of South Bow First Preferred Shares will, if the directors so determine prior to the issuance of such series, be entitled to such voting rights as may be determined by the South Bow Board if South Bow fails to pay dividends on that series of preferred shares for any period as may be so determined by the South Bow Board. South Bow currently does not intend to issue any South Bow First Preferred Shares with voting rights, and any issuances of South Bow First Preferred Shares are expected to be made only in connection with corporate financings. South Bow does not intend to use South Bow First Preferred Shares or South Bow Second Preferred Shares as a defensive tactic to block a take-over bid.

The provisions attaching to the South Bow First Preferred Shares as a class may be modified, amended or varied only with the approval of the holders of the South Bow First Preferred Shares as a class. Any such approval to be given by the holders of the South Bow First Preferred Shares may be given by the affirmative vote of the holders of not less than 66 2/3 per cent of the South Bow First Preferred Shares represented and voted at a meeting or adjourned meeting of such holders.

The aggregate number of South Bow First Preferred Shares and South Bow Second Preferred Shares outstanding may not exceed 20 per cent of the aggregate number of the then outstanding South Bow Common Shares.

SOUTH BOW SECOND PREFERRED SHARES

The rights, privileges, restrictions and conditions attaching to the South Bow Second Preferred Shares are substantially identical to those attaching to the South Bow First Preferred Shares, except that the South Bow Second Preferred Shares rank junior to the South Bow First Preferred Shares with respect to the payment of dividends, repayment of capital and the distribution of assets of South Bow in the event of a liquidation, dissolution or winding up of South Bow.

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DIVIDENDS AND DISTRIBUTIONS

South Bow has not paid any dividends since its incorporation. The declaration of dividends will be at the sole discretion of the South Bow Board and no dividend policy has yet been adopted by the South Bow Board. Any future payment of dividends will depend, among other things, upon South Bow’s earnings, capital requirements and operating and financial condition.

It is presently anticipated that, after the Effective Date, South Bow will establish a dividend reinvestment and share purchase plan, which will permit holders of South Bow Common Shares to reinvest any cash dividends in, and make optional cash contributions to purchase, additional South Bow Common Shares. In the event that such plan is established, South Bow will issue a news release describing the plan and where additional information can be found.

PRIOR SALES

No South Bow Common Shares have been issued, or will be issued, prior to the Arrangement.

MARKET FOR SECURITIES

Currently, there is no market for the South Bow Common Shares. TC Energy has applied to list on the TSX the South Bow Common Shares to be issued pursuant to the Arrangement and issuable under the South Bow Stock Option Plan. Listing is subject to the approval of the TSX in accordance with its original listing requirements. The TSX has not conditionally approved such application and there is no assurance that the TSX will approve such application. Additionally, TC Energy has applied to list on the NYSE the South Bow Common Shares to be issued pursuant to the Arrangement and issuable under the South Bow Stock Option Plan. Listing on the NYSE will be subject to South Bow fulfilling all of the listing requirements of the NYSE. It is a condition precedent to the completion of the Arrangement under the terms of the Arrangement Agreement that TC Energy receive: (a) the conditional approval of the TSX in respect of the above listing application, subject only to compliance with the usual requirements of the TSX; and (b) the approval of the NYSE in respect of the above listing application, subject to notice of issuance. TC Energy will not proceed with the Arrangement without receiving such approvals. See Description of Capital Structure – Market for Securities in this Schedule F and Stock Exchange Listings in the body of this Circular.

OPTIONS TO PURCHASE SECURITIES

No equity incentive awards have been granted by South Bow to date. Pursuant to the Arrangement, Transferred Employees will exchange their TC Energy Stock Options for South Bow Stock Options governed by the South Bow Stock Option Plan as described under The Arrangement – Treatment of Incentive Securities – Treatment of Outstanding TC Energy Stock Options in the body of this Circular. The proposed executive officers, employees and consultants of South Bow own, in the aggregate, 628,271 TC Energy Stock Options, which will be exchanged for South Bow Stock Options pursuant to the Arrangement in the same manner as other Transferred Employees. Other than South Bow Stock Options issued in exchange for TC Energy Stock Options pursuant to the Arrangement, South Bow does not expect to issue South Bow Stock Options as part of its long term incentive program.

Principal Shareholders

There are no South Bow Common Shares outstanding as of the date of this Circular. To the knowledge of TC Energy and South Bow, there is no person or company that will, immediately following completion of the Arrangement, beneficially own, directly or indirectly, or exercise control or direction over, South Bow Common Shares carrying more than 10 per cent of the voting rights attached to the South Bow Common Shares.

Directors and Executive Officers

As of the date of this Circular, the proposed directors and executive officers of South Bow do not beneficially own, control or direct, directly or indirectly, any South Bow Common Shares. Following completion of the Arrangement, the proposed directors and executive officers, as a group, will beneficially own, control or direct, directly or indirectly, an aggregate of 46,127 South Bow Common Shares, representing approximately 0.02% per cent of the issued and outstanding South Bow Common Shares.

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DIRECTORS

The following table sets forth the name of each of the individuals who is proposed to serve as a director of South Bow upon the completion of the Arrangement, together with their jurisdiction of residence and their principal occupations or employment during the past five years.

By approving the Arrangement Resolution, shareholders will be deemed to have approved the proposed directors of South Bow. The directors of South Bow will thereafter be elected by South Bow Shareholders at each annual meeting of South Bow and will hold office until the next annual meeting of South Bow, or until their successor is duly elected or appointed, unless: (a) their office is earlier vacated in accordance with the articles of South Bow; or (b) they become disqualified to act as a director.

Name and Province or State and Country of Residence[1]	Principal Occupation or Employment for the Last Five Years	Number of South Bow Common Shares Beneficially Owned, Controlled or Directed (Directly or Indirectly)[2]
Harold (Hal) N. Kvisle[3] Calgary, Alberta, Canada	Corporate Director. Mr. Kvisle currently serves as Board Chair for ARC Resources Ltd. (oil and gas, exploration and production) and as a Director for Cenovus Energy Inc. (oil and gas) and for Finning International Inc. (construction equipment).	15,790

Chansoo Joung Jackson, Wyoming, United States	Corporate Director. Mr. Joung currently serves as Director for APA Corporation (oil and gas, exploration and production). He also served as Director for Magellan Midstream Partners, L.P. (pipeline operator).	-

George Lewis Toronto, Ontario, Canada	Corporate Director. Mr. Lewis currently serves as a Director and Chair of the Risk Committee for Legal & General Group Plc (insurer and asset manager). He also serves as Director and Chair of the Investment Committee for the Ontario Teachers Pension Plan (pension fund), Director and Chair of the Audit Committee for the AOG Group (insurer and asset manager) and a Director of James Richardson and Sons, Limited (family holding company). He previously served as a Director and Chair of the Audit and Risk Committee for Ontario Power Generation Inc. (nuclear and hydroelectric generation), Director and Chair of the Audit Committee of Enbridge Income Fund Holdings Inc. (energy infrastructure) and Director of Cenovus Energy Inc. (oil and gas).	5,261

Leonard Mallett Houston, Texas, United States	Corporate Director. Mr. Mallett currently serves as a Director for Archrock, Inc. (energy infrastructure). He also previously served as a Director and Executive Vice President, Chief Operating Officer, and Interim Chief Executive Officer of Summit Midstream GP, LLC (midstream provider of natural gas, oil and water gathering services).	-

Robert (Bob) G. Phillips Houston, Texas, United States	Corporate Director. Mr. Phillips is the former founder, Chairman, and Chief Executive Officer of Crestwood Equity Partners LP (oil and natural gas pipelines and storage and related facilities) (acquired by Energy Transfer LP in 2023).	-

Sonya M. Reed Houston, Texas, United States	Corporate Director. Ms. Reed currently serves as a Director for DNOW Inc. (downstream energy and industrial products distributor). Previously, she was the Senior Vice President and Chief Human Resources Officer of Phillips 66 (oil and gas).	-

Shannon Ryhorchuk Calgary, Alberta, Canada	Corporate Director. Ms. Ryhorchuk is a former partner of PricewaterhouseCoopers LLP (audit and assurance services). She currently serves on the Board of Governors of Mount Royal University, chairing the Audit and Risk Committee and serving on the Finance and Governance Committees.	-

Mary Pat Salomone Naples, Florida, United States	Corporate Director. Ms. Salomone currently serves as a Director for TC Energy. Previously, she served as Director for Intertape Polymer Group (manufacturing) and Herc Rentals (rental equipment).	900

Frances M. Vallejo Houston, Texas, United States	Corporate Director. Ms. Vallejo currently serves as a Director for Expro Group Holdings N.V. (energy services) and Coterra Energy Inc. (oil and gas, exploration and production). Previously, she served as a Director of Crestwood Equity Partners LP.	-

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Bevin Wirzba Calgary, Alberta, Canada	Mr. Wirzba currently serves as Executive Vice-President and President, Liquids Pipelines for TC Energy. Previously, he served as Senior Vice President, Business Development and Capital Markets for ARC Resources Ltd. (oil and gas, producer).	3,963

Don Wishart Vernon, British Columbia, Canada	Corporate Director. Mr. Wishart previously served as the Chairman of Bruce Power (electrical energy producer) and as a Director for Shawcor Ltd. (material sciences).	20,213

Notes

1	The information as to province or state and country of residence and principal occupation has been furnished by the respective proposed directors individually.
2	Upon completion of the Arrangement, based on such individual’s current ownership of TC Energy shares, as disclosed to TC Energy by such individuals.
3	Anticipated Chair of the South Bow Board. Mr. Kvisle will not be standing for re-election on the board of directors of Cenovus Energy Inc.

DIRECTOR BIOGRAPHIES

Harold (Hal) N. Kvisle

Mr. Kvisle is a corporate director and is the proposed Chair of the South Bow Board. He is a distinguished executive with more than 40 years’ experience in the energy, utilities, and power sectors. Mr. Kvisle has previously held several executive roles with international exposure and extensive experience in all facets of the energy value chain. Currently, Mr. Kvisle also serves as Board Chair for ARC Resources Ltd. (oil and gas, exploration and production) and as a director for Cenovus Energy Inc. (oil and gas) and for Finning International Inc. (construction equipment). Mr. Kvisle was Chief Executive Officer of Talisman Energy Inc. (oil and gas) from 2012 to 2015. From 2001 to 2010, he served as Chief Executive Officer of TC Energy. Prior to joining TC Energy in 1999, he founded and was President of Fletcher Challenge Energy Canada Inc. (oil and gas, exploration and production). Mr. Kvisle holds a Bachelor of Science in Engineering degree from the University of Alberta, a Master of Business Administration and Honorary Doctor of Laws degrees from the University of Calgary, and an Honorary Doctor of Laws degree from Mount Royal University. Mr. Kvisle has also earned the F.ICD.D designation from the Institute of Corporate Directors.

Chansoo Joung

Mr. Joung is a corporate director. He has served as a director of APA Corporation (oil and gas, exploration and production) since February 2011 and is Chair of the Audit Committee. He previously served as a director of Magellan Midstream Partners, L.P. (pipeline operator) from May 2019 to September 2023. He also served on the board of Targa Resources Partners LP (midstream natural gas) from 2007 to 2011 and Targa Resources Corporation (midstream natural gas) from 2010 to 2011. From 2005 to 2015, Mr. Joung worked first as a Partner and then as a Senior Advisor at Warburg Pincus LLC (private equity), where he managed investments across the energy and clean energy sectors. From 1987 to 2004, he held increasingly senior positions at Goldman Sachs (investment bank), culminating his 17-year career there as Head of the Americas Energy and Power investment banking group. Mr. Joung has a Bachelor of Arts in Physics and a Master of Business Administration from Dartmouth College.

George Lewis

Mr. Lewis is a corporate director. He has served on the boards of Legal & General Group Plc (insurer and asset manager) since 2018 (Chair of the Risk Committee), Ontario Teachers Pension Plan (pension fund) since 2019 (Chair of the Investment Committee), the AOG Group (insurer and asset manager) since 2018 (Chair of the Audit Committee) and James Richardson and Sons, Limited (family holding company) since March 2024. His previous board experience includes Cenovus Energy Inc. (oil and gas), Enbridge Income Fund Holdings Inc. (energy infrastructure) and Ontario Power Generation Inc. (nuclear and hydroelectric generation). Mr. Lewis was a member of the Royal Bank of Canada’s (RBC) (chartered bank) Group Executive Board from 2007 until 2015. Over a thirty year career at RBC, Mr. Lewis had several professional and executive roles, including in RBC Capital Markets (investment banking, mergers and acquisitions, equity research (pipelines and utilities) and Director of Research and Managing Director, Head of Institutional Equities), as well as CEO of RBC Global Asset Management, EVP and Head of Products for RBC Banking and Investments, and Group Head (Vice-Chair) for the RBC Wealth Management and RBC Insurance segments. Mr. Lewis earned a Bachelor of Commerce degree from Trinity College at the University of Toronto and a Master of Business Administration from Harvard University. He is a Fellow of the Institute of Chartered Accountants (FCA) and a CFA charter-holder.

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Leonard Mallett

Mr. Mallett is a corporate director. He has served on the board of Archrock, Inc. (energy infrastructure) since January 2021. Mr. Mallett served as Executive Vice President and Chief Operations Officer of Summit Midstream GP, LLC (Summit Midstream) (midstream provider of natural gas, oil and water gathering services) from 2015 to 2019, and as executive Director and Interim Chief Executive Officer during 2019. Prior to that, Mr. Mallett served as Senior Vice President of Engineering at Enterprise Products Partners L.P. (midstream natural gas and oil pipeline company) from 2008 to 2015 and Senior Vice President of Environmental Health and Safety from 2006 to 2008. From 1979 to 2006, Mr. Mallett served in roles of increasing responsibility, including as Senior Vice President of Operations, with TEPPCO (oil and refined products pipelines and storage and related facilities). Mr. Mallett has formerly held leadership roles with the Pipeline Research Council International, the Office of Pipeline Safety and the Clean Channel Association. Mr. Mallett has a Bachelor of Science in Mechanical Engineering from Prairie View A&M University and a Master of Business Administration from Houston Baptist University.

Robert (Bob) G. Phillips

Mr. Phillips is a corporate director. He served as Chairman and Chief Executive Officer of Crestwood Equity Partners LP (natural gas and liquids pipelines) from June 2013 to November 2023. He also served as President until January 2022. Mr. Phillips served as Chairman, President and CEO of Crestwood Midstream Partners, the Partnership’s predecessor, from November 2007 until October

2013. Previously, Mr. Phillips served as President and Chief Executive Officer and a Director of Enterprise Products Partners L.P. (oil and gas, pipeline operator) from February 2005 until June 2007 and Chief Operating Officer and a Director of Enterprise Products Partners L.P. from September 2004 until February 2005. Mr. Phillips also served on the Board of Directors of Enterprise GP Holdings L.P., the general partner of Enterprise Products Partners L.P., from February 2006 until April 2007. He previously served as Chairman of the Board and CEO of GulfTerra Energy Partners, L.P. (GTM) (oil and gas) from 1999 to 2004 prior to GTM’s merger with Enterprise Products Partners, L.P., and held senior executive management positions with El Paso Corporation (natural gas), including President of El Paso Field Services from 1996 to 2004. Prior to that he was Chairman, President and CEO of Eastex Energy, Inc. (transport of natural gas) from 1981 to 1995. Mr. Phillips previously served as a Director of Pride International, Inc. (offshore drilling contractor) from October 2007 to May 2011, and was a member of its audit committee. Mr. Phillips served as a Director of Bonavista Energy Corporation (oil and gas) from May 2015 to March 2020. Mr. Phillips served on the National Petroleum Council, which advises the United States Department of Energy on oil and gas related matters, from 2021 to 2023. Mr. Phillips holds a Bachelor of Business Administration from the University of Texas at Austin and a Juris Doctorate from South Texas College of Law.

Sonya M. Reed

Ms. Reed is a corporate director. Ms. Reed has served on the board of DNOW Inc. (downstream energy and industrial products distributor) since August 2021. Ms. Reed is a former executive officer of Phillips 66 (oil and gas). She served as Senior Vice President and Chief Human Resources Officer of Phillips 66 from May 2015 to September 2023. In this capacity she also had accountability for corporate communications, including internal and external communications, branding, social media and philanthropy. From 2011 to 2015, Ms. Reed was with General Cable Corporation (electrical components and equipment), where she last served as Executive Vice President and Chief Human Resources Officer. Ms. Reed began her career at Zurich Financial Services (financial services and insurance), where she held several positions of increasing responsibility, the last of which was Vice President of Human Resources of their Latin American business. Ms. Reed has also served on the Energy Advisory Board of the University of Houston since 2022 and as a Trustee of the Awty International School since 2020. Ms. Reed holds a Bachelor of Science in Economics from Arizona State University.

Shannon Ryhorchuk

Ms. Ryhorchuk is a corporate director. She retired in 2023 as a Partner of PricewaterhouseCoopers LLP (PwC) where she specialized in providing audit and assurance services primarily to Canadian and US Public entities in the energy and utility industry. Ms. Ryhorchuk holds the distinction of being the former leader of PwC Canada’s National Independence Office and a member of PwC’s Global Network Independence leadership team. She also served as the Managing Partner of the Calgary Assurance Practice from 2011 to 2017 and was a member of PwC Canada’s National Assurance Leadership Team. Ms. Ryhorchuk currently serves on the boards of the Canadian Partnership Against Cancer, WINS (Women in Need Society) and on the Board of Governors of Mount Royal University, chairing the Audit and Risk Committees of each. Ms. Ryhorchuk holds a Bachelor of Commerce from the University of Saskatchewan and is a Chartered Professional Accountant (CPA) and Chartered Accountant. Ms. Ryhorchuk was awarded her Fellowship CPA in 2022 and has earned the ICD.D designation from the Institute of Corporate Directors.

Mary Pat Salomone

Ms. Salomone is a corporate director. She has served as a director of TC Energy since February 2013. She previously served as a director of Intertape Polymer Group (manufacturing) from November 2015 to June 2022, as well as Herc Rentals (rental construction equipment) from July 2016 to December 2021. Ms. Salomone was the Senior Vice-President and Chief Operating Officer of The

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Babcock & Wilcox Company (B&W) (energy infrastructure) from January 2010 to June 2013. Prior to that, she served as Manager of Business Development from 2009 to 2010 and Manager of Strategic Acquisitions from 2008 to 2009 for Babcock & Wilcox Nuclear Operations Group, Inc. (nuclear). From 1998 through December 2007, Ms. Salomone served as an officer of Marine Mechanical Corporation (manufacturing of electro-mechanical equipment), which B&W acquired in 2007, including her term as President and Chief Executive Officer from 2001 through 2007. Ms. Salomone served as a trustee of the Youngstown State University Foundation from 2013 through 2019. Ms. Salomone previously served on the board of directors of United States Enrichment Corporation (basic materials, nuclear) from December 2011 to October 2012 and on the Naval Submarine League from 2007 to 2013. She was formerly a member of the Governor’s Workforce Policy Advisory Board in Ohio and the Ohio Employee Ownership Center and served on the board of Cleveland’s Manufacturing Advocacy & Growth Network. Ms. Salomone has a Bachelor of Engineering in Civil Engineering from Youngstown State University and a Master of Business Administration from Baldwin Wallace College. She completed the Advanced Management Program at Duke University’s Fuqua School of Business in 2011.

Frances M. Vallejo

Ms. Vallejo is a corporate director. Ms. Vallejo currently serves on the Board of Directors of Coterra Energy Inc. (oil and gas exploration and production), which she joined following her tenure on the Board of Directors of Cimarex Energy Co., which began in May 2017. She has also served on the board of Expro Group Holdings N.V. (energy services) since May 2023. Previously Ms. Vallejo served as a director of Crestwood Equity Partners LP from February 2021 to November 2023. Ms. Vallejo is a former executive officer of ConocoPhillips (oil and gas) where she began her career in 1987. She served as Vice President of Corporate Planning and Development from April 2015 until December 2016 and as Vice President and Treasurer from October 2008 until March 2015. Prior to October 2008, she served as General Manager of Corporate Planning and Budgets, Vice President of Upstream Planning and Portfolio Management, Assistant Treasurer, Manager of Strategic Transactions, and in other geophysical, commercial, and finance roles. Ms. Vallejo was a member of the Board of Trustees of Colorado School of Mines from 2010 until 2016 and is a member of the Colorado School of Mines Foundation Board of Governors. Ms. Vallejo holds a Bachelor of Science in Mineral Engineering Mathematics from Colorado School of Mines and a Master of Business Administration from Rice University, where she was named a Jones Scholar.

Bevin Wirzba

Bevin Wirzba is the Executive Vice-President and President, Liquids Pipelines at TC Energy. In his role, Mr. Wirzba is responsible for overseeing the liquids transportation business. Prior to January 1, 2024, Mr. Wirzba served as Executive Vice-President, and Group President, Liquids Pipelines and Coastal GasLink, where, in addition to overseeing the liquids transportation business, he was responsible for overseeing the development and execution of the 670-km Coastal GasLink pipeline project, planned to deliver natural gas from northeastern British Columbia to Kitimat for LNG export.

Before joining TC Energy in 2019, Mr. Wirzba previously served as Senior Vice President, Business Development and Capital Markets for ARC Resources Ltd. (oil and gas, producer) from January 2016 to May 2019. Prior to that he served as Managing Director for RBC Capital Markets and RBC Dominion Securities (investment bank), and for 12 years with Chevron Corp. (oil and gas) working in North America and internationally.

Mr. Wirzba holds a Bachelor of Science in Civil Engineering from the University of Alberta, a Master of Business Administration from the Edinburgh Business School and is a member of the Association of Professional Engineers and Geoscientists of Alberta (APEGA). He also sits on the board of directors for STARS.

Don Wishart

Mr. Wishart is a corporate director. Mr. Wishart served on the board of Shawcor Ltd. (material sciences) from 2015 to 2020, serving as Chairman from May 2018 to May 2020. He previously served as the Chairman of Bruce Power (electrical energy producer) from 2014 to 2023. He served as a director of Bruce Power from 2011 to 2014 before assuming the chairman role. He joined the TC Energy in 1997 and held positions of increasing responsibility including Senior Vice President of Project Development from 1997 to 1999 and Senior Vice President of Field Operations from 2000 to 2003. In 2004 he assumed the position of Executive Vice President of Operations and Major Projects, a position he held until his retirement in 2013. As Executive Vice President of Operations and Major Projects, Don was responsible for the full range of services required to design, build, operate and maintain all facilities and infrastructure at TC Energy. These responsibilities included engineering and technical services, project management, construction, field operations, community, safety and environment, and procurement and shared services. Mr. Wishart holds Master of Science and Bachelor of Science degrees from the University of Alberta.

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BOARD COMMITTEES

Following completion of the Arrangement, the South Bow Board will have four committees: the South Bow Audit Committee, the South Bow Governance and Risk Committee, the South Bow Safety and Operational Excellence Committee and the South Bow Human Resources Committee.

The anticipated members of each of these committees following completion of the Arrangement are identified below. Information about the South Bow Audit Committee can be found in this Schedule F under the heading Audit Committee.

Director	South Bow Audit Committee	South Bow Governance and Risk Committee	South Bow Safety and Operational Excellence Committee	South Bow Human Resources Committee

Harold (Hal) N. Kvisle[1]

Chansoo Joung	✓	✓

George Lewis	✓	Chair

Leonard Mallett			✓	✓

Robert (Bob) G. Phillips			✓	✓

Director	South Bow Audit Committee	South Bow Governance and Risk Committee	South Bow Safety and Operational Excellence Committee	South Bow Human Resources Committee

Sonya M. Reed		✓		Chair

Shannon Ryhorchuk	Chair		✓

Mary Pat Salomone		✓	✓

Frances M. Vallejo	✓	✓

Bevin Wirzba[2]

Don Wishart			Chair	✓

Notes

1	Mr. Kvisle will not be a member of any South Bow Board committees, but will be invited to attend committee meetings as required.
2	As President and CEO of South Bow, Mr. Wirzba will not be a member of any South Bow Board committees, but will be invited to attend committee meetings as required.

EXECUTIVE OFFICERS

The following table sets forth the name of each of the individuals who is expected to serve as an executive officer of South Bow upon the completion of the Arrangement, together with their jurisdiction of residence, anticipated position(s) with South Bow and their principal occupations or employment during the past five years.

Name, Province or State and Country of Residence and Expected Position with South Bow[1]	Principal Occupation or Employment for the Last Five Years	Number of South Bow Common Shares Beneficially Owned, Controlled or Directed (Directly or Indirectly)[2]
Bevin Wirzba Calgary, Alberta, Canada President and Chief Executive Officer	Mr. Wirzba was appointed as TC Energy’s Executive Vice-President and Group President, Liquids Pipelines and Coastal Gaslink on August 1, 2023. Mr. Wirzba’s title was changed to Executive Vice-President and President, Liquids Pipelines effective January 1, 2024 to better reflect his responsibilities. Prior to his appointment, Mr. Wirzba held the position of TC Energy’s Executive Vice-President, Strategy & Corporate Development and Group Executive, Canadian Natural Gas and Liquids Pipelines until April 28, 2023. To enable greater focus on critical assets and major projects, Mr. Wirzba was appointed TC Energy’s Executive Vice-President and Group Executive, Canadian Natural Gas and Liquids Pipelines on May 1, 2023.	3,963

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Van Dafoe Calgary, Alberta, Canada Senior Vice-President and Chief Financial Officer	Mr. Dafoe is a director of Ricochet Oil Corp. Previously Mr. Dafoe served as a director of Bonavista Energy Corporation from August 2020 until November 17 2023, when it was acquired by Tourmaline Oil Corp. Mr. Dafoe was previously the Senior Vice-President and Chief Financial Officer at ARC Resources Ltd. until February 2020.	11
Richard J. Prior Houston, Texas, United States Senior Vice-President and Chief Operating Officer	Mr. Prior was appointed President, Liquids Pipelines in January 2022. Previously, Mr. Prior has held positions of increasing responsibility in commercial, project, and operational roles within TC Energy’s Liquids and Natural Gas Pipelines business units.	5,455
Lori Muratta Houston, Texas, United States Senior Vice-President and General Counsel	Ms. Muratta was previously the Vice-President, General Counsel and Secretary of Shell Midstream Partners, as well as Managing Counsel, Midstream and Commercial until February 2023.	-

Notes

1	The information as to province or state and country of residence and principal occupation has been furnished by the respective proposed officers individually.
2	Upon completion of the Arrangement, based on such individual’s current ownership of TC Energy shares, as disclosed to TC Energy by such individuals.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of TC Energy, no proposed director or executive officer of South Bow is, as at the date of this Circular, or was, within 10 years before the date of this Circular, a director, CEO or CFO of any company (including TC Energy), that: (a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days; or (b) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation that was issued after the director or executive officer ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.

To the knowledge of TC Energy, no proposed director or executive officer of South Bow, or a shareholder holding a sufficient number of securities of TC Energy to affect materially the control of South Bow: (a) is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including TC Energy) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of TC Energy, no proposed director, or executive officer of South Bow, or a shareholder holding a sufficient number of securities of TC Energy to affect materially the control of South Bow, has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As of the date of this Circular, to the knowledge of TC Energy, no individual who is a proposed director, executive officer or employee of South Bow, or an associate or affiliate of such an individual, will be indebted to South Bow upon completion of the Arrangement.

CONFLICTS OF INTEREST

Certain of the proposed directors and executive officers of South Bow are officers and directors of, or are associated with, other public and private companies, including TC Energy. Such associations may give rise to conflicts of interest with South Bow from time to time.

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To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the CBCA and South Bow’s policies governing directors and executive officers, as further described below under Corporate Governance – Ethical Business Conduct.

Director and Executive Compensation

To date, South Bow has not carried on any active business. No compensation has been paid by South Bow to its proposed executive officers or directors and none will be paid by South Bow until after the Arrangement is completed. Following completion of the Arrangement, it is anticipated that the directors and executive officers of South Bow will be paid compensation in an amount and format that is comparable to companies of similar size and character which, for the executive officers of South Bow, includes customary provisions for payment in the event of a change of control.

An annual retainer fee or attendance fee for the proposed directors of South Bow has not been established. However, a fee schedule similar to that in place for the TC Energy directors is expected to be adopted by South Bow initially and it is expected that all reasonable expenses incurred by directors in order to attend meetings will be reimbursed by South Bow.

Corporate Governance

THE SOUTH BOW BOARD

The South Bow Board is expected to be comprised of 11 directors upon completion of the Arrangement. By approving the Arrangement Resolution, shareholders will be deemed to have approved and elected the proposed directors of South Bow, which are formally appointed pursuant to the Plan of Arrangement.

Independence

Each of the proposed directors of South Bow, other than Bevin Wirzba, will be considered to be an “independent” director for the purposes of NI 52-110. Bevin Wirzba, who will be the President and CEO of South Bow, will not be considered independent. As such, a majority (10 of 11 or 91 per cent) of the proposed directors of South Bow will be independent.

It is anticipated that the South Bow Common Shares will be dual-listed in Canada and the U.S. The NYSE and U.S. securities laws set out different requirements for determining director independence vis-à-vis the TSX and securities laws in Canada. As an anticipated “foreign private issuer” under U.S. securities laws and for so long as South Bow maintains this status, South Bow will likely be permitted to follow Canadian requirements (as its home country) instead of certain NYSE corporate governance standards, including director independence; however, this does not apply to audit committee independence requirements under U.S. securities laws. The proposed members of the South Bow Audit Committee are expected to be Shannon Ryhorchuk (Chair), Chansoo Joung, George Lewis and Frances M. Vallejo, each of whom will satisfy the independence requirements of Rule 10A-3 under the U.S. Exchange Act and Section 303A of the NYSE Listed Company Manual.

Independent Chair

The roles of Chair of the South Bow Board and CEO of South Bow will be separate. Harold (Hal) N. Kvisle, who will serve as Chair of the South Bow Board, will be responsible for the management, development and effective functioning of the South Bow Board and will provide leadership in every aspect of its work. The position description for the Chair of the South Bow Board will set out the Chair’s key responsibilities, which are expected to include setting the South Bow Board meeting agenda and chairing all South Bow Board meetings.

Independent Advice

The South Bow Board and each of its four standing committees can retain independent advisors to assist in carrying out their duties and responsibilities.

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Serving on Other Boards

Certain of the proposed directors of South Bow are directors of other reporting issuers (or the equivalent) in Canada or foreign jurisdictions, as set out below.

Director	Name of Issuer(s)
Harold (Hal) N. Kvisle	Cenovus Energy Inc., ARC Resources Ltd. and Finning International Inc.[1]
Chansoo Joung	APA Corporation
George Lewis	Legal & General Group Plc
Leonard Mallett	Archrock, Inc.
Sonya M. Reed	DNOW Inc.
Mary Pat Salomone	TC Energy Corporation
Frances M. Vallejo	Expro Group Holdings N.V. and Coterra Energy Inc.

Note

1	Mr. Kvisle will not be standing for re-election on the board of directors of Cenovus Energy Inc.

In-Camera Sessions

The South Bow Board will meet without management and non-independent directors at the end of all meetings of the South Bow Board. The Chair of the South Bow Board will encourage open and candid discussions among the independent directors by providing them with an opportunity to express their views on key topics before decisions are made.

Board Mandate

The South Bow Board’s primary responsibility is to foster the long-term success and sustainability of South Bow consistent with the South Bow Board’s responsibility to act honestly and in good faith with a view to the best interests of South Bow. The South Bow Board will discharge this responsibility directly and through delegation of specific responsibilities to management and committees of the South Bow Board, as more particularly described in the South Bow Board Charter that will be adopted by the South Bow Board following completion of the Arrangement. The proposed South Bow Board Charter is attached as Appendix A to this Schedule F. The South Bow Board Charter will be available on South Bow’s website once adopted following the completion of the Arrangement.

Position Descriptions

The South Bow Board will have written position descriptions for the Chair and the chair of each of the committees of the South Bow Board, and the CEO of South Bow. The South Bow Board Charter and the committee charters for the South Bow Audit Committee, the South Bow Governance and Risk Committee, the South Bow Safety and Operational Excellence Committee and the South Bow Human Resources Committee will set out in writing the responsibilities of the South Bow Board and the committees, respectively, for supervising management of South Bow.

Orientation and Continuing Education

New directors will participate in an orientation program featuring sessions on corporate strategy, South Bow’s main business issues and historical and financial information about South Bow and the Liquids Pipelines business. New directors will also typically have an opportunity to visit and tour South Bow’s facilities and project sites.

South Bow will tailor the sessions for each director based on individual needs and their specific areas of interest. New directors will also meet one-on-one with the CEO and each executive vice-president for an overview of the different areas of South Bow’s business and operations and a discussion of key areas of interest. Briefing sessions will also be held for new South Bow Board committee members.

Directors will receive a reference manual with:

•	details about their duties and obligations as a member of the South Bow Board,
•	information about South Bow’s business and operations,
•	copies of the South Bow Board and committee charters,
•	copies of recent public disclosure filings,
•	documents from recent South Bow Board meetings, and
•	a copy of the current year’s strategic plan.

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The South Bow Governance and Risk Committee will review the orientation program and reference manual every year to ensure it meets South Bow’s needs and the needs of new directors. The South Bow Governance and Risk Committee will also develop the continuing education program every year based on current and emerging issues, South Bow’s corporate objectives and input from other directors.

Continuing education helps strengthen a director’s knowledge and understanding of the business, industry, governance and other issues. Senior management and external experts will make presentations to the South Bow Board and committees from time to time on various topics related to the business, including changes to legal, regulatory and industry requirements. Continuing education will also be conducted on an informal basis and directors will be provided with articles and publications of interest.

South Bow will also suggest seminars and education programs for directors that may be relevant, and pay the registration fee and travel expenses as appropriate. South Bow will also offer to pay annual fees for memberships with organizations that are appropriate and provide relevant publications and educational opportunities to its directors.

Ethical Business Conduct

South Bow will adopt the COBE, which will apply to all employees, officers and directors, and contractors of South Bow and its wholly-owned subsidiaries and operated entities in countries where it conducts business, with the exception of independently operated entities whose corporate governance documents meet or exceed South Bow’s requirements. A copy of the COBE will, upon adoption, be found on South Bow’s SEDAR+ profile at www.sedarplus.ca and on South Bow’s website.

Proposed directors and officers of South Bow and its subsidiaries will be required to disclose any existing or potential conflicts of interest in accordance with South Bow’s policies governing directors and officers and in accordance with the CBCA.

The COBE will cover potential conflicts of interest and will require that all employees, officers, directors and contract workers of South Bow avoid situations that may result in a potential conflict of interest.

In the event an employee, officer, director or contract worker finds themselves in a potential conflict situation, the COBE will stipulate that the conflict should be reported and the person should refrain from participation in any decision or action where there is a real or perceived conflict.

The COBE will also note that employees and officers of South Bow may not engage in outside business activities that are in conflict with or detrimental to the interests of South Bow. The CEO and the executive leadership team will be required to receive consent from the Chair of the South Bow Governance and Risk Committee for all outside business activities.

Under the COBE, directors will also be required to declare any material interest that they may have in a material contract or transaction and recuse themselves from related deliberations and approvals.

In addition to the COBE, the directors and officers of South Bow will be required to disclose any related parties and related party transactions in their annual directors’ and officers’ questionnaires. These questionnaires will assist South Bow in identifying and monitoring material related party transactions.

The South Bow Governance and Risk Committee will review and approve any material related party transactions prior to the transaction occurring, and will maintain oversight over material related party transactions following such approval.

Related party transactions include any transactions between South Bow (or any of its subsidiaries) and a related party that are material to South Bow or the related party or are unusual in their nature or conditions and are inconsistent with the interests of South Bow and its shareholders.

For this purpose, related parties include:

•	key management personnel, such as South Bow’s directors and executive leadership team and their immediate family members,
•	individuals and their immediate family members who exercise significant influence over South Bow,
•	entities where the individuals, including their immediate family members, noted above have substantial voting power or are able to exercise significant influence, and
•	entities directly controlled by South Bow.

Board Nomination

The South Bow Governance and Risk Committee will be responsible for identifying and recommending to the South Bow Board qualified individuals for election as directors and candidates for appointment to South Bow Board committees as set out in the South Bow Governance and Risk Committee charter. The South Bow Governance and Risk Committee will recommend potential candidates based on their qualifications and independence and how these qualities balance with the skill set of the current South Bow Board,

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the structure and composition of the committees, board diversity and the director retirement schedule. With respect to board diversity, when selecting new members for nomination to the South Bow Board, the South Bow Governance and Risk Committee will take into account the desirability of maintaining a balanced diversity of backgrounds, skills and experience, and personal characteristics such as age, gender and the geographic residence of directors. See Diversity below.

Board Assessments

The South Bow Governance and Risk Committee will oversee the assessment of the performance of the South Bow Board, the Chair of the South Bow Board, the South Bow Board committees and individual directors annually and report the results to the South Bow Board. The assessment process will involve both the Chair of the South Bow Board and Chair of the South Bow Governance and Risk Committee meeting separately with each director individually for an assessment of such director on a regular basis. The individual director assessment will include a discussion of expectations for directors serving on the South Bow Board and provide specific feedback to each director on their performance as a member of the South Bow Board. Interviews will include questions about effectiveness, communication, personal and individual peer performance and soliciting input from directors about areas for potential improvement. The interviews will be open-ended to encourage discussion and seek specific input on topics such as risk, strategy and governance.

Director Tenure

South Bow will implement guidelines that once a director turns 73 or has served more than 15 years on the South Bow Board, whichever comes first, such director will not stand for re-election at the next annual meeting. Notwithstanding age limits, a director will be eligible to serve on the South Bow Board for at least five years in order to ensure a robust level of South Bow Board continuity and to permit onboarded directors to serve a sufficient term to meaningfully contribute to the South Bow Board. The South Bow Board, upon recommendation of the South Bow Governance and Risk Committee, may apply discretion to permit a director or director nominee to stand for election outside of the terms of its retirement age or term limit if it is in the best interests of South Bow.

The South Bow Governance and Risk Committee will also review factors like changes in principal occupation, consistently poor attendance, poor performance, board interlocks and other relevant circumstances that may trigger the resignation or retirement of a director.

Diversity

It is expected that South Bow will adopt a diversity policy, which will relate to the identification and nomination of directors. The objective of the policy will be to enhance South Bow Board diversity by seeking qualified director nominees, while considering diversity criteria. The diversity criteria is expected to include skills, expertise, industry experience and personal characteristics such as age, gender, ethnicity and other distinctions of potential director nominees. More specifically, in seeking suitable director nominee candidates, it is expected that the South Bow Governance and Risk Committee will: (a) consider all aspects of diversity; (b) assess the skills and backgrounds collectively represented on the South Bow Board to ensure that they reflect the diverse nature of the business environment in which South Bow operates; (c) consider candidates on merit against objective criteria having due regard to the benefits of diversity on the South Bow Board; and (d) at its discretion, engage qualified independent external advisors to identify and assess candidates that meet the South Bow Board’s skills and diversity criteria.

Pursuant to its diversity policy, it is expected that the South Bow Board will set a target of at least 30 per cent women and at least one racially and/or ethnically diverse member on the South Bow Board. Further, if the South Bow Board composition falls below the target of 30 per cent women or one racially and/or ethnically diverse member on the South Bow Board, the South Bow Governance and Risk Committee will commit to increasing the gender diversity and/or racial or ethnic diversity representation to the applicable target by the next annual meeting of South Bow Shareholders. In addition, it is expected that, each year, the South Bow Governance and Risk Committee will: (a) assess the effectiveness of the South Bow Board diversity policy, including receiving updates on South Bow’s board diversity statistics, peer diversity policies and shareholder expectations on diversity; (b) monitor and review its progress in achieving its targets for gender diversity and racial/ethnic diversity; (c) monitor the implementation of the South Bow Board diversity policy; and (d) report to the South Bow Board and recommend any revisions to the South Bow Board diversity policy that may be necessary. Of the proposed director nominees for South Bow, four out of 11 (36 per cent) are women, and four out of 11 (36 per cent) are visible minorities representing racial and/or ethnic diversity on the South Bow Board.

With respect to members of senior management, the South Bow Board will consider the level of representation of women in executive officer positions when making executive officer appointments, as part of a broader focus on diversity in its workforce and management. South Bow has not adopted formal targets for representation of women in executive officer positions because it believes that, at this time, representation of women in such positions can be adequately addressed by management and the South

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Bow Governance and Risk Committee actively monitoring applicable diversity statistics and continuing to take into consideration the level of representation of women in executive officer positions when making appointments.

SOUTH BOW AUDIT COMMITTEE

Overview

The South Bow Audit Committee will be responsible for assisting the South Bow Board in overseeing the integrity of South Bow’s financial statements and South Bow’s compliance with legal and regulatory requirements. The South Bow Audit Committee will also be responsible for overseeing and monitoring the accounting and reporting process and the process, performance and independence of South Bow’s external auditors.

Audit Committee Charter

It is anticipated that the South Bow Board will adopt a charter of the South Bow Audit Committee substantially in the form attached as Appendix B to this Schedule F.

Composition of the Audit Committee and Independence

It is anticipated that the South Bow Audit Committee will consist of Shannon Ryhorchuk (Chair), Chansoo Joung, George Lewis and Frances M. Vallejo. NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with South Bow, which could, in the view of the South Bow Board, reasonably interfere with the exercise of the member’s independent judgment. All members of the South Bow Audit Committee will be “independent” directors under the requirements of NI 52-110, Rule 10A-3 under the U.S. Exchange Act and Section 303A of the NYSE Listed Company Manual.

Relevant Education and Experience

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the company’s financial statements. All of the proposed members of the South Bow Audit Committee are “financially literate” under the requirements of NI 52-110, and the NYSE Listed Company Manual and all of the proposed members of the South Bow Audit Committee are considered to be “audit committee financial experts” as that term is used in the U.S. Exchange Act.

The following is a description of the education and experience of each member of the South Bow Audit Committee that is relevant to the performance of his or her responsibilities as a member of the South Bow Audit Committee.

Shannon Ryhorchuk (Chair)

Ms. Ryhorchuck was a Partner of PwC where she specialized in providing audit and assurance services. Ms. Ryhorchuk holds the distinction of being the former leader of PwC Canada’s National Independence Office and a member of PwC’s Global Network Independence leadership team. She also served as the Managing Partner of the Calgary Assurance Practice from 2011 to 2017 and was a member of PwC Canada’s National Assurance Leadership Team. Ms. Ryhorchuk holds a Bachelor of Commerce from the University of Saskatchewan and is a Chartered Professional Accountant (CPA) and Chartered Accountant. She is a Fellow of the Institute of Chartered Professional Accountants and has earned the ICD.D designation from the Institute of Corporate Directors.

Chansoo Joung

Mr. Joung has served as a director of APA Corporation since February 2011 and is Chair of the Audit Committee. From 2005 to 2015, Mr. Joung worked first as a Partner and then as a Senior Advisor at Warburg Pincus LLC, where he managed investments across the energy and clean energy sectors. From 1987 to 2004, he held increasingly senior positions at Goldman Sachs, culminating his 17-year career there as Head of the Americas Energy and Power investment banking group. Mr. Joung has a Master of Business Administration from Dartmouth College.

George Lewis

Mr. Lewis was a member of the Royal Bank of Canada’s Group Executive Board from 2007 until 2015, with responsibility for RBC’s wealth, asset management and insurance segments. He joined RBC in 1986, serving in various financial and wealth management roles. Mr. Lewis earned a Bachelor of Commerce degree from Trinity College at the University of Toronto and a Master of Business Administration from Harvard University. He is a Fellow of the Institute of Chartered Accountants (FCA) and a CFA charter-holder.

Frances M. Vallejo

Ms. Vallejo is a former executive officer of ConocoPhillips where she began her career in 1987. She served as Vice President of Corporate Planning and Development from April 2015 until December 2016 and as Vice President and Treasurer from October 2008 until March 2015. Prior to October 2008, she served as General Manager of Corporate Planning and Budgets, Vice President of

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Upstream Planning and Portfolio Management, Assistant Treasurer, Manager of Strategic Transactions, and in other finance roles. Ms. Vallejo holds a Master of Business Administration from Rice University, where she was named a Jones Scholar.

Pre-Approval Policies and Procedures

The South Bow Audit Committee will maintain a pre-approval policy with respect to permitted non-audit services and audit services. For non-audit service engagements of up to $250,000, approval of the Chair of the South Bow Audit Committee is required, and the South Bow Audit Committee is to be informed of the engagement at the next scheduled South Bow Audit Committee meeting. For all non-audit service engagements of $250,000 or more, pre-approval of the South Bow Audit Committee is required.

Audit Fees

South Bow has not paid any fees to its independent auditor, KPMG LLP, in respect of audit fees, audit-related fees, tax fees or other fees for the period from incorporation to the present and any such fees incurred to date have been and will be paid by TC Energy.

SOUTH BOW GOVERNANCE AND RISK COMMITTEE

It is anticipated that the South Bow Governance and Risk Committee will consist of George Lewis (Chair), Chansoo Joung, Sonya M. Reed, Mary Pat Salomone and Frances M. Vallejo, each of whom will be an “independent” director within the meaning of NI 52-110. The South Bow Governance and Risk Committee will be responsible for: (a) assisting the South Bow Board with maintaining strong governance policies and practices at South Bow, including reviewing the independence and financial literacy of directors, managing director compensation and the South Bow Board assessment process; (b) overseeing South Bow’s strategic planning process and risk management activities; (c) monitoring the relationship between management and the South Bow Board, directors’ share ownership levels, governance developments and emerging best practices; (d) identifying qualified candidates for the South Bow Board to consider as potential directors; (e) recommending the meeting schedule for South Bow Board and committee meetings and site visits; and (f) overseeing matters related to the timing of South Bow’s annual meeting.

SOUTH BOW SAFETY AND OPERATIONAL EXCELLENCE COMMITTEE

It is anticipated that the South Bow Safety and Operational Excellence Committee will consist of Don Wishart (Chair), Leonard Mallett, Robert (Bob) G. Phillips, Mary Pat Salomone and Shannon Ryhorchuk, each of whom will be an “independent” director within the meaning of NI 52-110. The South Bow Safety and Operational Excellence Committee will be responsible for the matters described under Health, Safety, Sustainability, Environmental Protections and Social Polices – Safety and Operational Excellence Committee in this Schedule F.

SOUTH BOW HUMAN RESOURCES COMMITTEE

It is anticipated that the South Bow Human Resources Committee will consist of Sonya M. Reed (Chair), Leonard Mallett, Robert (Bob) G. Phillips and Don Wishart, each of whom will be an “independent” director within the meaning of NI 52-110. The South Bow Human Resources Committee will be responsible for: (a) assisting the South Bow Board with developing strong human resources policies and plans; (b) overseeing the compensation programs and assessing the performance of the CEO and each executive vice-president against pre-established objectives and recommending their compensation to the South Bow Board; (c) approving and, as applicable, recommending to the South Bow Board executive incentive awards, and any major changes to the compensation programs and benefits plans for employees; and (d) reviewing the benefits under South Bow’s pension plans and share ownership requirements for executives.

Stock Exchange Listing

TC Energy has applied to list on the TSX the South Bow Common Shares to be issued pursuant to the Arrangement and issuable under the South Bow Stock Option Plan. Listing is subject to the approval of the TSX in accordance with its original listing requirements. The TSX has not conditionally approved such application and there is no assurance that the TSX will approve such application. Additionally, TC Energy has applied to list on the NYSE the South Bow Common Shares to be issued pursuant to the Arrangement and issuable under the South Bow Stock Option Plan. Listing on the NYSE will be subject to South Bow fulfilling all of the listing requirements of the NYSE. It is a condition precedent to the completion of the Arrangement under the terms of the Arrangement Agreement that TC Energy receive: (a) the conditional approval of the TSX in respect of the above listing application, subject only to compliance with the usual requirements of the TSX; and (b) the approval of the NYSE in respect of the above listing application, subject to notice of issuance. TC Energy will not proceed with the Arrangement without receiving such approvals.

The trading symbol for the South Bow Common Shares will be “SOBO” on the TSX and the NYSE.

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Promoter

Under applicable Canadian securities laws, TC Energy may be considered a promoter of South Bow in that it took the initiative in founding South Bow for the purpose of implementing the Arrangement. See The Arrangement in the body of this Circular.

As of the date of this Circular, and upon completion of the Arrangement, TC Energy does not and will not beneficially own, control or direct, directly or indirectly, any voting or other equity securities of South Bow or its subsidiaries.

Legal Proceedings and Regulatory Actions

There are no legal proceedings to which TC Energy or South Bow is a party, or in respect of which any of TC Energy’s or South Bow’s property was the subject of, which is or will be material to South Bow, and South Bow is not aware of any such legal proceedings that are contemplated.

Since incorporation, there have not been any penalties or sanctions imposed against South Bow by a court relating to provincial or territorial securities legislation or by a securities regulatory authority, nor have there been any other penalties or sanctions imposed by a court or regulatory body against South Bow, and South Bow has not entered into any settlement agreements before a court relating to provincial or territorial securities legislation or with a securities regulatory authority.

Interest of Management and Others in Material Transactions

Except as set forth elsewhere in this Circular, none of the proposed directors or executive officers of South Bow nor any associate or affiliate of any of the foregoing persons, has or has had any material interest in any past transaction within the three years before the date of this Circular, or any proposed transaction, that has materially affected or would materially affect South Bow or any of the entities that will be subsidiaries of South Bow upon completion of the Arrangement.

Auditors, Transfer Agent and Registrars

KPMG LLP, Chartered Professional Accountants, of 3100, 205 – 5th Avenue S.W., Calgary, Alberta, T2P 4B9, is the auditor of South Bow.

The transfer agent and registrar for the South Bow Common Shares will be Computershare Investor Services Inc. at its principal offices in Calgary, Alberta, and Toronto, Ontario.

Material Contracts

Following the completion of the Arrangement, the following will be the material contracts of South Bow, other than contracts entered into in the ordinary course of business:

1.	the Arrangement Agreement, as described in The Arrangement – Arrangement Agreement in the body of this Circular; and

2.	the Separation Agreement, as described in The Arrangement – Separation Agreement and Other Arrangements in the body of this Circular.

Copies of the above material contracts will be available following the completion of the Arrangement on South Bow’s profile on SEDAR+ at www.sedarplus.ca.

Interest of Experts

KPMG LLP, Chartered Professional Accountants, is South Bow’s independent auditor and such firm has issued an independent auditor’s report dated April 10, 2024 with respect to the Carve-Out Financial Statements and the South Bow Financial Statements. KPMG LLP confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to South Bow under the SEC’s general standard of independence in Rule 2-01(b) of Regulation S-X.

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Financial Statements Disclosure

See Schedule G to this Circular for the South Bow Financial Statements.

See Schedule H to this Circular for the Carve-Out Financial Statements and the Carve-Out MD&A.

See Schedule I to this Circular for the South Bow Pro Forma Financial Statements.

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APPENDIX A

Charter of the South Bow Board of Directors

I.	INTRODUCTION

A.

The Board’s primary responsibility is to foster the long-term success and sustainability of South Bow Corporation (the Company) consistent with the Board’s responsibility to act honestly and in good faith with a view to the best interests of the Company.

B.

The Board of Directors has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board. This Charter is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.	COMPOSITION AND BOARD ORGANIZATION

A.	Nominees for directors are initially considered and recommended by the Governance and Risk Committee of the Board, approved by the entire Board and elected annually by the shareholders of the Company.

B.

The Board must be comprised of a majority of members who have been determined by the Board to be independent. A member is independent if the member has no direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

C.	Directors who are not members of management will meet on a regular basis to discuss matters of interest independent of any influence from management.

D.

Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board. The responsibilities of those committees will be as set forth in their Charter, as amended from time to time.

III.	DUTIES AND RESPONSIBILITIES

A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. Certain of the legal obligations of the Board are described in detail in Section IV. Subject to these legal obligations and to the Articles and Bylaws of the Company, the Board retains the responsibility for managing its own affairs, including:

i)	planning its composition and size;

ii)	selecting its Chair;

iii)	nominating candidates for election to the Board;

iv)	determining independence of Board members;

v)	approving committees of the Board and membership of directors thereon;

vi)	determining director compensation; and

vii)	assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.

B.	Management and Human Resources

The Board has the responsibility for:

i)

the appointment and succession of the Chief Executive Officer (CEO) and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO’s duties;

ii)	approving a position description for the CEO;

iii)	reviewing CEO performance at least annually, against agreed-upon written objectives;

iv)	approving decisions relating to senior management, including the:

a)	appointment of officers of the Company and members of the executive leadership team;

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b)	compensation and benefits for senior executive officers;[1] and

c)

employment contracts and other special arrangements with senior executive officers, or with other employee groups if such action is likely to have a subsequent material[2] impact on the Company or its basic human resource and compensation policies;

v)	taking all reasonable steps to ensure succession planning programs are in place, including programs to train and develop management; and

vi)

the overall oversight of the Company sponsored Canadian pension plans and ensuring that processes are in place to properly oversee the administration and management of such pension plans either directly or through delegation of the duties and responsibilities to one or more Board committees.

C.	Strategy and Plans

The Board has the responsibility to:

i)	participate in strategic planning sessions to ensure that management develops, corporate strategic priorities and objectives and approve the resulting strategic plan;

ii)	approve capital commitment and expenditure budgets and related operating plans;

iii)	approve financial and operating objectives used in determining compensation;

iv)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

v)	approve material divestitures and acquisitions; and

vi)	monitor management’s achievements in implementing major corporate strategies and objectives, in light of changing circumstances.

D.	Financial and Corporate Issues

The Board has the responsibility to:

i)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

ii)	monitor operational and financial results;

iii)	approve annual financial statements, related Management’s Discussion and Analysis and the release thereof by management;

iv)	approve the Management Information Circular, Annual Information Form and documents incorporated by reference therein;

v)	declare dividends;

vi)

approve financings, changes in authorized capital, issue and repurchase of shares, issue and redemption of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and trust indentures;

vii)	recommend appointment of external auditors and approve auditors’ fees;

viii)	approve banking resolutions and significant changes in banking relationships;

ix)	approve appointments, or material changes in relationships with corporate trustees;

x)	approve contracts, leases and other arrangements or commitments that may have a material impact on the Company;

xi)	approve spending authority guidelines; and

xii)	approve the commencement or settlement of litigation that may have a material impact on the Company.

1 Senior executive officers are the members of the executive leadership team.

2 For purposes of this Charter, the term “material” includes a transaction or a series of related transactions that would, using reasonable business judgment and assumptions, have a meaningful impact on the Company. The impact could be relative to the Company’s financial performance and liabilities as well as its reputation.

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E.	Business and Risk Management

The Board has the responsibility to:

i)

take reasonable steps to ensure that management has identified the enterprise risks of the Company’s businesses and implemented appropriate strategies to manage these risks, understands the enterprise risks and achieves a proper balance between risks and benefits;

ii)	review reports on capital commitments and expenditures relative to approved budgets;

iii)	review operating and financial performance relative to budgets or objectives;

iv)

oversee environmental and social issues and receive, on a regular basis, reports on matters relating to, among others, ethical conduct, environmental management, employee and contractor health and safety, human rights, relationships with Indigenous communities and related party transactions; and

v)

assess and monitor management control systems by evaluating and assessing information provided by management and others (e.g. internal and external auditors) about the effectiveness of management control systems.

F.	Policies and Procedures

The Board has responsibility to:

i)	monitor compliance with all significant policies and procedures by which the Company is operated;

ii)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

iii)	provide policy direction to management while respecting its responsibility for day-to-day management of the Company’s businesses; and

iv)	review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

G.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:

i)	take all reasonable steps to ensure the Company has in place effective disclosure and communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

ii)	approve interaction with shareholders on all items requiring shareholder response or approval;

iii)	take all reasonable steps to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

iv)	take all reasonable steps to ensure that financial results are reported fairly and in accordance with generally accepted accounting principles;

v)	take all reasonable steps to ensure the timely reporting of any other developments that have significant and material impact on the Company; and

vi)	report annually to shareholders on the Board’s stewardship for the preceding year (the Annual Report).

IV.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A.	The Board is responsible for:

i)	directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained;

ii)	approving changes in the By-laws and Articles of Incorporation, matters requiring shareholder approval, and agendas for shareholder meetings;

iii)	approving the Company’s legal structure, name, logo, mission statement and vision statement; and

iv)	performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board or to management.

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APPENDIX B

Charter of the South Bow Audit Committee

1.	PURPOSE

The Audit Committee shall assist the Board of Directors (the Board) in overseeing and monitoring, among other things, the:

•	Company’s financial accounting and reporting process;
•	integrity of the financial statements;
•	Company’s internal control over financial reporting;
•	external financial audit process;
•	compliance by the Company with legal and regulatory requirements; and
•	independence and performance of the Company’s internal and external auditor.

To fulfill its purpose, the Audit Committee has been delegated certain authorities by the Board that it may exercise on behalf of the Board.

2.	ROLES AND RESPONSIBILITIES

I.	APPOINTMENT OF THE COMPANY’S EXTERNAL AUDITOR

Subject to confirmation by the external auditor of their compliance with Canadian and U.S. regulatory registration requirements, the Audit Committee shall recommend to the Board the appointment of the external auditor, such appointment to be confirmed by the Company’s shareholders at each annual meeting. The Audit Committee shall also recommend to the Board the compensation to be paid to the external auditor for audit services. The Audit Committee shall also be directly responsible for the oversight of the work of the external auditor (including resolution of disagreements between management and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The external auditor shall report directly to the Audit Committee.

The Audit Committee shall review and approve the audit plan of the external auditor. The Audit Committee shall also receive periodic reports from the external auditor regarding the auditor’s independence, discuss such reports with the auditor, consider whether the provision of non-audit services is compatible with maintaining the auditor’s independence and take appropriate action to satisfy itself of the independence of the external auditor. In addition, to further satisfy itself of audit quality and the independence of the external auditor, the Audit Committee shall undertake a Periodic Comprehensive Review of the External Auditor at least once every five years.

II.	OVERSIGHT IN RESPECT OF FINANCIAL DISCLOSURE

The Audit Committee shall, to the extent it deems it necessary or appropriate:

(a)

review, discuss with management and the external auditor and recommend to the Board for approval, the Company’s audited annual consolidated financial statements, annual information form, management’s discussion and analysis (MD&A), all financial information in prospectuses and other offering memoranda, financial statements required by securities regulators, all prospectuses and all documents which may be incorporated by reference into a prospectus, including, without limitation, the annual management information circular, but excluding any pricing or prospectus supplement relating to the issuance of debt securities of the Company;

(b)

review, discuss with management and the external auditor and approve, the release to the public of the Company’s interim reports, including the consolidated financial statements, MD&A and news releases on quarterly financial results;

(c)	review and discuss with management and the external auditor the use of non-GAAP information and the applicable reconciliation;

(d)

review and discuss with management any financial outlook or future-oriented financial information disclosure in advance of its public release; provided, however, that such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made). The Audit Committee need not discuss in advance each instance in which the Company may provide financial projections or presentations to credit rating agencies;

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(e)

review with management and the external auditor major issues regarding accounting policies and auditing practices, including any significant changes in the Company’s selection or application of accounting policies, as well as major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies that could significantly affect the Company’s financial statements;

(f)	review and discuss quarterly findings reports from the external auditor on:

(i)	all critical accounting policies and practices to be used;

(ii)

all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor;

(iii)	other material written communications between the external auditor and management, such as any management letter or schedule of unadjusted differences;

(g)	review with management and the external auditor the effect of regulatory and accounting developments on the Company’s financial statements;

(h)	review with management and the external auditor the effect of any off-balance sheet structures on the Company’s financial statements;

(i)

review with management, the external auditor and, if necessary, legal counsel, any litigation, claim or contingency, including arbitration and tax assessments, that could have a material effect upon the financial position of the Company, and the manner in which these matters have been disclosed in the financial statements;

(j)

review disclosures made to the Audit Committee by the Company’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO) during their certification process for the periodic reports filed with securities regulators about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls;

(k)

discuss with management the Company’s material financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies;

III.	OVERSIGHT IN RESPECT OF LEGAL AND REGULATORY MATTERS

(a)

review with the Company’s General Counsel legal matters that may have a material impact on the financial statements, the Company’s compliance policies and any material reports or inquiries received from regulators or governmental agencies;

IV.	OVERSIGHT IN RESPECT OF INTERNAL AUDIT

(a)

review and approve the audit plans of the internal auditor of the Company including the degree of coordination between such plans and those of the external auditor and the extent to which the planned audit scope can be relied upon to detect weaknesses in internal control, fraud or other illegal acts;

(b)

review the significant findings prepared by the internal audit department and recommendations issued by it or by any external party relating to internal audit issues, together with management’s response thereto;

(c)	review compliance with the Company’s policies and avoidance of conflicts of interest;

(d)	review the report prepared by the internal auditor on officers’ expenses and aircraft usage;

(e)

review the adequacy of the resources of the internal auditor to ensure the objectivity and independence of the internal audit function, including reports from the internal audit department on its audit process with subsidiaries and affiliates;

(f)

ensure the internal auditor has access to the Chair of the Audit Committee, the Board and the CEO and meet separately with the internal auditor to review with him or her any problems or difficulties he or she may have encountered and specifically:

(i)	any difficulties which were encountered in the course of the audit work, including restrictions on the scope of activities or access to required information, and any disagreements with management;

(ii)	any changes required in the planned scope of the internal audit;

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(iii)	the internal audit department responsibilities, budget and staffing;

and to report to the Board on such meetings;

V.	OVERSIGHT IN RESPECT OF THE EXTERNAL AUDITOR

(a)

review any letter, report or other communication from the external auditor in respect of any identified weakness in internal control or unadjusted difference and management’s response and follow-up, inquire regularly of management and the external auditor of any significant issues between them and how they have been resolved, and intervene in the resolution if required;

(b)	receive and review annually the external auditor’s formal written statement of independence delineating all relationships between itself and the Company;

(c)	meet separately with the external auditor to review any problems or difficulties the external auditor may have encountered and specifically:

(i)	any difficulties which were encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information, and any disagreements with management;

(ii)	any changes required in the planned scope of the audit;

and to report to the Board on such meetings;

(d)	meet with the external auditor prior to the audit to review the planning and staffing of the audit;

(e)

receive and review annually the external auditor’s written report on their own internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the external auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, and any steps taken to deal with such issues;

(f)	review and evaluate the external auditor, including the lead partner of the external auditor team;

(g)

ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law, but at least every five years;

VI.	OVERSIGHT IN RESPECT OF AUDIT AND NON-AUDIT SERVICES

(a)	pre-approve all audit services (which may entail providing comfort letters in connection with securities underwritings) and all permitted non-audit services, other than non-audit services where:

(i)

the aggregate amount of all such non-audit services provided to the Company that were not pre-approved constitutes not more than five per cent of the total fees paid by the Company and its subsidiaries to the external auditor during the fiscal year in which the non-audit services are provided;

(ii)	such services were not recognized by the Company at the time of the engagement to be non-audit services;

(iii)

such services are promptly brought to the attention of the Audit Committee and approved, prior to the completion of the audit, by the Audit Committee or by one or more members of the Audit Committee to whom authority to grant such approvals has been delegated by the Audit Committee;

(b)	approval by the Audit Committee of a non-audit service to be performed by the external auditor shall be disclosed as required under securities laws and regulations;

(c)

the Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this subsection. The decisions of any member to whom authority is delegated to pre-approve an activity shall be presented to the Audit Committee at its first scheduled meeting following such pre-approval;

(d)

if the Audit Committee approves an audit service within the scope of the engagement of the external auditor, such audit service shall be deemed to have been pre-approved for purposes of this subsection;

F-B-3 | TC Energy Management Information Circular 2024

VII.	OVERSIGHT IN RESPECT OF CERTAIN POLICIES

(a)

review and recommend to the Board for approval the implementation of, and significant amendments to, policies and program initiatives deemed advisable by management or the Audit Committee with respect to the Company’s code of business ethics (COBE), risk management and financial reporting policies;

(b)

obtain reports from management, the Company’s senior internal auditing executive and the external auditor and report to the Board on the status and adequacy of the Company’s efforts to ensure its businesses are conducted and its facilities are operated in an ethical, legally compliant and socially responsible manner, in accordance with the Company’s COBE;

(c)

establish a non-traceable, confidential and anonymous system by which callers may ask for advice or report any ethical or financial concern, ensure that procedures for the receipt, retention and treatment of complaints in respect of accounting, internal controls and auditing matters are in place, and receive reports on such matters as necessary;

(d)	annually review and assess the adequacy of the Company’s public disclosure policy;

(e)

review and approve the Company’s hiring policy for partners, employees and former partners and employees of the present and former external auditor (recognizing the Sarbanes-Oxley Act of 2002 does not permit the CEO, controller, CFO or chief accounting officer to have participated in the Company’s audit as an employee of the external auditor during the preceding one-year period) and monitor the Company’s adherence to the policy;

VIII.	OVERSIGHT IN RESPECT OF FINANCIAL ASPECTS OF THE COMPANY’S CANADIAN PENSION PLANS (THE COMPANY’S PENSION PLANS), SPECIFICALLY:

(a)	review and approve annually the Statement of Investment Beliefs for the Company’s pension plans;

(b)

delegate the ongoing administration and management of the financial aspects of the Canadian pension plans to the Pension Committee comprised of members of the Company’s management team appointed by the Human Resources Committee, in accordance with the Pension Committee Charter, which terms shall be approved by both the Audit Committee and the Human Resources Committee, and the terms of the Statement of Investment Beliefs;

(c)

monitor the financial management activities of the Pension Committee and receive updates at least annually from the Pension Committee on the investment of the Plan assets to ensure compliance with the Statement of Investment Beliefs;

(d)	provide advice to the Human Resources Committee on any proposed changes in the Company’s pension plans in respect of any significant effect such changes may have on pension financial matters;

(e)	review and consider financial and investment reports and the funded status relating to the Company’s pension plans and recommend to the Board on pension contributions;

(f)	receive, review and report to the Board on the actuarial valuation and funding requirements for the Company’s pension plans;

(g)	approve the initial selection or change of actuary for the Company’s pension plans;

(h)	approve the appointment or termination of the pension plans’ auditor;

IX.	U.S. STOCK PLANS

(a)	review and approve the engagement and related fees of the auditor for any plan of a U.S. subsidiary that offers Company stock to employees as an investment option under the plan;

X.	OVERSIGHT IN RESPECT OF INTERNAL ADMINISTRATION

(a)

review annually the reports of the Company’s representatives on certain audit committees of subsidiaries and affiliates of the Company and any significant issues and auditor recommendations concerning such subsidiaries and affiliates;

(b)	oversee succession planning for the senior management in finance, treasury, tax, risk, internal audit and the controllers’ group;

TC Energy Management Information Circular 2024 | F-B-4

XI.	INFORMATION SECURITY

(a)	review quarterly, the report of the Chief Information Officer (or such other appropriate Company representative) on information security controls, education and awareness.

XII.	OVERSIGHT FUNCTION

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate or are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the external auditor. The Audit Committee, its Chair and any of its members who have accounting or related financial management experience or expertise, are members of the Board, appointed to the Audit Committee to provide broad oversight of the financial disclosure, financial risk and control related activities of the Company, and are specifically not accountable nor responsible for the day-to-day operation of such activities. Although designation of a member or members as an “audit committee financial expert” is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Audit Committee, designation as an “audit committee financial expert” does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Audit Committee and Board in the absence of such designation. Rather, the role of any audit committee financial expert, like the role of all Audit Committee members, is to oversee the process and not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure.

3.	COMPOSITION OF AUDIT COMMITTEE

The Audit Committee shall consist of three or more directors, a majority of whom are resident Canadians (as defined in the Canada Business Corporations Act), and all of whom are unrelated and/or independent for the purposes of applicable Canadian and United States securities law and applicable rules of any stock exchange on which the Company’s securities are listed. Each member of the Audit Committee shall be financially literate and at least one member shall have accounting or related financial management expertise (as those terms are defined from time to time under the requirements or guidelines for audit committee service under securities laws and the applicable rules of any stock exchange on which the Company’s securities are listed for trading or, if it is not so defined, as that term is interpreted by the Board in its business judgment).

4.	APPOINTMENT OF AUDIT COMMITTEE MEMBERS

The members of the Audit Committee shall be appointed by the Board from time to time on the recommendation of the Governance and Risk Committee and shall hold office until the next annual meeting of shareholders or until their successors are earlier appointed or until they cease to be directors of the Company.

5.	VACANCIES

Where a vacancy occurs at any time in the membership of the Audit Committee, it may be filled by the Board on the recommendation of the Governance and Risk Committee.

6.	AUDIT COMMITTEE CHAIR

The Board shall appoint a Chair of the Audit Committee who shall:

(a)	review and approve the agenda for each meeting of the Audit Committee and, as appropriate, consult with members of management;

(b)	preside over meetings of the Audit Committee;

(c)	make suggestions and provide feedback from the Audit Committee to management regarding information that is or should be provided to the Audit Committee;

(d)	report to the Board on the activities of the Audit Committee relative to its recommendations, resolutions, actions and concerns; and

(e)	meet as necessary with the internal and external auditor.

7.	ABSENCE OF AUDIT COMMITTEE CHAIR

If the Chair of the Audit Committee is not present at any meeting of the Audit Committee, one of the other members of the Audit Committee present at the meeting shall be chosen by the Audit Committee to preside at the meeting.

F-B-5 | TC Energy Management Information Circular 2024

8.	SECRETARY OF AUDIT COMMITTEE

The Corporate Secretary shall act as Secretary to the Audit Committee.

9.	MEETINGS

The Chair, or any two members of the Audit Committee, or the internal auditor, or the external auditor, may call a meeting of the Audit Committee. The Audit Committee shall meet at least quarterly. The Audit Committee shall meet periodically with management, the internal auditor and the external auditor in separate executive sessions.

10.	QUORUM

A majority of the members of the Audit Committee, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak to each other, shall constitute a quorum.

11.	NOTICE OF MEETINGS

Notice of the time and place of every meeting shall be given in writing, facsimile communication or by other electronic means to each member of the Audit Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

12.	ATTENDANCE OF COMPANY OFFICERS AND EMPLOYERS AT MEETING

At the invitation of the Chair of the Audit Committee, one or more officers or employees of the Company may attend any meeting of the Audit Committee.

13.	PROCEDURE, RECORDS AND REPORTING

The Audit Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board when the Audit Committee may deem appropriate but not later than the next meeting of the Board.

14.	REVIEW OF CHARTER AND EVALUATION OF AUDIT COMMITTEE

The Audit Committee shall review its Charter annually or otherwise, as it deems appropriate and, if necessary, propose changes to the Governance and Risk Committee and the Board. The Audit Committee shall annually review the Audit Committee’s own performance.

15.	OUTSIDE EXPERTS AND ADVISORS

The Audit Committee is authorized, when deemed necessary or desirable, to retain and set and pay the compensation for independent counsel, outside experts and other advisors, at the Company’s expense, to advise the Audit Committee or its members independently on any matter.

16.	RELIANCE

Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Company from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations and (iii) representations made by management and the external auditor, as to any information technology, internal audit and other non-audit services provided by the external auditor to the Company and its subsidiaries.

TC Energy Management Information Circular 2024 | F-B-6

Schedule G – Audited Financial Statements of South Bow

South Bow Corporation

Financial Statements

(audited)

For the period from incorporation on

December 15, 2023 to December 31, 2023

G-1 | TC Energy Management Information Circular 2024

KPMG LLP

205 5th Avenue SW

Suite 3100

Calgary AB T2P 4B9

Tel 403-691-8000

Fax 403-691-8008

www.kpmg.ca

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors of South Bow Corporation

Opinion

We have audited the financial statements of South Bow Corporation (“the Company”), which comprise:

•	the balance sheet as of December 31, 2023;

•	the statement of income for the period from incorporation on December 15, 2023 to December 31, 2023;

•	the statement of changes in equity for the period from incorporation on December 15, 2023 to December 31, 2023; and

•	the notes to the financial statements, including a summary of significant accounting policies

(hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and its results of operations for the period from incorporation on December 15, 2023 to December 31, 2023 in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Financial Statements” section of our auditor’s report.

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private

English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

TC Energy Management Information Circular 2024 | G-2

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

●

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

G-3 | TC Energy Management Information Circular 2024

●

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●

Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Chartered Professional Accountants

Calgary, Canada

April 10, 2024

TC Energy Management Information Circular 2024 | G-4

Statement of Income

Period from incorporation on December 15, 2023 to December 31, 2023

Revenues	-

Expenses	-

Income before income taxes	-

Income tax expense	-

Net income	-

The accompanying Notes to the financial statements are an integral part of these statements.

G-5 | TC Energy Management Information Circular 2024

Balance Sheet

December 31, 2023

Assets	-

Liabilities and Shareholder’s Equity	-

The accompanying Notes to the financial statements are an integral part of these statements.

On behalf of the Board:

(signed) “Richard J. Prior”	(signed) “Jennifer Geggie”

Richard Prior, Director	Jennifer Geggie, Director

TC Energy Management Information Circular 2024 | G-6

Statement of Changes in Equity

year ended December 31	Period from incorporation on December 15, 2023 to December 31, 2023

Retained earnings, beginning of period	-

Retained earnings, end of period	-

The accompanying Notes to the financial statements are an integral part of these statements.

G-7 | TC Energy Management Information Circular 2024

Notes to Financial Statements

1. DESCRIPTION OF SOUTH BOW CORPORATION’S BUSINESS

South Bow Corporation (South Bow or the Company) was incorporated under the Canada Business Corporations Act on December 15, 2023, for the purpose of spinning out TC Energy Corporation’s (TC Energy) Liquids Pipelines business, along with certain related assets, into a separate publicly traded company. As a result of the proposed spin-off transaction, the Company will consolidate the financial results of TC Energy’s Liquids business at a future date when the Liquids Pipelines business is contributed to the Company. South Bow’s registered office is located at 450 – 1 Street SW, Calgary, Alberta, Canada, T2P 5H1. For the period from the date of incorporation to December 31, 2023, South Bow did not conduct any business activities other than those required for its formation and matters contemplated by the Plan of Arrangement.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that South Bow will continue for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period.

The financial statements have been authorized for issue by the Board of Directors of TC Energy on April 10, 2024.

On July 27, 2023, TC Energy announced plans to separate into two independent, investment-grade, publicly listed companies through the spinoff of its Liquids Pipelines business (the Transaction). The Transaction is expected to be tax free to TC Energy’s Canadian and U.S. shareholders. In addition to TC Energy shareholder and court approvals, the Transaction is subject to receipt of necessary regulatory approvals and satisfaction of other customary closing conditions. TC Energy expects that the Transaction will be completed in the second half of 2024.

Under the proposed Transaction, TC Energy shareholders as of the Distribution Date, as defined in the management information circular dated April 10, 2024, will receive, in exchange for each TC Energy share, one new TC Energy share and 0.2 of a South Bow common share.

2. ACCOUNTING POLICIES

The Company’s financial statements have been prepared by management in accordance with U.S. generally accepted accounting principles.

3. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. The Company had no shareholders or shares outstanding as at December 31, 2023. The Company has appointed executive members of TC Energy’s Liquids Pipelines business as Officers and Directors of South Bow.

TC Energy Management Information Circular 2024 | G-8

Schedule H – Audited Combined Carve-Out Financial Statements for the Liquids Pipelines Business and MD&A

(Attached)

H-1 | TC Energy Management Information Circular 2024

KPMG LLP

205 5th Avenue SW

Suite 3100

Calgary AB T2P 4B9

Tel 403-691-8000

Fax 403-691-8008

www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

TC Energy Corporation:

Opinion on the Combined Carve-Out Financial Statements

We have audited the accompanying combined carve-out balance sheets for the Liquids Pipelines Business of TC Energy Corporation (the Company) as of December 31, 2023 and 2022, the related combined carve-out statements of income, comprehensive income, cash flows, and changes in parent’s net investment for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the combined carve-out financial statements). In our opinion, the combined carve-out financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These combined carve-out financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined carve-out financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined carve-out financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined carve-out financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined carve-out financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined carve-out financial statements. We believe that our audits provide a reasonable basis for our opinion.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private

English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

TC Energy Management Information Circular 2024 | H-2

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the audit of the combined carve-out financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the combined carve-out financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the combined carve-out financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

The allocation of corporate expenses incurred by TC Energy Corporation to the Company

As discussed in Notes 1 and 2 to the combined carve-out financial statements, on July 27, 2023, TC Energy Corporation (TC Energy) announced plans to separate into two independent, investment-grade, publicly listed companies through the proposed spinoff of its Liquids Pipelines business. The combined carve-out financial statements present the historical results of operations, comprehensive income and cash flows for the years ended December 31, 2023, 2022 and 2021 and the financial position as of December 31, 2023 and 2022 as if the Company had been operated on a standalone basis for the periods presented. As the Company has historically operated as part of TC Energy, the combined carve-out statement of income includes indirect costs that are attributable to the operations of the Company. Indirect costs are the costs of support functions that are provided on a centralized basis by TC Energy and its affiliates (corporate expenses). Corporate expenses have been allocated to the Company based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method primarily based on fully burdened internal labour costs, the value of in-service gross property, plant and equipment or other allocation methods that are considered to be a reasonable reflection of the utilization of services provided or benefit received by the Company during the periods presented, depending on the nature of the underlying expenditure.

As discussed in Note 22 to the combined carve-out financial statements, allocated corporate expenses are capitalized or expensed based on the nature of the underlying expenditure. In 2023, the Company recorded $213 million of corporate expenses attributable to the Company (2022 – $217 million; 2021 – $247 million), of which $192 million was recorded to Plant operating costs and other (2022 - $182 million; 2021 - $168 million), $4 million was capitalized in Plant, property and equipment (2022 – $7 million) and $17 million was recorded to Equity investments (2022 – $28 million) of which $15 million impacted income from equity investments (2022 – $20 million; 2021 – $29 million).

We identified the assessment of the allocation of corporate expenses incurred by TC Energy to the Company as a critical audit matter. TC Energy management’s determination and classification of allocated corporate expenses incurred by TC Energy to the Company involved various allocation methods to allocate costs to the Company and significant audit effort was required to address the matter.

H-3 | TC Energy Management Information Circular 2024

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to TC Energy management’s determination and classification of allocated corporate expenses incurred by TC Energy to the Company. In addition, we performed the following:

•

we evaluated the approved corporate cost allocation methodologies used by TC Energy management to allocate corporate expenses incurred by TC Energy to the Company by inspecting the corporate cost allocation methodology used

•	we assessed the accuracy and classification of allocated corporate expenses by:

•	comparing a selection of indirect costs provided on a centralized basis by TC Energy and affiliates to underlying source documentation

•	assessing the accuracy and classification of indirect costs allocated to the Company in accordance with the approved corporate cost allocation methodologies.

Chartered Professional Accountants

We have served as the Company’s auditor since 2023.

Calgary, Canada

April 10, 2024

TC Energy Management Information Circular 2024 | H-4

Combined Carve-Out Statement of Income

year ended December 31 (millions of Canadian $)	2023	2022	2021

Revenues (Note 5)	2,705	2,718	2,317

Income from Equity Investments (Note 9)	68	55	71

Operating and Other Expenses

Plant operating costs and other	845	763	710

Commodity purchases resold	474	574	95

Property taxes	117	121	113

Depreciation and amortization	329	321	310

Asset impairment charge and other (Note 6)	(4)	(118)	2,775

	1,761	1,661	4,003

Gain on Sale of Asset (Note 9)	—	—	13

Financial Charges

Interest expense (Note 15)	298	81	91

Interest income and other (Note 22)	(43)	(43)	(5)

	255	38	86

Income (Loss) before Income Taxes	757	1,074	(1,688)

Income Tax Expense (Recovery) (Note 14)

Current	72	74	336

Deferred	90	192	(732)

	162	266	(396)

Net Income (Loss)	595	808	(1,292)

Net income attributable to redeemable non-controlling interest (Note 6)	—	—	1

Net Income (Loss) Attributable to Controlling Interests	595	808	(1,293)

Combined Carve-Out Statement of Comprehensive Income

year ended December 31 (millions of Canadian $)	2023	2022	2021

Net Income (Loss)	595	808	(1,292)
Foreign currency translation adjustment	(153)	465	(12)

Comprehensive Income (Loss)	442	1,273	(1,304)

Comprehensive income (loss) attributable to redeemable non-controlling interest (Note 6)	—	—	1

Comprehensive Income (Loss) Attributable to Controlling Interests	442	1,273	(1,305)

The accompanying Notes to the Combined carve-out financial statements are an integral part of these statements.

H-5 | TC Energy Management Information Circular 2024

Combined Carve-Out Statement of Cash Flows

year ended December 31 (millions of Canadian $)	2023	2022	2021

Cash Generated from Operations

Net income (loss)	595	808	(1,292)

Depreciation and amortization	329	321	310

Asset impairment charges and other (Note 6)	(4)	(118)	2,775

Deferred income taxes (Note 14)	90	192	(732)

Income from equity investments (Note 9)	(68)	(55)	(71)

Distributions received from operating activities of equity investments (Note 9)	96	70	93

Gain on sale of asset (Note 9)	—	—	(13)

Unrealized (gains) losses on financial instruments (Note 18)	36	(25)	5

Other	18	6	(12)

(Increase) decrease in operating working capital (Note 19)	(62)	(301)	(226)

Net cash provided by operations	1,030	898	837

Investing Activities

Capital expenditures	(49)	(106)	(488)

Contributions to equity investments (Note 9)	—	(37)	(83)

Keystone XL contractual recoveries (Note 6)	10	571	—

Proceeds from sales of assets, net of transaction costs	124	92	68

Deferred amounts and other	(3)	—	(7)

Net cash (used in) provided by investing activities	82	520	(510)

Financing Activities

Long-term debt issued to affiliates, net of issue costs (Note 15)	821	—	1,275

Long-term debt repaid to affiliates (Note 15)	(1,283)	(963)	(1,451)

Redeemable non-controlling interest repurchased (Note 6)	—	—	(633)

Distributions on Class C Interests (Note 6)	(49)	(43)	(16)

Parent’s net investment contributions (distributions), net	(250)	(397)	435

Net cash (used in) provided by financing activities	(761)	(1,403)	(390)

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	(9)	(12)	(3)

Increase (Decrease) in Cash and Cash Equivalents	342	3	(66)

Cash and Cash Equivalents

Beginning of year	5	2	68

Cash and Cash Equivalents

End of year	347	5	2

The accompanying Notes to the Combined carve-out financial statements are an integral part of these statements.

TC Energy Management Information Circular 2024 | H-6

Combined Carve-Out Balance Sheet

at December 31 (millions of Canadian $)	2023	2022

ASSETS

Current Assets

Cash and cash equivalents	347	5

Accounts receivable	1,775	1,280

Inventories	211	331

Environmental provision recovery (Note 12)	186	410

Contractual recoveries (Note 6)	83	86

Other current assets (Note 7)	851	274

	3,453	2,386

Plant, Property and Equipment (Note 8)	11,128	11,633

Equity Investments (Note 9)	1,073	1,138

Other Long-Term Assets (Note 10)	234	426

	15,888	15,583

LIABILITIES

Current Liabilities

Accounts payable and other (Note 11)	2,602	2,108

Payable to affiliates (Note 22)	137	115

Current portion of long-term debt to affiliates (Note 15)	—	541

	2,739	2,764

Other Long-Term Liabilities (Note 13)	146	95

Long-Term Debt to Affiliates (Note 15)	7,879	1,252

Deferred Income Tax Liabilities (Note 14)	1,373	1,291

	12,137	5,402

PARENT’S NET INVESTMENT

Parent’s net investment (Note 16)	3,059	9,336

Accumulated other comprehensive income (loss)	692	845

	3,751	10,181

	15,888	15,583

Commitments, Contingencies and Guarantees (Note 20)

Variable Interest Entities (Note 21)

The accompanying Notes to the Combined carve-out financial statements are an integral part of these statements.

On behalf of the Board:

(signed) “François L. Poirier”	(signed) “Una M. Power”

François L. Poirier, Director	Una M. Power, Director

H-7 | TC Energy Management Information Circular 2024

Combined Carve-Out Statement of Changes in Parent’s Net Investment

year ended December 31 (millions of Canadian $)	2023	2022	2021

Parent’s Net Investment (Note 16)

Balance at beginning of year	9,336	8,950	8,732

Net income (loss) attributable to controlling interests	595	808	(1,293)

(Distributions) contributions, net (Note 16)	(6,872)	(422)	371

Keystone XL project-level credit facility retirement and issuance of Class C Interests (Note 6)	—	—	746

Repurchase of redeemable non-controlling interest (Note 6)	—	—	394

Balance at end of year	3,059	9,336	8,950

Accumulated Other Comprehensive Income (Loss)

Balance at beginning of year	845	380	392

Foreign currency translation adjustment	(153)	465	(12)

Balance at end of year	692	845	380

Total Parent’s Net Investment	3,751	10,181	9,330

The accompanying Notes to the Combined carve-out financial statements are an integral part of these statements.

TC Energy Management Information Circular 2024 | H-8

Notes to Combined Carve-Out Financial Statements

1. DESCRIPTION OF BUSINESS

On July 27, 2023, TC Energy Corporation (TC Energy or the Parent) announced plans to separate into two independent, investment-grade, publicly listed companies through the proposed spinoff of its Liquids Pipelines business (the spinoff Transaction) and on November 8, 2023 TC Energy communicated that the name of the new Liquids Pipelines business will be South Bow Corporation (South Bow). In addition to TC Energy shareholder and court approvals, the spinoff Transaction is subject to to receipt of necessary regulatory approvals and satisfaction of other customary closing conditions. TC Energy expects that the spinoff Transaction will be completed in the second half of 2024.

Under the spinoff Transaction, TC Energy shareholders as of the record date established for the spinoff will receive, in exchange for each TC Energy share, one new TC Energy share and 0.2 of a South Bow common share. The spinoff Transaction is expected to be tax free to TC Energy’s Canadian and U.S. shareholders.

These Combined carve-out financial statements primarily represent the group of liquids pipeline assets, which has been operated as a part of TC Energy and reflect the Combined carve-out balance sheets and carve-out statements of income, comprehensive income, cash flows and changes in parent’s net investment in the Liquids Pipelines business (the Company).

The Liquids Pipelines assets primarily consist of the Company’s investments in 4,865 km (3,024 miles) of crude oil pipeline systems currently in operation which connect Alberta and U.S. crude oil supplies to U.S. refining markets in Illinois, Oklahoma and Texas.

2. ACCOUNTING POLICIES

Basis of Presentation

The Company has historically operated as part of TC Energy and not as a separate entity. The Combined carve-out financial statements have been prepared for the proposed spinoff of the Company and have been derived from the consolidated financial statements and accounting records of TC Energy, including the historical cost basis of assets and liabilities comprising the Company, as well as the historical revenues, direct costs and allocations of indirect costs attributable to the operations of the Company using the historical accounting policies applied by TC Energy.

The Combined carve-out financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and present the historical results of operations, comprehensive income and cash flows for the years ended December 31, 2023, 2022 and 2021 and the financial position as at December 31, 2023 and 2022 as if the Company had been operated on a standalone basis for the periods presented. Amounts are stated in Canadian dollars unless otherwise indicated.

All intercompany transactions and balances within the Company have been eliminated. Transactions historically settled in cash between the Company and the Parent have been reflected in the Combined carve-out balance sheet as Payable to affiliates or Long-term debt to affiliates. The aggregate net effect of transactions between the Company and the Parent that are not historically settled in cash have been reflected in the Combined carve-out balance sheet as Parent’s net investment. Refer to Note 16, Parent’s Net Investment and Note 22, Related Party Transactions, for additional information.

The Combined carve-out balance sheet reflects all of the assets and liabilities of TC Energy that are specifically identifiable as being directly attributable to the Company, including Parent’s net investment. Parent’s net investment represents TC Energy’s historical investment in the Company and includes accumulated net income attributable to the Company and the net effect of transactions between TC Energy and the Company.

Cash generated from the Company’s operations was generally managed by TC Energy’s centralized treasury function and was automatically transferred into the Parent’s bank accounts until the third quarter of 2023 when this automatic transfer was discontinued for the majority of the Company’s operations. Cash and cash equivalents on the Combined carve-out balance sheet represent balances in accounts specifically identifiable to the Company that are not automatically transferred into the Parent’s bank accounts. TC Energy’s third-party debt and interest expense have not been attributed to the Company because the Company is not the legal obligor of the debt and the borrowings are not specifically identifiable to the Company. Derivatives that were entered into by TC Energy’s centralized treasury function used to manage TC Energy’s foreign exchange exposure resulting from U.S. dollar earnings and TC Energy’s net investment in foreign operations, and the resulting gains and losses thereon have not been attributed to the Company.

The Combined carve-out statement of income includes revenues and expenses that management has determined are specifically identifiable to the Company, as well as direct and indirect costs that are attributable to the operations of the Company. Indirect costs are the costs of support functions that are provided on a centralized basis by TC Energy and its affiliates, which include, but are not limited to, facilities, insurance, compliance, finance, human resources, benefits administration, supply chain, information technology, legal,

H-9 | TC Energy Management Information Circular 2024

corporate strategy, corporate governance, and other expenses that are either specifically identifiable or clearly applicable to the Company.

Indirect costs have been allocated to the Company for the purposes of preparing the Combined carve-out financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method primarily based on fully burdened internal labour costs, the value of in-service gross property, plant and equipment or other allocation methods that are considered to be a reasonable reflection of the utilization of services provided or benefit received by the Company during the periods presented, depending on the nature of the underlying expenditure. These allocations have been primarily done through TC Energy’s corporate cost allocation methodology. Management considers that such allocations have been made on a reasonable basis consistent with benefits received but may not necessarily be indicative of the costs that would have been incurred if the Company had been operated on a standalone basis for the periods presented, nor are they indicative of the Company’s future expenses.

The income tax amounts in the Combined carve-out financial statements have been calculated based on a separate return methodology and presented as if the Company’s operations were reported by separate taxpayers in the jurisdictions in which the Company operates. Following the spinoff Transaction, the Company’s operating footprint, as well as tax return elections and assertions are expected to be different and therefore, the Company’s hypothetical income taxes as presented in the Combined carve-out financial statements are not expected to be indicative of the Company’s future income taxes.

For the year ended December 31, 2023, the Company incurred separation costs of $2 million with respect to the spinoff Transaction, which primarily included internal costs and external fees related to separation activities. Costs incurred by the Parent related to the spinoff Transaction have not been included in these Combined carve-out financial statements.

These Combined carve-out financial statements represent a group of liquids pipeline assets and operations of TC Energy. For operations that the Company controls but does not own 100 per cent of, the interests owned by other parties are included on non-controlling interests. The Company uses the equity method of accounting for joint ventures in which the Company is able to exercise joint control and for investments in which the Company is able to exercise significant influence.

Use of Estimates and Judgments

In preparing these Combined carve-out financial statements, the Company is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions.

Significant items subject to estimates and judgments include, but are not limited to:

●	valuation of Keystone XL assets and Class C liabilities (Note 6)

●	recoverability and depreciation rates of plant, property and equipment (Note 8)

●	assumptions used to measure the environmental remediation liability from the Keystone pipeline incident (Note 12)

●	recognition of asset retirement obligations

●	provisions for income taxes, including valuation allowances and releases (Note 14)

●	fair value of financial instruments (Note 18)

●	provisions for commitments, contingencies and guarantees (Note 20)

●	allocation of costs from the Parent (Note 22).

The Company continues to assess the impact of climate change on the Combined carve-out financial statements. There are ongoing developments in the ESG frameworks and regulatory initiatives that could further impact accounting estimates and judgments including, but not limited to, assessment of asset useful lives and retirement dates, impairment of plant, property and equipment, accrued environmental costs and asset retirement obligations. The impact of these changes is continuously assessed to ensure any changes in assumptions that would impact estimates listed above are adjusted on a timely basis.

Actual results could differ from these estimates.

Revenue Recognition

The total consideration for services and products to which the Company expects to be entitled can include fixed and variable amounts. The Company has variable revenue that is subject to factors outside the Company’s influence, such as market prices, actions of third parties and weather conditions. The Company considers this variable revenue to be “constrained” as it cannot be reliably estimated and, therefore, recognizes variable revenue when the service is provided.

TC Energy Management Information Circular 2024 | H-10

Revenues from contracts with customers are recognized net of any commodity taxes collected from customers which are subsequently remitted to governmental authorities. The Company’s contracts with customers include pipeline capacity arrangements, transportation contracts and other contracts.

Revenues from the Company’s pipelines are generated mainly from providing customers with firm capacity arrangements to transport crude oil. The performance obligation in these contracts is the reservation of a specified amount of capacity together with the transportation of crude oil on a monthly basis. Revenues earned from these arrangements are recognized ratably over the term of the contract regardless of the amount of crude oil that is transported. Revenues for interruptible or volumetric-based services are recognized when the service is performed. Pipeline revenues are invoiced and received on a monthly basis. The Company does not take ownership of the crude oil that it transports for customers.

The majority of income earned from marketing activities, as it relates to the purchase and sale of crude oil, is recorded on a net basis in the month of delivery. The Company currently has a contract where it is acting as the principal in the transaction and the marketing activities are not held for trading purposes. The related Commodity purchases resold under this contract are recorded on a gross basis.

Cash and Cash Equivalents

Cash and cash equivalents on the Combined carve-out balance sheet represent balances in accounts specifically identifiable to the Company that are not swept into the Parent’s bank accounts. The Company’s Cash and cash equivalents consist of cash and highly liquid short-term investments with original maturities of three months or less and are recorded at cost, which approximates fair value.

Inventories

Inventories primarily consist of proprietary crude oil that is in transit or in storage, as well as materials and supplies, which include spare parts. Inventories are carried at the lower of cost, as determined on a weighted average basis, and net realizable value.

Assets Held for Sale

The Company classifies assets as held for sale when management approves and commits to a formal plan to actively market a disposal group and expects the sale to close within the next 12 months. Upon classifying an asset as held for sale, the asset is recorded at the lower of its carrying amount or its estimated fair value, net of selling costs, and any losses are recognized in net income. Gains related to the expected sale of these assets are not recognized until the transaction closes. Once an asset is classified as held for sale, depreciation expense is no longer recorded.

Plant, Property and Equipment

Plant, property and equipment is carried at cost. Depreciation is calculated on a straight-line basis once the assets are ready for their intended use. Pipeline and pumping equipment are depreciated at annual rates ranging from two per cent to 2.5 per cent and other plant, property and equipment are depreciated at various rates reflecting their estimated useful lives. The cost of these assets includes interest capitalized during construction. When the Company retires plant, property and equipment from service, the original book cost and related accumulated depreciation are derecognized and any gain or loss is recorded in net income.

Leases

The Company determines if a contract contains a lease at inception of a contract by using judgment in assessing the following aspects: 1) the contract specifies an identified asset which is physically distinct or, if not physically distinct, represents substantially all of the capacity of the asset; 2) the contract provides the customer with the right to obtain substantially all of the economic benefits from the use of the asset; and 3) the customer has the right to direct how and for what purpose the identified asset is used throughout the period of the contract.

The Company applies the practical expedient to not separate lease and non-lease components for all lessee contracts and liquids tank terminals for which the Company is the lessor in an operating lease.

Lessee Accounting Policy

Operating leases are recognized as right-of-use (ROU) assets and included in Plant, property and equipment while corresponding liabilities are included in Accounts payable and other and Other long-term liabilities on the Combined carve-out balance sheet.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date of the lease agreement. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. As the Company’s lease contracts do not provide an implicit interest rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. Operating lease expense is recognized on a straight-line basis over the lease term and included in Plant operating costs and other in the Combined carve-out statement of income.

H-11 | TC Energy Management Information Circular 2024

The Company applies the practical expedient to not recognize ROU assets or lease liabilities for leases that qualify for the short-term lease recognition exemption.

Lessor Accounting Policy

The Company is the lessor for liquids tank terminals, which are accounted for as operating leases. In an operating lease, the leased asset remains capitalized in Plant, property and equipment on the Combined carve-out balance sheet and is depreciated over its useful life, while lease payments are recognized as revenue over the term of the lease on a straight-line basis. Variable lease payments are recognized as income in the period in which they occur.

Impairment of Long-Lived Assets

The Company reviews long-lived assets such as plant, property and equipment and capital projects in development for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. If the total of the estimated undiscounted future cash flows for an asset within plant, property and equipment, or the estimated selling price of any long-lived asset is less than the carrying value of an asset, an impairment loss is recognized for the excess of the carrying value over the estimated fair value of the asset.

Impairment of Equity Method Investments

The Company reviews equity method investments for impairment when an event or change in circumstances has a significant adverse effect on the investment’s fair value. Where the Company concludes an investment’s fair value is below its carrying value, the Company then determines whether the decline in value is other-than-temporary, and if so, an impairment loss is recognized for the excess of the carrying value over the estimated fair value of the investment, not exceeding the carrying value of the investment.

Impairment of Financial Assets

The Company reviews financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. An expected credit loss (ECL) is calculated using a model and methodology based on assumptions and judgment considering historical data, current counterparty information as well as reasonable and supportable forecasts of future economic conditions. The ECL is recognized in Plant operating costs and other on the Combined carve-out statement of income, and is presented on the Combined carve-out balance sheet as a reduction to the carrying value of the related financial asset.

Restricted Investments

The Company has certain investments that are restricted as to their withdrawal and use. These restricted investments are classified as available for sale and are recorded at fair value on the Combined carve-out balance sheet. As a result of the Canada Energy Regulator’s (CER) Land Matters Consultation Initiative (LMCI), the Company is required to collect funds to cover estimated future pipeline abandonment costs for larger CER-regulated Canadian pipelines. Funds collected are placed in trusts that hold and invest the funds and are accounted for as restricted investments (LMCI restricted investments). LMCI restricted investments may only be used to fund the abandonment of the CER-regulated pipeline facilities, therefore, a corresponding liability is recorded on the Combined carve-out balance sheet.

Receivables

Accounts receivable are measured at amortized cost.

Income Taxes

The income tax amounts in the Combined carve-out financial statements have been calculated based on a separate return methodology and presented as if the Company’s operations were reported by separate taxpayers in the jurisdictions in which the Company operates. Following the spinoff Transaction, the Company’s operating footprint as well as tax return elections and assertions are expected to be different and therefore, the Company’s hypothetical income taxes, as presented in the Combined carve-out financial statements, are not expected to be indicative of the Company’s future income taxes. Any differences between actual amounts paid or received by the Company and taxes accrued under the separate return method are deemed to be settled and are reflected in Parent’s net investment in the Combined carve-out balance sheet.

The Company uses the asset and liability method of accounting for income taxes. This method requires the recognition of deferred income tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates at the balance sheet date that are anticipated to apply to taxable income in the years in which temporary differences are expected to be reversed or settled. Changes to these balances are recognized in net income in the period in which they occur. Deferred income tax

TC Energy Management Information Circular 2024 | H-12

assets and liabilities are classified as non-current on the Combined carve-out balance sheet. The Company’s exposure to uncertain tax positions is evaluated and a provision is made where it is more likely than not that this exposure will materialize.

Asset Retirement Obligations

The Company recognizes the fair value of a liability for asset retirement obligations (ARO) in the period in which it is incurred, when a legal obligation exists and a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset and the liability is accreted through charges to Plant operating costs and other in the Combined carve-out statement of income.

In determining the fair value of ARO, the following assumptions are used:

●	the expected retirement date

●	the scope and cost of abandonment and reclamation activities that are required

●	appropriate inflation and discount rates.

The scope and timing of asset retirements related to the Company’s pipelines and storage facilities are indeterminable because the Company intends to operate them as long as there is supply and demand. As a result, the Company has not recorded an amount for ARO related to these assets.

Environmental Liabilities

The Company records liabilities on an undiscounted basis for environmental remediation efforts that are likely to occur and where the cost can be reasonably estimated. These estimates, including associated legal costs, are based on available information using existing technology and enacted laws and regulations and are subject to revision in future periods based on actual costs incurred or new circumstances. The Company evaluates recoveries from insurers and other third parties separately from the liability and, when recovery is probable, it records an asset separately from the associated liability. These recoveries are presented, along with environmental remediation costs, on a net basis in Plant operating costs and other in the Combined carve-out statement of income. Variations in one or more of the categories described above could result in additional costs such as fines, penalties and/or expenditures associated with litigation and settlement of claims with respect to environmental liabilities.

Employee Post-Retirement Benefits

Certain employees, former employees, and retirees of the Company participate in pension and other post-retirement benefit plans sponsored by TC Energy. These plans are accounted for as multiemployer plans, therefore, the related assets and liabilities are not reflected in the Combined carve-out balance sheet. The Combined carve-out statement of income reflects a proportionate allocation of net periodic benefit costs for the multiemployer plans associated with the Company.

Foreign Currency Transactions and Translation

Foreign currency transactions are those transactions whose terms are denominated in a currency other than the currency of the primary economic environment in which the Company or combined entity operates. This is referred to as the functional currency. Transactions denominated in foreign currencies are translated into the functional currency using the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency using the rate of exchange in effect at the balance sheet date whereas non-monetary assets and liabilities are translated at the historical rate of exchange in effect on the date of the transaction. Exchange gains and losses resulting from translation of monetary assets and liabilities are recorded in net income.

Gains and losses arising from translation of foreign operations’ functional currencies to the Company’s Canadian dollar reporting currency are reflected in other comprehensive income until the operations are sold, at which time the gains and losses are reclassified to net income. Asset and liability accounts are translated at the period-end exchange rates while revenues, expenses, gains and losses are translated at the exchange rates in effect at the time of the transaction.

Derivative Instruments and Hedging Activities

All derivative instruments are recorded on the Combined carve-out balance sheet at fair value, unless they qualify for and are designated under a normal purchase and normal sales exemption, or are considered to meet other permitted exemptions.

Derivatives are used as economic hedges and for proprietary trading strategies in the Company’s marketing business. These derivatives do not meet the specific criteria for hedge accounting treatment and therefore, the changes in fair value are recorded in net income in the period of change.

H-13 | TC Energy Management Information Circular 2024

Derivatives embedded in other financial instruments or contracts (host instrument) are recorded as separate derivatives. Embedded derivatives are measured at fair value if their economic characteristics are not clearly and closely related to those of the host instrument, their terms are the same as those of a stand-alone derivative and the total contract is not held for trading or accounted for at fair value. When changes in the fair value of embedded derivatives are measured separately, they are included in net income.

Guarantees

Certain guarantees issued by TC Energy that relate to specific assets or entities of the Company have been attributed to the Company in the Combined carve-out financial statements.

Upon issuance, the Company records the fair value of certain guarantees entered into by the Company on behalf of a partially-owned entity or by partially-owned entities for which contingent payments may be made. The fair value of these guarantees is estimated by discounting the cash flows that would be incurred by the Company if letters of credit were used in place of the guarantees as appropriate in the circumstances. Guarantees are recorded as an increase to Equity investments and a corresponding liability is recorded in Other long-term liabilities. The release from the obligation is recognized either over the term of the guarantee or upon expiration or settlement of the guarantee.

Variable Interest Entities

A variable interest entity (VIE) is a legal entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support or is structured such that equity investors lack the ability to make significant decisions relating to the entity’s operations through voting rights or do not substantively participate in the gains and losses of the entity. The assessment of whether an entity is a VIE and, if so, whether the Company is the primary beneficiary, is completed at the inception of the entity or at a reconsideration event.

Consolidated VIEs

The Company’s consolidated VIEs consist of legal entities where the Company has a variable interest and for which it is considered the primary beneficiary. As the primary beneficiary, the Company has the power, through voting or similar rights, to direct the activities of the VIE that most significantly impact economic performance including: purchasing or selling significant assets; maintenance and operations of assets; incurring additional indebtedness; or determining the strategic operating direction of the entity. In addition, the Company has the obligation to absorb losses or the right to receive benefits from the consolidated VIE that could potentially be significant to the VIE.

Non-Consolidated VIEs

The Company’s non-consolidated VIEs consist of legal entities where the Company has a variable interest but is not the primary beneficiary as it does not have the power (either explicit or implicit), through voting or similar rights, to direct the activities that most significantly impact the economic performance of these VIEs or where this power is shared with third parties. The Company contributes capital to these VIEs and receives ownership interests that provide it with residual claims on assets after liabilities are paid. Non-consolidated VIEs are accounted for as equity investments.

The Company’s maximum exposure to loss is the maximum loss that could potentially be recorded through net income in future periods as a result of the Company’s variable interest in a VIE.

3. ACCOUNTING CHANGES

Future Accounting Changes

Income Taxes

In December 2023, the FASB issued new guidance to enhance the transparency and decision usefulness of income tax disclosures through improvements to the rate reconciliation and income taxes paid information. The guidance also includes certain other amendments to improve the effectiveness of income tax disclosures. This new guidance is effective for the annual period beginning January 1, 2025. The guidance is applied prospectively with retrospective application permitted. Early adoption is permitted for annual financial statements not yet issued. The Company does not expect this guidance to have a material impact on the Company’s Combined carve-out financial statements.

Segment Reporting

In November 2023, the FASB issued new guidance to improve disclosures about a public entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses. The guidance is effective for annual periods beginning January 1, 2024 and interim periods beginning January 1, 2025. Early adoption is permitted and the guidance is applied retrospectively. The Company is currently assessing the impact of the standard on its Combined carve-out financial statements.

TC Energy Management Information Circular 2024 | H-14

4. SEGMENTED INFORMATION

Keystone Pipeline System segment primarily consists of the Company’s investments in a crude oil pipeline system which connects Alberta and U.S. crude oil supplies to U.S. refining markets in Illinois, Oklahoma and Texas. All other segments category consists of the Company’s investments in crude oil pipelines which provide crude oil transportation in Alberta.

year ended December 31, 2023 (millions of Canadian $)	Keystone Pipeline System	All other segments	Total
Revenues	2,682	23	2,705
Income (loss) from equity investments	14	54	68

Plant operating costs and other	(834)	(11)	(845)

Commodity purchases resold	(474)	—	(474)

Property taxes	(116)	(1)	(117)

Depreciation and amortization	(324)	(5)	(329)

Asset impairment charge and other	4	—	4
Earnings (Losses)	952	60	1,012
Interest expense			(298)

Interest income and other			43
Income (Loss) before Income Taxes			757

Income tax (expense) recovery			(162)
Net Income (Loss) Attributable to Controlling Interests			595
Capital Spending[1]
Capital expenditures	47	2	49

1	Included in Investing activities in the Combined carve-out statement of cash flows.

year ended December 31, 2022 (millions of Canadian $)	Keystone Pipeline System	All other segments	Total
Revenues	2,695	23	2,718
Income (loss) from equity investments	1	54	55

Plant operating costs and other	(749)	(14)	(763)

Commodity purchases resold	(574)	—	(574)

Property taxes	(120)	(1)	(121)

Depreciation and amortization	(316)	(5)	(321)

Asset impairment charge and other	118	—	118
Earnings (Losses)	1,055	57	1,112
Interest expense			(81)

Interest income and other			43
Income (Loss) before Income Taxes			1,074

Income tax (expense) recovery			(266)
Net Income (Loss) Attributable to Controlling Interests			808

Capital Spending[1]
Capital expenditures	106	—	106
Contributions to equity investments	37	—	37
	143	—	143

1	Included in Investing activities in the Combined carve-out statement of cash flows.

H-15 | TC Energy Management Information Circular 2024

year ended December 31, 2021 (millions of Canadian $)	Keystone Pipeline System	All other segments	Total

Revenues	2,294	23	2,317

Income (loss) from equity investments	1	70	71

Plant operating costs and other	(694)	(16)	(710)

Commodity purchases resold	(95)	—	(95)

Property taxes	(112)	(1)	(113)

Depreciation and amortization	(305)	(5)	(310)

Asset impairment charge and other	(2,775)	—	(2,775)

Gain on sale of asset	—	13	13
Earnings (Losses)	(1,686)	84	(1,602)
Interest expense			(91)

Interest income and other			5
Income (Loss) before Income Taxes			(1,688)

Income tax (expense) recovery			396
Net Income (Loss)			(1,292)

Net (income) loss attributable to non-controlling interests			(1)
Net Income (Loss) Attributable to Controlling Interests			(1,293)

Capital Spending[1]

Capital expenditures	487	1	488

Contributions to equity investments	83	—	83
	570	1	571

1	Included in Investing activities in the Combined carve-out statement of cash flows.

at December 31, 2023 (millions of Canadian $)	2023	2022

Total Assets by Segment

Keystone Pipeline System	14,340	14,349

All other segments	1,548	1,234
	15,888	15,583

Geographic Information

year ended December 31 (millions of Canadian $)	2023	2022	2021

Revenues

United States	2,100	2,138	1,729

Canada – export	582	557	565

Canada – domestic	23	23	23
	2,705	2,718	2,317

at December 31 (millions of Canadian $)		2023	2022

Plant, Property and Equipment

United States		8,979	9,435

Canada		2,149	2,198
		11,128	11,633

TC Energy Management Information Circular 2024 | H-16

5. REVENUES

Disaggregation of Revenues

year ended December 31 (millions of Canadian $)	2023	2022	2021

Revenues from contracts with customers[1]

Capacity arrangements and transportation	2,115	1,971	2,025

Other	3	4	5
	2,118	1,975	2,030

Other revenues[2]	587	743	287

	2,705	2,718	2,317

1

Capacity arrangements and transportation revenues include $23 million (2022 – $23 million; 2021 – $23 million) relating to All other segments. The remaining revenue relates to the Company’s Keystone Pipeline System segment.

2

Other revenues primarily relate to the Company’s marketing activities and financial instruments. These arrangements are not in the scope of the revenue from contracts with customer guidance. Refer to Note 18, Risk management and financial instruments, for additional information on financial instruments.

For the year ended December 31, 2023, four major customers accounted for $838 million, $407 million, $230 million and $220 million in revenues, each representing more than 10 per cent of total revenues from contracts with customers (2022 – four customers, $775 million, $321 million, $224 million and $205 million; 2021 – four customers, $755 million, $314 million, $224 million and $203 million).

Contract Balances

at December 31 (millions of Canadian $)	2023	2022	Affected line item on the Combined carve-out balance sheet

Receivables from contracts with customers	445	297	Accounts receivable

Contract liabilities[1] (Note 11)	22	23	Accounts payable and other

Long-term contract liabilities (Note 13)	22	4	Other long-term liabilities

1	During the year ended December 31, 2023, $17 million (2022 – $17 million) of revenues were recognized that were included in contract liabilities at the beginning of the year.

Contract liabilities and long-term contract liabilities represent unearned revenue for contracted services.

Future Revenues from Remaining Performance Obligations

As at December 31, 2023, future revenues from long-term pipeline capacity arrangements and transportation contracts extending through 2044 are approximately $9.3 billion, of which approximately $1.1 billion is expected to be recognized in 2024.

A significant portion of the Company’s revenues are considered constrained and therefore not included in the future revenue amounts above as the Company uses the following practical expedients:

●	variable consideration practical expedient – applied to the following variable revenues:

●	interruptible transportation service revenues as volumes cannot be estimated;

●	capacity revenues based on volumes transported;

●	contracts for a duration of one year or less.

6. KEYSTONE XL

Asset Impairment Charge and Other

On March 31, 2020, TC Energy announced that it would proceed with construction of the Keystone XL pipeline. This pipeline was being built to transport crude oil from Hardisty, Alberta to Steele City, Nebraska and to expand capacity of the Keystone Pipeline System. Following the revocation of the Presidential Permit for the Keystone XL pipeline project on January 20, 2021, the Company terminated the Keystone XL pipeline project and evaluated the costs incurred for the Keystone XL investment for impairment in 2021. As a result, the Company determined that the carrying amount of these assets was no longer fully recoverable and recognized an asset impairment charge, net of expected contractual recoveries and other contractual and legal obligations related to termination activities, of $2,775 million ($2,136 million after tax) for the year ended December 31, 2021. The asset impairment charge was based on the excess of the carrying value of $3,301 million over the estimated fair value of $175 million.

H-17 | TC Energy Management Information Circular 2024

year ended December 31, 2021	Estimated Fair Value of Plant, Property and Equipment	Asset impairment charge and other
(millions of Canadian $)		Pre tax	After tax

Asset impairment charge

Plant and equipment	175	412	317

Related capital projects in development	—	230	176

Other capitalized costs	—	2,158	1,663

Capitalized interest	—	326	250

	175	3,126	2,406

Other

Contractual recoveries	n/a	(693)	(529)

Contractual and legal obligations related to termination activities	n/a	342	259

	175	2,775	2,136

The estimated fair value of $175 million at December 31, 2021 related to plant and equipment was based on the price that was expected to be received from selling these assets in their current condition and is updated as required. The initial key assumptions used in the determination of selling price included an estimated two-year disposal period and current energy market demand. The valuation considered a variety of potential selling prices based on various markets that could be used to dispose of these assets and required the use of unobservable inputs. As a result, the fair value is classified in Level III of the fair value hierarchy.

In 2023, the Company received $10 million (2022 – $571 million) towards its contractual recoveries, resulting in a remaining balance of $117 million at December 31, 2023 (December 31, 2022 – $130 million).

In 2022, the Company revised its estimate of contractual and legal obligations related to termination activities based on a review of costs and commitments incurred, which resulted in a $54 million reduction to the related obligations which was recorded in Asset impairment charge and other. No revision to the estimate was made in 2023. The Company paid $2 million in 2023 (2022 – $24 million; 2021 – $192 million) towards contractual and legal obligations related to termination activities. At December 31, 2023, the remaining balance accrued was $45 million (December 31, 2022 – $48 million).

In 2023, the Company sold plant and equipment with a carrying value of approximately $63 million (2022 – $37 million; 2021 – $20 million), resulting in a gain of $36 million (2022 – $64 million; 2021 – nil) recorded in Asset impairment charge and other in the Combined carve-out statement of income.

Redeemable Non-Controlling Interest and Long-Term Debt

As part of the funding plan for the construction of the Keystone XL pipeline, the Government of Alberta invested $1,033 million in the form of Class A Interests in the year ended December 31, 2020.

On January 4, 2021, the Company put in place a US$4.1 billion project-level credit facility to support construction of the Keystone XL pipeline, that was fully guaranteed by the Government of Alberta and non-recourse to the Company. On January 8, 2021, the Company exercised its call right with the Government of Alberta in accordance with contractual terms and paid $633 million (US$497 million) to repurchase the Government of Alberta Class A Interests in certain Keystone XL entities. This transaction was funded by draws on the project-level credit facility. For the year ended December 31, 2021, the Company made draws under the Keystone XL project-level credit facility totaling $1,028 million (US$849 million). Following the cancellation of the Keystone XL pipeline project, the Government of Alberta repaid the full outstanding balance in June 2021 in accordance with the terms of the guarantee, and the credit facility was subsequently terminated. Additionally, in June 2021, the Company repurchased the remaining Government of Alberta Class A Interests for a nominal amount, which was accounted for as an equity transaction and resulted in $394 million recognized in Parent’s net investment. As part of this arrangement, the Company issued $91 million of Class C Interests in the Keystone XL entities which entitled the Government of Alberta to future liquidation proceeds from specified Keystone XL project assets. The entire $91 million was recorded (net of distributions) in Accounts payable and other on the Combined carve-out balance sheet. During 2023, it was determined that the Company would exceed the $91 million of Class C distributions and the Company increased the Class C Interests carrying value by $32 million with a corresponding increase recorded in Asset impairment charge and other in the Combined carve-out statement of income. Termination of the project-level credit facility, net of the issuance of Class C Interests, resulted in $937 million ($746 million after tax) recorded in Parent’s net investment. For the year ended December 31, 2023, the Company made Class C distributions to the Government of Alberta of $49 million (2022 – $43 million; 2021 – $16 million).

TC Energy Management Information Circular 2024 | H-18

7. OTHER CURRENT ASSETS

at December 31 (millions of Canadian $)	2023	2022

Fair value of derivative contracts (Note 18)	696	113

Cash provided as collateral	92	35

Keystone XL assets held for sale (Note 6)	58	122

Other	5	4

	851	274

8. PLANT, PROPERTY AND EQUIPMENT

at December 31	2023			2022

(millions of Canadian $)	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Keystone Pipeline System

Pipeline	9,569	2,214	7,355	9,777	2,061	7,716

Pumping equipment	1,096	312	784	1,064	288	776

Tanks and other	3,684	927	2,757	3,740	868	2,872

	14,349	3,453	10,896	14,581	3,217	11,364

Under construction	54	—	54	89	—	89
	14,403	3,453	10,950	14,670	3,217	11,453

Intra-Alberta Pipelines	203	25	178	199	19	180

	14,606	3,478	11,128	14,869	3,236	11,633

9. EQUITY INVESTMENTS

	Ownership Interest at December 31, 2023	Income from Equity Investments			Equity Investments
		year ended December 31			at December 31
(millions of Canadian $)		2023	2022	2021	2023	2022

Grand Rapids[1]	50.0%	54	54	54	931	963

Port Neches Link LLC[2,3]	74.9%	13	—	—	124	156

HoustonLink Pipeline[1]	50.0%	1	1	1	18	19

Northern Courier[1,4]	nil	—	—	16	—	—

		68	55	71	1,073	1,138

1	Classified as a VIE. Refer to Note 21, Variable interest entities, for additional information.
2	Classified as a VIE in 2021 only.
3

In December 2023, the Company sold a 20.1 per cent equity interest in Port Neches Link LLC for gross proceeds of approximately $33 million, before post-closing adjustments, resulting in a loss of less than $1 million.

4

In November 2021, the Company completed the sale of its remaining 15 per cent equity interest in Northern Courier to a third party for gross proceeds of approximately $35 million resulting in a pre-tax gain of $13 million ($10 million after tax). The pre-tax gain was included in Gain on sale of asset in the Combined carve-out statement of income.

The spinoff Transaction will trigger certain option rights to purchase the Company’s ownership interest in the equity investments, which may or may not be exercised by the Company’s respective partners or shareholders, as applicable. The option rights are triggered once TC Energy enters into certain spinoff agreements or upon closing of the spinoff Transaction. As at December 31, 2023, no triggering events had occurred. On April 10, 2024, the option rights for Port Neches Link LLC and HoustonLink Pipeline were triggered. As at April 10, 2024, these option rights have not been exercised.

H-19 | TC Energy Management Information Circular 2024

Distributions and Contributions

Distributions received from operating activities of equity investments for the year ended December 31, 2023 were $96 million (2022 – $70 million, 2021 – $93 million).

For the year ended December 31, 2023 the Company made no contributions to equity investments (2022 – $37 million, 2021 – $83 million).228 Contributions made in 2021 and 2022 were included in Investing activities in the Combined carve-out statement of cash flows. In addition, plant, property and equipment amounting to $22 million was contributed to the equity investments in 2021.

Summarized Financial Information of Equity Investments

year ended December 31 (millions of Canadian $)	2023	2022	2021

Income

Revenues	228	210	304

Operating and other expenses	(107)	(100)	(134)

Net income	127	116	147

Net income attributable to the Company	68	55	71

at December 31 (millions of Canadian $)	2023	2022

Balance Sheet

Current assets	247	273

Non-current assets	1,662	1,694

Current liabilities	(28)	(27)

Non-current liabilities	(1)	(1)

At December 31, 2023, the cumulative carrying value of the Company’s equity investments was $93 million (2022 – $91 million) higher than the cumulative underlying equity in the net assets primarily due to the interest capitalized during construction.

10. OTHER LONG-TERM ASSETS

at December 31 (millions of Canadian $)	2023	2022

Restricted investments	104	84

Keystone XL contractual recoveries (Note 6)	34	44

Keystone environmental provision recovery (Note 12)	33	240

Deferred income tax assets (Note 14)	7	—

Other	56	58

	234	426

TC Energy Management Information Circular 2024 | H-20

11. ACCOUNTS PAYABLE AND OTHER

at December 31 (millions of Canadian $)	2023	2022

Trade payables	1,623	1,121

Fair value of derivative contracts (Note 18)	728	111

Keystone environmental provision (Note 12)	122	650

Keystone XL termination provision (Note 6)	45	48

Contract liabilities (Note 5)	22	23

Class C Interests (Note 6)	19	37

Income tax payable	30	112

Other	13	6
	2,602	2,108

12. KEYSTONE ENVIRONMENTAL PROVISION

In December 2022, a pipeline incident occurred in Washington County, Kansas on the Keystone Pipeline System. At December 31, 2022, the Company accrued an environmental remediation liability of $650 million, before expected insurance recoveries and not including potential fines and penalties which continue to be indeterminable. During 2023, the cost estimate for the incident was adjusted to $794 million based on a review of costs and commitments incurred and, at December 31, 2023, remains unchanged. Amounts paid for the environmental remediation liability were $676 million in 2023 (2022 – nil). The remaining balance reflected in Accounts payable and other and Other long-term liabilities on the Company’s Combined carve-out balance sheet was $122 million and $9 million, respectively at December 31, 2023 (December 31, 2022 – $650 million and nil, respectively).

The expected recovery of the remaining estimated environmental remediation costs recorded in Environmental provision recovery was $186 million, including $36 million from TC Energy’s wholly-owned captive insurance subsidiary, and $33 million in Other long-term assets at December 31, 2023 (December 31, 2022 – $410 million and $240 million, respectively). During the year, the Company received $583 million, including $7 million from TC Energy’s wholly-owned captive insurance subsidiary, (2022 – nil) from its insurance policies related to the costs for environmental remediation. Restoration activities are ongoing and expected to continue into 2024.

See Note 20, Commitments, Contingencies and Guarantees, for additional information related to indemnification.

13. OTHER LONG-TERM LIABILITIES

at December 31 (millions of Canadian $)	2023	2022

Pipeline abandonment trust[1]	103	83

Other	43	12

	146	95

1	Represents the amounts collected in tolls from shippers and included in the LMCI restricted investments to fund future abandonment of the Company’s CER-regulated pipeline facilities.

14. INCOME TAXES

Geographic Components of Income before Income Taxes

year ended December 31 (millions of Canadian $)	2023	2022	2021

Canada	135	223	(1,015)

Foreign	622	851	(673)
Income (Loss) before Income Taxes	757	1,074	(1,688)

H-21 | TC Energy Management Information Circular 2024

Provision for Income Taxes

year ended December 31 (millions of Canadian $)	2023	2022	2021

Current

Canada	21	111	96

Foreign	51	(37)	240
	72	74	336
Deferred

Canada	11	(56)	(338)

Foreign	79	248	(394)
	90	192	(732)
Income Tax Expense (Recovery)	162	266	(396)

Reconciliation of Income Tax Expense

year ended December 31 (millions of Canadian $)	2023	2022	2021

Income (loss) before income taxes	757	1,074	(1,688)

Federal and provincial statutory tax rate	23.0%	23.0%	23.0%

Expected income tax expense (recovery)	174	247	(388)

Tax rate differentials	—	14	(6)

State tax reduction	(11)	(1)	(6)
Other	(1)	6	4

Income Tax Expense (Recovery)	162	266	(396)

Deferred Income Tax Assets and Liabilities

at December 31 (millions of Canadian $)	2023	2022

Deferred Income Tax Assets

Tax loss and credit carryforwards	40	43

Other	21	8

	61	51

Less: Valuation allowance	40	42

	21	9

Deferred Income Tax Liabilities

Difference in accounting and tax bases of plant, property and equipment	1,276	1,200

Equity investments	103	99

Other	8	1
	1,387	1,300
Net Deferred Income Tax Liabilities	1,366	1,291

TC Energy Management Information Circular 2024 | H-22

The above deferred tax amounts have been classified on the Combined carve-out balance sheet as follows:

at December 31 (millions of Canadian $)	2023	2022

Deferred Income Tax Assets

Other long-term assets (Note 10)	7	—

Deferred Income Tax Liabilities

Deferred income tax liabilities	1,373	1,291

Net Deferred Income Tax Liabilities	1,366	1,291

The Company has Kansas state tax credits of $51 million (2022 – $54 million), which expire in 2025. The deferred tax asset attributable to the Kansas state tax credits, net of federal impact, is $40 million (2022 – $43 million). An income tax valuation allowance of $40 million and $42 million at December 31, 2023 and 2022, respectively, was recorded against the Kansas state tax credits as the Company concluded that it is more likely than not that the tax benefit will not be realized in the future.

Income Tax Payments

Income tax payments of $44 million, net of refunds, were made in 2023 (2022 and 2021 – nil).

The Company and its entities are subject to either Canadian federal and provincial income tax, U.S. federal, state and local income tax. The Company has substantially concluded all Canadian federal and provincial income tax matters for the years through 2015. Substantially all material U.S. federal, state and local income tax matters have been concluded for years through 2015. The Company does not anticipate material adjustments as a result of audit examinations by taxing authorities and other legislative amendments during the next 12 months that would have a material impact on its Combined carve-out financial statements.

Unremitted Earnings of Foreign Investments

The Combined carve-out financial statements do not include income taxes on the unremitted earnings of foreign investments, consistent with the Parent’s assertion that it does not intend to repatriate earnings in the foreseeable future.

As a result of the proposed spinoff Transaction, the Company expects it may be required to repatriate all or a portion of its unremitted foreign earnings in the future. If the Company repatriates all of the earnings and profits, it would incur a withholding tax liability at December 31, 2023 of $156 million (2022 – $136 million).

15. LONG-TERM DEBT TO AFFILIATES

The Company’s Long-term debt to affiliates, including the current portion, represents its legal obligation as at December 31, 2023 and 2022.

at December 31		2023			2022
(millions of Canadian $, unless otherwise noted)	Maturity Dates	Outstanding	Interest Rate	[1]	Outstanding	Interest Rate	[1]

6297782 LLC

U.S. (2023 - US$3,250; 2022 - nil)	2031 to 2036	4,292	6.31%		—	—

15142121 CANADA LTD.

Canadian	2025	2,300	6.50%		—	—

TRANSCANADA KEYSTONE PIPELINES, LLC

U.S. (2023 - US$750; 2022 - US$1,100)	2028	990	4.83%		1,489	5.29%

TRANSCANADA OIL PIPELINES INC.

U.S. (2023 and 2022 - US$225)	2026	297	6.96%		304	6.17%

		7,879			1,793

Current portion of long-term debt to affiliates		—			(541)

		7,879			1,252

1

Interest rates are the effective interest rates. The effective interest rate is calculated by discounting the expected future interest payments, adjusted for loan fees, premiums and discounts. Weighted average and effective interest rates are stated as at the respective outstanding dates.

H-23 | TC Energy Management Information Circular 2024

Principal Repayments

At December 31, 2023, principal repayments for the next five years on the Company’s long-term debt are approximately as follows:

(millions of Canadian $)	2024	2025	2026	2027	2028
Principal repayments on long-term debt	—	2,300	297	—	990

Long-Term Debt Issued

The Company issued long-term debt to affiliates over the three years ended at December 31, 2023 as follows:

(millions of Canadian $, unless otherwise noted) Company	Issue Date	Maturity Date	Amount	Interest Rate

6297782 LLC

	August 2023[1]	June 2036	US 1,000	6.63%

	August 2023[1]	June 2036	US 1,000	6.63%

	August 2023[1]	February 2031	US 650	5.81%

	August 2023[1]	February 2031	US 600	5.81%
15142121 CANADA LTD.
	August 2023[1]	August 2025	2,300	6.50%
TRANSCANADA OIL PIPELINES INC.
	July 2023	July 2026	US 175	Floating

	July 2023	July 2026	US 50	Floating

	August 2021	December 2024	US 175	Floating
TRANSCANADA KEYSTONE PIPELINES, LLC
	July 2023	July 2026	US 350	Floating
TRANSCANADA KEYSTONE PIPELINES LIMITED PARTNERSHIP
	July 2023[2]	July 2025	60	Floating

1	Issued or assumed in conjunction with the internal restructuring on a non-cash basis. Refer to Note 16, Parent’s Net Investment, for additional information.
2	In July 2023, the Company entered into a $100 million revolving credit facility agreement and $60 million was drawn. In December 2023, the amount was fully repaid.

In January 2021, the Company’s Keystone XL entities established a US$4.1 billion project-level credit facility to support the construction of the Keystone XL pipeline, which was fully guaranteed by the Government of Alberta and non-recourse to TC Energy. In January 2021, $1,028 million (US$849 million) was drawn, bearing interest at a floating rate. The availability of this credit facility was subsequently reduced to US$1.6 billion and all amounts outstanding were fully repaid by the Government of Alberta in June 2021. Refer to Note 6, Keystone XL, for additional information.

TC Energy Management Information Circular 2024 | H-24

Long-Term Debt Retired/Repaid

The Company retired/repaid long-term debt to affiliates over the three years ended at December 31, 2023 as follows:

(millions of Canadian $, unless otherwise noted) Company	Retirement/Repayment Date	Amount	Interest Rate

TRANSCANADA KEYSTONE PIPELINES, LLC
	December 2023	US 350	Floating

	July 2023	US 350	Floating

	May 2022	US 500	Floating

	May 2022[1]	US 250	Floating

	September 2021	US 50	Floating

	June 2021	US 50	Floating

	January 2021[1]	US 250	Floating

	January 2021[2]	US 175	Floating
TRANSCANADA KEYSTONE PIPELINES LIMITED PARTNERSHIP
	December 2023[2]	60	Floating
TRANSCANADA OIL PIPELINES INC.
	July 2023	US 175	Floating

	July 2023	US 50	Floating

	August 2021	US 200	Floating

	January 2021	US 225	Floating

	January 2021	US 200	Floating

1	Non-revolving credit facilities.
2	Revolving credit facilities.

At December 31, 2023, total revolving and non-revolving credit facilities were $100 million (2022 – $677 million). When drawn, interest on these credit facilities is charged at negotiated floating rates. The credit facilities are used for general corporate purposes and include the following:

Outstanding amounts at December 31	2023		2022

(millions of Canadian $, unless otherwise noted) Matures	Total Facilities	Unused Capacity	Total Facilities	Unused Capacity

TRANSCANADA KEYSTONE PIPELINES LIMITED PARTNERSHIP

July 2025[1]	100	100	—	—

December 2023[2]	—	—	US 500	US 250

1	Revolving credit facility.
2	Unused capacity for the non-revolving credit facility represents amounts the Company has not previously drawn and is the remaining capacity available to the Company.

Interest Expense

year ended December 31

(millions of Canadian $)	2023	2022	2021

Interest on long-term debt to affiliates	286	81	83

Interest on long-term debt	—	—	4

Amortization and other financial charges[1]	12	—	4
	298	81	91

1	Amortization and other financial charges include amortization of transaction costs and debt discounts calculated using the effective interest method, as well as other financial charges.

The Company made interest payments of $241 million in 2023 (2022 – $79 million, 2021 – $87 million) on long-term debt.

H-25 | TC Energy Management Information Circular 2024

16. PARENT’S NET INVESTMENT

TC Energy’s investment in the operations of the Company is comprised of Parent’s net investment and Accumulated other comprehensive income (AOCI) and is presented as Parent’s net investment in the Combined carve-out financial statements. Parent’s net investment represents the Company’s accumulated net earnings from operations as well as the net effect of transactions between the Company and the Parent which mainly include net capital distributions and contributions to the Company, cash generated from the Company’s operations and held in the Parent’s consolidated centralized cash management accounts, allocation of indirect costs that are attributable to the operations of the Company and income taxes. AOCI includes accumulated foreign currency translation adjustments. In third quarter 2023, in preparation for the spinoff Transaction, the Parent completed an internal restructuring where the majority of Liquids Pipelines business entities were transferred to the Company’s new holding companies, 6297782 LLC and 15142121 Canada Ltd. As a consideration for this transfer, these holding companies issued long-term debt to affiliates of $6.6 billion (Note 15) with a corresponding amount recorded in Parent’s net investment in the Company’s Combined carve-out financial statements.

Net financing transactions with TC Energy as presented on the Combined carve-out statement of cash flows represent the net contributions (distributions) related to funding between the Parent and the Company.

17. EMPLOYEE POST-RETIREMENT BENEFITS

Pension Benefits and Other Post-Retirement Benefits Sponsored by TC Energy

TC Energy sponsors various pension and post-retirement benefit plans for certain employees in the U.S. and Canada. These may include defined benefit plans, savings plans, and post-employment benefits other than pensions. These plans are accounted for as multiemployer plans. Specific costs related to participation in TC Energy’s plans have been allocated for active employees in the Company and are included in the Combined carve-out statement of income. These costs totaled $3 million for the year ended December 31, 2023 (2022 – $6 million) and included less than $1 million (2022 – $4 million) in net benefit cost from TC Energy’s pension benefit and other post-retirement benefit plan. The Company has not recorded any assets or liabilities associated with participation in these plans on the Combined carve-out balance sheet.

18. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Risk Management Overview

The Company has exposure to various financial risks and has strategies, policies and limits in place to manage the impact of these risks on its earnings and cash flows.

Risk management strategies, policies and limits are designed to ensure the Company’s risks and related exposures are in line with TC Energy’s business objectives and risk tolerance. The Company’s risks are managed within limits that are established by TC Energy’s Board, implemented by senior management and monitored by the risk management, internal audit and business segment groups. TC Energy’s Board’s Audit Committee oversees how management monitors compliance with risk management policies and procedures and oversees management’s review of the adequacy of the risk management framework.

Market Risk

The Company constructs and invests in crude oil pipeline systems, purchases and sells commodities, issues debt to affiliates, including amounts in foreign currencies, and invests in foreign operations. Certain of these activities expose the Company to market risk from changes in commodity prices, foreign exchange rates and interest rates, which may affect the Company’s earnings, cash flows and the value of its financial assets and liabilities. The Company assesses contracts used to manage market risk to determine whether all, or a portion, meets the definition of a derivative.

Derivative contracts the Company uses to assist in managing exposure to market risk may include the following:

●	forwards and futures contracts – agreements to purchase or sell a specific financial instrument or liquids commodity at a specified price and date in the future

●	swaps – agreements between two parties to exchange streams of payments over time according to specified terms

●

options – agreements that convey the right, but not the obligation of the purchaser to buy or sell a specific amount of a financial instrument or commodity at a fixed price, either at a fixed date or at any time within a specified period.

Commodity Price Risk

The Company’s liquids marketing business enters into pipeline and storage terminal capacity contracts as well as crude oil purchase and sale agreements. The Company fixes a portion of the exposure on these contracts by entering into financial instruments to manage variable price fluctuations that arise from physical commodity transactions.

TC Energy Management Information Circular 2024 | H-26

Lower crude oil prices could lead to reduced investment in its development, expansion and production. A reduction in demand could negatively impact opportunities to expand the Company’s asset base and/or re-contract with its shippers and customers as contractual agreements expire.

Climate change also presents a potential financial impact to commodity prices and volumes. The Company’s exposure to climate change-related risk and resulting policy changes is managed by TC Energy.

The physical and transition risks related to climate change could impact commodity prices and fossil fuel supply and demand dynamics which could affect the Company’s financial performance. TC Energy evaluates the financial resilience of the Company’s asset portfolio against a range of future pricing and supply and demand outcomes as part of the Company’s strategic planning process. The Company’s exposure to climate change-related transition risks and resulting policy changes is managed through TC Energy’s business model, which is based on a long-term, low-risk strategy whereby the majority of the Company’s earnings are underpinned by long-term contracts. The Company factors physical and transition risks into capital planning, financial risk management and operational activities and is working towards reducing the GHG emissions intensity of existing operations.

Interest Rate Risk

The Company utilizes debt issued to affiliates to finance its operations which exposes the Company to interest rate risk, which currently bears interest at floating and fixed rates. The Company has relied on TC Energy for funding and management of its interest rate risk.

Foreign Exchange Risk

Certain of the Company’s entities generate all or most of their earnings in U.S. dollars and, since the Company reports its financial results in Canadian dollars, changes in the value of the U.S. dollar against the Canadian dollar can affect its net income. If the Company’s U.S. dollar-denominated operations continue to grow, this exposure increases. A portion of this risk is offset by interest expense on U.S. dollar-denominated debt.

Counterparty Credit Risk

The Company’s exposure to counterparty credit risk includes its cash and cash equivalents, accounts receivable, environmental provision and certain contractual recoveries, available-for-sale assets and the fair value of derivative assets.

At times, the Company’s counterparties may endure financial challenges resulting from commodity price and market volatility, economic instability and political or regulatory changes. In addition to actively monitoring these situations, there are a number of factors that reduce the Company’s counterparty credit risk exposure in the event of default, including:

●	contractual rights and remedies together with the utilization of contractually-based financial assurances

●	the competitive position of the Company’s assets and the demand for the Company’s services

●	potential recovery of unpaid amounts through bankruptcy and similar proceedings.

The Company reviews financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. The Company uses historical credit loss and recovery data, adjusted for management’s judgment regarding current economic and credit conditions, along with reasonable and supportable forecasts to determine any impairment, which is recognized in Plant operating costs and other.

The Company had no significant credit losses and no significant amounts past due or impaired at December 31, 2023 and 2022. At December 31, 2023 and 2022, there were no significant credit risk concentrations.

The Company has significant credit and performance exposure to financial institutions that hold cash. The Company’s portfolio of financial sector exposure consists primarily of highly-rated investment grade, systemically important financial institutions.

The Company has relied on TC Energy for funding and management of its liquidity risk.

Non-Derivative Financial Instruments

Fair Value of Non-Derivative Financial Instruments

Available-for-sale assets are recorded at fair value which is calculated using quoted market prices where available. Certain non-derivative financial instruments included in Cash and cash equivalents, Accounts receivable, Environmental provision recovery, Contractual recoveries, Other current assets, Other long-term assets, Accounts payable and other, Payable to affiliates and Other long-term liabilities have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity. Each of these instruments are classified in Level II of the fair value hierarchy, except for the Company’s LMCI equity securities which are classified in Level I.

Credit risk has been taken into consideration when calculating the fair value of non-derivative financial instruments.

H-27 | TC Energy Management Information Circular 2024

Balance Sheet Presentation of Non-Derivative Financial Instruments

The following table details the fair value of non-derivative financial instruments, excluding those where carrying amounts approximate fair value, and would be classified in Level II of the fair value hierarchy:

at December 31	2023		2022
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
(millions of Canadian $)

Long-term debt to affiliates, including current portion (Note 15)	(7,879)	(8,138)	(1,793)	(1,748)

Available-for-Sale Assets Summary

The following tables summarize additional information about the Company’s LMCI restricted investments that were classified as available-for-sale assets:

at December 31	2023	2022
(millions of Canadian $)

Fair value of fixed income securities[1,2]
Maturing within 1 year	1	—
Maturing within 1-5 years	—	—
Maturing within 5-10 years	—	6
Maturing after 10 years	102	76
	103	82

1	Available-for-sale assets are recorded at fair value and included in Other long-term assets on the Company’s Combined carve-out balance sheet.
2	Classified in Level II of the fair value hierarchy.

year ended December 31	2023	2022	2021
(millions of Canadian $)
Net unrealized gains (losses)[1]	11	(21)	(6)
Net realized gains (losses)[1,2]	(6)	(4)	(1)

1

Unrealized and realized gains (losses) arising from changes in the fair value of LMCI restricted investments impact the subsequent amounts to be collected through tolls to cover future pipeline abandonment costs. As a result, the Company records these gains and losses within Other long-term assets and liabilities.

2	Realized gains (losses) on the sale of LMCI restricted investments are determined using the average cost basis.

Derivative Instruments

Fair Value of Derivative Instruments

The fair value of commodity derivatives has been calculated using quoted market prices where available. In the absence of quoted market prices, third-party broker quotes or other valuation techniques have been used. The fair value of options has been calculated using the Black-Scholes pricing model. Credit risk has been taken into consideration when calculating the fair value of derivative instruments. Unrealized gains and losses on derivative instruments are not necessarily representative of the amounts that will be realized on settlement.

Even though the derivatives are considered to be effective economic hedges, they do not meet the specific criteria for hedge accounting treatment or are not designated as a hedge and are accounted for at fair value with changes in fair value recorded in net income in the period of change. This may expose the Company to increased variability in reported earnings because the fair value of the derivative instruments can fluctuate significantly from period to period.

TC Energy Management Information Circular 2024 | H-28

Balance Sheet Presentation of Derivative Instruments

The balance sheet classification of the fair value of held-for-trading, commodity derivative instruments was as follows:

at December 31	2023	2022
(millions of Canadian $)

Other current assets (Note 7)	696	113

Other long-term assets (Note 10)	—	1
Total Derivative Assets	696	114
Accounts payable and other (Note 11)	(728)	(111)
Total Derivative Liabilities	(728)	(111)
Total Derivatives[1,2]	(32)	3

1	Fair value equals carrying value.
2	Includes purchases and sales.

The majority of derivative instruments held for trading have been entered into for risk management purposes and all are subject to TC Energy’s risk management strategies, policies and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company’s exposures to market risk.

Notional and Maturity Summary

The maturity and notional amount or quantity outstanding related to the Company’s liquids commodity derivative instruments was as follows:

at December 31
	2023	2022
Net (purchases) sales[1]	(7)	11
Maturity dates	2024	2023-2024

1	Volumes are in MMBbls.

Unrealized and Realized Gains (Losses) on Commodity Derivative Instruments

year ended December 31	2023	2022	2021
(millions of Canadian $)

Derivative Instruments Held For Trading[1]
Unrealized gains (losses) in the year	(36)	25	(5)
Realized gains (losses) in the year	619	713	271

1	Realized and unrealized gains and losses on held-for-trading derivative instruments used to purchase and sell liquids are included on a net basis in Revenues.

Offsetting of Derivative Instruments

The Company enters into commodity derivative contracts with the right to offset in the normal course of business as well as in the event of default. The Company has no master netting agreements; however, similar contracts are entered into containing rights to offset.

The Company has elected to present the fair value of derivative instruments with the right to offset on a gross basis on the Combined carve-out balance sheet.

The following tables show the impact on the presentation of the fair value of derivative instrument assets and liabilities had the Company elected to present these contracts on a net basis:

at December 31, 2023	Gross Derivative Instruments	Amounts Available for Offset	[1]	Net Amounts
(millions of Canadian $)
Derivative instrument assets	696	(681)		15
Derivative instrument liabilities	(728)	681		(47)

1	Amounts available for offset do not include cash collateral pledged or received.

H-29 | TC Energy Management Information Circular 2024

at December 31, 2022 (millions of Canadian $)	Gross Derivative Instruments	Amounts Available for Offset[1]	Net Amounts
Derivative instrument assets	114	(88)	26
Derivative instrument liabilities	(111)	88	(23)

1	Amounts available for offset do not include cash collateral pledged or received.

With respect to the derivative instruments presented above, the Company provided cash collateral of $92 million and no letters of credit at December 31, 2023 (2022 – $35 million and nil, respectively) to its counterparties. At December 31, 2023, the Company held no cash collateral and $4 million in letters of credit (2022 – nil and nil, respectively) from counterparties on asset exposures.

Credit-Risk-Related Contingent Features of Derivative Instruments

Derivative contracts entered into to manage market risk often contain financial assurance provisions that allow parties to the contracts to manage credit risk. These provisions may require collateral to be provided if a credit-risk-related contingent event occurs, such as a downgrade in the Company’s credit rating to non-investment grade. The Company may also need to provide collateral if the fair value of its derivative financial instruments exceeds pre-defined exposure limits.

Based on contracts in place and market prices at December 31, 2023, the Company had derivative instruments with credit-risk-related contingent features in a net liability position that no collateral was provided of less than $1 million (2022 – nil). Should the fair value of derivative instruments exceed pre-defined contractual exposure limit thresholds collateral may need to be provided. The Company has sufficient liquidity in the form of cash and TC Energy’s support to meet these contingent obligations should they arise.

Fair Value Hierarchy

The Company’s financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy.

Levels	How Fair Value Has Been Determined

Level I	Quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. An active market is a market in which frequency and volume of transactions provides pricing information on an ongoing basis.

Level II	This category includes commodity derivatives where fair value is determined using the market approach. Inputs include yield curves and broker quotes from external data service providers.

Level III

This category includes long-dated transactions in certain markets where liquidity is low and the Company uses the most observable inputs available or alternatively long-term broker quotes or negotiated commodity prices that have been contracted for under similar terms in determining an appropriate estimate of these transactions.

There is uncertainty caused by using unobservable market data which may not accurately reflect possible future changes in fair value.

The fair value of the Company’s derivative assets and liabilities measured on a recurring basis, including both current and non-current portions, were categorized as follows:

at December 31, 2023 (millions of Canadian $)	Quoted Prices in Active Markets (Level I)	Significant Other Observable Inputs (Level II)[1]	Significant Unobservable Inputs (Level III)[1]	Total
Derivative instrument assets	668	28	—	696
Derivative instrument liabilities	(695)	(33)	—	(728)
	(27)	(5)	—	(32)

1	There were no transfers from Level II to Level III for the year ended December 31, 2023.

TC Energy Management Information Circular 2024 | H-30

at December 31, 2022 (millions of Canadian $)	Quoted Prices in Active Markets (Level I)	Significant Other Observable Inputs (Level II)[1]	Significant Unobservable Inputs (Level III)[1]	Total
Derivative instrument assets	84	30	—	114
Derivative instrument liabilities	(75)	(36)	—	(111)
	9	(6)	—	3
1	There were no transfers from Level II to Level III for the year ended December 31, 2022.

19. CHANGES IN OPERATING WORKING CAPITAL

year ended December 31 (millions of Canadian $)	2023	2022	2021
(Increase) decrease in Accounts receivable	(483)	(3)	(606)
(Increase) decrease in Inventories	119	(83)	(53)
(Increase) decrease in Other current assets	529	(16)	(14)
Increase (decrease) in Accounts payable and other	(227)	(199)	447
(Increase) decrease in Operating Working Capital	(62)	(301)	(226)

20. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

The Company has long-term crude oil transportation agreements as well as other purchase obligations, all of which are transacted at market prices and in the normal course of business. Purchases under these contracts in 2023 were $62 million (2022 – $48 million; 2021 – nil).

At December 31, 2023, the Company had capital expenditure commitments totaling approximately $6 million (2022 – $21 million).

Contingencies

The Company is subject to laws and regulations governing environmental quality and pollution control. At December 31, 2023, the Company has not accrued any amounts (2022 – nil) related to operations.

Variable Toll Disputes

In 2019 and 2020, a subset of Keystone customers initiated complaints before the Federal Energy Regulatory Commission (FERC) and the CER. The complaints indicated that Keystone had provided insufficient information to support its 2020 and 2021 estimated variable rates and challenged the just and reasonableness of Keystone’s committed rates charged dating back to 2018 and 2020 at FERC and the CER, respectively. In addition, two Keystone customers filed a claim in 2020 in the Calgary Court of King’s Bench seeking unspecified damages from Keystone for costs included in the 2018 and 2019 variable rates. This matter is currently in abeyance.

In December 2022, the CER issued a decision which resulted in an adjustment related to previously charged tolls of $38 million, which was accrued by the Company as at December 31, 2022. The CER has established a proceeding to consider Keystone’s compliance filing required by the decision regarding the allocation of drag reducing agent in the variable toll.

On February 16, 2023, FERC released its initial decision in respect of the complaint which resulted in an adjustment of $57 million related to tolls previously charged between 2018 and 2022, which was accrued by the Company in 2023. A final order from FERC is expected in 2024.

TC Energy Indemnified Liquids Liabilities

Subject to the completion of the spinoff Transaction, TC Energy may indemnify South Bow for certain liabilities and costs associated with the Milepost 14 incident (Note 12) and certain existing variable toll disputes on the Keystone Pipeline System as described above (collectively, the TC Energy Indemnified Liquids Liabilities). While TC Energy believes that it has strong arguments that the variable tolls in dispute were properly calculated and applied, any amounts above the current accrued amounts that may ultimately be payable in respect of these disputes are indeterminable at this time; however, such may be material. The ultimate amounts of any indemnities provided by TC Energy in respect of the TC Energy Indemnified Liquids Liabilities will be determined closer to the completion of the spinoff Transaction.

H-31 | TC Energy Management Information Circular 2024

Keystone XL

In 2021, TC Energy filed a Request for Arbitration to formally initiate a legacy North American Free Trade Agreement (NAFTA) claim to recover economic damages resulting from the revocation of the Presidential Permit for the Keystone XL pipeline project. In 2022, the International Centre for Settlement of Investment Disputes (ICSID) formally constituted a tribunal to hear TC Energy’s request for arbitration under NAFTA. In April 2023, the tribunal suspended the proceeding, granting a request from the U.S. Department of State to decide the jurisdictional grounds of the case as a preliminary matter. A hearing on the jurisdictional matter is set to occur in second quarter of 2024. In April 2023, the Government of Alberta filed its own request for arbitration, which will proceed separately from TC Energy’s claim. Termination activities undertaken in 2023, including asset dispositions and preservation, will continue through the first half of 2024. The Company will continue to coordinate with regulators, stakeholders and Indigenous groups to meet its environmental and regulatory commitments.

Subject to the completion of the spinoff Transaction, any amounts ultimately recoverable in respect of the claim to recover economic damages under the United States-Mexico-Canada Agreement relating to the legacy North American Free Trade Agreement and the revocation of the Keystone XL Presidential Permit in early 2021, will be attributable to TC Energy and South Bow on a 90 / 10 split, respectively.

Other Proceedings

In addition to proceedings in the Variable Toll Disputes section above, the Company is subject to various legal proceedings, arbitrations and actions arising in the normal course of business. The amounts involved in such proceedings are not reasonably estimable as the final outcome of such legal proceedings cannot be predicted with certainty. It is the opinion of management that the ultimate resolution of such proceedings and actions will not have a material impact on the Company’s combined financial position or results of operations.

Guarantees

The Company and its partners in certain jointly-owned entities have either: i) jointly and severally; ii) jointly or iii) severally guaranteed the financial performance of these entities. Such agreements include guarantees which are primarily related to construction services and the payment of liabilities. For certain of these entities, any payments made by the Company under these guarantees in excess of its ownership interest are to be reimbursed by its partners.

The carrying value of these guarantees has been recorded in Other long-term liabilities on the Combined carve-out balance sheet. Information regarding the Company’s guarantees were as follows:

at December 31 (millions of Canadian $)	Term	2023		2022
		Potential Exposure[1]	Carrying Value	Potential Exposure[1]	Carrying Value
Grand Rapids	to 2043	56	2	56	2
		56	2	56	2

1	The Company’s share of the potential estimated current or contingent exposure.

TC Energy Management Information Circular 2024 | H-32

21. VARIABLE INTEREST ENTITIES

Consolidated VIEs

A portion of the Company’s assets are held through VIEs in which the Company holds a 100 per cent voting interest, the VIE meets the definition of a business and the VIE’s assets can be used for general corporate purposes. The consolidated VIEs whose assets cannot be used for purposes other than for the settlement of the VIE’s obligations, or are not considered a business, were as follows:

at December 31 (millions of Canadian $)	2023	2022
ASSETS
Current Assets
Cash and cash equivalents	2	2
Accounts receivable	3	3
	5	5
Plant, Property and Equipment	172	173
	177	178

LIABILITIES
Current Liabilities
Accounts payable and other	43	64
	43	64
Other Long-Term Liabilities	10	—
	53	64

Non-Consolidated VIEs

The carrying value of these VIEs and the maximum exposure to loss as a result of the Company’s involvement with these VIEs were as follows:

at December 31 (millions of Canadian $)	2023	2022

Balance sheet
Equity investments	949	982
Off-balance sheet
Guarantees	56	56
Maximum exposure to loss	1,005	1,038

H-33 | TC Energy Management Information Circular 2024

22. RELATED PARTY TRANSACTIONS

TC Energy is responsible for providing the Company’s administrative and operating services (corporate expenses) necessary to operate the Liquids Pipelines business. As such, TC Energy’s determination and classification of allocated corporate expenses incurred by TC Energy to the Company are considered related party transactions. Allocated corporate expenses are capitalized or expensed based on the nature of underlying expenditure.

In 2023, the Company:

•

recorded $213 million of corporate expenses attributable to the Company (2022 – $217 million; 2021 – $247 million), of which $192 million was recorded to Plant operating costs and other (2022 – $182 million; 2021 – $168 million), $4 million was capitalized in Plant, property and equipment (2022 – $7 million) and $17 million was recorded to Equity investments (2022 – $28 million), of which $15 million impacted Income from equity investments (2022 – $20 million; 2021 – $29 million)

•

incurred operating costs of $166 million (2022 – $141 million; 2021 – $110 million) with TC Energy subsidiaries for costs that are not allocated but are direct costs to the Company, as well as $5 million of direct costs that were capitalized in Plant, property and equipment (2022 – $4 million), and $8 million that was recorded to Equity investments (2022 - $9 million) of which $7 million impacted Income from equity Investments (2022 - $8 million, 2021 - $6 million)

•	sold plant and equipment with carrying value of nil (2022 – $12 million, 2021 – $4 million) to affiliates

•	earned interest income of $29 million (2022 – $32 million; 2021 – $3 million) from affiliates.

At December 31, 2023, $137 million was due to affiliates (December 31, 2022 – $115 million) and $4 million was receivable from a jointly-owned entity (December 31, 2022 – nil). See Note 15, Long-Term Debt to Affiliates, for discussion of long-term debt to affiliates. See Note 12, Keystone Environmental Provision, for discussion of insurance recoveries from TC Energy’s wholly-owned captive insurance subsidiary.

TC Energy Management Information Circular 2024 | H-34

Management’s Discussion and Analysis

April 10, 2024

On July 27, 2023, the Board of Directors of TC Energy Corporation (TC Energy or the Parent) approved a proposed reorganization of TC Energy into two independent, investment-grade, publicly listed companies (the spinoff Transaction). Pursuant to the spinoff Transaction, TC Energy’s Liquids Pipelines business will be transferred to South Bow Corporation (South Bow) by way of a plan of arrangement under the Canada Business Corporations Act.

Under the spinoff Transaction, TC Energy shareholders will retain their current ownership in TC Energy shares and receive a pro-rata allocation of common shares in South Bow. The spinoff Transaction is described in greater detail in the body of this Circular.

This management’s discussion and analysis (MD&A) has been prepared in respect of the assets and liabilities comprising the Liquids Pipelines business. This MD&A should be read in conjunction with the audited financial statements of South Bow for the period from incorporation on December 15, 2023 to December 31, 2023 and the audited Combined carve-out financial statements for the Liquids Pipelines business for the years ended December 31, 2023, 2022 and 2021. The audited Combined carve-out financial statements for the Liquids Pipelines business have been prepared in Canadian dollars and in accordance with United States generally accepted accounting principles (U.S. GAAP). Additional information relating to South Bow will be available on SEDAR+ at www.sedarplus.ca following the completion of the spinoff Transaction.

Basis of Presentation

The audited Combined carve-out financial statements for the Liquids Pipelines business have been prepared on a carve-out basis and reflect the historical results of TC Energy’s Liquids Pipelines business. The Combined carve-out financial statements are not necessarily indicative of results that would have been realized if the Liquids Pipelines business had been operated separately as a stand-alone company during the years presented, nor will they necessarily be indicative of future results of the Liquids Pipelines business as they will exist upon completion of the spinoff Transaction.

Contents

ABOUT THIS DOCUMENT	H-36
ABOUT OUR BUSINESS	H-39
• Understanding Our Business	H-40
• Significant Events	H-43
• 2023 Financial Highlights	H-45
• Financial Results	H-48
• Outlook	H-51
• Capital Program	H-51
FINANCIAL CONDITION	H-52
OTHER INFORMATION	H-58
• Risk Management	H-58
• Controls and Procedures	H-59
• Critical Accounting Estimates	H-59
• Financial Instruments	H-60
• Related Party Transactions	H-61
• Accounting Changes	H-61
• Quarterly Results	H-61
GLOSSARY	H-61

H-35 | TC Energy Management Information Circular 2024

About This Document

As at the date hereof, South Bow has not carried on any active business. Pursuant to the spinoff Transaction, South Bow will become an independent, public corporation. Unless otherwise indicated, the disclosure in this MD&A has been prepared assuming the spinoff Transaction will be completed.

Throughout this MD&A, the terms we, us, and our mean the Liquids Pipelines business. Abbreviations and acronyms that are not defined in the document are defined in the Glossary of this Circular. All information is as of April 10, 2024 and all amounts are in Canadian dollars, unless noted otherwise.

FORWARD-LOOKING INFORMATION

We disclose forward-looking information to help the reader understand management’s assessment of our future plans and financial outlook and our future prospects overall.

Statements that are forward looking are based on certain assumptions and on what we know and expect today and generally include words like anticipate, expect, believe, may, will, should, estimate or other similar words.

Forward-looking statements in this MD&A include information about the following, among other things:

•	our financial and operational performance
•	expectations about strategies and goals for growth and expansion
•	expected cash flows and future financing options available, including portfolio management
•	expectations about South Bow following the completion of the spinoff Transaction, including the management and credit ratings thereof
•	expectations regarding the size, timing, conditions and outcome of ongoing and future transactions, including the spinoff Transaction
•	expected dividend growth
•	expected access to and cost of capital
•	expected liquids demand levels
•	expected costs and schedules for planned projects, including projects under construction and in development
•	expected capital expenditures, contractual obligations, commitments and contingent liabilities, including environmental remediation costs
•	expected regulatory processes and outcomes
•	expected outcomes with respect to legal proceedings, including arbitration and insurance claims
•	the expected impact of future tax and accounting changes
•	expected industry, market and economic conditions, including their impact on our customers and suppliers.

Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different because of assumptions, risks or uncertainties related to our business or events that happen after the date of this MD&A.

Our forward-looking information is based on the following key assumptions and subject to the following risks and uncertainties:

Assumptions

•	realization of expected benefits from acquisitions, divestitures and the spinoff Transaction
•	regulatory decisions and outcomes
•	planned and unplanned outages and the use of our pipelines
•	integrity and reliability of our assets
•	anticipated construction costs, schedules and completion dates
•	access to capital markets, including portfolio management
•	expected industry, market and economic conditions, including the impact of these on our customers and suppliers
•	inflation rates, commodity and labour prices
•	interest, tax and foreign exchange rates
•	nature and scope of hedging.

Risks and Uncertainties

•	realization of expected benefits from acquisitions, divestitures and the spinoff Transaction
•	the terms, timing and completion of the spinoff Transaction, including the timely receipt of all necessary approvals

TC Energy Management Information Circular 2024 | H-36

•	that market or other conditions are no longer favourable to completing the proposed spinoff Transaction
•	business disruption during the period prior to or directly following the proposed spinoff Transaction
•	our ability to successfully implement our strategic priorities and whether they will yield the expected benefits
•	our ability to implement a capital allocation strategy aligned with maximizing shareholder value
•	the operating performance of our pipelines and storage assets
•	amount of capacity sold and rates achieved in our business
•	production levels within supply basins
•	construction and completion of capital projects
•	cost and availability of, and inflationary pressures on, labour, equipment and materials
•	the availability and market prices of commodities
•	access to capital and insurance markets on competitive terms
•	interest, tax and foreign exchange rates
•	performance and credit risk of our counterparties
•	regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims
•	our ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment
•	our ability to realize the value of tangible assets and contractual recoveries
•	competition in the business in which we operate
•	unexpected or unusual weather
•	acts of civil disobedience
•	cyber security and technological developments
•	sustainability related risks
•	impact of energy transition on our business
•	economic conditions in North America as well as globally
•	global health crises, such as pandemics and epidemics, and the impacts related thereto
•	recovery of costs resulting from unexpected pollution or environmental events related to our operations.

You can read more about these factors and others in this MD&A and Schedule F of this Circular.

As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking statements due to new information or future events unless we are required to by law.

FOR MORE INFORMATION

You can find more information about the Liquids Pipelines business in Schedule F of this Circular, as well as disclosure documents filed by TC Energy, which are available under TC Energy’s profile on SEDAR+ (www.sedarplus.ca).

NON-GAAP MEASURES

This MD&A references the following non-GAAP measures:

•	comparable EBITDA
•	comparable EBIT
•	comparable earnings
•	funds generated from operations
•	comparable funds generated from operations.

These measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. Discussions throughout this MD&A on the factors impacting comparable earnings are consistent with the factors that impact net income (loss) attributable to controlling interests, except where noted otherwise. Discussions throughout this MD&A on the factors impacting comparable earnings before interest, taxes, depreciation and amortization (comparable EBITDA) and comparable earnings before interest and taxes (comparable EBIT) are consistent with the factors that impact earnings, except where noted otherwise.

H-37 | TC Energy Management Information Circular 2024

Comparable Measures

We calculate comparable measures by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. Except as otherwise described herein, these comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable.

Our decision not to adjust for a specific item in reporting comparable measures is subjective and made after careful consideration. Specific items may include:

•	gains or losses on sales of assets or assets held for sale
•	income tax refunds, valuation allowances and adjustments resulting from changes in legislation and enacted tax rates
•	unrealized fair value adjustments related to risk management activities
•	legal, contractual, bankruptcy and other settlements
•	impairment of plant, property and equipment, equity investments and other assets
•	acquisition, integration and restructuring costs.

We exclude from comparable measures the unrealized gains and losses from changes in the fair value of derivatives related to commodity price risk management activities. These derivatives generally provide effective economic hedges but do not meet the criteria for hedge accounting. These changes in fair value are recorded in net income. As these amounts do not accurately reflect the gains and losses that will be realized at settlement, we do not consider them reflective of our underlying operations.

In third quarter 2023, TC Energy announced plans to separate into two independent, investment-grade, publicly listed companies through the spinoff Transaction. Separation costs related to the spinoff Transaction recognized in our results primarily include internal costs and external fees related to separation activities. These items have been excluded from comparable measures as we do not consider them reflective of our ongoing underlying operations.

The following table identifies our non-GAAP measures against their most directly comparable GAAP measures:

Comparable measure	GAAP measure
comparable EBITDA	earnings (losses)
comparable EBIT	earnings (losses)
comparable earnings	net income attributable to controlling interests
funds generated from operations	net cash provided by operations
comparable funds generated from operations	net cash provided by operations

Comparable EBITDA and Comparable EBIT

Comparable EBITDA represents earnings (losses) adjusted for certain specific items, excluding charges for depreciation and amortization. We use comparable EBITDA as a measure of our earnings from ongoing operations as it is a useful indicator of our performance. Comparable EBIT represents earnings (losses) adjusted for specific items and is an effective tool for evaluating trends. Refer to the About Our Business – Financial Results section of this MD&A for a reconciliation to earnings (losses).

Comparable Earnings

Comparable earnings represents Net income attributable to controlling interests, adjusted for specific items. Comparable earnings is comprised of earnings (losses), Interest expense, Interest income and other, Income tax (expense) recovery and Net (income) loss attributable to redeemable non-controlling interest, adjusted for specific items. Refer to the About Our Business – 2023 Financial Highlights section of this MD&A for reconciliations to Net income attributable to controlling interests.

Funds Generated from Operations and Comparable Funds Generated from Operations

Funds generated from operations reflects net cash provided by operations before changes in operating working capital. The components of changes in working capital are disclosed in Note 19, Changes in operating working capital, of our 2023 Combined carve-out financial statements. We believe funds generated from operations is a useful measure of our operating cash flows because it excludes fluctuations from working capital balances, which do not necessarily reflect underlying operations in the same period, and is used to provide a consistent measure of the cash-generating ability of our business. Comparable funds generated from operations is adjusted for the cash impact of specific items noted above. Refer to the Financial Condition – Cash Provided by Operating Activities section of this MD&A for a reconciliation to Net cash provided by operations.

TC Energy Management Information Circular 2024 | H-38

About Our Business

We provide safe and reliable crude oil transportation through infrastructure extending from the WCSB in Canada to the U.S. Midwest and Gulf Coast. We offer long haul transportation from the WCSB to key refining and export markets in the U.S., as well as domestic transportation within Alberta and from Cushing, Oklahoma to the U.S. Gulf Coast.

Our business includes:

•	wholly-owned liquids pipelines – approximately 4,400-km (2,700-mile)
•	wholly-owned operational and term storage – approximately 7 million barrels
•	partially-owned liquids pipelines – approximately 460-km (290-mile)
•	partially-owned operational storage – approximately 0.5 million barrels.

H-39 | TC Energy Management Information Circular 2024

We have an interest in the following pipelines:

		Length	Description	Ownership

	Liquids pipelines

1	Keystone	4,327-km (2,689-mile)	Transports crude oil from Hardisty, Alberta to U.S. markets at Wood River and Patoka, Illinois, Cushing, Oklahoma and the U.S. Gulf Coast.	100%

2	Marketlink		Transports crude oil from Cushing, Oklahoma to the U.S. Gulf Coast on facilities that form part of Keystone.	100%

3	Grand Rapids	460-km (286-mile)	Transports crude oil from the producing area northwest of Fort McMurray, Alberta to the Edmonton/Heartland, Alberta market region.	50%

4	White Spruce	72-km (45-mile)	Transports crude oil from Canadian Natural Resources Limited’s Horizon facility in northeast Alberta to the Grand Rapids pipeline.	100%

5	HoustonLink	15-km (9-mile)	Connects Keystone and Marketlink to ONEOK’s East Houston terminal. ONEOK operates HoustonLink.	50%

6	Port Neches	6-km (4-mile)	Transports crude oil from Keystone, Marketlink and other liquids terminals in the Port Arthur, Texas area to the Motiva Terminal in Port Neches, Texas.	75%

In Development

	Blackrod Connection Project	25-km (16-mile)	Upon completion, will provide a connection from International Petroleum Corp.’s (IPC) Blackrod Project to transport crude oil to the Grand Rapids Pipeline System and a 25 km natural gas supply pipeline connecting to TC Energy’s NGTL system.	100%

UNDERSTANDING OUR BUSINESS

Spanning over 4,900-km (3,045-miles), our network of pipelines is uniquely and strategically positioned, connecting stable oil production in the WCSB to world-class refineries in the Midwest (PADD 2) & Gulf Coast (PADD 3) markets.

Our business consists of crude oil pipeline and terminal assets that safely transport crude oil primarily from the WCSB and the Cushing market hub to key refining and trading markets where it can be refined or marketed into other domestic or international markets. To increase the competitive position of our assets, we also offer ancillary services, including storage at terminals, which provides customers with increased receipt and delivery optionality. In addition to our crude oil pipeline and terminal assets, we conduct marketing activities through a non-regulated marketing entity.

We provide pipeline transportation services to customers predominantly supported by long-term contracts with fixed monthly payments that are linked to contracted throughput volumes, providing certainty and generating stable earnings over the contract term irrespective of commodity prices. These long-term contracts provide for the recovery of development costs, with operating and maintenance costs primarily recovered through a variable flow-through toll. Uncontracted pipeline capacity is offered to the market on a monthly uncommitted basis and also through periodic open seasons, in accordance with regulatory requirements, which provides opportunities for us to generate incremental earnings. Crude oil storage at terminals is offered to customers under fixed fee, term contracts.

In Canada, our pipeline systems and associated facilities are regulated by either the CER or AER, and in the U.S., by PHMSA and FERC, as well as various state authorities. Combined, these entities regulate the construction, operation and abandonment of our pipeline infrastructure, as well as oversee the reasonableness of our tolls.

Keystone Pipeline System

Keystone Pipeline

The Keystone Pipeline (Keystone) is a 4,327-km (2,689-mile), 30 to 36-inch crude oil pipeline system, traversing three Canadian provinces and eight U.S. states. Keystone safely transports crude oil exported from Western Canada to various delivery points in the U.S. Midwest and Gulf Coast. Keystone is able to transport over 600,000 Bbl/d of crude oil. Keystone operates in Canada and the U.S., and is therefore subject to the common carrier obligations imposed by the CER and the FERC, respectively.

TC Energy Management Information Circular 2024 | H-40

Keystone has negotiated a fixed/variable rate toll structure with its shippers, providing us with long-term certainty of cash flow. Recovery of the initial capital investment was fixed on a long-term committed basis, while actual operating and maintenance costs are recovered through the variable toll. Keystone is required through its common carrier obligations to reserve six per cent of its nominal capacity to uncommitted spot shippers. Spot tolls are adjusted based on market indicators to maintain competitiveness and offered on a monthly basis.

Keystone was built out over four phases as follows:

•

Phase 1: 2,988-km (1,857-mile) section from Hardisty, Alberta, to Steele City, Nebraska, and onward to Wood River and Patoka, Illinois (Wood River / Patoka Leg) where it delivers to Mid Continent refineries and the Patoka trading hub

•	Phase 2 (Cushing Extension): 479-km (298-mile) section from Steele City, Nebraska, to Cushing, Oklahoma, for delivery into the Cushing trading hub

•	Phase 3 (Gulf Coast Extension): 782-km (486-mile) section from Cushing, Oklahoma, to Nederland, Port Arthur, and Sour Lake, Texas

•	Phase 4 (Houston Lateral): 78-km (48-mile) Houston Lateral to Houston, Texas, enabling deliveries to the Houston Tank Terminal, refineries, trading hubs and export terminals.

Marketlink

Marketlink provides crude oil transportation services from Cushing, Oklahoma to the U.S. Gulf Coast, through its lease of capacity on the U.S. Gulf Coast segment of Keystone. Marketlink’s lease payments are calculated in accordance with the lease and based on its proportional share of U.S. Gulf Coast capacity.

We believe Marketlink to be complimentary to Keystone as it enables increased utilization of U.S. Gulf Coast segment capacity while ensuring Keystone customers maintain their right to capacity, and through the lease, reduces the operating costs for all Keystone customers, enabling a more competitive toll. Marketlink operates as a common carrier pipeline and is regulated by the FERC.

Port Neches Link

We own a 74.9 per cent interest in Port Neches Link, a joint-venture with Motiva Enterprises LLC (Motiva). The 6-km (4-mile), 36-inch, Port Neches Link pipeline is strategically located in a heavily congested area of energy infrastructure enabling last-mile connectivity for Keystone and Marketlink shippers to Motiva’s 630,000 Bbl/d Port Arthur refinery, which is North America’s largest refinery. The Port Neches Link pipeline also includes facilities that connect additional liquids terminals in the Port Arthur area to Motiva’s refinery. The Port Neches Link pipeline is a common carrier pipeline regulated by the Railroad Commission of Texas.

HoustonLink

We own a 50 per cent interest in HoustonLink, a joint venture with Magellan Midstream Partners L.P. (Magellan), an affiliate of ONEOK, Inc. (ONEOK). The 15-km (9.4-mile), 24-inch, HoustonLink pipeline provides a connection between our Keystone Pipeline System and ONEOK’s East Houston terminal. HoustonLink is a common carrier pipeline regulated by the Railroad Commission of Texas. ONEOK is the operator of HoustonLink.

Terminals

To facilitate the delivery of customers’ products to key markets, we own and operate over 7.5 million barrels of crude oil storage at facilities located in Alberta, Oklahoma and Texas. These assets play an important role in the operation and competitiveness of our pipelines network and provide us with the opportunity to generate incremental revenue by leasing tank space to customers, which provides them with market optionality. Contractual arrangements associated with storage are typically fixed fee, term contracts.

Liquids Marketing

Our liquids marketing business provides customers with a variety of crude oil marketing services, including transportation, storage and logistics, primarily through the purchase and sale of physical crude oil. This business contracts for capacity on our assets as well as third-party owned pipelines and tank terminals. The Liquids Marketing team engages in hedging activities to minimize commodity risk exposure by utilizing financial instruments and derivative contracts.

Intra-Alberta Pipeline Systems

We own and operate two intra-Alberta pipelines, which are regulated by the AER.

Grand Rapids

The 460-km (287-mile), 20-inch Grand Rapids Pipeline System plays a key role in connecting oil sands production to terminals in the Edmonton and Heartland refining and trading hubs. Grand Rapids is jointly owned with PetroChina Canada Ltd.

H-41 | TC Energy Management Information Circular 2024

White Spruce

The 72-km (45-mile), 20-inch White Spruce Pipeline provides safe transportation and market access for growing volumes of crude oil produced in Alberta’s oil sands region. White Spruce is designed to transport crude oil produced at Canadian Natural Resources Limited’s Horizon Oil Sands Facility in northeast Alberta to Grand Rapids.

Blackrod Connection Project

The Blackrod Connection Project is designed to provide both liquids and natural gas transportation infrastructure to support IPC’s proposed Blackrod Steam Assisted Gravity Drainage facility (the Blackrod Project). We are proposing to develop and build a 25-km (16-mile), 12-inch crude oil pipeline and a 25-km (16-mile), 16-inch natural gas pipeline from the Blackrod Project to the existing Grand Rapids Pipeline System.

Business Environment

Dynamic shifts in geopolitical events, government policy changes and various macroeconomic factors continue to impact global crude oil supply and demand balances. While the upstream sector remains focused on balancing capital discipline and growth, we expect crude oil demand to continue to increase this decade. Over a longer time horizon, we expect global demand to grow, before slowly declining in later decades; however, crude oil is expected to remain a critical source in helping the world meet its energy needs for decades to come. North America’s crude oil supply, inclusive of the WCSB, will remain critical in supporting long term demand.

Supply Outlook

Canada has the world’s third largest crude oil reserves with over 160 billion barrels of proven and economically recoverable oil. Production from the WCSB, which is the main supply source for our assets, was approximately 4.7 million Bbl/d in 2023 and is expected to grow by over 600,000 Bbl/d by 2030. The oil sands, which are located within the WCSB and connect to our intra-Alberta assets, make up the majority of Canadian crude oil supply. The oil sands are considered a world class supply source given their decades-long reserve life, low base production decline and continuously improving cost and environmental performance. We believe that our assets are well-positioned to capture such production growth from the WCSB.

The U.S. is one of the largest crude oil producing countries in the world, with production exceeding 12.9 million Bbl/d in 2023. The majority of continental U.S. crude oil production is in the form of light tight oil from the Permian, Williston, Eagle Ford and Niobrara basins. U.S. refineries have been optimized through significant capital investments to refine a mix of light and heavy crude oils to produce an optimized refined products slate. With our Keystone Pipeline System’s connection to key refining and export markets, we believe our assets are well positioned to attract barrels from major U.S. tight oil basins, which themselves are expected to grow through the end of the decade.

Demand

The U.S. is the primary source of crude oil demand in North America with refining capacity exceeding 18 million Bbl/d. Our assets serve the U.S. Midwest and U.S. Gulf Coast refining markets, PADD 2 and PADD 3, respectively. PADD 2 represents 23 per cent and PADD 3 represents 54 per cent of U.S. refining throughput, or in aggregate 77 per cent. Many PADD 2 and PADD 3 refineries are large-scale, complex facilities, with deep conversion capacity for heavy crude oil. These markets are expected to remain globally competitive for decades to come due to their access to low-cost Canadian heavy and U.S. light crude oil, as well as their proximity to abundant low-cost natural gas supply, positioning them to be among the most profitable refineries in the world.

While domestic consumption makes up the predominance of current North American crude oil demand, exports are expected to grow, increasing their proportion of North American crude oil demand out past the end of the decade, driven by growth in emerging markets. Crude oil export from the U.S. Gulf Coast, a market served by our pipelines, is expected to grow from 3.3 million Bbl/d to 4.7 million Bbl/d by the early 2030s.

Strategic Priorities

Our assets strategically position our business to provide competitive transportation solutions for growing supplies of Alberta and U.S. crude oil to the U.S. Midwest and the U.S. Gulf Coast.

Within our established risk preferences, we remain committed to:

•	optimizing the operational performance and commercial value of our existing assets

•	expanding and leveraging our existing infrastructure for growth expansions

•	progressing system operational improvements.

TC Energy Management Information Circular 2024 | H-42

The long-term contract profile supporting our business model provides stable tolls for our customers and stable revenues for our business. As we continually augment our connectivity to resilient supply and premium markets, we believe that our business is situated to compete for further growth.

We believe that our assets are well-positioned to capture production growth from the stable and resilient WCSB, which is needed to meet the growing U.S. Gulf Coast demand for secure Canadian heavy crude oil, as traditional offshore imports decline. With the continued growth of U.S. light tight oil production and expected growth in U.S. Gulf Coast export demand, we will examine opportunities to expand our transportation services and extend our pipeline platform to increase last-mile delivery connectivity to refineries and terminals with storage and marine export capabilities. We will also focus on leveraging our existing assets and development of projects to provide increased optionality for our customers.

We continually work with existing and potential customers to enhance their customer experience and provide pipeline transportation and terminal services to meet their needs. The combination of the scale and strategic location of our assets assists us in attracting additional volumes and in growing our business.

We closely monitor the marketplace for strategic asset acquisitions as well as joint venture or joint tolling opportunities to enhance our system connectivity or expand our footprint within North America. We remain disciplined in our approach and will position our business development activities strategically to capture opportunities within our risk preferences.

SIGNIFICANT EVENTS

Milepost 14 Incident

In December 2022, a pipeline incident occurred in Washington County, Kansas on the Keystone Pipeline System, releasing 12,937 barrels of crude oil. In June 2023, we completed the recovery of all released volumes and in October 2023, we completed creek restoration, restoring natural flows to Mill Creek. We will maintain our commitment to long-term reclamation and environmental monitoring activities.

A Corrective Action Order (CAO) was issued by PHMSA in December 2022, and later amended in March 2023. The pipeline is operating subject to the Amended Corrective Action Order (ACAO), which includes certain operating pressure restrictions. There are two operating pressure restrictions: one extending across the entirety of the U.S. portion of the Keystone Pipeline, and the other, a further restriction along a 96-mile contiguous section traversing certain counties within Nebraska and Kansas. We have been able to mitigate certain capacity impacts as a result of the pressure restrictions through strong operational performance and have continued to deliver on our contractual requirements. We expect to continue to fulfill our Keystone contract commitments while the ACAO remains in effect. The ACAO will remain in effect until its requirements have been met and approved by PHMSA. The requirements of the ACAO include certain assessments and the implementation of a remedial workplan. We have developed and begun implementing a comprehensive remedial workplan, which includes inline investigation of over 3,000 kilometers of pipeline, to enhance the pipeline integrity and safety performance of the system.

A Root Cause Failure Analysis (RCFA) was conducted by an independent third party and was released on April 21, 2023. The RCFA revealed that a unique set of circumstances occurred at the rupture location, which likely originated during construction, with the primary cause of the rupture being a fatigue crack. The findings from the RCFA have been incorporated into our remedial work plan and learnings from it and our ongoing pipeline integrity programs, are, and will continue to be, incorporated into future programs to enhance the safety and reliability of the system. As at the end of the first quarter 2024, we have completed 100 per cent of planned system inline inspections as per the remedial work plan and 68 integrity verification digs with no material concerns identified.

At December 31, 2022, we accrued an environmental remediation liability of $650 million, before expected insurance recoveries and not including potential fines and penalties, which was revised at June 30, 2023 to $794 million based on a review of costs and commitments incurred. The additional environmental remediation costs recognized in second quarter 2023 included $36 million that we estimate to be recoverable from TC Energy’s wholly-owned captive insurance subsidiary. At December 31, 2023, the remediation cost estimate remains unchanged. Appropriate insurance policies are in place and we believe that it remains probable that the majority of environmental remediation costs will be eligible for recovery under our existing insurance coverage. As of December 31, 2023, we have received $583 million (2022 – nil), including $7 million from TC Energy’s wholly-owned captive insurance subsidiary, from insurance proceeds related to the environmental remediation.

Subject to the completion of the spinoff Transaction, TC Energy may indemnify South Bow for certain liabilities and costs associated with the Milepost 14 incident on Keystone. See the TC Energy Indemnified Liquids Liabilities section of this MD&A below.

H-43 | TC Energy Management Information Circular 2024

Blackrod Connection Project

We are developing the Blackrod Connection Project, which will consist of a 25-km crude oil pipeline and a 25-km natural gas lateral; and associated facilities to provide crude oil transportation from IPC’s Blackrod project to our Grand Rapids Pipeline System. The expected total capital cost of the project is approximately $250 million with a targeted in-service date in late 2025. The Blackrod Connection Project would be supported by long-term committed contracts.

CER and FERC Proceedings

In 2019 and 2020, a subset of Keystone customers initiated complaints before the FERC and the CER regarding certain costs within the variable toll calculation. In December 2022, the CER issued a decision in respect of the complaint that resulted in an adjustment to previously charged tolls of $38 million. The CER has established a proceeding to consider Keystone’s compliance filing required by the decision regarding the allocation of costs for drag reducing agent in the variable toll.

In February 2023, the FERC released its initial decision in respect of the complaint. As a result, we have recorded a one-time pre-tax charge of $57 million reflective of previously charged tolls between 2018 and 2022. This amount has been excluded from comparable measures. A final order from the commission of the FERC is expected in 2024.

Subject to the completion of the spinoff Transaction, TC Energy may indemnify South Bow for certain liabilities associated with certain existing variable toll disputes on Keystone. See the TC Energy Indemnified Liquids Liabilities section of this MD&A below.

Port Neches

In March 2023, the Port Neches Link Pipeline System was placed in service, connecting the Keystone Pipeline System to Motiva’s Port Neches Terminal, enabling last-mile connectivity to Motiva’s 630,000 Bbl/d refinery.

In December 2023, Motiva, our partner in Port Neches LLC, exercised their option to increase their equity interest in the company. As a result, our ownership interest has decreased from 95 per cent to 74.9 per cent.

Keystone XL

Following the revocation of the 2019 Presidential Permit for the Keystone XL pipeline project in January 2021, and after a comprehensive review of options, in June 2021, the Keystone XL pipeline project was terminated. In November 2021, a Request for Arbitration to formally initiate a legacy North American Free Trade Agreement claim was filed, seeking economic damages resulting from the revocation of the 2019 Presidential Permit.

Right-of-way clean up and restoration is substantially complete while termination activities will continue through the first half of 2024. We and TC Energy, as applicable, will continue to coordinate with regulators, stakeholders, landowners and Indigenous groups to meet their respective environmental and regulatory commitments.

In September 2022, the International Centre for Settlement of Investment Disputes formally constituted a tribunal to hear TC Energy’s request for arbitration under the legacy North American Free Trade Agreement. In April 2023, the tribunal suspended the proceeding, granting a request from the U.S. Department of State to decide the jurisdictional grounds of the case as a preliminary matter. A hearing on the jurisdictional matter is set to occur in the second quarter of 2024. In April 2023, the Government of Alberta filed its own request for arbitration, which will proceed separately from our claim.

Subject to the completion of the spinoff Transaction, any amounts ultimately recoverable in respect of the claim to recover economic damages under the United States-Mexico-Canada Agreement relating to the legacy North American Free Trade Agreement and the revocation of the Keystone XL Presidential Permit in early 2021, will be attributable to TC Energy and South Bow on a 90 / 10 split, respectively.

TC Energy Indemnified Liquids Liabilities

Subject to the completion of the spinoff Transaction, TC Energy may indemnify South Bow for certain liabilities and costs associated with the Milepost 14 incident and certain existing variable toll disputes on the Keystone Pipeline as described above (collectively, the TC Energy Indemnified Liquids Liabilities).

The variable toll disputes on Keystone are currently before applicable regulatory bodies and, while TC Energy believes that it has strong arguments that the variable tolls in dispute were properly calculated and applied, any amounts above the current accrued amounts that may ultimately be payable in respect of these disputes are indeterminable at this time, however such may be material. It is expected that the ultimate amounts of any indemnities provided by TC Energy in respect of the TC Energy Indemnified Liquids Liabilities will be determined closer to the completion of the spinoff Transaction when more information about the potential liabilities are known and that the amounts will be set with a view to ensuring that South Bow and TC Energy satisfy the Investment Grade Rating Condition set forth in the Arrangement Agreement as defined in the body of this Circular. Any arrangements with respect to the

TC Energy Management Information Circular 2024 | H-44

TC Energy Indemnified Liquids Liabilities will not apply to any impact the resolution of the variable toll disputes has on post spinoff tolls or South Bow revenues.

2023 FINANCIAL HIGHLIGHTS

We use certain financial measures that do not have a standardized meaning under GAAP because we believe they improve our ability to compare results between reporting periods and enhance understanding of our operating performance. Known as non-GAAP measures, they may not be comparable to similar measures provided by other companies.

Comparable EBITDA, comparable earnings and comparable funds generated from operations are all non-GAAP measures. Refer to About This Document – Non-GAAP Measures at page H-34 for more information about the non-GAAP measures we use and About This Document – Non-GAAP Measures – Comparable Measures at page H-35 as well as the Financial Results section at page H-45 for reconciliations to the most directly comparable GAAP measures.

year ended December 31 (millions of $)	2023	2022	2021

Income

Revenues	2,705	2,718	2,317

Net income (loss) attributable to controlling interests	595	808	(1,293)

Comparable EBITDA[1]	1,450	1,347	1,518

Comparable earnings[1]	686	742	874

Cash flows

Net cash provided by operations	1,030	898	837

Comparable funds generated from operations	1,168	1,246	1,245

Capital spending[2]	49	143	571

Proceeds from sales of assets, net of transaction costs	124	92	68

1	Information on Earnings (losses), the most directly comparable GAAP measure, can be found in the Earnings and Net Income table set forth below.

2

Capital spending reflects cash flows associated with our Capital expenditures and Contributions to equity investments. Refer to Note 4, Segmented information, of our 2023 Combined carve-out financial statements for the financial statement line items that comprise total capital spending.

at December 31 (millions of $)	2023	2022

Balance sheet

Total assets	15,888	15,583

Long-term debt to affiliates, including current portion	7,879	1,793

Parent’s Net Investment	3,751	10,181

Earnings and Net Income

year ended December 31 (millions of $)	2023	2022	2021

Earnings (losses)	1,012	1,112	(1,602)

Interest expense	(298)	(81)	(91)

Interest income and other	43	43	5

Income (loss) before income taxes	757	1,074	(1,688)

Income tax (expense) recovery	(162)	(266)	396

Net income (loss)	595	808	(1,292)

Net income attributable to redeemable non-controlling interest	—	—	(1)

Net income (loss) attributable to controlling interests	595	808	(1,293)

H-45 | TC Energy Management Information Circular 2024

Net income (loss) attributable to controlling interests in 2023 was $595 million (2022 – income of $808 million; 2021 – loss of $1,293 million), a decrease of $213 million compared to 2022. The decrease for the year ended December 31, 2023 compared to 2022 and significant increase in Net income attributable to controlling interests of $2.1 billion in 2022 compared to 2021 are primarily due to the net effect of specific items mentioned below and an increase in interest expense in 2023 compared to 2022.

The following specific items were recognized in Net income (loss) attributable to controlling interests and were excluded from comparable earnings:

2023

•

$52 million after-tax charge as a result of the FERC Administrative Law Judge initial decision on Keystone issued in February 2023 in respect of a tolling-related complaint pertaining to amounts recognized from 2018 to 2022, which consists of a one-time pre-tax charge of $57 million and included accrued pre-tax carrying charges of $10 million

•	preservation and other costs for Keystone XL pipeline project assets of $14 million after tax, which could not be accrued as part of the Keystone XL asset impairment charge

•

$4 million after-tax gain on the sale of Keystone XL project assets and adjustment to the estimate for contractual and legal obligations related to termination activities. Refer to Note 6, Keystone XL, of our 2023 Combined carve-out financial statements for additional information

•	$1 million after-tax charge related to Focus Project costs. The Focus Project was launched by TC Energy to identify opportunities to improve safety, productivity and cost-effectiveness

•	$2 million after-tax expense due to separation costs related to the spinoff Transaction.

2022

•	$20 million after-tax charge due to the CER decision on Keystone issued in December 2022 in respect of a tolling-related complaint pertaining to amounts reflected in 2021 and 2020

•	preservation and other costs for Keystone XL pipeline project assets of $19 million after tax, which could not be accrued as part of the Keystone XL asset impairment charge

•

$90 million after-tax gain on the sale of Keystone XL project assets and reduction to the estimate for contractual and legal obligations related to termination activities. Refer to Note 6, Keystone XL, of our 2023 Combined carve-out financial statements for additional information.

2021

•

$2.1 billion after-tax asset impairment charge, net of expected contractual recoveries and other contractual and legal obligations, related to the termination of the Keystone XL pipeline project following the January 2021 revocation of the Presidential Permit. Refer to Note 6, Keystone XL, of our 2023 Combined carve-out financial statements for additional information

•

preservation and other costs for Keystone XL pipeline project assets of $37 million after tax, which could not be accrued as part of the Keystone XL asset impairment charge, as well as interest expense on the Keystone XL project-level credit facility prior to its termination

•	an after-tax gain of $10 million related to the sale of the remaining 15 per cent interest in Northern Courier

•

$2 million after-tax expense with respect to transition payments incurred as part of the Voluntary Retirement Program (VRP). In mid-2021, TC Energy offered a one-time VRP to eligible employees. Participants in the program retired by December 31, 2021 and received a transition payment along with existing retirement benefits.

Refer to the Financial Results and the Financial Condition sections of this MD&A for additional information.

Net income in all years included unrealized gains and losses from changes in our risk management activities which we exclude along with the above noted items, to arrive at comparable earnings. A reconciliation of Net income attributable to controlling interests to comparable earnings is shown in the following table.

TC Energy Management Information Circular 2024 | H-46

Reconciliation of Net Income Attributable to Controlling Interests to Comparable Earnings

year ended December 31 (millions of $)	2023	2022	2021

Net income (loss) attributable to controlling interests	595	808	(1,293)

Specific items (net of tax):

Keystone regulatory decisions	52	20	—

Keystone XL preservation and other	14	19	37

Keystone XL asset impairment charge and other	(4)	(90)	2,136

Focus Project costs	1	—	—

Separation costs	2	—	—

Gain on sale of Northern Courier	—	—	(10)

Voluntary Retirement Program	—	—	2

Risk management activities	26	(15)	2

Comparable earnings	686	742	874

Comparable EBITDA to Comparable Earnings

Comparable EBITDA represents earnings (losses) adjusted for the specific items described above and excludes non-cash charges for depreciation and amortization. For further information on our reconciliation of comparable EBITDA, refer to the Financial Results section of this MD&A.

year ended December 31 (millions of $)	2023	2022	2021

Comparable EBITDA	1,450	1,347	1,518

Depreciation and amortization	(329)	(321)	(310)

Interest expense included in comparable earnings	(288)	(81)	(85)

Interest income and other	43	43	5

Income tax expense included in comparable earnings	(190)	(246)	(253)

Net income attributable to redeemable non-controlling interest	—	—	(1)

Comparable earnings	686	742	874

Comparable Earnings – 2023 Versus 2022

Comparable earnings in 2023 were $56 million lower than in 2022, and were primarily the net result of:

•	changes in comparable EBITDA described in the Financial Results section of this MD&A

•	higher interest expense due to long-term debt issuances to affiliates and higher interest rates on our long-term debt to affiliates

•	lower income tax expense included in comparable earnings mainly due to lower earnings subject to tax.

Comparable Earnings – 2022 Versus 2021

Comparable earnings in 2022 were $132 million lower than in 2021, and were primarily the net result of:

•	changes in comparable EBITDA described in the Financial Results section of this MD&A

•	higher interest income and other mainly due to higher interest rates on cash held in TC Energy’s centralized cash management accounts in 2022 compared to 2021

•	lower income tax expense included in comparable earnings mainly due to lower earnings subject to tax in 2022 compared to 2021.

H-47 | TC Energy Management Information Circular 2024

Cash Flows

Net cash provided by operations of $1,030 million in 2023 was fifteen per cent higher than 2022 primarily due to the amount and timing of working capital changes, partially offset by lower funds generated from operations. Comparable funds generated from operations in 2023 and 2022 were $1,168 million and $1,246 million, respectively. Refer to the Financial Condition section of this MD&A for additional information.

Balance Sheet

We continue to maintain a solid financial position. Refer to the Financial Condition section of this MD&A for more information about our capital structure.

FINANCIAL RESULTS

The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to earnings/(losses) (the most directly comparable GAAP measure). Refer to the About This Document – Non-GAAP Measures section at page H-34 for more information on non-GAAP measures we use.

year ended December 31 (millions of $)	2023	2022	2021

Keystone Pipeline System	1,383	1,285	1,439

Intra-Alberta pipelines[1]	71	71	87

Other	(4)	(9)	(8)

Comparable EBITDA	1,450	1,347	1,518

Depreciation and amortization	(329)	(321)	(310)

Comparable EBIT	1,121	1,026	1,208

Specific items:

Keystone regulatory decisions	(57)	(27)	—

Keystone XL preservation and other	(18)	(25)	(43)

Focus Project costs	(2)	—	—

Separation costs	(2)	—	—

Keystone XL asset impairment charge and other	4	118	(2,775)

Gain on sale of Northern Courier	—	—	13

Voluntary Retirement Program	—	—	(2)

Risk management activities	(34)	20	(3)

Earnings/(losses)	1,012	1,112	(1,602)

Comparable EBITDA denominated as follows:

Canadian dollars	379	378	413

U.S. dollars	793	744	880

Foreign exchange impact	278	225	225

Comparable EBITDA	1,450	1,347	1,518

1	Intra-Alberta pipelines include Grand Rapids, White Spruce and Northern Courier. In November 2021, we sold our remaining 15 per cent interest in Northern Courier.

Earnings decreased by $100 million in 2023 compared to 2022 and increased by $2,714 million in 2022 compared to 2021 and included the above specified items which have been excluded from our calculation of comparable EBITDA and EBIT. Refer to the 2023 Financial Highlights section for additional information on specific items.

A stronger U.S. dollar in 2023 and 2022 had a positive impact on the Canadian dollar equivalent earnings from our U.S. operations compared to 2022 and 2021, respectively. Refer to the Depreciation and Amortization – Foreign Exchange section of this MD&A for additional information.

Comparable EBITDA was $103 million higher in 2023 compared to 2022 primarily due to the net effect of:

•	higher contracted and uncontracted volumes across the Keystone Pipeline System
•	higher contributions from the Port Neches Link Pipeline System which began operations in March 2023
•	a stronger U.S. dollar as described above.

TC Energy Management Information Circular 2024 | H-48

Comparable EBITDA was $171 million lower in 2022 compared to 2021 primarily due to the net effect of:

•

lower rates and volumes on the U.S. Gulf Coast section of the Keystone Pipeline System, partially offset by higher long-haul contracted volumes and approximately 20,000 Bbl/d of long-term contracts from the 2019 Open Season that were commercialized in April 2022 with an additional 10,000 Bbl/d in September 2022

•	liquids marketing earnings for 2022 decreased relative to 2021 due to lower margins and volumes
•	the CER decision on the tolling-related complaint in respect of amounts invoiced in 2022
•	a stronger U.S. dollar as described above.

Depreciation and Amortization

Depreciation and amortization was $8 million higher in 2023 compared to 2022 and $11 million higher in 2022 compared to 2021 primarily as a result of a stronger U.S. dollar.

Foreign Exchange

Certain of our entities generate all or most of their earnings in U.S. dollars and, since we report our financial results in Canadian dollars, changes in the value of the U.S. dollar against the Canadian dollar directly affect our comparable EBITDA and may also impact comparable earnings. If our U.S. operations continue to grow, this exposure would increase. A portion of the U.S. dollar-denominated comparable EBITDA exposure is naturally offset by U.S. dollar-denominated amounts below comparable EBITDA within Depreciation and amortization, Interest expense and other income statement line items.

The components of our financial results denominated in U.S. dollars are set out in the table below. Comparable EBITDA is a non-GAAP measure.

Pre-Tax U.S. Dollar-Denominated Income and Expense Items

year ended December 31 (millions of US$)	2023	2022	2021

Comparable EBITDA	793	744	880

Depreciation and amortization	(190)	(191)	(191)

Interest on long-term debt to affiliates	(163)	(62)	(67)
	440	491	622

Average exchange rate – U.S. to Canadian dollars	1.35	1.30	1.25

OTHER INCOME STATEMENT ITEMS

Interest Expense
year ended December 31 (millions of $)	2023	2022	2021

Interest expense on long-term debt to affiliates

Canadian dollar-denominated	(64)	—	—

U.S. dollar-denominated	(163)	(62)	(67)

Foreign exchange impact	(59)	(19)	(16)
	(286)	(81)	(83)

Other interest and amortization expense	(2)	—	(2)

Interest expense included in comparable earnings	(288)	(81)	(85)

Specific items:

Keystone regulatory decisions	(10)	—	—

Keystone XL preservation and other	—	—	(6)

Interest expense	(298)	(81)	(91)

H-49 | TC Energy Management Information Circular 2024

Interest expense increased by $217 million in 2023 compared to 2022 and decreased $10 million in 2022 compared to 2021. The following specific items have been removed from our calculation of interest expense included in comparable earnings:

•

carrying charges of $10 million in 2023 as a result of a pre-tax charge related to the FERC Administrative Law Judge initial decision on Keystone. This decision was issued in February 2023 in respect of a tolling-related complaint pertaining to amounts recognized from 2018 to 2022

•	a $6 million charge in 2021 related to the Keystone XL project-level credit facility for the period following the revocation of the Presidential Permit for the Keystone XL pipeline project.

Interest expense included in comparable earnings in 2023 increased by $207 million compared to 2022 primarily due to the net effect of:

•	issuances of long-term debt to affiliates, net of maturities. Refer to the Financial Condition – Long-Term Debt to Affiliates section of this MD&A for additional information

•	higher effective interest rates in 2023 compared to 2022

•	the foreign exchange impact from a stronger U.S. dollar on translation of U.S. dollar-denominated interest expense in 2023 compared to 2022.

Interest expense included in comparable earnings in 2022 decreased by $4 million compared to 2021 primarily due to the net effect of:

•	long-term debt to affiliates issuances, net of maturities. Refer to the Financial Condition – Long-Term Debt to Affiliates section of this MD&A for additional information

•	higher effective interest rates in 2022 compared to 2021

•	the foreign exchange impact from a stronger U.S. dollar on translation of U.S. dollar-denominated interest expense in 2022 compared to 2021.

It was determined that we should maintain the same debt to capitalization ratio as TC Energy after the spinoff Transaction. In third quarter 2023, we issued debt to affiliates as a consideration for internal restructuring representing the expected debt to capitalization ratio. For illustrative interest expense calculation purposes, a notional value of $7.9 billion of long-term debt and short-term debt was assumed for calculation of interest from January 1, 2023 to July 31, 2023 (for the years ended December 31, 2022 and 2021 – $7.9 billion) to ensure consistency with this ratio. As such, the interest expense assuming this ratio for January 1, 2023 to July 31, 2023 would have been $236 million (for the year ended December 31, 2022 – $373 million and 2021 – $347 million).

Following the spinoff Transaction, our capital and debt structure will change from our historical practices, therefore our current interest expense may not necessarily be indicative of our future interest expense.

Interest Income and Other

Interest income and other in 2023 was $43 million (2022 – $43 million, 2021 – $5 million). Interest income and other in 2023 was consistent with 2022 and it increased by $38 million in 2022 compared to 2021 primarily due to higher interest rates earned on cash balances.

Income Tax Expense

year ended December 31 (millions of $)	2023	2022	2021

Income tax expense included in comparable earnings	(190)	(246)	(253)

Specific items:

Keystone regulatory decisions	15	7	—

Keystone XL preservation and other	4	6	12

Keystone XL asset impairment charge and other	—	(28)	639

Focus project costs	1	—	—

Sale of Northern Courier	—	—	(3)

Risk management activities	8	(5)	1

Income tax (expense) recovery	(162)	(266)	396

TC Energy Management Information Circular 2024 | H-50

Income tax (expense) recovery in 2023 decreased by $104 million compared to 2022 and increased by $662 million in 2022 compared to 2021.

Income tax expense included in comparable earnings in 2023 decreased by $56 million compared to 2022 and decreased by $7 million in 2022 compared to 2021, primarily due to lower comparable earnings subject to tax.

OUTLOOK

Comparable EBITDA

We expect our 2024 comparable EBITDA to be consistent with 2023.

We continue to monitor developments in energy markets, our construction projects and regulatory proceedings for any potential impacts on the above outlook.

Capital Spending and Equity Investments

We incurred a total of $44 million in 2023 primarily related to capital projects in the U.S. Gulf Coast and on our operating pipelines and expect to spend approximately $170 million in 2024. The 2024 capital program is focused on normal course maintenance capital expenditures.

CAPITAL PROGRAM

Our capital program consists of long-life infrastructure assets supported by long-term commercial arrangements with creditworthy counterparties and/or regulated business models.

Our capital program consists of approximately $390 million of secured projects that represent commercially supported, committed projects that are either under construction or are preparing to commence the permitting stage.

Three years of maintenance capital expenditures for our businesses are included in the secured projects table. Maintenance capital expenditures include projects which are routine and non-routine in nature, including pipeline integrity projects and system enhancements. The commercial contract structure of our Canadian and U.S. liquids pipelines permits the recovery of these expenditures through our tolling arrangements.

During 2023, approximately $40 million of maintenance capital expenditures were incurred.

All projects are subject to cost and timing adjustments due to factors including weather, market conditions, route refinement, land acquisition, permitting conditions, scheduling and timing of regulatory permits, as well as other potential restrictions and uncertainties, including inflationary pressures on labour and materials. Amounts exclude capitalized interest, where applicable.

Secured Projects

Estimated and incurred project costs referred to in the following table include 100 per cent of the capital expenditures related to our wholly-owned projects and our share of equity contributions to fund projects within our equity investments.

(millions of $)	Expected in-service date	Estimated project cost	Project costs incurred at December 31, 2023

Recoverable maintenance capital expenditures	2024-2026	391	38

Non-recoverable maintenance capital expenditures	2024-2026	2	1

Total secured projects		393	39

Projects Under Development

In addition to our secured projects, we have a portfolio of projects that we are currently pursuing that are in varying stages of development. Projects under development have greater uncertainty with respect to timing and estimated project costs and are subject to corporate and regulatory approvals, unless otherwise noted.

We are developing the Blackrod Connection project, which will consist of a 25-km (16-mile) crude oil pipeline, a 25-km (16-mile) natural gas lateral and associated facilities. The expected total capital cost of the project is approximately $250 million with a targeted in-service date in late 2025.

We remain focused on maximizing the value of our assets by finding solutions to enable flexible and tailored solutions for our customers. We continue to seek ways of optimizing our existing assets by extending connectivity between supply and delivery markets. We are pursuing selective growth opportunities to add incremental value to our business and expansions that leverage latent capacity on our existing infrastructure. We remain disciplined in our approach and will position our business development activities strategically to capture opportunities within our risk preferences.

H-51 | TC Energy Management Information Circular 2024

Financial Condition

Historically, our business has generated positive cash flows from operations. Cash generated from our operations was generally managed by TC Energy’s centralized treasury function and was operated under a pooling mechanism until the third quarter of 2023 when this automatic transfer was discontinued for a majority of our operations. Following the spinoff Transaction, our capital structure and sources of liquidity will change from our historical practices. Our ability to fund our operating needs will depend on our ability to continue to generate positive cash flow from operations, and on our ability to obtain debt financing on acceptable terms or to issue equity. Based upon our history of generating positive cash flows, we believe our existing cash and cash generated from operations will be sufficient to service our current obligations. Management believes that our cash balances and funds provided by operating activities, along with expected borrowing capacity and access to capital markets, taken as a whole, provide adequate liquidity to meet all of our current and long-term obligations when due, including third-party debt that we expect to incur in connection with the spinoff Transaction to refinance our long-term debt to affiliates and to fund capital expenditures.

Balance Sheet Analysis

At December 31, 2023, our current assets totaled $3.5 billion and current liabilities amounted to $2.7 billion, leaving us with a working capital surplus of $0.8 billion compared to a working capital deficit of $0.4 billion at December 31, 2022, which is considered to be in the normal course of business.

Our total assets at December 31, 2023 were $15.9 billion compared to $15.6 billion at December 31, 2022 with the increase primarily due to increased liquids marketing accrued receivables and fair value of liquids marketing derivative contracts presented on a gross basis, partially offset by a weaker U.S. dollar at December 31, 2023 compared to December 31, 2022 on translation of our U.S. dollar-denominated assets.

At December 31, 2023 our total liabilities were $12.1 billion, compared to $5.4 billion at December 31, 2022 due to the net effect of increased debt to affiliates, working capital and foreign exchange rates as discussed above.

Our Parent’s net investment at December 31, 2023 was $3.8 billion compared to $10.2 billion at December 31, 2022 with the decrease primarily reflecting net distributions to the Parent in exchange for increase in debt to affiliates and foreign exchange rates as discussed above partially offset by our 2023 net income. In third quarter 2023, in preparation for the spinoff Transaction, TC Energy completed an internal restructuring where the majority of Liquids Pipelines business entities were transferred to our new holding companies, 6297782 LLC and 15142121 Canada Ltd. As a consideration for this transfer, these holding companies issued long-term debt to affiliates of $6.6 billion.

Capital Structure

The following table summarizes the components of our capital structure.

at December 31 (millions of $, unless otherwise noted)	2023	Per cent of total	2022	Per cent of total

Long-term debt to affiliates, including current portion	7,879	70	1,793	15
Cash and cash equivalents	(347)	(3)	(5)	—
	7,532	67	1,788	15
Parent’s Net Investment	3,751	33	10,181	85

	11,283	100	11,969	100

TC Energy Management Information Circular 2024 | H-52

Cash Flows

The following tables summarize our cash flows.

year ended December 31 (millions of $)	2023	2022	2021

Net cash provided by operations	1,030	898	837

Net cash (used in) provided by investing activities	82	520	(510)

Net cash (used in) provided by financing activities	(761)	(1,403)	(390)
	351	15	(63)

Effect of foreign exchange rate changes on cash and cash equivalents	(9)	(12)	(3)

Increase (decrease) in cash and cash equivalents	342	3	(66)

Cash Provided by Operating Activities

year ended December 31 (millions of $)	2023	2022	2021

Net cash provided by operations	1,030	898	837

Increase in operating working capital	62	301	226

Funds generated from operations	1,092	1,199	1,063

Specific items:

Current income tax expense on Keystone XL asset impairment charge, preservation and other	(3)	(5)	131

Keystone regulatory decisions	57	27	—

Keystone XL preservation and other	18	25	49

Focus Project costs	2	—	—

Separation costs	2	—	—

Voluntary Retirement Program	—	—	2

Comparable funds generated from operations	1,168	1,246	1,245

Net Cash Provided by Operations

Net cash provided by operations increased by $132 million in 2023 compared to 2022 primarily due to the amount and timing of working capital changes, partially offset by lower funds generated from operations.

Net cash provided by operations increased by $61 million in 2022 compared to 2021 primarily due to higher funds generated from operations, partially offset by the amount and timing of working capital changes.

Comparable Funds Generated from Operations

Comparable funds generated from operations, a non-GAAP measure, helps us assess the cash generating ability of our business by excluding the timing effects of working capital changes as well as the cash impact of our specific items.

Comparable funds generated from operations decreased by $78 million in 2023 compared to 2022 primarily due to higher interest expense included in comparable earnings, partially offset by higher comparable EBITDA.

Comparable funds generated from operations increased by $1 million in 2022 compared to 2021 primarily due to lower current income taxes included in comparable earnings, partially offset by lower comparable EBITDA and lower distributions from equity investments.

H-53 | TC Energy Management Information Circular 2024

Cash Provided by/(used in) Investing Activities

year ended December 31 (millions of $)	2023	2022	2021

Capital spending

Capital expenditures	(49)	(106)	(488)

Contributions to equity investments	—	(37)	(83)

	(49)	(143)	(571)

Keystone XL contractual recoveries	10	571	—

Proceeds from sales of assets, net of transaction costs	124	92	68

Deferred amounts and other	(3)	—	(7)

Net cash (used in) provided by investing activities	82	520	(510)

Net cash (used in) provided by investing activities decreased by $438 million in 2023 compared to 2022 largely as a result of contractual recoveries received in 2022 with respect to the Keystone XL pipeline project termination and lower capital spending in 2023.

Net cash (used in) provided by investing activities increased by $1,030 million in 2022 compared to 2021 largely as a result of contractual recoveries received in 2022 with respect to the Keystone XL pipeline project termination and lower capital spending in 2022.

Capital expenditures in 2023 were primarily related to maintenance capital. Lower capital expenditures in 2022 compared to 2021 are due to the termination of the Keystone XL pipeline project following the revocation of the Presidential Permit in January 2021.

Contributions to equity investments

Contributions to equity investments decreased in 2023 compared to 2022 mainly due to lower equity contributions to Port Neches Link as a result of it being placed in service in 2023.

Contributions to equity investments decreased in 2022 compared to 2021 mainly due to lower equity contributions to Port Neches Link.

Keystone XL Contractual Recoveries

In 2023, we received $10 million (2022 – $571 million, 2021 – nil) of contractual recoveries with respect to the Keystone XL pipeline project termination in 2021. Refer to Note 6, Keystone XL, of our 2023 Combined carve-out financial statements for additional information.

Proceeds from Sales of Assets

In 2023, 2022 and 2021 proceeds from sales of assets primarily relate to sales of the Keystone XL pipeline project assets and the sale of a 20.1 per cent equity interest in Port Neches Link LLC in 2023 and 15 per cent equity interest in Northern Courier in 2021.

Cash Used in Financing Activities

year ended December 31 (millions of $)	2023	2022	2021

Long-term debt to affiliates issued, net of issue costs	821	—	1,275

Long-term debt to affiliates repaid	(1,283)	(963)	(1,451)

Redeemable non-controlling interest repurchased	—	—	(633)

Distributions on Class C interests	(49)	(43)	(16)

Parent’s net investment contributions (distributions), net	(250)	(397)	435

Net cash (used in) provided by financing activities	(761)	(1,403)	(390)

Net cash (used in) provided by financing activities decreased in 2023 compared to 2022 primarily due to lower net cash issuances of long-term debt to affiliates as well as lower cash Parent’s net investment distributions in 2023.

Net cash (used in) provided by financing activities increased in 2022 compared to 2021 primarily due to higher net repayments of long-term debt to affiliates, distributions to the Parent in 2022 compared to the contributions to the Parent in 2021, partially offset by the repurchase of the redeemable non-controlling interest in 2021.

The principal transactions reflected in our financing activities are discussed in further detail below.

TC Energy Management Information Circular 2024 | H-54

Long-Term Debt to Affiliates

Our long-term debt to affiliates, including the current portion, represents our legal obligations as at December 31, 2023 and 2022.

at December 31		2023		2022

(millions of Canadian $, unless otherwise noted)	Maturity Dates	Outstanding	Interest Rate[1]	Outstanding	Interest Rate[1]

6297782 LLC

U.S. (2023 - US$3,250; 2022 - nil)	2031 to 2036	4,292	6.31%	—	—

15142121 CANADA LTD.

Canadian	2025	2,300	6.50%	—	—

TRANSCANADA KEYSTONE PIPELINES, LLC

U.S. (2023 - US$750; 2022 - US$1,100)	2028	990	4.83%	1,489	5.29%

TRANSCANADA OIL PIPELINES INC.

U.S. (2023 and 2022 - US$225)	2026	297	6.96%	304	6.17%

		7,879		1,793

Current portion of long-term debt to affiliates		—		(541)

		7,879		1,252
1

Interest rates are the effective interest rates. The effective interest rate is calculated by discounting the expected future interest payments, adjusted for loan fees, premiums and discounts. Weighted average and effective interest rates are stated as at the respective outstanding dates.

Long-Term Debt Issued

We issued long-term debt to affiliates over the three years ended December 31, 2023 as follows:

(millions of Canadian $, unless otherwise noted)

Company	Issue Date	Maturity Date	Amount	Interest Rate
6297782 LLC
	August 2023[1]	June 2036	US 1,000	6.63%
	August 2023[1]	June 2036	US 1,000	6.63%
	August 2023[1]	February 2031	US 650	5.81%
	August 2023[1]	February 2031	US 600	5.81%
15142121 CANADA LTD.
	August 2023[1]	August 2025	2,300	6.50%
TRANSCANADA OIL PIPELINES INC.
	July 2023	July 2026	US 175	Floating
	July 2023	July 2026	US 50	Floating
	August 2021	December 2024	US 175	Floating
TRANSCANADA KEYSTONE PIPELINES, LLC
	July 2023	July 2026	US 350	Floating
TRANSCANADA KEYSTONE PIPELINES LIMITED PARTNERSHIP
	July 2023[2]	July 2025	60	Floating
1

Issued or assumed in conjunction with our internal restructuring on a non-cash basis. Refer to Note 16, Parent’s Net Investment, of our Combined carve-out financial statements for additional information.

2	In July 2023, we entered into a $100 million revolving credit facility agreement and $60 million was drawn. In December 2023, the amount was fully repaid.

In January 2021, our Keystone XL entities established a US$4.1 billion project-level credit facility to support the construction of the Keystone XL pipeline, which was fully guaranteed by the Government of Alberta and non-recourse to TC Energy. In January 2021, $1,028 million (US$849 million) was drawn, bearing interest at a floating rate. The availability of this credit facility was subsequently reduced to US$1.6 billion and all amounts outstanding were fully repaid by the Government of Alberta in June 2021.

H-55 | TC Energy Management Information Circular 2024

Long-Term Debt Retired/Repaid

We retired/repaid long-term debt to affiliates over the three years ended December 31, 2023 as follows:

(millions of Canadian $, unless otherwise noted)

Company	Retirement/Repayment Date	Amount	Interest Rate

TRANSCANADA KEYSTONE PIPELINES, LLC

	December 2023	US 350	Floating

	July 2023	US 350	Floating

	May 2022	US 500	Floating

	May 2022[1]	US 250	Floating

	September 2021	US 50	Floating

	June 2021	US 50	Floating

	January 2021[1]	US 250	Floating

	January 2021[2]	US 175	Floating

TRANSCANADA KEYSTONE PIPELINES LIMITED PARTNERSHIP

	December 2023[2]	60	Floating

TRANSCANADA OIL PIPELINES INC.

	July 2023	US 175	Floating

	July 2023	US 50	Floating

	August 2021	US 200	Floating

	January 2021	US 225	Floating

	January 2021	US 200	Floating
1	Non-revolving credit facilities.
2	Revolving credit facilities.

For more information about long-term debt issued and repaid in 2023, 2022 and 2021, refer to Note 15, Long-term debt to affiliates, of our 2023 Combined carve-out financial statements.

Redeemable Non-Controlling Interest Repurchased

On January 8, 2021, we exercised our call right in accordance with contractual terms and paid US$497 million ($633 million) to repurchase the Government of Alberta Class A Interests. This transaction was funded by draws on the Keystone XL project-level credit facility. Refer to Note 6, Keystone XL, of our 2023 Combined carve-out financial statements for additional information.

Credit Facilities

At December 31, 2023, total revolving and non-revolving credit facilities were $100 million (2022 – $677 million) with an outstanding balance of nil (2022 – nil). When drawn, interest on these credit facilities is charged at negotiated floating rates. The credit facilities are used for general purposes and include the following:

Outstanding amounts at December 31	2023		2022

(millions of Canadian $, unless otherwise noted)	Total Facilities	Unused Capacity	Total Facilities	Unused Capacity
Matures

TRANSCANADA KEYSTONE PIPELINES LIMITED PARTNERSHIP

July 2025[1]	100	100	—	—

December 2023[2]	—	—	US 500	US 250
1	Revolving credit facility.
2	Non-revolving unused capacity represents amounts we have not previously drawn and is the remaining capacity available to us.

TC Energy Management Information Circular 2024 | H-56

Contractual Obligations

Our contractual obligations include our long-term debt to affiliates, operating leases, purchase obligations and other liabilities incurred in our business.

Payments Due (by period)

at December 31, 2023	Total	< 1 year	1 - 3 years	4 - 5 years	> 5 years
(millions of $)

Long-term debt to affiliates	7,879	—	2,597	990	4,292

Operating leases	15	6	8	—	1

Purchase obligations and other[1]

Transportation by others[2]	43	26	17	—	—

Capital spending[3]	6	6	—	—	—

Other	3	3	—	—	—

	7,946	41	2,622	990	4,293
1	We have purchase obligations that are transacted at market prices and in the normal course of business, including long-term crude oil transportation and purchase arrangements.
2	Demand rates are subject to change. The contractual obligations in the table are based on demand volumes only and exclude variable charges incurred when volumes flow.
3

Amounts are primarily for capital expenditures and contributions to equity investments for capital projects. Amounts are estimates and are subject to variability based on timing of construction and project requirements. Capital expenditure commitments include obligations related to the construction of growth projects and are based on the projects proceeding as planned. Changes to these projects, including cancellation, would reduce or possibly eliminate these commitments as a result of cost of mitigation efforts.

Interest payments

At December 31, 2023, scheduled interest payments related to our long-term debt to affiliates were as follows:

at December 31, 2023	Total	< 1 year	1 - 3 years	4 - 5 years	> 5 years
(millions of $)

Long-term debt to affiliates	3,470	492	776	621	1,581

GUARANTEES

We and our partners in certain jointly-owned entities have guaranteed (jointly, severally, jointly and severally, or exclusively) the financial performance of these entities. Such agreements include guarantees which are primarily related to construction services including purchase agreements and the payment of liabilities. The guarantees have terms ranging to 2043.

Our share of the potential exposure under these assurances was estimated at December 31, 2023 to be approximately $56 million with a carrying amount of $2 million. In certain cases, if we make a payment that exceeds our ownership interest, the additional amount must be reimbursed by our partners.

H-57 | TC Energy Management Information Circular 2024

Other Information

RISK MANAGEMENT

Risk management is integral to the successful operation of our business. Our strategy is to ensure that our risks and related exposures are aligned with our business objectives and risk tolerance. We have managed risk through TC Energy’s centralized enterprise risk management program, which identifies enterprise risks that could materially impact the achievement of our strategic objectives. We will continue to manage risk at South Bow by establishing our own enterprise risk management program.

Please refer to Schedule F of this Circular for the description of Business and other risks.

Financial Risks

We are exposed to various financial risks and have strategies, policies and limits in place to manage the impact of these risks on our earnings and cash flows and, ultimately, shareholder value.

Risk management strategies, policies and limits are designed to ensure our risks and related exposures are in line with our business objectives and risk tolerance. Our risks have been managed within limits established by TC Energy’s Board of Directors, and will be within limits set by South Bow’s Board of Directors, have been and will be implemented by senior management and monitored by risk management, internal audit and business groups. The Board of Directors’ Audit Committee will oversee how management monitors compliance with risk management policies and procedures and oversees management’s review of the adequacy of the risk management framework.

Market Risk

We construct and invest in crude oil pipeline systems, purchase and sell commodities, issue debt to affiliates, including amounts in foreign currencies, and invest in foreign operations. Certain of these activities expose us to market risk from changes in commodity prices, foreign exchange rates and interest rates, which may affect our earnings, cash flows and the value of our financial assets and liabilities. We assess contracts used to manage market risk to determine whether all, or a portion, meet the definition of a derivative.

Derivative contracts used to assist in managing exposure to market risk may include the following:

•	forwards and futures contracts – agreements to purchase or sell a specific financial instrument or commodity at a specified price and date in the future

•	swaps – agreements between two parties to exchange streams of payments over time according to specified terms

•

options – agreements that convey the right, but not the obligation of the purchaser, to buy or sell a specific amount of a financial instrument or commodity at a fixed price, either at a fixed date or at any time within a specified period.

Commodity Price Risk

Our marketing business enters into pipeline and storage terminal capacity contracts as well as crude oil purchase and sale agreements. We fix a portion of the exposure on these contracts by entering into financial instruments to manage variable price fluctuations that arise from physical commodity transactions.

Interest Rate Risk

We utilize debt issued to affiliates to finance our operations which exposes us to interest rate risk. We rely on TC Energy for funding and management of our interest rate risk.

Foreign Exchange Risk

Certain of our entities generate all or most of their earnings in U.S. dollars and, since we report our financial results in Canadian dollars, changes in the value of the U.S. dollar against the Canadian dollar can affect our comparable EBITDA and comparable earnings. If our U.S. dollar-denominated operations continue to grow, this exposure increases. A portion of this risk is offset by interest expense on our U.S. dollar-denominated debt.

Counterparty Credit Risk

Our exposure to counterparty credit risk includes cash and cash equivalents, accounts receivable, environmental provision and certain contractual recoveries, available-for-sale assets and the fair value of derivative assets.

TC Energy Management Information Circular 2024 | H-58

At times, our counterparties may endure financial challenges resulting from commodity price and market volatility, economic instability and political or regulatory changes. In addition to actively monitoring these situations, there are a number of factors that reduce our counterparty credit risk exposure in the event of default, including:

•	contractual rights and remedies together with the utilization of contractually-based financial assurances

•	the competitive position of our assets and the demand for our services

•	potential recovery of unpaid amounts through bankruptcy and similar proceedings.

We review financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. We use historical credit loss and recovery data, adjusted for our judgment regarding current economic and credit conditions, along with reasonable and supportable forecasts to determine any impairment, which is recognized in Plant operating costs and other. We had no significant credit losses and no significant amounts past due or impaired at December 31, 2023 and 2022. At December 31, 2023 and 2022, we had no significant credit risk concentrations.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We have relied on TC Energy for funding and management of our liquidity risk; however, South Bow will be responsible to manage liquidity risk following completion of the spinoff Transaction.

Our ability to fund future capital projects and carry out the business plan is dependent on our ability to generate cash flows, as well as raise capital in a timely manner under favourable terms and conditions and will be impacted by our credit ratings and the condition of the capital and credit markets. Changes in credit ratings may affect the ability to enter and maintain certain contracts and could adversely impact our position. Management of liquidity risk requires us to maintain sufficient cash and cash equivalents, along with other sources of capital consisting of cash flows from operating activities, available credit facilities, commercial paper, and access to debt capital markets, to meet our obligations as they become due.

Legal Proceedings

We are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. We assess all legal matters on an ongoing basis, including those of our equity investments. With the potential exception of matters discussed in Note 20, Commitments contingencies and guarantees, of our 2023 Combined carve-out financial statements, it is the opinion of management that the ultimate resolution of such proceedings and actions will not have a material impact on our financial position or results of operations.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Following the spinoff Transaction, South Bow, under the supervision and oversight of its CEO, CFO and the Audit Committee, will be responsible for establishing and maintaining adequate internal controls over financial reporting, which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.

As a cross-listed issuer on the TSX and NYSE, South Bow will comply with applicable Canadian and U.S. regulatory requirements for disclosure controls and procedures, internal control over financial reporting and related CEO and CFO certifications, including National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109) and the Sarbanes-Oxley Act.

CRITICAL ACCOUNTING ESTIMATES

In preparing our 2023 Combined carve-out financial statements, we are required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. We use the most current information available and exercise careful judgment in making these estimates and assumptions.

Certain estimates and judgments have a material impact where the assumptions underlying these accounting estimates relate to matters that are highly uncertain at the time the estimate or judgment is made or are subjective. Refer to Note 2, Accounting policies, of our 2023 Combined carve-out financial statements for additional information.

Impairment of Long-Lived Assets

We review long-lived assets, such as plant, property and equipment, and capital projects in development, for impairment whenever events or changes in circumstances lead us to believe we might not be able to recover an asset’s carrying value. Factors we consider in our assessment of the recoverability of long-lived assets include, but are not limited to, macroeconomic conditions, changes in the industries and markets in which we operate, our ability to renew contracts, and the financial performance and prospects of our assets. If

H-59 | TC Energy Management Information Circular 2024

the total of the undiscounted future cash flows that we estimate for an asset within Plant, property and equipment, or the estimated selling price of any long-lived asset is less than its carrying value, we consider its fair value to be less than its carrying value and record an impairment loss to recognize this.

In 2021 we recorded a $2.8 billion pre-tax asset impairment charge, net of expected contractual recoveries and other contractual and legal obligations, related to the termination of the Keystone XL pipeline project ($2.1 billion after tax).

FINANCIAL INSTRUMENTS

With the exception of Long-term debt to affiliates, our derivative and non-derivative financial instruments are recorded on the Combined carve-out balance sheet at fair value or amounts that approximate fair value. In addition, fair value accounting is not required for other financial instruments that qualify for certain accounting exemptions.

Derivative Instruments

We use derivative instruments to reduce volatility associated with fluctuations in commodity prices. Derivative instruments are recorded at fair value.

The majority of derivative instruments have been entered into as economic hedges to manage our exposure to market risk and are classified as held-for-trading. Changes in the fair value of held-for-trading derivative instruments are recorded in net income in the period of change. This may expose us to increased variability in reported operating results since the fair value of the held-for-trading derivative instruments can fluctuate significantly from period to period.

Balance Sheet Presentation of Derivative Instruments

The balance sheet presentation of the fair value of derivative instruments is as follows:

at December 31 (millions of $)	2023	2022

Other current assets	696	113

Other long-term assets	—	1

Accounts payable and other	(728)	(111)
	(32)	3

Anticipated Timing of Settlement of Derivative Instruments

The anticipated timing of settlement of derivative instruments assumes constant commodity prices and foreign exchange rates. Settlements will vary based on the actual value of these factors at the date of settlement.

at December 31, 2023 (millions of $)	Total fair value	< 1 year	1 -3 years	4 -5 years	> 5 years

Derivative instruments held-for-trading	(32)	(32)	—	—	—

Unrealized and Realized Gains and Losses on Commodity Derivative Instruments

year ended December 31 (millions of $)	2023	2022	2021

Derivative instruments held-for-trading[1]

Amount of unrealized gains/(losses) in the year	(36)	25	(5)

Amount of realized gains/(losses) in the year	619	713	271
1

Realized and unrealized gains and losses on held-for-trading derivative instruments used to purchase and sell liquids are included on a net basis in Revenues in the Combined carve-out statement of income.

For further details on our non-derivative and derivative financial instruments, including classification assumptions made in the calculation of fair value and additional discussion of exposure to risks and mitigation activities, refer to Note 18, Risk management and financial instruments, of our 2023 Combined carve-out financial statements.

TC Energy Management Information Circular 2024 | H-60

RELATED PARTY TRANSACTIONS

TC Energy has been responsible for providing certain administrative and operating services (corporate expenses) necessary to operate our business. As such, the allocation of corporate expenses attributable to us are considered related party transactions. Allocated corporate expenses are capitalized or expensed based on the nature of the underlying expenditure. In 2023, we:

•

were allocated $213 million of corporate expenses (2022 – $217 million, 2021 – $247 million), of which $192 million was recorded to Plant operating costs and other (2022 – $182 million, 2021 – $168 million), $4 million was capitalized in Plant, property and equipment (2022 – $7 million) and $17 million was allocated to Equity investments (2022 – $28 million), of which $15 million impacted Income from equity investments (2022 – $20 million, 2021 – $29 million)

•

incurred operating costs of $166 million (2022 – $141 million, 2021 – $110 million) with TC Energy subsidiaries for costs that are not allocated but are direct costs to us, as well as $5 million of direct costs that were capitalized in Plant, property and equipment (2022 – $4 million), and $8 million that was recorded to Equity investments (2022—$9 million) of which $7 million impacted Income from equity investments (2022—$8 million, 2021—$6 million)

•	sold plant and equipment with carrying value of nil (2022 – $12 million, 2021 – $4 million) to affiliates

•	earned interest income of $29 million (2022 – $32 million, 2021 – $3 million) from affiliates.

At December 31, 2023, $137 million was due to affiliates (December 31, 2022 – $115 million) and $4 million was receivable from our equity investments (December 31, 2022 – nil).

The Long-term debt to affiliates presented in our Combined carve-out financial statements represents interaffiliate balances between TC Energy and us. Long-term debt to affiliates at December 31, 2023 was $7,879 million (December 31, 2022 – $1,793 million including current portion). Interest expense on the long-term debt to affiliates was $286 million for the year ended December 31, 2023 (2022 – $81 million, 2021 – $83 million). Refer to Note 15, Long-Term Debt to Affiliates, in our 2023 Combined carve-out financial statements for additional information. Also refer to Note 12, Keystone Environmental Provision, in our 2023 Combined carve-out financial statements for discussion of insurance recoveries from TC Energy’s wholly-owned captive insurance subsidiary.

If the spinoff Transaction is approved, TC Energy and South Bow will enter into a Transition Services Agreement as defined in the Glossary of this Circular that will take effect upon closing of the spinoff. It is expected that the Transition Services Agreement will include detailed schedules regarding the terms for each scope of services provided between the entities, and the related costs payable by TC Energy to South Bow, and South Bow to TC Energy. Refer to the accompanying management information circular for greater detail.

ACCOUNTING CHANGES

For a description of our significant accounting policies and a summary of changes in accounting policies and standards impacting our business, refer to Note 2, Accounting policies, and Note 3, Accounting changes, of our 2023 Combined carve-out financial statements.

QUARTERLY RESULTS

Selected Quarterly Financial Data

2023 (millions of $)	Fourth	Third	Second	First

Revenues	733	715	702	555

Net income attributable to controlling interests	140	121	204	130

Comparable earnings	129	170	208	179

2022 (millions of $)	Fourth	Third	Second	First

Revenues	624	710	713	671

Net income attributable to controlling interests	238	198	180	192

Comparable earnings	206	183	179	174

Factors Affecting Quarterly Financial Information

Annual revenues and earnings are based on contracted and uncontracted spot transportation, as well as marketing activities. Quarter-over-quarter revenues and earnings are affected by:

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•	regulatory decisions

•	newly constructed assets being placed in service

•	acquisitions and divestitures

•	demand for uncontracted transportation services

•	marketing activities and commodity prices

•	developments outside of the normal course of operations

•	certain fair value adjustments.

Factors Affecting Financial Information by Quarter

We calculate comparable measures by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. Except as otherwise described herein, these comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable.

We exclude from comparable measures the unrealized gains and losses from changes in the fair value of derivatives related to commodity price risk management activities. These derivatives generally provide effective economic hedges but do not meet the criteria for hedge accounting.

In fourth quarter 2023, comparable earnings also excluded:

•	preservation and other costs for Keystone XL pipeline project assets of $4 million after tax, which could not be accrued as part of the Keystone XL asset impairment charge

•	a $4 million after-tax gain on the sale of Keystone XL project assets and adjustment to the estimate for contractual and legal obligations related to termination activities

•	a $3 million after-tax charge for accrued carrying charges related to the FERC Administrative Law Judge initial decision on Keystone

•	a $2 million after-tax charge for separation costs incurred related to the spinoff Transaction.

In third quarter 2023, comparable earnings also excluded:

•	preservation and other costs for Keystone XL pipeline project assets of $3 million after tax, which could not be accrued as part of the Keystone XL asset impairment charge.

In second quarter 2023, comparable earnings also excluded:

•	preservation and other costs for Keystone XL pipeline project assets of $3 million after tax, which could not be accrued as part of the Keystone XL asset impairment charge

•	a $1 million after-tax charge related to Focus Project costs.

In first quarter 2023, comparable earnings also excluded:

•

a $49 million after-tax charge as a result of the FERC Administrative Law Judge initial decision issued in February 2023 in respect of a tolling-related complaint pertaining to amounts recognized from 2018 to 2022

•	preservation and other costs for Keystone XL pipeline project assets of $4 million after tax, which could not be accrued as part of the Keystone XL asset impairment charge.

In fourth quarter 2022, comparable earnings also excluded:

•	$20 million after-tax charge due to the CER decision on Keystone issued in December 2022 in respect of a tolling-related complaint pertaining to amounts reflected in 2021 and 2020

•	preservation and other costs for Keystone XL pipeline project assets of $8 million after tax, which could not be accrued as part of the Keystone XL asset impairment charge

•	a $90 million after-tax gain on the sale of Keystone XL project assets and reduction to the estimate for contractual and legal obligations related to termination activities.

In third quarter 2022, comparable earnings also excluded:

•	preservation and other costs for Keystone XL pipeline project assets of $3 million after tax, which could not be accrued as part of the Keystone XL asset impairment charge.

TC Energy Management Information Circular 2024 | H-62

In second quarter 2022, comparable earnings also excluded:

•	preservation and other costs for Keystone XL pipeline project assets of $3 million after tax, which could not be accrued as part of the Keystone XL asset impairment charge.

In first quarter 2022, comparable earnings also excluded:

•	preservation and other costs for Keystone XL pipeline project assets of $5 million after tax, which could not be accrued as part of the Keystone XL asset impairment charge.

FOURTH QUARTER 2023 HIGHLIGHTS

three months ended December 31 (millions of $)	2023	2022

Total earnings	310	311

Interest expense	(142)	(23)

Interest income and other	9	24

Income (loss) before income taxes	177	312

Income tax (expense) recovery	(37)	(74)
Net income (loss)	140	238

Net income (loss) decreased by $98 million for the three months ended December 31, 2023 compared to the same period in 2022. The significant decrease for the three months ended December 31, 2023 is primarily due to higher interest expense due to long-term debt issuances and the net effect of specific items mentioned below.

The following specific items were recognized in Net income (loss) and were excluded from comparable earnings:

Fourth Quarter 2023 Results Included:

•	preservation and other costs for Keystone XL pipeline project assets of $4 million after tax, which could not be accrued as part of the Keystone XL asset impairment charge

•	a $4 million after-tax gain on the sale of Keystone XL project assets and adjustment to the estimate for contractual and legal obligations related to termination activities

•	$3 million after-tax charge for accrued carrying charges related to the FERC Administrative Law Judge initial decision on Keystone

•	a $2 million after-tax charge for separation costs incurred related to the spinoff Transaction.

Fourth Quarter 2022 Results Included:

•	$20 million after-tax charge due to the CER decision on Keystone issued in December 2022 in respect of a tolling-related complaint pertaining to amounts reflected in 2021 and 2020

•	preservation and other costs for Keystone XL pipeline project assets of $8 million after tax, which could not be accrued as part of the Keystone XL asset impairment charge

•	a $90 million after-tax gain on the sale of Keystone XL project assets and reduction to the estimate for contractual and legal obligations related to termination activities.

Net income in all years included unrealized gains and losses from changes in our risk management activities which we exclude along with the above noted items, to arrive at comparable earnings. A reconciliation of Net income to comparable earnings is shown in the following table.

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Reconciliation of Net Income (Loss) to Comparable Earnings

three months ended December 31 (millions of $)	2023	2022

Net income (loss)	140	238

Specific items (net of tax):

Keystone regulatory decisions	3	20

Keystone XL preservation and other	4	8

Keystone XL asset impairment charge and other	(4)	(90)

Separation costs	2	—

Risk management activities	(16)	30
Comparable earnings	129	206

Comparable EBITDA to Comparable Earnings

Comparable EBITDA represents earnings adjusted for the specific items described above and excludes non-cash charges for depreciation and amortization.

three months ended December 31 (millions of $)	2023	2022

Comparable EBITDA	377	351

Depreciation and amortization	(83)	(83)

Interest expense	(138)	(23)

Interest income and other	9	24

Income tax expense included in comparable earnings	(36)	(63)

Comparable earnings	129	206

Comparable EBITDA – 2023 Versus 2022

Comparable EBITDA increased by $26 million for the three months ended December 31, 2023 compared to the same period in 2022 primarily due to the net effect of the following:

•	higher contracted volumes on the U.S. Gulf Coast section of the Keystone Pipeline System

•	higher uncontracted volumes on the Keystone Pipeline System

•	the negative impact of the CER decision issued in December 2022 in respect of a tolling-related complaint pertaining to amounts invoiced in 2022.

Comparable Earnings – 2023 Versus 2022

Comparable earnings decreased by $77 million for the three months ended December 31, 2023 compared to the same period in 2022 and was primarily the net effect of:

•	changes in comparable EBITDA described above

•	higher interest expense due to more debt incurred during 2023

•	lower income tax expense primarily due to lower comparable earnings subject to tax.

Foreign Exchange

Certain parts of our business generate all or most of their earnings in U.S. dollars and, since we report our financial results in Canadian dollars, changes in the value of the U.S. dollar against the Canadian dollar directly affect our comparable EBITDA and may also impact comparable earnings. If our U.S. operations were to grow, this exposure would increase. A portion of the U.S. dollar-denominated comparable EBITDA exposure is naturally offset by U.S. dollar-denominated amounts below comparable EBITDA within Depreciation and amortization, Interest expense and other income statement line items.

The components of our financial results denominated in U.S. dollars are set out in the table below. Comparable EBITDA is a non-GAAP measure.

TC Energy Management Information Circular 2024 | H-64

Pre-Tax U.S. Dollar-Denominated Income and Expense Items

three months ended December 31 (millions of US$)	2023	2022

Comparable EBITDA	206	197

Depreciation and amortization	(47)	(47)

Interest on long-term debt to affiliates	(72)	(17)
	87	133
Average exchange rate – U.S. to Canadian dollars	1.36	1.36

H-65 | TC Energy Management Information Circular 2024

Glossary

Units of measure
Bbl/d	Barrel(s) per day
km	Kilometres

General terms and terms related to our operations
CEO	Chief Executive Officer
CFO	Chief Financial Officer
WCSB	Western Canadian Sedimentary basin

Accounting terms
U.S. GAAP / GAAP	U.S. generally accepted accounting principles

Government and regulatory bodies terms
AER	Alberta Energy Regulator
CER	Canada Energy Regulator
FERC	Federal Energy Regulatory Commission (U.S.)
NYSE	New York Stock Exchange
PHMSA	Pipeline and Hazardous Materials Safety Administration
TSX	Toronto Stock Exchange

TC Energy Management Information Circular 2024 | H-66

Schedule I – Unaudited Pro Forma Financial Statements of South Bow

South Bow Corporation

Pro Forma Consolidated Financial Statements

(unaudited)

As at and for the Year Ended December 31, 2023

I-1 | TC Energy Management Information Circular 2024

Pro Forma Consolidated Statement of Income (unaudited)

year ended December 31, 2023

(millions of Canadian $, except per share amounts)	South Bow Corporation	Liquids Pipelines Business	Pro Forma Adjustments	Note		South Bow Consolidated Pro Forma
Revenues	-	2,705	-			2,705

Income from Equity Investments	-	68	-			68

Operating and Other Expenses

Plant operating costs and other	-	845	-			845

Commodity purchases resold	-	474	-			474

Property taxes	-	117	-			117

Depreciation and amortization	-	329	-			329
Asset impairment charge and other	-	(4)	-			(4)

	-	1,761	-			1,761

Financial Charges

Interest expense	-	298	206	4a	)	504

Interest income and other	-	(43)	-			(43)

	-	255	206			461

Income (Loss) before Income Taxes	-	757	(206)			551

Income Tax Expense (Recovery)

Current	-	72	8	4a	), 4b)	80

Deferred	-	90	-			90

	-	162	8			170

Net Income (Loss)	-	595	(214)			381
Net Income (Loss) per Common Share

Basic				8		$1.84

Diluted				8		$1.84

Weighted Average Number of Common Shares (millions)

Basic			207			207

Diluted			207			207

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

TC Energy Management Information Circular 2024 | I-2

Pro Forma Consolidated Balance Sheet (unaudited)

at December 31, 2023

(millions of Canadian $)	South Bow Corporation	Liquids Pipelines Business	Pro Forma Adjustments	Note		South Bow Consolidated Pro Forma
ASSETS

Current Assets

Cash and cash equivalents	-	347	(137)	5a	)	210

Accounts receivable	-	1,775	-			1,775

Inventories	-	211	-			211

Environmental provision recovery	-	186	-			186

Contractual recoveries	-	83	-			83

Other current assets	-	851	-			851
	-	3,453	(137)			3,316

Plant, Property and Equipment	-	11,128	13	5b	)	11,141

Equity Investments	-	1,073	-			1,073

Other Long-Term Assets	-	234	-			234

	-	15,888	(124)			15,764

LIABILITIES

Current Liabilities

Accounts payable and other	-	2,602	-			2,602

Payable to affiliates	-	137	(137)	5a	)	-

	-	2,739	(137)			2,602

Other Long-Term Liabilities	-	146	13	5b	)	159

Long-Term Debt to Affiliates	-	7,879	(7,879)	5c	)	-

Long-Term Debt	-	-	7,879	5c	)	7,879
Deferred Income Tax Liabilities	-	1,373	-			1,373

	-	12,137	(124)			12,013

PARENT’S NET INVESTMENT

Parent’s net investment	-	3,059	(3,059)	5d	)	-

Accumulated other comprehensive income	-	692	(692)	5d	)	-

SHAREHOLDERS’ EQUITY

Additional Paid-In Capital	-	-	3,059	5d	)	3,059

Accumulated other comprehensive income	-	-	692	5d	)	692

	-	3,751	-			3,751

	-	15,888	(124)			15,764

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

I-3 | TC Energy Management Information Circular 2024

Notes to Pro Forma Consolidated Financial Statements (unaudited)

1. DESCRIPTION OF BUSINESS

On July 27, 2023, TC Energy Corporation (TC Energy) announced plans to separate into two independent, investment-grade, publicly listed companies through the proposed spinoff of its Liquids Pipelines business (the spinoff Transaction or Arrangement) and on November 8, 2023 TC Energy communicated that the name of the new Liquids Pipelines business will be South Bow Corporation (South Bow). In addition to TC Energy shareholder and court approvals the spinoff Transaction is subject to receipt of necessary regulatory approvals and satisfaction of other customary closing conditions. TC Energy expects that the spinoff Transaction will be completed in the second half of 2024.

On December 15, 2023, South Bow was formed under the CBCA in order to carry out the Arrangement. Until the Arrangement is effected, South Bow will have no assets or liabilities, will conduct no operations and will not issue any shares in its capital stock.

Under the spinoff Transaction, TC Energy shareholders will retain their current ownership in TC Energy shares and receive a pro-rata allocation of common shares in South Bow. The spinoff Transaction is described in greater detail in the body of this Circular.

The Liquids Pipelines Business primarily represent the group of liquids pipeline assets, which has been operated as a part of TC Energy and primarily consists of TC Energy’s investments in 4,865 km (3,024 miles) of crude oil pipeline systems currently in operation which connect Alberta and U.S. crude oil supplies to U.S. refining markets in Illinois, Oklahoma and Texas.

2. DESCRIPTION OF THE ARRANGEMENT

The purpose of the Arrangement and the related transactions is to separate TC Energy into two independent, investment-grade, publicly listed companies: (a) TC Energy, a low-risk, diversified, growth-oriented natural gas infrastructure and energy solutions company, uniquely positioned to meet growing industry and consumer demand for reliable, lower-carbon energy sources, including natural gas; and (b) South Bow, a critical energy infrastructure company, with an unrivalled market position to connect resilient, safe and secure liquids supply to the highest demand markets with incremental growth and value creation opportunities. The Arrangement effects a series of transactions resulting in the transfer of the assets and liabilities comprising the Liquids Pipelines business from TC Energy to South Bow and the distribution to shareholders of all of the South Bow common shares. Shareholders as of the Distribution Record Date, as defined in the Glossary of this Circular, will receive, in exchange for each TC Energy share, one new TC Energy share and 0.2 of a South Bow common share. Accordingly, immediately after giving effect to the Arrangement, shareholders as of the Distribution Record Date will hold all of the outstanding new TC Energy shares and South Bow common shares.

3. BASIS OF PRESENTATION

These unaudited pro forma consolidated financial statements of South Bow have been prepared for inclusion in this Circular. These unaudited pro forma consolidated financial statements have been derived from and should be read in conjunction with the audited combined carve-out financial statements of the Liquids Pipelines Business for the year ended December 31, 2023 and the audited financial statements of South Bow Corporation for the period of incorporation on December 15, 2023 to December 31, 2023.

South Bow has not had any operations and has no assets or liabilities at December 31, 2023; thus, all amounts presented in the unaudited pro forma consolidated financial statements related to South Bow are nil.

The unaudited pro forma consolidated financial statements are prepared to give effect to and reflect the Arrangement as described in Note 2 as if:

•	the Arrangement occurred on January 1, 2023 for the purposes of the unaudited pro forma consolidated statement of income for the year ended December 31, 2023; and

•	the Arrangement occurred on December 31, 2023 for the purpose of the unaudited pro forma consolidated balance sheet as at December 31, 2023.

These unaudited pro forma consolidated financial statements follow the same accounting policies and methods of application as those used in the audited combined carve-out financial statements of the Liquids Pipelines business for the year ended December 31, 2023.

The unaudited pro forma consolidated financial statements are based on estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The pro forma consolidated financial statements are prepared for informational purposes only and do not include, among other things, adjustments related to incremental costs associated with setting up a publicly traded company, the transfer of certain additional assets and liabilities that are expected to be specified in the separation agreement and other Arrangement agreements and transitional support agreement fees paid. The pro forma information presented is not necessarily indicative of what South Bow’s actual financial position and results of operations would have been had the Arrangement been

TC Energy Management Information Circular 2024 | I-4

completed on the dates indicated, nor does it purport to project South Bow’s future financial position or results of operations for any future period or as of any future date. Readers are urged to consider these factors carefully in evaluating the unaudited pro forma consolidated financial statements and are cautioned not to place undue reliance on these unaudited pro forma consolidated financial statements.

All dollar amounts are presented in Canadian dollars unless otherwise specified.

4. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED STATEMENT OF INCOME

a)

The Arrangement contemplates that South Bow will maintain the same debt to capitalization ratio as TC Energy after the spinoff. In third quarter 2023, the Liquids Pipelines business issued debt to affiliates as a consideration for internal restructuring representing the expected debt to capitalization ratio. The Liquids Pipelines business estimates that if the debt had been in place since the beginning of the year, an incremental $206 million of interest expense would have been incurred. The incremental interest expense would have decreased current income tax expense by approximately $47 million. South Bow expects to issue long-term debt and junior subordinated notes prior to closing of the spinoff Transaction. The split between these instruments has not yet been determined and will be dependent on market conditions at the time of offering. Funds from these issuances will be used to repay a portion of the long-term debt to affiliates balance at the time of closing the spinoff Transaction. The remaining outstanding portion of the long-term debt to affiliates is expected to be remarketed to external creditors. No pro forma adjustments have been made to reflect the interest rate, discount/premium and transaction costs of the future long-term debt issuance as these amounts are not objectively determinable.

b)

South Bow expects to repatriate earnings from the United States to Canada to fund debt and dividend payments. South Bow may incur a five per cent withholding tax on foreign earnings that are repatriated to Canada in the form of dividend payments. In 2023, $1,096 million (US $820 million) of cash distributions were made from U.S. Liquids Pipelines business entities to TC Energy’s U.S. parent company. Had these distributions been made to South Bow’s Canadian parent company after the completion of the Arrangement, withholding taxes of $55 million would have been incurred.

5. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED BALANCE SHEET

a)	Cash of $137 million is paid to TC Energy to settle due to affiliate payable balances owing to TC Energy.

b)

On February 28, 2024, South Bow entered into a lease agreement for its Canadian headquarters in Calgary, Alberta. The agreement is expected to be recorded as an operating lease and the present value of future lease payments has been estimated to be $13 million using a 4.81 per cent discount rate.

c)

In third quarter 2023, the Liquids Pipelines business issued debt to affiliates as a consideration for internal restructuring representing the expected debt to capitalization ratio. South Bow expects to issue long-term debt and junior subordinated notes prior to closing of the spinoff Transaction. The split between these instruments has not yet been determined and will be dependent on market conditions at the time of offering. Funds from these issuances will be used to repay a portion of the long-term debt to affiliates balance at the time of closing the spinoff Transaction. The remaining outstanding portion of the long-term debt to affiliates is expected to be remarketed to external creditors. No pro forma adjustments have been made to reflect the interest rate, d

iscount/premium	and transaction costs of the future long-term debt issuance as these amounts are not objectively determinable.

d)	To eliminate Parent’s net investment attributable to the Liquids Pipelines business and reflect the net assets of South Bow as Additional paid-in capital.

6. OTHER CONTRACTUAL MATTERS AND COSTS

The separation agreement will set forth the agreement between TC Energy and South Bow with respect to the separation of the Liquids Pipelines business in connection with the Arrangement, including the transfer of certain assets related to the Liquids Pipelines business from TC Energy to South Bow and the allocation of certain liabilities and obligations related to the Liquids Pipelines business between TC Energy and South Bow. In addition, TC Energy may indemnify South Bow for certain liabilities and costs associated with the Milepost 14 incident and certain existing variable toll disputes on the Keystone Pipeline System. See the Arrangement – Separation Agreements and Other Arrangements section in the body of this Circular for additional information.

TC Energy will assign employees and transfer certain employee benefit plan assets and liabilities, to South Bow. South Bow will establish benefit plans and arrangements for the transferred employees.

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No pro forma adjustments have been made to reflect the transfer of additional assets and liabilities not included in the audited combined carve-out financial statements of the Liquids Pipelines business, including employee benefit plan assets and liabilities, other compensation liabilities and other shared corporate assets because the Separation Agreement and other agreements have not yet been finalized, and amounts are not objectively determinable.

Historically, TC Energy has charged its operating subsidiaries for various corporate costs incurred in the operation of the business. These costs may not be representative, either positively or negatively, of the future costs South Bow will incur as an independent, public company. Effective with the separation, South Bow will assume responsibility for all its corporate functions and related costs. Certain of these activities will continue to be performed by TC Energy under a transition services agreement for a limited period of time. South Bow will incur costs as an independent public company, including costs to replace services previously provided by TC Energy, as well as other stand-alone costs. South Bow, as a stand-alone company, is expected to incur additional recurring costs, including:

•

personnel and third party costs, including salaries, benefits, pension, potential bonuses and/or share-based compensation awards for staff additions to replace corporate and other services currently shared across all businesses;

•	corporate governance costs, including board of director compensation and expenses, audit and other professional services fees, transfer agent fees, consulting and legal fees;

•

costs to perform financial reporting and regulatory compliance, costs associated with information technology, marketing, logistics, investor relations, treasury and other general and administrative related functions;

•	additional insurance premiums; and

•	costs related to sustainability and external affairs.

No pro forma adjustments have been made to reflect the additional costs described above because they are projected amounts based on estimates and would not be objectively determinable.

7. COMMON SHARES

South Bow is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. Prior to the Arrangement, South Bow had no shareholders or shares outstanding. Pursuant to the Arrangement, shareholders of TC Energy as of the Distribution Record Date will receive, in exchange for each TC Energy share, one new TC Energy share and 0.2 of a South Bow common share.

TC Energy stock options held by transferred employees will be exchanged for a number of South Bow stock options.

8. EARNINGS PER SHARE

Pro forma basic and diluted earnings per share for the year ended December 31, 2023 are calculated based on the weighted average number of South Bow common shares that would have been outstanding, assuming that any shares issued under the Arrangement would have been issued and outstanding for the period presented and assuming that no other dilutive equity instruments are outstanding. The weighted average number of shares outstanding for the basic and diluted earnings per share calculations is assumed to be 207 million for the year ended December 31, 2023, representing a 0.2-for-one ratio to TC Energy shares. Stock options issued by South Bow as a result of the Arrangement are not anticipated to have a significant impact on diluted earnings per share.

TC Energy Management Information Circular 2024 | I-6

Schedule J – Information Concerning TC Energy Post-Arrangement

NOTICE TO READER	J-2
CORPORATE STRUCTURE	J-3
DESCRIPTION OF THE BUSINESS	J-4
Overview	J-4
Natural Gas Pipelines business	J-4
Power and Energy Solutions	J-11
Employees	J-14
Risk Factors	J-14
SUMMARY PRO FORMA CONSOLIDATED FINANCIAL INFORMATION	J-14
Pro Forma Financial Statements	J-14
Pro Forma Consolidated Capitalization	J-15
DESCRIPTION OF CAPITAL STRUCTURE	J-15
New TC Energy Common Shares	J-16

First Preferred Shares	J-16
Second Preferred Shares	J-17
Dividends	J-17
Prior Sales	J-18
Market for Securities	J-18
PRINCIPAL SHAREHOLDERS	J-19
DIRECTORS AND OFFICERS	J-19
Directors	J-19
Executive Officers	J-19
Corporate Officers	J-20
Board Committees	J-20
AUDITORS, TRANSFER AGENT AND REGISTRARS	J-20

J-1 | TC Energy Management Information Circular 2024

Notice to Reader

The following describes the business of TC Energy following the completion of the Arrangement, and should be read together with the TC Energy Pro Forma Financial Statements (as defined herein) contained in Schedule K to this Circular. Unless otherwise indicated, the disclosure in this Schedule J has been prepared assuming that the Arrangement has been completed as described in the body of this Circular. Accordingly, this Schedule J contains significant amounts of forward-looking information. Readers are cautioned that actual results may vary. See Forward-Looking Information in the body of this Circular.

Unless otherwise defined herein, all capitalized words and phrases used in this Schedule J have the meanings given to such words and phrases in the Glossary in the body of this Circular.

Unless stated otherwise, all dollar amounts are in Canadian dollars.

Unless otherwise indicated, all financial statements have been prepared in accordance with U.S. GAAP. The financial information included in this Schedule J has been extracted or derived from financial statements prepared in accordance with U.S. GAAP.

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Corporate Structure

TC Energy’s head office and registered office are located at 450 – 1 Street S.W., Calgary, Alberta, T2P 5H1. TC Energy was incorporated pursuant to the provisions of the CBCA on February 25, 2003 in connection with a plan of arrangement with TCPL (TCPL Arrangement), which established TC Energy as the parent company of TCPL. The TCPL Arrangement was approved by TCPL common shareholders on April 25, 2003 and, following court approval and the filing of Articles of Arrangement, the TCPL Arrangement became effective on May 15, 2003. TCPL continues to carry on business as the principal operating subsidiary of TC Energy. TC Energy does not hold any material assets directly other than the common shares of TCPL and receivables from certain of TC Energy’s subsidiaries.

The following diagram presents the name and jurisdiction of incorporation, continuance or formation of the principal subsidiaries of TC Energy upon completion of the Arrangement. Other than as indicated, each of the subsidiaries shown is expected to have total assets that exceed 10 per cent of the consolidated assets of TC Energy or revenues that exceed 10 per cent of the consolidated revenues of TC Energy, in each case, at the time the Arrangement is completed. Unless otherwise indicated, TC Energy will beneficially own, control or direct, directly or indirectly, 100 per cent of the voting shares or units in each of these subsidiaries.

Notes

1

701671 Alberta Ltd.’s assets and revenues are not expected to exceed 10 per cent of the total consolidated assets or revenues of TC Energy at the time the Arrangement is completed, but has been included to meet the total expected consolidated assets and revenues criteria of excluded subsidiaries threshold of less than 20 per cent of the consolidated assets or revenues, respectively, of TC Energy at the time the Arrangement is completed.

2

TC Energy beneficially owns, controls or directs, directly or indirectly, 60 per cent of the voting shares or units in Columbia Pipelines Holding Company, LLC, Columbia Pipelines Operating Company, LLC and Columbia Gas Transmission, LLC.

3

Based on the TC Energy Annual Financial Statements, NOVA Gas Transmission Ltd. has been included in the above chart as a subsidiary expected to have total assets that exceed 10 per cent of the consolidated assets of TC Energy or revenues that exceed 10 per cent of the consolidated revenues of TC Energy. However, following a reorganization effective April 1, 2024, NOVA Gas Transmission Ltd. transferred the NGTL System assets to NGTL Limited Partnership, an Alberta limited partnership. NGTL GP Ltd., an Alberta corporation, acts as the general partner to NGTL Limited Partnership. As such, at the Effective Time, it is expected that each of NGTL Limited Partnership and NGTL GP Ltd. will be subsidiaries expected to have total assets that exceed 10 per cent of the consolidated assets of TC Energy or revenues that exceed 10 per cent of the consolidated revenues of TC Energy. Following such transaction, NOVA Gas Transmission Ltd. will no longer meet such threshold.

4	The above has been calculated on the basis of the TC Energy Annual Financial Statements.

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Description of the Business

OVERVIEW

With over 70 years of experience, TC Energy is a leader in the responsible development and reliable operation of North American energy infrastructure. Upon completion of the Arrangement, TC Energy will operate in two core businesses: the Natural Gas Pipelines business and Power and Energy Solutions.

NATURAL GAS PIPELINES BUSINESS

TC Energy’s natural gas pipeline network transports natural gas from supply basins to local distribution companies, power generation plants, industrial facilities, interconnecting pipelines, LNG export terminals and other businesses across Canada, the U.S. and Mexico. The Natural Gas Pipelines business builds, owns and operates a network of natural gas pipelines across North America that connects gas production to interconnected, end-use markets and LNG export terminals. The network includes underground pipelines that transport natural gas predominantly under high pressure, compressor stations that act like pumps to move large volumes of natural gas along the pipeline and meter stations that record the amount of natural gas coming on the network at receipt locations and leaving the network at delivery locations.

In addition to natural gas pipelines, the Natural Gas Pipelines business includes regulated natural gas storage facilities in the U.S. that provide services to customers and help maintain the overall balance of the pipeline systems. With a total working gas capacity of 532 Bcf, TC Energy is one of the largest providers of natural gas storage and related services to key markets in North America.

The Natural Gas Pipelines business is split into three operating segments representing its geographic diversity: Canadian Natural Gas Pipelines, U.S. Natural Gas Pipelines and Mexico Natural Gas Pipelines.

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Major Pipeline Systems

The natural gas pipelines map below shows TC Energy’s extensive pipeline network in North America that connects major supply sources and markets.

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TC Energy operates all of the following natural gas pipelines and regulated natural gas storage assets except for Iroquois:

		Length	Description	Ownership
	Canadian pipelines
1	NGTL System	24,386-km (15,153-mile)	Receives, transports and delivers natural gas within Alberta and British Columbia, and connects with Canadian Mainline, Foothills and third-party pipelines.	100%
2	Canadian Mainline	14,082-km (8,750-mile)	Transports natural gas from the Alberta/Saskatchewan border and the Ontario/U.S. border to serve Canadian and to U.S. markets.	100%
3	Foothills	1,284-km (798-mile)	Transports natural gas from central Alberta to the U.S. border for export to the U.S. Midwest, Pacific Northwest, California and Nevada.	100%
4	Trans Québec & Maritimes (TQM)	651-km (405-mile)	Connects with the Canadian Mainline near the Ontario/Québec border to transport natural gas to the Montréal to Québec City corridor and interconnects with Portland.	50%
5	Ventures LP	133-km (83-mile)	Transports natural gas to the oil sands region near Fort McMurray, Alberta.	100%
6	Great Lakes Canada	60-km (37-mile)	Transports natural gas from the Great Lakes system in the U.S. to a point near Dawn, Ontario through a connection at the U.S. border underneath the St. Clair River.	100%
	U.S. pipelines and gas storage assets
7	Columbia Gas	18,692-km (11,615-mile)	Transports natural gas primarily from the Appalachian basin to markets and pipeline interconnects throughout the U.S. Northeast, Midwest and Atlantic regions.	60%
7a	Columbia Storage	285 Bcf	Provides regulated underground natural gas storage service from several facilities (not all shown) to customers in key eastern markets. TC Energy also owns a 60 per cent interest in the 273 Bcf Columbia Storage facility and a 50 per cent interest in the 12 Bcf Hardy Storage facility.	Various
8	ANR[3]	15,075-km (9,367-miles)	Transports natural gas from various supply basins to markets throughout the U.S. Midwest and Gulf Coast.	100%
8a	ANR Storage	247 Bcf	Provides regulated underground natural gas storage service from several facilities (not all shown) to customers in key U.S. Midwest markets.
9	Columbia Gulf	5,419-km (3,367-mile)	Transports natural gas to various markets and pipeline interconnects in the southern U.S. and Gulf Coast.	60%
10	Great Lakes	3,404-km (2,115-mile)	Connects with the Canadian Mainline near Emerson, Manitoba and to Great Lakes Canada near St Clair, Ontario, plus interconnects with ANR at Crystal Falls and Farwell in Michigan, to transport natural gas to eastern Canada and the U.S. Midwest.	100%
11	Northern Border	2,272-km (1,412-mile)	Transports WCSB, Bakken and Rockies natural gas from connections with Foothills and Bison to U.S. Midwest markets.	50%

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		Length	Description	Ownership
12	Gas Transmission Northwest (GTN)	2,216-km (1,377-mile)	Transports WCSB and Rockies natural gas to Washington, Oregon and California. Connects with Tuscarora and Foothills.	100%
13	Iroquois	669-km (416-mile)	Connects with the Canadian Mainline and serves markets in New York.	50%
14	Tuscarora	491-km (305-mile)	Transports natural gas from GTN at Malin, Oregon to markets in northeastern California and northwestern Nevada.	100%
15	Bison	488-km (303-mile)	Transports natural gas from the Powder River basin in Wyoming to Northern Border in North Dakota.	100%
16	Portland	475-km (295-mile)	Connects with TQM near East Hereford, Québec to deliver natural gas to customers in the U.S. Northeast and Canadian Maritimes.	61.7%
17	Millennium	424-km (263-mile)	Transports natural gas primarily sourced from the Marcellus shale play to markets across southern New York and the lower Hudson Valley, as well as to New York City through its pipeline interconnections.	47.5%
18	Crossroads	325-km (202-mile)	Interstate natural gas pipeline operating in Indiana and Ohio with multiple interconnects to other pipelines.	100%
19	North Baja[3]	138-km (86-mile)	Transports natural gas between Arizona and California and connects with a third-party pipeline on the California/Mexico border.	100%
	Mexico pipelines
20	Sur de Texas	770-km (478-mile)	Offshore pipeline that transports natural gas from the U.S./Mexico border near Brownsville, Texas, to Mexican power plants in Altamira, Tamaulipas and Tuxpan, Veracruz, where it interconnects with the Tamazunchale and Tula pipelines and other third-party facilities.	60%
21	Topolobampo	572-km (355-mile)	Transports natural gas to El Oro and Topolobampo, Sinaloa, from interconnects with third-party pipelines in El Encino, Chihuahua and El Oro.	100%
22	Mazatlán	430-km (267-mile)	Transports natural gas from El Oro to Mazatlán, Sinaloa and connects to the Topolobampo Pipeline at El Oro.	100%
23	Tamazunchale	370-km (230-mile)	Transports natural gas from Naranjos, Veracruz to Tamazunchale, San Luis Potosi and on to El Sauz, Querétaro in central Mexico.	100%
24	Villa de Reyes – north and lateral section	326-km (203-mile)	The north and lateral sections of the Villa de Reyes pipeline are interconnected to the Tamazunchale pipeline and third-party systems, supporting gas deliveries to a power plant in Villa de Reyes, San Luis Potosí and Salamanca, Guanajuato.	100%
25	Guadalajara	313-km (194-mile)	Bidirectional pipeline that connects imported LNG supply near Manzanillo and continental gas supply near Guadalajara to power plants and industrial customers in the states of Colima and Jalisco.	100%

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		Length	Description	Ownership
26	Tula – east section	114-km (71-mile)	The east section of the Tula pipeline transports natural gas from Sur de Texas to power plants in Tuxpan, Veracruz.	100%

	Under Construction
	Canadian pipelines
27	Coastal GasLink	670-km (416-mile)	A greenfield project to deliver natural gas from the Montney gas producing region to LNG Canada’s liquefaction facility near Kitimat, British Columbia. Coastal GasLink pipeline was mechanically complete in November 2023 and is ready to deliver gas to the LNG Canada facility. Commercial in-service of the Coastal GasLink pipeline will occur after completion of plant commissioning activities at the LNG Canada facility and upon receiving notice from LNG Canada.	35%
	NGTL System 2024 Facilities[1]	n/a	Compressor station components of the 2023 NGTL System Intra-Basin Expansion expected to be placed in service in 2024.	100%
	U.S. pipelines
	East Lateral XPress[1,3]	n/a	An expansion project on Columbia Gulf through compressor station modifications and additions expected to be placed in service in 2025.	60%
	Gillis Access Project[2]	68-km (42-mile)	A greenfield pipeline system project that will connect supplies from the Haynesville basin at Gillis, Louisiana to markets elsewhere in Louisiana. The project is expected to be placed in service in 2024.	100%
	GTN XPress[3]	n/a	An expansion project of GTN through compressor station modifications and additions with the remaining sections expected to be placed in service in 2024.	100%
	Mexico pipelines
28	Southeast Gateway	715-km (444-mile)	Offshore pipeline that will connect to the Tula pipeline and transport gas to delivery points in Coatzacoalcos, Veracruz and Paraíso, Tabasco in Mexico’s southeast region.	100%
29	Villa de Reyes – south section	110-km (68-mile)	This pipeline section will connect to the operational north and lateral sections of the Villa de Reyes pipeline and to the Tula pipeline.	100%
30	Tula[2]	n/a	The pipeline will interconnect the completed east segment with Villa de Reyes near Tula, Hidalgo to supply natural gas to Comisión Federal de Electricidad (CFE) combined-cycle power generating facilities in central Mexico. TC Energy and CFE are assessing options to complete the remaining sections of the pipeline, which are subject to a final investment decision.	100%

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	Length	Description	Ownership

Permitting and pre-construction phase
Canadian pipelines
NGTL System 2025+ Facilities[1,2]	50-km (31-mile)	The Valhalla North and Berland River project, along with other facilities expected to be placed in service in 2026.	100%
U.S. pipelines
Bison XPress Project[3]	n/a

A project with Northern Border, a 50 per cent owned subsidiary, and Bison, a wholly-owned subsidiary, that will replace and upgrade certain facilities while improving reliability, which is expected to be placed in service in 2026

			Various
VR Project[3]	n/a	A delivery market project on Columbia Gas that will replace and upgrade certain facilities while improving reliability and reducing emissions, which is expected to be placed in service in 2025.	60%
WR Project[3]	n/a	A delivery market project on ANR that will replace and upgrade certain facilities while improving reliability and reducing emissions, which is expected to be placed in service in 2025.	100%
Ventura XPress Project[3]	n/a	A project on ANR that will replace and upgrade certain facilities improving base system reliability, which is expected to be placed in service in 2025.	100%
Heartland Project[3]	n/a	Expansion project on ANR that will increase capacity and improve system reliability with upgrades to compression facilities, expected to be placed in service in 2027.	100%

Notes

1	Facilities and some pipelines are not shown on the map.
2	Final pipe lengths are subject to change during construction and/or final design considerations.
3	Includes compressor station modifications, additions and/or expansion projects with no additional pipe length.

The highlights shown on the map include:

Canadian Natural Gas Pipelines

•

NGTL and Foothills System: The NGTL and Foothills System is TC Energy’s natural gas gathering and transportation system for the WCSB, connecting most of the natural gas production in western Canada to domestic and export markets. TC Energy is well positioned to connect growing supply in northeast British Columbia and northwest Alberta. TC Energy’s capital program for new pipeline facilities is driven by these two supply areas, along with growing demand for intra-Alberta firm transportation for electric power generation conversion from coal, oil sands development and petro-chemical feedstock, as well as to its major export points at the Empress and Alberta/British Columbia delivery locations. The NGTL System is also well positioned to connect WCSB supply to LNG export facilities on the Canadian west coast, through future extensions or expansions of the system or future connections to other pipelines serving that area.

•

Canadian Mainline: This pipeline supplies markets in the Canadian Prairies, Ontario, Québec, the Canadian Maritimes as well as to the U.S. markets including Great Lakes, Midwest, Gulf Coast and Northeast from the WCSB and, through interconnects, from the Appalachian basin.

U.S. Natural Gas Pipelines

•

Columbia Gas: Columbia Gas is TC Energy’s natural gas transportation system for the Appalachian basin, which contains the Marcellus and Utica shale plays, two of the largest natural gas shale plays in North America. Similar to TC Energy’s footprint in the WCSB, the Columbia Gas assets are well positioned to connect growing supply to markets in this area. This system

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also interconnects with other pipelines that provide access to key markets in the U.S. Northeast, the Midwest, the Atlantic coast and south to the Gulf of Mexico and its growing demand for natural gas to serve LNG exports. TC Energy owns a 60 per cent equity interest and is the operator of this pipeline.

•

ANR: This pipeline system connects supply basins and markets throughout the U.S. Midwest and south to the Gulf of Mexico. This includes connecting supply in Texas, Oklahoma, the Appalachian basin and the Gulf of Mexico to markets in Wisconsin, Michigan, Illinois and Ohio. In addition, ANR has bidirectional capability on its Southeast Mainline and delivers gas produced from the Appalachian basin to customers throughout the U.S. Gulf Coast region.

•

Columbia Gulf: This pipeline system transports growing Appalachian basin supplies to various U.S. Gulf Coast markets and LNG export terminals from its interconnections with Columbia Gas and other pipelines. TC Energy owns a 60 per cent equity interest and is the operator of this pipeline.

•	Other U.S. Natural Gas Pipelines: TC Energy has ownership interests in ten wholly-owned or partially-owned natural gas pipelines serving major markets in the U.S.

Mexico Natural Gas Pipelines

•

Sur de Texas: This offshore pipeline transports natural gas from Texas to power and industrial markets in the eastern and central regions of Mexico. The average volumes transported by this pipeline in 2023 supplied approximately 17 per cent of Mexico’s total natural gas imports via pipelines. TC Energy owns a 60 per cent equity interest and is the operator of this pipeline.

•

Northwest System: The Topolobampo and Mazatlán pipelines make up TC Energy’s Mexico northwest system. The system runs through the states of Chihuahua and Sinaloa, supplying power plants and industrial facilities, bringing natural gas to a region of the country that previously did not have access to it.

•

TGNH System: This system is located in the central region of Mexico and is comprised of the existing Tamazunchale pipeline, the Tula, Villa de Reyes and Southeast Gateway pipelines with sections that are either in-service or currently under construction. This system supplies, or will supply, several power plants and industrial facilities in Veracruz, Tabasco, San Luis Potosí, Querétaro and Hidalgo. It has interconnects with upstream pipelines that bring in supply from the Agua Dulce and Waha hubs in Texas.

•

Guadalajara: This bidirectional pipeline connects imported LNG supply near Manzanillo and continental gas supply near Guadalajara to power plants and industrial customers in the states of Colima and Jalisco.

For information regarding TC Energy’s Natural Gas Pipelines business, including pipeline holdings, developments, opportunities, regulation and competitive position, refer to the Natural Gas Pipelines Business, Canadian Natural Gas Pipelines, U.S. Natural Gas Pipelines and Mexico Natural Gas Pipelines sections of the TC Energy Annual MD&A, which is incorporated by reference herein.

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POWER AND ENERGY SOLUTIONS

Power and Energy Solutions consists of power generation, non-regulated natural gas storage assets as well as emerging technologies that can provide low-carbon solutions for TC Energy’s customers and industry.

Power and Energy Solutions includes approximately 4,600 MW of generation powered by nuclear, natural gas, wind and solar. These generation assets are generally supported by long-term contracts. TC Energy’s Canadian power infrastructure assets are located in Alberta, Ontario, Québec and New Brunswick while its U.S. power infrastructure assets are located in Texas. Additionally, TC Energy has approximately 400 MW of power purchase agreements in both the U.S. and Canada from wind and solar facilities.

TC Energy also owns and operates approximately 118 Bcf of non-regulated natural gas storage capacity in Alberta.

The assets in Power and Energy Solutions currently have a combined power generation capacity, net to TC Energy, of 4,642 MW and TC Energy operates each facility except for Bruce Power.

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	Generating Capacity (MW)		Type of Fuel	Description	Ownership
	Power assets
1	Bruce Power[1]	3,170	nuclear	Eight operating reactors in Tiverton, Ontario. Bruce Power leases the nuclear facilities from Ontario Power Generation.	48.3%
2	Bécancour	550	natural gas	Cogeneration plant in Trois-Rivières, Québec. Power generation has been suspended since 2008 although TC Energy continues to receive power purchase agreement capacity payments while generation is suspended.	100%
3	Mackay River	207	natural gas	Cogeneration plant in Fort McMurray, Alberta.	100%
4	Fluvanna[2]	155	wind	Wind farm located near Scurry County, Texas.	100%
5	Blue Cloud[2]	148	wind	Wind farm located near Bailey County, Texas.	100%
6	Bear Creek	100	natural gas	Cogeneration plant in Grande Prairie, Alberta.	100%
7	Carseland	95	natural gas	Cogeneration plant in Carseland, Alberta.	100%
8	Grandview	90	natural gas	Cogeneration plant in Saint John, New Brunswick.	100%
9	Saddlebrook Solar	81	solar	Hybrid solar generation facility near Aldersyde, Alberta.	100%
10	Redwater	46	natural gas	Cogeneration plant in Redwater, Alberta.	100%
	Canadian non-regulated natural gas storage
11	Crossfield	68 Bcf		Underground facility connected to the NGTL System near Crossfield, Alberta.	100%
12	Edson	50 Bcf		Underground facility connected to the NGTL System near Edson, Alberta.	100%

	Under Construction
	Other energy solutions
13	Lynchburg		RNG	RNG production facility in Lynchburg, Tennessee.	30%

Notes

1	TC Energy’s share of power generation capacity.
2

TC Energy owns 100 per cent of the Class B Membership Interests and has a tax equity investor that owns 100 per cent of the Class A Membership Interests, to which a percentage of earnings, tax attributes and cash flows are allocated under the provisions of each tax equity agreement. Refer to the Power and Energy Solutions –Significant events section of the TC Energy Annual MD&A for additional information.

Canadian Power

Canadian Power Generation & Marketing

TC Energy owns and operates approximately 1,200 MW of power supply in Canada, excluding its investment in Bruce Power. In Alberta, TC Energy owns five facilities: four natural gas-fired cogeneration and one solar. TC Energy exercises a disciplined operating strategy to maximize revenues. TC Energy’s marketing group sells uncommitted power while also buying and selling power and natural gas to maximize earnings. To reduce commodity price exposure associated with uncontracted power, TC Energy sells a portion of this output in forward sales markets when acceptable contract terms are available while the remainder is retained to be sold in the spot market or under short-term forward arrangements. The objective of this strategy is to maintain adequate power supply to fulfill TC Energy’s sales obligations if it has unexpected plant outages and enable TC Energy to capture opportunities to increase earnings in periods of high spot prices. TC Energy’s two eastern Canadian natural gas-fired cogeneration assets, Bécancour and Grandview, are fully contracted.

Bruce Power

Bruce Power is a nuclear power generation facility located near Tiverton, Ontario and is comprised of eight nuclear units with a combined capacity of approximately 6,560 MW. Bruce Power leases the facilities from Ontario Power Generation, has no spent fuel risk and will return the facilities to Ontario Power Generation for decommissioning at the end of the lease. TC Energy holds a 48.3 per cent ownership interest in Bruce Power.

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Results from Bruce Power will fluctuate primarily due to units being offline for the Major Component Replacement (MCR) program and the frequency, scope and duration of planned and unplanned maintenance outages.

Through a long-term agreement with the Independent Electricity System Operator (IESO), Bruce Power has begun to progress a series of incremental life-extension investments to extend the operating life of the facility to 2064. This agreement represents an extension and material amendment to the earlier agreement that led to the refurbishment of Units 1 and 2 at the site. Under the amended agreement, which took economic effect in 2016, Bruce Power began investing in life extension activities for Units 3 through 8 to support the long-term refurbishment programs. Investment in the asset management program is designed to result in near-term life extensions of each of the six units up to the planned major refurbishment outages and beyond. The asset management program includes the one-time refurbishment or replacement of systems, structures or components that are not within the scope of the MCR program, which focuses on the actual replacement of the key, life-limiting reactor components. The MCR Program is designed to add 30 years of operational life to each of the six units.

The Unit 6 MCR is the first of the six-unit MCR life extension program, commenced in January 2020 and was placed back into commercial operation in third quarter 2023. The Unit 3 MCR, the second unit in the MCR program, commenced in first quarter 2023 and has an expected completion in 2026. In the fourth quarter 2023, the Unit 4 MCR final cost and schedule estimate was submitted to the IESO and approved on February 8, 2024. TC Energy expects the Unit 4 MCR to commence in first quarter 2025 with expected completion in 2028. Investments in the remaining three units’ MCR programs are expected to continue through 2033. Future MCR program investments will be subject to discrete decisions for each unit with specified off-ramps available for Bruce Power and the IESO.

As part of the life extension and refurbishment agreement, Bruce Power receives a uniform contract price for all units which includes certain flow-through items such as fuel and lease expense recovery. The contract also provides for payment if the IESO requests a reduction in Bruce Power’s generation to balance the supply of, and demand for, electricity and/or manage other operating conditions of the Ontario power grid. The amount of the reduction is considered deemed generation, for which Bruce Power is paid the contract price.

The contract price is subject to adjustments for the return of and on capital invested at Bruce Power under the asset management and MCR programs, along with various other pricing adjustments that allow for a better matching of revenues and costs over the long term. As part of the amended agreement, Bruce Power is also required to share operating cost efficiencies with the IESO for better than planned performance. These efficiencies are reviewed every three years and paid out on a monthly basis over the subsequent three-year period.

Power Purchase Agreements – Canada

TC Energy has approximately 400 MW of wind and solar generation power purchase agreements and associated environmental attributes in Alberta. These power purchase agreements allow TC Energy to generate incremental earnings by offering renewable power products to its customers.

U.S. Power

Power Generation & Marketing – U.S.

TC Energy owns approximately 300 MW of wind generation located in Texas which operate in the Electric Reliability Council of Texas and Southwest Power Pool markets. A portion of this power generation is sold under a long-term, fixed price contract.

TC Energy’s U.S. Power and emissions commercial trading and marketing business optimizes the value of its assets and leverages physical and financial products in the power and environmental markets with a focus on risk management.

Power Purchase Agreements – U.S.

TC Energy has approximately 400 MW of wind generation power purchase agreements and associated environmental attributes in the U.S. These power purchase agreements allow TC Energy to generate incremental earnings by offering renewable power products to customers.

Other Energy Solutions

Canadian Natural Gas Storage

TC Energy owns and operates 118 Bcf of non-regulated natural gas storage capacity in Alberta. This business operates independently from TC Energy’s regulated natural gas transmission and U.S. storage businesses.

TC Energy’s Canadian natural gas storage business helps balance seasonal and short-term supply and demand while also adding flexibility to the delivery of natural gas to markets in Alberta and the rest of North America. Market volatility creates arbitrage opportunities and TC Energy’s natural gas storage facilities also give it and its customers the ability to capture value from short-term

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price movements. The natural gas storage business is affected by changes in seasonal natural gas price spreads which are generally determined by the differential in natural gas prices between the traditional summer injection and winter withdrawal seasons. In addition, the business may be affected by pipeline restrictions in Alberta which limit the ability to capture price differentials.

TC Energy’s natural gas storage business contracts with third parties, typically participants in the Alberta and interconnected gas markets, for a fixed fee to provide natural gas storage services on a short, medium and/or long-term basis.

TC Energy also enters into proprietary natural gas storage transactions which include a forward purchase of its own natural gas to be injected into storage and a simultaneous forward sale of natural gas for withdrawal at a later period, typically during the winter withdrawal season. By matching purchase and sales volumes on a back-to-back basis, TC Energy locks in future positive margins, effectively eliminating its exposure to changes in natural gas prices for these transactions.

For information regarding TC Energy’s Power and Energy Solutions business, including holdings, developments, opportunities, regulation and competitive position, refer to the Power and Energy Solutions section of the TC Energy Annual MD&A, which is incorporated by reference herein.

EMPLOYEES

Upon the completion of the Arrangement, it is expected that TC Energy’s principal operating subsidiary, TCPL, will have a total of approximately 6,700 employees, substantially all of whom will be employed in Canada, the U.S. and Mexico.

RISK FACTORS

Shareholders should be aware that there are various known and unknown risk factors in connection with the Arrangement and the ownership of New TC Energy Common Shares following the completion of the Arrangement. Shareholders should carefully consider the risk factors described under Risk Factors and set forth elsewhere in this Circular. In addition, shareholders should carefully review the risk factors described in the Natural Gas Pipelines Business, Natural Gas Pipelines – Business risks, Power and Energy Solutions –Business risks and Other information – Risk oversight and enterprise risk management sections of the TC Energy Annual MD&A, which is incorporated by reference herein.

Summary Pro Forma Consolidated Financial Information

PRO FORMA FINANCIAL STATEMENTS

Included as Schedule K to this Circular are the unaudited pro forma financial statements of TC Energy as of and for the year ended December 31, 2023 (the TC Energy Pro Forma Financial Statements).

The following tables set out selected pro forma financial information in respect of TC Energy as of and for the year ended December 31, 2023, and should be considered in conjunction with the more complete information contained in the TC Energy Pro Forma Financial Statements. Other than figures presented on a per share basis, all currency amounts are stated in millions of Canadian dollars.

The following selected pro forma financial information as of December 31, 2023 assumes the Arrangement was completed on that date.

As of December 31, 2023 (in millions of $)

ASSETS

Current Assets	8,092

Plant, Property and Equipment	69,453

Net Investment in Leases	2,263

Equity Investments	9,241

Restricted Investments	2,532

Regulatory Assets	2,330

Goodwill	12,532

Other Long-Term Assets	2,888

109,331

LIABILITIES

Current Liabilities	9,304

Regulatory Liabilities	4,806

Other Long-Term Liabilities	888

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As of December 31, 2023 (in millions of $)

Deferred Income Tax Liabilities	6,752

Long-Term Debt	42,097

Junior Subordinated Notes	10,287

74,134

EQUITY

Controlling Interests	25,742

Non-controlling interests	9,455

35,197

The following selected pro forma financial information for the year ended December 31, 2023, assumes the Arrangement was completed on January 1, 2023.

Year ended December 31, 2023 (in millions of $)

Revenues	13,267

Income from Equity Investments	1,309

Impairment of Equity Investment	(2,100)

Operating and Other Expenses	7,452

Financial Charges	1,665

Income Tax Expense	813

Net Income	2,546

Net Income Attributable to Common Shares	2,307

Net Income per Common Share (Basic)	$2.24

Net Income per Common Share (Diluted)	$2.24

PRO FORMA CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of TC Energy as at December 31, 2023, which reflects the consummation of the Arrangement as at such date, and should be read in conjunction with the TC Energy Pro Forma Financial Statements. All currency amounts are stated in millions of Canadian dollars.

	As at December 31, 2023

	Actual	Pro Forma as Adjusted

	(in millions of $)
Total Capitalization:
Long-Term Debt	49,976	42,097
Junior Subordinated Notes	10,287	10,287
Total Shareholders’ Equity	39,008	35,197
Total Capitalization	99,271	87,581

Description of Capital Structure

Upon the completion of the Arrangement, TC Energy will be authorized to issue an unlimited number of New TC Energy Common Shares and an unlimited number of First Preferred Shares and Second Preferred Shares, issuable in series. The following is a description of the material characteristics of each of these classes of shares.

Based on the number of TC Energy shares outstanding as of the date hereof, immediately following the completion of the Arrangement and before giving effect to any issuance of New TC Energy Common Shares underlying New TC Energy Stock Options issued pursuant to the Arrangement, it is anticipated that approximately 1,037,487,829 New TC Energy Common Shares will be issued and outstanding (assuming no TC Energy Stock Options are exercised between the date of this Circular and the Effective Date, and that no TC Energy shares are otherwise issued between the date of this Circular and the Effective Date). Based on the number of TC Energy shares outstanding as of the date hereof, if all of the currently outstanding TC Energy Stock Options are exercised prior to the Effective Date (but no other TC Energy shares are issued between the date of this Circular and the Effective Date) approximately 1,044,538,171 New TC Energy Common Shares will be issued and outstanding immediately following the completion of the Arrangement.

Based on the number of TC Energy preferred shares outstanding as of the date hereof, immediately following the completion of the Arrangement, it is anticipated that 14,577,184 Series 1 First Preferred Shares, 7,422,816 Series 2 First Preferred Shares, 9,997,177

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Series 3 First Preferred Shares, 4,002,823 Series 4 First Preferred Shares, 12,070,593 Series 5 First Preferred Shares, 1,929,407 Series 6 First Preferred Shares, 24 million Series 7 First Preferred Shares, 18 million Series 9 First Preferred Shares, 10 million Series 11 First Preferred Shares and no Second Preferred Shares will be outstanding.

NEW TC ENERGY COMMON SHARES

The New TC Energy Common Shares entitle the holders thereof to one vote per share at all meetings of shareholders, except meetings at which only holders of another specified class of shares are entitled to vote, and, subject to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares and the Second Preferred Shares, whether as a class or a series, and to any other class or series of shares of TC Energy which rank prior to the New TC Energy Common Shares, entitle the holders thereof to receive: (a) dividends if, as and when declared by the Board out of the assets of TC Energy properly applicable to the payment of the dividends in such amount and payable at such times and at such place or places as the Board may from time to time determine; and (b) the remaining property of TC Energy upon a liquidation, dissolution or winding up of TC Energy.

TC Energy has the TC Energy Shareholder Rights Plan, which is designed to protect the rights of shareholders, ensure they are treated fairly and provide the Board with adequate time to identify, develop and negotiate alternative value maximizing transactions if there is a take-over bid for TC Energy. The TC Energy Shareholder Rights Plan creates a right attaching to each New TC Energy Common Share outstanding and to each New TC Energy Common Share subsequently issued. Each right becomes exercisable 10 trading days after a person has acquired, or commences a take-over bid to acquire, 20 per cent or more of the New TC Energy Common Shares, other than by an acquisition pursuant to a take-over bid permitted under the terms of the TC Energy Shareholder Rights Plan. Prior to a flip-in event (as described below), each right permits registered holders to purchase from TC Energy New TC Energy Common Shares at an exercise price equal to three times the market price of such shares, subject to adjustments and anti-dilution provisions. The beneficial acquisition by any person of 20 per cent or more of the New TC Energy Common Shares, other than by way of a permitted bid, is referred to as a “flip-in event”. Ten trading days after a flip-in event, each right will permit registered holders other than an acquiring person to receive, upon payment of the exercise price, the number of New TC Energy Common Shares with an aggregate market price equal to twice the exercise price. The TC Energy Shareholder Rights Plan was reconfirmed at the 2022 annual meeting of shareholders and must be reconfirmed at every third annual meeting thereafter. Reconfirmation of the TC Energy Shareholder Rights Plan will be voted on at the 2025 annual meeting of shareholders.

FIRST PREFERRED SHARES

Subject to certain limitations, the Board may, from time to time, issue First Preferred Shares in one or more series and determine for any such series, its designation, number of shares and respective rights, privileges, restrictions and conditions. The First Preferred Shares as a class have, among others, the provisions described below.

The First Preferred Shares of each series rank on a parity with the First Preferred Shares of every other series, and are entitled to preference over the New TC Energy Common Shares, the Second Preferred Shares and any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends, the repayment of capital and the distribution of assets of TC Energy in the event of its liquidation, dissolution or winding up.

Except as provided by the CBCA, the holders of the First Preferred Shares will not have any voting rights nor will they be entitled to receive notice of or to attend shareholders’ meetings. The holders of any particular series of First Preferred Shares will, if the directors so determine prior to the issuance of such series, be entitled to such voting rights as may be determined by the Board if TC Energy fails to pay dividends on that series of preferred shares for any period as may be so determined by the Board. TC Energy currently does not intend to issue any First Preferred Shares with voting rights, and any issuances of First Preferred Shares are expected to be made only in connection with corporate financings.

The provisions attaching to the First Preferred Shares as a class may be modified, amended or varied only with the approval of the holders of the First Preferred Shares as a class. Any such approval to be given by the holders of the First Preferred Shares may be given by the affirmative vote of the holders of not less than 66 2/3 per cent of the First Preferred Shares represented and voted at a meeting or adjourned meeting of such holders.

The holders of Series 1, 3, 5, 7, 9 and 11 First Preferred Shares will be entitled to receive quarterly fixed rate cumulative preferential cash dividends, as and when declared by the Board, to be reset periodically on prescribed dates to an annualized rate equal to the sum of the then five-year Government of Canada bond yield, calculated at the start of the applicable five-year period, and a spread as set forth in the table below and have the right to convert their shares into cumulative redeemable Series 2, 4, 6, 8, 10 and 12 First Preferred Shares, respectively, subject to certain conditions, on such conversion dates as set forth in the table below. The Series 1, 3, 5, 7, 9 and 11 First Preferred Shares are redeemable by TC Energy in whole or in part on such redemption dates as set forth in the

TC Energy Management Information Circular 2024 | J-16

table below, by the payment of an amount in cash for each share to be redeemed equal to $25.00 plus all accrued and unpaid dividends thereon.

The holders of Series 2, 4, 6, 8, 10 and 12 First Preferred Shares will be entitled to receive quarterly floating rate cumulative preferential cash dividends, as and when declared by the Board, at an annualized rate equal to the sum of the then 90-day Government of Canada treasury bill rate, recalculated quarterly, and a spread as set forth in the table below and have the right to convert their shares into Series 1, 3, 5, 7, 9 and 11 First Preferred Shares, respectively, subject to certain conditions, on such conversion dates as set forth in the table below. The Series 2, 4, 6, 8, 10 and 12 First Preferred Shares are redeemable by TC Energy in whole or in part after their respective initial redemption date as set forth in the table below, by the payment of an amount in cash for each share to be redeemed equal to: (a) $25.00 in the case of redemptions on such redemption dates as set out in the table below; or (b) $25.50 in the case of redemptions on any other date, in each case plus all accrued and unpaid dividends thereon.

In the event of liquidation, dissolution or winding up of TC Energy, the holders of Series 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11 and 12 First Preferred Shares shall be entitled to receive $25.00 per TC Energy Preferred Share plus all accrued and unpaid dividends thereon in preference over the New TC Energy Common Shares or any other shares ranking junior to the First Preferred Shares.

Series of First Preferred Shares	Initial redemption/ conversion date	Redemption/conversion dates	Spread (%)
Series 1 preferred shares	December 31, 2014	December 31, 2024 and every fifth year thereafter	1.92
Series 2 preferred shares	—	December 31, 2024 and every fifth year thereafter	1.92
Series 3 preferred shares	June 30, 2015	June 30, 2025 and every fifth year thereafter	1.28
Series 4 preferred shares	—	June 30, 2025 and every fifth year thereafter	1.28
Series 5 preferred shares	January 30, 2016	January 30, 2026 and every fifth year thereafter	1.54
Series 6 preferred shares	—	January 30, 2026 and every fifth year thereafter	1.54
Series 7 preferred shares	April 30, 2019	April 30, 2024 and every fifth year thereafter	2.38
Series 8 preferred shares	—	April 30, 2024 and every fifth year thereafter	2.38
Series 9 preferred shares	October 30, 2019	October 30, 2024 and every fifth year thereafter	2.35
Series 10 preferred shares	—	October 30, 2024 and every fifth year thereafter	2.35
Series 11 preferred shares	November 30, 2020	November 28, 2025 and every fifth year thereafter	2.96
Series 12 preferred shares	—	November 28, 2025 and every fifth year thereafter	2.96

Except as provided by the CBCA, the respective holders of the First Preferred Shares of each outstanding series are not entitled to receive notice of, attend at, nor vote at any meeting of shareholders unless and until TC Energy shall have failed to pay eight quarterly dividends on such series of preferred shares, whether or not consecutive, in which case the holders of the First Preferred Shares of such series shall have the right to receive notice of and to attend each meeting of shareholders at which directors are to be elected and which take place more than 60 days after the date on which the failure first occurs, and to one vote with respect to resolutions to elect directors for each of the First Preferred Shares of such series, until all arrears of dividends have been paid. Subject to the CBCA, the series provisions attaching to the First Preferred Shares may be amended with the written approval of all the holders of such series of shares outstanding or by at least two thirds of the votes cast at a meeting of the holders of such shares duly called for that purpose and at which a quorum is present.

SECOND PREFERRED SHARES

The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares are substantially identical to those attaching to the First Preferred Shares, except that the Second Preferred Shares rank junior to the First Preferred Shares with respect to the payment of dividends, repayment of capital and the distribution of assets of TC Energy in the event of a liquidation, dissolution or winding up of TC Energy.

DIVIDENDS

The Board has not adopted a formal dividend policy. Following the Arrangement, the Board will review the financial performance of TC Energy quarterly and make a determination of the appropriate level of dividends to be declared in the following quarter. TC Energy’s payment of dividends is primarily funded from dividends TC Energy receives as the sole common shareholder of TCPL.

J-17 | TC Energy Management Information Circular 2024

Provisions of various trust indentures and credit arrangements with certain of TC Energy’s subsidiaries can restrict those subsidiaries’ ability and, in certain cases, TC Energy’s ability to declare and pay dividends or make distributions under certain circumstances. In the opinion of management, these provisions do not currently, and following the Arrangement are not expected to, restrict TC Energy’s ability to declare or pay dividends.

Additionally, pursuant to the terms of the trust notes issued by TransCanada Trust (a financing trust subsidiary wholly-owned by TCPL) and related agreements, in certain circumstances, including where holders of the trust notes receive deferral preferred shares of TCPL in lieu of cash interest payments and where exchange preferred shares of TCPL are issued to holders of the trust notes as a result of certain bankruptcy related events, TC Energy and TCPL would be prohibited from declaring or paying dividends on or redeeming their outstanding preferred shares (or, if none are outstanding, their respective common shares) until all such exchange or deferral preferred shares are redeemed by TCPL. No deferral preferred shares or exchange preferred shares of TCPL have ever been issued.

Dividends on TC Energy Preferred Shares are payable quarterly, as and when declared by the Board. The dividends declared on TC Energy shares and TC Energy Preferred Shares during the past three completed financial years are set out in the TC Energy Annual MD&A under the heading About our business – 2023 Financial highlights – Dividends.

PRIOR SALES

TC Energy has not sold or issued any TC Energy shares or securities convertible or exchangeable into TC Energy shares during the 12-month period prior to the date hereof.

MARKET FOR SECURITIES

Market

The TC Energy shares are currently listed, and the New TC Energy Common Shares will continue to be listed, on the TSX and on the NYSE under the trading symbol “TRP”. The trading price of the New TC Energy Common Shares will be determined by the market.

On April 10, 2024, the closing price of the TC Energy shares on the TSX was $50.83 and US$37.16 on the NYSE.

Trading Price and Volume

TSX

The following sets forth the high and low market prices and the volume of the TC Energy shares traded on the TSX during the 12 months prior to the date hereof:

Month	High ($)	Low ($)	Volume
April 2023	57.02	52.6	150,275,964
May 2023	56.9	52.39	52,557,565
June 2023	55.91	51.79	146,459,419
July 2023	53.7	43.7	159,797,173
August 2023	49.55	46.6	84,245,835
September 2023	50.92	46.63	210,418,660
October 2023	48.54	44.7	161,361,514
November 2023	51.11	47.69	72,082,915
December 2023	53.64	50.44	164,932,783
January 2024	53.80	51.62	124,330,081
February 2024	54.20	50.27	52,414,242
March 2024	55.28	52.88	208,202,377
April 1, 2024 – April 10, 2024	55.01	50.68	74,913,488

TC Energy Management Information Circular 2024 | J-18

NYSE

The following sets forth the high and low market prices and the volume of the TC Energy shares traded on the NYSE during the 12 months prior to the date hereof:

Month	High (US$)	Low (US$)	Volume
April 2023	42.76	39.11	33,927,489
May 2023	42.49	38.54	31,003,066
June 2023	41.85	38.96	51,418,849
July 2023	40.96	33.02	69,369,694
August 2023	36.94	34.83	48,553,727
September 2023	37.75	34.36	73,567,707
October 2023	35.61	32.52	77,713,858
November 2023	37.63	34.34	44,668,072
December 2023	40.62	37.33	17,860,036
January 2024	40.29	38.28	19,965,004
February 2024	40.13	37.20	13,916,096
March 2024	41.03	38.93	19,867,798
April 1, 2024 – April 10, 2024	40.28	37.01	7,461,197

Principal Shareholders

To the knowledge of the directors and executive officers of TC Energy, upon the completion of the Arrangement, no person or corporation will beneficially own, directly or indirectly, or exercise control or direction over, more than ten per cent of the New TC Energy Common Shares.

Directors and Officers

The current directors of TC Energy will continue to serve as directors of TC Energy following the Arrangement.

Following the completion of the Arrangement, the directors, executive officers and corporate officers of TC Energy will be as follows:

DIRECTORS

Name

Cheryl F. Campbell	David MacNaughton	Siim A. Vanaselja
Michael R. Culbert	François L. Poirier	Thierry Vandal
William D. Johnson	Una Power	Dheeraj “D” Verma
Susan C. Jones	Mary Pat Salomone
John E. Lowe	Indira Samarasekera

EXECUTIVE OFFICERS

Name	Position
François L. Poirier	President and Chief Executive Officer
Stanley G. Chapman, III	Executive Vice-President and Chief Operating Officer, Natural Gas Pipelines
Dawn E. de Lima	Executive Vice-President, Corporate Services
Tina V. Faraca	Executive Vice-President and President, U.S. Natural Gas Pipelines
Sean O’Donnell[1]	Executive Vice-President and Chief Financial Officer

[1]	It is expected that Mr. O’Donnell will be appointed Executive Vice-President and Chief Financial Officer of TC Energy effective as of May 15, 2024.

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Name	Position
Patrick M. Keys	Executive Vice-President and General Counsel
Patrick C. Muttart	Senior Vice-President, External Relations
Annesley C. Wallace	Executive Vice-President, Strategy and Corporate Development and President, Power and Energy Solutions

CORPORATE OFFICERS

Name	Position
Yvonne Frame-Zawalykut	Vice-President, Corporate Controller
Gloria L. Hartl	Vice-President, Risk Management
Nancy A. Johnson	Vice-President and Treasurer
Christine R. Johnston	Vice-President, Law and Corporate Secretary
Alisa M. Williams	Vice-President, Tax

BOARD COMMITTEES

Following completion of the Arrangement, the four standing committees of the Board will continue to be the Audit Committee, the Governance Committee, the HSSE Committee and the Human Resources Committee.

The responsibilities of these committees are each set out in written charters, which will continue to be reviewed annually by the Board. The charter of each committee can be found on TC Energy’s website (www.tcenergy.com) under the About – Governance section. Each of the committees is and will continue to be comprised entirely of independent directors.

Auditors, Transfer Agent and Registrars

Subject to the approval of shareholders at the meeting, TC Energy’s auditors will continue to be KPMG LLP, Chartered Professional Accountants, located in Calgary, Alberta.

TC Energy’s transfer agent and registrar for the New TC Energy Common Shares will continue to be Computershare with its Canadian transfer facilities located in the cities of Vancouver, Calgary, Toronto, Halifax and Montréal.

TC Energy Management Information Circular 2024 | J-20

Schedule K – Unaudited Pro Forma Financial Statements of TC Energy

TC Energy

Pro Forma Consolidated Financial Statements

(unaudited)

As at and for the Year Ended December 31, 2023

K-1 | TC Energy Management Information Circular 2024

Pro Forma Consolidated Statement of Income (unaudited)

year ended December 31, 2023 (millions of Canadian $, except per share amounts)	TC Energy	Deduct Liquids Pipelines Business	Pro Forma Adjustments	Note	TC Energy Consolidated Pro Forma

Revenues

Canadian Natural Gas Pipelines	5,173	-	-		5,173

U.S. Natural Gas Pipelines	6,229	-	-		6,229

Mexico Natural Gas Pipelines	846	-	-		846

Liquids Pipelines	2,667	(2,705)	38	4a)	-

Power and Energy Solutions	1,019	-	-		1,019
	15,934	(2,705)	38		13,267

Income (Loss) from Equity Investments	1,377	(68)	-		1,309

Impairment of Equity Investment	(2,100)	-	-		(2,100)

Operating and Other Expenses

Plant operating costs and other	4,887	(845)	100	4c)	4,142

Commodity purchases resold	517	(474)	38	4a)	81

Property taxes	897	(117)	-		780

Depreciation and amortization	2,778	(329)	-		2,449

Goodwill and asset impairment charges and other	(4)	4	-		-
	9,075	(1,761)	138		7,452

Financial Charges

Interest expense	3,263	(298)	(206)	4b)	2,759

Allowance for funds used during construction	(575)	-	-		(575)

Foreign exchange (gains) losses, net	(320)	-	-		(320)

Interest income and other	(242)	43	-		(199)
	2,126	(255)	(206)		1,665

Income (Loss) before Income Taxes	4,010	(757)	106		3,359

Income Tax Expense (Recovery)

Current	931	(72)	33	4b), 4c)	892

Deferred	11	(90)	-		(79)
	942	(162)	33		813

Net Income (Loss)	3,068	(595)	73		2,546

Net income (loss) attributable to non-controlling interests	146	-	-		146

Net Income (Loss) Attributable to Controlling Interests	2,922	(595)	73		2,400

Preferred share dividends	93	-	-		93

Net Income (Loss) Attributable to Common Shares	2,829	(595)	73		2,307

Net Income (Loss) per Common Share

Basic	$2.75			7	$2.24

Diluted	$2.75			7	$2.24

Weighted Average Number of Common Shares (millions)

Basic	1,030				1,030

Diluted	1,030				1,030

 The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

TC Energy Management Information Circular 2024 |  K-2

Pro Forma Consolidated Balance Sheet (unaudited)

at December 31, 2023 (millions of Canadian $)	TC Energy	Deduct Liquids Pipelines Business	Pro Forma Adjustments	Note	TC Energy Consolidated Pro Forma

ASSETS

Current Assets

Cash and cash equivalents	3,678	(347)	137	5b)	3,468

Accounts receivable	4,209	(1,775)	-		2,434

Inventories	982	(211)	-		771

Other current assets	2,503	(1,120)	36	5a)	1,419

	11,372	(3,453)	173		8,092

Plant, Property and Equipment	80,569	(11,128)	12	5a)	69,453

Net Investment in Leases	2,263	-	-		2,263

Equity Investments	10,314	(1,073)	-		9,241

Restricted Investments	2,636	-	(104)	5a)	2,532

Regulatory Assets	2,330	-	-		2,330

Goodwill	12,532	-	-		12,532

Other Long-Term Assets	3,018	(234)	104	5a)	2,888

	125,034	(15,888)	185		109,331

LIABILITIES

Current Liabilities

Accounts payable and other	6,987	(2,602)	89	5a), 5e)	4,474

Dividends payable	979	-	-		979

Accrued interest	913	-	-		913

Current portion of long-term debt	2,938	-	-		2,938

Payable to affiliates	-	(137)	137	5b)	-

	11,817	(2,739)	226		9,304

Regulatory Liabilities	4,806	-	-		4,806

Other Long-Term Liabilities	1,015	(146)	19	5a)	888

Deferred Income Tax Liabilities	8,125	(1,373)	-		6,752

Long-Term Debt	49,976	-	(7,879)	5c)	42,097

Junior Subordinated Notes	10,287	-	-		10,287

Long-Term Debt to Affiliates	-	(7,879)	7,879	5c)	-
	86,026	(12,137)	245		74,134

EQUITY

Common shares, no par value	30,002	-	-		30,002

Preferred shares	2,499	-	-		2,499

Retained earnings (Accumulated deficit)	(2,997)	-	(3,119)	5a), 5d), 5e)	(6,116)

Accumulated other comprehensive income (loss)	49	(692)	-		(643)

Parent’s net investment	-	(3,059)	3,059	5d)	-

Controlling Interests	29,553	(3,751)	(60)		25,742

Non-controlling interests	9,455	-	-		9,455

	39,008	(3,751)	(60)		35,197

	125,034	(15,888)	185		109,331

 The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

K-3 | TC Energy Management Information Circular 2024

Notes to Pro Forma Consolidated Financial Statements (unaudited)

1. DESCRIPTION OF BUSINESS

TC Energy Corporation (TC Energy) is a leading North American energy infrastructure company which operates in five business segments: Canadian Natural Gas Pipelines, U.S. Natural Gas Pipelines, Mexico Natural Gas Pipelines, Liquids Pipelines and Power and Energy Solutions. These segments offer different products and services, including certain natural gas, crude oil and electricity marketing and storage services. TC Energy also has a Corporate segment, consisting of corporate and administrative functions that provide governance, financing and other support to TC Energy’s business segments.

On July 27, 2023, TC Energy announced plans to separate into two independent, investment-grade, publicly listed companies through the proposed spinoff of its Liquids Pipelines business (the spinoff Transaction or Arrangement) and on November 8, 2023 TC Energy communicated that the name of the new Liquids Pipelines business will be South Bow Corporation (South Bow). In addition to TC Energy shareholder and court approvals, the spinoff Transaction is subject to receipt of necessary regulatory approvals and satisfaction of other customary closing conditions. TC Energy expects that the spinoff Transaction will be completed in the second half of 2024.

Under the spinoff Transaction, TC Energy shareholders will retain their current ownership in TC Energy shares and receive a pro-rata allocation of common shares in South Bow. The spinoff Transaction is described in greater detail in the body of this Circular.

2. DESCRIPTION OF THE ARRANGEMENT

The purpose of the Arrangement and the related transactions is to separate TC Energy into two independent, investment-grade, publicly listed companies: (a) TC Energy, a low-risk, diversified, growth-oriented natural gas infrastructure and energy solutions company, uniquely positioned to meet growing industry and consumer demand for reliable, lower-carbon energy sources, including natural gas; and (b) South Bow, a critical energy infrastructure company, with an unrivalled market position to connect resilient, safe and secure liquids supply to the highest demand markets with incremental growth and value creation opportunities. The Arrangement effects a series of transactions resulting in the transfer of the assets and liabilities comprising the Liquids Pipelines business from TC Energy to South Bow and the distribution to shareholders of all of the South Bow common shares. Shareholders as of the Distribution Record Date, as defined in the Glossary of this Circular, will receive, in exchange for each TC Energy share, one new TC Energy share and 0.2 of a South Bow common share. Accordingly, immediately after giving effect to the Arrangement, shareholders as of the Distribution Record Date will hold all of the outstanding new TC Energy shares and South Bow common shares.

3. BASIS OF PRESENTATION

These unaudited pro forma consolidated financial statements of TC Energy have been prepared for inclusion in this Circular. These unaudited pro forma consolidated financial statements have been derived from and should be read in conjunction with the audited consolidated financial statements of TC Energy for the year ended December 31, 2023, the audited combined carve-out financial statements of the Liquids Pipelines business for the year ended December 31, 2023 and the audited financial statements of South Bow for the period from incorporation on December 15, 2023 to December 31, 2023.

South Bow has not had any operations and has no assets or liabilities as at December 31, 2023; thus, it is not presented in the unaudited pro forma consolidated financial statements.

The unaudited pro forma consolidated financial statements are prepared to give effect to and reflect the Arrangement as described in Note 2 as if:

•	the Arrangement occurred on January 1, 2023 for the purposes of the unaudited pro forma consolidated statement of income for the year ended December 31, 2023; and

•	the Arrangement occurred on December 31, 2023 for the purpose of the unaudited pro forma consolidated balance sheet as at December 31, 2023.

These unaudited pro forma consolidated financial statements follow the same accounting policies and methods of application as those used in the audited consolidated financial statements of TC Energy for the year ended December 31, 2023.

The unaudited pro forma consolidated financial statements are based on estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The pro forma consolidated financial statements are prepared for informational purposes only and do not include, among other things, the transfer of certain additional assets and liabilities that are expected to be specified in the separation agreement and other Arrangement agreements, costs related to separation and transitional support agreement fees earned. The pro forma information presented is not necessarily indicative of what TC Energy’s actual financial position and results of operations would have been had the Arrangement been completed on the dates indicated, nor does it purport to project TC Energy’s future financial position or results of operations for any future period or as of any future date. Readers are urged to

TC Energy Management Information Circular 2024 |  K-4

consider these factors carefully in evaluating the unaudited pro forma consolidated financial statements and are cautioned not to place undue reliance on these unaudited pro forma consolidated financial statements.

All dollar amounts are presented in Canadian dollars unless otherwise specified.

4. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED STATEMENT OF INCOME

a)	An adjustment to conform income statement presentation of the combined carve-out income statement with TC Energy.

b)

As a result of the completion of the Arrangement, TC Energy expects to receive cash proceeds of approximately $7,879 million relating to the repayment and remarketing of inter-affiliate loan balances with South Bow. TC Energy expects to use some or all of the proceeds to repay long-term debt balances. If the $7,879 million in loan repayment proceeds was used to reduce long-term debt balances, an incremental reduction in interest expense of $206 million above the interest expense of the combined carve-out income statement would be realized using TC Energy’s weighted average interest rate on long-term debt. The reduction in interest expense increased current income tax expense by approximately $47 million.

c)	Estimated transaction costs to be incurred upon completion of the Arrangement of $100 million pre-tax ($86 million after-tax) have been included in the pro forma consolidated statement of income.

5. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED BALANCE SHEET

a)	An adjustment to conform balance sheet presentation of the combined carve-out balance sheet with TC Energy.

b)	Cash of $137 million will be received from South Bow to settle due to affiliate payable balances owing from South Bow.

c)

TC Energy expects South Bow to repay a portion of debt due to affiliates with proceeds from the issuance of third-party long-term debt and junior subordinated notes. The remaining portion of debt due to affiliates is expected to be exchanged for an equivalent principal amount of TC Energy’s indebtedness. TC Energy intends to utilize all or a portion of the proceeds to repay long-term debt balances. The reduction of the long-term debt balance is estimated to be dollar-for-dollar with the proceeds received. Actual debt reduction may be larger or smaller, if debt trading at a discount or premium is repurchased and retired.

d)	To eliminate Parent’s net investment attributable to the Liquids Pipelines business.

e)	Additional transaction costs related to the Arrangement are anticipated to be incurred as described in Note 4c) above for which pro forma adjustments have been made.

6. OTHER CONTRACTUAL MATTERS AND COSTS

The separation agreement will set forth the agreement between TC Energy and South Bow with respect to the separation of the Liquids Pipelines business in connection with the Arrangement, including the transfer of certain assets related to the Liquids Pipelines business from TC Energy to South Bow and the allocation of certain liabilities and obligations related to the Liquids Pipelines business between TC Energy and South Bow, including responsibility and liability for certain legal actions.

TC Energy will assign employees and transfer certain employee benefit plan assets and liabilities to South Bow. South Bow will establish benefit plans and arrangements for the transferred employees.

No pro forma adjustments have been made to reflect the transfer of additional assets and liabilities not included in the audited combined carve-out financial statements of the Liquids Pipelines business, including employee benefit plan assets and liabilities, other compensation liabilities and other shared corporate assets because the separation agreement and other agreements have not yet been finalized, and amounts are not objectively determinable.

Historically, TC Energy has charged its operating subsidiaries for various corporate costs incurred in the operation of the business. These costs may not be representative, either positively or negatively, of the future costs South Bow will incur as an independent, public company. Effective with the separation, South Bow will assume responsibility for all its corporate functions and related costs. Certain of these activities will continue to be performed by TC Energy under a transition services agreement for a limited period of time. South Bow will incur incremental costs as an independent public company, including costs to replace services previously provided by TC Energy, as well as other stand-alone costs.

No pro forma adjustments have been made to reflect the above because they are projected amounts based on estimates and would not be objectively determinable.

7. EARNINGS PER SHARE

The Arrangement does not result in the issuance of additional shares of TC Energy or instruments that are convertible to shares. The weighted average shares outstanding are therefore the same as those in the audited consolidated financial statements of TC Energy. The Arrangement is not expected to have a dilutive impact on earnings per share.

K-5 | TC Energy Management Information Circular 2024

Schedule L – South Bow Shareholder Rights Plan

SHAREHOLDER RIGHTS PLAN AGREEMENT

DATED AS OF •

BETWEEN

SOUTH BOW CORPORATION

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

AS RIGHTS AGENT

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ARTICLE 1 – INTERPRETATION		3
1.1	Certain Definitions	3
1.2	Currency	12
1.3	Headings	12
1.4	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares	12
1.5	Acting Jointly or in Concert	12
1.6	Generally Accepted Accounting Principles	12
1.7	Holders of Rights and Common Shares and References to Common Share Certificates	12
ARTICLE 2 – THE RIGHTS		13
2.1	Issue of Rights: Legend on Common Share Certificates	13
2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights	13
2.3	Adjustments to Exercise Price; Number of Rights	15
2.4	Date on Which Exercise Is Effective	18
2.5	Execution, Authentication, Delivery and Dating of Rights Certificates	18
2.6	Registration, Transfer and Exchange	18
2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates	19
2.8	Persons Deemed Owners of Rights	19
2.9	Delivery and Cancellation of Certificates	19
2.10	Agreement of Rights Holders	19
2.11	Rights Certificate Holder Not Deemed a Shareholder	20
ARTICLE 3 – ADJUSTMENTS TO THE RIGHTS		20
3.1	Flip-in Event	20
ARTICLE 4 – THE RIGHTS AGENT		21
4.1	General	21
4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent	21
4.3	Duties of Rights Agent	22
4.4	Change of Rights Agent	23
4.5	Compliance with Money Laundering Legislation	23
ARTICLE 5 – MISCELLANEOUS		23
5.1	Redemption and Waiver	23
5.2	Expiration	25
5.3	Issuance of New Rights Certificates	25
5.4	Supplements and Amendments	25
5.5	Fractional Rights and Fractional Shares	26
5.6	Rights of Action	26
5.7	Regulatory Approvals	26
5.8	Declaration as to Non-Canadian or Non-U.S. Holders	26
5.9	Notices	27
5.10	Costs of Enforcement	27
5.11	Successors	27
5.12	Benefits of this Agreement	27
5.13	Governing Law	27
5.14	Severability	27
5.15	Effective Date	28
5.16	Reconfirmation and Approval	28
5.17	Privacy Legislation	28
5.18	Notice of Proposed Actions	28
5.19	Determinations and Actions by the Board of Directors	28
5.20	Fiduciary Duties of Directors	28
5.21	Time of the Essence	28
5.22	Execution in Counterparts	28

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SHAREHOLDER RIGHTS PLAN AGREEMENT

MEMORANDUM OF AGREEMENT dated as of and effective • between South Bow Corporation (the “Corporation”), a corporation incorporated under the Canada Business Corporations Act and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada (the “Rights Agent”);

WHEREAS the Board of Directors (as defined below) has determined that it is advisable and in the best interests of the Corporation to adopt and maintain a shareholder rights plan in order to ensure, to the extent possible:

(a)

that the Board of Directors has adequate time to identify, develop and negotiate value enhancing alternatives, if considered appropriate, to any unsolicited bid for the Voting Shares (as defined below); and

(b)	that shareholders of the Corporation are treated fairly in connection with any Take-over Bid (as defined below);

AND WHEREAS in order to implement the adoption of a shareholder rights plan as established by this Agreement, the Board of Directors has:

(a)

authorized the issuance, effective as of the close of business on the Effective Date (as defined below), of one Right (as defined below) in respect of each Common Share (as defined below) outstanding at the close of business on the Effective Date (the “Record Time”); and

(b)

authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined below);

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Corporation desires to appoint the Rights Agent to act on behalf of the Corporation and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as defined below), the exercise of Rights and other matters referred to herein;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

ARTICLE 1 – INTERPRETATION

1.1	Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

(a)	“Acquiring Person” shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term “Acquiring Person” shall not include:

(i)	the Corporation or any Subsidiary of the Corporation;

(ii)

any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of (A) a Voting Share Reduction, (B) a Permitted Bid Acquisition, (C) an Exempt Acquisition, (D) a Pro Rata Acquisition or (E) a Convertible Security Acquisition; provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of the operation of Paragraphs (A), (B), (C), (D) or (E) above and such Person’s Beneficial Ownership of Voting Shares thereafter increases by more than 1.0% of the number of Voting Shares outstanding (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition), then as of the date such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an “Acquiring Person”;

(iii)

for a period of ten days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Subsection 1.1(f)(v) solely because such Person is making or has announced an intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, “Disqualification Date” means the first date of public announcement that any Person is making or has announced an intention to make a Take-over Bid, either alone or by acting jointly or in concert with another Person;

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(iv)

an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares in connection with a distribution of securities of the Corporation; or

(v)

a Person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Voting Shares determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares outstanding as at the Record Time (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition);

(b)

“Affiliate” when used to indicate a relationship with a specific Person means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(c)

“Agreement” shall mean this shareholder rights plan agreement dated as of • between the Corporation and the Rights Agent, as the same may be amended or supplemented from time to time; “hereof”, “herein”, “hereto” and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

(d)

“Arrangement Agreement” means the Arrangement Agreement made as of April 10, 2024 between TC Energy Corporation, the Corporation and South Bow Pipelines Limited providing for the implementation of the Plan of Arrangement;

(e)

“Associate” means, when used to indicate a relationship with a specified Person, (i) a spouse of that Person; (ii) any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage; (iii) a relative of that Person or of a Person mentioned in clause (i) or (ii) of this definition if that relative has the same residence as that Person; or (iv) a child of that Person or of a Person mentioned in clause (i) or (ii) of this definition;

(f)	A Person shall be deemed the “Beneficial Owner” of, and to have “Beneficial Ownership” of, and to “Beneficially Own”:

(i)	any securities as to which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(ii)

any securities as to which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity (where such right is exercisable within a period of 60 days and whether or not on condition or the happening of any contingency or the making of any payment) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities and (y) pledges of securities in the ordinary course of business), or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option; or

(iii)	any securities which are Beneficially Owned within the meaning of Subsection 1.1(f)(i) or 1.1(f)(ii) by any other Person with whom such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security:

(iv)

where such security has been deposited or tendered pursuant to any Take-over Bid or where the holder of such security has agreed pursuant to a Lock-up Agreement to deposit or tender such security pursuant to a Take-over Bid, in each case, made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(v)	where such Person, any of such Person’s Affiliates or Associates or any other Person acting jointly or in concert with such Person holds such security provided that:

(A)

the ordinary business of any such Person (the “Investment Manager”) includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person (a “Client”) including non-discretionary

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accounts held on behalf of a Client by a broker or dealer appropriately registered under applicable law;

(B)

such Person is the manager or trustee (the “Manager”) of a mutual fund (a “Mutual Fund”) that is registered or qualified to issue its securities to investors under the securities laws of any Province of Canada or the laws of the United States of America or any State thereof, and such security is held in the ordinary course of business in the performance of the Manager’s duties with respect to the Mutual Fund;

(C)	such Person is a Mutual Fund and holds such security in the ordinary course of business of the Mutual Fund;

(D)

such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such Other Accounts;

(E)

such Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the “Statutory Body”) includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies;

(F)

such Person (the “Administrator”) is the administrator or trustee of one or more pension funds or plans (a “Plan”), or is a Plan, registered under the laws of Canada or any Province thereof or the laws of the United States of America or any State thereof and holds such security for the purposes of its activities as an Administrator or Plan; or

(G)	such Person (the “Crown Agent”) is a Crown agent or agency,

provided, in any of the above cases, that the Investment Manager, the Manager, the Mutual Fund, the Trust Company, the Statutory Body, the Administrator, the Plan or the Crown Agent, as the case may be, is not then making a Take-over Bid or has not then announced an intention to make a Take-over Bid alone or acting jointly or in concert with any other Person, other than an Offer to Acquire Voting Shares or other securities (x) pursuant to a distribution by the Corporation (y) by means of a Permitted Bid or (z) by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over the counter market;

(vi)

where such Person is (A) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (B) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or (C) a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(vii)

where such Person is (A) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, (B) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (C) a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(viii)	where such Person is the registered holder of such security as a result of carrying on the business of, or acting as a nominee of, a securities depositary;

(g)	“Board of Directors” shall mean the board of directors of the Corporation or any duly constituted and empowered committee thereof;

(h)	“Business Day” shall mean any day other than a Saturday, Sunday or a day on which banking institutions in Calgary, Alberta are authorized or obligated by law to close;

(i)

“Canada Business Corporations Act” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, and the regulations made thereunder, and any comparable or successor laws or regulations thereto or, if applicable, the comparable legislation of any other jurisdiction pursuant to which the Corporation may be continued;

(j)

“Canadian Dollar Equivalent” of any amount which is expressed in United States Dollars means, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S.-Canadian Exchange Rate in effect on such date;

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(k)

“close of business” on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Calgary, Alberta of the transfer agent for the Common Shares (or, after the Separation Time, the principal transfer office in Calgary, Alberta of the Rights Agent) is closed to the public, provided, however, that for the purposes of the definitions of “Competing Permitted Bid” and “Permitted Bid”, “close of business” on any date means 11:59 p.m. (local time at the place of deposit) on such date (or, if such date is not a Business Day, 11:59 p.m. (local time at the place of deposit) on the next succeeding Business Day);

(l)

“Common Shares” shall mean the Common Shares in the capital of the Corporation as constituted as of the Effective Date and any other security of the Corporation into which such shares may be subdivided, consolidated, reclassified or changed from time to time;

(m)	“Competing Permitted Bid” means a Take-over Bid that:

(i)

is made after a Permitted Bid or another Competing Permitted Bid (each such Permitted Bid or Competing Permitted Bid in this definition, the “Prior Bid”) has been made and prior to the expiry, termination or withdrawal of the Prior Bid;

(ii)	satisfies all components of the definition of a Permitted Bid other than the requirements set out in Subsection 1.1(kk)(ii)(A) of the definition of a Permitted Bid; and

(iii)

contains, and the take up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date that is no earlier than the date which is the last day of the minimum initial deposit period that such Take-over Bid must remain open for deposits of securities thereunder pursuant to NI 62-104 after the date of the Take-over Bid constituting the Competing Permitted Bid, provided, however, that a Competing Permitted Bid will cease to be a Competing Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition and provided further that, at such time, any acquisition of Voting Shares made pursuant to such Competing Permitted Bid, including any acquisitions of Voting Shares theretofore made, will cease to be a Permitted Bid Acquisition;

(n)	“controlled” a Person is “controlled” by another Person or two or more other Persons acting jointly or in concert if:

(i)

in the case of a body corporate, securities entitled to vote in the election of directors of such body corporate carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; or

(ii)	in the case of a Person which is not a body corporate, more than 50% of the voting interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or Persons,

and “controls”, “controlling” and “under common control with” shall be interpreted accordingly;

(o)

“Convertible Security Acquisition” shall mean an acquisition by a Person of Voting Shares upon the exercise, conversion or exchange of a convertible security received by such Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition;

(p)	“Co-Rights Agents” shall have the meaning ascribed thereto in Subsection 4.1(a);

(q)	“Disposition Date” shall have the meaning ascribed thereto in Subsection 5.1(h);

(r)	“Dividend Reinvestment Acquisition” shall mean an acquisition of Voting Shares pursuant to a Dividend Reinvestment Plan;

(s)

“Dividend Reinvestment Plan” means a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to holders of its securities where such plan permits the holder to direct that some or all of:

(i)	dividends paid in respect of shares of any class of the Corporation;

(ii)	proceeds of redemption of shares of any class of the Corporation;

(iii)	interest paid on evidences of indebtedness of the Corporation; or

(iv)	optional cash payments,

be applied to the purchase of Voting Shares;

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(t)	“Election to Exercise” shall have the meaning ascribed thereto in Subsection 2.2(d)(ii);

(u)	“Effective Date” means the Business Day immediately following the date the Plan of Arrangement takes effect;

(v)	“Exempt Acquisition” means an acquisition of securities of the Corporation:

(i)	in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Subsection 5.1(a), 5.1(b) or 5.1(h);

(ii)

pursuant to an amalgamation, plan of arrangement, business combination, merger or other similar transaction (statutory or otherwise, but for greater certainty, not including a Take-over Bid) which has been approved by the Board of Directors and the holders of Voting Shares by the requisite majority or majorities of the holders of Voting Shares at a meeting duly called and held for such purpose in accordance with the Corporation’s bylaws, the Canada Business Corporations Act and any other applicable legal requirements; or

(iii)

pursuant to a distribution by the Corporation of Voting Shares or securities convertible, exercisable or exchangeable into Voting Shares by way of a private placement, a securities exchange take-over bid circular or upon the exercise by an individual employee of the right to purchase Voting Shares (whether from treasury or otherwise) pursuant to any Dividend Reinvestment Plan or any employee benefit, stock option or similar plan, provided that (A) all necessary stock exchange approvals for such private placement, take-over bid, Dividend Reinvestment Plan or employee benefit, stock option or similar plan have been obtained and such private placement, take-over bid, Dividend Reinvestment Plan or employee benefit, stock option or similar plan complies with the terms and conditions of such approvals, and (B) pursuant to any such distribution a Person does not become the Beneficial Owner of more than 25% of the Voting Shares outstanding immediately prior to the distribution, and in making this determination the Voting Shares to be issued to such Person in connection with the distribution shall be deemed to be held by such Person but shall not be included in the aggregate number of outstanding Voting Shares immediately prior to the distribution;

(w)

“Exercise Price” shall mean, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, shall be: (i) until the Separation Time, an amount equal to three times the Market Price, from time to time, per Common Share; and (ii) from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share;

(x)	“Expansion Factor” shall have the meaning ascribed thereto in Subsection 2.3(a)(x);

(y)	“Expiration Time” shall mean the time at which the right to exercise Rights shall terminate pursuant to Section 5.1 or 5.16;

(z)	“Flip-in Event” shall mean a transaction in or pursuant to which any Person becomes an Acquiring Person;

(aa)	“holder” shall have the meaning ascribed thereto in Section 1.7;

(bb)	“Independent Shareholders” shall mean holders of Voting Shares, other than:

(i)	any Acquiring Person;

(ii)	any Offeror (other than any Person who by virtue of Subsection 1.1(f)(v) is deemed not to Beneficially Own the Voting Shares held by such Person);

(iii)	any Affiliate or Associate of any Acquiring Person or Offeror;

(iv)	any Person acting jointly or in concert with any Acquiring Person or Offeror; and

(v)

any employee benefit plan, deferred profit sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Corporation, or any Subsidiary of the Corporation, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or withheld from voting or direct whether the Voting Shares are to be tendered to a Take-over Bid;

(cc)	“Lock-Up Agreement” means an agreement (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Corporation):

(i)	not later than the date of the Lock-up Bid (as defined below); or

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(ii)	if the Lock-up Bid has been made prior to the date on which such agreement has been entered into, forthwith and in any event not later than the Business Day following the date of such agreement), between an Offeror, any of its Affiliates or Associates or any other Person acting jointly or in concert with the Offeror and a Person (the “Locked-up Person”) who is not an Affiliate or Associate of the Offeror or a Person acting jointly or in concert with the Offeror whereby the Locked-up Person agrees to deposit or tender the Voting Shares held by the Locked-up Person to the Offeror’s Take-over Bid or to any Take-over Bid made by any of the Offeror’s Affiliates or Associates or made by any other Person acting jointly or in concert with the Offeror (the “Lock-up Bid”), where the agreement permits the Locked-up Person to withdraw the Voting Shares from the agreement in order to tender or deposit the Voting Shares to another Take-over Bid, or to support another transaction that:

(iii) (A)	provides for a consideration for each Voting Share that is higher than the consideration for each Voting Share contained in or proposed to be contained in the Lock-up Bid;

(B)

provides for a consideration for each Voting Share that exceeds, by as much as or more than an amount (“Specified Amount”) specified in the Lock-up Agreement, the consideration for each Voting Share contained in or proposed to be contained in the Lock-up Bid, provided that the Specified Amount is not greater than 7% over the consideration for each Voting Share contained in or proposed to be contained in the Lock-up Bid; or

(C)

is for a number of Voting Shares that exceeds, by as much as or more than a number (the “Specified Number”) specified in the Lock-up Agreement, the number of Voting Shares that the Offeror has offered or proposes to offer to purchase under the Lock-up Bid for consideration per Voting Share that is not less than the consideration per Voting Share contained in or proposed to be contained in the Lock-up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares offered to be purchased or proposed to be purchased under the Lock-up Bid;

and, for greater certainty, the Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Offeror an opportunity to at least match a higher consideration in another Take-over Bid or transaction or other similar limitation on a Locked-up Person’s rights to withdraw Voting Shares from the Lock-up Agreement so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares in sufficient time to tender to the other Take-over Bid or participate in the other transaction; and

(iv)	the agreement does not provide for any “break-up fees”, “top-up fees”, penalties, expenses reimbursement or other amounts that exceed in the aggregate the greater of:

(A)	the cash equivalent of 2.5% of the consideration payable under the Lock-up Bid to the Locked-up Person; and

(B)

50% of the amount by which the consideration payable under another Take-over Bid or transaction to a Locked-up Person exceeds the consideration that such Locked-up Person would have received under the Lock-up Bid, to be paid by a Locked-up Person pursuant to the Lock-up Agreement in the event that the Locked-up Person fails to deposit or tender Voting Shares to the Lock-up Bid or withdraws Voting Shares in order to tender to another Take-over Bid or participate in another transaction;

(dd)

“Market Price” per security of any securities on any date of determination shall mean the average of the daily closing prices per security of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per security of any securities on any date shall be:

(i)

the closing board lot sale price, or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal Canadian stock exchange (as determined by volume of trading) on which such securities are listed or admitted to trading;

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(ii)

if for any reason none of such prices is available on such day or the securities are not listed or posted for trading on a Canadian stock exchange, the last sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal national United States securities exchange (as determined by volume of trading) on which such securities are listed or admitted to trading;

(iii)

if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over the counter market, as quoted by any recognized reporting system then in use (as determined by the Board of Directors);

(iv)

if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a recognized professional market maker making a market in the securities selected in good faith by the Board of Directors;

provided, however, that if for any reason none of such prices is available on such day, the closing price per security of such securities on such date means the fair value per security of such securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker selected in good faith by the Board of Directors. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof;

(ee)

“NI 62-103” means National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues adopted by the Canadian securities regulatory authorities, as now in effect or as the same may from time to time be amended, re-enacted or replaced;

(ff)

“NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids adopted by the Canadian securities regulatory authorities, as now in effect or as the same may from time to time be amended, re-enacted or replaced;

(gg)	“Nominee” shall have the meaning ascribed thereto in Subsection 2.2(c);

(hh)	“Offer to Acquire” shall include:

(i)	an offer to purchase or a solicitation of an offer to sell Voting Shares or a public announcement of an intention to make such an offer or solicitation; and

(ii)	an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(ii)

“Offeror” shall mean a Person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a Take-over Bid, other than a Person who has completed a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition;

(jj)	“Offeror’s Securities” means Voting Shares Beneficially Owned by an Offeror on the date of the Offer to Acquire;

(kk)	“Permitted Bid” means a Take-over Bid made by an Offeror by way of a take-over bid circular which also complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of Voting Shares as registered on the books of the Corporation, other than the Offeror;

(ii)

the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid (A) prior to the close of business on a date which is not less than 105 days following the date of the Take-over Bid or such shorter minimum period that a take-over bid that is not exempt from any of the requirements of Division 5 Bid Mechanics of NI 62-104 must remain open for deposits of securities, in the applicable circumstances at such time, pursuant to NI 62-104, and (B) unless at the close of business on such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

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(iii)

the Take-over Bid contains an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period of time described in Subsection 1.1(kk)(ii) and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(iv)

the Take-over Bid contains an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, in the event that the deposit condition set forth in Subsection 1.1(kk)(ii) is satisfied the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than ten days from the date of such public announcement, provided, however, that a Permitted Bid will cease to be a Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition and provided further that, at such time, any acquisition of Voting Shares made pursuant to such Permitted Bid, including any acquisition of Voting Shares theretofore made, will cease to be a Permitted Bid Acquisition;

(ll)	“Permitted Bid Acquisition” shall mean an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(mm)

“Person” shall include any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, body corporate, corporation, unincorporated organization, syndicate, governmental entity or other similar entity;

(nn)	“Plan of Arrangement” means the Plan of Arrangement set forth as Appendix A to the Arrangement Agreement;

(oo)	“Pro Rata Acquisition” means an acquisition by a Person of Voting Shares pursuant to:

(i)	a Dividend Reinvestment Acquisition;

(ii)

a stock dividend, stock split or other event in respect of securities of the Corporation of one or more particular classes or series pursuant to which such Person becomes the Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of securities of the particular class, classes or series;

(iii)

the acquisition or the exercise by the Person of rights to purchase Voting Shares distributed to that Person in the course of a distribution to all holders of securities of the Corporation of one or more particular classes or series pursuant to a rights offering or pursuant to a prospectus, provided that such rights are acquired directly from the Corporation and not from any other Person and the Person does not thereby acquire a greater percentage of Voting Shares than the Person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition or exercise; or

(iv)

a distribution of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities), made pursuant to a prospectus or by way of a private placement or securities exchange take-over bid, provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible into or exchangeable for Voting Shares, so offered than the Person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition;

(pp)	“Record Time” has the meaning set forth in the recitals to this Agreement;

(qq)

“regular cash dividend” shall mean cash dividends paid on the Common Shares at regular intervals in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, in any fiscal year, the greatest of:

(i)	200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year;

(ii)	300% of the arithmetic mean of the aggregate amounts of the cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years; and

(iii)	100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year;

(rr)	“Right” means a right to purchase a Common Share upon the terms and subject to the conditions set forth in this Agreement;

(ss)

“Rights Certificate” means the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Attachment 1, or such other written document or acknowledgement

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(including, without limitation, a Direct Registration System statement or other book-entry confirmation) evidencing ownership of the Rights which may be issued by the Corporation and is satisfactory to the Corporation and the Rights Agent;

(tt)	“Rights Register” shall have the meaning ascribed thereto in Subsection 2.6(a);

(uu)	“Rights Registrar” shall have the meaning ascribed thereto in Subsection 2.6(a);

(vv)	“Securities Act” shall mean the Alberta Securities Act, R.S.A. 2000, c.S-4, as amended, and the regulations thereunder, and any comparable or successor laws or regulations thereto;

(ww)	“Separation Time” shall mean the close of business on the tenth Trading Day after the earlier of:

(i)	the Stock Acquisition Date;

(ii)

the date of the commencement of or first public announcement or disclosure of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and

(iii)	the date on which a Permitted Bid or Competing Permitted Bid ceases to be such,

or such later time as may be determined by the Board of Directors, provided that, if any such Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made and, provided further, that if the Board of Directors determines, pursuant to Section 5.1, to waive the application of Section 3.1 to a Flip-in Event, then the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred;

(xx)

“Stock Acquisition Date” shall mean the first date of public announcement or disclosure (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Part 4 of NI 62-103, Part 5 of NI 62-104 or subsection 13(d) of the U.S. Exchange Act) by the Corporation or an Acquiring Person that an Acquiring Person has become such;

(yy)	“Subsidiary”: a corporation is a Subsidiary of another corporation if:

(i)	it is controlled by:

(A)	that other; or

(B)	that other and one or more corporations each of which is controlled by that other; or

(C)	two or more corporations each of which is controlled by that other; or

(ii)	it is a Subsidiary of a corporation that is that other’s Subsidiary;

(zz)

“Take-over Bid” shall mean an Offer to Acquire Voting Shares, or securities convertible into Voting Shares if, assuming that the Voting Shares or convertible securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Voting Shares (including Voting Shares that may be acquired upon conversion of securities convertible into Voting Shares) together with the Offeror’s Securities, constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire;

(aaa)

“Trading Day”, when used with respect to any securities, shall mean a day on which the principal Canadian stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a Business Day;

(bbb)	“U.S.-Canadian Exchange Rate” means, on any date:

(i)	if on such date the Bank of Canada sets a daily exchange rate for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)

in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith;

(ccc)

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;

(ddd)

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;

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(eee)

“Voting Share Reduction” means an acquisition or redemption by the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the proportionate number of Voting Shares Beneficially Owned by any Person to 20% or more of the Voting Shares then outstanding; and

(fff)	“Voting Shares” shall mean the Common Shares and any other shares in the capital of the Corporation entitled to vote generally in the election of all directors.

1.2	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3	Headings

The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

For purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by any Person, shall be and be deemed to be the product (expressed as a percentage) determined by the formula:

100 x A/B

where:

	A	=	the number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person; and

	B	=	the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

Where any Person is deemed to Beneficially Own unissued Voting Shares, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares Beneficially Owned by such Person.

1.5	Acting Jointly or in Concert

For the purposes hereof, a Person is acting jointly or in concert with every Person who, as a result of any agreement, commitment or understanding, whether formal or informal, and whether or not in writing with the first Person or any Affiliate or Associate thereof, acquires or offers to acquire Voting Shares or securities convertible into Voting Shares (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities or pledges of securities in the ordinary course of business).

1.6	Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Chartered Professional Accountants of Canada, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) or, to the extent adopted and permitted by applicable laws, generally accepted accounting principles in the United States, as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

1.7	Holders of Rights and Common Shares and References to Common Share Certificates

As used in this Agreement, unless the context otherwise requires: (a) the term “holder” of any Right shall mean the registered holder of such Right (or, prior to the Separation Time, of the associated Common Share); and (b) the term “certificate”, when used in the context of a certificate representing Common Shares, shall include any other written document or acknowledgement (including, without limitation, a Direct Registration System statement or other book-entry confirmation) evidencing ownership of Common Shares, which may be adopted from time to time by the Corporation.

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ARTICLE 2 – THE RIGHTS

2.1	Issue of Rights: Legend on Common Share Certificates

(a)

One Right shall be issued, effective as of the Record Time, in respect of each Common Share outstanding as of the Record Time and one Right shall be issued in respect of each Common Share of the Corporation issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time.

(b)

Certificates representing Common Shares which are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall evidence, in addition to Common Shares, one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

Until the Separation Time (as defined in the Shareholder Rights Agreement referred to below), this certificate also evidences the holder’s rights described in a Shareholder Rights Plan Agreement dated as of • (the “Shareholder Rights Agreement”) between South Bow Corporation and Computershare Trust Company of Canada, as amended from time to time, the terms of which are incorporated herein and a copy of which is on file at the principal executive offices of the Corporation. Under certain circumstances set out in the Shareholder Rights Agreement, the rights may be amended, redeemed, may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Shareholder Rights Agreement to the holder of this certificate without charge as soon as practicable after receipt of a written request therefor.

(c)

Certificates representing Common Shares that are issued and outstanding at the Record Time shall also evidence one Right for each Common Share represented thereby, notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)

Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price. Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

(b)	Until the Separation Time,

(i)	the Rights shall not be exercisable and no Right may be exercised; and

(ii)

each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c)	From and after the Separation Time and prior to the Expiration Time:

(i)	the Rights shall be exercisable; and

(ii)	the registration and transfer of Rights shall be separate from and independent of Common Shares.

Promptly following the Separation Time, the Corporation will prepare (or cause to be prepared) and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time and, in respect of each convertible security converted into Common Shares after the Separation Time and prior to the Expiration Time, promptly after such conversion, the Corporation will prepare (or cause to be prepared) and the Rights Agent will mail to the holder so converting (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a “Nominee”)), at such holder’s address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(x)

a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or with any rule or regulation of any self regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(y)	a disclosure statement prepared by the Corporation describing the Rights,

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provided that a Nominee shall be sent the materials provided for in (x) and (y) in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person.

(d)	Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent:

(i)	the Rights Certificate evidencing such Rights;

(ii)

an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)

payment by certified cheque, banker’s draft or money order payable to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e)

Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Subsection 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Subsection 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)

requisition from the transfer agent certificates representing the number of such Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)	when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iii)

after receipt of the certificates referred to in Subsection 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

(iv)	when appropriate, after receipt, deliver the cash referred to in Subsection 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate; and

(v)	remit to the Corporation all payments received on exercise of the Rights.

(f)

In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(g)	The Corporation covenants and agrees that it will:

(i)

take all such action as may be necessary and within its power to ensure that all Common Shares issued upon exercise of Rights shall, at the time of issuance of such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, issued and delivered as fully paid and non-assessable;

(ii)

take all such action as may be necessary and within its power to comply with the requirements of the Canada Business Corporations Act, the Securities Act, the U.S. Exchange Act, the U.S. Securities Act and the securities laws or comparable legislation of each of the provinces of Canada and of the United States and each of the states thereof and any other applicable law, rule or regulation, in connection with the issuance of the Rights and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii)

use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal stock exchanges on which such Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv)

cause to be reserved and kept available out of the authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

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(v)

pay when due and payable, if applicable, any and all Canadian and U.S. federal, provincial and state transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Common Shares to be issued upon exercise of any Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(vi)

after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3	Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)	In the event the Corporation shall at any time after the date of this Agreement and prior to the Expiration Time:

(i)

declare or pay a dividend on Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Corporation) other than pursuant to any optional stock dividend program or Dividend Reinvestment Plan;

(ii)	subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii)	consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv)

issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Corporation) in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date in the manner set forth below.

If the Exercise Price and number of Rights outstanding are to be adjusted:

(x)

the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other securities of the Corporation) (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(y)	each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other security of the Corporation) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter after giving full effect to such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Corporation shall issue any securities other than Common Shares in a transaction of a type described in Subsection 2.3(a)(i) or 2.3(a)(iv), such securities shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1, the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required under Section 3.1. Adjustments pursuant to this Section 2.3(a) shall be made successively, whenever an event referred to in this Subsection 2.3(a) occurs.

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In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

(b)

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii)

the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to a Dividend Reinvestment Plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.

(c)

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than a regular cash dividend or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b)), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii)	the denominator of which shall be such Market Price per Common Share.

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Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)

Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one per cent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten thousandth of a share. Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of:

(i)	three years from the date of the transaction which gives rise to such adjustment; or

(ii)	the Expiration Time.

(e)

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any securities (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such securities, or securities convertible into or exchangeable for any such securities, in a transaction referred to in Subsection 2.3(a)(i) or (iv) or Subsection 2.3(b) or 2.3(c), if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), 2.3(b) and 2.3(c) in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), 2.3(b) and 2.3(c), such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), 2.3(b) and 2.3(c), shall be made. Subject to the prior consent of the holders of the Voting Shares or the Rights obtained as set forth in Subsection 5.4(b) or 5.4(c), the Corporation and the Rights Agent shall have authority to amend this Agreement as appropriate to provide for such adjustments.

(f)

Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g)

Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(h)

In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(i)

Notwithstanding anything contained in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i)	consolidation or subdivision of Common Shares;

(ii)	issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii)	dividends of securities; or

(iv)	issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Corporation to holders of its Common Shares, shall not be taxable to such shareholders.

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(j)	Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon the exercise of Rights is made pursuant to this Section 2.3, the Corporation shall promptly:

(i)	prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment;

(ii)	file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate; and

(iii)	mail a summary of the particulars of such adjustment or change to each holder of Rights who requests a copy.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4	Date on Which Exercise Is Effective

Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such Common Shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5	Execution, Authentication, Delivery and Dating of Rights Certificates

(a)

The Rights Certificates shall be executed on behalf of the Corporation by any two directors or officers of the Corporation. The signature of any of these directors or officers on the Rights Certificates may be manual, facsimile or electronic. Rights Certificates bearing the manual, facsimile or electronic signatures of individuals who were at any time the proper directors or officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

(b)

Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually, electronically or by facsimile signature in a manner satisfactory to the Corporation) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6	Registration, Transfer and Exchange

(a)

The Corporation will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the “Rights Registrar”) for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Corporation will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b)

All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)

Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the

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case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)

If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)	If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

(i)	evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)	such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless;

then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon the Corporation’s request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)

As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d)

Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8	Persons Deemed Owners of Rights

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever.

2.9	Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10	Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a)	to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)	that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c)	that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d)

that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of

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the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e)	that such holder of Rights has waived his right to receive any fractional Rights or any fractional Common Shares or other securities upon exercise of a Right (except as provided herein);

(f)

that notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation; and

(g)

that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended pursuant to and as provided herein.

2.11	Rights Certificate Holder Not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other securities of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other securities of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3 – ADJUSTMENTS TO THE RIGHTS

3.1	Flip-in Event

(a)

Subject to Subsection 3.1(b) and Section 5.1, in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Stock Acquisition Date (or such longer period as may be required to satisfy the requirements of the Securities Act and any comparable legislation of any other applicable jurisdiction), the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

(b)

Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i)	an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii)

a transferee or other successor in title of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), where such transferee or successor in title becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), that has the purpose or effect of avoiding Subsection 3.1(b)(i), shall become null and void without any further action, and any holder of such Rights (including transferees and successors in title) shall thereafter have no right to exercise such Rights under any provision of this Agreement and

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further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c)

From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Canada Business Corporations Act, the Securities Act and the securities laws or comparable legislation of each of the provinces of Canada and of the United States and each of the states thereof in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(d)

Any Rights Certificate that would represent Rights Beneficially Owned by a Person described in either Subsection 3.1(b)(i) or 3.1(b)(ii) or transferred to any nominee or successor in title of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall either not be issued upon the instruction of the Corporation in writing to the Rights Agent or contain the following legend:

The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Agreement.

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Corporation in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend and provided further that the fact that such legend does not appear on a certificate is not determinative of whether any Rights represented thereby are void or shall become void in the circumstances specified in Subsection 3.1(b).

ARTICLE 4 – THE RIGHTS AGENT

4.1	General

(a)

The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-Rights Agents (“Co-Rights Agents”) as it may deem necessary or desirable. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine. The Corporation agrees to pay all reasonable fees and expenses of the Rights Agent in respect of the performance of its duties under this Agreement. The Corporation also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement.

(b)

The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a)

Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the

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agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)

In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3	Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Corporation and the holders of certificates for Common Shares and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)

the Rights Agent may consult with and retain legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion;

(b)

whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be a director or officer of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c)	the Rights Agent will be liable hereunder for any loss arising from its own negligence, bad faith or wilful misconduct;

(d)

the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement, or in the certificates for Common Shares or in the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;

(e)

the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f)

the Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g)

the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be a director or officer of the Corporation, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual;

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(h)

the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity provided such actions would not place the Rights Agent in a position of conflict of interest with respect to its duties under this Agreement; and

(i)

the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4	Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days’ notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to each transfer agent of Common Shares by registered or certified mail. The Corporation may remove the Rights Agent upon 30 days’ notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Corporation the resigning Rights Agent or the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate, if any, for inspection by the Corporation), may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Alberta. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

4.5	Compliance with Money Laundering Legislation

The Rights Agent shall retain the right to not take any action and shall not be liable for refusing to take any action if the Rights Agent reasonably determines that such an action might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation, or guideline, then it shall have the right to resign on 30 days’ prior written notice to the Corporation, provided: (a) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (b) that if such circumstances are rectified to the Rights Agent’s satisfaction within such 30-day period, then such resignation shall not be effective.

ARTICLE 5 – MISCELLANEOUS

5.1	Redemption and Waiver

(a)

The Board of Directors acting in good faith may, with the prior consent of the holders of Voting Shares obtained as set forth in Subsection 5.1(i), determine, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular to all registered holders of Voting Shares and otherwise than in the circumstances set forth in Subsection 5.1(h), to waive the application of Section 3.1 to such Flip-in Event. In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of shareholders called to approve such waiver.

(b)

The Board of Directors acting in good faith may, until the occurrence of a Flip-in Event, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to a particular Flip-in Event that would result from a Take-over Bid made by way of take-over bid circular to all registered holders of Voting Shares

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(which for greater certainty shall not include the circumstances described in Subsection 5.1(h)); provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(b), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a take-over bid circular to all holders of Voting Shares prior to the expiry of any Take-over Bid (as the same may be extended from time to time) in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.1(b).

(c)

Subject to the prior consent of the holders of Voting Shares or the holders of Rights, as applicable, obtained as set forth in Subsection 5.1(i) or 5.1(j), the Board of Directors acting in good faith may, at its option, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to the provisions of this Section 5.1, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.00001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

(d)

Where pursuant to a Permitted Bid, a Competing Permitted Bid or a Take-over Bid in respect of which the Board of Directors has waived, or is deemed to have waived, pursuant to Subsection 5.1(b), the application of Section 3.1 a Person acquires outstanding Voting Shares, then the Board of Directors shall immediately upon the consummation of such acquisition without further formality and without any approval under Subsection 5.1(i) or 5.1(j) be deemed to have elected to redeem the Rights at the Redemption Price.

(e)

Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being redeemed pursuant to this Subsection 5.1(e), all of the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares at the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred and the Corporation shall be deemed to have issued replacement Rights to the holders of its then outstanding Common Shares.

(f)

If the Board of Directors elects or is deemed to have elected to redeem the Rights, and, in circumstances in which Subsection 5.1(c) is applicable, such redemption is approved by the holders of Voting Shares or the holders of Rights in accordance with Subsection 5.1(i) or 5.1(j), as the case may be, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(g)

Within ten Business Days after the Board of Directors elects, or is deemed to have elected, to redeem the Rights or if Subsection 5.1(c) is applicable within ten Business Days after the holders of Common Shares or the holders of Rights have approved a redemption of Rights in accordance with Subsection 5.1(i) or 5.1(j), as the case may be, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than specifically set forth in this Section 5.1 or in connection with the purchase of Common Shares prior to the Separation Time.

(h)

The Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within ten Trading Days following a Stock Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 5.1(i) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the “Disposition Date”), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

(i)

If a redemption of Rights pursuant to Subsection 5.1(c) or a waiver of a Flip-in Event pursuant to Subsection 5.1(a) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the

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holders of Voting Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the articles and by-laws of the Corporation.

(j)

If a redemption of Rights pursuant to Subsection 5.1(c) is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by the affirmative vote of a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation’s articles and by-laws and the Canada Business Corporations Act, with respect to meetings of shareholders of the Corporation.

5.2	Expiration

No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsection 4.1(a) of this Agreement.

5.3	Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4	Supplements and Amendments

(a)

The Corporation may make amendments to this Agreement to correct any clerical or typographical error or, subject to Subsection 5.4(d), which are required to maintain the validity or intent of this Agreement as a result of any change in any applicable legislation, rules or regulations thereunder. Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)

Subject to Subsection 5.4(a), the Corporation may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time prior to the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the articles and by-laws of the Corporation.

(c)

Subject to Subsection 5.4(a), the Corporation may, with the prior consent of the holders of Rights obtained as set forth below, at any time on or after the Separation Time, amend, vary or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative vote of a majority of the votes cast by the holders of Rights (other than Rights which are void pursuant to the provisions hereof) present or represented at and entitled to vote at a meeting of the holders of Rights. For the purposes hereof, the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation’s articles and by-laws and the Canada Business Corporations Act with respect to meetings of shareholders of the Corporation and each Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote at any such meeting.

(d)

Any amendments, variations or deletions made by the Corporation to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity or intent of this Agreement as a result of any change in any applicable legislation, rule or regulation thereunder shall:

(i)

if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment;

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(ii)

if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(c), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

5.5	Fractional Rights and Fractional Shares

(a)

The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time, in lieu of issuing fractional Rights, the Corporation shall pay to the holders of record of the Rights Certificates (provided the Rights represented by such Rights Certificates are not void pursuant to the provisions of Subsection 3.1(b), at the time such fractional Rights would otherwise be issuable), an amount in cash equal to the fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right.

(b)

The Corporation shall not be required to issue fractions of Common Shares upon exercise of Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of one whole Common Share at the date of such exercise.

5.6	Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce such holder’s right to exercise such holder’s Rights, or Rights to which such holder is entitled, in the manner provided in such holder’s Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7	Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority. Without limiting the generality of the foregoing, any issuance or delivery of debt or equity securities (other than non-convertible debt securities) of the Corporation upon the exercise of Rights and any amendment or supplement to this Agreement shall be subject to the prior consent of the Toronto Stock Exchange or any other exchange upon which the Common Shares may be listed.

5.8	Declaration as to Non-Canadian or Non-U.S. Holders

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

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5.9	Notices

(a)

Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

South Bow Corporation

•

Attention: Corporate Secretary

(b)

Notices or demands authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Corporation), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Computershare Investor Services Inc.

800 – 324 8th Avenue SW

Calgary, Alberta

T2P 2Z2

Attention: General Manager, Investor Services Dept.

(c)

Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by certified mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for its Common Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d)

Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.10	Costs of Enforcement

The Corporation agrees that if the Corporation fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the reasonable costs and expenses (including legal fees) incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.

5.11	Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.12	Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.13	Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Alberta and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.14	Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or

TC Energy Management Information Circular 2024  |  L-27

unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15	Effective Date

This Agreement shall be effective and in full force and effect in accordance with its terms from and after the Effective Date.

5.16	Reconfirmation and Approval

This Agreement must be reconfirmed and approved by a resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of such reconfirmation and approval at a meeting of holders of Voting Shares to be held not later than the date on which the 2027 annual meeting of holders of Voting Shares terminates and thereafter at such a meeting to be held, mutatis mutandis, every three years thereafter. If this Agreement is not so reconfirmed and approved or is not presented for reconfirmation and approval at any such meeting, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the close of business on that date which is the earlier of the date of termination of the meeting called to consider the reconfirmation and approval of this Agreement and the date of termination of the annual meeting of holders of Voting Shares in the applicable year; provided, that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to this Agreement), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.16.

5.17	Privacy Legislation

The Corporation and the Rights Agent acknowledge that federal and/or provincial legislation that addresses the protection of individual’s personal information (collectively, “Privacy Laws”) may apply to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither the Corporation nor the Rights Agent will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under applicable Privacy Laws.

5.18	Notice of Proposed Actions

In case the Corporation shall propose after the Separation Time and prior to the Expiration Time: (a) to effect or permit (in cases where the Corporation’s permission is required) any Flip-in Event; or (b) to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation’s assets, then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.9 hereof, a notice of such proposed action, which shall specify the date on which such Flip-in Event, liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 10 Business Days prior to the date of taking of such proposed action by the Corporation.

5.19	Determinations and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors in good faith for the purposes hereof shall not subject the Board of Directors or any director of the Corporation to any liability to the holders of the Rights.

5.20	Fiduciary Duties of Directors

Nothing contained in this Agreement shall be considered to affect the obligations of the members of the Board of Directors to exercise their fiduciary duties. Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of Voting Shares reject or accept any Take-over Bid or take any other action including, without limitation, the commencement, prosecution, defense or settlement of any litigation and the solicitation of additional or alternative Take-over Bids or other proposals to holders of Common Shares that the Board of Directors believes is necessary or appropriate in the exercise of their fiduciary duties.

5.21	Time of the Essence

Time shall be of the essence in this Agreement.

5.22	Execution in Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

[signature page to follow]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

SOUTH BOW CORPORATION

By:
•

By:
•

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
•

By:
•

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ATTACHMENT 1

SOUTH BOW CORPORATION

SHAREHOLDER RIGHTS PLAN AGREEMENT

[Form of Rights Certificate]

Certificate No.: __________	Rights: __________

THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.

Rights Certificate

This certifies that ________________________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, dated as of •, as the same may be amended or supplemented from time to time (the “Shareholder Rights Agreement”), between South Bow Corporation, a corporation duly incorporated under the Canada Business Corporations Act (the “Corporation”) and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada (the “Rights Agent”) (which term shall include any successor Rights Agent under the Shareholder Rights Agreement), to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Shareholder Rights Agreement) and prior to the Expiration Time (as such term is defined in the Shareholder Rights Agreement), one fully paid common share of the Corporation (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in the city of Calgary, Alberta or any other cities as may be designated by the Corporation from time to time. The Exercise Price shall initially be equal to three times the Market Price (as such term is defined in the Shareholder Rights Agreement) per Common Share and shall be subject to adjustment in certain events as provided in the Shareholder Rights Agreement.

This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Shareholder Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Shareholder Rights Agreement are on file at the registered office of the Corporation.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Shareholder Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

[signature page to follow]

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WITNESS the signature of the proper officers of the Corporation and its corporate seal.

Date:

SOUTH BOW CORPORATION

By:	By:

Countersigned

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Authorized Signature

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FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate.)

FOR VALUE RECEIVED ____________________________ hereby sells, assigns and transfers unto

(Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ____________________________, as attorney, to transfer the within Rights on the books of the Corporation, with full power of substitution.

Dated:

Signature Guaranteed:	Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a member firm of a recognized stock exchange in Canada, or a commercial bank or trust company having an office or correspondent in Canada.

………………………………………………………………………………………………………

CERTIFICATE

(To be completed if true.)

The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.

Signature

………………………………………………………………………………………………………

(To be attached to each Rights Certificate.)

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FORM OF ELECTION TO EXERCISE

(To be exercised by the registered holder if such holder desires to exercise the Rights Certificate.)

TO: _________________________

The undersigned hereby irrevocably elects to exercise _________________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

Dated:

Signature Guaranteed:	Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a member firm of a recognized stock exchange in Canada, or a commercial bank or trust company having an office or correspondent in Canada.

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………………………………………………………………………………………………………

CERTIFICATE

(To be completed if true.)

The undersigned party exercising Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.

Signature

………………………………………………………………………………………………………

(To be attached to each Rights Certificate.)

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NOTICE

In the event the certification set forth above in the Forms of Assignment and Election is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof. No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.

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Schedule M – Shareholder Proposal

The following proposal and supporting statement were submitted by the Salal Foundation, which is represented in this matter by Chief Na’Moks (John Ridsdale), Wet’suwet’en hereditary chief, and Molly Wickham of the Gidimt’en Checkpoint.

Shareholder Proposal

RESOLVED: that the Board commission an independent assessment of the financial, time, reputation and goodwill damage TC Energy has incurred from failing to obtain Free, Prior and Informed Consent for its projects. Shareholders request that the review be disclosed by December 31, 2024. It should be prepared at reasonable cost and omit confidential information.

Shareholder Supporting Statement

The United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP) stipulates that States shall consult in good faith with Indigenous peoples in order to obtain their free, prior and informed consent (FPIC) before implementing measures that may affect them.1 The federal UNDRIP Act affirms that UNDRIP has legal effect in Canada as an international human rights instrument.2

The Truth and Reconciliation Commission’s Call to Action #92 calls upon the corporate sector to adopt and implement UNDRIP “as a reconciliation framework and to apply its principles, norms, and standards to corporate policy and core operational activities involving Indigenous peoples and their lands and resources.”3

Free, Prior and Informed Consent (FPIC) is central to the UNDRIP because it recognizes the rights that Indigenous and equivalent peoples have to make their own decisions to say “yes” or “no” to proposals that could impact their lives, lands and futures.

Unfortunately, shareholders need only look to TC Energy’s Coastal Gas Link project, the Tuxpan Tula gas pipeline, and the Southeast Gateway pipeline projects to observe how TC Energy has failed to obtain FPIC, resulting in human rights violations, delayed or more costly projects, and increased political, reputational, and financial risks for the company.

Amnesty International concluded there was a years-long campaign of criminalization and unlawful surveillance against Wet’suwet’en peoples4 exercising their Indigenous rights as confirmed by the Canadian Supreme court.5

It is concerning that conflict with the Wet’suwet’en, repeated environmental violations6 and resulting stop work orders7 has damaged TC Energy’s reputation as it works on the Prince Rupert Gas Transmission pipeline, also in northern BC.

In Mexico, TC Energy’s failure to obtain FPIC was central to the controversy, delays, and conflict with the Tuxpan Tula gas pipeline.8 By failing to obtain FPIC with the Otomi, Nahua, Totonaco and Tepehua peoples, TC Energy violated their Indigenous rights in their traditional territories on land and sea.9

With the Southeast Gateway project, TC Energy is repeating the same failures by not obtaining FPIC from the Nahuas and Nuntajiyi peoples.

Our request for this independent review is prudent, reasonable and proportionate to the growing risks that the company has exposed itself to. We urge shareholders to vote in favour of this proposal to protect TC Energy’s reputation and economic interests.

TC Energy’s Board and Management Response and Voting Recommendation:

The Board and management strongly recommend that shareholders vote AGAINST the Proposal. TC Energy disagrees with the proponent’s position of the need for, or value of, an independent assessment for the reasons below.

For decades, TC Energy has engaged and worked with Indigenous peoples, valuing each community’s unique connection to the land and acknowledging their distinct rights. We prioritize early and honest engagement to apply traditional knowledge in our project planning, reducing impacts and maximizing benefits for Indigenous communities. Through consistent engagement, we aim to understand concerns, share information and open avenues for meaningful participation, striving to build mutual respect and trust with Indigenous peoples across our North American footprint.

1	https://daccess-ods.un.org/access.nsf/Get?OpenAgent&DS=A/RES/61/295&Lang=E
2	https://www.canlii.org/en/ca/laws/stat/sc-2021-c-14/latest/sc-2021-c-14.html
3	https://www.rcaanc-cirnac.gc.ca/eng/1524506030545/1557513309443
4	https://amnesty.ca/wetsuweten-report/
5	https://scc-csc.lexum.com/scc-csc/scc-csc/en/item/1569/index.do
6	https://www.cbc.ca/news/canada/british-columbia/coastal-gaslink-fines-1.6974895e
7	https://www.cbc.ca/news/canac1a/british-columbia/coastal-gaslink-more-stop-work-orders-1.6837555
8	https://www. thenation.com/article/archive/mexico-transcanada-pipeline-puebla-indigenous-rights/
9	https://grain.org/system/articles/pdfs/000/006/784/original/Libro%20completowebCECCAMv1.pdf?1639579631

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Meaningful Engagement and Consultation

We are committed to respecting Indigenous peoples’ rights and the principles of FPIC, striving to achieve consent among Indigenous groups potentially affected by our work. We have built strong relationships and gained support from most communities we work with; however, to achieve unanimous alignment and support from every constituent across any long, linear infrastructure project is not reasonable nor feasible. We strive for consensus by identifying and resolving issues collaboratively and sharing benefits. We adhere to the engagement and consultation processes in the jurisdictions where we work and seek to meet or exceed requirements while prioritizing respectful engagement and building partnerships. For example, in Canada, we engage early and often on new projects offering capacity funding for traditional knowledge and land use studies and have created construction and post-construction Indigenous monitoring programs to increase Indigenous participation and knowledge in the planning and execution of our work.

For the Coastal GasLink pipeline project, we spent over a decade engaging with Indigenous communities, building relationships, listening to feedback and adapting our project plans to address community interests and concerns, including 3,100 in-person meetings and over 50,000 communications and interactions. We signed long-term agreements with all 20 elected Indigenous Nations, which provide consent to the project and share benefits over the project’s lifecycle. Through construction, over $1.8 billion in contracts were awarded to Indigenous and local businesses and 699 Indigenous people were employed at the peak in 2022. Coastal GasLink’s Construction Monitoring and Community Liaison Program and Community Workforce Accommodation Programs employed 79 Indigenous advisors representing 20 Indigenous communities, as well as six Wet’suwet’en Hereditary House groups to promote cultural exchange and traditional knowledge sharing with the workforce. In response to Indigenous communities expressing a desire to become owners in Coastal GasLink, we signed option agreements with 17 First Nations to sell a 10 per cent equity interest in the Coastal GasLink Pipeline Limited Partnership to Indigenous communities across the project corridor. Many local and Indigenous communities have publicly shared their strong support for the project and desire to work with TC Energy. Testimonials and letters of support can be found on the Coastal GasLink website (coastalgaslink.com/supporters ).

In the U.S. and Mexico (where Indigenous consultation is led by the federal governments), we work with government bodies to comply with effective Indigenous consultation processes in structure and in practice and to foster community relationships through various social responsibility initiatives including:

•

Successful negotiations for right-of-way easements and annual operations meetings with Leech Lake Band of Ojibwe, Fond du Lac Band of Lake Superior Chippewa and Bad River Band of Lake Superior Chippewa.

•

Mitigated regulatory risks on the Virginia Reliability Project by building a relationship with the Chief of the Nansemond Indian Nation and engaging in effective negotiations. TC Energy successfully addressed the concerns of the Nation and local stakeholders through supporting ethnographic studies.

•

Engaged in Mexico’s first Indigenous consultation process led by the federal government on our El Encino-Topolobampo pipeline project. Between November 2014 and February 2015, approximately 75 meetings were held, representing 67 communities. Additionally, from March 2015 to May 2016, 876 communication activities were documented with the communities participating in the consultation. In response to feedback received, we modified the route of the pipeline, addressing the requests of the consulted Indigenous communities.

•

Engaged in two consultation processes led by the federal government along the Tuxpan-Tula pipeline project. The outcome was a re-route of the pipeline to accommodate Indigenous communities’ request, which resulted in all consulted Indigenous communities agreeing to the project.

Putting our Learnings into Practice

In response to the Truth and Reconciliation Commission’s Call to Action #92, TC Energy developed a Reconciliation Action Plan (tcenergy.com/RAP) and established an Indigenous Advisory Council comprised of six Indigenous leaders across Canada. We have progressed key deliverables in how we work with, and learn from, Indigenous peoples in North America. Notably the implementation of Canadian- and U.S.-specific mandatory cultural awareness training and the introduction of our Canadian Indigenous Equity Framework (tcenergy.com/Indigenousequityframework), which outlines our approach to working with communities to develop shared equity ownership and long-term revenue sources.

In 2023 alone, we engaged with over 300 Indigenous communities across North America, focusing on building relationships and identifying areas for improvement. In addition, we:

•

Invested over $7 million across North America toward Indigenous communities and community-led initiatives, focusing on education, safety, emergency preparedness and cultural preservation. For example, we have supported Youth Education and Career Pathways developed with Montana First Nation, funded Sunchild First Nation daycare, provided significant capacity funding to the

TC Energy Management Information Circular 2024  |  M-2

Morice Watershed Monitoring Trust and supported food security in Ejido Panalachi, a region with over 50 per cent Indigenous population and little access to basic health and education services.

•	Provided 305 Indigenous Legacy scholarships across Canada, the U.S. and Mexico.

•	Established over 66 unique relationship agreements designed to provide financial support for community-led activities and enable the development of strong, long-lasting relationships.

•

Hired regional engagement leads who live in the communities in which we operate in Canada, to ensure that our team is thoroughly informed and genuinely responsive to the local nuances and specific needs of each area.

Beyond this, we are building on our existing $1.44 billion Indigenous contracting spend in 2023 by enhancing our hiring and contracting processes. Our team is developing a comprehensive framework to increase the participation of Indigenous peoples and businesses in the execution of our projects and operational activities for 2024 and beyond.

Commitment to Continuous Learning and Improvement

Our journey has underscored the value of fostering relationships and engaging in meaningful dialogues. We recognize authentic connection requires a genuine openness to feedback and we’re committed to continually learning from Indigenous peoples. We’re grateful for the guidance from Indigenous partners and the TC Energy Indigenous Advisory Council, who have provided us wisdom and guidance as we aim to continuously improve. In response, we’ve integrated our engagement strategies across North America to enhance knowledge sharing and consistently apply our practices. This approach strengthens our relationships with Indigenous communities and reflects our dedication to meaningful, community-focused engagement.

Summary

We are committed to working collaboratively with Indigenous groups by sharing project information early and understanding concerns. We strive for transparency and partnership that not only meets but exceeds standards. Informed by UNDRIP, our Indigenous Relations policy (tcenergy.com/IRpolicy), strategy (tcenergy.com/IRstrategy) and guiding principles (tcenergy.com/IRguidingprinciples) embody our dedication to engaging meaningfully to build lasting relationships and trust.

Through ongoing dialogue, creative approaches and regular updates on our progress—which includes progressing our Reconciliation Action Plan goals—we are proud of the relationships we’ve built. We are committed to continuing to provide ongoing reporting as our initiatives and strategies are supplemented or updated through our annual reporting, including our Report on Sustainability (tcenergy.com/RoS2023) and designated webpage.

TC Energy takes shareholder engagement seriously. We were advised as part of its submission that the Salal Foundation holds 45 shares of TC Energy. We reached out to the designated representative of the Salal Foundation – a person who has repeatedly opposed CGL and resource development – to discuss this shareholder proposal and make ourselves available for a meeting. However, no response has been received from the representative. For these reasons, we do not believe this proposal was submitted with the intent to positively affect shareholder value.

TC Energy disagrees with the proponent’s position of the need for, or value of, an independent assessment. This would impose a significant administrative burden and incur unnecessary cost to shareholder value without providing material benefits or new information to management or our shareholders. Therefore, the Board and management strongly recommend that shareholders vote AGAINST this proposal.

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WITHDRAWN SHAREHOLDER PROPOSAL

The following proposal and supporting statement were submitted by British Columbia Investment Management Corporation (BCI). Following a series of meetings with BCI at which we listened to their concerns and explained the extent of our efforts to build a foundation toward increasingly rigorous levels of Scope 1 and 2 GHG assurance, focus on methane and differences between assurance over midstream industry operations versus the peers that BCI listed, as well as the impact of their proposal to our near-term strategic priorities, BCI has withdrawn their proposal. In response to their concerns, we have agreed that, by the end of July 2025, we will publish a Roadmap to Reasonable Assurance on GHG Reporting and reassess Oil & Gas Methane Partnership 2.0 membership and publish a summary of our reassessment.

Accordingly, shareholders are not being asked to vote on this proposal.

Shareholder Proposal

RESOLVED: Shareholders of TC Energy Corporation request the Board of Directors of the Corporation to commission an independent assurance statement from a recognized audit firm on its climate-related metrics. The statement should provide reasonable assurance on annual metrics for total Scope 1 and 2 emissions, absolute and intensities, including methane metrics for its natural gas business unit.

Furthermore, the company’s methane emissions measurement and disclosure should be consistent with a widely recognized framework such as the Oil & Gas Methane Partnership 2.0 (OGMP), which would further anchor the company’s reporting methodology against which the reasonable assurance would be provided.

Shareholders request that the Corporation provide an independent reasonable assurance statement by August 2025.

Shareholder Supporting Statement

Shareholders require reliable, objective, consistent, comparable, and timely data to make informed investment decisions and understand the potential impacts of climate-related risks and opportunities on investee companies and investment portfolios. External assurance is commonly used to ensure quality sustainability reporting. Climate-related metrics and risk considerations should be an essential part of the audit process to ensure the integrity of financial markets1. Seeking reasonable assurance would bring the Corporation’s reporting in line with energy peers such as Canadian Natural Resources, Cenovus Energy, Chevron, Eni, Equinor, Exxon, MEG Energy and Total and prepare the Corporation for securities regulations such as the expected U.S. Securities and Exchange Commission proposal to implement mandatory assurance over GHG emissions.

The accuracy of methane emissions reporting continues to be a source of uncertainty and potential risk. The comprehensiveness of OGMP’s unique measurement-based reporting framework allows investors to track and compare progress and performance against companies, and it amplifies the effectiveness of companies’ abatement activities. OGMP is the best existing vehicle for improving measurement, reporting and verification capability in the energy sector2. Over 120 companies with operations in more than 70 countries have joined or committed to OGMP, such as North American companies Cheniere, Chesapeake Energy, ConocoPhillips, Devon Energy, EOG Resources, ExxonMobil, Occidental Petroleum Corporation, Pioneer Natural Resources, and Williams. Member companies represent nearly 25% of global natural gas transmission and distribution pipelines.3

Considering heightened regulatory pressure, these requested actions would strengthen the company’s Report on Reliability of Methane Disclosure including its self-assessed performance against OGMP.

Canada and the United States have joined the Global Methane Pledge, committing to using best available inventory methodologies to quantify methane emissions and to achieving at least a 30% reduction by 2030. Direct measurement and third-party validation and assurance can assist companies to anticipate and meet upcoming regulations such as the proposed amendments to the Canadian federal Regulations Respecting Reduction in the Release of Methane and the US Environmental Protection Agency’s more stringent proposed standards for monitoring and mitigating methane.

[1]	Ceres, Closing the Gap Investor Insights into Decision-Useful Climate Data Assurance, Ceres, January 2024
[2]	EU Methane Strategy, October 2020
[3]	OGMP, January 2024

TC Energy Management Information Circular 2024  |  M-4

Schedule N – Charter of the Board of Directors of TC Energy

I.	INTRODUCTION

A.

The Board’s primary responsibility is to foster the long-term success and sustainability of the Company consistent with the Board’s responsibility to act honestly and in good faith with a view to the best interests of the Company.

B.

The Board of Directors has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board. This Charter is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.	COMPOSITION AND BOARD ORGANIZATION

A.	Nominees for directors are initially considered and recommended by the Governance Committee of the Board, approved by the entire Board and elected annually by the shareholders of the Company.

B.

The Board must be comprised of a majority of members who have been determined by the Board to be independent. A member is independent if the member has no direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

C.	Directors who are not members of management will meet on a regular basis to discuss matters of interest independent of any influence from management.

D.

Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board. The responsibilities of those committees will be as set forth in their Charter, as amended from time to time.

III.	DUTIES AND RESPONSIBILITIES

A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. Certain of the legal obligations of the Board are described in detail in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

i)	planning its composition and size;

ii)	selecting its Chair;

iii)	nominating candidates for election to the Board;

iv)	determining independence of Board members;

v)	approving committees of the Board and membership of directors thereon;

vi)	determining director compensation; and

vii)	assessing the effectiveness of the Board, Committees and directors in fulfilling their responsibilities.

B.	Management and Human Resources

The Board has the responsibility for:

i)

the appointment and succession of the Chief Executive Officer (CEO) and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO’s duties;

ii)	approving a position description for the CEO;

iii)	reviewing CEO performance at least annually, against agreed-upon written objectives;

iv)	approving decisions relating to senior management, including the:

a)	appointment of officers of the Company and members of the Executive Leadership Team;

b)	compensation and benefits for senior executive officers[1]; and

[1]	Senior executive officers are the members of the executive leadership team (ELT) other than ELT members with the title of Senior Vice-President.

N-1  |  TC Energy Management Information Circular 2024

c)

employment contracts and other special arrangements with senior executive officers, or with other employee groups if such action is likely to have a subsequent material[2] impact on the Company or its basic human resource and compensation policies.

v)	taking all reasonable steps to ensure succession planning programs are in place, including programs to train and develop management;

vi)

the overall oversight of the Company sponsored Canadian pension plans and ensuring that processes are in place to properly oversee the administration and management of such pension plans either directly or through delegation of the duties and responsibilities to one or more Board Committees; and

vii)	approving certain matters relating to all employees, including:

a)	the Annual Salary Policy/Program for employees;

b)	new benefit programs or changes to existing programs that would create a change in cost to the Company in excess of $10,000,000 annually; and

c)	material benefits granted to retiring employees outside of benefits received under approved pension and other benefit programs.

C.	Strategy and Plans

The Board has the responsibility to:

i)	participate in strategic planning sessions to ensure that management develops, corporate strategic priorities and objectives and approve the resulting strategic plan;

ii)	approve capital commitment and expenditure budgets and related operating plans;

iii)	approve financial and operating objectives used in determining compensation;

iv)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

v)	approve material divestitures and acquisitions; and

vi)	monitor management’s achievements in implementing major corporate strategies and objectives, in light of changing circumstances.

D.	Financial and Corporate Issues

The Board has the responsibility to:

i)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

ii)	monitor operational and financial results;

iii)	approve annual financial statements, related Management’s Discussion and Analysis and the release thereof by management;

iv)	approve the Management Information Circular, Annual Information Form and documents incorporated by reference therein;

v)	declare dividends;

vi)

approve financings, changes in authorized capital, issue and repurchase of shares, issue and redemption of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and trust indentures;

vii)	recommend appointment of external auditors and approve auditors’ fees;

viii)	approve banking resolutions and significant changes in banking relationships;

ix)	approve appointments, or material changes in relationships with corporate trustees;

x)	approve contracts, leases and other arrangements or commitments that may have a material impact on the Company;

xi)	approve spending authority guidelines; and

xii)	approve the commencement or settlement of litigation that may have a material impact on the Company.

[2]

For purposes of this Charter, the term “material” includes a transaction or a series of related transactions that would, using reasonable business judgment and assumptions, have a meaningful impact on the Corporation. The impact could be relative to the Corporation’s financial performance and liabilities as well as its reputation.

TC Energy Management Information Circular 2024  |  N-2

E.	Business and Risk Management

The Board has the responsibility to:

i)

take reasonable steps to ensure that management has identified the enterprise risks of the Company’s businesses and implemented appropriate strategies to manage these risks, understands the enterprise risks and achieves a proper balance between risks and benefits;

ii)	review reports on capital commitments and expenditures relative to approved budgets;

iii)	review operating and financial performance relative to budgets or objectives;

iv)

oversee environmental and social issues and receive, on a regular basis, reports on matters relating to, among others, ethical conduct, environmental management, employee and contractor health and safety, human rights, relationships with Indigenous communities and related party transactions; and

v)

assess and monitor management control systems by evaluating and assessing information provided by management and others (e.g. internal and external auditors) about the effectiveness of management control systems.

F.	Policies and Procedures

The Board has responsibility to:

i)	monitor compliance with all significant policies and procedures by which the Company is operated;

ii)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

iii)	provide policy direction to management while respecting its responsibility for day-to-day management of the Company’s businesses; and

iv)	review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

G.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:

i)	take all reasonable steps to ensure the Company has in place effective disclosure and communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

ii)	approve interaction with shareholders on all items requiring shareholder response or approval;

iii)	take all reasonable steps to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

iv)	take all reasonable steps to ensure that financial results are reported fairly and in accordance with generally accepted accounting principles;

v)	take all reasonable steps to ensure the timely reporting of any other developments that have significant and material impact on the Company; and

vi)	report annually to shareholders on the Board’s stewardship for the preceding year (the Annual Report).

IV.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A.	The Board is responsible for:

i)	directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained;

ii)	approving changes in the By-laws and Articles of Incorporation, matters requiring shareholder approval, and agendas for shareholder meetings;

iii)	approving the Company’s legal structure, name, logo, mission statement and vision statement; and

iv)	performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board or to management.

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SHAREHOLDER INFORMATION

TC Energy welcomes questions from shareholders and investors. Please contact:

Gavin Wylie
Vice-President, Investor Relations
Phone: **1-403-920-7911**
Toll free: **1-800-361-6522**
Email: **investor_relations@tcenergy.com**
Website: **TCEnergy.com/Investors**

BOARD OF DIRECTORS

TRANSFER AGENT

Computershare Investor Services, Inc.
100 University Avenue, 8th Floor Toronto, ON
Canada, M5J 2Y1
Phone: **1-514-982-7959**
Toll free: **1-800-340-5024**
Fax: **1-888-453-0330**
Email: **tcenergy@computershare.com**

PROXY SOLICITATION AGENT

Morrow Sodali
Toll free: **1-888-999-2944**
Email: **assistance@morrowsodali.com**

CORPORATE HEAD OFFICE

Please recycle.

CDP
DISCLOSER
2023

Visit our website for more information:
TCEnergy.com

Find our annual report online:
TCEnergy.com/AnnualReport

April 2024

TC Energy

Visit our website for more information: TCEnergy.com Find our annual report online: TCEnergy.com/ Annual Report April 2024 TCEnergy